Form 20-F
period 2021-12-31
PolyPid Ltd.
filed 2022-02-28
CIK 1611842

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 20-F

☐ REGISTRATION STATEMENT PURSUANTTO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2021

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

18,756,570 ordinary shares as of December 31, 2021.

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

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act. ☐

†	The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

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

Yes ☐    No ☒

i

INTRODUCTION

We are a Phase 3 clinical-stage biopharmaceutical company focused on developing targeted, locally administered and prolonged-release therapeutics using our proprietary Polymer-Lipid Encapsulation matriX, or PLEX, technology. Our product candidates are designed to address diseases with high unmet medical needs by pairing our PLEX technology with drugs already approved by the U.S. Food and Drug Administration, or the FDA, or innovative drug candidates to achieve a novel therapeutic effect. Our PLEX technology is designed to deliver drugs directly to targeted treated sites in the body at predetermined release rates and predetermined durations ranging from several days to several months. We believe that our PLEX technology and product candidates have the potential to significantly shift the management of a variety of medical conditions, including surgical site infections, or SSIs, and cancer. Our lead product candidate, D-PLEX100, is in a pivotal Phase 3 clinical program for the potential approval for prevention of abdominal (soft) tissue SSIs. We believe that D-PLEX100, if approved, would be a significant improvement over the current standard of care, which includes systemic administration of antibiotics.

The World Health Organization, or WHO, estimates that SSIs result in up to $10 billion of additional hospital costs per year in the United States alone, and a further €11 billion per year in the European Union. SSIs occur in approximately 2% to 5% of all patients undergoing inpatient surgery worldwide. The WHO and the Centers for Disease Control and Prevention, or CDC, in 2018 and 2017, respectively, have labeled SSIs as a high priority unmet medical need due to the associated morbidity, mortality and economic cost burden.

We initiated two Phase 3 trials of D-PLEX100, which we refer to as SHIELD I and SHIELD II, for the prevention of abdominal (soft tissue) SSIs in the third and fourth quarters of 2020, respectively. In May 2021, the FDA agreed in a Type B meeting that a single pivotal Phase 3 study is sufficient, provided the study results are adequate, for potential approval of a D-PLEX100 new drug application, or NDA, for the prevention of SSIs in colorectal surgery. In January 2022, following the completion of the 30-day follow-up period for the 500th patient enrolled, we completed a planned blinded sample size reassessment which supported the continuation of SHIELD I trial. In February 2022, the FDA agreed to our request for the addition of an unblinded interim analysis in the SHIELD I study evaluating D-PLEX100 for the prevention of abdominal soft tissue SSIs. The interim analysis is expected during the second quarter of 2022 once 750 patients complete their 30-day follow-up and will allow for early trial stopping due to efficacy, futility, or for sample size reassessment of up to 1,400 patients. We currently expect the last-patient-in from SHIELD I to enroll during the second quarter of 2022 with topline results two months thereafter, but final timelines for the study will be determined following the interim analysis.

In addition to our lead program D-PLEX100, our pipeline includes an early-stage Oncology program, OncoPLEX, PolyPid’s lead intra-tumoral cancer therapy drug candidate. OncoPLEX utilizes our PLEX technology to provide controlled local exposure to docetaxel, one of the most widely used chemotherapy agents, directly at the tumor site for few weeks to potentially reduce local tumor reoccurrence, the potential spreading of cancer cells, and ultimately improve the overall survival rate of cancer patients. Local delivery of drugs directly into the tumor site, especially in difficult to access tumors such as in the brain, may significantly improve the clinical outcome. The OncoPLEX intra-tumoral cancer therapy program has been evaluated successfully in various animal tumor models, including colon carcinoma and glioblastoma. Following this positive preclinical data, the Company identified brain tumors as the initial target indication for OncoPLEX.

The Company conducted in November 2021 a successful pre-Investigational New Drug, or IND, meeting with the FDA supporting a Phase 1/2 clinical trial of OncoPLEX as a potential part of first-line combination therapy for patients newly diagnosed with Glioblastoma Multiform, or GBM.

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

Important factors that could cause actual results, developments and business decisions to differ materially from those anticipated in these forward-looking statements include, among other things:

●	our dependence on enrollment of patients in our clinical trials in order to continue development of our product candidates;
●	the outcomes of our interim analysis in our SHIELD I clinical trial;
●	our ability to raise capital through the issuance of securities;
●	our ability to advance the development our product candidates, including the anticipated starting and ending dates of our anticipated clinical trials;
●	our assessment of the potential of our product candidates to treat certain indications;
●	our ability to successfully receive approvals from the FDA, European Medicines Agency, or EMA, or other applicable regulatory bodies, including approval to conduct clinical trials, the scope of those trials and the prospects for regulatory approval of, or other regulatory action with respect to our product candidates, including the regulatory pathway to be designated to our product candidates;
●	the regulatory environment and changes in the health policies and regimes in the countries in which we operate, including the impact of any changes in regulation and legislation that could affect the pharmaceutical industry;
●	our ability to commercialize our existing product candidates and future sales of our existing product candidates or any other future potential product candidates;
●	our ability to meet our expectations regarding the commercial supply of our product candidates;
●	the overall global economic environment;
●	the impact of COVID-19 and resulting government actions on us;
●	the impact of competition and new technologies;
●	general market, political and economic conditions in the countries in which we operate;
●	projected capital expenditures and liquidity;
●	changes in our strategy;
●	litigation; and
●	those factors referred to in “Item 3. Key Information – D. Risk Factors,” “Item 4. Information on the Company,” and “Item 5. Operating and Financial Review and Prospects”, as well as in this annual report on Form 20-F generally.

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

Unless otherwise indicated, all references to “Company,” “we,” “our” and “PolyPid” refer to PolyPid Ltd., its wholly owned subsidiaries, PolyPid Inc., a Delaware corporation with operations in New Jersey, and PolyPid Pharma SRL, a company organized and existing under the laws of Romania. References to “U.S. dollars” and “$” are to currency of the United States of America, and references to “shekel”, “Israeli shekel” and “NIS” are to New Israeli Shekels. References to “Ordinary Shares” are to our Ordinary Shares, no par value. We report our financial statements in accordance with generally accepted accounting principles in the United States, or U.S. GAAP.

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

Risks Related to Our Financial Condition and Capital Requirements

●	We have never generated revenues, have incurred significant losses since our inception and anticipate that we will continue to incur significant losses for the foreseeable future, and we may never achieve or maintain profitability.
●	We expect that we will need to raise substantial additional funding, which may not be available on acceptable terms, or at all. Failure to obtain funding on acceptable terms and on a timely basis may require us to curtail, delay or discontinue our product development efforts or other operations.

Risks Related to the Discovery, Development and Clinical Testing of Product Candidates

●	We depend on enrollment of patients in our clinical trials in order to continue development of our product candidates.
●	We are heavily dependent on the success of D-PLEX100, including obtaining regulatory approval to market D-PLEX100 in the United States and the European Union.
●	Our planned unblinded interim analysis in our SHIELD I trial may require that we enroll more patients than would have been the case without an interim analysis, in which case we will need to spend additional time, effort and financial resources on the SHIELD I trial, which may not ultimately be successful or support regulatory approval of D-PLEX100.
●	Improvement in standard of care infection prevention and control measures being undertaken in hospitals globally as a result of the COVID-19 pandemic may have decreased the rate of SSIs, which may adversely impact the ability of our clinical trials to demonstrate an improvement over the standard of care and may ultimately reduce our commercial opportunity even if our trials are successful.
●	Regulatory approval processes of the FDA, the EMA and comparable foreign regulatory authorities are lengthy, time-consuming, costly and unpredictable, and if we are ultimately unable to obtain regulatory approval for D-PLEX100 or any future product candidates, our business may fail.
●	PLEX is a novel technology, which makes it difficult to accurately and reliably predict the time and cost of development and of subsequently obtaining regulatory approval of D-PLEX100 or any future PLEX product candidates.
●	Clinical drug development is difficult to design and implement and involves a lengthy and expensive process with uncertain outcomes; we have not previously conducted pivotal clinical trials, and we may be unable to do so for any product candidates we may develop, including D-PLEX100.

Risks Related to Our Reliance on Third Parties

●	We rely on third parties to conduct certain elements of our preclinical studies, clinical trials and analytical tests, and perform other tasks for us. If these third parties do not successfully carry out their contractual duties, meet expected deadlines or comply with regulatory requirements, we may not be able to obtain regulatory approval for or commercialize our product candidates.
●	We rely on third parties to manufacture the raw materials, including the active pharmaceutical ingredient, that we use to create our product candidates. Our business could be harmed if existing and prospective third parties fail to provide us with sufficient quantities of these materials and products or fail to do so at acceptable quality levels or prices.
●	Our reliance on third parties requires us to share our trade secrets and intellectual property, which increases the possibility that a competitor will discover them or that our trade secrets and intellectual property will be misappropriated or disclosed.

v

Risks Related to Our Intellectual Property

●	If we are unable to obtain and maintain effective patent rights for our product candidates or any future product candidates, we may not be able to effectively protect our products and business and compete effectively in our markets.
●	If we are unable to protect the confidentiality of our trade secrets or know-how, such proprietary information may be used by others to compete against us.
●	We may not be successful in obtaining or maintaining necessary rights to our product candidates through acquisitions and in-licenses.

Risks Related to Our Business Operations

●	Our business and operations have been and are likely to further continue to be adversely affected by the COVID-19 global pandemic.
●	Our future success depends in part on our ability to retain our senior management team and to attract, retain and motivate other qualified personnel.
●	Due to our limited resources and access to capital, we must, and have in the past decided to, prioritize development of certain product candidates over other potential candidates. These decisions may prove to have been wrong and may adversely affect our revenues.
●	European data collection is governed by restrictive regulations governing the collection, use, processing and cross-border transfer of personal information. Failure to comply with such regulations may result in substantial fines, other administrative penalties and civil claims being brought against us.

Risks Related to Commercialization of Our Product Candidates

●	We have limited manufacturing experience and could experience production problems that result in delays in our development or commercialization programs or otherwise adversely affect our business.
●	We currently have no marketing and sales organization. If we are unable to establish sales and marketing capabilities, or enter into agreements with third parties to market and sell our product candidates, we may be unable to generate any product revenue.
●	We are subject to significant regulatory oversight with respect to manufacturing our product candidates. Delays in establishing and obtaining regulatory approval of our manufacturing process and facility or disruptions in our manufacturing process may delay or disrupt our product development and commercialization efforts.
●	It may be difficult for us to profitably sell our product candidates if coverage and reimbursement for these products, or the procedures in which they are used, is limited by government authorities and/or third-party payor policies.

Risks Related to Ownership of Our Ordinary Shares

●	The market price of our Ordinary Shares may be highly volatile, and you may not be able to resell your Ordinary Shares at or above the price you paid.
●	Our executive officers, directors and principal shareholders have the ability to exert significant control over matters submitted to our shareholders for approval.
●	We may be or may become classified as a passive foreign investment company. If we are or become classified as a passive foreign investment company, our U.S. shareholders may suffer adverse tax consequences as a result.
●	If a United States person is treated as owning at least 10% of our shares, such holder may be subject to adverse U.S. federal income tax consequences.

Risks Related to Israeli Law and Our Operations in Israel

●	Our headquarters and other significant operations are located in Israel, and, therefore, our results may be adversely affected by political, economic and military instability in Israel.
●	We received Israeli government grants for certain of our research and development activities, the terms of which may require us to pay royalties and to satisfy specified conditions in order to manufacture products and transfer technologies outside of Israel. If we fail to satisfy these conditions, we may be required to pay penalties and refund grants previously received.
●	Provisions of Israeli law and our amended and restated articles of association may delay, prevent or otherwise impede a merger with, or an acquisition of, us, which could prevent a change of control, even when the terms of such a transaction are favorable to us and our shareholders.

PART I

ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.	KEY INFORMATION

A.	Selected Financial Data.

[Reserved]

B.	Capitalization and Indebtedness.

Not applicable.

C.	Reasons for the Offer and Use of Proceeds.

Not applicable.

D.	Risk Factors.

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

We are a Phase 3 clinical-stage biopharmaceutical company. We have incurred operating losses each year since our inception, including operating losses of $43.1 million and $26.3 million for the years ended December 31, 2021 and 2020, respectively. As of December 31, 2021, we had an accumulated deficit of $174.9 million. We have devoted substantially all of our financial resources to designing and developing our PLEX product candidates, including conducting clinical trials and preclinical studies and providing general and administrative support for these operations. We expect that our expenses and operating losses will increase for the foreseeable future as we continue clinical development of D-PLEX100 for the prevention of SSIs and develop other product candidates using our PLEX technology. Our ability to ultimately achieve revenues and profitability is dependent upon our ability to successfully complete the development of D-PLEX100 and any future product candidates, obtain necessary regulatory approvals for and successfully manufacture, market and commercialize our products.

We anticipate that our expenses will increase substantially based on a number of factors, including to the extent that we:

●	continue our clinical development of D-PLEX100, including our ongoing Phase 3 trials of D-PLEX100 for the prevention of SSIs in abdominal (soft tissue) surgeries, and our Phase 3 trial of D-PLEX100 for the prevention of post-cardiac sternal (bone) SSIs which was paused;
●	require an increase of sample size in our SHIELD I clinical trial as a result of our interim analysis.
●	seek regulatory and marketing approvals for any product candidates that successfully complete clinical trials;
●	build the necessary commercial and medical infrastructure in the United States to successfully launch any products, including hiring field and office based staff;
●	advance our preclinical and research and development programs, including, without limitation, our OncoPLEX program;
●	identify, assess, acquire, license and/or develop other product candidates;
●	manufacture current good manufacturing practices, or cGMP, material for clinical trials or potential commercial sales, either at our manufacturing facility or through third-party contract manufacturers;
●	establish a sales, marketing and distribution infrastructure to commercialize any products for which we may obtain marketing approval;
●	hire personnel and invest in additional infrastructure to support our operations as a public company and expand our product development;
●	enter into agreements to license intellectual property from third parties;
●	develop, maintain, protect and expand our intellectual property portfolio; and
●	experience any delays or encounter issues with respect to any of the above, including, but not limited to, failed trials, complex results, safety issues or other regulatory challenges that require longer follow-up of existing clinical trials, additional major clinical trials or additional supportive studies in order to pursue marketing approval.

To date, we have financed our operations primarily through the sale of equity securities, convertible loans made by certain of our shareholders, royalty-bearing and non-royalty bearing grants that we received from the Israeli Innovation Authority, or the IIA, and non-royalty bearing grants under the European Commission’s Seventh Framework Program for Research, or the FP7. The amount of any future operating losses will depend, in part, on the rate of our future expenditures and our ability to obtain funding through equity or debt financings, strategic collaborations or grants. Even if we obtain regulatory approval to market one or more product candidates, our future revenue will depend upon the size of any markets in which such product candidates receive approval and our ability to achieve sufficient market acceptance, pricing, reimbursement from third-party payors for such product candidates. Further, the operating losses that we incur may fluctuate significantly from quarter to quarter and year to year, such that a period-to-period comparison of our results of operations may not be a good indication of our future performance. Other unanticipated costs may also arise.

We have never generated any revenue from product sales and may never be profitable.

We have no products approved for marketing in any jurisdiction and we have never generated any revenue from product sales. Our ability to generate revenue and achieve profitability depends on our ability, alone or with strategic collaboration partners, to successfully complete the development of, and obtain the regulatory and marketing approvals necessary to commercialize, D-PLEX100 or any future product candidates. We do not anticipate generating revenue from product sales for at least the next several years. Our ability to generate future revenue from product sales will depend heavily on our ability to:

●	complete research and preclinical and clinical development of D-PLEX100 and any future product candidates in a timely and successful manner, including our ability to resume enrollment in our Phase 3 trial of D-PLEX100 for the prevention of prevention of post-cardiac sternal (bone) SSIs, which was paused;
●	obtain regulatory and marketing approval for any product candidates for which we complete clinical trials;
●	maintain and enhance a commercially viable, sustainable, scalable, reproducible and transferable manufacturing process for D-PLEX100 and any future product candidates that is compliant with cGMPs;

●	establish and maintain supply and, if applicable, manufacturing relationships with third parties that can provide, in both amount and quality, adequate products to support clinical development and the market demand for D-PLEX100 and any future product candidates, if and when approved;
●	launch and commercialize any product candidates for which we obtain regulatory and marketing approval, either directly by establishing commercial and medical infrastructure, and/or with collaborators or distributors;
●	expose and educate physicians and other medical professionals to use our products;
●	obtain market acceptance, if and when approved, of D-PLEX100 and any future product candidates from the medical community and third-party payors;
●	ensure our product candidates are approved for reimbursement from governmental agencies, health care providers and insurers in jurisdictions where they have been approved for marketing;
●	address any competing technological and market developments that impact D-PLEX100 and any future product candidates or their prospective usage by medical professionals;
●	identify, assess, acquire and/or develop new product candidates;
●	negotiate favorable terms in any collaboration, licensing or other arrangements into which we may enter and perform our obligations under such collaborations;
●	maintain, protect and expand our portfolio of intellectual property rights, including patents, patent applications, trade secrets and know-how;
●	avoid and defend against third-party interference or infringement claims;
●	attract, hire and retain qualified personnel; and
●	locate and lease or acquire suitable facilities to support our clinical development, manufacturing facilities and commercial expansion.

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

The report of our independent registered public accounting firm contains an explanatory paragraph regarding substantial doubt about our ability to continue as a going concern, which could prevent us from obtaining new financing on reasonable terms or at all.

The report of our independent registered public accounting firm on our audited consolidated financial statements as expected for the period ended December 31, 2021, contains an explanatory paragraph regarding substantial doubt about our ability to continue as a going concern. Our consolidated financial statements do not include any adjustments that might result from the outcome of the uncertainty regarding our ability to continue as a going concern. This going concern opinion could materially limit our ability to raise additional funds through the issuance of equity or debt securities or otherwise. Further reports on our consolidated financial statements may include an explanatory paragraph with respect to our ability to continue as a going concern. Until we can generate significant recurring revenues, we expect to satisfy our future cash needs through debt or equity financing. We cannot be certain that additional funding will be available to us on acceptable terms, if at all. If funds are not available, we may be required to delay, reduce the scope of, or eliminate research or development plans for, or commercialization efforts with respect to our products. This may raise substantial doubts about our ability to continue as a going concern.

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

To date, we have financed our operations primarily through the sale of equity securities, convertible loans made by certain of our shareholders, royalty-bearing and non-royalty bearing grants that we received from the IIA and FP7. As of February 24, 2022, we had cash, cash equivalents and short-term deposits of $25.1 million. We will require significant additional financing to fund our operations. Our future funding requirements will depend on many factors, including but not limited to:

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

We cannot guarantee that financing will be available in sufficient amounts or on terms acceptable to us, if at all, and the terms of any financing may adversely affect the interests or rights of our shareholders. Even if we believe that we have sufficient funds for our current or future operating plans, we may seek additional capital if market conditions are favorable or if we have specific strategic considerations. The issuance of additional securities, whether equity or debt, by us, or the possibility of such issuance, may cause the market price of our shares to decline. Further, our ability to raise additional capital may be adversely impacted by potential worsening global economic conditions and the disruptions to and volatility in the credit and financial markets in the United States and worldwide resulting from the ongoing COVID-19 pandemic.

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

To date, we have invested all of our efforts and financial resources to: (i) research and develop our PLEX technology, our lead product candidate, D-PLEX100, and our preclinical and research and development programs, including conducting preclinical studies and clinical trials, and providing general and administrative support for these operations; (ii) develop and secure our intellectual property portfolio for D-PLEX100 and our PLEX technology and (iii) invest in our current manufacturing facility. Our future success is dependent on our ability to successfully develop, obtain regulatory approval for and commercialize one or more of our current and future product candidates. Our product candidates’ marketability is subject to significant risks associated with successfully completing current and future clinical trials, including:

●	our ability to complete our ongoing Phase 3 clinical trials of D-PLEX100 for the prevention of abdominal SSIs in a timely fashion, including our ability to resume enrollment in our Phase 3 trial of D-PLEX100 for the prevention of post-cardiac sternal SSIs, which was paused, and that such Phase 3 clinical trials, even if successfully completed, will be sufficient to support approval of a NDA;
●	acceptance by the FDA, EMA or other regulatory agencies of our strategies for seeking regulatory approvals for D-PLEX100 and any future product candidates, including our proposed indications, primary and secondary endpoint assessments and measurements, safety evaluations and regulatory pathways;
●	the acceptance by the FDA, EMA or other regulatory agencies of the number, design, size, conduct and implementation of our clinical trials, our trial protocols and the interpretation of data from preclinical studies or clinical trials;
●	our ability to successfully complete the clinical trials of D-PLEX100 and any future product candidates, including timely patient enrollment and acceptable safety and efficacy data and our ability to demonstrate the safety and efficacy of the product candidates undergoing such clinical trials;
●	the willingness of the FDA, EMA or other regulatory agencies to schedule an advisory committee meeting in a timely manner in connection with our regulatory submissions, if such advisory committee meetings are required;

●	the recommendation of the FDA’s advisory committee to approve our applications to market D-PLEX100 and any future product candidates in the United States, and the EMA’s approval to market D-PLEX100 in the European Union, if such advisory committee reviews are scheduled, without limiting the approved labeling, specifications, distribution or use of the products, or imposing other restrictions;
●	the satisfaction of the FDA, EMA or other regulatory agencies with the safety and efficacy of D-PLEX100 and any future product candidates;
●	the prevalence and severity of adverse events associated with D-PLEX100 and any future product candidates;
●	the timely and satisfactory performance by third-party contractors, trial sites and principal investigators of their obligations in relation to our clinical trials;
●	our success in educating medical professionals and patients about the benefits, administration and use of D-PLEX100 and any future product candidates, if approved;
●	our success in educating payers and hospital administrators about the potential cost savings benefits that D-PLEX100 can deliver;
●	the availability, perceived advantages, relative cost, safety and efficacy of alternative and competing treatments for the indications addressed by D-PLEX100 and any future product candidates;
●	the effectiveness of our marketing, sales and distribution strategy, and operations, as well as that of any current and future licensees;
●	our ability to scale, validate and maintain a commercially viable manufacturing process that is cGMP-compliant;
●	our ability to obtain, protect and enforce our intellectual property rights with respect to D-PLEX100, any future product candidates and our PLEX technology; and
●	changes to regulatory guidelines.

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

Our planned unblinded interim analysis in our SHIELD I trial may require that we enroll more patients than would have been the case without an interim analysis, in which case we will need to spend additional time, effort and financial resources on the SHIELD I trial which may not ultimately be successful or support regulatory approval of D-PLEX100.

On February 9, 2022, we announced that we had obtained approval from FDA to proceed with an unblinded interim analysis in our SHIELD I trial once 750 patients complete their 30-day follow-up. The interim analysis will allow for an early trial stopping due to efficacy or futility, or sample size reassessment of up to 1,400 patients. This interim analysis may not result in positive findings for the prevention of abdominal soft tissue SSIs sufficient to support submission of an NDA for D-PLEX100, in which case we may need to significantly increase enrollment in the trial to improve its statistical power. Any increase in enrollment in the trial would cost us significantly more and cause us to delay any final analysis to determine whether or not the trial was successful to support an NDA submission. Increasing the size of the SHIELD I trial because of the interim analysis may result in pursuing further development of D-PLEX100 for an indication in which it may ultimately be unsuccessful.

We conducted a blinded sample size reassessment of 500 patients in the SHIELD I trial, the reassessment of which supported continuation of the trial. However, because this reassessment was blinded, it may not be predictive of the results of the interim analysis of 750 patients, which interim analysis may show futility or may still suggest continuation but with an increase in sample size. Our decision to implement an interim analysis for the SHIELD I trial may lead to an erroneous decision to stop the trial early or continue the trial with the expenditure of time, effort and financial resources to a conclusion that may ultimately be unsuccessful.

Improvement in standard of care infection prevention and control measures being undertaken in hospitals globally as a result of the COVID-19 pandemic may have decreased the rate of SSIs, which may adversely impact the ability of our clinical trials to demonstrate an improvement over the standard of care and may ultimately reduce our commercial opportunity even if our trials are successful.

As a result of heightened awareness and attention to infection prevention and control within hospitals and in society at large as a result of the COVID-19 pandemic, the rate of SSIs may be declining relative to their historic rates. Because our clinical trials and business plans are based on historic rates of SSIs, any reduction in their occurrence may decrease the likelihood of success for our product candidates to show an improvement over the standard of care, and even if successful in clinical trials, a reduction in SSIs, even temporary, may decrease the perceived commercial need for our products if they are approved by regulatory authorities.

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

In the United States, we will be required to submit an NDA to obtain FDA approval before marketing any product candidate. An NDA must include extensive preclinical and clinical data and supporting information to establish the product candidate’s safety and efficacy for each desired indication. In the case of an NDA covered by Section 505(b)(2) of the Federal Food, Drug, and Cosmetic Act, or the FFDCA, we may rely in part on data not developed by us and for which we have not obtained a right of reference or use, including published scientific literature or the FDA’s findings of safety and/or effectiveness for a previously approved drug. The NDA must also include significant information regarding the chemistry, manufacturing and controls for the product. The FDA may further inspect our manufacturing facilities to ensure that the facilities can manufacture any product candidate and any product, if and when approved, in compliance with the applicable regulatory requirements, as well as inspect our clinical trial sites to ensure that our trials are properly conducted. Obtaining approval of an NDA is a lengthy, expensive and uncertain process, and approval may not be obtained. Upon submission of an NDA, the FDA must make an initial determination that the application is sufficiently complete to accept the submission for filing. We cannot be certain that any submissions will be accepted for filing and review by the FDA, or ultimately be approved. If the application is not accepted for review or approval, the FDA may require that we conduct additional clinical or preclinical trials, or take other actions before it will reconsider our application. If the FDA requires additional trials or data, we would incur increased costs and delays in the marketing approval process, which may require us to expend more resources than we have available. Even if the FDA agrees that results from our ongoing Phase 3 trials evaluating D-PLEX100 for the prevention of SSIs in abdominal (soft tissue) surgeries are sufficient to support the submission of an NDA, the FDA may determine that the data from these trials support a narrower indication than we may propose, if the FDA were to approve such NDA at all. In addition, the FDA may not consider any additional information to be complete or sufficient to support approval.

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

We will need to successfully complete pivotal clinical trials in order to obtain the approval of the FDA, EMA or other regulatory agencies to market D-PLEX100 or any future product candidates. Carrying out later-stage clinical trials and the submission of a successful NDA is a complicated process. As an organization, we have not previously conducted any later stage or pivotal clinical trials and have limited experience in preparing, submitting and prosecuting regulatory filings. Consequently, we may be unable to successfully and efficiently execute and complete necessary clinical trials, including our ongoing Phase 3 trials, in a way that leads to marketing approval of D-PLEX100. We may require more time and incur greater costs than our competitors and may not succeed in obtaining regulatory approvals of product candidates that we develop. Failure to commence or complete, or delays in, our planned clinical trials, could prevent us from or delay us in commercializing D-PLEX100. See “Risks Related to Our Reliance on Third Parties”. We rely on third parties to conduct certain elements of our preclinical and clinical trials and perform other tasks for us. If these third parties do not successfully carry out their contractual duties, meet expected deadlines or comply with regulatory requirements, we may not be able to obtain regulatory approval for or commercialize our product candidates.

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

We may not be able to identify, recruit and enroll a sufficient number of patients to complete our clinical trials because of the perceived risks and benefits of the product candidate under study, the availability and efficacy of competing therapies and clinical trials, the proximity and availability of clinical trial sites for prospective patients and the patient referral practices of physicians. We may also face challenges in identifying trial sites and enrolling patients in global trials such as our ongoing and planned Phase 3 trials of D-PLEX100. If patients are unwilling to participate in our trials for any reason, the timeline for recruiting patients, conducting trials and obtaining regulatory approval of potential products will be delayed.

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

Regulatory authorities also may approve a product candidate for more limited indications than requested or they may impose significant limitations in the form of warnings or a REMS. These regulatory authorities may require precautions or contra-indications with respect to conditions of use or they may grant approval subject to the performance of costly post-marketing clinical trials. In addition, regulatory authorities may not approve the labeling claims that are necessary or desirable for the successful commercialization of any of our product candidates. For example, the FDA may disagree that our Phase 3 trials evaluating D-PLEX100 for the prevention of post-cardiac sternal SSIs and for the prevention of SSIs following abdominal surgery are sufficient to support either NDA submissions seeking approval for the specific indications under evaluation in our ongoing and planned Phase 3 trials or NDA submissions seeking approval for broader indications covering the prevention of SSIs. Although we intend to pursue a broad label for D-PLEX100, to date we have not had any discussions with, nor received any feedback from, the FDA with respect to the possibility of pursuing a label broader than the prevention of post-cardiac sternal SSIs or the prevention of SSIs following abdominal surgery. Even if the FDA were to agree that these trials were sufficient to support one or more NDA submissions, the FDA may determine that the data from these trials support more narrow indications than we may propose, if the FDA were to approve such NDA submissions at all. If the FDA does not agree that our ongoing and planned Phase 3 trials support the submission of an NDA for any indication, we will be required to conduct additional clinical trials to support our proposed indications. Any of the foregoing scenarios could materially harm the commercial prospects for our product candidates and materially and adversely affect our business, financial condition, results of operations and prospects.

Although D-PLEX100 has been granted Qualified Infectious Disease Product designation by the FDA for the prevention of sternal wound infection after cardiac surgery, for the prevention of post-abdominal surgery incisional infection, and for prevention of post-colorectal surgical site infections, these designations do not guarantee a shorter FDA review process, or that D-PLEX100 will ultimately be approved by the FDA for any indication.

Under the Generating Antibiotic Incentives Now Act, or GAIN Act, the FDA may designate a product as a “qualified infectious disease product,” or QIDP. In order to receive this designation, a drug must qualify as an antibacterial or antifungal drug for human use intended to treat serious or life-threatening infections, including those caused by either (1) an antibacterial or antifungal resistant pathogen, including novel or emerging infectious pathogens, or (2) a so-called “qualifying pathogen” found on a list of potentially dangerous, drug-resistant organisms established and maintained by the FDA under the GAIN Act. A sponsor must request such designation before submitting a marketing application. We requested and received QIDP designations for D-PLEX100 for the prevention of sternal wound infection after cardiac surgery, for the prevention of post-abdominal surgery incisional infection and for prevention of post-colorectal surgical site infections. We anticipate that the QIDP designations will provide, among other benefits, an overall increased level of communication with the FDA during the development process. The benefits of QIDP designation also include eligibility for priority review and an extension by an additional five years of any non-patent market exclusivity period awarded, such as a five-year exclusivity period awarded for a new molecular entity or a three-year market exclusivity period awarded to an applicant whose application relies on new clinical investigations essential to the approval. This extension is in addition to any pediatric exclusivity extension that may be awarded. GAIN Act exclusivity may not be awarded if the indication for which we obtain approval does not meet the definition of a qualified infectious disease product. However, there is limited precedent for understanding the way in which the GAIN Act will be implemented. Receipt of QIDP designation in practice may not result in a faster development process, review or approval compared to drugs considered for approval under conventional FDA procedures, and does not assure ultimate approval by the FDA or related exclusivity benefits.

Fast Track Designation from the FDA may not actually lead to a faster development or regulatory review or approval process.

We received Fast Track Designation from the FDA for D-PLEX100 for topical use for the prevention of post-cardiac surgery sternal infection, for the prevention of post abdominal surgery incisional infection and for prevention of post-colorectal surgical site infections.

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

We received a breakthrough therapy designation for D-PLEX100 for the prevention of SSIs in patients undergoing elective colorectal surgery. A breakthrough therapy is defined as a product candidate that is intended, alone or in combination with one or more other drugs, to treat a serious or life-threatening disease or condition, and preliminary clinical evidence indicates that the product candidate may demonstrate substantial improvement over existing therapies on one or more clinically significant endpoints, such as substantial treatment effects observed early in clinical development. For product candidates that have been designated as breakthrough therapies, interaction and communication between the FDA and the sponsor of the trial can help to identify the most efficient path for clinical development while minimizing the number of patients placed in ineffective control regimens. Product candidates designated as breakthrough therapies by the FDA are also eligible for priority review if supported by clinical data at the time of the submission of the biologics license application, or BLA.

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

Separately, in response to the COVID-19 pandemic, in March 2020 the FDA announced the postponement of most foreign and routine surveillance inspections of domestic manufacturing facilities, and only restarted domestic inspections on a risk-based basis in July 2020. In the absence of in-person surveillance inspections of manufacturing facilities, the FDA has relied and may in the future rely on alternative tools to evaluate facilities. Regulatory authorities outside the United States have adopted similar restrictions or other policy measures in response to the COVID-19 pandemic.

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

Our current and future operations may be directly or indirectly through our relationships with U.S. healthcare providers, patients and other persons and entities, subject to broadly applicable fraud and abuse and other healthcare laws and regulations that may constrain our business or financial arrangements and relationships through which we research, market, sell and distribute our products in the United States. In addition, we may be subject to patient privacy regulation by both the federal government and the states in which we conduct our business. The laws that may affect our ability to operate include:

●	The U.S. Anti-Kickback Statute prohibits, among other things, any person or entity from knowingly and willfully offering, paying, soliciting, receiving or providing any remuneration, directly or indirectly, overtly or covertly, to induce or in return for purchasing, leasing, ordering or arranging for or recommending the purchase, lease or order of any item or service reimbursable, in whole or in part, under Medicare, Medicaid or other U.S. federal healthcare programs. The U.S. Anti-Kickback Statute has been interpreted to apply to arrangements between pharmaceutical manufacturers on the one hand and prescribers, purchasers, and formulary managers, among others, on the other. There are a number of statutory exceptions and regulatory safe harbors protecting some common activities from prosecution, but the exceptions and safe harbors are drawn narrowly and require strict compliance in order to offer protection.
●	The U.S. federal false claims laws, including the False Claims Act, or FCA, and civil monetary penalties laws, which prohibit any person or entity from, among other things, knowingly presenting, or causing to be presented, a false, fictitious or fraudulent claim for payment to, or approval by, the U.S. federal government or knowingly making, using or causing to be made or used a false record or statement material to a false or fraudulent claim to the U.S. federal government. As a result of a modification made by the Fraud Enforcement and Recovery Act of 2009, a claim includes “any request or demand” for money or property presented to the U.S. government. In addition, manufacturers can be held liable under the FCA even when they do not submit claims directly to government third-party payors if they are deemed to “cause” the submission of false or fraudulent claims. The FCA also permits a private individual acting as a “whistleblower” to bring actions on behalf of the federal government alleging violations of the FCA and to share in any monetary recovery. FCA liability is potentially significant in the healthcare industry because the statute provides for treble damages and mandatory penalties per false claim or statement. Government enforcement agencies and private whistleblowers have investigated pharmaceutical companies for or asserted liability under the FCA for a variety of alleged promotional and marketing activities, such as providing free product to customers with the expectation that the customers would bill federal programs for the product; providing consulting fees and other benefits to physicians to induce them to prescribe products; engaging in promotion for “off-label” uses; and submitting inflated best price information to the Medicaid Rebate Program.
●	The U.S. Health Insurance Portability and Accountability Act of 1996, or HIPAA, prohibits, among other actions, knowingly and willfully executing, or attempting to execute, a scheme to defraud any healthcare benefit program, including private third-party payors, knowingly and willfully embezzling or stealing from a healthcare benefit program, willfully obstructing a criminal investigation of a healthcare offense, and knowingly and willfully falsifying, concealing or covering up a material fact or making any materially false, fictitious or fraudulent statement in connection with the delivery of or payment for healthcare benefits, items or services.
●	The Physician Payments Sunshine Act, enacted as part of the Patient Protection and Affordable Care Act, as amended by the Health Care and Education Reconciliation Act of 2010, or collectively, the ACA, imposes, among other things, annual reporting requirements for covered manufacturers for certain payments and “transfers of value” provided to physicians (defined to include doctors, dentists, optometrists, podiatrists and chiropractors), certain other healthcare professionals (such as physician assistants and nurse practitioners), and teaching hospitals, as well as ownership and investment interests held by the physicians described above and their immediate family members.

●	HIPAA, as amended by the Health Information Technology for Economic and Clinical Health Act, or HITECH, and their respective implementing regulations, impose, among other things, specified requirements relating to the privacy, security and transmission of individually identifiable health information held by covered entities, which include certain healthcare providers, health plans and healthcare clearinghouses, and their business associates, which include individuals or entities that perform services for covered entities that involve the creation, use, maintenance or disclosure of, individually identifiable health information as well as their covered subcontractors. HITECH also created new tiers of civil monetary penalties, amended HIPAA to make civil and criminal penalties directly applicable to business associates, and gave state attorneys general new authority to file civil actions for damages or injunctions in U.S. federal courts to enforce the federal HIPAA laws and seek attorneys’ fees and costs associated with pursuing federal civil actions. In addition, state laws govern the privacy and security of health information in specified circumstances, many of which differ from each other in significant ways and may not have the same effect, thus complicating compliance efforts.
●	European and other foreign law equivalents of each of the laws, including reporting requirements detailing interactions with and payments to healthcare providers.

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

In addition, in the United States, there have been a number of legislative and regulatory proposals to change the health care system in ways that could affect our ability to sell our products profitably. The pharmaceutical industry in the United States, as an example, has been affected by the passage of the ACA, which, among other things, imposed new fees on entities that manufacture or import certain branded prescription drugs and expanded pharmaceutical manufacturer obligations to provide discounts and rebates to certain government programs. There have been executive, judicial and Congressional challenges to certain aspects of the ACA. For example, on June 17, 2021, the U.S. Supreme Court dismissed a challenge on procedural grounds that argued the ACA is unconstitutional in its entirety because the “individual mandate” was repealed by Congress. Thus, the ACA will remain in effect in its current form. Prior to the U.S. Supreme Court ruling, on January 28, 2021, President Biden issued an executive order to initiate a special enrollment period from February 15, 2021 through August 15, 2021 for purposes of obtaining health insurance coverage through the ACA marketplace The executive order also instructed certain governmental agencies to review and reconsider their existing policies and rules that limit access to healthcare, including among others, reexamining Medicaid demonstration projects and waiver programs that include work requirements, and policies that create unnecessary barriers to obtaining access to health insurance coverage through Medicaid or the ACA. It is possible that the ACA will be subject to judicial or Congressional challenges in the future. It is unclear how any such challenges and the healthcare reform measures of the Biden administration will impact the ACA and our business.

Other legislative changes have been proposed and adopted in the United States since the ACA was enacted. These changes include, among others, aggregate reductions to Medicare payments to providers of up to 2% per fiscal year, which went into effect in 2013 and, due to subsequent legislative amendments to the statute, will remain in effect through 2031 unless additional Congressional action is taken. However, COVID-19 relief legislation suspended the 2% Medicare sequester from May 1, 2020 through March 31, 2022. Under current legislation, the actual reduction in Medicare payments will vary from 1% in 2022 to up to 3% in the final fiscal year of this sequester. Congress is considering additional health reform measures. For example, Congress is currently considering the Pioneering Antimicrobial Subscriptions to End Upsurging Resistance Act, or PASTEUR Act, which, if passed, would establish a program to foster antimicrobial innovation. Further, the Developing an Innovative Strategy for Antimicrobial Resistant Microorganisms Act of 2021, or DISARM Act, is also pending in Congress and, if passed, would encourage the development and use of antimicrobial drugs. It is uncertain if or when either of these bills will be enacted or whether either bill will be enacted in its current form.

Further, there has been particular and increasing legislative and enforcement interest in the United States with respect to drug pricing practices in recent years, particularly with respect to drugs that have been subject to relatively large price increases over relatively short time periods. There have been several recent U.S. Presidential executive orders, Congressional inquiries and proposed bills designed to, among other things, bring more transparency to drug pricing, reduce the cost of prescription drugs under Medicare, review the relationship between pricing and manufacturer patient programs, and reform government program reimbursement methodologies for drugs. For example, on July 24, 2020 and September 13, 2020, the Trump administration announced several executive orders related to prescription drug pricing that attempt to implement several of the administration’s proposals. The FDA concurrently released a final rule and guidance providing pathways for states to build and submit importation plans for drugs from Canada. Further, on November 20, 2020, the U.S. Department of Health and Human Services, or HHS, finalized a regulation removing safe harbor protection for price reductions from pharmaceutical manufacturers to plan sponsors under Part D, either directly or through pharmacy benefit managers, unless the price reduction is required by law. The implementation of the rule has been delayed by the Biden administration from January 1, 2022 to January 1, 2023 in response to ongoing litigation. The rule also creates a new safe harbor for price reductions reflected at the point-of-sale, as well as a new safe harbor for certain fixed fee arrangements between pharmacy benefit managers and manufacturers, the implementation of which have also been delayed by the Biden administration until January 1, 2023. On November 20, 2020, Centers for Medicare & Medicaid Services, or CMS, issued an interim final rule implementing President Trump’s Most Favored Nation executive order, which would tie Medicare Part B payments for certain physician-administered drugs to the lowest price paid in other economically advanced countries, effective January 1, 2021. As a result of litigation challenging the Most Favored Nation model, on December 27, 2021, CMS published a final rule that rescinds the Most Favored Nation model interim final rule.

Additionally, in July 2021, the Biden administration released an executive order, “Promoting Competition in the American Economy,” with multiple provisions aimed at prescription drugs. In response to President Biden’s executive order, on September 9, 2021, HHS released a Comprehensive Plan for Addressing High Drug Prices that outlines principles for drug pricing reform and sets out a variety of potential legislative policies that Congress could pursue as well as potential administrative actions HHS can take to advance these principles. No legislation or administrative actions have been finalized to implement these principles. It is unclear whether these or similar policy initiatives will be implemented in the future. Individual states in the United States have also become increasingly active in passing legislation and implementing regulations designed to control pharmaceutical product pricing, including price or patient reimbursement constraints, discounts, restrictions on certain product access and marketing cost disclosure and transparency measures, and in some cases, designed to encourage importation from other countries and bulk purchasing. In the future, there will likely continue to be proposals relating to the reform of the U.S. healthcare system, some of which could further limit coverage and reimbursement of drug products, including our product candidates. It is possible that additional governmental action is taken in response to the COVID-19 pandemic, but there can be no certainty regarding what, if any, such action may be. Any reduction in reimbursement from Medicare or other government programs may result in a similar reduction in payments from private payors. Our results of operations could be adversely affected by the ACA and by other health care reforms that may be enacted or adopted in the future.

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

Prescription drugs may be promoted only for the approved indications in accordance with the approved label. The FDA and other agencies actively enforce the laws and regulations prohibiting the promotion of off-label uses, and a company that is found to have improperly promoted off-label uses may be subject to significant liability. If the FDA does not agree that our data support the submission of an NDA seeking approval for the prevention of SSIs generally or SSIs in bone and soft tissue, we intend to seek marketing approval for D-PLEX100 for the prevention of post-cardiac sternal SSIs and the prevention of SSIs in patients undergoing abdominal surgery. We will train our marketing and sales personnel to not promote our products, if approved, for any off-label uses. We cannot, however, prevent a physician from using our products off-label, when in the physician’s independent professional medical judgment he or she deems it appropriate. For example, if we obtain approval of D-PLEX100 for the prevention of post-cardiac sternal SSIs after cardiac surgery and/or the prevention of SSIs in patients undergoing abdominal surgery, physicians may nevertheless decide to use D-PLEX100 in an attempt to prevent infections in connection with other types of surgeries, and there may be increased risk of injury to patients if physicians attempt to use our products for these uses for which they are not approved. While the FDA does not regulate the behavior of physicians in their choice of treatments, the FDA does restrict manufacturer’s communications on the subject of off-label use of their products. Furthermore, the use of our products for indications other than those approved by the FDA or any foreign regulatory body may not effectively treat such conditions, which could harm our reputation in the marketplace among physicians and patients.

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

We rely on third parties to manufacture the raw materials, including the active pharmaceutical ingredient that we use to create our product candidates. Our business could be harmed if existing and prospective third parties fail to provide us with sufficient quantities of these materials and products or fail to do so at acceptable quality levels or prices.

We rely on third- party suppliers for certain raw materials necessary to manufacture our product candidates for our preclinical studies and clinical trials. Some of these raw materials are difficult to source. Because there are a limited number of suppliers for these raw materials, we may need to engage alternate suppliers to prevent a possible disruption of the manufacture of the materials necessary to produce our product candidates for our clinical trials, and if approved, ultimately for commercial sale. In several cases, we rely on a sole provider, and there may be a need to identify additional providers in the future. We do not have any control over the availability of raw materials. If we or our manufacturers are unable to purchase these raw materials on acceptable terms, at sufficient quality levels, or in adequate quantities, if at all, the development and commercialization of our product candidates or any future product candidates, would be delayed or there would be a shortage in supply, which would impair our ability to meet our development objectives for our product candidates or generate revenues from the sale of any approved products.

Even following our establishment of our own cGMP-compliant manufacturing capabilities, we intend to continue to rely on third- party suppliers for these raw materials, which will continue to expose us to manufacturing risks including:

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

We also rely on third- party manufacturers to conduct quality control reviews of and packaging and sterilization services for our product candidates or any approved products. We cannot assure you that any stability, sterility or other issues relating to the manufacture of any of our product candidates or any approved products will not occur in the future.

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

As of February 28, 2022, our portfolio of owned patents and patent applications consists of eight families that protect our technology, including 139 issued patents, including utility and composition of matter patents, and 21 pending patent applications in jurisdictions in the United States, Canada, China, Japan, Israel, the Eurasian Patent Organization, India, Mexico, New Zealand, the Philippines, Singapore, South Korea and Thailand. We cannot offer any assurances about which, if any, patents will issue, the breadth of any such patent or whether any issued patents will be found invalid and unenforceable or will be threatened by third parties. Any successful opposition to these patents or any other patents owned by or licensed to us after patent issuance could deprive us of rights necessary for the successful commercialization of any product candidates that we may develop. Further, if we encounter delays in regulatory approvals, the period of time during which we could market a product candidate under patent protection could be reduced.

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

Patents have a limited lifespan. In the United States, the natural expiration of a patent is generally 20 years after its priority date. Although various regulatory exclusivity extensions may be available, including pursuant to the QIDP designations we have received for D-PLEX100, the life of a patent, and the protection it affords, is limited. Even if any of our patent applications mature into issued patents, if we do not have sufficient patent terms or regulatory exclusivity to protect our products, our business and results of operations will be adversely affected.

Patent policy and rule changes could increase the uncertainties and costs surrounding the prosecution of our patent applications and the enforcement or defense of any issued patents.

Changes in either the patent laws or interpretation of the patent laws in the United States and other countries may diminish the value of any patents that may issue from our patent applications, or narrow the scope of our patent protection. The laws of foreign countries may not protect our rights to the same extent as the laws of the United States. Publications of discoveries in the scientific literature often lag behind the actual discoveries, and patent applications in the United States and other jurisdictions are typically not published until 18 months after filing, or in some cases not at all. We therefore cannot be certain that we or our licensors were the first to make the invention claimed in our owned and licensed patent or pending applications, or that we or our licensor were the first to file for patent protection of such inventions. Assuming the other requirements for patentability are met, for United States patent applications filed prior to March 15, 2013, the first to conceive a claimed invention is entitled to the patent, while outside the United States, the first to file a patent application is entitled to the patent. After March 15, 2013, under the Leahy-Smith America Invents Act, or the AIA, the United States has moved to a first to file system. The AIA also includes a number of significant changes that affect the way patent applications are prosecuted and may also affect patent litigation. The courts have yet to address many of these provisions and the applicability of the AIA and new regulations on specific patents discussed herein have not been determined and would need to be reviewed. In general, the AIA and its implementation could increase the uncertainties and costs surrounding the prosecution of our patent applications and the enforcement or defense of any issued patents, all of which could have a material adverse effect on our business and financial condition.

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

It is inherently difficult to conclusively assess our freedom to operate without infringing on third- party rights. Our competitive position may suffer if patents issued to third parties or other third- party intellectual property rights cover our product candidates or elements thereof, or our manufacturing or uses relevant to our development plans. In such cases, we may not be in a position to develop or commercialize products or our product candidates unless we successfully pursue litigation to nullify or invalidate the third- party intellectual property right concerned, or enter into a license agreement with the intellectual property right holder, if available on commercially reasonable terms. There may also be pending patent applications that if they result in issued patents, could be alleged to be infringed by our product candidates. If such an infringement claim should be brought and be successful, we may be required to pay substantial damages, be forced to abandon our product candidates or seek a license from any patent holders. No assurances can be given that a license will be available on commercially reasonable terms, if at all.

It is also possible that we have failed to identify relevant third- party patents or applications. For example, U.S. applications filed before November 29, 2000 and certain U.S. applications filed after that date that will not be filed outside the U.S. remain confidential until patents issue. Patent applications in the U.S. and elsewhere are published approximately 18 months after the earliest filing to which priority is claimed, with such earliest filing date being commonly referred to as the priority date. Therefore, patent applications covering our product candidates or platform technology could have been filed by others without our knowledge. Additionally, pending patent applications which have been published can, subject to certain limitations, be later amended in a manner that could cover our platform technologies, our product candidates or the use of our product candidates. Third- party intellectual property right holders may also actively bring infringement claims against us. We cannot guarantee that we will be able to successfully settle or otherwise resolve such infringement claims. If we are unable to successfully settle future claims on terms acceptable to us, we may be required to engage in or continue costly, unpredictable and time-consuming litigation and may be prevented from or experience substantial delays in pursuing the development of and/or marketing of our product candidates. If we fail in any such dispute, in addition to being forced to pay damages, we may be temporarily or permanently prohibited from commercializing our product candidates that are held to be infringing. We might, if possible, also be forced to redesign our product candidates so that we no longer infringe the third- party intellectual property rights. Any of these events, even if we were ultimately to prevail, could require us to divert substantial financial and management resources that we would otherwise be able to devote to our business.

Third-party claims of intellectual property infringement may prevent or delay our development and commercialization efforts.

Our commercial success depends in part on our avoiding infringement of the patents and proprietary rights of third parties. There have been many lawsuits and other proceedings involving patent and other intellectual property rights in the biotechnology and pharmaceutical industries, including patent infringement lawsuits, interferences, oppositions and reexamination proceedings before the United States Patent and Trademark Office, or USPTO, and corresponding foreign patent offices. Numerous U.S. and foreign issued patents and pending patent applications, which are owned by third parties, exist in the fields in which we are developing product candidates. As the pharmaceutical industry expands and more patents are issued, the risk increases that our product candidates may be subject to claims of infringement of the patent rights of third parties.

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

Our business and operations have been and are likely to further continue to be adversely affected by the effects of the COVID-19 virus. The COVID-19 pandemic has resulted in travel and other restrictions in order to reduce the spread of the disease, including public health directives and orders in Israel, the United States and the European Union that, among other things and for various periods of time, directed individuals to shelter at their places of residence, directed businesses and governmental agencies to cease non-essential operations at physical locations, prohibited certain non-essential gatherings and events and ordered cessation of non-essential travel. Although our employees are no longer working remotely after the expiration of such orders in Israel, future remote work policies and similar government orders or other restrictions on the conduct of business operations related to the COVID-19 pandemic may negatively impact productivity and may disrupt our ongoing research and development activities and our clinical programs and timelines, the magnitude of which will depend, in part, on the length and severity of the restrictions and other limitations on our ability to conduct our business in the ordinary course. Further, such orders also may impact the availability or cost of materials, which would disrupt our supply chain and manufacturing efforts and could affect our ability to conduct ongoing and planned clinical trials and preparatory activities.

We have paused enrollment of our Phase 3 trial of D-PLEX100 for the prevention of post-cardiac sternal (bone) SSIs. Currently, we see a limited impact of the COVID-19 on our SHIELD I and SHIELD II trials. We expect that approximately 70% of patients enrolling in these trials are colorectal cancer patients in an urgent need of tumor removal and, therefore, in high priority to go into surgery despite the COVID-19 situation. We remain in close contact with our principal investigators and clinical sites in order to assess the impact of the COVID-19 pandemic on our clinical trials, expected timelines and costs and to consider any appropriate mitigating measures. Future patient enrollment, when we deem it appropriate, and clinical site initiation may be further delayed due to prioritization of hospital resources toward the COVID-19 pandemic or challenges in patient enrollment or maintenance due to quarantines or other interruptions to healthcare services. Some patients may not be able to comply with clinical trial protocols if quarantines impede patient movement or interrupt healthcare services. Similarly, we may be unable to recruit and retain patients and principal investigators and site staff who, as healthcare providers, may have heightened exposure to COVID-19, which would adversely impact clinical trial operations.

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

European data collection is governed by restrictive regulations governing the collection, use, processing and cross-border transfer of personal information. Failure to comply with such regulations may result in substantial fines, other administrative penalties and civil claims being brought against us.

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

Our research, development and manufacturing activities and our third- party manufacturers’ and suppliers’ activities involve the controlled storage, use and disposal of hazardous materials, including the components of our product candidates and other hazardous compounds. We and our manufacturers and suppliers are subject to laws and regulations governing the use, manufacture, storage, handling and disposal of these hazardous materials. In some cases, these hazardous materials and various wastes resulting from their use are stored at our and our manufacturers’ facilities pending their use and disposal. We cannot eliminate the risk of contamination, which could cause an interruption of our commercialization efforts, research and development efforts and business operations, environmental damage resulting in costly clean-up and liabilities under applicable laws and regulations governing the use, storage, handling and disposal of these materials and specified waste products. Although we believe that the safety procedures utilized by our third-party manufacturers for handling and disposing of these materials generally comply with the standards prescribed by these laws and regulations, we cannot guarantee that this is the case or eliminate the risk of accidental contamination or injury from these materials. In such an event, we may be held liable for any resulting damages, such liability could exceed our resources, and state or federal or other applicable authorities may curtail our use of certain materials and/or interrupt our business operations. Furthermore, environmental laws and regulations are complex, change frequently and have tended to become more stringent. We cannot predict the impact of such changes and cannot be certain of our future compliance. We do not currently carry biological or hazardous waste insurance coverage.

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

Other than our headquarters and other operations which are located in Israel (as further described below), we currently have limited international operations, but our business strategy incorporates potentially significant international expansion, particularly in anticipation of approval of our product candidates. We plan to retain sales representatives and third- party distributors and conduct physician, infectious disease specialist, hospital pharmacist and patient association outreach activities, as well as clinical trials, outside of the United States, European Union and Israel. Doing business internationally involves a number of risks, including but not limited to:

●	multiple, conflicting and changing laws and regulations such as privacy regulations, tax laws, export and import restrictions, employment laws, regulatory requirements and other governmental approvals, permits, and licenses;
●	failure by us to obtain regulatory approvals for the use of our product candidates in various countries;
●	additional potentially relevant third-party patent rights;
●	complexities and difficulties in obtaining protection and enforcing our intellectual property;
●	difficulties in staffing and managing foreign operations;
●	complexities associated with managing multiple third-party payor reimbursement regimes, government payors, prince controls or patient self-pay systems;
●	limits in our ability to penetrate international markets;
●	financial risks, such as longer payment cycles, difficulty collecting accounts receivable, the impact of local and regional financial crises on demand and payment for our products and exposure to foreign currency exchange rate fluctuations;
●	an outbreak of a contagious disease, including COVID-19, which may cause us or our distributors, third- party vendors and manufacturers and/or customers to temporarily suspend our or their respective operations in the affected city or country;
●	natural disasters, political and economic instability, including wars, terrorism, and political unrest, boycotts, curtailment of trade, and other business restrictions;
●	certain expenses including, among others, expenses for travel, translation and insurance; and
●	regulatory and compliance risks that relate to maintaining accurate information and control over sales and activities that may fall within the purview of the U.S. Foreign Corrupt Practices Act its books and records provisions, or its anti-bribery provisions.

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

Slight deviations in the manufacturing process, including those affecting quality attributes and stability, may result in unacceptable changes in the product that could result in lot failures or product recalls. There is no assurance we will not experience such failures at our own manufacturing facility or that of a third party in the future. Lot failures or product recalls could cause delays in product supply or clinical trials, which could be costly to us and otherwise harm our business, financial condition, results of operations and prospects.

We also may encounter problems hiring and retaining the experienced specialist scientific, quality assurance, quality control and manufacturing personnel needed to operate our manufacturing process, which could result in delays in our production or difficulties in maintaining compliance with applicable regulatory requirements.

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

Further, given our lack of prior experience in marketing and selling pharmaceutical products, our initial estimate of the size of the required sales force may be materially more or less than the size of the sales force actually required to effectively commercialize our product candidates. As such, we may be required to hire sales representatives and third-party distributors to adequately support the commercialization of our product candidates, or we may incur excess costs if we hire more sales representatives than necessary. With respect to certain geographical markets, we may enter into collaborations with other entities to utilize their local marketing and distribution capabilities, but we may be unable to enter into such agreements on favorable terms, if at all. We also may enter into collaborations with large pharmaceutical companies to develop and commercialize product candidates. If our future collaborators do not commit sufficient resources to develop and commercialize our future products, if any, and we are unable to develop the necessary marketing capabilities on our own, we will be unable to generate sufficient product revenue to sustain our business. We may compete with companies that currently have extensive and well-funded marketing and sales operations. Without an internal team or the support of a third party to perform marketing and sales functions, we may be unable to compete successfully against these more established companies.

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

If we receive marketing approval for our product candidates, sales will be limited unless the product achieves broad market acceptance by physicians, hospital administrators, third-party payors, hospital pharmacists, infectious disease specialists and others in the medical community.

The commercial success of our product candidates will depend upon the acceptance of the product by the medical community, including physicians, hospital administrators, healthcare third-party payors, hospital pharmacists and infectious disease specialists. The degree of market acceptance of any approved product will depend on a number of factors, including:

●	the demonstration of clinical safety and efficacy of our product candidates in clinical trials;
●	the efficacy, potential and perceived advantages of our product candidates over alternative treatments;
●	the cost of treatment relative to alternative treatments;
●	the prevalence and severity of any adverse side effects;
●	product labeling or product insert requirements of the FDA or other regulatory authorities, including any limitations or warnings contained in a product’s approved labeling;
●	distribution and use restrictions imposed by the FDA or agreed to by us as part of a mandatory or voluntary risk management plan;
●	our ability to obtain adequate reimbursement;
●	the demonstration of the effectiveness of our product candidates in reducing the cost of treatment;
●	the strength of marketing and distribution support;
●	the timing of market introduction of competitive products;
●	the availability of products and their ability to meet market demand; and
●	publicity concerning our product candidates or competing products and treatments.

If our product candidates are approved but do not achieve an adequate level of acceptance by physicians, hospital administrators, third-party payors, hospital pharmacists and infectious disease specialists, we may not generate sufficient revenue from the product, and we may not become or remain profitable. In addition, our efforts to educate the medical community and third-party payors on the benefits of our product candidates may require significant resources and may never be successful.

It may be difficult for us to profitably sell our product candidates if reimbursement for these products, or the procedures in which they are used, is limited by government authorities and/or third-party payor policies.

In addition to any healthcare reform measures which may affect reimbursement, market acceptance and sales of our product candidates, if approved, will depend on, in part, the extent to which the procedures utilizing our product candidates, performed by health care providers, will be covered by third-party payors, such as government health care programs, commercial insurance and managed care organizations. Our product candidates will be purchased or provided by health care providers for utilization in certain surgical procedures. In the event health care providers and patients accept our product candidates as medically useful, cost effective and safe, there is uncertainty regarding whether our product candidates will be directly reimbursed, reimbursed through a bundled payment or if the product candidates will be included in another type of value-based reimbursement program. Third-party payors determine the extent to which new products or procedures will be covered as a benefit under their plans and the level of reimbursement for any covered product or procedure which may utilize a covered product.

When used in connection with surgical and certain other procedures, our product candidates may not be reimbursed separately but their cost may instead be bundled as part of the payment received by the provider for the procedure. Treating physicians are unlikely to use and order our products unless coverage is provided and the reimbursement is adequate to cover all or a significant portion of the cost of the procedures which utilize our products. A decision by a third-party payor not to cover or adequately reimburse for our product candidates or procedures using our product candidates, could reduce physician utilization of our products once approved. Therefore, coverage and adequate reimbursement for procedures which utilize new products is critical to the acceptance of such new products.

A primary trend in the U.S. healthcare industry and elsewhere has been cost containment, including price controls, restrictions on coverage and reimbursement and requirements for substitution of less expensive products and procedures. Third-party payors decide which products and procedures they will pay for and establish reimbursement and co-payment levels. Government and other third-party payors are increasingly challenging the prices charged for health care products and procedures, examining the cost effectiveness of procedures, and the products used in such procedures, in addition to their safety and efficacy, and limiting or attempting to limit both coverage and the level of reimbursement. We cannot be sure that coverage will be available for our product candidates, if approved, or, if coverage is available, the level of direct or indirect reimbursement.

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

As of February 28, 2022, our executive officers, directors and principal shareholders who own more than 5% of our outstanding Ordinary Shares, in the aggregate, beneficially own shares representing approximately 30.8% of our share capital. As a result, if these shareholders were to act together, they would be able to exert significant influence over all matters submitted to our shareholders for approval (including a prospective acquisition or other change of control of our company), as well as our management and affairs.

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

Our status as a PFIC will depend on the nature and composition of our income and the nature, composition and value of our assets (which, assuming we are not a “controlled foreign corporation,” or a CFC, under Section 957(a) of the Internal Revenue Code of 1986, as amended, or the Code, for the year being tested, may be determined based on the fair market value of each asset, with the value of goodwill and going concern value determined in large part by reference to the market value of our Ordinary Shares, which may be volatile). Based upon the estimated value of our assets, including any goodwill, and the nature and estimated composition of our income and assets, we may be classified as a PFIC for the taxable year ended December 31, 2021 and in future taxable years. In particular, so long as we do not generate revenue from operations for any taxable year and do not receive any research and development grants, or even if we receive a research and development grant, if such grant does not constitute gross income for United States federal income tax purposes, we likely will be classified as a PFIC for such taxable year. Because the determination of whether we are a PFIC for any taxable year is a factual determination made annually after the end of each taxable year, there can be no assurance that we will not be considered a PFIC in any taxable year.

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

We are an emerging growth company, as defined in the Jumpstart Our Business Startups Act, or the JOBS Act, and we may take advantage of certain exemptions from various requirements that are applicable to other public companies that are not emerging growth companies.

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

Further, our operations could be disrupted by the obligations of our employees to perform military service. As of February 28, 2022, we had 75 full-time employees based in Israel. Of these employees, some may be military reservists, and may be called upon to perform military reserve duty of up to 36 days per year (and in some cases more) until they reach the age of 40 (and in some cases, up to the age of 45 or older). Additionally, they may be called to active duty at any time under emergency circumstances. In response to increased tension and hostilities in the region, there were, at times, call-ups of military reservists, and it is possible that there will be additional call-ups in the future. Our operations could be disrupted by the absence of these employees due to military service. Such disruption could occur and, therefore, harm our business and operating results.

Our operations are subject to currency and interest rate fluctuations.

Although our functional currency is the U.S. dollar, and our financial records are maintained in U.S. dollars, we also incur expenses in Euros and NIS. In the future, we expect that a substantial portion of our revenues will be generated in U.S. dollars, Euros and other foreign currencies, although we currently incur a significant portion of our expenses in currencies other than U.S. dollars, mainly NIS. As a result, we are affected by foreign currency exchange fluctuations through both translation risk and transaction risk, and our financial results may be affected by fluctuations in the exchange rates of currencies in the countries in which our prospective product candidates may be sold. We currently partially hedge our foreign currency exchange rate risk to decrease the risk of financial exposure from fluctuations in the exchange rates of our principal operating currencies but these hedge agreements may not be sufficient to fully protect us from the risks related to exchange rate fluctuations.

We received Israeli government grants for certain of our research and development activities, the terms of which may require us to pay royalties and to satisfy specified conditions in order to manufacture products and transfer technologies outside of Israel. If we fail to satisfy these conditions, we may be required to pay penalties and refund grants previously received.

Our research and development efforts have been financed in part through royalty-bearing and non-royalty-bearing grants in an aggregate amount of $5.9 million that we received from the IIA as of February 28, 2022. The last IIA approved research and development grants will end on November 30, 2022. With respect to the royalty-bearing grants we are committed to pay royalties at a rate of 3.0% on sales proceeds from our products that were developed under IIA programs up to the total amount of grants received, linked to the U.S. dollar and bearing interest at an annual rate of LIBOR applicable to U.S. dollar deposits. In September 2021, the Bank of Israel, which determines annual interest rates, published a directive which stated that annual interest at a variable rate linked to the LIBOR rate for loans in U.S. dollars will be replaced by the Secured Overnight Financing Rate, or the SOFR, in June 2023. While it is not currently possible to determine precisely whether, or to what extent, the replacement of LIBOR with SOFR would affect us, the implementation of SOFR may increase our financial liabilities to the IIA. Management continues to monitor the status and discussions regarding SOFR. We are not yet able to reasonably estimate the expected impact.

As of December 31, 2021, our contingent liabilities regarding IIA grants received by us were in an aggregate amount of $4.9 million. We are further required to comply with the requirements of the Israeli Encouragement of Industrial Research, Development and Technological Innovation Law, 5744-1984, as amended, and related regulations, or the Research Law, with respect to those past grants. When a company develops know-how, technology or products using IIA grants, the terms of these grants and the Research Law restrict the transfer or license of such know-how, and the transfer of manufacturing or manufacturing rights of such products, technologies or know-how outside of Israel, without the prior approval of the IIA. Therefore, the discretionary approval of an IIA committee would be required for any transfer or license to third parties inside or outside of Israel of know how or for the transfer outside of Israel of manufacturing or manufacturing rights related to those aspects of such technologies. We may not receive those approvals. Furthermore, the IIA may impose certain conditions on any arrangement under which it permits us to transfer technology or development.

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

The trading price of our Ordinary Shares is likely to be volatile. The stock market in general, and the market for pharmaceutical companies in particular, has experienced extreme volatility that has often been unrelated to the operating performance of particular companies, including in connection with the ongoing COVID-19 pandemic, which has resulted in decreased stock prices for many companies notwithstanding the lack of a fundamental change in their underlying business models or prospects. Broad market and industry factors, including potentially worsening economic conditions and other adverse effects or developments relating to the ongoing COVID-19 pandemic, may negatively affect the market price of our Ordinary Shares, regardless of our actual operating performance. As a result of this volatility, you may not be able to sell your Ordinary Shares at or above the price you paid. The following factors, in addition to other risk factors described in this section, may have a significant impact on the market price of our Ordinary Shares:

●	inability to obtain the approvals necessary to commence further clinical trials;
●	unsatisfactory results of clinical trials, whether final or interim;
●	announcements of regulatory approvals or the failure to obtain them, or specific label indications or patient populations for their use, or changes or delays in the regulatory review process;
●	announcements of therapeutic innovations or new products by us or our competitors;
●	adverse actions taken by regulatory agencies with respect to our clinical trials, manufacturing supply chain or sales and marketing activities;
●	changes or developments in laws or regulations applicable to any candidate product in any of our platforms;
●	changes in the structure of healthcare payment systems;
●	any adverse changes to our relationship with manufacturers or suppliers, especially manufacturers of candidate products;
●	any intellectual property infringement actions in which we may become involved;
●	announcements concerning our competitors or the pharmaceutical industry in general;
●	achievement of expected product sales and profitability or our failure to meet expectations;
●	our commencement of, or involvement in, litigation;
●	any major changes in our Board of Directors or management;
●	legislation in the United States or any other territory relating to the sale or pricing of pharmaceuticals; and
●	coordinated buying or selling activity in our Ordinary Shares, including market manipulation.

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

Despite the implementation of security measures intended to secure our data against impermissible access and to preserve the integrity and confidentiality of our data, our internal computer systems, and those of third parties on which we rely, are vulnerable to damage from computer viruses, malware, natural disasters, terrorism, war, telecommunication and electrical failures, cyber-attacks or cyber-intrusions over the Internet, attachments to emails, persons inside our organization, or persons with access to systems inside our organization. The risk of a security breach or disruption, particularly through cyber attacks or cyber intrusion, including by computer hackers, foreign governments, and cyber terrorists, has generally increased as the number, intensity and sophistication of attempted attacks and intrusions from around the world have increased. Moreover, following COVID-19 and sometimes due to COVID-19, our employees are frequently working from their homes and remotely access our IT networks. Such remote working mode creates the risk of attacking the end-point user stations, connection channels and gateways. If such an event was to occur and cause interruptions in our operations, it could result in a material disruption of our drug development programs. For example, the loss of clinical trial data from completed or ongoing or planned clinical trials could result in delays in our regulatory approval efforts and significantly increase our costs to recover or reproduce the data. To the extent that any disruption or security breach was to result in a loss of or damage to our data or applications, or inappropriate disclosure of confidential or proprietary information, we could incur material legal claims and liability, including under data privacy laws such as the GDPR, damage to our reputation, and the further development of our drug candidates could be delayed.

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

We will continue to incur significant increased costs as a result of operating as a public company in the United States, and our management will be required to devote substantial time to compliance initiatives.

As a public company whose Ordinary Shares are listed in the United States, we are subject to an extensive regulatory regime, requiring us, among other things, to maintain various internal controls and facilities and to prepare and file periodic and current reports and statements, including reports on the effectiveness of our internal control over financial reporting pursuant to Section 404 of the Sarbanes-Oxley Act of 2002. Complying with these requirements is costly and time consuming. In the event that we are unable to demonstrate compliance with our obligations as a public company in a timely manner, or are unable to produce timely or accurate financial statements, we may be subject to sanctions or investigations by regulatory authorities, such as the SEC or The Nasdaq Global Market, and investors may lose confidence in our operating results and the price of our Ordinary Shares could decline.

Our independent registered public accounting firm was not engaged to perform an audit of our internal control over financial reporting, and as long as we remain an emerging growth company, as such term is defined in the JOBS Act, we will be exempt from the requirement to have an independent registered public accounting firm perform such audit. Accordingly, no such opinion was expressed or will be expressed any during any such period. Once we cease to qualify as an emerging growth company our independent registered public accounting firm will be required to attest to our management’s annual assessment of the effectiveness of our internal controls over financial reporting, which will entail additional costs and expenses.

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

Our principal executive offices are located at 18 Hasivim Street, Petach Tikva 4959376, Israel. Our telephone number in Israel is +972 (74) 719-5700. Our website address is www.polypid.com. The information contained on our website or available through our website is not incorporated by reference into and should not be considered a part of this annual report on Form 20-F, and the reference to our website in this annual report on Form 20-F is an inactive textual reference only. PolyPid Inc. is our agent in the United States, and its address is the Atrium at 47 Maple Street, Suite 302A, Summit, New Jersey 07901.

We are an emerging growth company, as defined in Section 2(a) of the Securities Act, as implemented under the JOBS Act. As such, we are eligible to, and intend to, take advantage of certain exemptions from various reporting requirements applicable to other public companies that are not emerging growth companies including but not limited to not being required to comply with the auditor attestation requirements of the SEC rules under Section 404 of the Sarbanes-Oxley Act. We could remain an emerging growth company until the earlier of (1) the last day of the fiscal year (a) following the fifth anniversary of the date of our first sale of common equity securities pursuant to an effective registration statement under the Securities Act, which was in June 2020, (b) in which we have total annual gross revenue of at least $1.07 billion, or (c) in which we are deemed to be a large accelerated filer, which means the market value of our Ordinary Shares that is held by non-affiliates exceeds $700 million as of the prior June 30th, and (2) the date on which we have issued more than $1.0 billion in non-convertible debt during the prior three-year period.

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

In 2021, 2020 and 2019 our capital expenditures amounted to $4 million, $0.8 million and $0.9 million, respectively. Our current capital expenditures are primarily for manufacturing facility and equipment, computers, software, research and development equipment and office improvements substantially all in Israel, and we expect to finance these expenditures primarily from cash on hand.

B.	Business Overview.

We are a Phase 3 clinical-stage biopharmaceutical company focused on developing targeted, locally administered and prolonged-release therapeutics using our proprietary Polymer-Lipid Encapsulation matriX, or PLEX, technology. Our product candidates are designed to address diseases with high unmet medical needs by pairing our PLEX technology with drugs already approved by the FDA or innovative drug candidates to achieve a novel therapeutic effect. Our PLEX technology is designed to deliver drugs directly to targeted treated sites in the body at predetermined release rates and predetermined durations ranging from several days to several months. We believe that our PLEX technology and product candidates have the potential to significantly shift the management of a variety of medical conditions, including SSIs and cancer. Our lead product candidate, D-PLEX100, is in a pivotal Phase 3 clinical program for the potential approval for prevention of abdominal (soft) tissue SSIs. We believe that D-PLEX100, if approved, would be a significant improvement over the current standard of care, which includes systemic administration of antibiotics.

The WHO estimates that SSIs result in up to $10 billion of additional hospital costs per year in the United States alone, and a further €11 billion per year in the European Union. SSIs occur in approximately 2% to 5% of all patients undergoing inpatient surgery worldwide. The WHO and the CDC in 2018 and 2017, respectively, have labeled SSIs as a high priority unmet medical need due to the associated morbidity, mortality and economic cost burden.

We initiated two Phase 3 trials of D-PLEX100, which we refer to as SHIELD I and SHIELD II, for the prevention of abdominal (soft tissue) SSIs in the third and fourth quarters of 2020, respectively. In May 2021, the FDA agreed in a Type B meeting that a single pivotal Phase 3 study is sufficient, provided the study results are adequate, for potential approval of a D-PLEX100 NDA for the prevention of SSIs in colorectal surgery. In January 2022, following the completion of the 30-day follow-up period for the 500th patient enrolled, we completed a planned blinded sample size reassessment which supported the continuation of SHIELD I trial. In February 2022, the FDA agreed to our request for the addition of an unblinded interim analysis in the SHIELD I study evaluating D-PLEX100 for the prevention of abdominal soft tissue SSIs. The interim analysis is expected during the second quarter of 2022 once 750 patients complete their 30-day follow-up and will allow for early trial stopping due to efficacy, futility, or for sample size reassessment of up to 1,400 patients. We currently expect the last-patient-in from SHIELD I to enroll during the second quarter of 2022 with topline results two months thereafter, but final timelines for the study will be determined following the interim analysis.

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

D-PLEX100 pairs our novel, proprietary PLEX technology with doxycycline, a first-line, broad spectrum and FDA-approved antibiotic. In our clinical trials to date, patients treated with D-PLEX100 demonstrated a reduction in SSIs compared to patients treated with the standard of care alone. Our lead product candidate, D-PLEX100, is in two Phase 3 clinical trials. The SHIELD I clinical trial for the prevention of abdominal (soft tissue) SSIs was initiated in the third quarter of 2020. The SHIELD II clinical trial, which has broader eligibility criteria, including minimally invasive surgical procedures, was initiated in the fourth quarter of 2020. We currently expect the last-patient-in from SHIELD I to enroll during the second quarter of 2022 with topline results two months thereafter, but final timelines for the study will be determined after the interim analysis once 750 patients complete their 30-day follow-up. Infections resulting from surgery can be fatal and create a significant public health burden despite the extensive use of systemically administered antibiotics both pre- and post-operatively and other measures taken to reduce infection risk in the intra-operative setting.

In October 2019, we reported topline data from our Phase 2 clinical trial of D-PLEX100 for the prevention of SSIs in patients undergoing abdominal (soft tissue) surgery. Patients treated with D-PLEX100 and the standard of care had a statistically significant reduction of 59% (p=0.0086) in deep or superficial incisional SSIs or mortality for any reason within 30 days of surgery, which was the primary endpoint for the trial, as compared to patients who received the standard of care alone. In addition, there was a statistically significant difference (p=0.0290) in patient deaths within 60 days of surgery, with no deaths observed in the D-PLEX100 treatment arm, as compared to five deaths observed in the standard-of-care arm. In this trial, D-PLEX100 was observed to be generally well tolerated, with no confirmed drug-related serious adverse events, or SAEs, and did not increase wound healing impairment at the incision site as compared to the control arm.

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

In December 2019, we initiated a potentially pivotal Phase 3 clinical trial of D-PLEX100 for the prevention of post-cardiac sternal (bone) SSIs, and we enrolled the first patient in February 2020. We expect to enroll an aggregate of between 1,284 and 1,600 cardiac surgery patients in the trial upon resumption of enrollment. We paused enrollment in this trial as we determined to initially focus on abdominal (soft tissue) surgeries.

In February 2020, we held an end of Phase 2 meeting with the FDA and in May 2021 we held a Type B meeting with the FDA to discuss our D-PLEX100 development plans following which the FDA agreed that a single pivotal Phase 3 study is sufficient, provided the study results are adequate, for potential approval of a D-PLEX100 NDA for the prevention of SSIs in colorectal surgery. Following this agreement, we determined to focus on our SHIELD I clinical trial. In February 2022, the FDA agreed to our request for the addition of an unblinded interim analysis in the SHIELD I study evaluating D-PLEX100 for the prevention of abdominal soft tissue SSIs. The interim analysis is expected during the second quarter of 2022. We currently expect the last-patient-in from SHIELD I to enroll during the second quarter of 2022 with topline results two months thereafter, but final timelines for the study will be determined following the interim analysis. Patient enrollment is also advancing as anticipated in SHIELD II, the second Phase 3 clinical trials for D-PLEX100 in abdominal (soft tissue) surgery, with over 200 patients enrolled to date. SHIELD II has broader eligibility criteria than SHIELD I, including minimally invasive surgical procedures. We intend to pursue a broad label for D-PLEX100 for the prevention of SSIs, the scope of which will depend on the clinical data generated from our Phase 3 clinical trials and discussions with the FDA and the EMA.

We intend to seek approval of D-PLEX100 under Section 505(b)(2) of the Federal Food, Drug and Cosmetic Act, or FFDCA, which provides an abbreviated pathway for marketing approval by the FDA in the United States, and will seek approval under the comparable hybrid application pathway in the European Union. Such abbreviated approval pathways may not lead to a faster development or review process compared to traditional approval pathways and do not increase the likelihood that D-PLEX100 will receive regulatory approval in the United States or the European Union. We received three QIDP designations from the FDA for D-PLEX100 for the prevention of post-abdominal surgery incisional infection, for the prevention of sternal wound infection post-cardiac surgery, and for prevention of post-colorectal SSIs. The QIDP designation from the FDA confers, among other benefits, a five-year extension to any period of non-patent exclusivity awarded upon approval, such as a three-year period of exclusivity for new clinical investigations of previously approved products, which we expect for D-PLEX100, if approved. Additionally, in November 2018 we received Fast Track Designation from the FDA for D-PLEX100 for topical use for the prevention of sternal infections post-cardiac surgery, in July 2020, for the prevention of post-abdominal surgery incisional infections and in September 2021 for prevention of post-colorectal SSIs. Fast Track Designation could potentially expedite the FDA’s review of D-PLEX100 and enables early and frequent communication with the FDA as we continue to generate data from our ongoing and planned clinical trials.

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

In addition to our lead program D-PLEX100, our pipeline includes an early-stage Oncology program, OncoPLEX, PolyPid’s lead intra-tumoral cancer therapy drug candidate. OncoPLEX utilizes our PLEX technology to provide controlled local exposure to docetaxel, one of the most widely used chemotherapy agents, directly at the tumor site for few weeks to potentially reduce local tumor reoccurrence, the potential spreading of cancer cells, and ultimately improve the overall survival rate of cancer patients. Local delivery of drugs directly into the tumor site, especially in difficult to access tumors such as in the brain, may significantly improve the clinical outcome. The OncoPLEX intra-tumoral cancer therapy program has been evaluated successfully in various animal tumor models, including colon carcinoma and glioblastoma. Following this positive preclinical data, the Company identified brain tumors as the initial target indication for OncoPLEX.

The Company conducted in November 2021 a successful pre-IND meeting with the FDA supporting a Phase 1/2 clinical trial of OncoPLEX as a potential part of first-line combination therapy for patients newly diagnosed with GBM.

Our Pipeline

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

As of February 28, 2022, we have 139 issued patents, including utility and composition of matter patents. Additionally, we have 21 pending patent applications in the United States, Canada, China, Japan, Israel, the Eurasian Patent Organization, India, Mexico, New Zealand, the Philippines, Singapore, South Korea and Thailand. Our issued patents expire between 2029 and 2035.

COVID-19 Pandemic

Our business has been and will likely further continue to be adversely affected by the effects of the recent and evolving COVID-19 pandemic, which has resulted in travel and other restrictions in order to reduce the spread of the disease, including in Israel, the United States and the European Union where we are conducting clinical trials. We see a limited impact of the COVID-19 on our ongoing trials. We expect that approximately 70% of patients enrolling in these trials are colorectal cancer patients in an urgent need of tumor removal and, therefore, in high priority to go into surgery. We remain in close contact with our principal investigators and clinical sites in order to assess the impact of the COVID-19 pandemic on our clinical trials, expected timelines and costs and to consider any appropriate mitigating measures. Future patient enrollment, when we deem it appropriate, and clinical site initiation may be further delayed due to prioritization of hospital resources toward the COVID-19 pandemic or challenges in patient enrollment or maintenance due to quarantines or other interruptions to healthcare services.

State-of-the-Art Manufacturing Facility

We currently lease approximately 18,000 square foot, state-of-the-art, sterile manufacturing facility in Israel to enhance supply chain control, increase our supply capacity and meet clinical demand for our ongoing and planned clinical trials of D-PLEX100, as well as for initial commercial demand if D-PLEX100 is approved. The facility is designed to comply with the FDA’s current good manufacturing practice, or cGMP, regulations, and EMA regulations. In 2019, the facility was cGMP certified by Israel’s Ministry of Health, or IMOH, and inspected by a European Union-qualified person, enabling cGMP manufacturing of D-PLEX100 for our ongoing and planned potentially pivotal Phase 3 clinical trials to be conducted in the United States and Europe. In the first quarter of 2021, the manufacturing process was scaled up to increase our commercial supply capacity to meet the expected market demand for at least 30 months from product launch.

Our Strategy

Our goal is to leverage our PLEX technology to develop and commercialize a pipeline of potentially transformative therapies for the local and prolonged delivery of drugs to address diseases with high unmet medical needs. The key elements of our strategy are as follows:

●	Successfully complete clinical development of D-PLEX100 for the prevention of SSIs. We have completed a Phase 2 clinical trial of D-PLEX100 for the prevention of abdominal (soft tissue) SSIs after abdominal surgery and a Phase 1b/2 clinical trial of D-PLEX100 for the prevention of sternal (bone) SSIs after cardiac surgery. In February 2020, we enrolled our first patient in our potentially pivotal Phase 3 clinical trial for the prevention of SSIs in cardiac surgeries. We have paused enrollment in this trial. We initiated two Phase 3 trials of D-PLEX100, which we refer to as SHIELD I and SHIELD II, for the prevention of abdominal (soft tissue) SSIs in the third and fourth quarters of 2020, respectively. In February 2020, we held an end of Phase 2 meeting with the FDA and in May 2021 we held a Type B meeting with the FDA to discuss our D-PLEX100 development plans following which the FDA agreed that a single pivotal Phase 3 study is sufficient, provided the study results are adequate, for potential approval of a D-PLEX100 NDA for the prevention of SSIs in colorectal surgery. Following this agreement, we determined to focus on our SHIELD I clinical trial. We intend to pursue a broad label for D-PLEX100 for the prevention of SSIs, the scope of which will depend on the clinical data generated from our potentially pivotal Phase 3 clinical trials and discussions with the FDA and the EMA. We may also seek regulatory approval of D-PLEX100 outside of the United States and Europe.
●	Pursue expedited regulatory pathways for our product candidates. We are pursuing expedited pathways to approval for our portfolio of product candidates. PLEX is paired with unmodified FDA- and/or EMA-approved drugs with established clinical safety, efficacy and tolerability. Additionally, the polymers and lipids that we use in PLEX have been used in other medical products that have been approved by the FDA and/or the EMA. Accordingly, we will pursue expedited clinical development and make regulatory submissions for our product candidates, including D-PLEX100, that allow us to rely in part on previous findings of safety and efficacy for the API, including the Section 505(b)(2) approval pathway in the United States and the comparable hybrid application pathway in the European Union. Further, D-PLEX100 has received three QIDP designations from the FDA for the prevention of post-abdominal surgery incisional infection, for the prevention of sternal wound infection post-cardiac surgery and for prevention of post-colorectal surgical site infections, which will provide an increased level of communication with the FDA during the development process. We also received the FDA’s Fast Track Designation for D-PLEX100 for topical use for the prevention of post-cardiac surgery sternal infections in November 2018, in July 2020 for the prevention of post abdominal surgery incisional infections and in September 2021 for prevention of post-colorectal surgical site infections, which could potentially expedite the FDA’s review of our NDA. We obtained breakthrough therapy designation in November 2020 for D-PLEX100 for the prevention of surgical site infections in patients undergoing elective colorectal surgery.
●	Execute on our go-to-market commercial strategy. If approved, we intend to launch D-PLEX100, and other future product candidates, in the United States using our commercial capabilities. We are also exploring potential partnering opportunities with leading pharmaceutical companies focusing on hospital business to maximize our commercial success and launch of any approved products in the United States. We believe that the cost-effectiveness and potential clinical benefits of D-PLEX100 will support its commercial launch under existing Medicare rates given the associated mortality, morbidity and cost burden of SSIs and the associated penalties imposed on hospital reimbursement from the CMS. In addition, we believe that there may be opportunities for reimbursement for D-PLEX100 under CMS programs. Outside of the United States, we intend to find a suitable partner or partners to launch our products in markets where respective commercial coverage is better served through such a partnership.

●	Expand our product pipeline for additional indications using our PLEX technology. In addition to the development of D-PLEX100 for the prevention of SSIs and OncoPLEX for treatment of solid tumors, PLEX has the potential for the prevention or treatment of other important, localized medical conditions. We intend to maximize the commercial potential of PLEX by exploring these additional indications, either independently or through collaborations with other biopharmaceutical companies.
●	Pursue research collaborations with biopharmaceutical companies. We believe that our PLEX technology can be paired with a wide variety of marketed drugs or product candidates, including small molecules, peptides, antibodies and nucleic acid-based drugs. Many leading biopharmaceutical companies have marketed drugs or product candidates in development that have limited efficacy or safety due to systemic delivery and owing to potentially poor drug penetration from the blood stream into the needed organ or other target tissues, or viability for systemic administration due to instability, toxicity and cost. Pairing these drugs or product candidates with PLEX has the potential to address these limitations and potentially extend the drug’s clinical benefit and lifecycle before and after patent expiration.
●	Build a fully integrated biopharmaceutical company utilizing our manufacturing facility. Our state-of-the-art, sterile manufacturing facility is cGMP certified by the IMOH and inspected by a European Union-qualified person, enabling cGMP manufacturing of D-PLEX100 for our ongoing and planned Phase 3 clinical trials in the United States and Europe. Our manufacturing facility will serve to enhance supply chain processes, increase our supply capacity and meet clinical demand for our ongoing and planned clinical trials of D-PLEX100. We estimate that our facility will meet commercial demand for at least the first 30 months following a commercial launch of D-PLEX100, if approved. We intend to use this capacity as the basis to build a fully integrated biopharmaceutical company, supported by our in-house research and development and regulatory team and our anticipated commercial infrastructure. If necessary to meet further commercial demand in the future, we may expand our manufacturing capabilities or employ third-party contract manufacturing organizations.

The Problem: Limitations to Current Drug Delivery Systems

The systemic administration of drugs may have significant disadvantages for the treatment of localized medical conditions in the body, including limited efficacy due to poor penetration from the blood stream into the needed organ or other target tissues and challenges related to sensitivity to blood factors. These limitations are especially challenging for the prevention of SSIs during surgeries, as the surgical incision itself creates an interruption of the blood stream and therefore limits the local concentration of administered prophylactic systemic antibiotic into the surgical site. This limited efficacy often results in the need to use a significantly higher quantity of drugs over a prolonged period of time, which can result in substantial side effects. Additionally, systemic administration can be associated with complexities of drug-drug interactions in the context of polypharmacy for patients with comorbid conditions. In the case of antibiotics, systemic administration results in challenges related to the emergence of antibiotic resistance.

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

D-PLEX100 is designed to overcome the limitations of prophylactic systemic antibiotics in terms of activity and penetration into the surgical site because of the surgical incision that impairs the local vascularization and creates an interruption of the blood stream.

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

The Burdens of SSIs

Hospital acquired infections, or HAIs, are infections that patients acquire when receiving medical treatment in a healthcare facility. According to the WHO, HAIs are the most frequent adverse event affecting patient safety worldwide. SSIs are the most common HAI in the United States and occur in approximately 2% to 5% of all patients undergoing inpatient surgery worldwide despite accepted antibiotic strategies intended to prevent infection. However, these figures are likely underestimated for a number of reasons, including surgeon underreporting and negative reimbursement implications, and because approximately 50% of SSIs become evident only after a patient has been discharged. Further, the incidence and morbidity of SSIs may differ based on the surgical procedure performed and underlying patient risk factors.

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

Health Economic Benefits of D-PLEX100

We believe that D-PLEX100, if approved, may provide significant health economic benefits that play an important role in formulary decision making. Members of our management team have experience in applying health economic outcomes research to support the launch of successful commercial products. Our goal is to work directly with hospital customers, group purchasing organizations, integrated health networks, third-party payors, quality improvement organizations and key opinion leaders in the field of SSI prevention to deliver data showing the potential for demonstrable pharmacoeconomic benefits from the use of D-PLEX100, if approved.

Reimbursement for surgical procedures is typically capitated or fixed by third-party payors based on the specific surgical procedure performed. However, for many patients undergoing high-risk surgeries or those with co-morbidities, the incidence of SSIs remains high, potentially leading to significant healthcare cost burdens relative to the capitated reimbursement related to prolonged lengths of stay in the hospital, readmissions and additional surgical procedures and other interventions due to the infection. In addition to the direct cost of SSIs, the prolonged length of stay impacts the hospital’s capacity and its ability to admit new patients. Furthermore, hospitals continue to focus on quality improvements to reduce SSIs to support optimal reimbursement and reduced penalties under CMS initiatives, such as the Hospital Acquired Condition Reduction Program, Hospital Readmission Reduction Program and the Hospital Value-Based Purchasing Program. Following discharge from the hospital, patients with an SSI may also rely on healthcare from other community care services, which further contributes to the overall economic burden of the infection.

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

We intend to complete pivotal Phase 3 trials in the abdominal (soft tissue) and sternal (bone) surgery (the latter being currently paused) settings. In such trials, we plan to evaluate health economic outcomes in order to generate further evidence to potentially support approval by the FDA and EMA and, if D-PLEX100 is approved, broad adoption among healthcare providers and third-party payors. We intend to further support any such data with publications and post-marketing studies.

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

The table below provides the estimated sizes of our soft tissue surgery addressable market opportunity in selected gastrointestinal surgeries and selected gynecological and urologic surgeries in the United States and the EU-5, which, for purposes of the following data, includes France, Germany, Italy, Spain and the United Kingdom based on the number of procedures performed in 2019 according to IQVIA (NYSE:IQV) database as well as the rest of the world, or ROW, which, for purposes of the following data, includes India, China, Brazil and Japan, based on the number of procedures performed in 2017, according to a study we commissioned from Life Science Intelligence, Inc.

Number of Surgeries
Selected Gastrointestinal Surgeries
United States (2019)	4,731,774
EU-5 (2019)	3,110,556
ROW (2017)	4,789,800
Total Gastrointestinal Surgeries	12,632,130

Selected Gynecological and Urologic Surgeries
United States (2019)	2,331,308
EU-5 (2019)	1,022,218
ROW (2017)	827,200
Total Gynecological and Urologic Surgeries	4,180,726

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

The table below provides the estimated sizes of our bone surgery addressable market opportunity in open heart surgeries and selected orthopedic surgeries, including both primary and revision knee and hip replacements, open fractures and spine fusions, in the United States and the EU-5 based on the number of procedures performed in 2019 according to IQVIA database as well as the ROW, based on the number of procedures performed in 2017, according to a study we commissioned from Life Science Intelligence, Inc.

Number of Surgeries
Open Sternum Surgeries
United States (2019)	548,623
EU-5 (2019)	346,331
ROW (2017)	441,000
Total Sternum Surgeries	1,335,954

Selected Orthopedic Surgeries
United States (2019)	5,726,561
EU-5 (2019)	4,278,020
ROW (2017)	3,922,000
Total Orthopedic Surgeries	13,926,581

TOTAL D-PLEX100 global addressable market	32,075,391

Clinical Development of D-PLEX100

We are conducting a potentially pivotal Phase 3 clinical trial of D-PLEX100 for the prevention of SSIs in sternum (bone) surgeries (currently paused) and we also initiated two Phase 3 trials of D-PLEX100 for the prevention of abdominal (soft tissue) SSIs in the third and fourth quarters of 2020, respectively.

Completed Clinical Trials of D-PLEX100 for the Prevention of SSIs

Phase 2 Clinical Trial for D-PLEX100 in the Prevention of SSIs after Abdominal (Soft Tissue) Surgery

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

Phase 3 Clinical Trials of D-PLEX100

Phase 3 Clinical Trial for the Prevention of SSIs after Abdominal (Soft Tissue) Surgery

Following our end of Phase 2 meeting with the FDA in February 2020, we initiated two Phase 3 clinical trials of D-PLEX100 for the prevention of SSIs after abdominal (soft tissue) surgery. In May 2021, the FDA agreed in a Type B meeting that a single pivotal Phase 3 study is sufficient, provided the study results are adequate, for potential approval of a D-PLEX100 NDA for the prevention of SSIs in colorectal surgery. We initiated the first Phase 3 trial (SHIELD I) in this indication in Israel in the third quarter of 2020, with additional sites in the United States and Europe. We also initiated the second Phase 3 trial (SHIELD II) in December 2020. Both trials are designed to be prospective, multinational, multicenter, randomized, controlled, two-arm, double-blinded trials to evaluate the efficacy and safety of D-PLEX100 in combination with the standard of care, which includes a prophylactic antibiotic administered prior to surgery, in patients aged 18 years and older at screening, undergoing an elective colorectal surgery involving colon or rectal resection and with at least one incision measuring greater than 7 centimeters. In January 2022, following the completion of the 30-day follow-up period for the 500th patient enrolled, we completed a planned blinded sample size reassessment which supported the continuation of SHIELD I trial. In February 2022, the FDA agreed to our request for the addition of an unblinded interim analysis in the SHIELD I study evaluating D-PLEX100 for the prevention of abdominal soft tissue surgical site infections (SSIs). The interim analysis is expected during the second quarter of 2022 once 750 patients complete their 30-day follow-up and will allow for early trial stopping due to efficacy, futility, or for sample size reassessment of up to 1,400 patients. We currently expect the last-patient-in from SHIELD I to enroll during the second quarter of 2022 with topline results two months thereafter, but final timelines for the study will be determined following the interim analysis.

The second Phase 3 trial (SHIELD II) has broader eligibility criteria than SHIELD I, including minimally invasive surgical procedures, and is expected to enroll between 900 and 1,400 patients, aged 18 years and older at screening, undergoing an elective colorectal surgery involving colon or rectal resection, with or without a stoma, and with at least one incision measuring seven centimeters or more, at sites in the United States, Europe and Israel. Patient enrollment is also advancing as anticipated in SHIELD II, the second Phase 3 clinical trials for D-PLEX100 in abdominal (soft tissue) surgery, with over 200 patients enrolled as of February 28, 2022. The population for both trials is similar to the population evaluated in the Phase 2 trial. Eligible patients in each trial will be randomly allocated into two blinded arms to receive either D-PLEX100 in combination with the standard of care or the standard of care alone.

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

Phase 3 Clinical Trial for the Prevention of Post-Cardiac Sternal (Bone) SSIs

In December 2019, we initiated a potentially pivotal Phase 3 clinical trial of D-PLEX100 for the prevention of post-cardiac sternal (bone) SSIs, and we enrolled the first patient in February 2020. We have paused enrollment in this trial. We expect to resume enrollment when we believe it is safe to do so and anticipate conducting an interim analysis after a total of 850 patients have been assessed for the presence of at least one sternal wound infection or mortality for any reason within 90 days post-surgery. This trial is a prospective, multinational, multicenter, randomized, two-arm, single-blinded trial to evaluate the efficacy and safety of D-PLEX100 in combination with the standard of care, which is a prophylactic antibiotic administered prior to surgery. We plan to run an adaptive design clinical trial and expect to enroll between 1,284 and 1,600 patients, aged 18 years and older, undergoing median sternotomy in cardiac surgery, with additional SSI-related comorbidities, such as diabetes and abnormal body mass index, at sites in the United States, Europe and Israel. Eligible patients will be randomly allocated into two arms to receive either D-PLEX100 in combination with the standard of care or the standard of care alone.

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

We are currently focusing on our SHIELD I clinical trial, which we believe has the potential to serve as the basis for an NDA. We are currently evaluating next clinical steps for an open-heart surgery Phase 3 trial, while we ensure that the SHIELD I and SHIELD II trials continue to progress as planned, and intend to submit the bone surgery data as a supplement after the approval of the NDA for abdominal (soft tissue) surgery.

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

OncoPLEX - Preclinical Development Program for Cancer

In addition to our lead program D-PLEX100, our pipeline includes an early-stage Oncology program, OncoPLEX, PolyPid’s lead intra-tumoral cancer therapy drug candidate. OncoPLEX utilizes PLEX technology to provide controlled local exposure to docetaxel, one of the most widely used chemotherapy agents, directly at the tumor site for few weeks to potentially reduce local tumor reoccurrence, the potential spreading of cancer cells, and ultimately improve the overall survival rate of cancer patients. Local delivery of drugs directly into the tumor site, especially in difficult to access tumors such as in the brain, may significantly improve the clinical outcome.

In December 2020, we announced positive preclinical data in a syngeneic mouse model for solid tumors of colon carcinoma using cancer cells highly resistant to docetaxel. A single local application of OncoPLEX at the intra-operative setting post tumor resection showed improved overall survival and significantly less tumor recurrence, compared to the group treated with six subsequent cycles of systemic docetaxel treatment with 2-4 days gap between cycles. In addition, reduced systemic toxicity was demonstrated following the application of OncoPLEX compared to systemic docetaxel treatment.

In September 2021 we announced positive preclinical data of Intra-tumoral OncoPLEX in Brain Cancer. We identified brain tumors as the initial target indication for OncoPLEX because there is currently almost no meaningful chemotherapeutic treatment option for brain tumors, primarily due to the limited ability of chemical agents to penetrate the blood-brain barrier. Due to the localized and prolonged nature of OncoPLEX, we believe it will be highly beneficial compared to systemic treatments, as well as the currently available local treatment, in these devastating tumors that often cannot be fully resected surgically. OncoPLEX was evaluated for tumor growth and survival in two GBM animal models. Key results included:

●	OncoPLEX induced strong inhibition of tumor growth and recurrence in a partially resected human glioblastoma subcutaneous mouse model. A single local OncoPLEX application induced 98% tumor growth inhibition (day 41 post operation) compared to the untreated control (p<0.001), and 66% compared to multiple injections of systemic chemotherapy treatment arm (p=0.0165). The day 41 survival rate for OncoPLEX was much higher than the systemic treated mice, or untreated with 60%, 20%, and 10% survival, respectively.

●	OncoPLEX was also tested in a GBM brain rat model. OncoPLEX, applied locally next to the non-resected tumor in the brain, showed a 40% survival rate at day 23 following the beginning of treatment, as compared to a 0% survival rate in the standard systemic treatment arm (Temozolomide 33.5 mg/kg, 5 treatment days), the placebo arm (OncoPLEX without Docetaxel) and in the untreated control arm. Only OncoPLEX significantly enhanced the overall survival compared to both the placebo arm and to the untreated arm (p<0.02).

●	Dose response was demonstrated for OncoPLEX in the different animal models.

Local application of OncoPLEX in a rat brain model showed good safety profile at the different doses studied. We conducted in November 2021 a successful Pre-IND meeting with the FDA supporting a Phase 1/2 clinical trial of OncoPLEX as a potential part of first-line combination therapy for patients newly diagnosed with GBM.

Future Development of PLEX in other Medical Applications

Our PLEX platform technology may have broad applications for other localized medical conditions other than the prevention of SSIs. We have conducted research and development for our PLEX platform in a variety of potential indications, including for the treatment of infection, cancer, inflammation and pain.

PLEX for Other Applications

In our research and development programs, we have paired PLEX with small molecules, proteins, antibodies, peptides and nucleic acids-based drugs. We continue to evaluate these research and development programs for potential development by us or in collaboration with leading biopharmaceutical companies.

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

Marketing, Sales and Distribution

Given our current stage of development, we have limited internal marketing, sales and distribution capabilities. We have established a wholly-owned United States subsidiary, PolyPid Inc., a Delaware corporation with operations in New Jersey, to support our potential commercialization efforts in the United States and our clinical development program. We would intend to launch D-PLEX100 and any future product candidates in the United States following the FDA approval using our commercial capabilities. We are also exploring potential partnering opportunities with leading pharmaceutical companies focusing on hospital business to maximize our commercial success and launch of any approved products in the United States. We believe that the potential clinical and economic benefits of D-PLEX100 will support its commercial launch under existing Medicare rates given the associated mortality, morbidity and cost burden of SSIs and the associated penalties imposed on hospital reimbursement from CMS. In addition, we believe that there may be opportunities for reimbursement of D-PLEX100 under CMS programs. Outside the United States, we intend, where appropriate, to pursue commercialization relationships, including strategic alliances and licensing, with pharmaceutical companies and other strategic partners that are equipped to market and sell our products through their well-developed sales, marketing and distribution organizations in such countries.

In addition, we may out-license some or all of our patent rights to more than one party to achieve the fullest development, marketing and distribution of any products we develop.

Intellectual Property

Our patent estate includes patents and patent applications with claims directed to our PLEX technology platform, D-PLEX100 product candidate and claims for potential future product candidates. As of February 28, 2022, our patent estate includes 139 issued patents, including utility and composition of matter patents and 21 pending patent applications for our product candidates and methods of treatment.

Our patents and patent applications primarily relate to a polymer-lipid-based platform for sustained release of an active pharmaceutical agent at a target site. We have 35 issued patents, and two pending patent applications in various countries worldwide related to compositions for sustained release of an API, including a lipid-saturated matrix formed from a biodegradable polymer, as well as methods for producing such compositions and methods of treatment through the use of such compositions. We also have 17 issued patents and one pending patent application in various countries worldwide related to compositions for sustained release of an API including a lipid-saturated matrix formed from a non-biodegradable polymer, as well as methods for producing such compositions and methods of treatment through the use of such compositions. We also have 12 issued patents in various countries worldwide related to compositions for sustained release of a nucleic agent including a lipid-saturated matrix formed from a biodegradable polymer, as well as methods for producing such compositions and methods of treatment through the use of such compositions. We also have an issued Australian patent related to compositions for sustained release of peptidic molecules, as well as methods for producing such compositions and methods of treatment through the use of such compositions. We also have 24 issued patents and three pending patent applications in various countries worldwide related to methods for treating bone fractures through the use of biocompatible fillers coated with sustained release antibiotic compositions, along with 13 issued patents and four pending patent applications in various countries worldwide related to methods for treating peri-implantitis and 37 issued patents and 11pending patent applications in various countries worldwide related to methods for preventing and treating SSIs through similar processes. Our patent estate includes 10 issued United States patents as well as issued patents and/or pending patent applications in Australia, Brazil, Canada, China, the Eurasian Patent Organization, the European Patent Office, India, Israel, Japan, Mexico, New Zealand, the Philippines, Singapore, South Africa, South Korea, Thailand and the United States. Our issued patents are expected to remain in effect between 2029 and 2035.

In addition to patents, we have seven registered trademarks. “BonyPid” which is registered in the United States, with the European Union Intellectual Property Office and in Israel, “PolyPid” which is registered in Israel, China and in the following European Union countries: Benelux, France, Germany, Spain, Austria, Italy, the United Kingdom, Ireland and Portugal and pending in the United States, “Bacfenssi” which is registered in Israel, the European Union Intellectual Property Office, Great Britain and Russia and pending in the United States and China, “Opzifend” which is registered in Israel, the European Union Intellectual Property Office, Great Britain and Russia and pending in the United States and China, and “Ssisurg”, “Elyfssi” and “Bacyssio” which are registered in Israel. Furthermore, we rely upon trade secrets, know-how and continuing technological innovation to develop and maintain our competitive position.

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

The process required by the FDA before product candidates may be marketed in the United States generally involves the following:

●	nonclinical laboratory and animal tests that must be conducted in accordance with good laboratory practices;
●	submission of an IND, which must become effective before clinical trials may begin;
●	approval by an independent institutional review board, or IRB, for each clinical site or centrally before each trial may be initiated;
●	adequate and well-controlled human clinical trials to establish the safety and efficacy of the proposed product candidate for its intended use, performed in accordance with good clinical practices, or GCPs;
●	submission to the FDA of an NDA and payment of user fees;
●	satisfactory completion of an FDA advisory committee review, if applicable;
●	pre-approval inspection of manufacturing facilities and selected clinical investigators for their compliance with cGMP and good clinical practices, or GCPs;
●	satisfactory completion of FDA audits of clinical trial sites to assure compliance with GCPs and the integrity of the clinical data;
●	FDA approval of an NDA to permit commercial marketing for particular indications for use; and
●	compliance with any post-approval requirements, including the potential requirement to implement a Risk Evaluation and Mitigation Strategy, or REMS, and the potential requirement to conduct post-approval studies.

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

In addition, under the GAIN Act, which was enacted as part of the Food and Drug Administration Safety and Innovation Act, or FDASIA, which was signed into law in July 2012, the FDA may designate a product as a QIDP. In order to receive this designation, a drug must qualify as an antibiotic or antifungal drug for human use intended to treat serious or life-threatening infections, including those caused by either (1) an antibiotic or antifungal resistant pathogen, including novel or emerging infectious pathogens, or (2) a so-called “qualifying pathogen” found on a list of potentially dangerous, drug-resistant organisms to established and maintained by the FDA. A sponsor must request such designation before submitting a marketing application. We obtained QIDP designations for D-PLEX100 for the prevention of post-abdominal surgery incisional infection, for the prevention of post-cardiac surgery sternal infection and for prevention of post-colorectal SSIs. Upon approving a marketing application for a QIDP-designated product, the FDA will extend by an additional five years any non-patent marketing exclusivity period awarded, such as a three-year exclusivity period awarded for new clinical investigations of previously approved products. This extension is in addition to any pediatric exclusivity extension awarded, and the extension will be awarded only to a drug first approved on or after the date of enactment of the GAIN Act. The GAIN Act prohibits the grant of an exclusivity extension where the application is a supplement to an application for which an extension is in effect or has expired, is a subsequent application for a specified change to an approved product, or is an application for a product that does not meet the definition of QIDP based on the uses for which it is ultimately approved.

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

Under the fast track program, the sponsor of a new drug candidate may request that FDA designate the drug candidate for a specific indication as a fast track drug concurrent with, or after, the filing of the IND for the drug candidate. To be eligible for a Fast Track Designation, the FDA must determine, based on the request of a sponsor, that a product is intended to treat a serious or life threatening disease or condition and demonstrates the potential to address an unmet medical need, or that the drug qualifies as a QIDP under the GAIN Act. The FDA will determine that a product will fill an unmet medical need if it will provide a therapy where none exists or provide a therapy that may be potentially superior to existing therapy based on efficacy or safety factors. We obtained a Fast Track Designation in November 2018 for D-PLEX100 for the prevention of post-cardiac surgery sternal infection, in July 2020 for the prevention of post abdominal surgery incisional infection and in September 2021 for prevention of post-colorectal SSIs. Fast Track Designation provides additional opportunities for interaction with the FDA’s review team and may allow for rolling review of NDA components before the completed application is submitted, if the sponsor provides a schedule for the submission of the sections of the NDA, the FDA agrees to accept sections of the NDA and determines that the schedule is acceptable, and the sponsor pays any required user fees upon submission of the first section of the NDA. However, the FDA’s time period goal for reviewing an application does not begin until the last section of the NDA is submitted. The FDA may decide to rescind the Fast Track Designation if it determines that the qualifying criteria no longer apply.

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

HIPAA created additional federal criminal statutes that prohibits, among other things, knowingly and willfully executing, or attempting to execute, a scheme to defraud any healthcare benefit program or obtain, by means of false or fraudulent pretenses, representations or promises, any of the money or property owned by, or under the custody or control of, any healthcare benefit program, regardless of whether the third-party payor is public or private, knowingly and willfully embezzling or stealing from a health care benefit program, willfully obstructing a criminal investigation of a health care offense and knowingly and willfully falsifying, concealing or covering up by any trick, scheme or device a material fact or making any materially false, fictitious or fraudulent statements in connection with the delivery of, or payment for, healthcare benefits, items or services relating to healthcare matters. Additionally, the ACA amended the intent requirement of some of these criminal statutes under HIPAA so that a person or entity no longer needs to have actual knowledge of the statute, or the specific intent to violate it, to have committed a violation.

Additionally, the federal Open Payments program pursuant to the Physician Payments Sunshine Act, created under Section 6002 of the ACA and its implementing regulations, requires some manufacturers of drugs, devices, biologicals and medical supplies for which payment is available under Medicare, Medicaid or the Children’s Health Insurance Program (with specified exceptions) to report annually information related to specified payments or other transfers of value provided to physicians (defined to include doctors, dentists, optometrists, podiatrists and chiropractors), certain other healthcare professionals (such as physician assistants and nurse practitioners) and teaching hospitals, or to entities or individuals at the request of, or designated on behalf of, the physicians and teaching hospitals and to report annually specified ownership and investment interests held by physicians and their immediate family members.. Failure to submit timely, accurately and completely the required information for all payments, transfers of value and ownership or investment interests may result in civil monetary penalties.

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

There have been executive, judicial and Congressional challenges to certain aspects of the ACA. For example, on June 17, 2021, the U.S. Supreme Court dismissed a challenge on procedural grounds that argued the ACA is unconstitutional in its entirety because the “individual mandate” was repealed by Congress. Thus, the ACA will remain in effect in its current form. Prior to the U.S. Supreme Court ruling, on January 28, 2021, President Biden issued an executive order to initiate a special enrollment period from February 15, 2021 through August 15, 2021 for purposes of obtaining health insurance coverage through the ACA marketplace. The executive order also instructed certain governmental agencies to review and reconsider their existing policies and rules that limit access to healthcare, including among others, reexamining Medicaid demonstration projects and waiver programs that include work requirements, and policies that create unnecessary barriers to obtaining access to health insurance coverage through Medicaid or the ACA. It is possible that the ACA will be subject to judicial or Congressional challenges in the future. It is unclear how any such challenges and the healthcare reform measures of the Biden administration will impact the ACA and our business.

Other legislative changes have been proposed and adopted in the United States since the ACA was enacted. In August 2011, the Budget Control Act of 2011, among other things, included aggregate reductions of Medicare payments to providers of 2.0% per fiscal year, which went into effect in April 2013, and due to subsequent legislative amendments, including the BBA, will remain in effect through 2031, unless additional U.S. Congressional action is taken. COVID-19 relief legislation suspended the 2% Medicare sequester from May 1, 2020 through March 31, 2022. Under current legislation, the actual reduction in Medicare payments will vary from 1% in 2022 to up to 3% in the final fiscal year of this sequester. In addition, in January 2013, President Obama signed into law the American Taxpayer Relief Act of 2012, which, among other things, reduced Medicare payments to several categories of healthcare providers and increased the statute of limitations period for the government to recover overpayments to providers from three to five years. Additionally, the Medicare Access and CHIP Reauthorization Act of 2015, or MACRA, ended the use of the statutory formula for clinician payment and established a quality payment incentive program, also referred to as the Quality Payment Program. This program provides clinicians with two ways to participate, including through the Advanced Alternative Payment Models, or APMs, and the Merit-based Incentive Payment System, or MIPS. In November 2019, CMS issued a final rule finalizing the changes to the Quality Payment Program. At this time, the full impact to overall physician reimbursement as a result of the introduction of the Quality Payment Program remains unclear. Any reduction in reimbursement from Medicare or other government programs may result in a similar reduction in payments from private payors. Congress is considering additional health reform measures. For example, Congress is currently considering the PASTEUR Act, which, if passed, would establish a program to foster antimicrobial innovation. Further, the DISARM Act is also pending in Congress and, if passed, would encourage the development and use of antimicrobial drugs.

In addition, there has been particular and increasing legislative and enforcement interest in the United States with respect to drug pricing practices in recent years, particularly with respect to drugs that have been subject to relatively large price increases over relatively short time periods. Specifically, there have been several recent U.S. Presidential executive orders, Congressional inquiries and proposed and enacted federal and state legislation designed to, among other things, bring more transparency to product pricing, review the relationship between pricing and manufacturer patient programs, reduce the cost of prescription drugs under Medicare and reform government program reimbursement methodologies for pharmaceutical products. The Trump administration used several means to propose or implement drug pricing reform, including through federal budget proposals, executive orders and policy initiatives. For example, on July 24, 2020 and September 13, 2020, the Trump administration announced several executive orders related to prescription drug pricing that attempt to implement several of the administration’s proposals. The FDA concurrently released a final rule and guidance in September 2020 providing pathways for states to build and submit importation plans for drugs from Canada. Further, on November 20, 2020, HHS finalized a regulation removing safe harbor protection for price reductions from pharmaceutical manufacturers to plan sponsors under Part D, either directly or through pharmacy benefit managers, unless the price reduction is required by law. The implementation of the rule has been delayed by the Biden administration from January 1, 2022 to January 1, 2023 in response to ongoing litigation. The rule also creates a new safe harbor for price reductions reflected at the point-of-sale, as well as a new safe harbor for certain fixed fee arrangements between pharmacy benefit managers and manufacturers, the implementation of which have also been delayed by the Biden administration until January 1,2023. On November 20, 2020, CMS issued an interim final rule implementing President Trump’s Most Favored Nation executive order, which would tie Medicare Part B payments for certain physician-administered drugs to the lowest price paid in other economically advanced countries, effective January 1, 2021. As a result of litigation challenging the Most Favored Nation model, on December 27, 2021, CMS published a final rule that rescinds the Most Favored Nation model interim final rule. Additionally, in July 2021, the Biden administration released an executive order, “Promoting Competition in the American Economy,” with multiple provisions aimed at prescription drugs. In response to President Biden’s executive order, on September 9, 2021, HHS released a Comprehensive Plan for Addressing High Drug Prices that outlines principles for drug pricing reform and sets out a variety of potential legislative policies that Congress could pursue as well as potential administrative actions HHS can take to advance these principles. No legislation or administrative actions have been finalized to implement these principles. It is unclear whether these or similar policy initiatives will be implemented in the future. In addition, individual states in the United States have become increasingly active in passing legislation and implementing regulations designed to control pharmaceutical product pricing, including price or patient reimbursement constraints, discounts, restrictions on certain product access and marketing cost disclosure and transparency measures, and, in some cases, designed to encourage importation from other countries and bulk purchasing. In the future, there will likely continue to be proposals relating to the reform of the U.S. healthcare system, some of which could further limit coverage and reimbursement of products. It is possible that additional governmental action is taken in response to the COVID-19 pandemic.

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

Our principal executive offices are located at 18 Hasivim Street, Petach Tikva 4959376, Israel, where we lease an approximately 41,000 square foot facility. This Israeli facility houses our administrative headquarters, research and development laboratories and state-of-the-art manufacturing facility. Our monthly rent payment is NIS 243,704 (approximately $78,361). We also maintain an office at 47 Maple Street, Suite 302A, Summit, New Jersey, which serves as the headquarters for our wholly-owned subsidiary PolyPid Inc.

ITEM 4A.	UNRESOLVED STAFF COMMENTS

Not applicable.

ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

A.	Operating Results.

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our consolidated financial statements and the related notes included elsewhere in this annual report on Form 20-F. The discussion below contains forward-looking statements that are based upon our current expectations and are subject to uncertainty and changes in circumstances. Actual results may differ materially from these expectations due to inaccurate assumptions and known or unknown risks and uncertainties, including those identified in “Cautionary Note Regarding Forward-Looking Statements” and under “Risk Factors” elsewhere in this annual report on Form 20-F. Our discussion and analysis for the year ended December 31, 2019 can be found in our Annual Report on Form 20-F for the fiscal year ended December 31, 2020, filed with the SEC on March 5, 2021.

Overview

Since our inception in 2008, we have incurred significant operating losses. Our operating loss for the years ended December 31, 2020 and 2021 were $ 26.3 million and $43.1 million, respectively. As of December 31, 2021, we had an accumulated deficit of $174.9 million. We expect to continue to incur significant expenses and operating losses for the foreseeable future, and our losses may fluctuate significantly from year to year. We anticipate that our expenses will increase significantly in connection with our ongoing activities, as we:

●	continue clinical development of D-PLEX100, including our Phase 3 clinical trials for the prevention of SSIs in abdominal (soft tissue) surgeries and in cardiac sternal (bone) surgeries;
●	file NDAs seeking regulatory approval for D-PLEX100 pursuant to the FDA’s Section 505(b)(2) regulatory pathway in the United States and the hybrid application pathway in the European Union;
●	continue to invest in the preclinical research and development of OncoPLEX and any other future product candidates;
●	continue to invest in our manufacturing facility and complete commercial process validation for the facility;
●	establish commercial infrastructure to support the marketing, sale and distribution of D-PLEX100 if it receives regulatory approval;
●	hire field and office-based employees to prepare for and launch any approved product;
●	hire additional research and development and general and administrative personnel to support our operations;
●	maintain, expand and protect our intellectual property portfolio; and
●	incur additional costs associated with operating as a public company.

We do not have any product candidates approved for sale and have not generated any revenue from product sales.

On June 30, 2020, we closed our initial public offering, or IPO, whereby we sold 4,312,500 Ordinary Shares to the public (inclusive of 562,500 Ordinary Shares pursuant to the full exercise of an overallotment option granted to the underwriters). The aggregate net proceeds received by us from the IPO were $62.8 million, net of underwriting discounts and other offering costs. Prior to our IPO, we financed our operations primarily through private placements of equity securities and convertible debt, as well as grants from the IIA and the FP7.

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

From inception through December 31, 2021, we incurred $107.5 million in research and development expenses, net to advance the development of our clinical-stage product candidates, as well as other preclinical research and development programs. As of December 31, 2021, we received royalty-bearing grants of $4.9 million in the aggregate from the IIA. Pursuant to the terms of the grants, we are required to pay royalties of 3.0% to the IIA on revenues from sales of products for which the research and development was funded, in whole or in part, by the IIA, up to a limit of 100% of the amount of the grant received, plus annual interest calculated at a rate based on 12-month LIBOR. In September 2021, the Bank of Israel, which determines annual interest rates, published a directive which stated that annual interest at a variable rate linked to the LIBOR rate for loans in U.S. dollars will be replaced by the SOFR in June 2023. In addition, we must abide by other restrictions associated with the receipt of such grants under the R&D Law that continues to apply following repayment to IIA. These restrictions may impair our ability to outsource manufacturing, engage in change of control transactions or otherwise transfer our knowledge outside of Israel and may require us to obtain IIA approval for certain actions and transactions and pay additional amounts to the IIA. In addition, any change of control and any change of ownership of our Ordinary Shares that would make a non-Israel citizen or resident an “interested party” as defined in the R&D Law requires prior written notice from the IIA. As of December 31, 2021, we also received non-royalty bearing grants of $1.1 million in the aggregate from the IIA and $0.7 million in the aggregate from the FP7.

Substantially all of our research and development expenses for the years ended December 31, 2020 and 2021 were related to the development of D-PLEX100.

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

Results of Operations

Comparison of the Year Ended December 31, 2020 and 2021

The following table summarizes our results of operations for the year ended December 31, 2020 and 2021:

	Year Ended December 31,
	2020	2021
	(in thousands)
Research and development, net	$16,954	$30,553
Marketing and business development	1,614	2,983
General and administrative	7,704	9,609
Operating loss	26,272	43,145
Financial (income) expense, net	10,597	(544)
Loss	$36,869	$42,601
Deemed dividend	2,114	-
Loss attributable to Ordinary Shares	$38,983	$42,601

Research and Development, Net

Research and development, net increased by $13.6 million for the year ended December 31, 2021, compared to the year ended December 31, 2020. This increase was primarily related to an increase of $9.8 million in costs related to the initiation of SHIELD I and SHIELD II Phase 3 clinical trials in abdominal (soft tissue) surgery, an increase of $1.4 million in our manufacturing facility expenses, an increase of $1.2 million in research and development costs related to D-PLEX100 and OncoPLEX, an increase of $1.3 million in personnel costs and an increase of $0.4 million in non-cash share-based compensation. These increases were offset by an increase of $0.5 million in IIA grants recognized in 2021.

Marketing and business development

Marketing and business development increased by $1.4 million for the year ended December 31, 2021, compared to the year ended December 31, 2020. This increase was primarily related to increases of $0.9 million in pre-commercialization activities for the product candidate D-PLEX100, an increase of $0.3 million in personnel costs and an increase of $0.2 million in non-cash share-based compensation.

General and Administrative

General and administrative increased by $1.9 million for the year ended December 31, 2021, compared to the year ended December 31, 2020. This increase was primarily related to increases of $1.3 million in directors and officers’ insurance premiums, $0.9 million in legal, professional and other costs associated with the Company’s status as a publicly traded company and an increase of $0.1 million in personnel costs. These increases were offset by a decrease of $0.4 million non-cash share-based compensation.

Financial Expense (Income), Net

Financial expense (income), net changed by $11.1 million for the year ended December 31, 2021, compared to the year ended December 31, 2020. This change was driven by non-cash revaluation of our convertible preferred share warrant liability following the increase in fair value of warrants issued in a series of private placements prior to the IPO.

Deemed dividend

As part of Series E-1 Convertible Preferred shares price protection conversion rights upon the completion of an initial public offering, the Company issued 158,967 Series E-1 Convertible Preferred shares and recorded a beneficial feature of $2.1 million, which was accounted for as a deemed dividend and was recorded as mezzanine equity.

Loss Attributable to Ordinary Shares

Loss attributable to Ordinary Shares increased by $3.6 million for the year ended December 31, 2021, compared to the year ended December 31, 2020. This increase was primarily related to the increase in research and development, net of $13.6 million, an increase in general and administrative of $1.9 million, and the increase of marketing and business development costs of $1.4 million. These increases were offset by a decrease in financial (income) expense, net of $11.1 million and a decrease in deemed dividend of $2.1 million.

Qualitative and Quantitative Disclosures about Market Risk

Foreign Currency Exchange Risk

We operate primarily in Israel, and approximately 52% of our expenses are denominated in NIS. We are therefore exposed to market risk, which represents the risk of loss that may impact our financial position due to adverse changes in financial market prices and rates. We are subject to fluctuations in foreign currency rates in connection with these arrangements. Changes of 5% and 10% in the U.S. dollar/NIS exchange rate would have increased/decreased operating expenses by approximately 2.6% and 5%, respectively, during the year ended December 31, 2021.

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

Inflation-Related Risks

Inflation generally affects us by increasing our NIS-denominated expenses, including salaries and benefits, as well as facility rental costs and payment to local suppliers. We do not believe that inflation had a material effect on our business, financial condition or results of operations during the years ended December 31, 2021, 2020 and 2019.

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

We are an emerging growth company, as defined in Section 2(a) of the Securities Act, as implemented under the JOBS Act. As such, we are eligible to, and intend to, take advantage of certain exemptions and reduced reporting requirements under the JOBS Act. Subject to certain conditions, as an emerging growth company, we may rely on certain of these exemptions, including without limitation, (i) providing an auditor’s attestation report on our system of internal control over financial reporting pursuant to Section 404(b) of the Sarbanes-Oxley Act and (ii) complying with any requirement that may be adopted by the Public Company Accounting Oversight Board regarding mandatory audit firm rotation or a supplement to the auditor’s report providing additional information about the audit and the financial statements, known as the auditor discussion and analysis. We will remain an emerging growth company until the earlier to occur of (1) the last day of the fiscal year (a) following the fifth anniversary of the completion of our IPO, which took place in June 2020, (b) in which we have total annual gross revenues of at least $1.07 billion or (c) in which we are deemed to be a “large accelerated filer” under the rules of the SEC, which means the market value of our Ordinary Shares that is held by non-affiliates exceeds $700.0 million as of the prior June 30th, and (2) the date on which we have issued more than $1.0 billion in non-convertible debt during the prior three-year period.

B.	Liquidity and Capital Resources.

Sources of Liquidity

Since our inception, we have not generated any revenue and have incurred operating losses and negative cash flows from our operations. Prior to our IPO, we funded our operations primarily through the sale of equity securities and convertible debt. On June 30, 2020, we closed our IPO, whereby we sold 4,312,500 Ordinary Shares to the public (inclusive of 562,500 Ordinary Shares pursuant to the full exercise of an overallotment option granted to the underwriters). The aggregate net proceeds received by us from the IPO were $62.8 million, net of underwriting discounts and other offering costs. As of December 31, 2021, we had $32.2 million in cash, cash equivalents and short-term deposits.

We currently have no ongoing material financing commitments, such as lines of credit or guarantees that are expected to affect our liquidity over the next five years, other than our lease obligations. See note 6 of our consolidated financial statements beginning on page F-1 of this annual report on Form 20-F for a description of our commitment and contingencies liabilities.

In addition to the foregoing, based on our current assessment, we do not expect any material impact on our long-term liquidity due to the COVID-19 pandemic. However, we will continue to assess the effect of the pandemic to our operations.

Cash Flows

The following table provides information regarding our cash flows for the periods indicated:

	Year Ended December 31,
	2020	2021
	(in thousands)
Net cash used in operating activities	$(21,596)	$(32,386)
Net cash provided by (used in) investing activities	(40,768)	36,900
Net cash provided by financing activities	62,774	1,034
Net increase in cash, cash equivalents and restricted cash	$410	$5,548

Operating Activities

Net cash used in operating activities related primarily to our net losses adjusted for non-cash charges and measurements and changes in components of working capital. Adjustments to net loss for non-cash items mainly included depreciation, revaluation of convertible preferred share warrants and share-based compensation.

Net cash used in operating activities was $32.4 million for the year ended December 31, 2021, as compared to $21.6 million for the year ended December 31, 2020. This increase was primarily related to increased research and development costs and associated general and administrative expenses, as we continued SHIELD I and SHIELD II Phase 3 clinical trials in abdominal (soft tissue) surgery.

Investing Activities

Net cash provided by (used in) investing activities related primarily to the purchase and release of short-term and long-term deposits and the acquisition of laboratory equipment, office equipment and furniture and leasehold improvements.

Net cash provided by investing activities was $36.9 million for the year ended December 31, 2021, as compared to net cash used in investing activities of $40.8 million for the year ended December 31, 2020. This change in net cash used in investing activities primarily related to the release of short-term and long-term deposits, partially offset by purchases of laboratory equipment and leasehold improvements to our manufacturing facility.

Financing Activities

Net cash provided by financing activities was $1.0 million for the year ended December 31, 2021, as compared to $62.8 million for the year ended December 31, 2020. The decrease in net cash provided by financing activities is primarily related to the net proceeds from the IPO in 2020.

In July 2021, we entered into a Controlled Equity Offering Sales Agreement, or the Sales Agreement, with Cantor Fitzgerald & Co., or the Agent, pursuant to which we may offer and sell, from time to time, our Ordinary Shares, through the Agent in an at the market offering, or the ATM Offering, as defined in Rule 415(a)(4) promulgated under the Securities Act, for an aggregate offering price of up to $45.0 million. In that regard, we registered up to $200,000,000 of our Ordinary Shares on a Registration Statement on Form F-3 (File No. 333-257651), or the F-3. The $45,000,000 of our Ordinary Shares that may be offered, issued and sold under the Sales Agreement prospectus is included in the $200,000,000 of securities that may be offered, issued and sold by us under the F-3. Upon termination of the Sales Agreement, any portion of the $45,000,000 included in the Sales Agreement prospectus of the F-3 that is not sold pursuant to the Sales Agreement will be available for sale in other offerings pursuant to the F-3, and if no shares are sold under the Sales Agreement, the full $45,000,000 of securities may be sold in other offerings pursuant to the F-3. As of February 28, 2022, we have not sold any Ordinary Shares pursuant to the ATM Offering.

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

We expect that our existing cash and cash equivalents and short-term deposits will enable us to fund our operating expenses and capital expenditure requirements through the end of 2022. We anticipate that these funds, will be sufficient to complete and report results from our SHIELD I clinical trial. We anticipate that we will need to raise additional capital in order to complete the SHIELD II clinical trial, to resume enrolment in our Phase 3 trial of D-PLEX100 for the prevention of post-cardiac sternal (bone) SSIs, as well as continue to invest in the research and development of OncoPLEX and any other future product candidates. We anticipate that we will need to raise additional capital in order to commercialize D-PLEX100, if approved, in any indication. If we are unable to raise additional capital when desired, our business, operating results, and financial condition would be adversely affected, and there is substantial doubt about our ability to continue as a going concern. We have a shareholders’ equity of $36.0 million as of December 31, 2021, and negative operating cash flows in recent years. We expect to continue incurring losses and negative cash flows from operations until our products reach commercial profitability. Our plans to reduce the going concern risk include the continued commercialization of our products, maintaining cost efficiency and raising capital through the sale of additional equity securities, debt or capital inflows from strategic partnerships.

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

Until such time, if ever, as we can generate substantial product revenues, we expect to finance our cash needs through a combination of equity offerings, including pursuant to the ATM Offering, debt financings, grants, collaborations, strategic alliances and licensing arrangements. If we are unable to raise additional funds through equity or debt financings when needed, we may be required to delay, limit, reduce or terminate our product development or future commercialization efforts or grant rights to develop and market product candidates that we would otherwise prefer to develop and market ourselves.

5.C	Research and development, patents and licenses, etc.

During the past three years, we have focused our preclinical and clinical development efforts on our lead product candidate D-PLEX100 for the prevention of abdominal (soft tissue) SSIs after abdominal surgery and the prevention of sternal (bone) SSIs after cardiac surgery. We also continue to evaluate the development of D-PLEX100 for other types of surgeries. Our pipeline also includes an early-stage oncology program focused on the preclinical development of OncoPLEX, an intra-tumoral cancer therapy. We continuously evaluate additional product candidates for our clinical pipeline program that have been developed by us or that may be the subject of in-licenses from third parties or out- licenses to third parties. Our R&D team is comprised of 61 scientists, doctors and clinicians, who are based out of our corporate headquarters in Petach Tikva, Israel. For a description of the amounts that we have incurred over the last two years pursuant to our research and development programs, please see “Item 5. Operating and Financial Review and Prospects— A. Operating Results— Operating Expenses— Research and Development Expenses, net” and “Item 5. Operating and Financial Review and Prospects— A. Results of Operations — Comparison of the year ended December 31, 2020 and 2021 — Research and Development Expenses, net.”

Our patent estate includes patents and patent applications with claims directed to our PLEX technology platform, D-PLEX100 product candidate and claims for potential future product candidates. As of February 28, 2022, our patent estate included 139 issued patents, including utility and composition of matter patents and 21 pending patent applications for our product candidates and methods of treatment. For a description of our intellectual property, please see “Item 4. Information on the Company— B. Business Overview.”

5.D	Trend Information

To date, we have not generated any revenue from product sales and do not expect to generate any revenue from product sales for at least the next several years. From inception through December 31, 2021, we incurred $107.5 million in research and development expenses, net to advance the development of our clinical-stage product candidates, as well as other preclinical research and development programs. We expect our expenses to increase in connection with our ongoing activities, particularly as we continue to conduct clinical trials and seek marketing approval for our product candidates, and as we continue the research and development of our other existing and future product candidates. In addition, if we obtain marketing approval for any product candidates, we expect to incur significant commercialization expenses related to product sales, marketing, manufacturing and distribution to the extent that such sales, marketing, manufacturing and distribution are not the responsibility of potential collaborators.  For a description of additional factors that may affect our future performance, please see “Item 5. Operating and Financial Review and Prospects— B. Liquidity and Capital Resources— Current Outlook.”

The COVID-19 pandemic has impacted companies in Israel and around the world, and as its trajectory remains highly uncertain, we cannot predict the duration and severity of the pandemic. Further, we cannot predict impacts, trends and uncertainties involving the pandemic’s effects on our clinical development programs, economic activity, the size of our labor force, our third-party partners, our investments in marketable securities, and the extent to which our revenue, income, profitability, liquidity, or capital resources may be materially and adversely affected. See also “Item 3.D. – Risk Factors– Improvement in standard of care infection prevention and control measures being undertaken in hospitals globally as a result of the COVID-19 pandemic may have decreased the rate of surgical site infections, which may adversely impact the ability of our clinical trials to demonstrate an improvement over the standard of care and may ultimately reduce our commercial opportunity even if our trials are successful” and “Item 3.D. – Risk Factors– Our business and operations have been and are likely to further continue to be adversely affected by the evolving and ongoing COVID-19 global pandemic.”

5.E	Critical Accounting Estimates

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

Share-Based Compensation

We account for share-based compensation in accordance with ASC No. 718, “Compensation—Stock Compensation,” which requires companies to estimate the fair value of equity-based payment awards on the date of grant using the option-pricing model. We recognize compensation expenses for the value of our awards granted based on the straight-line attribution method over the requisite service period of each of the awards. We recognize forfeitures of awards as they occur.

We recognize compensation costs only for those shares expected to vest using the straight-line method over the requisite service period of the award, which is generally the option vesting term of three to four years. We recognize forfeitures of awards as they occur.

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

Key Assumptions

The Black-Scholes-Merton option-pricing model requires the input of highly subjective assumptions, including the fair value of the underlying ordinary shares, the expected volatility of the price of our ordinary shares, the expected term of the option, risk-free interest rates and the expected dividend yield of our ordinary shares. These estimates involve inherent uncertainties and the application of the management’s judgment. If such inputs change and different assumptions are used, our share-based compensation expenses could be materially different in the future. These assumptions are estimated as follows:

●	Fair Value of Ordinary Shares- Prior to the IPO, the fair value was determined by the Company’s board of directors, with input from management and valuation reports prepared by third-party valuation specialists. After the IPO, the fair value of each ordinary share was based on the closing price of the Company’s publicly traded ordinary shares as reported on the date of the grant.

●	Risk-Free Interest Rate- The risk-free rate for the expected term of the options is based on the Black-Scholes option-pricing model on the yields of U.S. Treasury securities with maturities appropriate for the expected term of employee share option awards.

●	Expected Term- The expected term represents the period that options are expected to be outstanding. For option grants that are considered to be “plain vanilla,” the Company determines the expected term using the simplified method. The simplified method deems the term to be the average of the time-to-vesting and the contractual life of the options.

●	Expected Volatility- As the Company has a short trading history for its ordinary shares, the expected volatility is derived from the average historical share volatilities of several unrelated public companies within the Company’s industry that the Company considers to be comparable to its own business over a period equivalent to the option’s expected term.

●	Expected Dividend Yield- The Company has never declared or paid any cash dividends and does not presently plan to pay cash dividends in the foreseeable future. As a result, an expected dividend yield of zero percent was used. If any of the assumptions used in the Black-Scholes-Merton model change significantly, the share-based compensation expenses in future awards may differ materially as compared with the current awards granted.

We incurred non-cash share-based compensation expense of $4.8 million, $4.6 million and $1.0 million during the years ended December 31, 2021, 2020 and 2019, respectively. We expect to continue to grant share option awards in the future, and to the extent that we do, our actual share-based compensation expenses recognized are likely to increase.

Accrued Research and Development Expenses

As part of the process of preparing our consolidated financial statements, we are required to estimate our accrued research and development expenses. This process involves reviewing purchase orders and open contracts, communicating with our personnel to identify services that have been performed on our behalf and estimating the level of service performed and the associated cost incurred for the services when we have not yet been invoiced or otherwise notified of the actual cost. The majority of our service providers invoice us monthly in arrears for services performed, on a pre-determined schedule or when contractual milestones are met; however, some require advance payments. We make estimates of our accrued expenses as of each balance sheet date in our consolidated financial statements based on facts and circumstances known to us at that time. We periodically confirm the accuracy of our estimates with the service providers and make adjustments if necessary. The significant estimates in our accrued research and development expenses include the following costs incurred for services in connection with research and development activities for which we have not yet been invoiced:

●	vendors in connection with clinical development activities;

●	CROs in connection with clinical trials; and

●	investigative sites in connection with clinical trials.

Although we do not expect our estimates to be materially different from amounts actually incurred, our understanding of the status and timing of services performed relative to the actual status and timing of services performed may vary and may result in reporting amounts that are too high or too low in any particular period. To date, there have not been any material adjustments to our prior estimates of accrued research and development expenses.

Warrants to Purchase Convertible Preferred Shares

Warrants to purchase our convertible preferred shares were classified as a liability on the balance sheet, and measured at fair value, as the underlying shares are contingently redeemable (upon a deemed liquidation event) and, therefore, may obligate us to transfer assets at some point in the future. The warrants are subject to re-measurement to fair value at each balance sheet date and any change in fair value is recognized as a component of financial income, net, in the statement of operations. On June 30, 2020, as a result of the IPO, the warrant liability to convertible preferred shares has been classified to Warrants to Ordinary Shares in equity. As of December 31, 2021, 200,596 E-1 Warrants and 17,925 consultants warrants are outstanding and may be converted into Ordinary Shares.

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

As of December 31, 2021, we have received royalty-bearing grants totaling $4.9 million. Pursuant to the terms of the grants, we are required to pay royalties to the IIA of 3.0% on revenues from sales of products developed financed in whole or in part by IIA, up to a limit of 100% of the grants received, plus annual interest calculated on the 12-month LIBOR rate as published on the first business day of each calendar year. Through December 31, 2021, no royalties have been paid or accrued.

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

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and Senior Management.

The following table sets forth information regarding our executive officers, key employees and directors as of the date of this annual report:

Name	Age	Position
Amir Weisberg	66	Chief Executive Officer and Director
Dikla Czaczkes Akselbrad	48	Executive Vice President and Chief Financial Officer
Noam Emanuel, Ph.D.	62	Chief Scientific Officer
Shaul Mukhtar, Ph.D.	66	Executive Vice President and Chief Operating Officer
Dalit Hazan	51	Senior Vice President, Research and Development and Regulatory Affairs
Ori Warshavsky	44	Chief Operating Officer - US
Non-Employee Directors
Jacob Harel	66	Chairman
Yechezkel Barenholtz, Ph.D.	80	Director
Nir Dror	45	Director
Chaim Hurvitz	61	Director
Itzhak Krinsky, Ph.D.	69	Director
Anat Tsour Segal	55	Director
Robert B. Stein, M.D., Ph.D.	71	Director

Amir Weisberg, Chief Executive Officer, Director

Mr. Amir Weisberg has served as our Chief Executive Officer and a director since October 2010. From 2007 to 2010, Mr. Weisberg served as the chief executive officer of Implant Protection Ltd. He has over 20 years of entrepreneurial experience, including as chief executive officer of several startup companies in the life science sphere. Mr. Weisberg will retire from the Chief Executive Officer position, effective on July 1, 2022.

Dikla Czaczkes Akselbrad, Executive Vice President, Chief Financial Officer

Ms. Dikla Czaczkes Akselbrad has served as our Executive Vice President and Chief Financial Officer since December 2016. Prior to that time, Ms. Czaczkes Akselbrad served as our Chief Strategy Officer from July 2014 to December 2016. Ms. Czaczkes Akselbrad has over 20 years of experience in capital markets, finance and business development. Ms. Czaczkes Akselbrad served as a chief financial officer of Compugen Ltd. (Nasdaq: CGEN) from February 2008 to May 2014. She holds a B.A. in accounting and economics and an M.B.A. in finance, both from Tel Aviv University, and is a certified public accountant in Israel. Our Board of Directors has appointed Ms. Czaczkes Akselbrad as our Chief Executive Officer, effective on July 1, 2022.

Noam Emanuel, Ph.D., Chief Scientific Officer

Dr. Noam Emanuel, Ph.D., our co- founder, served as our Chief Executive Officer from 2008 to 2010 and has served as our Chief Scientific Officer since April 2019. He previously served as a director from October 2008 to May 2020 and was our Chief Technology Officer from October 2010 to April 2019. Dr. Emanuel has over 25 years of experience in drug development, drug delivery and immunology, including with respect to local, systemic and trans-dermal drug delivery systems, as well as in imaging and diagnostics. He holds a Ph.D. in immunology and drug delivery from the Hebrew University of Jerusalem.

Shaul Mukhtar, Ph.D., Executive Vice President, Chief Operating Officer

Dr. Shaul Mukhtar, Ph.D. has served as our Executive Vice President and Chief Operating Officer since March 2019. He has served as a member of the Board of Directors of Univo Pharmaceuticals Ltd. since June 2019. Dr. Mukhtar also serves as a consultant with L.S.M. Consulting Services, a position he has held since February 2018, and as an affiliated partner with the GlobalClose Alliances Group, a position he has held since July 2018. Dr. Mukhtar previously worked at Teva Pharmaceuticals Industries Ltd., most recently as the Senior Vice President, Chief Operating Officer and Regional Research and Development Manager for Teva Japan and South Korea from 2013 to December 2017. Dr. Mukhtar holds a Ph.D. in pharmaceutical sciences from Hebrew University of Jerusalem, and an M.B.A. in international business administration from Tel Aviv University. Dr. Mukhtar will be retiring from the Company effective March 26, 2022, following two and a half years with PolyPid.

Dalit Hazan, Senior Vice President, Research and Development and Regulatory Affairs

Ms. Dalit Hazan has served as our Senior Vice President, Research and Development and Regulatory Affairs since June 2021, Vice President, Research and Development and Regulatory Affairs since April 2019, Vice President, Regulatory Affairs since March 2018 and Regulatory Affairs Director since April 2016. Prior to that time, Ms. Hazan was the head of Global Regulatory Affairs at Teva Pharmaceuticals Industries Ltd. From 2013 to April 2016 as well as Head of Regulatory Affairs department since 2007. She holds a B.S. in biology and a M.S. in physiology and pharmacology from the Sackler Faculty of Medicine at Tel Aviv University and an Executive MBA from Bar Ilan University.

Ori Warshavsky, Chief Operating Officer - US

Mr. Ori Warshavsky has served as our Chief Operating Officer - US since January 2022 and as Vice President of Marketing since October 2020. Prior to joining the Company, Mr. Warshavsky spent over 10 years at Teva Pharmaceuticals Industries Ltd. most recently as Senior Director of Oncology Marketing for the U.S. market from December 2017 to September 2020. Prior to that, he served as Head of Market Access for Teva Canada from June 2016 to December 2017 and as Chief of Staff to the Chief Executive Officer of Teva’s global generics business from June 2014 to June 2016. He holds a B.Sc. in Biotechnology Engineering from The Ben-Gurion University and an M.B.A from Duke University.

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

 Yechezkel Barenholtz, Ph.D., Director

Prof. Yechezkel Barenholtz, Ph.D. has served as a director since April 2008. Prof. Barenholtz currently serves as head of the Laboratory of Membrane and Liposome Research at the Department of Biochemistry of the Hadassah Medical School at the Hebrew University of Jerusalem, a position he has held since 1978. He has served as Chief Executive Officer and Chief Scientific Officer of Ayana Pharma Ltd. since 2018 and as a director of Aulos Bioscience since 2019. He is the co-inventor of Doxil, the first nano-delivery system approved by the FDA. He holds a B.S., M.S. and Ph.D. in biochemistry from the Hebrew University of Jerusalem.

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

Itzhak Krinsky, Ph.D., Director

Dr. Itzhak Krinsky, Ph.D. has served as a director since January 2019. Dr. Krinsky currently serves as a director and member of the audit committee of Globrands Ltd., Noramco Inc. and Woodstock Sterile Solutions, positions he has held since July 2018, September 2018 and April 2021, respectively. Dr. Krinsky previously worked at Teva Pharmaceuticals Industries Ltd. as the Chairman of Teva Japan, Chairman of Teva South Korea and Head of Business Development, Asia Pacific from October 2012 to April 2016. Dr. Krinsky served as a director of Kamada Ltd. from November 2017 to November 2019 and as a member of the nominating and corporate governance committee of Advanz Pharma Corp. (formerly known as Concordia Healthcare Corp) from May 2017 to September 2018. He holds a B.A. and M.A. in economics from Tel Aviv University and a Ph.D. in economics from McMaster University.

Anat Tsour Segal, Director

Ms. Anat Tsour Segal has served as a director since April 2008. From April 2003 to February 2016, she served as the founder, Chief Executive Officer and a director of Xenia Venture Capital, a venture capitalist (VC) technological incubator and investment firm. Xenia Venture Capital, our first seed investor, also seeded over 25 companies in the areas of pharma, medical devices and technology. From 2018 to 2021, Ms. Tsour Segal served as Chief Executive Officer of Capital Nature, a technological incubator and investment firm specializing in areas of sustainability and renewable energy. She holds a B.A. in economics and management, an M.B.A. in finance and an LL.B. from Tel Aviv University and she is a lecturer at the Adelson School of Entrepreneurship at Reichman University.

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

Arrangements for Election of Directors and Members of Management

Our board of directors consists of eight directors, each of whom will continue to serve pursuant to their appointment until the next annual general meeting of shareholders. We are not a party to, and are not aware of, any voting agreements among our shareholders.

B.	Compensation.

The following table presents in the aggregate all compensation we paid to all of our directors and senior management from January 1, 2021 through December 31, 2021. The table does not include any amounts we paid to reimburse any of such persons for costs incurred in providing us with services during this period.

All amounts reported in the tables below reflect our cost, in thousands of U.S. dollars. Amounts paid in NIS are translated into U.S. dollars at the rate of NIS 3.23 = U.S. $1.00, based on the average representative rate of exchange between the NIS and the U.S. dollar as reported by the Bank of Israel during such period of time.

	Salary and Related Benefits (2)	Bonus Payments, Benefits and Perquisites	Share-Based Compensation(3)
All directors and senior management as a group, consisting of 14 persons as of December 31, 2021(1)	$2,399,058	$268,000	$2,825,742

(1)	Includes Stanley Stern. Mr. Stern resigned from our board of directors on May 4, 2021.
(2)	Represents the directors and senior management’s gross salary plus payment of mandatory social benefits made by the company on behalf of such officer. Such benefits may include, to the extent applicable to the executive, payments, contributions and/or allocations for savings funds, education funds (referred to in Hebrew as “Keren Hishtalmut”), pension, severance, risk insurances (e.g., life or work disability insurance) and payments for social security.
(3)	Computed based on Black-Scholes-Merton model.

In accordance with the Israeli Companies Law, we are required to disclose the compensation granted to our five most highly compensated officers. The table below reflects the compensation granted during or with respect to the year ended December 31, 2021.

Executive Officer	Salary and Related Benefits	Bonus Payments, Benefits and Perquisites	Share-Based Compensation	Total

Amir Weisberg	$559,221	$67,000	$644,108	$1,270,329

Dikla Czaczkes Akselbrad	$381,881	$35,500	$430,866	$848,247

Noam Emanuel, Ph.D.	$352,891	$54,300	$678,533	$1,085,724

Dalit Hazan	$267,062	$13,500	$198,758	$479,320

Ori Warshavsky	$331,944	$82,500	$106,802	$521,246

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

In July 2019, we entered into a master service agreement with CTG Weld, a contract research organization, to conduct of a portion of a Phase 3 clinical trial of D-PLEX100 in Eastern Europe for a total cost of $13.2 million. Chaim Hurvitz, a director of our company, serves as a director for, and is a shareholder of, CTG Weld.

C.	Board Practices.

Board of Directors

Under our amended and restated articles of association, our board of directors must consist of at least five directors and not more than eleven directors. Our board of directors presently consists of eight members. We believe that Messrs. Harel, Dror and Hurvitz, Ms. Segal, Drs. Krinsky and Stein and Prof. Barenholtz are “independent” for purposes of the Nasdaq Stock Market rules. Under the Israeli Companies Law, our board of directors is responsible for setting our general policies and supervising the performance of management. Our board of directors may exercise all powers and may take all actions that are not specifically granted to our shareholders or to management. Our executive officers are responsible for our day-to-day management and have individual responsibilities established by our board of directors. Our Chief Executive Officer is appointed by, and serves at the discretion of, our board of directors, subject to the terms of the employment agreement that we have entered into with him. All other executive officers are also appointed by our board of directors, and are subject to the terms of any applicable employment agreements that we may enter into with them.

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

Director Independence

Although not required of foreign private issuers under Nasdaq Rules, we comply with the requirements thereunder applicable to domestic listed companies that a majority of the board of directors be deemed to be independent under such rules, as well as the independence requirements that are applicable to our audit committee and compensation, nominating and corporate governance committee if we were a domestic listed company, as described below. In light of this obligation, our board of directors has undertaken a review of the independence of our directors under current rules and regulations of the SEC and Nasdaq Rules and considered whether any of our directors has a material relationship with us that could compromise his or her ability to exercise independent judgment in carrying out his or her responsibilities. Based upon information requested from and provided by each director concerning such director’s background, employment and affiliations, including family relationships, our board of directors determined that Messrs. Harel, Dror and Hurvitz, Ms. Segal, Drs. Krinsky and Stein and Prof. Barenholtz, representing seven of our eight directors, are “independent directors” as defined under current rules and regulations of the SEC and Nasdaq Rules. In making these determinations, our board of directors considered the current and prior relationships that each non-employee director has with our company and all other facts and circumstances that our board of directors deemed relevant in determining their independence, including the beneficial ownership of our share capital by each non-employee director and the transactions involving them described in “Item 7. B. — Related Party Transactions.”

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

The members of our audit committee include Dr. Krinsky, Ms. Tsour Segal and Prof. Barenholtz. Dr. Krinsky serves as the chairman of our audit committee. All members of our audit committee meet the requirements for financial literacy under the applicable rules and regulations of the SEC and The Nasdaq Global Market. Our board of directors has determined that each of Dr. Krinsky and Ms. Segal is an audit committee financial expert as such term is defined by the SEC rules and has the requisite financial experience as defined by the Nasdaq Rules. Each of the members of our audit committee is “independent” as such term is defined in Rule 10A-3(b)(1) under the Exchange Act and satisfies the independent director requirements under the Nasdaq Rules.

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

Compensation, Nominating and Corporate Governance Committee and Compensation Policy

The composition of our compensation, nominating and corporate governance committee meets the requirements for and guidance under the Nasdaq Rules and current SEC rules and regulations applicable to domestic issuers. The members of this committee are Mr. Dror, Dr. Krinsky and Prof. Barenholtz, each of whom is independent in accordance with the Nasdaq rules. Mr. Dror serves as the chair of the committee.

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

Additional Committees

We also have two additional non-statutory committees: The Manufacturing Facility Committee is responsible for overseeing the Company’s efforts in selecting and establishing the future manufacturing facility of our products. The members of the committee are Mr. Hurvitz, Mr. Harel and Mr. Weisberg. Mr. Hurvitz serves as the chair of the committee. We also established a Research Committee, which assists, supervises and advises on the Company’s research activities. The members of the Committee are Prof. Barenholtz and Dr. Stein. Prof. Barenholtz serves as the chair of the committee.

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

On December 31, 2019, we had 53 full-time employees and 3 part-time employees. On December 31, 2020, we had 65 full-time employees and 4 part-time employees. On December 31, 2021, we had 75 full-time employees and 4 part-time employees.

As of February 28, 2022, we had five full-time senior management employees, including our Chief Executive Officer, Executive Vice President and Chief Financial Officer, Chief Scientific Officer, Executive Vice President and Chief Operating Officer, and Senior Vice President, Research and Development and Regulatory Affairs. In addition, we currently have 78 full-time employees, 3 part-time employees and 1 full-time service provider. 78 of our employees are located in Israel and 3 employees located in New Jersey, the United States. None of our employees are represented by labor unions or covered by collective bargaining agreements. We believe that we maintain good relations with all of our employees. However, in Israel, we are subject to certain Israeli labor laws, regulations and national labor court precedent rulings, as well as certain provisions of collective bargaining agreements applicable to us by virtue of extension orders issued in accordance with relevant labor laws by the Israeli Ministry of Economy and which apply such agreement provisions to our employees even though they are not part of a union that has signed a collective bargaining agreement.

Our Board of Directors has appointed Ms. Dikla Czaczkes Akselbrad, currently the Company’s Executive Vice President and Chief Financial Officer, as our Chief Executive Officer, effective July 1, 2022. Amir Weisberg, who currently serves as our Chief Executive Officer and a director, will direct a transition period with Ms. Czaczkes Akselbrad beginning on April 1, 2022, and will retire from the Chief Executive Officer position, a role in which he has served for over 11 years, effective on July 1, 2022.

Dr. Shaul Mukhtar, our Executive Vice President and Chief Operating Officer, will be retiring from the Company, effective March 26, 2022, following two and a half years with PolyPid.

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

See “Item 7.A. Major Shareholders” below.

Amended and Restated 2012 Share Option Plan

Our Amended and Restated 2012 Share Option Plan, or the 2012 Plan, was adopted by our board of directors on August 29, 2012 and amended on January 30, 2018. The 2012 Plan provides for the grant of options to our directors, employees, office holders, service providers and consultants. A total of 340,166 shares are reserved but unissued under our 2012 Plan as of the date of February 28, 2022. As of February 28, 2022, options to purchase 3,229,177 Ordinary Shares were issued and outstanding with an average exercise price of $ 6.20 per share, out of which options to purchase 2,059,506 Ordinary Shares were vested as of that date, with an average exercise price of $ 5.44 per share.

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

The following table sets forth information regarding beneficial ownership of our Ordinary Shares as of February 28, 2022 by:

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

	No. of Shares Beneficially Owned (1)	Percentage Owned (2)
Holders of more than 5% of our voting securities:
Aurum Ventures M.K.I. Ltd. (3)	1,741,152	9.3%
Shavit Capital Funds (4)	1,142,840	6.1%
Directors and executive officers:
Amir Weisberg (5)	587,160	3.1%
Dikla Czaczkes Akselbrad (6)	166,504	*
Noam Emanuel (7)	690,401	3.6%
Dalit Hazan (8)	35,209	*
Ori Warshavsky (9)	19,900	*
Shaul Mukhtar (10)	35,852	*
Yechezkel Barenholtz (11)	145,531	*
Nir Dror (12)	1,760,535	9.4%
Jacob Harel (13)	62,738	*
Chaim Hurvitz (14)	1,055,612	5.6%
Itzhak Krinsky (15)	51,888	*
Anat Tsour Segal (16)	41,228	*
Robert B. Stein (17)	22,858	*
All directors and executive officers as a group (13 persons)	4,675,416	24.7%

*	Under 1%

(1)	Beneficial ownership is determined in accordance with the rules of the SEC. Under these rules, a person is deemed to be a beneficial owner of a security if that person, even if not the record owner, has or shares the underlying benefits of ownership. These benefits include the power to direct the voting or the disposition of the securities or to receive the economic benefit of ownership of the securities. A person also is considered to be the “beneficial owner” of securities that the person has the right to acquire within 60 days by option or other agreement. Beneficial owners include persons who hold their securities through one or more trustees, brokers, agents, legal representatives or other intermediaries, or through companies in which they have a “controlling interest,” which means the direct or indirect power to direct the management and policies of the entity.

(2)	The percentages shown are based on 18,756,570 Ordinary Shares issued and outstanding as of February 28, 2022.

(3)	Cropwell Limited is the beneficial owner of the shares owned by Aurum Ventures M.K.I. Ltd. Cropwell Limited is owned in equal parts by Brock Nominees Limited and Tenby Nominees Limited, as nominees for Credit Suisse Trust as trustee of the MK Special Assets Trust, the sole beneficiary of which is The MK Trust, of which Morris Kahn is the sole beneficiary. The address of Aurum Ventures M.K.I. Ltd. is 16 Abba Hillel Silver Street, Aurec House, Ramat Gan, 52506 Israel.

(4)	The beneficial ownership is based on the latest available filing made with the SEC on Schedule 13G/A on February 10, 2022 and consists of 1,142,840 Ordinary Shares. Gabriel Capital Management Ltd. (“GCM”) is the management company to certain affiliated funds (collectively, the “Shavit Funds”). The Shavit Funds held in the aggregate 1,107,420 of the aforementioned Ordinary Shares. GCM may be deemed to beneficially own such securities held by the Shavit Funds. Gabriel Leibler is the sole shareholder of the sole shareholder of GCM. Decisions regarding the voting and disposition of securities held by the Shavit Funds are subject to approval by certain internal investment committees comprising three or more individuals, of which Mr. Leibler is a member. In addition, Mr. Leibler separately held (i) 25,000 Ordinary Shares and (ii) options to purchase 10,420 Ordinary Shares that are exercisable within 60 days. In addition, Mr. Leibler holds options to purchase 7,505 Ordinary Shares that are not exercisable within 60 days. Mr. Leibler’s options have an expiration date of June 4, 2030, and a weighted average exercise price of $6.62. The address of Mr. Leibler is 4a Gidon Street, Jerusalem 9350604 Israel.

(5)	Consists of (i) 146,464 Ordinary Shares and (ii) 440,696 Ordinary Shares issuable upon exercise of outstanding options that are exercisable within 60 days. In addition, Mr. Weisberg holds options to purchase 12,906 Ordinary Shares that are not exercisable within 60 days. Mr. Weisberg’s options have expiration dates ranging from March 19, 2023 to June 18, 2030, and a weighted average exercise price of $5.65.

(6)	Consists of 166,504 Ordinary Shares issuable upon exercise of outstanding options that are exercisable within 60 days. In addition, Ms. Czaczkes Akselbrad holds options to purchase 62,790 Ordinary Shares that are not exercisable within 60 days. Ms. Czaczkes Akselbrad’s options have expiration dates ranging from July 10, 2024 to August 9, 2031, and a weighted average exercise price of $6.11.

(7)	Consists of (i) 203,150 Ordinary Shares and (ii) 487,251 Ordinary Shares issuable upon exercise of outstanding options that are exercisable within 60 days. In addition, Mr. Emanuel holds options to purchase 69,578 Ordinary Shares that are not exercisable within 60 days. Mr. Emanuel’s options have expiration dates ranging from March 19, 2023 to August 9, 2031, and a weighted average exercise price of $5.49.

(8)	Consists of 35,209 Ordinary Shares issuable upon exercise of outstanding options that are exercisable within 60 days. In addition, Ms. Hazan holds options to purchase 66,647 Ordinary Shares that are not exercisable within 60 days. Ms. Hazan’s options have expiration dates ranging from April 5, 2026 to August 9, 2031, and a weighted average exercise price of $7.08.

(9)	Consists of 19,900 Ordinary Shares issuable upon exercise of outstanding options that are exercisable within 60 days. In addition, Ms. Warshavsky holds options to purchase 43,920 Ordinary Shares that are not exercisable within 60 days. Ms. Warshavsky’s options have expiration dates ranging from November 9, 2020 to August 9, 2031, and a weighted average exercise price of $9.95.

(10)	Consists of 35,852 Ordinary Shares issuable upon exercise of outstanding options that are exercisable within 60 days. In addition, Mr. Mukhtar holds options to purchase 46,884 Ordinary Shares that are not exercisable within 60 days. Mr. Mukhtar’s options have expiration dates ranging from March 19, 2029 to August 9, 2031, and a weighted average exercise price of $7.54.

(11)	Consists of (i) 82,793 Ordinary Shares and (ii) 62,738 Ordinary Shares issuable upon exercise of outstanding options that are exercisable within 60 days. Prof. Barenholtz’s options have an expiration date of March 19, 2023 to April 13, 2031, and a weighted average exercise price of $1.56.

(12)	Consists of beneficial ownership of the shares set forth in note (3) above by Aurum Ventures M.K.I. Ltd. In addition, Mr. Dror holds options to purchase 19,383 Ordinary Shares issuable upon exercise of outstanding options that are exercisable within 60 days. Mr. Dror holds options to purchase 7,505 Ordinary Shares that are not exercisable within 60 days. Mr. Dror’s options have an expiration date of June 18, 2030 to April 13, 2031, and a weighted average exercise price of $7.60.

(13)	Consists of 62,738 Ordinary Shares issuable upon exercise of outstanding options that are exercisable within 60 days. Mr. Jacob’s options have an expiration date of August 7, 2029 to April 13, 2031, and a weighted average exercise price of $8.24.

(14)	Consists of (i) 873,455 Ordinary Shares held by Shirat Hachaim Ltd. and (ii) 182,157 Ordinary Shares issuable upon exercise of outstanding options that are exercisable within 60 days. In addition, Ms. Hurvitz holds options to purchase 10,188 Ordinary Shares that are not exercisable within 60 days. Ms. Hurvitz’s options have an expiration date of June 1, 2027 to April 13, 2031, and a weighted average exercise price of $4.35. Chaim Hurvitz is the beneficial owner of Shirat Hachaim Ltd. The address of Shirat Hachaim Ltd. is 31 Yavne Street, Tel Aviv, Israel 65792.

(15)	Consists of (i) 25,000 Ordinary Shares and (ii) 26,888 Ordinary Shares issuable upon exercise of outstanding options that are exercisable within 60 days. Mr. Krinsky’s options have an expiration date of August 7, 2029 to April 13, 2031, and a weighted average exercise price of $8.96.

(16)	Consists of 41,228 Ordinary Shares issuable upon exercise of outstanding options that are exercisable within 60 days. Ms. Tsour Segal’s options have expiration dates ranging from June 1, 2027 to April 13, 2031, and a weighted average exercise price of $6.85.

(17)	Consists of 22,858 Ordinary Shares issuable upon exercise of outstanding options that are exercisable within 60 days. In addition, options to purchase 10,005 Ordinary Shares that are not exercisable within 60 days. Mr. Stein’s options have an expiration date of June 18, 2030 to April 13, 2031, and a weighted average exercise price of $7.42.

Changes in Ownership of Major Shareholders

Over the course of 2021, there were no material increases or decrease in the percentage ownership of our major shareholders.

Over the course of 2020, there were no material increases in the percentage ownership of our major shareholders. On the other hand, there were decreases in the percentage ownership of entities affiliated with (i) Aurum Ventures M.K.I. Ltd (from 15.8% to 10.8%) and (ii) Shavit Capital Funds (from 12.5% to 6.9%), which was due to the dilution of their ownership as a result of the IPO.

Over the course of 2019, there were no material increases in the percentage ownership of our major shareholders. On the other hand, there were decreases in the percentage ownership of entities affiliated with (i) Aurum Ventures M.K.I. Ltd (from 20.3% to 15.8%), (ii) Shavit Capital Funds (from 15.4% to 12.5%), (iii) Chaim Hurvitz (from 8.7% to 6.8%) and (iv) Noam Emanuel (from 5.3% to 4.1%), which was due to the dilution of their ownership as a result of a private placement of our preferred shares, which were converted to our Ordinary Shares after our IPO.

Record Holders

As of February 22, 2022, there were a total of 86 holders of record of our shares, of which 79 record holders had registered addresses in the United States. This number is not representative of the number of beneficial holders of our shares nor is it representative of where such beneficial holders reside, since many of these shares were held of record by brokers or other nominees.

We are not controlled by another corporation, by any foreign government or by any natural or legal persons except as set forth herein, and there are no arrangements known to us which would result in a change in control of us at a subsequent date.

B.	Related Party Transactions.

See “Item 6.B. Compensation” for compensation to our directors and officers.

Agreement with CTG Weld

In July 2019, we entered into a master service agreement with CTG Weld, a contract research organization, to conduct of a portion of a Phase 3 clinical trial of D-PLEX100 in Eastern Europe for a total cost of $13.2 million. During 2021, we incurred $3.7 million of expenses for the services rendered by CTG Weld. Chaim Hurvitz, a director of our company, serves as a director for, and is a shareholder of, CTG Weld.

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

The following is a summary of each material contract, other than material contracts entered into in the ordinary course of business, to which we are or have been a party, for the two years immediately preceding the date of this annual report on Form 20-F:

●	Sales Agreement, dated July 2, 2021, by and between PolyPid Ltd. and Cantor Fitzgerald & Co., filed as Exhibit 10.1 to form F-3 (File No. 333-257651) filed on July 2, 2021. See Item 5.B “Liquidity and Capital Resources —Cash Flows — Financing Activities” for more information about this document.

●	Form of Officer Indemnity and Exculpation Agreement, filed as Exhibit 10.1 to Form F-1 (File No. 333-238978) filed on June 22, 2020. See Item 6. C. “Board Practices — Exculpation, Insurance and Indemnification of Directors and Officers” for more information about this document.

●	Compensation Policy, filed as Exhibit 99.1 to Form 6-K (File No. 001-38428) filed on April 13, 2021, and incorporated herein by reference. See Item 6. C. “Board Practices — Compensation, Nominating and Corporate Governance Committee and Compensation Policy” for more information about this document.

D.	Exchange Controls.

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

General Corporate Tax Structure in Israel

In 2022, Israeli resident companies like us are generally subject to corporate tax at the rate of 23.0%.

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

As of January 1, 2017, an additional income tax at a rate of 3.0% is imposed on high earners whose annual taxable income or gain exceeds certain thresholds (NIS 647,640 as of January 1, 2020).

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

Capital Gains Taxes Applicable to Israeli Resident Shareholders

The income tax rate applicable to Real Capital Gain, which is the excess of the total capital gain over inflationary surplus computed generally on the basis of the increase in the Israeli consumer price index between the date of purchase and the date of disposal, derived by an Israeli individual from the sale of shares which had been purchased after January 1, 2012, whether listed on a stock exchange or not, is 25.0%. However, if such shareholder is considered a “Substantial Shareholder” (as defined above) at the time of sale or at any time during the preceding 12-month period, such gain will be taxed at the rate of 30.0%. As of January 1, 2017, an additional income tax at a rate of 3% will be imposed on high earners whose annual taxable income or gain exceeds certain thresholds (NIS 647,640).

Moreover, capital gains derived by a shareholder who is a dealer or trader in securities, or to whom such income is otherwise taxable as ordinary business income, are taxed in Israel at ordinary income rates (currently, up to 47.0% +3% for individuals and as of January 1, 2022, the corporate tax rate is 23.0%.

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

Notwithstanding the foregoing, a dividend paid by the Company arising from the profits of a preferred enterprise and / or a preferred technological enterprise entitled to tax benefits under the Capital Investment Encouragement Law shall generally be taxable at 20% for individuals, including non-residents subject to double taxation treaties.

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

Material U.S. Federal Income Tax Considerations to U.S. Holders

The following discussion describes the material U.S. federal income tax considerations relating to the ownership and disposition of our Ordinary Shares by U.S. Holders (as defined below). This discussion applies to U.S. Holders that hold such Ordinary Shares as capital assets within the meaning of Section 1221 of the U.S. Internal Revenue Code of 1986, as amended, or the Code. This discussion is based on the Code, U.S. Treasury regulations promulgated thereunder and administrative and judicial interpretations thereof, all as in effect on the date hereof and all of which are subject to change, possibly with retroactive effect. This discussion does not address all of the U.S. federal income tax consequences that may be relevant to specific U.S. Holders in light of their particular circumstances or to U.S. Holders subject to special treatment under U.S. federal income tax law (such as certain financial institutions, insurance companies, broker-dealers and traders in securities or other persons that generally mark their securities to market for U.S. federal income tax purposes, tax-exempt entities, retirement plans, regulated investment companies, real estate investment trusts, certain former citizens or residents of the United States, persons who hold Ordinary Shares as part of a “straddle”, “hedge”, “conversion transaction”, “synthetic security” or integrated investment, persons who received their Ordinary Shares as compensatory payments, persons that have a “functional currency” other than the U.S. dollar, persons that own directly, indirectly or through attribution 10% or more of our shares by vote or value, persons subject to special tax accounting rules as a result of any item of gross income with respect to the shares being taken into account in an applicable financial statement, corporations that accumulate earnings to avoid U.S. federal income tax, partnerships and other pass-through entities, and investors in such pass-through entities). This discussion does not address any U.S. state or local or non-U.S. tax consequences or any U.S. federal estate, gift or alternative minimum tax or Medicare tax consequences.

As used in this discussion, the term “U.S. Holder” means a beneficial owner of Ordinary Shares that is, for U.S. federal income tax purposes, (1) an individual who is a citizen or resident of the United States, (2) a corporation (or entity treated as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States, any state thereof, or the District of Columbia, (3) an estate the income of which is subject to U.S. federal income tax regardless of its source or (4) a trust (x) with respect to which a court within the United States is able to exercise primary supervision over its administration and one or more United States persons have the authority to control all of its substantial decisions or (y) that has elected under applicable U.S. Treasury regulations to be treated as a domestic trust for U.S. federal income tax purposes.

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

Passive Foreign Investment Company Consequences

In general, a corporation organized outside the United States will be treated as PFIC for any taxable year in which either (1) at least 75% of its gross income is “passive income”, the PFIC income test, or (2) on average at least 50% of its assets, determined on a quarterly basis, are assets that produce passive income or are held for the production of passive income, the PFIC asset test. Passive income for this purpose generally includes, among other things, dividends, interest, royalties, rents, and gains from the sale or exchange of property that gives rise to passive income. Assets that produce or are held for the production of passive income generally include cash, even if held as working capital or raised in a public offering, marketable securities, and other assets that may produce passive income. Generally, in determining whether a non-U.S. corporation is a PFIC, a proportionate share of the income and assets of each corporation in which it owns, directly or indirectly, at least a 25% interest (by value) is taken into account.

Our status as a PFIC will depend on the nature and composition of our income and the nature, composition and value of our assets (which, assuming we are not a CFC under Section 957(a) of the Code for the year being tested, may be determined based on the fair market value of each asset, with the value of goodwill and going concern value being determined in large part by reference to the market value of our Ordinary Shares, which may be volatile). Based upon the estimated value of our assets, including any goodwill, and the nature and estimated composition of our income and assets, we may be classified as a PFIC for the taxable year ended December 31, 2021 and in future taxable years In particular, so long as we do not generate revenue from operations for any taxable year and do not receive any research and development grants, or even if we receive a research and development grant, if such grant does not constitute gross income for U.S. federal income tax purposes, we likely will be classified as a PFIC for such taxable year. Even if we determine that we are not a PFIC for a taxable year, there can be no assurance that the IRS will agree with our conclusion and that the IRS would not successfully challenge our position. Our status as a PFIC is a fact-intensive determination made on an annual basis after the end of each taxable year. Accordingly, our U.S. counsel expresses no opinion with respect to our PFIC status for our taxable year ended December 31, 2021 and also expresses no opinion with regard to our expectations regarding our PFIC status in the future.

If we are a PFIC in any taxable year during which a U.S. Holder owns Ordinary Shares, the U.S. Holder could be liable for additional taxes and interest charges under the “PFIC excess distribution regime” upon (1) a distribution paid during a taxable year that is greater than 125% of the average annual distributions paid in the three preceding taxable years, or, if shorter, the U.S. Holder’s holding period for the Ordinary Shares, and (2) any gain recognized on a sale, exchange or other disposition, including a pledge, of the Ordinary Shares, whether or not we continue to be a PFIC. Under the PFIC excess distribution regime, the tax on such distribution or gain would be determined by allocating the distribution or gain ratably over the U.S. Holder’s holding period for Ordinary Shares. The amount allocated to the current taxable year (i.e., the year in which the distribution occurs or the gain is recognized) and any year prior to the first taxable year in which we are a PFIC will be taxed as ordinary income earned in the current taxable year. The amount allocated to other taxable years will be taxed at the highest marginal rates in effect for individuals or corporations, as applicable, to ordinary income for each such taxable year, and an interest charge, generally applicable to underpayments of tax, will be added to the tax.

If we are a PFIC for any year during which a U.S. Holder holds Ordinary Shares, we must generally continue to be treated as a PFIC by that holder for all succeeding years during which the U.S. Holder holds the Ordinary Shares, unless we cease to meet the requirements for PFIC status and the U.S. Holder makes a “deemed sale” election with respect to the Ordinary Shares. If the election is made, the U.S. Holder will be deemed to sell the Ordinary Shares it holds at their fair market value on the last day of the last taxable year in which we qualified as a PFIC, and any gain recognized from such deemed sale would be taxed under the PFIC excess distribution regime. After the deemed sale election, the U.S. Holder’s Ordinary Shares would not be treated as shares of a PFIC unless we subsequently become a PFIC.

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

If we are a PFIC, a U.S. Holder will not be subject to tax under the PFIC excess distribution regime on distributions or gain recognized on Ordinary Shares if such U.S. Holder makes a valid “mark-to-market” election for our Ordinary Shares. A mark-to-market election is available to a U.S. Holder only for “marketable stock.” Our Ordinary Shares will be marketable stock as long as they remain listed on the Nasdaq Global Market and are regularly traded, other than in de minimis quantities, on at least 15 days during each calendar quarter. If a mark-to-market election is in effect, a U.S. Holder generally would take into account, as ordinary income for each taxable year of the U.S. holder, the excess of the fair market value of Ordinary Shares held at the end of such taxable year over the adjusted tax basis of such Ordinary Shares. The U.S. Holder would also take into account, as an ordinary loss each year, the excess of the adjusted tax basis of such Ordinary Shares over their fair market value at the end of the taxable year, but only to the extent of the excess of amounts previously included in income over ordinary losses deducted as a result of the mark-to-market election. The U.S. Holder’s tax basis in Ordinary Shares would be adjusted to reflect any income or loss recognized as a result of the mark-to-market election. Any gain from a sale, exchange or other disposition of Ordinary Shares in any taxable year in which we are a PFIC would be treated as ordinary income and any loss from such sale, exchange or other disposition would be treated first as ordinary loss (to the extent of any net mark-to-market gains previously included in income) and thereafter as capital loss.

A mark-to-market election will not apply to Ordinary Shares for any taxable year during which we are not a PFIC, but will remain in effect with respect to any subsequent taxable year in which we become a PFIC. Such election will not apply to any non-U.S. subsidiaries that we may organize or acquire in the future. Accordingly, a U.S. Holder may continue to be subject to tax under the PFIC excess distribution regime with respect to any lower-tier PFICs that we may organize or acquire in the future notwithstanding the U.S. Holder’s mark-to-market election for the Ordinary Shares.

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

Distributions

We do not anticipate declaring or paying dividends to holders of our ordinary stock in the foreseeable future. However, if we make a distribution contrary to the expectation, subject to the discussion above under “—Passive Foreign Investment Company Consequences,” a U.S. Holder that receives a distribution with respect to Ordinary Shares generally will be required to include the gross amount of such distribution in gross income as a dividend when actually or constructively received to the extent of the U.S. Holder’s pro rata share of our current and/or accumulated earnings and profits (as determined under U.S. federal income tax principles). To the extent a distribution received by a U.S. Holder is not a dividend because it exceeds the U.S. Holder’s pro rata share of our current and accumulated earnings and profits, it will be treated first as a tax-free return of capital and reduce (but not below zero) the adjusted tax basis of the U.S. Holder’s Ordinary Shares. To the extent the distribution exceeds the adjusted tax basis of the U.S. Holder’s Ordinary Shares, the remainder will be taxed as capital gain. Because we may not account for our earnings and profits in accordance with U.S. federal income tax principles, U.S. Holders should expect all distributions to be reported to them as dividends.

Distributions on Ordinary Shares that are treated as dividends generally will constitute income from sources outside the United States for foreign tax credit purposes and generally will constitute passive category income. Subject to certain complex conditions and limitations, Israeli taxes withheld on any distributions on Ordinary Shares may be eligible for credit against a U.S. Holder’s federal income tax liability. The rules relating to the determination of the U.S. foreign tax credit are complex, and U.S. Holders should consult their tax advisors regarding the availability of a foreign tax credit in their particular circumstances and the possibility of claiming an itemized deduction (in lieu of the foreign tax credit) for any foreign taxes paid or withheld.

Dividends paid by a “qualified foreign corporation” are eligible for taxation to non-corporate U.S. holders at a reduced capital gains rate rather than the marginal tax rates generally applicable to ordinary income provided that certain requirements are met. Each U.S. Holder is advised to consult its tax advisors regarding the availability of the reduced tax rate on dividends with regard to its particular circumstances. Each U.S. Holder is advised to consult its tax advisors regarding the availability of the reduced tax rate on dividends with regard to its particular circumstances. Distributions on Ordinary Shares that are treated as dividends generally will not be eligible for the “dividends received” deduction generally allowed to corporate shareholders with respect to dividends received from U.S. corporations.

A non-United States corporation (other than a corporation that is classified as a PFIC for the taxable year in which the dividend is paid or the preceding taxable year) generally will be considered to be a qualified foreign corporation (a) if it is eligible for the benefits of a comprehensive tax treaty with the United States which the Secretary of Treasury of the United States determines is satisfactory for purposes of this provision and which includes an exchange of information provision, or (b) with respect to any dividend it pays on Ordinary Shares that are readily tradable on an established securities market in the United States. We believe that we qualify as a resident of Israel for purposes of, and are eligible for the benefits of, the U.S.-Israel Treaty, although there can be no assurance in this regard. Further, the IRS has determined that the U.S.-Israel Treaty is satisfactory for purposes of the qualified dividend rules and that it includes an exchange of information provision. Our Ordinary Shares will also generally be considered to be readily tradable on an established securities market in the United States if they are listed on The Nasdaq Global Market, as we intend the Ordinary Shares to be. Therefore, subject to the discussion above under “—Passive Foreign Investment Company Consequences,” if the U.S.-Israel Treaty is applicable, or if our Ordinary Shares are readily tradable on an established securities market in the United States, such dividends will generally be “qualified dividend income” in the hands of individual U.S. Holders, provided that certain conditions are met, including holding period and the absence of certain risk reduction transaction requirements. Each U.S. Holder is advised to consult its tax advisors regarding the availability of the reduced tax rate on dividends with regard to its particular circumstances.

Sale, Exchange or Other Disposition of Ordinary Shares

Subject to the discussion above under “—Passive Foreign Investment Company Consequences,” a U.S. Holder generally will recognize capital gain or loss for U.S. federal income tax purposes upon the sale, exchange or other disposition of Ordinary Shares in an amount equal to the difference, if any, between the amount realized (i.e., the amount of cash plus the fair market value of any property received) on the sale, exchange or other disposition and such U.S. Holder’s adjusted tax basis in the Ordinary Shares. Such capital gain or loss generally will be long-term capital gain taxable at a reduced rate for non-corporate U.S. Holders or long-term capital loss if, on the date of sale, exchange or other disposition, the Ordinary Shares were held by the U.S. Holder for more than one year. Any capital gain of a non-corporate U.S. Holder that is not long-term capital gain is taxed at ordinary income rates. The deductibility of capital losses is subject to limitations. Any gain or loss recognized from the sale or other disposition of Ordinary Shares will generally be gain or loss from sources within the United States for U.S. foreign tax credit purposes.

Information Reporting and Backup Withholding

U.S. Holders may be required to file certain U.S. information reporting returns with the IRS with respect to an investment in Ordinary Shares, including, among others, IRS Form 8938 (Statement of Specified Foreign Financial Assets). As described above under “Passive Foreign Investment Company Consequences”, each U.S. Holder who is a shareholder of a PFIC must file an annual report containing certain information. U.S. Holders paying more than US$100,000 for Ordinary Shares may be required to file IRS Form 926 (Return by a U.S. Transferor of Property to a Foreign Corporation) reporting this payment. Substantial penalties may be imposed upon a U.S. Holder that fails to comply with the required information reporting.

Dividends on and proceeds from the sale or other disposition of Ordinary Shares may be reported to the IRS unless the U.S. Holder establishes a basis for exemption. Backup withholding may apply to amounts subject to reporting if the holder (1) fails to provide an accurate United States taxpayer identification number or otherwise establish a basis for exemption (usually on IRS Form W-9), or (2) is described in certain other categories of persons. However, U.S. Holders that are corporations generally are excluded from these information reporting and backup withholding tax rules. Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules generally will be allowed as a refund or a credit against a U.S. Holder’s U.S. federal income tax liability if the required information is furnished by the U.S. Holder on a timely basis to the IRS.

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

Foreign Currency Exchange Risk

We operate primarily in Israel, and approximately 52% of our expenses are denominated in NIS. We are therefore exposed to market risk, which represents the risk of loss that may impact our financial position due to adverse changes in financial market prices and rates. We are subject to fluctuations in foreign currency rates in connection with these arrangements. Changes of 5% and 10% in the U.S. dollar/NIS exchange rate would have increased/decreased operating expenses by approximately 2.6% and 5%, respectively, in 2021.

We currently partially hedge our foreign currency exchange rate risk to decrease the risk of financial exposure from fluctuations in the exchange rates of our principal operating currencies. These measures, however, may not adequately protect us from the material adverse effects of such fluctuations.

ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

A.	Debt Securities.

Not applicable.

B.	Warrants and rights.

Not applicable.

C.	Other Securities.

Not applicable.

D.	American Depositary Shares.

Not applicable.

PART II

ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Not applicable.

ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

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

Our management, with the participation of our Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of our disclosure controls and procedures (as such term is defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) as of December 31, 2021, or the Evaluation Date. Based on such evaluation, those officers have concluded that, as of the Evaluation Date, our disclosure controls and procedures are effective in recording, processing, summarizing and reporting, on a timely basis, information required to be included in periodic filings under the Exchange Act and that such information is accumulated and communicated to management, including our principal executive and financial officers, as appropriate to allow timely decisions regarding required disclosure.

(b) Management’s Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Rule 13a-15(f) under the Exchange Act. Under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting based principally on the framework and criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission as of the end of the period covered by this report. Based on that evaluation, our management has concluded that our internal control over financial reporting was effective as of December 31, 2021 at providing reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.

(c) Attestation Report of the Registered Public Accounting Firm

This annual report does not include an attestation report of our independent registered public accounting firm regarding internal control over financial reporting due to an exemption for emerging growth companies provided in the JOBS Act.

(d) Changes in Internal Control over Financial Reporting

During the year ended December 31, 2021, there were no changes in our internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

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

Kost, Forer, Gabbay & Kasierer, Certified Public Accountants (Israel), an independent registered public accounting firm and a member firm of Ernst & Young Global, has served as our principal independent registered public accounting firm for each of the two years ended December 31, 2020 and 2021.

The following table provides information regarding fees paid by us to Kost, Forer, Gabbay & Kasierer and/or other member firms of Ernst & Young Global for all services, including audit services, for the years ended December 31, 2020 and 2021:

	Year Ended December 31,
	2020	2021

Audit fees (1)	$228,000	$240,000
Audit-related fees (2)	260,000	24,000
Tax fees (3)	9,135	21,251
All other fees	-	-

Total	$497,135	$285,251

(1)	Includes professional services rendered in connection with the audit of our annual financial statements, review of our interim financial statements and tax returns.
(2)	Includes professional services rendered in connection with the fees relating to the IPO in 2020 and the preparation the Company’s registration statement on Form F-3 in 2021.
(3)	Includes professional services rendered for tax compliance and tax advice other than in connection with the audit.

Pre-Approval of Auditors’ Compensation

Pursuant to the regulations promulgated under the Israeli Companies Law, pre-approval of audit fees is only mandatory for a public company. In addition, under our audit committee charter our audit committee is responsible for, among other things, pre-approving audit and non-audit services provided to us by the independent registered public accounting firm. Subject to the board of directors’ and shareholders’ approval, if and to the extent required by applicable law, the audit committee shall have the authority to approve all audit engagement fees and terms and all non-audit engagements, as may be permissible, with the independent registered public accounting firm. All the fees set forth above were pre-approved by the audit committee.

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

ITEM 16H.	MINE SAFETY DISCLOSURE

Not applicable.

ITEM 16I.	DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

PART III

ITEM 17.	FINANCIAL STATEMENTS

We have elected to provide financial statements and related information pursuant to Item 18.

ITEM 18.	FINANCIAL STATEMENTS

The consolidated financial statements and the related notes required by this Item are included in this annual report on Form 20-F beginning on page F-1.

ITEM 19.	EXHIBITS.

Exhibit	Description

1.1	Articles of Association of PolyPid Ltd., filed as Exhibit 3.1 to Form 6-K (File No. 001-38428) filed on July 1, 2020, and incorporated herein by reference.

2.1	Form of Warrant to purchase Series E-1 Preferred Shares, filed as Exhibit 4.2 to form F-1 (File No. 333-238978) filed on June 5, 2020, and incorporated herein by reference.

2.2	Description of Securities (filed herewith).

4.1	Form of Officer Indemnity and Exculpation Agreement, filed as Exhibit 10.1 to Form F-1 (File No. 333-238978) filed on June 22, 2020, and incorporated herein by reference.

4.2	Compensation Policy, filed as Exhibit 99.1 to Form 6-K (File No. 001-38428) filed on April 13, 2021, and incorporated herein by reference.

4.3	Amended and Restated PolyPid Ltd. 2012 Share Option Plan, filed as Exhibit 10.2 to form F-1 (File No. 333-238978) filed on June 5, 2020, and incorporated herein by reference.

4.4	Lease Agreement, dated March 27, 2014, by and between PolyPid Ltd. and Ogen Yielding Real Estate Ltd. (unofficial English translation from Hebrew original), filed as Exhibit 10.4 as Exhibit 10.4 to Form F-1 (File No. 333-238978) filed on June 22, 2020, and incorporated herein by reference.

4.5	Addendum to Lease Agreement, dated July 1, 2014, by and between PolyPid Ltd. and Ogen Yielding Real Estate Ltd. (unofficial English translation from Hebrew original), filed as Exhibit 10.4.1 to Form F-1 (File No. 333-238978) filed on June 22, 2020, and incorporated herein by reference.

4.6	Second Addendum to Lease Agreement, dated July 23, 2017, by and between PolyPid Ltd. and Ogen Yielding Real Estate Ltd. (unofficial English translation from Hebrew original), filed as Exhibit 10.4.2 to Form F-1 (File No. 333-238978) filed on June 22, 2020, and incorporated herein by reference.

4.7	Third Addendum to Lease Agreement, dated November 28, 2017, by and between PolyPid Ltd. and Ogen Yielding Real Estate Ltd. (unofficial English translation from Hebrew original), filed as Exhibit 10.4.3 to Form F-1 (File No. 333-238978) filed on June 22, 2020, and incorporated herein by reference.

4.8	Fourth Addendum to Lease Agreement, dated January 22, 2018, by and between PolyPid Ltd. and Ogen Yielding Real Estate Ltd. (unofficial English translation from Hebrew original), filed as Exhibit 10.4.4 to Form F-1 (File No. 333-238978) filed on June 22, 2020, and incorporated herein by reference.

4.9	Fifth Addendum to Lease Agreement, dated November 4, 2018, by and between PolyPid Ltd. and Ogen Yielding Real Estate Ltd. (unofficial English translation from Hebrew original), filed as Exhibit 10.4.5 to Form F-1 (File No. 333-238978) filed on June 22, 2020, and incorporated herein by reference.

4.10	Sixth Addendum to Lease Agreement, dated December 15, 2019, by and between PolyPid Ltd. and Ogen Yielding Real Estate Ltd. (unofficial English translation from Hebrew original), filed as Exhibit 10.4.6 to Form F-1 (File No. 333-238978) filed on June 22, 2020, and incorporated herein by reference.

4.11	Seventh Addendum to Lease Agreement, dated April 11, 2021 by and between PolyPid Ltd. and Ogen Yielding Real Estate Ltd. (unofficial English translation from Hebrew original).

4.12	Eighth Addendum to Lease Agreement, dated August 9, 2021, by and between PolyPid Ltd. and Ogen Yielding Real Estate Ltd. (unofficial English translation from Hebrew original).

4.13	Ninth Addendum to Lease Agreement, dated October 26, 2021, by and between PolyPid Ltd. and Ogen Yielding Real Estate Ltd. (unofficial English translation from Hebrew original).

4.14	Tenth Addendum to Lease Agreement, dated January 25, 2022, by and between PolyPid Ltd. and Ogen Yielding Real Estate Ltd. (unofficial English translation from Hebrew original).

4.15	Sales Agreement, dated July 2, 2021, by and between PolyPid Ltd. and Cantor Fitzgerald & Co., filed as Exhibit 10.1 to form F-3 (File No. 333-257651) filed on July 2, 2021, and incorporated herein by reference.

8.1	List of Subsidiaries, filed as Exhibit 8.1 to form 20-F (File No. 001-38428) filed on March 5, 2021 and incorporated herein by reference.

12.1	Certification of the Principal Executive Officer pursuant to rule 13a-14(a) of the Securities Exchange Act of 1934.

12.2	Certification of the Principal Financial and Accounting Officer pursuant to rule 13a-14(a) of the Securities Exchange Act of 1934.

13.1	Certification of the Principal Executive Officer pursuant to 18 U.S.C. 1350, furnished herewith.

13.2	Certification of the Principal Financial and Accounting Officer pursuant to 18 U.S.C. 1350, furnished herewith.

15.1	Consent of Kost, Forer, Gabbay & Kasierer, Certified Public Accountants (Israel), an independent registered public accounting firm and a member firm of Ernst & Young Global.

101	The following financial information from the Registrant’s Annual Report on Form 20-F for the year ended December 31, 2021, formatted in XBRL (eXtensible Business Reporting Language): (i) Report of Independent Registered Public Accounting Firm; (ii) Consolidated Balance Sheets; (iii) Consolidated Statements of Operations; (iv) Consolidated Statements of Changes in Convertible Preferred Shares and Shareholders’ Equity (Deficit); (v) Consolidated Statements of Cash Flows; and (vi) Notes to the Consolidated Financial Statements, tagged as blocks of text and in detail.

104	Cover Page Interactive Data File (embedded within the Inline XBRL document).

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on Form 20-F filed on its behalf.

POLYPID LTD.

Date: February 28, 2022	By:	/s/ Amir Weisberg
Amir Weisberg
Chief Executive Officer and Director

POLYPID LTD.

AND ITS SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2021

AUDITED

- - - - - - - - - - - - - - - - - - -

Kost Forer Gabbay & Kasierer 2 Pal-Yam Blvd. Brosh Bldg. Haifa 3309502, Israel	Tel: +972-4-8654000 Fax: +972-3-5633439 ey.com

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors of

POLYPID LTD.

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheets of PolyPid Ltd. and its subsidiaries (the “Company”) as of December 31, 2021 and 2020, the related consolidated statements of operations, changes in convertible preferred shares and shareholders’ equity (deficit) and cash flows for each of the three years in the period ended December 31, 2021, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2021 and 2020, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2021, in conformity with U.S. generally accepted accounting principles.

The Company’s Ability to Continue as a Going Concern

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1.d to the consolidated financial statements, the Company has suffered recurring losses from operations and has stated that substantial doubt exists about the Company’s ability to continue as a going concern. Management’s evaluation of the events and conditions and management’s plans regarding these matters are also described in Note 1.d. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

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

Haifa, Israel

February 28, 2022

POLYPID LTD. AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands (except share and per share data)

	December 31,
	2021	2020

ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$9,819	$4,319
Restricted cash	397	390
Short-term deposits	22,384	40,157
Prepaid expenses and other current assets	2,211	2,334

Total current assets	34,811	47,200

LONG-TERM ASSETS:
Property and equipment, net	8,761	5,890
Long-term deposits	-	22,120
Other long-term assets	663	637

Total long-term assets	9,424	28,647

Total assets	$44,235	$75,847

The accompanying notes are an integral part of the consolidated financial statements.

POLYPID LTD. AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands (except share and per share data)

	December 31,
	2021	2020

LIABILITIES AND SHAREHOLDERS’ EQUITY

CURRENT LIABILITIES:
Trade payables	$4,136	$974
Accrued expenses and other current liabilities	3,940	1,903

Total current liabilities	8,076	2,877

LONG-TERM LIABILITIES:
Other liabilities	199	193

Total long-term liabilities	199	193

COMMITMENTS AND CONTINGENT LIABILITIES

SHAREHOLDERS’ EQUITY:
Ordinary shares with no par value -
Authorized: 47,800,000 shares at December 31, 2021 and 2020; Issued and outstanding: 18,756,570 and 18,494,739 shares at December 31, 2021 and 2020, respectively	-	-
Additional paid-in capital	210,847	205,063
Accumulated deficit	(174,887)	(132,286)

Total shareholders’ equity	35,960	72,777

Total liabilities and shareholders’ equity	$44,235	$75,847

The accompanying notes are an integral part of the consolidated financial statements.

POLYPID LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

U.S. dollars in thousands (except share and per share data)

	Year Ended December 31,
	2021	2020	2019

Operating expenses:
Research and development, net	$30,553	$16,954	$14,083
Marketing and business development	2,983	1,614	887
General and administrative	9,609	7,704	3,590

Operating loss	43,145	26,272	18,560
Financial (income) expense, net	(544)	10,597	(11,655)

Loss	42,601	36,869	6,905

Deemed dividend	-	2,114	-

Loss attributable to Ordinary shares	$42,601	$38,983	$6,905

Basic and diluted loss per Ordinary share	$2.28	$4.48	$23.69

Weighted average number of Ordinary shares used in computing basic and diluted loss per share	18,721,528	9,582,405	562,451

The accompanying notes are an integral part of the consolidated financial statements.

POLYPID LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CONVERTIBLE PREFERRED SHARES AND CHANGES IN SHAREHOLDERS’ EQUITY (DEFICIT)

U.S. dollars in thousands (except share data)

	Convertible Preferred shares			Shareholders’ equity (deficit)
	Number of shares	Amount	Total	Number of Ordinary shares	Additional paid-in capital	Accumulated deficit	Total shareholders’ equity (deficit)

Balances as of January 1, 2019	9,454,433	$69,347	$69,347	561,225	$4,688	$(86,398)	$(81,710)

Exercise of options	-	-	-	1,523	7	-	7
Share-based compensation	-	-	-	-	976	-	976
Issuance of Series E-1 Preferred shares, net (1)	3,066,544	36,966	36,966	-	-	-	-
Loss	-	-	-	-	-	(6,905)	(6,905)

Balances as of December 31, 2019	12,520,977	106,313	106,313	562,748	5,671	(93,303)	(87,632)

Share-based compensation	-	-	-	-	4,577	-	4,577
Issuance of Ordinary shares in connection with the IPO, net (2)	-	-	-	4,312,500	62,757	-	62,757
Conversion of convertible Preferred shares to Ordinary shares	(12,520,977)	(106,313)	(106,313)	12,520,977	106,313	-	106,313
Deemed dividend related to Series E-1 Preferred shares (see Note 9c)	-	-	-	158,967	2,114	(2,114)	-
Reclassification of warrants into equity	-	-	-	-	23,614	-	23,614
Exercise of warrants	-	-	-	939,152	13	-	13
Issuance of warrants	-	-	-	-	1	-	1
Exercise of options	-	-	-	395	3	-	3
Loss	-	-	-	-	-	(36,869)	(36,869)

Balances as of December 31, 2020	-	-	-	18,494,739	205,063	(132,286)	72,777

Share-based compensation	-	-	-	-	4,750	-	4,750
Exercise of warrants	-	-	-	184,473	632	-	632
Exercise of options	-	-	-	77,358	402	-	402
Loss	-	-	-	-	-	(42,601)	(42,601)

Balances as of December 31, 2021	-	$-	$-	18,756,570	$210,847	$(174,887)	$35,960

(1) Net of issuance costs of $3,822 in cash and warrants.

(2) Net of issuance costs of $6,243 (see Note 1c).

The accompanying notes are an integral part of the consolidated financial statements.

POLYPID LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands (except share data)

	Year Ended December 31,
	2021	2020	2019

Cash flows from operating activities:
Loss	$(42,601)	$(36,869)	$(6,905)
Adjustments to reconcile loss to net cash used in operating activities:
Depreciation of property and equipment	1,118	1,012	947
Remeasurement of warrants	-	11,373	(11,365)
Share-based compensation expenses	4,750	4,577	976
Changes in assets and liabilities:
Prepaid expenses and other current assets	123	(1,917)	69
Other long-term assets	(40)	(12)	11
Trade payables	2,221	(607)	449
Accrued expenses and other liabilities	2,043	847	(1,540)

Net cash used in operating activities	(32,386)	(21,596)	(17,358)

Cash flows from investing activities:
Short-term and long-term deposits, net	39,893	(39,592)	(22,685)
Pre-payments for equipment	(340)	(395)	-
Purchase of property and equipment	(2,653)	(781)	(879)

Net cash provided by (used in) investing activities	36,900	(40,768)	(23,564)

Cash flows from financing activities:
Proceeds from exercise of warrants	632	13	-
Proceeds from exercise of options	402	3	7
Proceeds from Issuance of Ordinary shares in connection with the IPO, net	-	62,757	-
Proceeds from issuance of convertible Preferred shares, net	-	-	37,646
Issuance of warrants	-	1	-

Net cash provided by financing activities	1,034	62,774	37,653

Increase (decrease) in cash, cash equivalents and restricted cash	5,548	410	(3,269)
Cash, cash equivalents and restricted cash at the beginning of the year	4,908	4,498	7,767

Cash, cash equivalents and restricted cash at the end of the year	$10,456	$4,908	$4,498

Non-cash activities:
Property and equipment acquired by credit	$941	$-	$-

Property and equipment paid for in prior periods	$395	$-	$-

Issuance of E-1 warrants	$-	$-	$680

The accompanying notes are an integral part of the consolidated financial statements.

POLYPID LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 1:-	GENERAL

a.	PolyPid Ltd. (the “Company”) was incorporated under the laws of Israel and commenced operations on February 28, 2008. The Company is a Phase 3 biopharmaceutical company focused on developing targeted, locally administered, and prolonged-release therapeutics using its proprietary PLEX (Polymer-Lipid Encapsulation matriX) technology. The Company’s product candidates are designed to address unmet medical needs by delivering active pharmaceutical ingredients, or APIs, locally at predetermined release rates and durations over extended periods ranging from days to several months. The Company is initially focused on the development of its lead product candidate, D-PLEX, which incorporates an antibiotic for the prevention of surgical site infection in bone and soft tissue. Through December 31, 2021, the Company has been primarily engaged in research and development.

The Company wholly owned subsidiaries include a subsidiary in the United States of America (the “US Subsidiary”) and a subsidiary in Romania. The US Subsidiary’s operation focuses on marketing and business development of the Company’s operation in the United States of America.

b.	On June 21, 2020, the Company’s Board of Directors resolved to consolidate the Company’s share capital by applying a reverse share split at a ratio of 1.046:1 (the “Reverse Split Ratio”) and to cancel the shares’ par value such that every 1.046 Ordinary shares of NIS 0.8 par value, were substituted by 1 Ordinary share with no par value (the “Split”). The Split was applied in the same proportion and manner to all of the Company’s authorized, issued and outstanding securities, including preferred shares, options and warrants (See Note 10.a).

c.	On June 30, 2020, the Company closed its initial public offering (“IPO”) whereby 4,312,500 Ordinary shares were sold by the Company to the public (inclusive of 562,500 Ordinary shares pursuant to the full exercise of an overallotment option granted to the underwriters). The aggregate net proceeds received by the Company from the offering were $62,757, net of underwriting discounts and other offering costs.

d.	The Company’s activities since inception have consisted of performing research and development activities. Successful completion of the Company’s development programs and, ultimately, the attainment of profitable operations is dependent on future events, including, among other things, its ability to secure financing; obtain marketing approval from regulatory authorities; access potential markets; build a sustainable customer base; attract, retain and motivate qualified personnel; and develop strategic alliances. The Company’s operations are funded by its shareholders and research and development grants and the Company intends to seek further private or public financing as well as make applications for further research and development grants for continuing its operations. Although management believes that the Company will be able to successfully fund its operations, there can be no assurance that the Company will be able to do so or that the Company will ever operate profitably.

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

POLYPID LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 1:-	GENERAL (CONT.)

As of December 31, 2021, the Company had cash, cash equivalents and short-term deposits in the total amount of $32,203. During the year ended December 31, 2021, the Company incurred a loss of $42,601 and had negative cash flows from operating activities of $32,386. In addition, the Company had an accumulated deficit of $174,887 at December 31, 2021.

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

Based on the abovementioned, as of the approval date of these consolidated financial statements, the Company has not raised the necessary funding in order to continue its activity for a period of at least one year after the date of the filing of this annual report on Form 20-F. Therefore, these factors raise a substantial doubt about the Company’s ability to continue as a going concern.

The consolidated financial statements do not include any adjustments to the carrying amounts and classifications of assets and liabilities that might result should the Company be unable to continue as a going concern.

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES

The consolidated financial statements are prepared according to United States generally accepted accounting principles (“U.S. GAAP”)

a.	Use of estimates:

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, costs and expenses and related disclosures in the accompanying notes. Significant items subject to such estimates and assumptions include, but are not limited to, the fair value of financial assets and liabilities, the useful lives of property and equipment and the determination of the fair value of the Company’s share-based compensation. The Company bases these estimates on historical and anticipated results, trends and various other assumptions that it believes are reasonable under the circumstances, including assumptions as to future events. Actual results could differ from those estimates.

The duration, scope and effects of the ongoing COVID-19 pandemic, government and other third-party responses to it, and the related macroeconomic effects, including to the Company’s business and the business of the Company’s suppliers are uncertain, rapidly changing and difficult to predict. As a result, the Company’s accounting estimates and assumptions may change over time in response to this evolving situation.

The Company considered the impact of COVID-19 on the estimates and assumptions and determined that there were no material adverse impacts on the consolidated financial statements for the period ended December 31, 2021.

POLYPID LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (CONT.)

b.	Consolidated financial statements in United States of America dollars:

The accompanying consolidated financial statements have been prepared in United States of America dollars (“USD”, “$” or “U.S. dollars”).

A substantial portion of the Company’s expenses are incurred in New Israeli Shekels (“NIS”). However, the Company finances its operations mainly in U.S. dollars, a substantial portion of its expenses are incurred in U.S. dollars and potential revenues from its primary markets are anticipated to be generated in U.S. dollars. As such, the Company’s management believes that the U.S. dollar is the currency of the primary economic environment in which the Company and its subsidiaries operate. Thus, the functional and reporting currency of the Company is the U.S. dollar.

Transactions and balances denominated in U.S. dollars are presented at their original amounts. Monetary accounts maintained in currencies other than the dollar are re-measured into U.S. dollars in accordance with Accounting Standards Codification (“ASC”) No. 830, “Foreign Currency Matters”. All transaction gains and losses of the re-measurement of monetary balance sheet items are reflected in the statements of operations as financial income or expenses, as appropriate.

c.	Principles of consolidation:

The consolidated financial statements include the accounts of the Company and its subsidiaries. Intercompany balances have been eliminated upon consolidation.

d.	Cash equivalents:

Cash equivalents are short-term, highly liquid investments that are readily convertible into cash with an original maturity of three months or less, at the date acquired.

e.	Restricted cash:

Restricted cash is primarily invested in certificates of deposit and is used as security for the Company’s lease commitments and hedging activities. The following table provides a reconciliation of the cash and cash equivalents balances reported on the balance sheets and the cash, cash equivalents and restricted cash balances reported in the statements of cash flows:

	December 31,
	2021	2020

Cash and cash equivalents	$9,819	$4,319
Restricted cash	397	390
Restricted cash in other long-term assets	240	199

Cash, cash equivalents, and restricted cash, as reported in the statements of cash flows	$10,456	$4,908

POLYPID LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (CONT.)

f.	Segment reporting:

The Company identifies operating segments in accordance with ASC No. 280, “Segment Reporting”, as components of an entity for which discrete financial information is available and is regularly reviewed by the chief operating decision maker, or decision-making group, in making decisions regarding resource allocation and evaluating financial performance. The Company’s chief operating decision maker is its chief executive officer. The Company determined it operates in one operating segment.

g.	Short-term deposits:

A Short-term bank deposit is a deposit with a maturity of more than three months, but less than one year. Deposits in U.S. dollars bear interest at rates ranging from 1.1%-1.25%, per annum, as of December 31, 2021. Short-term deposits are presented at cost, which approximates market value due to their short maturities.

h.	Long-term deposits:

A Long-term bank deposit is a deposit with a maturity of more than one year. As of December 31, 2021, the Company has no long-term deposits.

i.	Property and equipment, net:

Property and equipment are stated at cost, net of accumulated depreciation. Depreciation is calculated using the straight-line method over the estimated useful lives of the assets at the following rates:

%
Computers and software	33
Laboratory equipment	10 - 15
Furniture and office equipment	15
Leasehold improvements	Over the shorter of the term of the lease or its useful life

Down payments for property and equipment are recorded at cost and included in other long-term assets in the accompanying consolidated balance sheet. Once the corresponding property and equipment item has been received, it will be reclassified to property and equipment and depreciated.

j.	Impairment of long-lived assets:

The Company’s long-lived assets are reviewed for impairment in accordance with ASC No. 360, “Property, Plant and Equipment”, whenever events or changes in circumstances indicate that the carrying amount of the asset may not be recoverable. Recoverability of an asset to be held and used is measured by a comparison of the carrying amount of an asset to the future undiscounted cash flows expected to be generated by the asset. If such asset is considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the asset exceeds its fair value. As of December 31, 2021 and 2020, no impairment losses have been identified.

POLYPID LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (CONT.)

k.	Research and development, net expenses:

Research and development expenses consist of personnel costs (including salaries, benefits and share-based compensation), materials, consulting fees and payments to subcontractors, chemical, manufacturing and control activities, costs associated with obtaining regulatory approvals, executing pre-clinical and clinical studies and maintenance and prosecution of the Company’s intellectual property rights. In addition, research and development expenses include overhead allocations consisting of various administrative and facilities related costs. The Company charges research and development expenses as expenses when incurred and are presented net of government grants (see Note 2.l).

l.	Grants and participations:

Royalty-bearing grants from the Israeli Innovation Authority (“IIA”) of the Ministry of Economy and Industry in Israel for funding of approved research and development projects are recognized at the time the Company is entitled to such grants, on the basis of the costs incurred, and are presented as a deduction from research and development expenses. Non-royalty-bearing grants from the IIA MAGNET program and from European Commission’s Seventh Framework Programme for Research (“FP7”) for funding approved research and development projects are recognized at the time the Company is entitled to such grants, on the basis of the costs incurred, and are presented as a deduction from research and development expenses.

Since the payment of royalties is not probable when the grants are received, the Company does not record a liability for amounts received from IIA until the related revenues are recognized. In the event of failure of a project that was partly financed by IIA, the Company will not be obligated to pay any royalties or repay the amounts received.

The Company recognizes participations in research and development, as a reduction from research and development expenses in the amount of $542 for the year ended December 31, 2021 (no grants were received for the years ended December 31, 2020 and 2019).

From inception up until December 31, 2021, the Company received a total of $6,672 in grants, out of which royalty-bearing grants in the amount of $4,888 from the IIA, non-royalty bearing grants in the amount of $1,057 from the IIA (out of which $504 were received during the year ended December 31, 2021) and non-royalty bearing grants in the amount of $727 from the FP7.

m.	Accounting for share-based compensation:

Share-based compensation expense related to share-based awards is recognized based on the fair value of the awards granted and recognized as an expense on a straight-line basis over the requisite service period for share options. The fair value of each option award is estimated on the grant date using the Black-Scholes option pricing model. The Black-Scholes option pricing model requires the input of highly subjective assumptions, including the expected term of the award, the expected volatility of the price of the Company’s Ordinary shares, risk-free interest rates, and the expected dividend yield of Ordinary shares. The assumptions used to determine the fair value of the share awards represent management’s best estimates. These estimates involve inherent uncertainties and the application of management’s judgment. Forfeitures are accounted for as they occur instead of estimating the number of awards expected to be forfeited.

POLYPID LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (CONT.)

n.	Basic and diluted loss per share:

The Company computes loss per share using the two-class method required for participating securities. The two-class method requires income available to Ordinary shareholders for the period to be allocated between Ordinary shares and participating securities based upon their respective rights to receive dividends as if all income for the period had been distributed. The Company considered its convertible preferred shares to be participating securities as the holders of the convertible preferred shares would be entitled to dividends that would be distributed to the holders of Ordinary shares, on a pro-rata basis, on an as-converted basis. These participating securities did not contractually require the holders of such shares to participate in the Company’s losses. As such, during the periods when the Company is in a loss position, the loss attributable to Ordinary shareholders was not allocated to the convertible preferred shares under the two-class method as these securities did not have a contractual obligation to share in the Company’s losses.

The Company’s basic loss per share is calculated by dividing the loss attributable to Ordinary shareholders by the weighted-average number of shares of Ordinary shares outstanding for the period, without consideration of potentially dilutive securities. The diluted loss per share is calculated by giving effect to all potentially dilutive securities outstanding for the period using the treasury share method or the if-converted method based on the nature of such securities. Diluted loss per share is the same as basic loss per share in periods when the effects of potentially dilutive shares of Ordinary shares are anti-dilutive.

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

Please refer to Note 9.a for more information.

Warrants to purchase the Company’s convertible preferred shares were classified as a liability on the balance sheet, and measured at fair value, as the underlying shares are contingently redeemable (upon a deemed liquidation event) and, therefore, may obligate the Company to transfer assets at some point in the future. The warrants were subject to re-measurement to fair value at each balance sheet date and any change in fair value was recognized as a component of financial expenses, net, in the statements of operation. Following the Company’s IPO, the warrants can only be exercised into the Company’s ordinary equity shares. Consequently, as of the IPO date, the Company reclassified the warrants as equity since the warrants are not an ASC No. 480 “Distinguishing Liabilities from Equity” (“ASC 480”) liability, are indexed to the Company’s own stock and can be classified as equity pursuant to ASC No. 815-40 “Derivatives and Hedging” (“ASC 815”).

POLYPID LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (CONT.)

p.	Fair value of financial instruments:

The Company applies ASC No. 820, “Fair Value Measurements and Disclosures” (“ASC 820”), pursuant to which fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (i.e., the “exit price”) in an orderly transaction between market participants at the measurement date.

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

A three-tier fair value hierarchy is established as a basis for considering such assumptions and for inputs used in the valuation methodologies in measuring fair value:

Level 1 -	Observable inputs that reflect quoted prices (unadjusted) in active markets for identical assets and liabilities.

Level 2 -	Include other inputs that are directly or indirectly observable in the marketplace.

Level 3 -	Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

The carrying amounts of cash and cash equivalents, restricted cash, short-term deposits, long-term deposits, prepaid expenses and other current assets, trade payables, accrued expenses and other current and non-current liabilities approximate their fair value due to the short-term maturity of such instruments.

q.	Derivative financial instruments:

The Company accounts for derivatives and hedging based on ASC 815, as amended and related interpretations. ASC 815 requires the Company to recognize all derivatives on the balance sheet at fair value. If a derivative meets the definition of a hedge and is so designated, depending on the nature of the hedge, changes in the fair value of the derivative will either be offset against the change in fair value of the hedged assets, liabilities, or firm commitments through earnings (for fair value hedge transactions) or recognized in other comprehensive income (loss) until the hedged item is recognized in earnings (for cash flow hedge transactions).

POLYPID LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (CONT.)

q.	Derivative financial instruments: (Cont.)

The ineffective portion of a derivative’s change in fair value is recognized in earnings. If a derivative does not meet the definition of a hedge, the changes in the fair value are included in earnings. Cash flows related to such hedges are classified as operating activities. The Company enters into option and forward contracts in order to limit the exposure to exchange rate fluctuation associated with expenses mainly incurred in NIS. Since the derivative instruments that the Company holds do not meet the definition of hedging instruments under ASC 815, any gain or loss derived from such instruments is recognized immediately as “financial (income) expense, net”.

The Company measured the fair value of the contracts in accordance with ASC 820. Foreign currency derivative contracts are classified within Level 2 as the valuation inputs are based on quoted prices and market observable data of similar instruments. As of December 31, 2021 and 2020, the fair value of the options and forward contracts was $28 and $62, respectively, which were presented as prepaid expenses and other current assets. Financial income (loss) for the years ended December 31, 2021, 2020 and 2019, amounted to $58, $81 and $(10), respectively.

r.	Income taxes:

The Company accounts for income taxes in accordance with ASC No. 740, “Income Taxes” (“ASC 740”). ASC 740 prescribes the use of the liability method whereby deferred tax asset and liability account balances are determined based on differences between the financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. The Company provides a valuation allowance to reduce deferred tax assets to their estimated realizable value, if needed.

ASC 740 contains a two-step approach to recognizing and measuring a liability for uncertain tax positions. The first step is to evaluate the tax position taken or expected to be taken in a tax return by determining if the weight of available evidence indicates that it is more likely than not that, on an evaluation of the technical merits, the tax position will be sustained on audit, including resolution of any related appeals or litigation processes. The second step is to measure the tax benefit as the largest amount that is more than 50% likely to be realized upon ultimate settlement. As of December 31, 2021 and 2020, no liability for unrecognized tax benefits was recorded as a result of ASC 740.

The Company’s policy is to accrue interest and penalties related to unrecognized tax benefits in its taxes on income.

s.	Concentration of credit risks:

Financial instruments that potentially subject the Company to concentration of credit risk consist principally of cash and cash equivalents.

Cash, cash equivalents, restricted cash and short-term deposits are deposited in major banks in Israel and in the United States of America. Such investments may be in excess of insured limits or not insured. Generally, cash and cash equivalents may be redeemed upon demand and, therefore, bear minimal risk.

POLYPID LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (CONT.)

s.	Concentration of credit risks: (Cont.)

The Company utilizes option and forward contracts to protect against the risk of overall changes in exchange rates. The derivative instruments hedge a portion of the Company’s non-dollar currency exposure. Counterparties to the Company’s derivative instruments are all major financial institutions.

t.	Severance pay:

All the Company’s employees who are Israeli citizens have subscribed to Section 14 of Israel’s Severance Pay Law, 5723-1963 (“Section 14”). Pursuant to Section 14, employees covered by this section are entitled to monthly deposits at a rate of 8.33% of their monthly salary, made on their behalf by the Company. Payments in accordance with Section 14 release the Company from any future severance liabilities in respect of those employees. Neither severance pay liability nor severance pay fund under Section 14 for such employees is recorded on the Company’s consolidated balance sheets. Severance pay expense for the years ended December 31, 2021, 2020 and 2019, amounted to $547, $394 and $346, respectively.

The US Subsidiary has a Safe Harbor 401(k) plan covering all the US Subsidiary employees. All eligible employees may elect to contribute up to 100% of their payroll compensation to the plan, for 2021 and 2020, up to a maximum of $19.5 per year (for employees over 50 years of age the maximum contribution is $26 per year), of their annual compensation to the plan through salary deferrals, subject to Internal Revenue Service (“IRS”) limits. The US Subsidiary matches at 100%, on each payroll, up to 5% of the employee compensation to the plan within the IRS limitations (considering the maximum annual compensation of $285 in 2020 and $290 in 2021). During the years ended December 31, 2021, and 2020, the Company recorded expenses for matching contributions in amounts of $28 and $16, respectively.

u.	Contingent liabilities:

The Company accounts for its contingent liabilities in accordance with ASC No. 450, “Contingencies”. A provision is recorded when it is both probable that a liability has been incurred and the amount of the loss can be reasonably estimated.

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

As of December 31, 2021 and 2020, no liability due to legal matters has been accrued.

POLYPID LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (CONT.)

v.	Recently adopted Accounting Pronouncements:

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

No accounting pronouncements were adopted during the year ended December 31, 2021.

w.	Recently Issued Accounting Pronouncements:

In February 2016, the FASB issued ASU No. 2016-02, “Leases”, which would require lessees to recognize assets and liabilities on the balance sheet for most leases, whether operating or financing, while continuing to recognize the expenses on their income statements in a manner similar to current practice. Under this guidance, the Company would also be required to provide enhanced disclosures. The guidance states that a lessee would recognize a lease liability for the obligation to make lease payments and a right-to-use asset for the right to use the underlying asset for the lease term. The guidance will be effective for the Company beginning January 1, 2022, and interim periods in fiscal years beginning January 1, 2023.

A modified retrospective transition approach is required, applying the new standard to all leases existing at the date of initial application. The standard provides a number of optional practical expedients in transition. The Company elected to use the effective date as the date of initial application and to adopt the ‘package of practical expedients’, which permits it not to reassess under the new standard its prior conclusions about lease identification, lease classification and initial direct costs.

The Company expects adoption of the standard to have a material impact on its consolidated balance sheets which will result in the recognition of right-to-use (“ROU”) assets and lease liabilities of approximately $3,388 at January 1, 2022. The most significant impact from recognition of ROU assets and lease liabilities relates to office premises.

In December 2019, the FASB issued Accounting Standards Update (“ASU”) No. 2019-12, Income Taxes (Topic 740): “Simplifying the Accounting for Income Taxes” (ASU 2019-12), which simplifies the accounting for income taxes. The guidance is effective for interim and annual periods beginning after December 15, 2021, with early adoption permitted. The Company has adopted ASU 2019-12 as of January 1, 2022. The impact of adoption of this standard on the Company’s consolidated financial statements was immaterial.

In August 2020, the FASB issued ASU No. 2020-06, Debt - Debt with Conversion and Other Options (Subtopic 470-20) and Derivatives and Hedging - Contracts in Entity’s Own Equity (Subtopic 815-40): Accounting for Convertible Instruments and Contracts in an Entity’s Own Equity (“ASU 2020-06”), which simplifies accounting for convertible instruments by removing major separation models required under current GAAP. The ASU also removes certain settlement conditions that are required for equity-linked contracts to qualify for the derivative scope exception, and it simplifies the diluted earnings per share calculation in certain areas. The Company adopted ASU 2020-06 on January 1, 2022. The adoption of the standard did not result in a material impact to the Company’s consolidated financial statements.

POLYPID LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 3:-	PREPAID EXPENSES AND OTHER CURRENT ASSETS

	December 31,
	2021	2020

Prepaid expenses	$1,453	$1,888
Government authorities	596	283
Lease deposits	44	24
Other current assets	118	139

	$2,211	$2,334

NOTE 4:-	PROPERTY AND EQUIPMENT, NET

	December 31,
	2021	2020
Cost:
Computers and software	$577	$449
Laboratory equipment	6,247	3,947
Furniture and office equipment	167	152
Leasehold improvements	6,024	4,478

	13,015	9,026
Accumulated depreciation	(4,254)	(3,136)

Depreciated cost	$8,761	$5,890

Depreciation expenses amounted to $1,118, $1,012 and $947 for the years ended December 31, 2021, 2020 and 2019, respectively.

NOTE 5:-	ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

	December 31,
	2021	2020

Employees and payroll accruals	$1,879	$971
Accrued expenses	1,787	681
IIA deferred grants	269	241
Other liabilities	5	10

	$3,940	$1,903

POLYPID LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 6:-	COMMITMENTS AND CONTINGENT LIABILITIES

a.	The Company’s facilities are leased under operating lease agreements for periods ending no later than 2027. The Company has bank guarantees in connection with the facilities lease agreements in the total amount of $240. Accordingly, cash, in the same amount, was restricted in bank deposits. The Company also leases motor vehicles under various operating leases, the latest of which expires in 2024.

Future minimum lease payments under operating leases as of December 31, 2021, are as follows:

2022	$1,548
2023	1,366
2024	521
2025	487
2026	487
Thereafter	243

$4,652

As of December 31, 2021, the Company made advance payments on account of car leases in the amount of $78.

Lease expenses for the years ended December 31, 2021, 2020 and 2019, were $1,238, $1,035 and $1,027, respectively.

b.	In connection with its research and development programs, through December 31, 2021, the Company received participation payments from the IIA in the aggregate amount of $4,888. In return for IIA’s participation, the Company is committed to pay royalties at a rate of 3% of sales of the developed products, up to 100% of the amount of grants received plus interest at LIBOR rate. Through December 31, 2021, no royalties have been paid or accrued.

c.	On December 22, 2016, the Company received a written demand for a finder’s fee in an amount of $250, in connection with the second financing round that occurred in 2016. In September 2017, a suit was filed against the Company in the Tel-Aviv Magistrates Court in an amount of $250. On April 30, 2020, the Company received the court ruling, which ruled in favor of the Company, discharging the entire claim, and accordingly reversed the related provision.

NOTE 7:-	FAIR VALUE MEASUREMENTS

Financial instruments measured at fair value on a recurring basis include warrants to convertible preferred shares (see Note 9). Prior to the Company’s IPO, the warrants were exercisable into the Company’s preferred shares and were classified as liability pursuant to ASC 480, measured at fair value through earnings. The fair value of the warrants was classified as level 3 in the fair value hierarchy since some of the inputs used in the valuation (the share price) were determined based on management’s assumptions. To calculate the fair value of the warrants, the Company first calculated the underlying preferred share value by using the income approach and the market approach. Then the equity value was allocated by using the hybrid model method utilizing two scenarios of option pricing model and IPO. Once the preferred shares value was derived from the two scenarios, the Black-Scholes model was utilized to calculate the warrants’ value in each one of the scenarios. 50% probability for each one of the scenarios was applied to derive the weighted average fair value of the warrants.

POLYPID LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 7:-	FAIR VALUE MEASUREMENTS (CONT.)

According to the liquidation scenario, the underlying share price was between $13.25 - $13.40 for the Convertible Preferred E-1 shares. The following assumptions were used to estimate the value of the series E-1 Preferred share warrants as of December 31, 2019 (exercise price of $15.95): expected volatility of 69.11%, risk free interest rates of 1.82%, dividend yield of 0%, and expected term of 2.25 years. Under the IPO scenario, the underlying share price was $12.18 for the Convertible Preferred E-1 shares. The following assumptions were used to estimate the value of the series E-1 Preferred share warrants as of December 31, 2019 (exercise price of $15.95): expected volatility of 64.03%, risk free interest rates of 1.87%, dividend yield of 0%, and expected term of 0.42 years. Accordingly, the fair value of the series E-1 Preferred share warrants as of December 31, 2019, was $563.

According to the liquidation scenario, the underlying share price was $10.29 for the Convertible Preferred D-2 shares. The following assumptions were used to estimate the value of the series D-2 Preferred share warrants as of December 31, 2019 (exercise price of $9.24): expected volatility of 69.11%, risk free interest rates of 1.82%, dividend yield of 0% and expected term of 2.25 years. Under the IPO scenario, the underlying share price was $12.18 for the Convertible Preferred D-2 shares. The following assumptions were used to estimate the value of the series D-2 Preferred share warrants as of December 31, 2019 (exercise price of $9.24): expected volatility of 64.03%, risk free interest rates of 1.87%, dividend yield of 0%, and expected term of 0.42 years. Accordingly, the fair value of the series D-2 Preferred share warrants as of December 31, 2019, was $11,275.

According to the liquidation scenario, the underlying share price was $4.35 for the Convertible Preferred A shares. The following assumptions were used to estimate the value of the Series A Preferred share warrants as of December 31, 2019 (exercise price of NIS 0.84 ($0.24)): expected volatility of 69.11%, risk free interest rates of 1.82%, dividend yield of 0% and expected term of 2.25 years. Under the IPO scenario, the underlying share price was $12.18 for the Convertible Preferred A shares. The following assumptions were used to estimate the value of the Series A Preferred share warrants as of December 31, 2019 (exercise price of NIS 0.84 ($0.24)): expected volatility of 64.03%, risk free interest rates of 1.87%, dividend yield of 0%, and expected term of 0.42 years. Accordingly, the fair value of the Series A Preferred share warrants as of December 31, 2019, was $403.

According to the IPO scenario, the underlying share price was $16 for the series E-1 Preferred shares. The following assumptions were used to estimate the value of the series E-1 Preferred share warrants as of June 30, 2020: exercise price of $15.95, expected volatility of 78.07%, risk free interest rates of 0.76%, dividend yield of 0%, and expected term of 4.17 years. Accordingly, the fair value of the series E-1 Preferred share warrants as of June 30, 2020, was $1,868.

According to the IPO scenario, the underlying share price was $16 for the series D-2 Preferred shares. The following assumptions were used to estimate the value of the series D-2 Preferred share warrants as of June 30, 2020: exercise price of $9.24, expected volatility of 82.48%, risk free interest rates of 0.46%, dividend yield of 0%, and expected term of 0.6 years. Accordingly, the fair value of the series D-2 Preferred share warrants as of June 30, 2020, was $20,930. As of June 30, 2020, as part of the IPO 1,123,570 Warrants have been exercised on a cashless basis into 475,049 Ordinary shares.

According to the IPO scenario, the underlying share price was $16 for the series A Preferred share. The following assumptions were used to estimate the value of the Series A Preferred share warrants as of June 30, 2020: exercise price of 0.84 NIS ($0.23) and dividend yield of 0%. Accordingly, the fair value of the Series A Preferred share warrants as of June 30, 2020, was $816. As of June 30, 2020, as part of the IPO, 53,775 Warrants have been exercised into 53,775 Ordinary shares.

POLYPID LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 7:-	FAIR VALUE MEASUREMENTS (CONT.)

On June 30, 2020, as a result of the IPO, the warrants liability has been reclassified as equity pursuant to ASC 480 and ASC 815-40.

The change in the fair value of the Preferred shares warrant liability is summarized below:

	December 31,
	2021	2020

Beginning of year	$-	$12,241
Issuance of warrants	-	-
Change in fair value	-	11,373
Reclassification of Warrants into equity	-	(23,614)

End of period	$-	$-

NOTE 8:-	INCOME TAXES

a.	Corporate tax rates:

The corporate tax rate in Israel in 2021, 2020 and 2019 was 23%.

The United States of America federal rate was 21% and the state corporate income tax rates range from 6.5% to 11.5%, for the years ended December 31, 2021, 2020 and 2019. The Company didn’t account for any federal, state and foreign income tax expenses for the years ended December 31, 2021, 2020 and 2019. The Company is subject to United States of America income tax laws. There are no provisions for United States of America federal, state or other taxes for any period.

b.	Net operating losses carryforward:

The Company has accumulated losses for tax purposes as of December 31, 2021, in the amount of approximately $136,000 which may be carried forward and offset against taxable income in the future for an indefinite period.

c.	Tax assessment:

The Company has net operating losses from prior tax periods which may be subjected to examination in future periods. As of December 31, 2021, the Company’s tax years until December 31, 2016, are subject to the statute of limitation in Israel.

The US Subsidiary has yet to receive final tax assessments since its incorporation.

d.	Deferred taxes:

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. The Company’s deferred tax assets are comprised of operating loss carryforwards and other temporary differences.

POLYPID LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 8:-	INCOME TAXES (CONT.)

d.	Deferred taxes: (Cont.)

Significant components of the Company’s deferred tax assets are as follows:

	December 31,
	2021	2020

Carryforward losses	$31,289	$22,168
Research and development expenses	5,203	3,644
Issuance costs	479	957
Reserves and allowances	239	190

Deferred tax assets before valuation allowance	37,210	26,959
Less - valuation allowance	(37,210)	(26,959)

Net deferred tax assets	$-	$-

Management currently believes that since the Company has a history of losses, and there is uncertainty with respect to future taxable income of the Company, it is more likely than not that the deferred tax assets will not be utilized in the foreseeable future. Thus, a full valuation allowance was provided to reduce deferred tax assets to their realizable value.

In 2021 and 2020, the main reconciling items of the Company’s statutory tax rate of 23% and the effective tax rate of 0% is tax carryforward losses and other temporary differences, such as research and development expenses, for which a full valuation allowance was provided.

NOTE 9:-	CONVERTIBLE PREFERRED SHARES AND WARRANTS

a.	Convertible Preferred shares:

The Company issued Series A, A-1, B, B-1, C-1, C-2, D-1, D-3, E and E-1 Preferred shares between February 2008 and September 2019. The Company classified the convertible preferred shares outside of shareholders’ deficit as required by ASC 480-10-S99-3A and Accounting Series Release (“ASR”) No. 268, “Presentation in Financial Statements of Redeemable Preferred Stocks” (ASR 268”), since these Preferred shares are entitled to liquidation preferences which may trigger a distribution of cash or assets that is not solely within the Company’s control.

Upon completion of the IPO, all convertible preferred shares outstanding, totaling 12,520,977 shares, were automatically converted into Ordinary shares and their carrying value of $106,300 was reclassified into shareholders’ equity.

POLYPID LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 9:-	CONVERTIBLE PREFERRED SHARES AND WARRANTS (CONT.)

b.	Preferred shares rights:

Up to completion of the IPO on June 30, 2020, series A, A-1, B, B-1, C-1, C-2, D-1, D-3, E and E-1 convertible preferred shares conferred upon their holders all the rights conferred by Ordinary shares, in addition to certain rights stipulated in the Company’s previous Articles of Association (the “Previous Articles”), inter alia, the following:

Dividend rights - the holders of Series A, A-1, B, B-1, C-1, C-2, D-1, D-3, E and E-1 convertible preferred shares were entitled to receive on a pari passu basis, prior and in preference to the declaration or payment of any dividend or distribution to the holders of any other class of shares on an as-converted basis if any dividend or distribution was declared by the Company’s board of directors, an amount equal to 6% per annum of the applicable original issue price for such preferred shares (the “Preference Dividend”).

The preference order was such that Series E-1, E, D, C-2, C-1, B-1, B, A-1 and A shareholders were entitled, in their respective order, to receive, prior and in preference to the above order, any distribution of any asset, capital, earnings or surplus funds of the Company. After the Preference Dividend has been paid in full, the preferred shareholders were entitled to participate pro-rata and pari passu, on an as converted basis with the Ordinary shareholders, in the receipt of any additional dividend distributed.

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

Holders of Series E-1, E preferred shares and D preferred shares were entitled to receive an amount equal to the original issuance price thereof, times 1.3, plus 6% annual interest, on the original issue price, compounded annually from the date of issuance and up to the date of liquidation for each of their shares plus an amount equal to the declared but unpaid dividends, less any dividend preference amount previously declared and actually paid.

The liquidation order was such that Series E-1, E, D, C-2 and C-1, B-1, B, A-1 and A shareholders were entitled, in their respective order, to receive, prior and in preference to the above order any distribution of any asset, capital, earnings or surplus funds of the Company.

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

POLYPID LTD. AND ITS SUBSIDIARIES

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

NOTE 10:-	SHAREHOLDERS’ EQUITY (DEFICIT)

a.	Reverse Share Split:

On June 21, 2020, the Company’s Board of Directors resolved to consolidate the Company’s share capital by applying an additional reverse share split and cancelling the shares’ par value (See Note 1.b).

Following the reverse share split and the cancellation of the par value, all Ordinary shares, Convertible Preferred shares, options, convertible loans, warrants, exercise prices and per share data have been adjusted retroactively for all periods presented in these consolidated financial statements.

b.	Ordinary share capital is composed as follows:

	December 31, 2021		December 31, 2020
	Authorized	Issued and outstanding	Authorized	Issued and outstanding
	Number of shares

Ordinary shares with no par value	47,800,000	18,756,570	47,800,000	18,494,739

c.	Ordinary shares rights:

The Ordinary shares confer upon their holders the right to participate in the general meetings of the Company, to vote at such meetings (each share represents one vote), and to participate in any distribution of dividends or any other distribution of the Company’s property, including the distribution of surplus assets upon liquidation.

d.	Share option plan:

The Company has authorized through its 2012 Share Option Plan, the grant of options to officers, directors, advisors, management and other key employees of up to 3,672,094 Ordinary shares. The options granted generally have a four-year vesting period and expire ten years after the date of grant. Options granted under the Company’s option plan that are canceled or forfeited before expiration become available for future grant.

As of December 31, 2021, 378,231 of the Company’s options were available for future grants.

POLYPID LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 10:-	SHAREHOLDERS’ EQUITY (DEFICIT) (CONT.)

d.	Share option plan: (Cont.)

A summary of the status of options to employees under the Company’s option plan as of December 31, 2021 and 2020, and changes during the relevant period ended on that date is presented below:

	Year Ended December 31, 2021
	Number of options	Weighted average exercise price	Aggregate intrinsic value	Weighted average remaining contractual life (years)

Outstanding at beginning of year	2,193,392	$5.72	$9,263	6.58
Granted	670,324	8.28
Exercised	(43,866)	6.42	227
Forfeited and expired	(92,939)	8.65

Outstanding at end of year	2,726,911	$6.25	$2,323	6.44

Exercisable options	1,642,217	$5.27	$2,323	4.68

Vested and expected to vest	2,726,911	$6.25	$2,323	6.44

The Black-Scholes assumptions used to value the employee share options at the grant dates are presented in the following table by years:

	2021	2020	2019

Dividend yield (%)	0	0	0
Expected volatility (%)	72.97-78.69	74.35-84.77	69.8-76.14
Risk-free interest rate (%)	0.62-1.32	0.23-1.38	2.26-3.13
Expected term (in years)	5-6	5-6	6-7

These assumptions and estimates were determined as follows:

o	Fair Value of Ordinary Shares - Prior to the IPO, the fair value was determined by the Company’s board of directors, with input from management and valuation reports prepared by third-party valuation specialists. After the IPO, the fair value of each Ordinary share was based on the closing price of the Company’s publicly traded Ordinary shares as reported on the date of the grant.

o	Dividend Yield - The Company has never declared or paid any cash dividends and does not presently plan to pay cash dividends in the foreseeable future. As a result, an expected dividend yield of zero percent was used.

o	Expected Volatility - As the Company has a short trading history for its Ordinary shares, the expected volatility is derived from the average historical share volatilities of several unrelated public companies within the Company’s industry that the Company considers to be comparable to its own business over a period equivalent to the option’s expected term.

o	Risk-Free Interest Rate - The risk-free rate for the expected term of the options is based on the Black-Scholes option pricing model on the yields of United States of America Treasury securities with maturities appropriate for the expected term of employee share option awards.

o	Expected term - The expected term represents the period that options are expected to be outstanding. For option grants that are considered to be “plain vanilla,” the Company determines the expected term using the simplified method. The simplified method deems the term to be the average of the time-to-vesting and the contractual life of the options.

POLYPID LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 10:-	SHAREHOLDERS’ EQUITY (DEFICIT) (CONT.)

d.	Share option plan: (Cont.)

The total share-based compensation expense recognized by the Company’s departments for the three years ended December 31, 2021, 2020 and 2019, was comprised as follows:

	Year Ended December 31,
	2021	2020	2019

Research and development	$2,203	$1,806	$180
Marketing and business development	317	140	90
General and administrative	2,230	2,631	706

Total share-based compensation expense	$4,750	$4,577	$976

As of December 31, 2021, there were unrecognized compensation costs of $8,997, which are expected to be recognized over a weighted average period of approximately 2.5 years.

e.	Options issued to non-employees (including Directors and consultants):

Outstanding options granted to non-employees as of December 31, 2021, were as follows:

Grant date	Options outstanding as of December 31, 2021	Average Exercise price per share ($)	Options exercisable as of December 31, 2021	Exercisable through

October 2013	5,719	$5.06	5,719	October 2023
September 2014	5,719	5.06	5,719	September 2024
April 2016	5,975	3.10	5,975	April 2026
December 2016	7,170	3.93	7,170	December 2026
June 2017	197,722	4.10	177,346	June 2027
November 2017	17,925	7.70	17,925	November 2027
August 2019	71,700	8.18	70,199	August 2029
June 2020	64,530	6.62	32,112	June 2030
April 2021	62,741	9.57	31,367	April 2031
August 2021	15,000	8.13	-	August 2031
December 2021	10,000	$6.80	-	December 2031

	464,201		353,532

POLYPID LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 10:-	SHAREHOLDERS’ EQUITY (DEFICIT) (CONT.)

f.	Warrants:

During the year ended December 31, 2020, 2,106,879 D-2 Warrants were exercised into 885,377 Ordinary shares on a cashless basis. As of December 31, 2020, 648,519 D-2 Warrants were outstanding. In addition, 53,775 A Warrants were exercised into 53,775 Ordinary shares for a total consideration of $13. As of December 31, 2021, no A Warrants were outstanding.

During the year ended December 31, 2021, 580,028 D-2 Warrants were exercised into 115,982 Ordinary shares on a cashless basis. In addition, 68,491 D-2 Warrants were exercised into 68,491 Ordinary shares for a total consideration of $632. As of December 31, 2021, no D-2 Warrants are outstanding.

Since the IPO and as of December 31, 2021, all warrants are exercisable into Ordinary shares, in which the Outstanding issued warrants to Ordinary shares as of December 31, 2021, were as follows:

Grant date	Warrants outstanding as of December 31, 2021	Average Exercise price per share ($)	Warrants exercisable as of December 31, 2021	Exercisable through

August 2019	200,596	$15.95	200,596	August 2023
September 2020	17,925	$16.00	17,925	September 2024

	218,521		218,521

NOTE 11:-	FINANCIAL (INCOME) EXPENSES, NET

	Year Ended December 31,
	2021	2020	2019

Financial expenses:
Other financial expenses	$26	$17	$15
Remeasurement of warrants	-	11,373	-

Total financial expenses	26	11,390	15

Financial income:
Interest from Bank deposits	(468)	(474)	(60)
Other financial income	(58)	(76)	-
Foreign currency transaction gains, net	(44)	(243)	(245)
Remeasurement of warrants	-	-	(11,365)

Total financial income	(570)	(793)	(11,670)

Total Financial (income) expense, net	$(544)	$10,597	$(11,655)

POLYPID LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 12:-	BASIC AND DILUTED LOSS PER SHARE

The following table sets forth the computation of the Company’s basic and diluted loss per Ordinary share:

	Year Ended December 31,
	2021	2020	2019

Numerator:
Allocation of loss	$42,601	$36,869	$6,905
Preferred share preference	-	3,933	6,422
Deemed dividend	-	2,114	-

Allocation of loss attributable to Ordinary shareholders	$42,601	$42,916	$13,327

Denominator:
Weighted average Ordinary shares outstanding	18,721,528	9,582,405	562,451

Basic and diluted loss per share	$2.28	$4.48	$23.69

The potential ordinary shares that were excluded from the computation of diluted loss per share attributable to ordinary shareholders for the periods presented because including them would have been anti-dilutive are as follows:

	December 31,
	2021	2020	2019
	Number of Ordinary shares

Ordinary share options	1,995,749	1,583,210	1,313,359
Warrants	218,521	867,040	3,009,769
Preferred shares	-	-	12,520,977

	2,214,270	2,450,250	16,844,105

NOTE 13:-	RELATED PARTIES

Through February 2016, several management members also provided services to the Company as service providers. As of December 31, 2021 and 2020, the Company has recorded a provision for severance pay liability for such service providers in the amounts of $199 and $193, respectively. These amounts are included in “Other Liabilities”.

In July 2019, the Company entered into a master service agreement with a third-party provider (the “Provider”) to conduct a portion of a phase 3 clinical trial in Eastern Europe. One of the Company’s directors serves as a director and shareholder in the Provider. During the years ended December 31, 2021 and 2020, and following the agreement with the Provider, the Company recognized research and development expenses in the total amount of $3,748 and $717, respectively.

On December 30, 2021, the Board of Directors has appointed Dikla Czaczkes Akselbrad, currently the Company’s Executive Vice President and Chief Financial Officer, as the Company’s Chief Executive Officer (“CEO”), effective July 1, 2022, replacing Amir Weisberg after 11 years.

- - - - - - - - - - - - - - - - - - -