Form 20-F
period 2022-12-31
PolyPid Ltd.
filed 2023-03-31
CIK 1611842

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 20-F

☐ REGISTRATION STATEMENT PURSUANTTO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2022

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

Dikla Czaczkes Akselbrad
Chief Executive Officer

PolyPid Inc.

372 Franklin Ave.

P.O. Box 558

Nutley, NJ 07110

Telephone: (908) 858-5995

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

19,851,833 ordinary shares as of December 31, 2022.

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

Yes ☒    No ☐

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

Yes ☐    No ☒

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing.

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

Yes ☐    No ☒

i

INTRODUCTION

We are a Phase 3 clinical-stage biopharmaceutical company focused on developing targeted, locally administered and prolonged-release therapeutics using our proprietary Polymer-Lipid Encapsulation matriX, or PLEX, technology. Our product candidates are designed to address diseases with high unmet medical needs by pairing our PLEX technology with drugs already approved by the U.S. Food and Drug Administration, or the FDA, or innovative drug candidates to achieve a novel therapeutic effect. Our PLEX technology is designed to deliver drugs directly to targeted treated sites in the body at predetermined release rates and predetermined durations ranging from several days to several months. We believe that our PLEX technology and product candidates have the potential to significantly improve the management of a variety of medical conditions, including surgical site infections, or SSIs, and cancer. Our lead product candidate, D-PLEX100, is in a pivotal Phase 3 confirmatory trial for the potential approval for prevention of open abdominal SSIs. D-PLEX100 pairs our novel proprietary PLEX technology with doxycycline, a first-line, broad spectrum and FDA-approved antibiotic D-PLEX100 is administered directly into the surgical site during surgery and provides a prolonged and continuous release of the broad-spectrum antibiotic doxycycline, resulting in high local concentration of the drug for a period of 30 days for the prevention of SSIs, including SSIs caused by standard of care antibiotic-resistant bacteria. Infections resulting from surgery can be fatal and create a significant public health burden despite the extensive use of systemically administered antibiotics both pre- and post-operatively and other measures taken to reduce infection risk in the intra-operative setting.

The World Health Organization, or WHO, estimates that SSIs result in up to $10 billion of additional hospital costs per year in the United States alone, and a further €11 billion per year in the European Union. The Centers for Disease Control and Prevention, or CDC, estimates that SSIs are the most costly healthcare-associated infection, or HAI, type of event in the United States. SSIs occur in approximately 2% to 5% of all patients undergoing inpatient surgery worldwide and account for 20% of all HAIs in United States. In their last guidelines, the WHO and the CDC have labeled SSIs as a high priority unmet medical need due to the associated morbidity, mortality and economic cost burden.

We believe that D-PLEX100, if approved, would be a significant improvement over the current standard of care, which includes systemic administration of antibiotics.

We initiated two Phase 3 trials of D-PLEX100, which we refer to as SHIELD I (Surgical site Hospital acquired Infection prEvention with Local D-PLEX100) and SHIELD II, for the prevention of abdominal (soft tissue) SSIs in the third and fourth quarters of 2020, respectively. In May 2021, the FDA agreed in a Type B meeting that a single pivotal Phase 3 study is sufficient, provided the study results are adequate, for potential approval of a D-PLEX100 new drug application, or NDA, for the prevention of SSIs in colorectal surgery.

In September 2022, we announced top-line results from the SHIELD I Phase 3 study of D-PLEX100 for the prevention of SSIs in abdominal surgery. SHIELD I study did not achieve its primary endpoint of reduction in SSIs, re-interventions due to SSIs and mortality in the Intent to Treat, or ITT, population, the local administration of D-PLEX100 and standard of care, or SoC, (n=485) resulted in a decrease in the primary endpoint of 23% compared to SoC alone (n=489) (p=0.1520). That said, in a pre-specified subgroup ITT analysis requested by the FDA of a total of 423 subjects with large incisions (>20 centimeters), the local administration of D-PLEX100 resulted in a significant reduction of 54% in the primary endpoint, compared to SoC alone (p=0.0032). Within the first 30 days post-surgery, SSIs decreased from 9.7% in the SoC treatment arm (n=211), as compared to 4.4% in the D-PLEX100 treatment arm (n=212). In addition, the SHIELD I study also showed a 34% reduction in the primary endpoint in patients with one or more personal risk factors (post hoc analysis; p=0.047; n=680) compared to standard of care. The SHIELD I study demonstrated a good safety profile of D-PLEX100 with no increase in serious or severe treatment emergent adverse events compared to standard of care.

In November 2022, we provided the FDA with available data from the SHIELD I study as part of a Type D meeting request. Following positive type D meeting communication with the FDA, which took place in January 2023 on the SHIELD I Phase 3 data, we now have a clear regulatory pathway toward a potential new drug application, or NDA, submission. Based on the data, particularly the 54% reduction observed in the primary endpoint in complex surgeries in a pre-specified subgroup analysis of patients with large open incisions (p=0.0032, n=423) compared to standard of care, the FDA acknowledged that the SHIELD I results may provide supportive evidence on this population and recommended that we conduct an additional study to support a potential NDA submission. The FDA stated that the ongoing SHIELD II study, which to date has enrolled over 200 patients, including approximately 40 patients with the appropriate large open surgical incisions, could potentially serve as such a study. The FDA also recognized that D-PLEX100’s proposed indication is for the prevention of infection and has the potential for wide use.

SHIELD II patient recruitment is expected to resume in the second quarter of 2023 with the enrollment of an estimated 550 additional patients. Total recruitment time into the study is anticipated to be approximately 12 months and top-line results are expected in mid-2024. Unblinded interim analysis is planned to be conducted once approximately 400 patients complete their 30-day follow-up.

In September 2022, we received confirmation from the European Medicines Agency, or EMA, that D-PLEX100 is eligible for submission of a Marketing Authorization Application, or MAA, in the European Union, or EU, under the EMA’s centralized procedure. The centralized process eligibility is granted to D-PLEX100 under the Therapeutic Innovation criteria which underscores that D-PLEX100 potentially provides a new alternative to patients in preventing post abdominal SSIs. As we have done with the FDA in the United States, we are currently preparing for expected near-term interactions with the European regulatory authorities regarding D-PLEX100, which are anticipated in the first half of 2023.

In addition to our lead program D-PLEX100, our pipeline includes an early-stage oncology program, OncoPLEX, PolyPid’s lead intra-tumoral cancer therapy drug candidate. OncoPLEX utilizes our PLEX technology to provide controlled local exposure to docetaxel, one of the most widely used chemotherapy agents, directly at the tumor site for several weeks to potentially reduce local tumor reoccurrence, the potential spreading of cancer cells, and ultimately improve the overall survival rate of cancer patients. Local delivery of drugs directly into the tumor site, especially in difficult to access tumors such as in the brain, may significantly improve the clinical outcome. The OncoPLEX intra-tumoral cancer therapy program has been evaluated successfully in various animal tumor models, including colon carcinoma and glioblastoma. We are currently finalizing chemical, manufacturing and control, or CMC, processes for OncoPLEX as we continue our efforts to begin clinical development.

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

Important factors that could cause actual results, developments and business decisions to differ materially from those anticipated in these forward-looking statements include, among other things:

●	our dependence on enrollment of patients in our clinical trials in order to continue development of our product candidates;
●	the outcomes of our anticipated interim analysis in our SHIELD II clinical trial;
●	our ability to raise capital through the issuance of securities;
●	our ability to advance the development of our product candidates, including the anticipated starting and ending dates of our anticipated clinical trials;
●	our assessment of the potential of our product candidates to treat certain indications;
●	our ability to successfully receive approvals from the U.S. FDA, EMA, or other applicable regulatory bodies, including approval to conduct clinical trials, the scope of those trials and the prospects for regulatory approval of, or other regulatory action with respect to our product candidates, including the regulatory pathway to be designated to our product candidates;
●	the regulatory environment and changes in the health policies and regimes in the countries in which we operate, including the impact of any changes in regulation and legislation that could affect the pharmaceutical industry;
●	our ability to commercialize our existing product candidates and future sales of our existing product candidates or any other future potential product candidates;
●	our ability to meet our expectations regarding the commercial supply of our product candidates;
●	the overall global economic environment;
●	the impact on us (including our ability to enroll patients in our clinical trials) of COVID-19 and its variants and resulting government actions;
●	the impact of competition and new technologies;
●	general market, political and economic conditions in the countries in which we operate;
●	projected capital expenditures and liquidity;
●	our ability to regain and effectively comply with the listing requirements, including the minimum bid requirement, of Nasdaq Stock Market LLC;
●	changes in our strategy;
●	litigation; and
●	those factors referred to in “Item 3. Key Information – D. Risk Factors,” “Item 4. Information on the Company,” and “Item 5. Operating and Financial Review and Prospects”, as well as in this annual report on Form 20-F generally.

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

v

Unless the context otherwise indicates or requires, PolyPid, BonyPid, Bacfenssi, Opzifend, Ssisurg, Elyfssi and Bacyssio are our proprietary trademarks. These trademarks are important to our business. Although we have omitted the “®” and “TM” trademark designations for such marks in this annual report on Form 20-F, all rights to such trademarks and service marks are nevertheless reserved.

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

Risks Related to Our Financial Condition and Capital Requirements

●	We have never generated revenues, have incurred significant losses since our inception and anticipate that we will continue to incur significant losses for the foreseeable future, and we may never achieve or maintain profitability.
●	We expect that we will need to raise substantial additional funding, which may not be available on acceptable terms, or at all. Failure to obtain funding on acceptable terms and on a timely basis may require us to curtail, delay or discontinue our product development efforts or other operations.

Risks Related to the Discovery, Development and Clinical Testing of Product Candidates

●	We depend on enrollment of patients in our clinical trials in order to continue development of our product candidates.
●	We are heavily dependent on the success of D-PLEX100, including obtaining regulatory approval to market D-PLEX100 in the United States and the European Union.
●	The outcome of our planned unblinded interim analysis in our SHIELD II trial may require that we enroll more patients than would have been the case without an interim analysis, in which case we will need to spend additional time, effort and financial resources on the SHIELD II trial, which may not ultimately be successful or support regulatory approval of D-PLEX100.
●	Improvement in standard of care infection prevention and control measures being undertaken in hospitals globally as a result of the COVID-19 pandemic may have decreased the rate of SSIs, which may adversely impact the ability of our clinical trials to demonstrate an improvement over the standard of care and may ultimately reduce our commercial opportunity even if our trials are successful.
●	Regulatory approval processes of the FDA, the EMA and comparable foreign regulatory authorities are lengthy, time-consuming, costly and unpredictable, and if we are ultimately unable to obtain regulatory approval for D-PLEX100 or any future product candidates, our business may fail.
●	PLEX is a novel technology, which makes it difficult to accurately and reliably predict the time and cost of development and of subsequently obtaining regulatory approval of D-PLEX100 or any future PLEX product candidates.
●	Clinical drug development is difficult to design and implement and involves a lengthy and expensive process with uncertain outcomes. We may be unable to successfully complete clinical development for any product candidates we may develop, including D-PLEX100.

Risks Related to Our Reliance on Third Parties

●	We rely on third parties to conduct certain elements of our preclinical studies, clinical trials and analytical tests, and perform other tasks for us. If these third parties do not successfully carry out their contractual duties, meet expected deadlines or comply with regulatory requirements, we may not be able to obtain regulatory approval for or commercialize our product candidates.
●	We rely on third parties to manufacture the raw materials, including the active pharmaceutical ingredient, that we use to create our product candidates. Our business could be harmed if existing and prospective third parties fail to provide us with sufficient quantities of these materials and products or fail to do so at acceptable quality levels or prices.
●	Our reliance on third parties requires us to share our trade secrets and intellectual property, which increases the possibility that a competitor will discover them or that our trade secrets and intellectual property will be misappropriated or disclosed.

Risks Related to Our Intellectual Property

●	If we are unable to obtain and maintain effective patent rights for our product candidates or any future product candidates, we may not be able to effectively protect our products and business and compete effectively in our markets.
●	If we are unable to protect the confidentiality of our trade secrets or know-how, such proprietary information may be used by others to compete against us.
●	We may not be successful in obtaining or maintaining necessary rights to our product candidates through acquisitions and in-licenses.

Risks Related to Our Business Operations

●	Our future success depends in part on our ability to retain our senior management team and to attract, retain and motivate other qualified personnel.
●	Due to our limited resources and access to capital, we must, and have in the past decided to, prioritize development of certain product candidates over other potential candidates. These decisions may prove to have been wrong and may adversely affect our revenues.
●	European data collection is governed by restrictive regulations governing the collection, use, processing and cross-border transfer of personal information. Failure to comply with such regulations may result in substantial fines, other administrative penalties and civil claims being brought against us.
●	Our business and operations have been and are likely to further continue to be adversely affected by the COVID-19 global pandemic.

Risks Related to Commercialization of Our Product Candidates

●	We have limited manufacturing experience and could experience production problems that result in delays in our development or commercialization programs or otherwise adversely affect our business.
●	We currently have no marketing and sales organization. If we are unable to establish sales and marketing capabilities or enter into agreements with third parties to market and sell our product candidates, we may be unable to generate any product revenue.
●	We are subject to significant regulatory oversight with respect to manufacturing our product candidates. Delays in establishing and obtaining regulatory approval of our manufacturing process and facility or disruptions in our manufacturing process may delay or disrupt our product development and commercialization efforts.
●	It may be difficult for us to profitably sell our product candidates if coverage and reimbursement for these products, or the procedures in which they are used, is limited by government authorities and/or third-party payor policies.

Risks Related to Ownership of Our Ordinary Shares

●	The market price of our Ordinary Shares may be highly volatile, and you may not be able to resell your Ordinary Shares at or above the price you paid.
●	Our executive officers, directors and principal shareholders have the ability to exert significant control over matters submitted to our shareholders for approval.
●	We may be or may become classified as a passive foreign investment company. If we are or become classified as a passive foreign investment company, our U.S. shareholders may suffer adverse tax consequences as a result.
●	If a United States person is treated as owning at least 10% of our shares, such holder may be subject to adverse U.S. federal income tax consequences.
●	If we are unable to comply with Nasdaq Stock Market LLC minimum bid requirement, our Ordinary Shares could be delisted from Nasdaq Stock Market LLC, and as a result we and our shareholders could incur material adverse consequences, including a negative impact on our liquidity, our shareholders’ ability to sell shares and our ability to raise capital.

Risks Related to Israeli Law and Our Operations in Israel

●	Our headquarters and other significant operations are located in Israel, and, therefore, our results may be adversely affected by political, economic and military instability in Israel.
●	We received Israeli government grants for certain of our research and development activities, the terms of which may require us to pay royalties and to satisfy specified conditions in order to manufacture products and transfer technologies outside of Israel. If we fail to satisfy these conditions, we may be required to pay penalties and refund grants previously received.
●	Provisions of Israeli law and our amended and restated articles of association may delay, prevent or otherwise impede a merger with, or an acquisition of, us, which could prevent a change of control, even when the terms of such a transaction are favorable to us and our shareholders.

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

We are a Phase 3 clinical-stage biopharmaceutical company. We have incurred operating losses each year since our inception, including operating losses of $38.9 million and $43.1 million for the years ended December 31, 2022 and 2021, respectively. As of December 31, 2022, we had an accumulated deficit of $214.4 million. We have devoted substantially all of our financial resources to designing and developing our PLEX product candidates, including conducting clinical trials and preclinical studies and providing general and administrative support for these operations. We expect that we will continue to incur expenses and operating losses for the foreseeable future as we continue clinical development of D-PLEX100 for the prevention of SSIs and develop other product candidates using our PLEX technology. Our ability to ultimately achieve revenues and profitability is dependent upon our ability to successfully complete the development of D-PLEX100 and any future product candidates, obtain necessary regulatory approvals for and successfully manufacture, market and commercialize our products.

We anticipate that we will continue to incur expenses based on a number of factors, including to the extent that we:

●	continue our clinical development of D-PLEX100, including our ongoing Phase 3 trials of D-PLEX100 for the prevention of SSIs in abdominal (soft tissue) surgeries;
●	require an increase of sample size in our SHIELD II clinical trial as a result of our anticipated interim analysis;
●	seek regulatory and marketing approvals for any product candidates that successfully complete clinical trials;
●	build the necessary commercial and medical infrastructure in the United States to successfully launch any products, including hiring field and office based staff;
●	advance our preclinical and research and development programs, including, without limitation, our OncoPLEX program;
●	identify, assess, acquire, license and/or develop other product candidates;
●	manufacture current good manufacturing practices, or cGMP, material for clinical trials or potential commercial sales, either at our manufacturing facility or through third-party contract manufacturers;
●	establish a sales, marketing and distribution infrastructure to commercialize any products for which we may obtain marketing approval;
●	hire personnel and invest in additional infrastructure to support our operations and expand our product development;
●	enter into agreements to license intellectual property from third parties;
●	develop, maintain, protect and expand our intellectual property portfolio; and
●	experience any delays or encounter issues with respect to any of the above, including, but not limited to, failed trials, complex results, safety issues or other regulatory challenges that require longer follow-up of existing clinical trials, additional major clinical trials or additional supportive studies in order to pursue marketing approval.

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

We have no products approved for marketing in any jurisdiction and we have never generated any revenue from product sales. Our ability to generate revenue and achieve profitability depends on our ability, alone or with strategic collaboration partners, to successfully complete the development of, and obtain the regulatory and marketing approvals necessary to commercialize, D-PLEX100 or any future product candidates. We do not anticipate generating revenue from product sales for at least the next few years. Our ability to generate future revenue from product sales will depend heavily on our ability to:

●	complete research and preclinical and clinical development of D-PLEX100 and any future product candidates in a timely and successful manner, including our ability to resume enrollment in our SHIELD II Phase 3 trial of D-PLEX100;
●	obtain regulatory and marketing approval for any product candidates for which we complete clinical trials, including, without limitation, with respect to safety and efficacy data;
●	maintain and enhance a commercially viable, sustainable, scalable, reproducible and transferable manufacturing process for D-PLEX100 and any future product candidates that is compliant with cGMPs;

●	establish and maintain supply and, if applicable, manufacturing relationships with third parties that can provide, in both amount and quality, adequate products to support clinical development and the market demand for D-PLEX100 and any future product candidates, if and when approved;
●	launch and commercialize any product candidates for which we obtain regulatory and marketing approval, either directly by establishing commercial and medical infrastructure, and/or with collaborators or distributors;
●	expose and educate physicians and other medical professionals to use our products;
●	obtain market acceptance, if and when approved, of D-PLEX100 and any future product candidates from the medical community and third-party payors;
●	ensure our product candidates are approved for reimbursement from governmental agencies, health care providers and insurers in jurisdictions where they have been approved for marketing;
●	address any competing technological and market developments that impact D-PLEX100 and any future product candidates or their prospective usage by medical professionals;
●	identify, assess, acquire and/or develop new product candidates;
●	negotiate favorable terms in any collaboration, licensing or other arrangements into which we may enter and perform our obligations under such collaborations;
●	maintain, protect and expand our portfolio of intellectual property rights, including patents, patent applications, trade secrets and know-how;
●	avoid and defend against third-party interference or infringement claims;
●	attract, hire and retain qualified personnel; and
●	locate and lease or acquire suitable facilities to support our clinical development, manufacturing facilities and commercial expansion.

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

The report of our independent registered public accounting firm on our audited consolidated financial statements for the period ended December 31, 2022, contains an explanatory paragraph regarding substantial doubt about our ability to continue as a going concern. Our consolidated financial statements do not include any adjustments that might result from the outcome of the uncertainty regarding our ability to continue as a going concern. This going concern opinion could materially limit our ability to raise additional funds through the issuance of equity or debt securities or otherwise. Further reports on our consolidated financial statements may include an explanatory paragraph with respect to our ability to continue as a going concern. Until we can generate significant recurring revenues, we expect to satisfy our future cash needs through debt or equity financing. We cannot be certain that additional funding will be available to us on acceptable terms, if at all. If funds are not available, we may be required to delay, reduce the scope of, or eliminate research or development plans for, or commercialization efforts with respect to our products. This may raise substantial doubts about our ability to continue as a going concern.

We expect that we will need to raise substantial additional funding, which may not be available on acceptable terms, or at all. Failure to obtain funding on acceptable terms and on a timely basis may require us to curtail, delay or discontinue our product development efforts or other operations.

We are currently advancing D-PLEX100 through clinical development in order to obtain regulatory approval. Developing product candidates is expensive, and we expect to continue to incur research and development expenses in connection with our ongoing activities, particularly as we advance product candidates through clinical trials and regulatory approval.

To date, we have financed our operations primarily through the sale of equity securities, convertible loans made by certain of our shareholders or other loan facilities, and royalty-bearing and non-royalty bearing grants that we received from the IIA and FP7. As of March 26, 2023, we had cash, cash equivalents and short-term deposits of $10.4 million. We will require significant additional financing to fund our operations. Our future funding requirements will depend on many factors, including but not limited to:

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

We cannot guarantee that financing will be available in sufficient amounts or on terms acceptable to us, if at all, and the terms of any financing may adversely affect the interests or rights of our shareholders. Even if we believe that we have sufficient funds for our current or future operating plans, we may seek additional capital if market conditions are favorable or if we have specific strategic considerations. The issuance of additional securities, whether equity or debt, by us, or the possibility of such issuance, may cause the market price of our shares to decline. Further, our ability to raise additional capital may be adversely impacted by potential worsening global economic conditions and the disruptions to and volatility in the credit and financial markets in the United States and worldwide.

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

We completed the SHIELD I trial and will resume the SHIELD II trial for the prevention of open abdominal SSIs. Our anticipated time to data in SHIELD II trial is subject to our ability to recruit sufficient eligible patients and the number and size of cohorts that will need to be enrolled prior to observing activity, if achieved at all for the dose escalation and expansion arms of the trial. There can be no assurance that we will complete enrollment or have data from the trial when we anticipate or at all. The timely completion of the clinical trial in accordance with its protocol depends, among other things, on our ability to enroll a sufficient number of patients that are in line with our inclusions and exclusion criteria and our ability to monitor these patients as required.

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

To date, we have invested all of our efforts and financial resources to: (i) research and develop our PLEX technology, our lead product candidate, D-PLEX100, and our preclinical and research and development programs, including conducting preclinical studies and clinical trials, and providing general and administrative support for these operations; (ii) develop and secure our intellectual property portfolio for D-PLEX100 and our PLEX technology and (iii) invest in our current manufacturing facility. Our future success is dependent on our ability to successfully develop, obtain regulatory approval for and commercialize one or more of our current and future product candidates. Our product candidates’ marketability is subject to significant risks associated with successfully completing current and future clinical trials, including:

●	our ability to complete our ongoing SHIELD II Phase 3 clinical trial of D-PLEX100 for the prevention of open abdominal SSIs in a timely fashion and that such Phase 3 clinical trial, even if successfully completed, will be sufficient to support approval of an NDA;
●	acceptance by the FDA, EMA or other regulatory agencies of our strategies for seeking regulatory approvals for D-PLEX100 and any future product candidates, including our proposed indications, primary and secondary endpoint assessments and measurements, safety evaluations and regulatory pathways;

●	the acceptance by the FDA, EMA or other regulatory agencies of the number, design, size, conduct and implementation of our clinical trials, our trial protocols and the interpretation of data from preclinical studies or clinical trials;
●	our ability to successfully complete the clinical trials of D-PLEX100 and any future product candidates, including timely patient enrollment and acceptable safety and efficacy data and our ability to demonstrate the safety and efficacy of the product candidates undergoing such clinical trials;
●	the willingness of the FDA, EMA or other regulatory agencies to schedule an advisory committee meeting in a timely manner in connection with our regulatory submissions, if such advisory committee meetings are required;

●	the recommendation of the FDA’s advisory committee to approve our applications to market D-PLEX100 and any future product candidates in the United States, and the EMA’s approval to market D-PLEX100 in the EU, if such advisory committee reviews are scheduled, without limiting the approved labeling, specifications, distribution or use of the products, or imposing other restrictions;
●	the satisfaction of the FDA, EMA or other regulatory agencies with the safety and efficacy of D-PLEX100 and any future product candidates;
●	the prevalence and severity of adverse events associated with D-PLEX100 and any future product candidates;
●	the timely and satisfactory performance by third-party contractors, trial sites and principal investigators of their obligations in relation to our clinical trials;
●	our success in educating medical professionals and patients about the benefits, administration and use of D-PLEX100 and any future product candidates, if approved;
●	our success in educating payers and hospital administrators about the potential cost savings benefits that D-PLEX100 can deliver;
●	the availability, perceived advantages, relative cost, safety and efficacy of alternative and competing treatments for the indications addressed by D-PLEX100 and any future product candidates;
●	the effectiveness of our marketing, sales and distribution strategy, and operations, as well as that of any current and future licensees;
●	our ability to scale, validate and maintain a commercially viable manufacturing process that is cGMP-compliant;
●	our ability to obtain, protect and enforce our intellectual property rights with respect to D-PLEX100, any future product candidates and our PLEX technology; and
●	changes to regulatory guidelines.

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

The outcome of our planned unblinded interim analysis in our SHIELD II trial may require that we enroll more patients than would have been the case without an interim analysis, in which case we will need to spend additional time, effort and financial resources on the SHIELD II trial which may not ultimately be successful or support regulatory approval of D-PLEX100.

SHIELD II patient recruitment is expected to resume in the second quarter of 2023 with the enrollment of an estimated 550 additional patients. Recruitment time into the study, once it resumes, is anticipated to be approximately 12 months and top-line results are expected in mid-2024. Unblinded interim analysis is planned to be conducted once approximately 400 patients complete their 30-day follow-up. The anticipated interim analysis will allow for an early trial stopping due to efficacy or futility, or sample size reassessment. This interim analysis may not result in positive findings for the prevention of open abdominal SSIs sufficient to support submission of an NDA for D-PLEX100, in which case we may need to significantly increase enrollment in the trial to improve its statistical power. Any increase in enrollment in the trial would cost us significantly more and cause us to delay any final analysis to determine whether or not the trial was successful to support an NDA submission. Increasing the size of the SHIELD II trial because of the interim analysis may result in pursuing further development of D-PLEX100 for an indication in which it may ultimately be unsuccessful.

Our decision to implement an interim analysis for the SHIELD II trial may lead to an erroneous decision to stop the trial early or continue the trial with the expenditure of time, effort and financial resources to a conclusion that may ultimately be unsuccessful.

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

In the United States, we will be required to submit an NDA to obtain FDA approval before marketing any product candidate. An NDA must include extensive preclinical and clinical data and supporting information to establish the product candidate’s safety and efficacy for each desired indication. In the case of an NDA covered by Section 505(b)(2) of the Federal Food, Drug, and Cosmetic Act, or the FFDCA, we may rely in part on data not developed by us and for which we have not obtained a right of reference or use, including published scientific literature or the FDA’s findings of safety and/or effectiveness for a previously approved drug. The NDA must also include significant information regarding the chemistry, manufacturing and controls for the product. The FDA may further inspect our manufacturing facilities to ensure that the facilities can manufacture any product candidate and any product, if and when approved, in compliance with the applicable regulatory requirements, as well as inspect our clinical trial sites to ensure that our trials are properly conducted. Obtaining approval of an NDA is a lengthy, expensive and uncertain process, and approval may not be obtained. Upon submission of an NDA, the FDA must make an initial determination that the application is sufficiently complete to accept the submission for filing. We cannot be certain that any submissions will be accepted for filing and review by the FDA, or ultimately be approved. If the application is not accepted for review or approval, the FDA may require that we conduct additional clinical or preclinical trials, or take other actions before it will reconsider our application. If the FDA requires additional trials or data, we would incur increased costs and delays in the marketing approval process, which may require us to expend more resources than we have available. Even if the FDA agrees that results from our SHIELD II trial evaluating D-PLEX100 for the prevention of SSIs in open abdominal surgeries are sufficient to support the submission of an NDA, the FDA may determine that the data from this trial support a narrower indication than we may propose, if the FDA were to approve such NDA at all. In addition, the FDA may not consider any additional information to be complete or sufficient to support approval.

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

Results from preclinical studies or early-stage clinical trials are not necessarily predictive of future clinical trial results. Preclinical tests and Phase 1 and Phase 2 clinical trials are primarily designed to test safety, to study pharmacokinetics and pharmacodynamics and to understand the side effects of product candidates at various doses and schedules. Success in preclinical or animal studies and early clinical trials does not ensure that later, large-scale efficacy trials will be successful nor does it predict final results. Our product candidates may fail to show the desired safety and efficacy in clinical development despite positive results in preclinical studies or after having successfully advanced through initial clinical trials. This failure might cause us to abandon further development of D-PLEX100 for the prevention of SSIs, which is currently our most advanced product candidate. Further, data obtained from the SHIELD I pivotal clinical trial are not necessarily predictive of future results from the ongoing SHIELD II pivotal trial, and are susceptible to varying interpretations, which could delay, limit or prevent regulatory approval. For example, even if the SHIELD II protocol is now focusing on patients undergoing surgeries with incisions greater than 20 cm based on positive results observed in the SHIELD I pre-specified subgroup ITT analysis of a total of 423 subjects with large incisions (>20 centimeters), there is significant risk that we will fail to reproduce the same results of achieve favorable results in SHIELD II at all and receive regulatory approval. Further, data obtained from pivotal clinical studies are susceptible to varying interpretations, which could delay, limit or prevent regulatory approval.

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

As an organization, we may be unable to successfully complete clinical development for any product candidates we may develop, including D-PLEX100.

We will need to successfully complete pivotal clinical trials in order to obtain the approval of the FDA, EMA or other regulatory agencies to market D-PLEX100 or any future product candidates. Carrying out clinical trials and the submission of a successful NDA is a complicated process. As an organization, we have limited experience in conducting later stage or pivotal clinical trials and have limited experience in preparing, submitting and prosecuting regulatory filings. Consequently, we may be unable to successfully and efficiently execute and complete necessary clinical trials, including our ongoing SHIELD II Phase 3 trial, in a way that leads to marketing approval of D-PLEX100. We may require more time and incur greater costs than our competitors and may not succeed in obtaining regulatory approvals of product candidates that we develop. Failure to commence or complete, or delays in, our planned clinical trials, could prevent us from or delay us in commercializing D-PLEX100. See “Risks Related to Our Reliance on Third Parties”. We rely on third parties to conduct certain elements of our preclinical and clinical trials and perform other tasks for us. If these third parties do not successfully carry out their contractual duties, meet expected deadlines or comply with regulatory requirements, we may not be able to obtain regulatory approval for or commercialize our product candidates.

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

We may not be able to identify, recruit and enroll a sufficient number of patients to complete our clinical trials because of the perceived risks and benefits of the product candidate under study, the availability and efficacy of competing therapies and clinical trials, the proximity and availability of clinical trial sites for prospective patients and the patient referral practices of physicians. We may also face challenges in identifying trial sites and enrolling patients in global trials such as our ongoing SHIELD II Phase 3 trial of D-PLEX100. If patients are unwilling to participate in our trials for any reason, the timeline for recruiting patients, conducting trials and obtaining regulatory approval of potential products will be delayed.

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

Regulatory authorities also may approve a product candidate for more limited indications than requested or they may impose significant limitations in the form of warnings or a REMS. These regulatory authorities may require precautions or contra-indications with respect to conditions of use or they may grant approval subject to the performance of costly post-marketing clinical trials. In addition, regulatory authorities may not approve the labeling claims that are necessary or desirable for the successful commercialization of any of our product candidates. For example, the FDA may disagree that our Phase 3 trials evaluating D-PLEX100 are sufficient to support either NDA submissions seeking approval for the specific indications under evaluation in our ongoing and potential future Phase 3 trials or NDA submissions seeking approval for broader indications covering the prevention of SSIs. Although we intend to pursue a broad label for D-PLEX100, to date we have not had any discussions with, nor received any feedback from, the FDA with respect to the possibility of pursuing a label broader than the prevention of SSIs following abdominal surgery. Even if the FDA were to agree that these trials were sufficient to support one or more NDA submissions, the FDA may determine that the data from these trials support more narrow indications than we may propose, if the FDA were to approve such NDA submissions at all. If the FDA does not agree that our ongoing and potential future Phase 3 trials support the submission of an NDA for any indication, we will be required to conduct additional clinical trials to support our proposed indications. Any of the foregoing scenarios could materially harm the commercial prospects for our product candidates and materially and adversely affect our business, financial condition, results of operations and prospects.

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

Eligibility by EMA for submission of an MAA in the EU under the centralized procedure may not eventually lead to an approval for submission of an MAA under the centralized procedure nor a faster regulatory review or approval process.

In September 2022, we received confirmation from the EMA that D-PLEX100 is eligible for submission of an application for a EU Marketing Authorisation (centralized Procedure) under Article 3(2)b – Therapeutic innovation (EC) No 726/2004. The centralized process eligibility is granted to D-PLEX100 under the Therapeutic Innovation criteria which underscores that D-PLEX100 potentially provides a new alternative to patients in preventing post abdominal SSIs.

However, the receipt of a confirmation from the EMA that D-PLEX100 is eligible for submission of an MAA in the EU under the EMA’s centralized procedure may not eventually result in an approval by the EMA that D-PLEX100 is eligible for submission of a MAA in the EU under the Agency’s centralized procedure nor result in a faster review or approval compared to product candidates considered for approval under conventional EMA national procedures and it would not assure ultimate approval by the EMA. In addition, even if D-PLEX100 is eligible for submission of an MAA in the under the Agency’s centralized procedure, the EMA may later decide that the product candidate no longer meets the conditions for qualification.

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

Our current and future operations may be directly or indirectly through our relationships with U.S. healthcare providers, patients and other persons and entities, subject to broadly applicable fraud and abuse and other healthcare laws and regulations that may constrain our business or financial arrangements and relationships through which we research, market, sell and distribute our products in the United States. In addition, we may be subject to patient privacy regulation by both the federal government and the states in which we conduct our business. The laws that may affect our ability to operate include:

●	The U.S. Anti-Kickback Statute prohibits, among other things, any person or entity from knowingly and willfully offering, paying, soliciting, receiving or providing any remuneration, directly or indirectly, overtly or covertly, to induce or in return for purchasing, leasing, ordering or arranging for or recommending the purchase, lease or order of any item or service reimbursable, in whole or in part, under Medicare, Medicaid or other U.S. federal healthcare programs. The U.S. Anti-Kickback Statute has been interpreted to apply to arrangements between pharmaceutical manufacturers on the one hand and prescribers, purchasers, and formulary managers, among others, on the other. There are a number of statutory exceptions and regulatory safe harbors protecting some common activities from prosecution, but the exceptions and safe harbors are drawn narrowly and require strict compliance in order to offer protection.
●	The U.S. federal false claims laws, including the False Claims Act, or FCA, and civil monetary penalties laws, which prohibit any person or entity from, among other things, knowingly presenting, or causing to be presented, a false, fictitious or fraudulent claim for payment to, or approval by, the U.S. federal government or knowingly making, using or causing to be made or used a false record or statement material to a false or fraudulent claim to the U.S. federal government. As a result of a modification made by the Fraud Enforcement and Recovery Act of 2009, a claim includes “any request or demand” for money or property presented to the U.S. government. In addition, manufacturers can be held liable under the FCA even when they do not submit claims directly to government third-party payors if they are deemed to “cause” the submission of false or fraudulent claims. The FCA also permits a private individual acting as a “whistleblower” to bring actions on behalf of the federal government alleging violations of the FCA and to share in any monetary recovery. FCA liability is potentially significant in the healthcare industry because the statute provides for treble damages and mandatory penalties per false claim or statement. Government enforcement agencies and private whistleblowers have investigated pharmaceutical companies for or asserted liability under the FCA for a variety of alleged promotional and marketing activities, such as providing free product to customers with the expectation that the customers would bill federal programs for the product; providing consulting fees and other benefits to physicians to induce them to prescribe products; engaging in promotion for “off-label” uses; and submitting inflated best price information to the Medicaid Rebate Program.
●	The U.S. Health Insurance Portability and Accountability Act of 1996, or HIPAA, prohibits, among other actions, knowingly and willfully executing, or attempting to execute, a scheme to defraud any healthcare benefit program, including private third-party payors, knowingly and willfully embezzling or stealing from a healthcare benefit program, willfully obstructing a criminal investigation of a healthcare offense, and knowingly and willfully falsifying, concealing or covering up a material fact or making any materially false, fictitious or fraudulent statement in connection with the delivery of or payment for healthcare benefits, items or services.
●	The Physician Payments Sunshine Act, enacted as part of the Patient Protection and Affordable Care Act, as amended by the Health Care and Education Reconciliation Act of 2010, or collectively, the ACA, imposes, among other things, annual reporting requirements for covered manufacturers for certain payments and “transfers of value” provided to physicians (defined to include doctors, dentists, optometrists, podiatrists and chiropractors), certain other healthcare professionals (such as physician assistants and nurse practitioners), and teaching hospitals, as well as ownership and investment interests held by the physicians described above and their immediate family members.

●	HIPAA, as amended by the Health Information Technology for Economic and Clinical Health Act, or HITECH, and their respective implementing regulations established standards to protect individuals' medical records and other individually identifiable health information (collectively defined as “protected health information”). This legislation requires appropriate safeguards to protect the privacy of protected health information and sets limits and conditions on the uses and disclosures that may be made of such information without an individual’s authorization. HIPAA also gives individuals rights over their protected health information, and imposes, among other things, specified requirements relating to the privacy, security and transmission of individually identifiable health information held by covered entities, which include certain healthcare providers, health plans and healthcare clearinghouses, and their business associates, which include individuals or entities that perform services for covered entities that involve the creation, use, maintenance or disclosure of, individually identifiable health information as well as their covered subcontractors. HITECH also created new tiers of civil monetary penalties, amended HIPAA to make civil and criminal penalties directly applicable to business associates, and gave state attorneys general new authority to file civil actions for damages or injunctions in U.S. federal courts to enforce the federal HIPAA laws and seek attorneys’ fees and costs associated with pursuing federal civil actions. In addition, state laws govern the privacy and security of health information in specified circumstances, many of which differ from each other in significant ways and may not have the same effect, thus complicating compliance efforts.
●	European and other foreign law equivalents of each of the laws, including reporting requirements detailing interactions with and payments to healthcare providers.

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

In addition, in the United States, there have been a number of legislative and regulatory proposals to change the health care system in ways that could affect our ability to sell our products profitably. The pharmaceutical industry in the United States, as an example, has been affected by the passage of the ACA, which, among other things, imposed new fees on entities that manufacture or import certain branded prescription drugs and expanded pharmaceutical manufacturer obligations to provide discounts and rebates to certain government programs. There have been executive, judicial and Congressional challenges to certain aspects of the ACA. For example, on June 17, 2021, the U.S. Supreme Court dismissed a challenge on procedural grounds that argued the ACA is unconstitutional in its entirety because the “individual mandate” was repealed by Congress. On August 16, 2022, President Biden signed the Inflation Reduction Act of 2022, or IRA, into law, which among other things, extends enhanced subsidies for individuals purchasing health insurance coverage in ACA marketplaces through plan year 2025. The IRA also eliminates the "donut hole" under the Medicare Part D program beginning in 2025 by significantly lowering the beneficiary maximum out-of-pocket cost and creating a new manufacturer discount program. It is possible that the ACA will be subject to judicial or Congressional challenges in the future. It is unclear how any such challenges and the healthcare reform measures of the Biden administration will impact the ACA and our business.

Other legislative changes have been proposed and adopted in the United States since the ACA was enacted. These changes include, among others, aggregate reductions to Medicare payments to providers of up to 2% per fiscal year, which went into effect in 2013 and, due to subsequent legislative amendments to the statute, will remain in effect until 2031 unless additional Congressional action is taken. Under current legislation, the actual reduction in Medicare payments will vary from 1% in 2022 to up to 4% in the final fiscal year of this sequester. Congress is considering additional health reform measures. For example, Congress is currently considering the Pioneering Antimicrobial Subscriptions to End Upsurging Resistance Act, or PASTEUR Act, which, if passed, would establish a program to foster antimicrobial innovation. Further, the Developing an Innovative Strategy for Antimicrobial Resistant Microorganisms Act of 2021, or DISARM Act, is also pending in Congress and, if passed, would encourage the development and use of antimicrobial drugs. It is uncertain if or when either of these bills will be enacted or whether either bill will be enacted in its current form.

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

For example, in July 2021, the Biden administration released an executive order, “Promoting Competition in the American Economy,” with multiple provisions aimed at prescription drugs. In response to President Biden’s executive order, on September 9, 2021, the Department of Health and Human Services, or HHS, released a Comprehensive Plan for Addressing High Drug Prices that outlines principles for drug pricing reform and sets out a variety of potential legislative policies that Congress could pursue as well as potential administrative actions HHS can take to advance these principles. Further, the IRA, among other things (i) directs HHS to negotiate the price of certain high-expenditure, single-source drugs and biologics covered under Medicare and (ii) imposes rebates under Medicare Part B and Medicare Part D to penalize price increases that outpace inflation. These provisions will take effect progressively starting in fiscal year 2023, although they may be subject to legal challenges. It is currently unclear how the IRA will be implemented but is likely to have a significant impact on the pharmaceutical industry. Additionally, the Biden administration released an additional executive order on October 14, 2022, directing HHS to report on how the Center for Medicare and Medicaid Innovation can be further leveraged to test new models for lowering drug costs for Medicare and Medicaid beneficiaries. Individual states in the United States have also become increasingly active in passing legislation and implementing regulations designed to control pharmaceutical product pricing, including price or patient reimbursement constraints, discounts, restrictions on certain product access and marketing cost disclosure and transparency measures, and in some cases, designed to encourage importation from other countries and bulk purchasing. In the future, there will likely continue to be proposals relating to the reform of the U.S. healthcare system, some of which could further limit coverage and reimbursement of drug products, including our product candidates. Any reduction in reimbursement from Medicare or other government programs may result in a similar reduction in payments from private payors. Our results of operations could be adversely affected by the ACA and by other health care reforms that may be enacted or adopted in the future.

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

Prescription drugs may be promoted only for the approved indications in accordance with the approved label. The FDA and other agencies actively enforce the laws and regulations prohibiting the promotion of off-label uses, and a company that is found to have improperly promoted off-label uses may be subject to significant liability. If the FDA does not agree that our data support the submission of an NDA seeking approval for the prevention of SSIs, we will train our marketing and sales personnel to not promote our products, if approved, for any off-label uses. We cannot, however, prevent a physician from using our products off-label, when in the physician’s independent professional medical judgment he or she deems it appropriate. For example, if we obtain approval of D-PLEX100 for the prevention of SSIs in patients undergoing abdominal surgery, physicians may nevertheless decide to use D-PLEX100 in an attempt to prevent infections in connection with other types of surgeries, and there may be increased risk of injury to patients if physicians attempt to use our products for these uses for which they are not approved. While the FDA does not regulate the behavior of physicians in their choice of treatments, the FDA does restrict manufacturer’s communications on the subject of off-label use of their products. Furthermore, the use of our products for indications other than those approved by the FDA or any foreign regulatory body may not effectively treat such conditions, which could harm our reputation in the marketplace among physicians and patients.

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

Although we expect that our manufacturing facility will be the primary source of clinical and commercial supply for D-PLEX100 for at least the first 48 months following a commercial launch, if approved, we intend to evaluate potential third-party manufacturing capabilities if necessary to meet further commercial demand if and when required. In the event that we engage third-party manufacturers and they do not successfully carry out their contractual duties, meet expected deadlines or manufacture D-PLEX100 in accordance with regulatory requirements or if there are disagreements between us and any third-party manufacturer, we may be delayed in producing sufficient clinical and commercial supply of D-PLEX100 or other product candidates. In such instances, we may need to locate an appropriate replacement third-party relationship, which may not be readily available or on acceptable terms, which would cause additional delay or increased expense and would thereby have a material adverse effect on our business, financial condition, results of operations and prospects.

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

We also rely or may in the future rely on third- party manufacturers to conduct quality control reviews, packaging and serialization services for our product candidates or any approved products. We cannot assure you that any stability, sterility or other issues relating to the manufacture of any of our product candidates or any approved products will not occur in the future.

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

As of March 26, 2023, our portfolio of owned patents and patent applications consists of seven families that protect our technology, including 146 issued patents, including utility and composition of matter patents, five patent applications that have been allowed, 10 pending patent applications in the United States, Canada, China, Europe, Japan, Israel, the Eurasian Patent Organization, India, Mexico, New Zealand, the Philippines, Singapore, South Korea and Thailand and one published Patent Cooperation Treaty, or PCT, application. We cannot offer any assurances about which, if any, patents will issue, the breadth of any such patent or whether any issued patents will be found invalid and unenforceable or will be threatened by third parties. Any successful opposition to these patents or any other patents owned by or licensed to us after patent issuance could deprive us of rights necessary for the successful commercialization of any product candidates that we may develop. Further, if we encounter delays in regulatory approvals, the period of time during which we could market a product candidate under patent protection could be reduced.

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

It is also possible that we have failed to identify relevant third-party patents or applications. For example, U.S. applications filed before November 29, 2000 and certain U.S. applications filed after that date that will not be filed outside the U.S. remain confidential until patents issue. Patent applications in the U.S. and elsewhere are published approximately 18 months after the earliest filing to which priority is claimed, with such earliest filing date being commonly referred to as the priority date. Therefore, patent applications covering our product candidates or platform technology could have been filed by others without our knowledge. Additionally, pending patent applications which have been published can, subject to certain limitations, be later amended in a manner that could cover our platform technologies, our product candidates or the use of our product candidates. Third- party intellectual property right holders may also actively bring infringement claims against us. We cannot guarantee that we will be able to successfully settle or otherwise resolve such infringement claims. If we are unable to successfully settle future claims on terms acceptable to us, we may be required to engage in or continue costly, unpredictable and time-consuming litigation and may be prevented from or experience substantial delays in pursuing the development of and/or marketing of our product candidates. If we fail in any such dispute, in addition to being forced to pay damages, we may be temporarily or permanently prohibited from commercializing our product candidates that are held to be infringing. We might, if possible, also be forced to redesign our product candidates so that we no longer infringe the third- party intellectual property rights. Any of these events, even if we were ultimately to prevail, could require us to divert substantial financial and management resources that we would otherwise be able to devote to our business.

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

Kreos Capital VI (Expert Fund) LP may seize our owned equipment, intellectual property and all shares we hold in PolyPid Inc. and PolyPid Pharma SRL if we fail to repay a loan.

On April 5, 2022, we entered into a secured loan agreement, or the Loan Agreement, for up to $15 million with Kreos Capital VI (Expert Fund) LP, or Kreos. For more information regarding the Loan Agreement please see “Item 5.C- Liquidity and Capital Resources”. Under the Loan Agreement, we granted Kreos a first priority fixed charge over all of our owned equipment and intellectual property, including without limitation, copyrights, patents, trademarks and trade names, as well as all shares we hold in PolyPid Inc. and PolyPid Pharma SRL. That means that our owned equipment, intellectual property assets and our ownership of the shares of PolyPid Inc. and PolyPid Pharma SRL are used as collateral for the loan. Additionally, PolyPid Inc. entered into a guaranty agreement with Kreos, all as security for monies borrowed by us under the Loan Agreement. Kreos may seize our owned equipment, intellectual property all shares we hold in PolyPid Inc. and PolyPid Pharma SRL if we fail to repay the loan, which could materially and adversely effect our operations. On March 29, 2023, we entered into an amendment to the Credit Line. Pursuant to this amendment, 70% of the remaining principal and interest repayments will be delayed and repaid on a monthly equal basis from August 2024 to May 2026. The amended secured loan now bears interest at a rate of 10.00%, and we will pay a restructuring fee to Kreos consisting of 1.00% on close of the amendment and an incremental 3.00% at maturity. In return for this additional deferral of repayment, Kreos has the right to receive a potential claw back payment on account of the then outstanding principal amount. This claw back mechanism will be triggered by additional incoming funds from future partnership agreement or additional financing. If triggered, the minimum claw back to be paid is $1.5 million but will not exceed $3 million. Further, the outstanding warrants Kreos received were repriced to have an exercise price of $0.42 per share.

Risks Related to Our Business Operations

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

Our business and operations have been and may further be adversely affected by the COVID-19 global pandemic.

Our business and operations have been and, although COVID-19 pandemic continues to decline globally, may further be adversely affected by the effects of the COVID-19 virus. The COVID-19 pandemic has resulted in travel and other restrictions in order to reduce the spread of the disease, including public health directives and orders in Israel, the United States and the European Union that, among other things and for various periods of time, directed individuals to shelter at their places of residence, directed businesses and governmental agencies to cease non-essential operations at physical locations, prohibited certain non-essential gatherings and events and ordered cessation of non-essential travel. Government orders or other restrictions on the conduct of business operations related to the COVID-19 pandemic may negatively impact productivity and may disrupt our ongoing research and development activities and our clinical programs and timelines, the magnitude of which will depend, in part, on the length and severity of the restrictions and other limitations on our ability to conduct our business in the ordinary course. Further, such orders also may impact the availability or cost of materials, which would disrupt our supply chain and manufacturing efforts and could affect our ability to conduct ongoing and planned clinical trials and preparatory activities.

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

The manufacturing process we use to produce D-PLEX100 has not been validated for commercial use. Although we have increased the scale of our manufacturing process in order to produce sufficient quantities of D-PLEX100 for our ongoing and planned clinical trials and at least the first 48 months following a commercial launch, if D-PLEX100 is approved, in the future we will need to increase the scale of our manufacturing process either at our facility or at third-party manufacturers, or both. We may not be successful in producing sufficient quantities of D-PLEX100, due to several factors, including equipment malfunctions, facility contamination, technical process challenges, raw material shortages or contamination, natural disasters, disruption in utility services, human error or disruptions in the operations of our suppliers. Problems with the manufacturing process, even minor deviations from the normal process, could result in product defects or manufacturing failures that result in lot failures, product recalls, product liability claims or insufficient inventory. We may encounter problems achieving adequate quantities and quality of clinical- and commercial-grade materials that meet FDA, EMA or other applicable standards or specifications with consistent and acceptable production yields and costs.

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

The commercial success of our product candidates will depend upon the acceptance of the product by the medical community, including physicians, hospital administrators, healthcare third-party payors, hospital pharmacists, infectious disease specialists and patients. The degree of market acceptance of any approved product will depend on a number of factors, including:

●	the demonstration of clinical safety and efficacy of our product candidates in clinical trials;
●	the efficacy, potential and perceived advantages of our product candidates over alternative treatments;
●	the cost of treatment relative to the cost of treating SSIs;
●	the prevalence and severity of any adverse side effects;
● ●

the prevalence and severity of the disease the product is designed to treat or prevent;

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

If our product candidates are approved but do not achieve an adequate level of acceptance by physicians, hospital administrators, third-party payors, hospital pharmacists, infectious disease specialists and patients, we may not generate sufficient revenue from the product, and we may not become or remain profitable. In addition, our efforts to educate the medical community and third-party payors on the benefits of our product candidates may require significant resources and may never be successful.

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

As of March 30, 2023, our executive officers, directors and principal shareholders who own more than 5% of our outstanding Ordinary Shares, in the aggregate, beneficially own shares representing approximately 19.8% of our share capital. As a result, if these shareholders were to act together, they would be able to exert significant influence over all matters submitted to our shareholders for approval (including a prospective acquisition or other change of control of our company), as well as our management and affairs. On March 31, 2023, we issued additional ordinary shares in a public offering, or the Offering. The percentage above does not give effect to the number of shares issued in the Offering. For more information, see “Item 5 – Liquidity and Capital Resources- Financing Activities.”

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

Our status as a PFIC will depend on the nature and composition of our income and the nature, composition and value of our assets (which, assuming we are not a “controlled foreign corporation,” or a CFC, under Section 957(a) of the Internal Revenue Code of 1986, as amended, or the Code, for the year being tested, may be determined based on the fair market value of each asset, with the value of goodwill and going concern value determined in large part by reference to the market value of our Ordinary Shares, which may be volatile). Based upon the estimated value of our assets, including any goodwill, and the nature and estimated composition of our income and assets, we may be classified as a PFIC for the taxable year ended December 31, 2022 and in future taxable years. In particular, so long as we do not generate revenue from operations for any taxable year and do not receive any research and development grants, or even if we receive a research and development grant, if such grant does not constitute gross income for United States federal income tax purposes, we likely will be classified as a PFIC for such taxable year. Because the determination of whether we are a PFIC for any taxable year is a factual determination made annually after the end of each taxable year, there can be no assurance that we will not be considered a PFIC in any taxable year.

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

We will remain an emerging growth company until the earliest of: (i) the last day of our fiscal year during which we have total annual gross revenues of at least $1.235 billion; (ii) December 31, 2025; (iii) the date on which we have, during the previous three-year period, issued more than $1.0 billion in non-convertible debt; or (iv) the date on which we are deemed to be a “large accelerated filer” under the Exchange Act. We have opted out of the extended transition period made available to emerging growth companies to comply with newly adopted public company accounting requirements.

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

If we are unable to comply with Nasdaq minimum bid requirement, our Ordinary Shares could be delisted from Nasdaq, and as a result we and our shareholders could incur material adverse consequences, including a negative impact on our liquidity, our shareholders’ ability to sell shares and our ability to raise capital.

On December 6, 2022, we received a written notification from the Listing Qualifications Department of the Nasdaq Stock Market LLC notifying us that we were not in compliance with the minimum bid price requirement because the closing bid price of our Ordinary Shares was below $1.00 per Ordinary Share for the previous 30 consecutive business days. We were granted 180 calendar days, or until June 5, 2023, to regain compliance with the Minimum Bid Price Requirement. In the event we do not regain compliance with the Minimum Bid Price Requirement by June 5, 2023, we may be eligible for an additional 180-calendar day grace period. To qualify, we will be required to meet the continued listing requirement for market value of publicly held shares and all other listing standards for Nasdaq, with the exception of the minimum bid price requirement, and will need to provide written notice to The Nasdaq Stock Market LLC of our intent to regain compliance with such requirement during such second compliance period.

We monitor and intend to continue monitoring the closing bid price of our Ordinary Shares and may, if appropriate, consider implementing available options to regain compliance with the minimum bid price requirement, including initiating a reverse stock split. If we do not regain compliance within the allotted compliance period(s), including any extensions that may be granted, The Nasdaq Stock Market LLC will provide notice that our Ordinary Shares will be subject to delisting from Nasdaq. At that time, we may appeal The Nasdaq Stock Market LLC’s determination to a hearings panel.

There can be no assurances that we will be able to regain compliance with the minimum bid price requirement or if we do later regain compliance with the minimum bid price requirement, that we will be able to continue to comply with all applicable Nasdaq listing requirements now or in the future. If we are unable to maintain compliance with these Nasdaq requirements, our Ordinary Shares will be delisted from Nasdaq.

In the event that our Ordinary Shares are delisted from Nasdaq, as a result of our failure to comply with the minimum bid price requirement, or due to our failure to continue to comply with any other requirement for continued listing on Nasdaq, and is not eligible for listing on another exchange, trading in our Ordinary Shares could be conducted in the over-the-counter market or on an electronic bulletin board established for unlisted securities such as the Pink Sheets or the OTC Bulletin Board. In such event, it could become more difficult to dispose of, or obtain accurate price quotations for, our Ordinary Shares, and it would likely be more difficult to obtain coverage by securities analysts and the news media, which could cause the price of our Ordinary Shares to decline further. Also, it may be difficult for us to raise additional capital if we are not listed on a national exchange.

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

Further, our operations could be disrupted by the obligations of our employees to perform military service. As of March 26, 2023, we had 58 full-time employees based in Israel. Of these employees, some may be military reservists, and may be called upon to perform military reserve duty of up to 36 days per year (and in some cases more) until they reach the age of 40 (and in some cases, up to the age of 45 or older). Additionally, they may be called to active duty at any time under emergency circumstances. In response to increased tension and hostilities in the region, there were, at times, call-ups of military reservists, and it is possible that there will be additional call-ups in the future. Our operations could be disrupted by the absence of these employees due to military service. Such disruption could occur and, therefore, harm our business and operating results.

Furthermore, the Israeli government is currently pursuing extensive changes to Israel’s judicial system, which has sparked extensive political debate. In response to the foregoing developments, a series of civil unrests and demonstrations throughout Israel took place. Additionally, individuals, organizations and institutions, both within and outside of Israel, have voiced concerns that the proposed changes may negatively impact the business environment in Israel including due to reluctance of foreign investors to invest or conduct business in Israel, as well as to increased currency fluctuations, downgrades in credit rating, increased interest rates, increased volatility in securities markets, and other changes in macroeconomic conditions. Such proposed changes may also adversely affect the labor market in Israel or lead to political instability or civil unrest. To the extent that any of these negative developments do occur, they may have an adverse effect on our business, our results of operations and our ability to raise additional funds, if deemed necessary by our management and board of directors.

Our operations are subject to currency and interest rate fluctuations.

Although our functional currency is the U.S. dollar, and our financial records are maintained in U.S. dollars, we also incur expenses in Euros and NIS. In the future, we expect that a substantial portion of our revenues will be generated in U.S. dollars, Euros and other foreign currencies, although we currently incur a significant portion of our expenses in currencies other than U.S. dollars, mainly NIS. As a result, we are affected by foreign currency exchange fluctuations through both translation risk and transaction risk, and our financial results may be affected by fluctuations in the exchange rates of currencies in the countries in which our prospective product candidates may be sold. We currently partially hedge our foreign currency exchange rate risk to decrease the risk of financial exposure from fluctuations in the exchange rates of our principal operating currencies, but these hedge agreements may not be sufficient to fully protect us from the risks related to exchange rate fluctuations.

We received Israeli government grants for certain of our research and development activities, the terms of which may require us to pay royalties and to satisfy specified conditions in order to manufacture products and transfer technologies outside of Israel. If we fail to satisfy these conditions, we may be required to pay penalties and refund grants previously received.

Our research and development efforts have been financed in part through royalty-bearing and non-royalty-bearing grants in an aggregate amount of $6.5 million that we received from the IIA as of March 26, 2023. The last IIA approved research and development grants ended on November 30, 2022. With respect to the royalty-bearing grants we are committed to pay royalties at a rate of 3.0% on sales proceeds from our products that were developed under IIA programs up to the total amount of grants received, linked to the U.S. dollar and bearing interest at an annual rate of LIBOR applicable to U.S. dollar deposits. In September 2021, the Bank of Israel, which determines annual interest rates, published a directive which stated that annual interest at a variable rate linked to the LIBOR rate for loans in U.S. dollars will be replaced by the Secured Overnight Financing Rate, or the SOFR, in June 2023. While it is not currently possible to determine precisely whether, or to what extent, the replacement of LIBOR with SOFR would affect us, the implementation of SOFR may increase our financial liabilities to the IIA. Management continues to monitor the status and discussions regarding SOFR. We are not yet able to reasonably estimate the expected impact.

As of December 31, 2022, our contingent liabilities regarding IIA grants received by us were in an aggregate amount of $4.9 million. We are further required to comply with the requirements of the Israeli Encouragement of Industrial Research, Development and Technological Innovation Law, 5744-1984, as amended, and related regulations, or the Research Law, with respect to those past grants. When a company develops know-how, technology or products using IIA grants, the terms of these grants and the Research Law restrict the transfer or license of such know-how, and the transfer of manufacturing or manufacturing rights of such products, technologies or know-how outside of Israel, without the prior approval of the IIA. Therefore, the discretionary approval of an IIA committee would be required for any transfer or license to third parties inside or outside of Israel of know how or for the transfer outside of Israel of manufacturing or manufacturing rights related to those aspects of such technologies. We may not receive those approvals. Furthermore, the IIA may impose certain conditions on any arrangement under which it permits us to transfer technology or development.

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

The trading price of our Ordinary Shares is likely to be volatile. The stock market in general, and the market for pharmaceutical companies in particular, has experienced extreme volatility that has often been unrelated to the operating performance of particular companies, which has resulted in decreased stock prices for many companies notwithstanding the lack of a fundamental change in their underlying business models or prospects. Broad market and industry factors, including potentially worsening economic conditions and other adverse effects or developments relating to the ongoing COVID-19 pandemic, may negatively affect the market price of our Ordinary Shares, regardless of our actual operating performance. As a result of this volatility, you may not be able to sell your Ordinary Shares at or above the price you paid. The following factors, in addition to other risk factors described in this section, may have a significant impact on the market price of our Ordinary Shares:

●	inability to obtain the approvals necessary to commence further clinical trials;
●	unsatisfactory results of clinical trials, whether final or interim, such as the recent results from the SHIELD I trial;
●	announcements of regulatory approvals or the failure to obtain them, or specific label indications or patient populations for their use, or changes or delays in the regulatory review process;
●	announcements of therapeutic innovations or new products by us or our competitors;
●	adverse actions taken by regulatory agencies with respect to our clinical trials, manufacturing supply chain or sales and marketing activities;
●	changes or developments in laws or regulations applicable to any candidate product in any of our platforms;
●	changes in the structure of healthcare payment systems;
●	any adverse changes to our relationship with manufacturers or suppliers, especially manufacturers of candidate products;
●	any intellectual property infringement actions in which we may become involved;
●	announcements concerning our competitors or the pharmaceutical industry in general;
●	achievement of expected product sales and profitability or our failure to meet expectations;
●	our commencement of, or involvement in, litigation;
●	any major changes in our Board of Directors or management;
●	legislation in the United States or any other territory relating to the sale or pricing of pharmaceuticals; and
●	coordinated buying or selling activity in our Ordinary Shares, including market manipulation.

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

Our principal executive offices are located at 18 Hasivim Street, Petach Tikva 4959376, Israel. Our telephone number in Israel is +972 (74) 719-5700. Our website address is www.polypid.com. The information contained on our website or available through our website is not incorporated by reference into and should not be considered a part of this annual report on Form 20-F, and the reference to our website in this annual report on Form 20-F is an inactive textual reference only. PolyPid Inc. is our agent in the United States, and its address is 372 Franklin Ave., P.O. Box 558, Nutley, NJ 07110.

We are an emerging growth company, as defined in Section 2(a) of the Securities Act, as implemented under the JOBS Act. As such, we are eligible to, and intend to, take advantage of certain exemptions from various reporting requirements applicable to other public companies that are not emerging growth companies including but not limited to not being required to comply with the auditor attestation requirements of the SEC rules under Section 404 of the Sarbanes-Oxley Act. We could remain an emerging growth company until the earlier of (1) the last day of the fiscal year (a) following the fifth anniversary of the date of our first sale of common equity securities pursuant to an effective registration statement under the Securities Act, which was in June 2020, (b) in which we have total annual gross revenue of at least $1.235 billion, or (c) in which we are deemed to be a large accelerated filer, which means the market value of our Ordinary Shares that is held by non-affiliates exceeds $700 million as of the prior June 30th, and (2) the date on which we have issued more than $1.0 billion in non-convertible debt during the prior three-year period.

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

In 2022, 2021 and 2020, our capital expenditures amounted to $2.2 million, $4 million and $0.8 million, respectively. Our current capital expenditures are primarily for manufacturing facility and equipment, computers, software, research and development equipment and office improvements substantially all in Israel, and we expect to finance these expenditures primarily from cash on hand.

B. Business Overview.

We are a Phase 3 clinical-stage biopharmaceutical company focused on developing targeted, locally administered and prolonged-release therapeutics using our proprietary PLEX technology. Our product candidates are designed to address diseases with high unmet medical needs by pairing our PLEX technology with drugs already approved by the FDA or innovative drug candidates to achieve a novel therapeutic effect. Our PLEX technology is designed to deliver drugs directly to targeted treated sites in the body at predetermined release rates and predetermined durations ranging from several days to several months. We believe that our PLEX technology and product candidates have the potential to significantly improve the management of a variety of medical conditions, including SSIs and cancer. Our lead product candidate, D-PLEX100, is in a pivotal Phase 3 confirmatory trial for the potential approval for prevention of open abdominal SSIs. D-PLEX100 pairs our novel proprietary PLEX technology with doxycycline, a first-line, broad spectrum and FDA-approved antibiotic D-PLEX100 is administered directly into the surgical site during surgery, and provides a prolonged and continuous release of the broad-spectrum antibiotic doxycycline, resulting in high local concentration of the drug for a period of 30 days for the prevention of SSIs, including SSIs caused by standard of care antibiotic-resistant bacteria. Infections resulting from surgery can be fatal and create a significant public health burden despite the extensive use of systemically administered antibiotics both pre- and post-operatively and other measures taken to reduce infection risk in the intra-operative setting.

The WHO estimates that SSIs result in up to $10 billion of additional hospital costs per year in the United States alone, and a further €11 billion per year in the European Union. The CDC estimates that SSIs are the most costly HAI type of event in the United States. SSIs occur in approximately 2% to 5% of all patients undergoing inpatient surgery worldwide and account for 20% of all HAIs in United States. In their last guidelines, the WHO and the CDC have labeled SSIs as a high priority unmet medical need due to the associated morbidity, mortality and economic cost burden.

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

In September 2022, we announced top-line results from the SHIELD I Phase 3 study of D-PLEX100 for the prevention of SSIs in abdominal surgery. SHIELD I study did not achieve its primary endpoint of reduction in SSIs, re-interventions due to SSIs and mortality: in the ITT population, the local administration of D-PLEX100 and SoC (n=485) resulted in a decrease in the primary endpoint of 23% compared to SoC alone (n=489) (p=0.1520). That said, in a pre-specified subgroup ITT analysis requested by the FDA of a total of 423 subjects with large incisions (>20 centimeters), the local administration of D-PLEX100 resulted in a significant reduction of 54% in the primary endpoint, compared to SoC alone (p=0.0032). Within the first 30 days post-surgery, SSIs decreased from 9.7% in the SoC treatment arm (n=211), as compared to 4.4% in the D-PLEX100 treatment arm (n=212). In addition, the SHIELD I study also showed a 34% reduction in the primary endpoint in patients with one or more personal risk factors (post hoc analysis; p=0.047; n=680) compared to standard of care. The SHIELD I study demonstrated a good safety profile of D-PLEX100 with no increase in serious or severe treatment emergent adverse events compared to standard of care.

In November 2022, we provided the FDA with available data from the SHIELD I study as part of a Type D meeting request. Following positive type D meeting communication with the FDA, which took place in January 2023 on the SHIELD I Phase 3 data, we now have a clear regulatory pathway towards a potential NDA submission. Based on the data, particularly the 54% reduction observed in the primary endpoint in complex surgeries in a pre-specified subgroup analysis of patients with large open incisions (p=0.0032, n=423) compared to standard of care, the FDA acknowledged that the SHIELD I results may provide supportive evidence on this population and recommended that we conduct an additional study to support a potential NDA submission. The FDA stated that the ongoing SHIELD II study, which to date has enrolled over 200 patients, including approximately 40 patients with the appropriate large open surgical incisions, could potentially serve as such a study. The FDA also recognized that D-PLEX100’s proposed indication is for the prevention of infection and has the potential for wide use.

Figure 1: SHIELD I Study Population

Figure 2: SHIELD I Large-Incision Subgroup Analysis

SHIELD II is a prospective, multinational, randomized, double blind Phase 3 trial designed to assess the efficacy and safety of D-PLEX100 administered concomitantly with SoC, compared to SoC alone arm, in the prevention of post abdominal-surgery incisional infection in patients undergoing surgeries with incisions greater than 20 cm. The primary endpoint of the trial is measured by the proportion of subjects with either an SSI event as determined by a blinded and independent adjudication committee, reintervention, or mortality for any reason within 30 days post-surgery. Patient safety will be monitored for an additional 30 days. The trial will enroll patients in centers in the United States, Europe and Israel.

SHIELD II patient recruitment is expected to resume in the second quarter of 2023 with the enrollment of an estimated 550 additional patients. Total recruitment time into the study is anticipated to be approximately 12 months and top-line results are expected in mid-2024. Unblinded interim analysis is planned to be conducted once approximately 400 patients complete their 30-day follow-up.

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

In Europe, on August 2, 2022, we entered into a license, distribution and supply agreement with Mercury Pharma Group Limited, under the trade name Advanz Pharma Holdings, or Advanz, pursuant to which we granted the exclusive right to Advanz to market, advertise, promote, distribute, offer for sale, sell and import our product D-PLEX100 for the prevention of (i) post abdominal surgery incisional infection and/or (ii) post cardiac surgery sternal infection in the European Economic Area and the United Kingdom. The term of the license is until the later of December 31, 2035, or 10 years after the first commercial sale of D-PLEX100. The license is also terminable by either party under certain limited circumstances.

Under the terms of the agreement, we received an upfront payment immediately upon signing and are entitled to additional development-related milestones for a total of up to €23 million (approximately $24.4 million) as follows: upfront payment of €2.5 million (approximately $2.6 million), up to €12.25 million (approximately $13 million) contingent upon positive top-line results of our SHIELD I Phase 3 study and additional development-related milestones of up to €8.25 million (approximately $8.7 million). Upon commercialization, we will receive up to €87 million (approximately $92.2 million) in sales-related milestones. In addition, we will also supply D-PLEX100 to Advanz for a transfer price and will be entitled to royalties on net sales in double-digit percentages of up to mid-twenties.

In September 2022, we received confirmation from the EMA that D-PLEX100 is eligible for submission of a MAA in the EU under the EMA’s centralized procedure. The centralized process eligibility is granted to D-PLEX100 under the Therapeutic Innovation criteria which underscores that D-PLEX100 potentially provides a new alternative to patients in preventing post abdominal SSIs. As we have done with the FDA in the United States, we are currently preparing for expected near-term interactions with the European regulatory authorities regarding D-PLEX100, which are anticipated in the first half of 2023.

In addition to our lead program D-PLEX100, our pipeline includes an early-stage oncology program, OncoPLEX, PolyPid’s lead intra-tumoral cancer therapy drug candidate. OncoPLEX utilizes our PLEX technology to provide controlled local exposure to docetaxel, one of the most widely used chemotherapy agents, directly at the tumor site for several weeks to potentially reduce local tumor reoccurrence, the potential spreading of cancer cells, and ultimately improve the overall survival rate of cancer patients. Local delivery of drugs directly into the tumor site, especially in difficult to access tumors such as in the brain, may significantly improve the clinical outcome. The OncoPLEX intra-tumoral cancer therapy program has been evaluated successfully in various animal tumor models, including colon carcinoma and glioblastoma. We are currently finalizing CMC processes for OncoPLEX as we continue our efforts to begin clinical development.

We intend to expand research collaborations with biopharmaceutical companies leveraging our PLEX Technology. SHIELD I pharmacokinetic data validated the PLEX technology platform in a large clinical trial, providing local and controlled release of drug molecules directly at the disease target organ over a pre-determined period of time. PLEX can be paired with a wide variety of marketed drugs or product candidates, including small molecules, peptides, antibodies and nucleic acid-based drugs. Pairing biopharmaceutical companies approved drugs or product candidates with PLEX has the potential to overcome limitations in terms of efficacy or safety due to their systemic delivery and potentially extend the drug’s clinical benefit and lifecycle before and after patent expiration. We intend to further engage in discussions with leading biopharmaceutical companies regarding licensing our PLEX technology for potential application in various therapeutic areas, including oncology.

We continue to invest in our state-of-the-art, sterile manufacturing facility that is cGMP certified by the IMOH and inspected by an EU-qualified person enabling cGMP manufacturing of D-PLEX100 for our SHIELD II trial. We have recently successfully completed the expansion of our manufacturing capabilities and are currently in final stage of commercial process validation. We intend to use this manufacturing capacity as the basis to build a fully integrated biopharmaceutical company, supported by our in-house research and development and regulatory team and our anticipated commercial infrastructure.

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

As of March 26, 2023, we have 146 issued patents, including utility and composition of matter patents. Additionally, we have five patent applications that have been allowed in Canada, New-Zealand and in the Philippines, and 10 pending patent applications in the United States, China, Europe, India, Singapore, South Korea and Thailand, and one published PCT application. Our issued patents expire between 2029 and 2035.

State-of-the-Art Manufacturing Facility

We currently lease approximately 18,000 square foot, state-of-the-art, sterile manufacturing facility in Israel to enhance supply chain control, increase our supply capacity and meet clinical demand for our ongoing and planned clinical trials of D-PLEX100, as well as for initial commercial demand if D-PLEX100 is approved. The facility is designed to comply with the FDA’s current good manufacturing practice, or cGMP, regulations, and EMA regulations. In 2019, the facility was cGMP certified by the IMOH and inspected by an EU-qualified person, enabling cGMP manufacturing of D-PLEX100 for our ongoing and planned potentially pivotal Phase 3 clinical trials to be conducted in the United States and Europe. The manufacturing process was scaled up to increase our commercial supply capacity to meet the expected market demand for at least 48 months from product launch.

Our Strategy

Our goal is to leverage our PLEX technology to develop and commercialize a pipeline of potentially transformative therapies for the local and prolonged delivery of drugs to address diseases with high unmet medical needs. The key elements of our strategy are as follows:

●	Successfully complete clinical development of D-PLEX100 for the prevention of SSIs. We completed the SHIELD I trial. Patient recruitment under the SHIELD II trial for the prevention of open abdominal SSIs is expected to resume in the second quarter of 2023 with the enrollment of an estimated 550 additional patients. Total recruitment time into the study, once it resumes, is anticipated to be approximately 12 months and top-line results are expected in mid-2024. Unblinded interim analysis is planned to be conducted once approximately 400 patients complete their 30-day follow-up. We intend to pursue a broad label for D-PLEX100 for the prevention of SSIs, the scope of which will depend on the clinical data generated from our clinical trials and discussions with the FDA and the EMA. We may also seek regulatory approval of D-PLEX100 outside of the United States and Europe.
●	Pursue expedited regulatory pathways for our product candidates. We are pursuing expedited pathways to approval for our portfolio of product candidates. PLEX is paired with unmodified FDA- and/or EMA-approved drugs with established clinical safety, efficacy and tolerability. Additionally, the polymers and lipids that we use in PLEX have been used in other medical products that have been approved by the FDA and/or the EMA. Accordingly, we will pursue expedited clinical development and make regulatory submissions for our product candidates, including D-PLEX100, that allow us to rely in part on previous findings of safety and efficacy for the API, including the Section 505(b)(2) approval pathway in the United States and the comparable hybrid application pathway in the European Union. Further, D-PLEX100 has received three QIDP designations from the FDA for the prevention of post-abdominal surgery incisional infection, for the prevention of sternal wound infection post-cardiac surgery and for prevention of post-colorectal surgical site infections, which will provide an increased level of communication with the FDA during the development process. We also received the FDA’s Fast Track Designation for D-PLEX100 for topical use for the prevention of post-cardiac surgery sternal infections in November 2018, in July 2020 for the prevention of post abdominal surgery incisional infections and in September 2021 for prevention of post-colorectal surgical site infections, which could potentially expedite the FDA’s review of our NDA. We obtained breakthrough therapy designation in November 2020 for D-PLEX100 for the prevention of surgical site infections in patients undergoing elective colorectal surgery.
●	Execute on our go-to-market commercial strategy. If approved, we intend to launch D-PLEX100, and other future product candidates, in the United States using our commercial capabilities. We are also exploring potential partnering opportunities with leading pharmaceutical companies focusing on hospital business to maximize our commercial success and launch of any approved products in the United States. We believe that the cost-effectiveness and potential clinical benefits of D-PLEX100 will support its commercial launch under existing Medicare rates given the associated mortality, morbidity and cost burden of SSIs and the associated penalties imposed on hospital reimbursement from the CMS. In addition, we believe that there may be opportunities for reimbursement for D-PLEX100 under CMS’s New Technology Add-on Payment program. Outside of the United States, we intend to find a suitable partner or partners to launch our products in markets where respective commercial coverage is better served through such a partnership, as we did with the agreement signed with Advanz in August 2022 for the exclusive license, distribution and supply D-PLEX100 in the European Economic Area and the United Kingdom.

●	Expand our product pipeline for additional indications using our PLEX technology. In addition to the development of D-PLEX100 for the prevention of SSIs and OncoPLEX for treatment of solid tumors, PLEX has the potential for the prevention or treatment of other important, localized medical conditions. We intend to maximize the commercial potential of PLEX by exploring these additional indications, either independently or through collaborations with other biopharmaceutical companies.
●	Pursue research collaborations with biopharmaceutical companies. We believe that our PLEX technology can be paired with a wide variety of marketed drugs or product candidates, including small molecules, peptides, antibodies and nucleic acid-based drugs. Many leading biopharmaceutical companies have marketed drugs or product candidates in development that have limited efficacy or safety due to systemic delivery and owing to potentially poor drug penetration from the blood stream into the needed organ or other target tissues, or viability for systemic administration due to instability, toxicity and cost. Pairing these drugs or product candidates with PLEX has the potential to address these limitations and potentially extend the drug’s clinical benefit and lifecycle before and after patent expiration.
●	Build a fully integrated biopharmaceutical company utilizing our manufacturing facility. Our state-of-the-art, sterile manufacturing facility is cGMP certified by the IMOH and inspected by a European Union-qualified person, enabling cGMP manufacturing of D-PLEX100 for our ongoing and planned Phase 3 clinical trials in the United States, Europe and Israel. Our manufacturing facility will serve to enhance supply chain processes, increase our supply capacity and meet clinical demand for our ongoing and planned clinical trials of D-PLEX100. We estimate that our facility will meet commercial demand for at least the first 48 months following a commercial launch of D-PLEX100, if approved. We intend to use this capacity as the basis to build a fully integrated biopharmaceutical company, supported by our in-house research and development and regulatory team and our anticipated commercial infrastructure. If necessary to meet further commercial demand in the future, we may expand our manufacturing capabilities or employ third-party contract manufacturing organizations.

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

D-PLEX100 is designed to prevent SSIs by releasing doxycycline locally to the surgical site at predetermined release rates and durations for thirty days. The plasma concentration of doxycycline following treatment with D-PLEX100 is lower than the plasma concentration following the commonly used daily dose of orally administered doxycycline. We believe that this prolonged delivery following a single administration and subsequent high local concentrations of the antibiotic supersedes any existing antibiotic delivery system, and as such may offer advantages over systemic treatments in the prevention of SSIs, including against many antibiotic-resistant bacterial strains. We believe that, by combining doxycycline with PLEX, D-PLEX100 has the potential to overcome these limitations and deliver significant advantages in the prevention of SSIs, including:

●	localized, targeted delivery of an antibiotic at therapeutically effective concentrations for thirty days;
●	significantly lower amounts of drug required, which may improve safety and reduce overall toxicity and adverse side effects due to lower systemic exposure;
●	applicability to a wide range of bacteria strains that are considered resistant to commonly used antibiotics, including vancomycin-resistant bacteria, MRSA and doxycycline-resistant bacteria;
●	increased penetration and access to the site of infection;
●	simplicity of administration during surgery that requires no additional training;
●	biodegradability of the technology components, such that no further procedures are required to remove the delivery system;
●	minimized undesirable changes to the patient’s microbiome; and
●	improved patient compliance.

D-PLEX100 has the potential to positively impact the treatment paradigm for SSIs. For example, we have observed in our clinical trials that surgeons applying D-PLEX100 directly to an open wound during an initial surgery avoided repeated surgical interventions to treat an active infection.

Further, we believe D-PLEX100 has the potential to treat antibiotic-resistant bacterial infections, where the required concentrations of drugs to overcome the infection cannot be delivered safely via systemic administration. In three investigator-initiated compassionate use cases, patients with severe bone bacterial infections, including MRSA, were treated with D-PLEX100 or D-PLEX1000, a predecessor product candidate to D-PLEX100. After a single application of D-PLEX, the infection was eradicated in all patients. In preclinical studies, we also observed that a single application of D-PLEX100 substantially reduced MRSA and vancomycin-resistant bacterial infections in surgical sites. Moreover, because it uses a smaller dose of doxycycline and only applied locally, we believe that D-PLEX100 should not contribute to the growing worldwide problem of antibiotic-resistant bacteria.

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

Figure 4: Our Initial Focus: Enhancing Post-Operative SSI Prevention

Figure 5: Key CMS Programs are Strong Drivers for D-PLEX100

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

SSIs in Soft Tissue Surgeries

SSIs are one of the most frequent complications in abdominal surgeries, and they represent a significant cause of mortality and morbidity. SSIs occur in approximately 5% to 30% of soft tissue surgeries, including approximately 10% to 15% of open abdominal surgeries, which represent the majority of the “Selected Gastrointestinal Surgeries” below. Patients undergoing colorectal surgeries are at particularly high risk of developing SSIs because of the high risk of additional bacterial contamination originating from the operated gastrointestinal organs. Abdominal SSIs are associated with an average of 18 additional post-operative hospital days. Patients undergoing abdominal surgery and that are subjected to an SSI are at greater risk of additional complications such as hernias, which can significantly affect health outcomes and require additional corrective surgery.

The table below provides the estimated sizes of our soft tissue surgery addressable market opportunity in selected gastrointestinal surgeries and selected gynecological and urologic surgeries in the United States and the EU-5, which, for purposes of the following data, includes France, Germany, Italy, Spain and the United Kingdom based on the number of procedures performed in 2019 according to IQVIA database as well as the rest of the world, or ROW, which, for purposes of the following data, includes India, China, Brazil and Japan, based on the number of procedures performed in 2017, according to a study we commissioned from Life Science Intelligence, Inc.

Number of Surgeries
Selected Gastrointestinal Surgeries
United States (2019)	4,420,605
EU-5 (2019)	3,110,556
ROW (2017)	4,789,800
Total Gastrointestinal Surgeries	12,320,961

Selected Gynecological and Urologic Surgeries
United States (2019)	2,445,405
EU-5 (2019)	1,022,218
ROW (2017)	827,200
Total Gynecological and Urologic Surgeries	4,294,823

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

Number of Surgeries
Open Sternum Surgeries
United States (2019)	474,968
EU-5 (2019)	346,331
ROW (2017)	441,000
Total Sternum Surgeries	1,262,299

Selected Orthopedic Surgeries
United States (2019)	4,824,213
EU-5 (2019)	4,278,020
ROW (2017)	3,922,000
Total Orthopedic Surgeries	13,024,213

TOTAL D-PLEX100 global addressable market	30,902,296

Clinical Development of D-PLEX100

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

Phase 3 Clinical Trials of D-PLEX100

Phase 3 Clinical Trial for the Prevention of SSIs after Abdominal (Soft Tissue) Surgery

Following our end of Phase 2 meeting with the FDA in February 2020, we initiated two Phase 3 clinical trials of D-PLEX100 for the prevention of SSIs after abdominal (soft tissue) surgery. In May 2021, the FDA agreed in a Type B meeting that a single pivotal Phase 3 study is sufficient, provided the study results are adequate, for potential approval of a D-PLEX100 NDA for the prevention of SSIs in colorectal surgery. We initiated the first Phase 3 trial (SHIELD I) in this indication in Israel in the third quarter of 2020, with additional sites in the United States and Europe. We also initiated the second Phase 3 trial (SHIELD II) in December 2020. Both trials are designed to be prospective, multinational, multicenter, randomized, controlled, two-arm, double-blinded trials to evaluate the efficacy and safety of D-PLEX100 in combination with the standard of care, which includes a prophylactic antibiotic administered prior to surgery, in patients aged 18 years and older at screening, undergoing an elective colorectal surgery involving colon or rectal resection and with at least one incision measuring greater than 7 centimeters (SHIELD II) or greater than 10 centimeter (SHIELD I).

In September 2022, we announced top-line results from the SHIELD I Phase 3 study of D-PLEX100. SHIELD I is a prospective, multinational, randomized, double-blind Phase 3 trial designed to assess the efficacy and safety of D-PLEX100 administered concomitantly with standard of care (SoC) compared to a SoC alone arm, in the prevention of post-abdominal surgery incisional infection. The primary endpoint of the trial is the combination of incisional SSIs and mortality as measured by the proportion of subjects with either an SSI event, as determined by a blinded and independent adjudication committee, re-interventions due to SSIs or mortality for any reason within 30 days post-surgery. A total of 977 patients were randomized into the study, consisting of 488 subjects in the D-PLEX100 treatment arm and 489 patients in the control arm. SHIELD I study did not achieve its primary endpoint of reduction in SSIs, re-interventions due to SSIs and mortality: in the ITT population, the local administration of D-PLEX100 and SoC (n=485) resulted in a decrease in the primary endpoint of 23 percent compared to SoC alone (n=489) (p=0.1520). That said, in a pre-specified subgroup ITT analysis requested by the FDA of a total of 423 subjects with large incisions (>20 centimeters), the local administration of D-PLEX100 resulted in a significant reduction of 54 percent in the primary endpoint, compared to SoC alone (p=0.0032). Within the first 30 days post-surgery, SSIs decreased from 9.7% in the SoC treatment arm (n=211), as compared to 4.4% in the D-PLEX100 treatment arm (n=212). In addition, SHIELD I study also showed a 34% reduction in the primary endpoint in patients with one or more personal risk factors (post hoc analysis; p=0.047; n=680) compared to standard of care. SHIELD I study demonstrated a good safety profile of D-PLEX100 with no increase in serious or severe treatment emergent adverse events compared to standard of care.

In November 2022, we provided the FDA with available data from the SHIELD I study as part of a Type D meeting request. Following positive type D meeting communication with the FDA which took place in January 2023 on the SHIELD I Phase 3 data, we now have a clear regulatory pathway toward a potential NDA submission. Based on the data, particularly the 54% reduction observed in the primary endpoint in complex surgeries in a pre-specified subgroup analysis of patients with large open incisions compared to standard of care (p=0.0032, n=423), the FDA acknowledged that the SHIELD I results may provide supportive evidence on this population and recommended that we conduct an additional study to support a potential NDA submission. The FDA stated that the ongoing SHIELD II study, which to date has enrolled over 200 patients, including approximately 40 patients with the appropriate large open surgical incisions, could potentially serve as such a study. The FDA also recognized that D-PLEX100’s proposed indication is for the prevention of infection and has the potential for wide use.

SHIELD II is a prospective, multinational, randomized, double blind Phase 3 trial designed to assess the efficacy and safety of D-PLEX100 administered concomitantly with standard of care (SoC), compared to SoC alone arm, in the prevention of post abdominal-surgery incisional infection in patients undergoing surgeries with incisions greater than 20 cm. The primary endpoint of the trial is measured by the proportion of subjects with either an SSI event as determined by a blinded and independent adjudication committee, reintervention, or mortality for any reason within 30 days post-surgery. Patient safety will be monitored for an additional 30 days. The trial will enroll patients in centers in the United States, Europe and Israel.

SHIELD II patient recruitment is expected to resume in the second quarter of 2023 with the enrollment of an estimated 550 additional patients. Total recruitment time into the study, once it resumes, is anticipated to be approximately 12 months and top-line results are expected mid-2024. Unblinded interim analysis is planned to be conducted once approximately 400 patients complete their 30-day follow-up.

Phase 3 Clinical Trial for the Prevention of Post-Cardiac Sternal (Bone) SSIs

In December 2019, we initiated a potentially pivotal Phase 3 clinical trial of D-PLEX100 for the prevention of post-cardiac sternal (bone) SSIs, and we enrolled the first patient in February 2020. We have paused enrollment in this trial. We are currently focusing on our SHIELD II clinical trial, which we believe has the potential to serve as the basis for an NDA. We are currently evaluating next clinical steps for an open-heart surgery trial, while we ensure that the SHIELD II trial continues to progress as planned, and intend to submit the bone surgery data as a supplement after the approval of the NDA for abdominal (soft tissue) surgery.

Additional Clinical Data in Support of D-PLEX100

We completed a clinical trial of the safety and efficacy of D-PLEX1000, a predecessor product candidate to D-PLEX100, for the prevention of infection in contaminated bone following open tibia fractures in 51 patients. Given that D-PLEX1000 is another product candidate from the D-PLEX family, we believe these clinical trial results may also be relevant to the clinical development profile of D-PLEX100. At the six-month follow-up period, patients treated with D-PLEX1000 with the standard of care had no infections or infection-related bone morbidities, including non-union of the bone, following surgery, as compared to 11.1% of the patients treated only with the standard of care. D-PLEX1000 was observed to be generally well tolerated, with no drug-related AEs.

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

The current standard of care for preventing SSIs involves the implementation of a range of treatment and prevention measures before, during and after surgery, including prophylactic antibiotic administration, antiseptic measures and wound care. We anticipate that D-PLEX100, if approved, could be used as a complementary part of many surgical protocols, rather than competitive, in addition to the current standard of care for the prevention of SSIs. In addition, we are aware of other approved treatments that can be applied locally during surgery for the prevention of SSIs, including triclosan-coated antiseptic sutures, negative wound pressure therapy, the CleanCision wound retraction and protection system and a resorbable gentamicin-collagen sponge, which is approved in the European Union and Canada. In orthopedic surgeries, we are aware of approved treatments for localized SSI prevention that pair bone cement or bone graft substitutes premixed with an antibiotic as developed by companies such as BoneSupport AB (STO: BONEX) or Biocomposites Ltd. Further, we are aware of prior clinical development of a vaccine against Staphylococcus aureus that was halted due to lack of efficacy.

We may also face competition from companies that are developing localized extended release delivery systems, including, among others, Pacira Pharmaceuticals, Inc., Heron Therapeutics, Inc., Urogen Pharma Ltd. and LIDDS AB.

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

We estimate that our facility will meet commercial demand for at least the first 48 months following a commercial launch of D-PLEX100, if approved. We intend to use this capacity as the basis to build a fully integrated biopharmaceutical company, supported by our in-house research and development team and our anticipated commercial infrastructure. We have already started planning expansion of our manufacturing capabilities or employment of third-party contract manufacturing organizations to meet further commercial demand in the future.

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

On August 2, 2022, we entered into a license, distribution and supply agreement with Advanz, pursuant to which we granted the exclusive right to Advanz to market, advertise, promote, distribute, offer for sale, sell and import our product D-PLEX100 for the prevention of (i) post abdominal surgery incisional infection and/or (ii) post cardiac surgery sternal infection in the European Economic Area and the United Kingdom. The term of the license is until the later of December 31, 2035, or 10 years after the first commercial sale of D-PLEX100. The license is also terminable by either party under certain limited circumstances.

Under the terms of the agreement, we received an upfront payment immediately upon signing and are entitled to additional development-related milestones for a total of up to €23 million (approximately $24.4 million) as follows: upfront payment of €2.5 million (approximately $2.6 million), up to €12.25 million (approximately $13 million) contingent upon positive top-line results of our SHIELD I Phase 3 study and additional development-related milestones of up to €8.25 million (approximately $8.7 million). Upon commercialization, we will receive up to €87 million (approximately $92.2 million) in sales-related milestones. In addition, we will also supply D-PLEX100 to Advanz for a transfer price and will be entitled to royalties on net sales in double-digit percentages of up to mid-twenties.

In addition, we may out-license some or all of our patent rights to more than one party to achieve the fullest development, marketing and distribution of any products we develop.

Intellectual Property

Our patent estate includes patents and patent applications with claims directed to our PLEX technology platform, D-PLEX100 product candidate and claims for potential future product candidates. As of March 26, 2023, our patent estate includes 146 issued patents, including utility and composition of matter patents, five allowed patent applications, 10 pending patent applications and one published PCT application for our product candidates and methods of treatment.

Our patents and patent applications primarily relate to a polymer-lipid-based platform for sustained release of an active pharmaceutical agent at a target site. We have 35 issued patents, and one pending patent application in various countries worldwide related to compositions for sustained release of an API, including a lipid-saturated matrix formed from a biodegradable polymer, as well as methods for producing such compositions and methods of treatment through the use of such compositions. We also have 17 issued patents and one pending patent application in various countries worldwide related to compositions for sustained release of an API including a lipid-saturated matrix formed from a non-biodegradable polymer, as well as methods for producing such compositions and methods of treatment through the use of such compositions. We also have 12 issued patents in various countries worldwide related to compositions for sustained release of a nucleic agent including a lipid-saturated matrix formed from a biodegradable polymer, as well as methods for producing such compositions and methods of treatment through the use of such compositions. We also have an issued Australian patent related to compositions for sustained release of peptidic molecules, as well as methods for producing such compositions and methods of treatment through the use of such compositions. We also have 25 issued patents and two pending patent applications in various countries worldwide related to methods for treating bone fractures through the use of biocompatible fillers coated with sustained release antibiotic compositions, along with 15 issued patents and two allowed patent applications in various countries worldwide related to methods for treating peri-implantitis and 41 issued patents, three allowed and six pending patent applications in various countries worldwide related to methods for preventing and treating SSIs through similar processes. We also have one published PCT application related to compositions and methods for the treatment of solid tumors. Our patent estate includes 11 issued United States patents as well as issued patents and/or pending patent applications in Australia, Brazil, Canada, China, the Eurasian Patent Organization, the European Patent Office, Hong-Kong, India, Israel, Japan, Mexico, New Zealand, the Philippines, Singapore, South Africa, South Korea, Thailand and the United States. Our issued patents are expected to remain in effect between 2029 and 2035.

In addition to patents, we have seven registered trademarks. “BonyPid” which is registered in the European Union Intellectual Property Office and in Israel, “PolyPid” which is registered in the United States, Israel, China and in the following European Union countries: Benelux, France, Germany, Spain, Austria, Italy, the United Kingdom, Ireland and Portugal, “Bacfenssi” which is registered in the United States, the European Union Intellectual Property Office, Great Britain, China, Israel and Russia and pending in the Switzerland, Iceland, Liechtenstein and Norway, “Opzifend” which is registered in the United States, the European Union Intellectual Property Office, Great Britain, China, Israel and Russia and pending in Switzerland, Iceland, Liechtenstein and Norway , and “Ssisurg”, “Elyfssi” and “Bacyssio” which are registered in Israel. Furthermore, we rely upon trade secrets, know-how and continuing technological innovation to develop and maintain our competitive position.

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

We initially submit applications to the USPTO as provisional patent applications. Then typically we continue by filing non-provisional patent applications under the PCT, which is an international patent law treaty that provides a unified procedure for filing a single initial patent application to later seek patent protection for an invention in any number of the member states of the PCT. Although a PCT application does not itself issue as a patent, it acts as a placeholder allowing the applicant to seek protection in any of the member states through national-phase applications.

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

In addition, a sponsor can request breakthrough therapy designation for a drug if it is intended, alone or in combination with one or more other drugs, to treat a serious or life-threatening disease or condition, and preliminary clinical evidence indicates that the drug may demonstrate substantial improvement over existing therapies on one or more clinically significant endpoints, such as substantial treatment effects observed early in clinical development. We obtained breakthrough therapy designation in November 2020 for D-PLEX100 for the prevention of SSIs in patients undergoing elective colorectal surgery. Drugs designated as breakthrough therapies are eligible for intensive guidance from the FDA on an efficient drug development program, organizational commitment to the development and review of the product including involvement of senior managers, and, like fast track products, are also eligible for rolling review of the NDA. Both fast track and breakthrough therapy products are also eligible for accelerated approval and/or priority review, if relevant criteria are met.

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

In addition, we may be subject to data privacy and security regulation by both the federal government and the states in which we conduct our business. HIPAA, as amended by the Health Information Technology for Economic and Clinical Health Act, or HITECH, and their implementing regulations, impose requirements relating to the privacy, security and transmission of individually identifiable health information held by covered entities, their business associates and covered subcontractors. Among other things, HITECH makes HIPAA’s security standards directly applicable to business associates, defined as independent contractors or agents of covered entities that create, receive, maintain or transmit protected health information in connection with providing a service for or on behalf of a covered entity. HITECH also created new tiers of civil monetary penalties, amended HIPAA to make civil and criminal penalties directly applicable to business associates, and gave state attorneys general new authority to file civil actions for damages or injunctions in federal courts to enforce the federal HIPAA laws and seek attorneys’ fees and costs associated with pursuing federal civil actions.

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

There have been executive, judicial and Congressional challenges to certain aspects of the ACA. For example, on June 17, 2021, the U.S. Supreme Court dismissed a challenge on procedural grounds that argued the ACA is unconstitutional in its entirety because the “individual mandate” was repealed by Congress. Further, on August 16, 2022, President Biden signed the IRA into law, which among other things, extends enhanced subsidies for individuals purchasing health insurance coverage in ACA marketplaces through plan year 2025. The IRA also eliminates the "donut hole" under the Medicare Part D program beginning in 2025 by significantly lowering the beneficiary maximum out-of-pocket cost and creating a new manufacturer discount program. It is possible that the ACA will be subject to judicial or Congressional challenges in the future. It is unclear how any such challenges and the healthcare reform measures of the Biden administration will impact the ACA and our business.

Other legislative changes have been proposed and adopted in the United States since the ACA was enacted. In August 2011, the Budget Control Act of 2011, among other things, included aggregate reductions of Medicare payments to providers of 2.0% per fiscal year, which went into effect in April 2013, and due to subsequent legislative amendments, including the BBA, will remain in effect until 2031, unless additional U.S. Congressional action is taken. Under current legislation, the actual reduction in Medicare payments will vary from 1% in 2022 to up to 4% in the final fiscal year of this sequester. In addition, in January 2013, President Obama signed into law the American Taxpayer Relief Act of 2012, which, among other things, reduced Medicare payments to several categories of healthcare providers and increased the statute of limitations period for the government to recover overpayments to providers from three to five years. Additionally, the Medicare Access and CHIP Reauthorization Act of 2015, or MACRA, ended the use of the statutory formula for clinician payment and established a quality payment incentive program, also referred to as the Quality Payment Program. This program provides clinicians with two ways to participate, including through the Advanced Alternative Payment Models, or APMs, and the Merit-based Incentive Payment System, or MIPS. In November 2019, CMS issued a final rule finalizing the changes to the Quality Payment Program. At this time, the full impact to overall physician reimbursement as a result of the introduction of the Quality Payment Program remains unclear. Any reduction in reimbursement from Medicare or other government programs may result in a similar reduction in payments from private payors. Congress is considering additional health reform measures. For example, Congress is currently considering the PASTEUR Act, which, if passed, would establish a program to foster antimicrobial innovation. Further, the DISARM Act is also pending in Congress and, if passed, would encourage the development and use of antimicrobial drugs.

In addition, there has been particular and increasing legislative and enforcement interest in the United States with respect to drug pricing practices in recent years, particularly with respect to drugs that have been subject to relatively large price increases over relatively short time periods. Specifically, there have been several recent U.S. Presidential executive orders, Congressional inquiries and proposed and enacted federal and state legislation designed to, among other things, bring more transparency to product pricing, review the relationship between pricing and manufacturer patient programs, reduce the cost of prescription drugs under Medicare and reform government program reimbursement methodologies for pharmaceutical products. The Trump administration used several means to propose or implement drug pricing reform, including through federal budget proposals, executive orders and policy initiatives. . Additionally, in July 2021, the Biden administration released an executive order, “Promoting Competition in the American Economy,” with multiple provisions aimed at prescription drugs. In response to President Biden’s executive order, on September 9, 2021, HHS released a Comprehensive Plan for Addressing High Drug Prices that outlines principles for drug pricing reform and sets out a variety of potential legislative policies that Congress could pursue as well as potential administrative actions HHS can take to advance these principles. Further, the IRA, among other things (i) directs HHS to negotiate the price of certain high-expenditure, single-source drugs and biologics covered under Medicare and (ii) imposes rebates under Medicare Part B and Medicare Part D to penalize price increases that outpace inflation. These provisions will take effect progressively starting in fiscal year 2023, although they may be subject to legal challenges. Additionally, the Biden administration released an additional executive order on October 14, 2022, directing HHS to report on how the Center for Medicare and Medicaid Innovation can be further leveraged to test new models for lowering drug costs for Medicare and Medicaid beneficiaries. In addition, individual states in the United States have become increasingly active in passing legislation and implementing regulations designed to control pharmaceutical product pricing, including price or patient reimbursement constraints, discounts, restrictions on certain product access and marketing cost disclosure and transparency measures, and, in some cases, designed to encourage importation from other countries and bulk purchasing. In the future, there will likely continue to be proposals relating to the reform of the U.S. healthcare system, some of which could further limit coverage and reimbursement of products.

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

In order to market our future products in the EEA (which is comprised of the 27 Member States of the European Union plus Norway, Iceland and Liechtenstein) and many other foreign jurisdictions, we must obtain separate regulatory approvals. More concretely, in the EEA, medicinal products can only be commercialized after obtaining a Marketing Authorization, or MA. There are two types of marketing authorizations:

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

D. Property, Plant and Equipment.

Our principal executive offices are located at 18 Hasivim Street, Petach Tikva 4959376, Israel, where we lease an approximately 49,000 square foot facility. This Israeli facility houses our administrative headquarters, research and development laboratories and state-of-the-art manufacturing facility. Our monthly rent payment is NIS 264,844 (approximately $79,221).

ITEM 4A. UNRESOLVED STAFF COMMENTS

Not applicable.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

A. Operating Results.

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our consolidated financial statements and the related notes included elsewhere in this annual report on Form 20-F. The discussion below contains forward-looking statements that are based upon our current expectations and are subject to uncertainty and changes in circumstances. Actual results may differ materially from these expectations due to inaccurate assumptions and known or unknown risks and uncertainties, including those identified in “Cautionary Note Regarding Forward-Looking Statements” and under “Risk Factors” elsewhere in this annual report on Form 20-F. Our discussion and analysis for the year ended December 31, 2020 can be found in our Annual Report on Form 20-F for the fiscal year ended December 31, 2021, filed with the SEC on February 28, 2022.

Overview

Since our inception in 2008, we have incurred significant operating losses. Our operating loss for the years ended December 31, 2021 and 2022 were $ 43.1 million and $38.9 million, respectively. As of December 31, 2022, we had an accumulated deficit of $214.4 million. We expect to continue to incur significant expenses and operating losses for the foreseeable future, and our losses may fluctuate significantly from year to year. We anticipate we will continue to incur expenses in connection with our ongoing activities, as we:

●	continue clinical development of D-PLEX100, including our SHIELD II Phase 3 clinical trial for the prevention of SSIs in open abdominal surgeries;
●	file NDAs seeking regulatory approval for D-PLEX100 pursuant to the FDA’s Section 505(b)(2) regulatory pathway in the United States and the hybrid application pathway in the European Union;
●	continue to invest in the preclinical research and development of OncoPLEX and any other future product candidates;
●	continue to invest in our manufacturing facility and complete commercial process validation for the facility;
●	establish commercial infrastructure to support the marketing, sale and distribution of D-PLEX100 if it receives regulatory approval;
●	hire field and office-based employees to prepare for and launch any approved product;
●	hire additional research and development and general and administrative personnel to support our operations;
●	maintain, expand and protect our intellectual property portfolio; and
●	incur additional costs associated with operating as a public company.

We do not have any product candidates approved for sale and have not generated any revenue from product sales.

During October 2022, we announced a cost reduction plan, including a 20% reduction in headcount across all departments.

Operating Expenses

Our current operating expenses consist of three components — research and development expenses, marketing and business and development expenses and general and administrative expenses.

Revenue

To date, we have not generated any revenue from product sales and do not expect to generate any revenue from product sales for at least the next few years.

Research and Development, Net

Research and development, net consists primarily of costs incurred in connection with our research and development activities. This includes conducting clinical trials and preclinical studies, manufacturing development efforts and activities related to regulatory filings for product candidates, as well as overhead costs. Our research and development expenses primarily consist of:

●	salaries and personnel-related costs, including benefits and share-based compensation expense, for our scientific personnel for executing clinical trials, preclinical studies, regulatory activities and for performing research and development activities;
●	costs related to executing clinical trials and preclinical studies;
●	costs related to acquiring, developing and manufacturing materials for such clinical trials and preclinical studies, including costs related to CMC activities;
●	costs related to our manufacturing facility, including the production of development batches;
●	costs of third-party suppliers;
●	fees paid to consultants and other third parties who support the development of our product candidates;
●	expenses related to regulatory activities, including consulting fees, filing fees paid to regulatory agencies and other costs incurred in seeking regulatory approval of our product candidates; and
●	allocated facility-related costs and other related overhead costs.

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

From inception through December 31, 2022, we incurred $135.5 million in research and development expenses, net to advance the development of our clinical-stage product candidates, as well as other preclinical research and development programs. As of December 31, 2022, we received royalty-bearing grants of $4.9 million in the aggregate from the IIA. Pursuant to the terms of the grants, we are required to pay royalties of 3.0% to the IIA on revenues from sales of products for which the research and development was funded, in whole or in part, by the IIA, up to a limit of 100% of the amount of the grant received, plus annual interest calculated at a rate based on 12-month LIBOR. In September 2021, the Bank of Israel, which determines annual interest rates, published a directive which stated that annual interest at a variable rate linked to the LIBOR rate for loans in U.S. dollars will be replaced by the SOFR in June 2023. In addition, we must abide by other restrictions associated with the receipt of such grants under the R&D Law that continues to apply following repayment to IIA. These restrictions may impair our ability to outsource manufacturing, engage in change of control transactions or otherwise transfer our knowledge outside of Israel and may require us to obtain IIA approval for certain actions and transactions and pay additional amounts to the IIA. In addition, any change of control and any change of ownership of our Ordinary Shares that would make a non-Israel citizen or resident an “interested party” as defined in the R&D Law requires prior written notice from the IIA. As of December 31, 2022, we also received non-royalty bearing grants of $1.6 million in the aggregate from the IIA and $0.7 million in the aggregate from the FP7.

Substantially all of our research and development expenses for the years ended December 31, 2021 and 2022 were related to the development of D-PLEX100.

We expect to continue to incur research and development expenses for the foreseeable future as we seek to advance D-PLEX100 through Phase 3 clinical trials, including the cost of manufacturing drug supply for these clinical trials, further our preclinical studies and other research and development programs. At this time, we cannot reasonably estimate or know the nature, timing and estimated costs of the efforts that will be necessary to complete the development of our product candidates. We are also unable to predict when, if ever, material net cash inflows will commence from sales of our product candidates. This is due to the numerous risks and uncertainties associated with developing such product candidates, including the uncertainty of:

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

We expect that our general and administrative expenses will increase if any of our product candidates receives regulatory approval and we determine to build a commercial infrastructure to support commercial sales and marketing of our products.

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

Financial Expense (Income), Net

Financial expense (income), net consists of financial expense of the loan provided by Kreos, as well as interest income on our short-term and long-term deposits and our foreign exchange gains and losses.

Results of Operations

Comparison of the Year Ended December 31, 2021 and 2022

The following table summarizes our results of operations for the year ended December 31, 2021 and 2022:

	Year Ended December 31,
	2021	2022
	(in thousands)
Research and development, net	$30,553	$27,990
Marketing and business development	2,983	2,888
General and administrative	9,609	8,010
Operating loss	43,145	38,888
Financial (income) expense, net	(544)	540
Loss before income tax	$42,601	$39,428
Income tax expense	-	129
Net loss	$42,601	$39,557

Research and Development, Net

Research and development, net decreased by $2.6 million for the year ended December 31, 2022, compared to the year ended December 31, 2021. This decrease was primarily related to a decrease of $3 million in costs related to the completion of the SHIELD I trial and paused the SHIELD II trial, a decrease of $0.3 million in research and development costs related to D-PLEX100 and OncoPLEX, and a decrease of $0.1 million in non-cash share-based compensation. These decreases were offset by an increase of $0.9 million in our manufacturing facility expenses, an increase of $0.1 million in personnel costs and an increase of $0.2 million in IIA grants recognized in 2021.

Marketing and business development

Marketing and business development decreased by $0.1 million for the year ended December 31, 2022, compared to the year ended December 31, 2021. This decrease was primarily related to a decrease of $0.3 million in personnel costs. This decrease was offset by an increase of $0.1 million in pre-commercialization activities for the product candidate D-PLEX100, and an increase of $0.1 million in non-cash share-based compensation.

General and Administrative

General and administrative decreased by $1.6 million for the year ended December 31, 2022, compared to the year ended December 31, 2021. This decrease was primarily related to decreases of $1.2 million in directors’ and officers’ insurance premiums, a decrease of $0.4 million in in personnel costs and a decrease of $0.4 million in non-cash share-based compensation. These decreases were offset by an increase of $0.4 million in legal, professional and other costs associated with the Company’s status as a publicly traded company.

Financial Expense (Income), Net

Financial expense (income), net changed by $1.1 million for the year ended December 31, 2022, compared to the year ended December 31, 2021. This change was mainly driven by the loan provided by Kreos during 2022.

Income tax expense

Income taxes amounted to $0.1 million and $0 for the years ended December 31, 2022 and 2021, respectively.

Net loss

Net loss decreased by $3.1 million for the year ended December 31, 2022, compared to the year ended December 31, 2021. This decrease was primarily related to the decrease in research and development, net of $2.6 million, a decrease in general and administrative of $1.6 million, and the decrease of marketing and business development costs of $0.1 million. These decreases were offset by a increases in financial (income) expense, net of $1.1 million and an increase in tax expense of $0.1 million.

Qualitative and Quantitative Disclosures about Market Risk

Foreign Currency Exchange Risk

We operate primarily in Israel, and approximately 50% of our expenses are denominated in NIS. We are therefore exposed to market risk, which represents the risk of loss that may impact our financial position due to adverse changes in financial market prices and rates. We are subject to fluctuations in foreign currency rates in connection with these arrangements. Changes of 5% and 10% in the U.S. dollar/NIS exchange rate would have increased/decreased operating expenses by approximately 1.2% and 2.4%, respectively, during the year ended December 31, 2022.

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

Inflation-Related Risks

Inflation generally affects us by increasing our NIS-denominated expenses, including salaries and benefits, as well as facility rental costs and payment to local suppliers. We do not believe that inflation had a material effect on our business, financial condition or results of operations during the years ended December 31, 2022, 2021 and 2020.

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

B. Liquidity and Capital Resources

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

On April 5, 2022, we entered into the Loan Agreement for up to $15 million with Kreos. The Loan Agreement is comprised of three tranches in the amount of $10.0 million, $2.5 million, and $2.5 million, respectively. Drawdown of the first tranche was available upon the execution of the agreement. The second tranche of $2.5 million was available after we met the second tranche milestone in May 2022. The third and final tranche of $2,500,000 will not be drawn since the third tranche milestone has not been met.

The first tranche in the amount of $10 million was drawn on April 26, 2022. The issuance costs due to the Loan Agreement amounted to $0.2 million and the second tranche in the amount of $2.5 million was drawn on July 19, 2022.

The Loan Agreement provides for interest-only repayments of the first tranche until December 31, 2022, followed by 36 equal monthly repayments of principal and interest. For the second tranche, which was drawn in July 2022, and the third tranche, if drawn, we will make repayments of interest only until August 31, 2023, followed by 33 equal monthly repayments of principal and interest. The senior secured loan initially bears interest at a rate of 9.25%. The loan is prepayable in full, at any time at our option. The loan is secured by our owned equipment, intellectual property and all shares we hold in PolyPid Inc. and PolyPid Pharma SRL, and we paid a customary fee to Kreos for the establishment of the loan. Additionally, PolyPid Inc. entered into a guaranty agreement with Kreos, all as security for monies borrowed by us under the Loan Agreement. On March 29, 2023, we entered into an amendment to the Credit Line. Pursuant to this amendment, 70% of the remaining principal and interest repayments will be delayed and repaid on a monthly equal basis from August 2024 to May 2026. The amended secured loan now bears interest at a rate of 10.00%, and we will pay a restructuring fee to Kreos consisting of 1.00% on close of the amendment and an incremental 3.00% at maturity. In return for this additional deferral of repayment, Kreos has the right to receive a potential claw back payment on account of the then outstanding principal amount. This claw back mechanism will be triggered by additional incoming funds from future partnership agreement or additional financing. If triggered, the minimum claw back to be paid is $1.5 million but will not exceed $3 million. Further, the outstanding warrants Kreos received were repriced to have an exercise price of $0.42 per share.

As part of the line of credit, we issued to Kreos a 7-year warrant to purchase our ordinary shares equal to 8% of the amount of each tranche, if borrowed, with an exercise price of $5.14 per share. Pursuant to the March 2023 amendment, the outstanding warrants Kreos received were repriced to have an exercise price of $0.42 per share. The Loan Agreement contains customary affirmative and restrictive covenants and representations and warranties. The expiration date for each warrant issued will be seven years from the issuance date.

In connection with the amounts withdrawn, we issued to Kreos a warrant in the total amount of $1.0 million to acquire 194,742 Ordinary Shares.

In July 2021, we entered into a Controlled Equity Offering Sales Agreement, or the Sales Agreement, with Cantor Fitzgerald & Co., or the Agent, pursuant to which we may offer and sell, from time to time, our Ordinary Shares, through the Agent in an at the market offering, or the ATM, as defined in Rule 415(a)(4) under the Securities Act, for an aggregate offering price of up to $45 million. During the year ended December 31, 2022, we sold 1,065,057 Ordinary Shares under the ATM for a total amount of $4.6 million, with issuance costs in the amount of $0.2 million.

As of December 31, 2022, we had $12.6 million in cash, cash equivalents and short-term deposits.

Cash Flows

The following table provides information regarding our cash flows for the periods indicated:

	Year Ended December 31,
	2021	2022
	(in thousands)
Net cash used in operating activities	$(32,386)	$(34,317)
Net cash provided by investing activities	36,900	16,575
Net cash provided by financing activities	1,034	16,428
Net increase (decrease) in cash, cash equivalents and restricted cash	$5,548	$(1,314)

Operating Activities

Net cash used in operating activities related primarily to our net losses adjusted for non-cash charges and measurements and changes in components of working capital. Adjustments to net loss for non-cash items mainly included depreciation, revaluation of convertible preferred share warrants and share-based compensation.

Net cash used in operating activities was $34.3 million for the year ended December 31, 2022, as compared to $32.4 million for the year ended December 31, 2021. This increase was primarily related to the on-going and closing costs of SHIELD I and continued patient recruitment until we paused SHIELD II Phase 3 clinical trials in abdominal (soft tissue) surgery.

Investing Activities

Net cash provided by investing activities related primarily to the purchase and release of short-term and long-term deposits and the acquisition of laboratory equipment, office equipment and furniture and leasehold improvements.

Net cash provided by investing activities was $16.6 million for the year ended December 31, 2022, as compared to net cash used in investing activities of $36.9 million for the year ended December 31, 2021. This change in net cash used in investing activities primarily related to the release of short-term and long-term deposits, partially offset by purchases of laboratory equipment and leasehold improvements to our manufacturing facility.

Financing Activities

Net cash provided by financing activities was $16.4 million for the year ended December 31, 2022, as compared to $1.0 million for the year ended December 31, 2021. The increase in net cash provided by financing activities is primarily related to the net proceeds from the loan provided by Kreos and proceeds from the sales of Ordinary Shares under the ATM.

In July 2021, we entered into the Sales Agreement with the Agent, pursuant to which we may offer and sell, from time to time, our Ordinary Shares, through the Agent in an at the market offering, or the ATM Offering, as defined in Rule 415(a)(4) under the Securities Act, for an aggregate offering price of up to $45.0 million. In that regard, we registered up to $200,000,000 of our Ordinary Shares on a Registration Statement on Form F-3 (File No. 333-257651), or the F-3. The $45,000,000 of our Ordinary Shares that may be offered, issued and sold under the Sales Agreement prospectus is included in the $200,000,000 of securities that may be offered, issued and sold by us under the F-3. Upon termination of the Sales Agreement, any portion of the $45,000,000 included in the Sales Agreement prospectus of the F-3 that is not sold pursuant to the Sales Agreement will be available for sale in other offerings pursuant to the F-3, and if no shares are sold under the Sales Agreement, the full $45,000,000 of securities may be sold in other offerings pursuant to the F-3. During the year ended December 31, 2022, we sold 1,065,057 Ordinary Shares under the ATM for a total amount of $4.6 million, with issuance costs in the amount of $0.2 million.

On April 5, 2022, we entered into the Loan Agreement for up to $15 million with Kreos. The Loan Agreement is comprised of three tranches in the amount of $10 million, $2.5 million and $2.5 million, respectively, in which the first tranche in the amount of $10 million and the second tranche in the amount of $2.5 million were drawn on April 26, 2022 and July 19, 2022, respectively. In addition, in accordance with the Loan Agreement, we will issue to Kreos warrants to purchase our Ordinary Shares equal to 8% of the amount of each tranche, when and if borrowed, with an exercise price of $5.14 per share. The expiration date for each warrant issued will be seven years from the agreement date. Accordingly, as a result of the first tranche and second tranche withdrawal, the Company issued to Kreos 194,742 warrants with an exercise price of $5.14 per share. The loan is secured by our owned equipment, intellectual property and all shares we hold in PolyPid Inc. and PolyPid Pharma SRL, and we paid a customary fee to Kreos for the establishment of the loan. Additionally, PolyPid Inc. entered into a guaranty agreement with Kreos, all as security for monies borrowed by us under the Loan Agreement. On March 29, 2023, we entered into an amendment to the Credit Line. Pursuant to this amendment, 70% of the remaining principal and interest repayments will be delayed and repaid on a monthly equal basis from August 2024 to May 2026. The amended secured loan now bears interest at a rate of 10.00%, and we will pay a restructuring fee to Kreos consisting of 1.00% on close of the amendment and an incremental 3.00% at maturity. In return for this additional deferral of repayment, Kreos has the right to receive a potential claw back payment on account of the then outstanding principal amount. This claw back mechanism will be triggered by additional incoming funds from future partnership agreement or additional financing. If triggered, the minimum claw back to be paid is $1.5 million but will not exceed $3 million. Further, the outstanding warrants Kreos received were repriced to have an exercise price of $0.42 per share.

The Loan Agreement is denominated in U.S. dollars and bears interest at an annual rate equal to 9.25%.

The third and final tranche of $2.5 million will not be drawn since the third tranche milestone has not been met.

In March 2023, we completed the Offering, pursuant to which we sold 14,660,000 Ordinary Shares at a public offering price of $0.42 per share, for total gross proceeds of $6.2 million. In addition, we granted to the underwriter a 30-day option to purchase up to an additional 15% of the Ordinary Shares offered in the Offering at the public offering price, less underwriting discounts and commissions. The underwriter exercised its option in full at the closing of the Offering. The securities were offered by us pursuant to a "shelf" under the F-3. Concurrently with the Offering, we entered into a private placement with some of our existing shareholders, pursuant to which we issued pre-funded warrants, or the Pre-Funded Warrants, to acquire an aggregate of up to 10,357,139 Ordinary Shares for total gross proceeds of $4.4 million. The exercise price per Pre-Funded Warrant is $0.0001 per Ordinary Share. Exercise of the Pre-Funded Warrants is subject to an increase in our authorized share capital. We are obligated to hold an annual and/or extraordinary general meeting of shareholders by May 30, 2023 and include in the agenda of such meeting a proposal to obtain shareholder approval to increase the number of our authorized share capital.

Current Outlook

To date, we have not generated any revenues from the commercial sale of our product candidates, and we do not expect to generate revenue for at least the next few years. We expect to continue to incur expenses in connection with our ongoing activities, particularly as we continue to conduct clinical trials and seek marketing approval for our product candidates, and as we continue the research and development of our other existing and future product candidates. In addition, if we obtain marketing approval for any product candidates, we expect to incur significant commercialization expenses related to product sales, marketing, manufacturing and distribution to the extent that such sales, marketing, manufacturing and distribution are not the responsibility of potential collaborators. Accordingly, we will need to obtain substantial additional funding in connection with our continuing operations.

We expect that our existing cash and cash equivalents and short-term deposits will enable us to fund our operating expenses and capital expenditure requirements well into the first quarter of 2024. We anticipate that we will need to raise additional capital in order to complete our clinical and regulatory program for D-PLEX100 towards potential NDA submission, including the SHIELD II clinical trial, as well as continue to invest in the research and development of OncoPLEX and any other future product candidates. If we are unable to raise additional capital when desired, our business, operating results, and financial condition would be adversely affected, and there is substantial doubt about our ability to continue as a going concern. We have a shareholders’ equity of $5.8 million as of December 31, 2022, and negative operating cash flows in recent years. We expect to continue incurring losses and negative cash flows from operations until our products reach commercial profitability. Our plans to reduce the going concern risk include the continued commercialization of our products, maintaining cost efficiency and raising capital through the sale of additional equity securities, debt or capital inflows from strategic partnerships.

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

Identifying potential product candidates and conducting clinical trials and preclinical studies is a time-consuming, expensive and uncertain process that takes many years to complete, and we may never generate the necessary data or results required to obtain marketing approval and achieve product sales. In addition, our product candidates, if approved, may not achieve commercial success. Our commercial revenues, if any, will be derived from sales of product candidates that we do not expect to be commercially available for few years, if at all. Accordingly, we will need to continue to rely on additional financing to achieve our business objectives. Adequate additional financing may not be available to us on acceptable terms, or at all.

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

During the past three years, we have focused our preclinical and clinical development efforts on our lead product candidate D-PLEX100 for the prevention of abdominal (soft tissue) SSIs after abdominal surgery and the prevention of sternal (bone) SSIs after cardiac surgery. We also continue to evaluate the development of D-PLEX100 for other types of surgeries. Our pipeline also includes an early-stage oncology program focused on the preclinical development of OncoPLEX, an intra-tumoral cancer therapy. We continuously evaluate additional product candidates for our clinical pipeline program that have been developed by us or that may be the subject of in-licenses from third parties or out- licenses to third parties. Our R&D team is comprised of 48 scientists, doctors and clinicians, who are based out of our corporate headquarters in Petach Tikva, Israel. For a description of the amounts that we have incurred over the last two years pursuant to our research and development programs, please see “Item 5. Operating and Financial Review and Prospects— A. Operating Results— Operating Expenses— Research and Development Expenses, net” and “Item 5. Operating and Financial Review and Prospects— A. Results of Operations — Comparison of the year ended December 31, 2021 and 2022 — Research and Development Expenses, net.”

Our patent estate includes patents and patent applications with claims directed to our PLEX technology platform, D-PLEX100 product candidate and claims for potential future product candidates. As of March 26, 2023, our patent estate included 146 issued patents, including utility and composition of matter patents, 5 allowed and 10 pending patent applications and one published PCT application for our product candidates and methods of treatment. For a description of our intellectual property, please see “Item 4. Information on the Company— B. Business Overview.”

5.D Trend Information

To date, we have not generated any revenue from product sales and do not expect to generate any revenue from product sales for at least the next few years. From inception through December 31, 2022, we incurred $135.5 million in research and development expenses, net to advance the development of our clinical-stage product candidates, as well as other preclinical research and development programs. We expect to continue to incur expenses in connection with our ongoing activities, particularly as we continue to conduct clinical trials and seek marketing approval for our product candidates, and as we continue the research and development of our other existing and future product candidates. In addition, if we obtain marketing approval for any product candidates, we expect to incur significant commercialization expenses related to product sales, marketing, manufacturing and distribution to the extent that such sales, marketing, manufacturing and distribution are not the responsibility of potential collaborators.  For a description of additional factors that may affect our future performance, please see “Item 5. Operating and Financial Review and Prospects— B. Liquidity and Capital Resources— Current Outlook.”

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

Key Assumptions

The Black-Scholes-Merton option-pricing model requires the input of highly subjective assumptions, including the fair value of the underlying ordinary shares, the expected volatility of the price of our ordinary shares, the expected term of the option, risk-free interest rates and the expected dividend yield of our ordinary shares. These estimates involve inherent uncertainties and the application of the management’s judgment. If such inputs change and different assumptions are used, our share-based compensation expenses could be materially different in the future. These assumptions are estimated as follows:

●	Fair Value of Ordinary Shares - The fair value of each ordinary share was based on the closing price of the Company’s publicly traded ordinary shares as reported on the date of the grant.

●	Risk-Free Interest Rate - The risk-free rate for the expected term of the options is based on the Black-Scholes option-pricing model on the yields of U.S. Treasury securities with maturities appropriate for the expected term of employee share option awards.

●	Expected Term - The expected term represents the period that options are expected to be outstanding. For option grants that are considered to be “plain vanilla,” the Company determines the expected term using the simplified method. The simplified method deems the term to be the average of the time-to-vesting and the contractual life of the options.

●	Expected Volatility - As the Company has a short trading history for its ordinary shares, the expected volatility is derived from the average historical share volatilities of several unrelated public companies within the Company’s industry that the Company considers to be comparable to its own business over a period equivalent to the option’s expected term.

●

Expected Dividend Yield - The Company has never declared or paid any cash dividends and does not presently plan to pay cash dividends in the foreseeable future. As a result, an expected dividend yield of zero percent was used.

If any of the assumptions used in the Black-Scholes-Merton model change significantly, the share-based compensation expenses in future awards may differ materially as compared with the current awards granted.

We incurred non-cash share-based compensation expense of $4.3 million, $4.8 million and $4.6 million during the years ended December 31, 2022, 2021 and 2020, respectively. We expect to continue to grant share option awards in the future, and to the extent that we do, our actual share-based compensation expenses recognized are likely to increase.

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

Warrants to Purchase Convertible Preferred Shares

Warrants to purchase our convertible preferred shares were classified as a liability on the balance sheet, and measured at fair value, as the underlying shares are contingently redeemable (upon a deemed liquidation event) and, therefore, may obligate us to transfer assets at some point in the future. The warrants are subject to re-measurement to fair value at each balance sheet date and any change in fair value is recognized as a component of financial income, net, in the statement of operations. On June 30, 2020, as a result of the IPO, the warrant liability to convertible preferred shares has been classified to Warrants to Ordinary Shares in equity. Our outstanding issued warrants to purchase Ordinary Shares as of December 31, 2022, were as follows: (i) 200,596 warrants with an exercise price of $15.95 per share which expire in August 2023, (ii) 17,925 warrants with an exercise price of $16 per share which expire in September 2024 and (iii) 194,742 warrants with an exercise price of $5.14 per share which expire in April 2029.

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

As of December 31, 2022, we have received royalty-bearing grants totaling $4.9 million. Pursuant to the terms of the grants, we are required to pay royalties to the IIA of 3.0% on revenues from sales of products developed financed in whole or in part by IIA, up to a limit of 100% of the grants received, plus annual interest calculated on the 12-month LIBOR rate as published on the first business day of each calendar year. Through December 31, 2022, no royalties have been paid or accrued.

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

Leases

On January 1, 2022, we adopted the new lease guidance for our operating lease agreements using the modified retrospective approach and elected to use the effective date as the date of initial application. We elected to use the “package of practical expedients”, which permits us not to reassess our prior conclusions about lease identification, lease classification and initial direct costs. Consequently, comprehensive periods were not restated.

The guidance had a material impact on our consolidated balance sheets which resulted in the recognition of operating lease rights of use, or ROU, assets and lease liabilities of $3.4 million, on January 1, 2022, which included reclassification of rent prepayments as components of the ROU assets. The standard did not have a material impact on our consolidated statements of operations.

We determine if an arrangement meets the definition of a lease at the inception of the lease. ROU assets represent the right to use an underlying asset for the lease term and lease liabilities represent our obligation to make lease payments arising from the lease agreement. ROU asset is measured based on the discounted present value of the remaining lease payments, initial direct costs incurred and prepaid lease payments, excluding lease incentives. The lease liability is measured based on the discounted present value of the remaining lease payments. The discounted present value of remaining lease payments is computed using Incremental Borrowing Rate, or IBR, based on the information available at the inception of the lease. Our IBR was estimated to approximate the interest rate for collateralized borrowing with similar terms and payments and in economic environments where the leased asset was located. Lease term may include options to extend or terminate the lease when it is reasonably certain that we would exercise that option. We elected the practical expedient for lease agreements with a term of twelve months or less and did not recognize ROU assets and lease liabilities in respect of those agreements. Lease expenses for lease payments are recognized on a straight-line basis over the lease term.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Senior Management.

The following table sets forth information regarding our executive officers, key employees and directors as of the date of this annual report:

Name	Age	Position
Dikla Czaczkes Akselbrad	49	Chief Executive Officer and Director
Noam Emanuel, Ph.D.	63	Chief Scientific Officer
Dalit Hazan	52	Executive Vice President, Research and Development, Clinical and Regulatory Affairs
Ori Warshavsky	45	Chief Operating Officer - US
Jonny Missulawin	36	Senior Vice President of Finance
Non-Employee Directors
Jacob Harel (1)	67	Chairman
Yechezkel Barenholz, Ph.D. (1)(2)(3)	81	Director
Nir Dror (1)(3)	46	Director
Chaim Hurvitz (1)	62	Director
Itzhak Krinsky, Ph.D. (1)(2)(3)	70	Director
Anat Tsour Segal (1)(2)	56	Director
Robert B. Stein, M.D., Ph.D. (1)	72	Director

(1)	Indicates independent director under Nasdaq Stock Market rules.
(2)	Member of our Audit Committee.
(3)	Member of our Compensation, Nominating and Corporate Governance Committee.

Dikla Czaczkes Akselbrad, Chief Executive Officer, Director

Ms. Dikla Czaczkes Akselbrad has served as our Chief Executive Officer since July 2022 and a director since August 2022. From December 2016 to July 2022, Ms. Czaczkes Akselbrad served as our Executive Vice President and Chief Financial Officer. Prior to that time, Ms. Czaczkes Akselbrad served as our Chief Strategy Officer from July 2014 to December 2016. Ms. Czaczkes Akselbrad has over 20 years of experience in capital markets, finance and business development. Ms. Czaczkes Akselbrad served as a chief financial officer of Compugen Ltd. (Nasdaq: CGEN) from February 2008 to May 2014. She holds a B.A. in accounting and economics and an M.B.A. in finance, both from Tel Aviv University, and is a certified public accountant in Israel.

Noam Emanuel, Ph.D., Chief Scientific Officer

Dr. Noam Emanuel, Ph.D., our co- founder, served as our Chief Executive Officer from 2008 to 2010 and has served as our Chief Scientific Officer since April 2019. He previously served as a director from October 2008 to May 2020 and was our Chief Technology Officer from October 2010 to April 2019. Dr. Emanuel has over 25 years of experience in drug development, drug delivery and immunology, including with respect to local, systemic and transdermal drug delivery systems, as well as in imaging and diagnostics. He holds a Ph.D. in immunology and drug delivery from the Hebrew University of Jerusalem. Dr. Emanuel will retire from our company during the second quarter of 2023.

Dalit Hazan, Executive Vice President, Research and Development, Clinical and Regulatory Affairs

Ms. Dalit Hazan has served as our Executive Vice President, Research and Development, Clinical and Regulatory Affairs since March 2022, Senior Vice President, Research and Development and Regulatory Affairs since June 2021, Vice President, Research and Development and Regulatory Affairs since April 2019, Vice President, Regulatory Affairs since March 2018 and Regulatory Affairs Director since April 2016. Prior to that time, Ms. Hazan was the head of Global Regulatory Affairs at Teva Pharmaceuticals Industries Ltd. From 2013 to April 2016 as well as Head of Regulatory Affairs department since 2007. She holds a B.S. in biology and a M.S. in physiology and pharmacology from the Sackler Faculty of Medicine at Tel Aviv University and an Executive MBA from Bar Ilan University.

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

Jonny Missulawin, Senior Vice President of Finance

Mr. Jonny Missulawin has served as our Senior Vice President of Finance since August 2022. From December 2017 to August 2022, Mr. Missulawin served as our Director of Finance. From May 2014 to December 2017, Mr. Missulawin served as our Financial Controller. Prior to joining the Company, Mr. Missulawin served as a Senior Auditor at Ernst & Young from 2010 to 2013. Mr. Missulawin holds an MBA from Tel Aviv University in Financial Management and a BA in Accounting and Economics from Bar-Ilan University.

Jacob Harel, Director

Mr. Jacob Harel has served as a director since November 2017 and the chairman of our board of directors since December 2017. Mr. Harel has more than 27 years of experience at Merck & Co. in leadership roles in sales, marketing and in his last position he was the head of the corporate business development group. Since 2014, Mr. Harel serves as the president of The Harel Group, a business development advisory firm that provides business development support to pharmaceutical and medical device companies. He holds a B.S. in economics from Haifa University and an M.B.A. from Tel Aviv University.

Yechezkel Barenholz, Ph.D., Director

Prof. Yechezkel Barenholz, Ph.D. has served as a director since April 2008. Prof. Barenholz currently serves as head of the Laboratory of Membrane and Liposome Research at the Department of Biochemistry of the Hadassah Medical School at the Hebrew University of Jerusalem, a position he has held since 1975. He has served as Chief Executive Officer and Chief Scientific Officer of Ayana Pharma Ltd. since 2018 and 2014, respectively. He has served as a director of Aulos Bioscience since 2019. He is the co-inventor and co-developer of Doxil, the first nano-delivery system approved by the FDA. He led the development of generic Doxil at Ayana Pharma Ltd. that was approved by the FDA on October 2021, and which is now sold in the United States and Israel.  Prof. Barenholz  has been awarded many national and international prizes including the prestigious Israel Prime Minister 2020 EMET prize in Nanotechnology. He holds a B.S., M.S. and Ph.D. in biochemistry from the Hebrew University of Jerusalem.

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

Anat Tsour Segal, Director

Ms. Anat Tsour Segal has served as a director since April 2008. From April 2003 to February 2016, she served as the founder, Chief Executive Officer and a director of Xenia Venture Capital, a technological incubator and investment firm. Xenia Venture Capital, our first seed investor, also seeded over 25 companies in the areas of pharma, medical devices and technology. From 2018 to 2021, Ms. Tsour Segal served as Chief Executive Officer of Capital Nature, a technological incubator and investment firm specializing in areas of sustainability and renewable energy. She holds a B.A. in economics and management, an M.B.A. in finance and an LL.B. from Tel Aviv University and she is a lecturer at the Adelson School of Entrepreneurship at Reichman University.

Robert B. Stein, M.D., Ph.D., Director

Dr. Robert B. Stein, M.D., Ph.D., has served as a director since June 2020. Dr. Stein currently serves as an Operating Partner at Samsara BioCapital, a position he has held since January 2018, and he is the Principal Consultant at RBS Biotech Consulting, LLC, which he founded in August 2008. He previously served as the Chief Scientific Officer and Head of Research and Development of Agenus Inc. from January 2014 to January 2016 and as the President of Research and Development from January 2016 to April 2017. He has served on the boards of directors of Protagenic Therapeutics, Inc. since February 2016 and Taro Pharmaceutical Industries Ltd. since February 2020. .. He holds a B.S. in biology and chemistry from Indiana University and an M.D. and a Ph.D. in physiology and pharmacology from Duke University.

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

B. Compensation.

The following table presents in the aggregate all compensation we paid to all of our directors and senior management from January 1, 2022 through December 31, 2022. The table does not include any amounts we paid to reimburse any of such persons for costs incurred in providing us with services during this period.

All amounts reported in the tables below reflect our cost, in thousands of U.S. dollars. Amounts paid in NIS are translated into U.S. dollars at the rate of NIS 3.36 = U.S. $1.00, based on the average representative rate of exchange between the NIS and the U.S. dollar as reported by the Bank of Israel during such period of time.

	Salary and Related Benefits (1)	Bonus Payments, Benefits and Perquisites	Share-Based Compensation(2)
All directors and senior management as a group, consisting of 15 persons as of December 31, 2022	$2,394,858	$437,904	$2,129,958

(1)	Represents the directors and senior management’s gross salary plus payment of mandatory social benefits made by the company on behalf of such officer. Such benefits may include, to the extent applicable to the executive, payments, contributions and/or allocations for savings funds, education funds (referred to in Hebrew as “Keren Hishtalmut”), pension, severance, risk insurances (e.g., life or work disability insurance) and payments for social security.
(2)	Computed based on Black-Scholes-Merton model.

In accordance with the Israeli Companies Law, we are required to disclose the compensation granted to our five most highly compensated officers. The table below reflects the compensation granted during or with respect to the year ended December 31, 2022.

Executive Officer	Salary and Related Benefits	Bonus Payments, Benefits and Perquisites	Share-Based Compensation	Total

Amir Weisberg	$429,363	$223,115	$237,382	$889,860

Dikla Czaczkes Akselbrad	$356,449	$65,885	$326,976	$749,310

Noam Emanuel, Ph.D.	$334,108	$100,514	$459,275	$893,897

Dalit Hazan	$287,091	$25,160	$266,717	$578,968

Ori Warshavsky	$335,521	$-	$153,513	$489,034

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

C. Board Practices.

Board of Directors

Under our amended and restated articles of association, our board of directors must consist of at least five directors and not more than eleven directors. Our board of directors presently consists of eight members. We believe that Messrs. Harel, Dror and Hurvitz, Ms. Segal, Drs. Krinsky and Stein and Prof. Barenholz are “independent” for purposes of the Nasdaq Stock Market rules. Under the Israeli Companies Law, our board of directors is responsible for setting our general policies and supervising the performance of management. Our board of directors may exercise all powers and may take all actions that are not specifically granted to our shareholders or to management. Our executive officers are responsible for our day-to-day management and have individual responsibilities established by our board of directors. Our Chief Executive Officer is appointed by, and serves at the discretion of, our board of directors, subject to the terms of the employment agreement that we have entered into with her.

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

Director Independence

Although not required of foreign private issuers under Nasdaq Rules, we comply with the requirements thereunder applicable to domestic listed companies that a majority of the board of directors be deemed to be independent under such rules, as well as the independence requirements that are applicable to our audit committee and compensation, nominating and corporate governance committee if we were a domestic listed company, as described below. In light of this obligation, our board of directors has undertaken a review of the independence of our directors under current rules and regulations of the SEC and Nasdaq Rules and considered whether any of our directors has a material relationship with us that could compromise his or her ability to exercise independent judgment in carrying out his or her responsibilities. Based upon information requested from and provided by each director concerning such director’s background, employment and affiliations, including family relationships, our board of directors determined that Messrs. Harel, Dror and Hurvitz, Ms. Segal, Drs. Krinsky and Stein and Prof. Barenholz, representing seven of our eight directors, are “independent directors” as defined under current rules and regulations of the SEC and Nasdaq Rules. In making these determinations, our board of directors considered the current and prior relationships that each non-employee director has with our company and all other facts and circumstances that our board of directors deemed relevant in determining their independence, including the beneficial ownership of our share capital by each non-employee director and the transactions involving them described in “Item 7. B. — Related Party Transactions.”

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

Compensation, Nominating and Corporate Governance Committee and Compensation Policy

The composition of our compensation, nominating and corporate governance committee meets the requirements for and guidance under the Nasdaq Rules and current SEC rules and regulations applicable to domestic issuers. The members of this committee are Mr. Dror, Dr. Krinsky and Prof. Barenholz, each of whom is independent in accordance with the Nasdaq rules. Mr. Dror serves as the chair of the committee.

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

D. Employees.

On December 31, 2020, we had 65 full-time employees and 4 part-time employees. On December 31, 2021, we had 75 full-time employees and 4 part-time employees. On December 31, 2022, we had 57 full-time employees and 3 part-time employees.

As of March 26, 2023, we had five full-time senior management employees, including our Chief Executive Officer, Chief Scientific Officer, Executive Vice President, Research and Development, Clinical and Regulatory Affairs, Chief Operating Officer – US and Senior Vice President of Finance. In addition, we currently have 59 full-time employees, 3 part-time employees and 1 full-time service provider. 61 of our employees are located in Israel and 1 employee located in New Jersey, the United States. None of our employees are represented by labor unions or covered by collective bargaining agreements. We believe that we maintain good relations with all of our employees. However, in Israel, we are subject to certain Israeli labor laws, regulations and national labor court precedent rulings, as well as certain provisions of collective bargaining agreements applicable to us by virtue of extension orders issued in accordance with relevant labor laws by the Israeli Ministry of Economy and which apply such agreement provisions to our employees even though they are not part of a union that has signed a collective bargaining agreement.

Dr. Noam Emanuel, Ph.D., our co-founder and Chief Scientific Officer, will retire from our company during the second quarter of 2023.

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

E. Share Ownership.

See “Item 7.A. Major Shareholders” below.

Amended and Restated 2012 Share Option Plan

Our Amended and Restated 2012 Share Option Plan, or the 2012 Plan, was adopted by our board of directors on August 29, 2012, amended on January 30, 2018, and extended on August 8, 2022. The 2012 Plan provides for the grant of options to our directors, employees, office holders, service providers and consultants. A total of 1,116,820 shares are reserved but unissued under our 2012 Plan as of the date of March 26, 2023. As of March 26, 2023, options to purchase 3,388,008 Ordinary Shares were issued and outstanding with an average exercise price of $2.96 per share, out of which options to purchase 2,093,463 Ordinary Shares were vested as of that date, with an average exercise price of $3.86 per share.

On December 15, 2022, our board of directors approved to reduce the exercise price of the outstanding options previously issued to Israeli employees and directors and U.S. employee, consultant and directors, bearing an exercise price higher than $4.50 to $0.77, provided however, that the repricing mechanism does not apply with respect to employees or directors: (i) who did not provide their written consent to such repricing; or (ii) with respect to whom any process of termination of employment or service, as the case may be, was initiated, whether by the Company or by the employee/director, before February 1, 2023. In addition, the Board of Directors and the Chief Executive Officer’s repriced options are subject to the approval of the shareholders.

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

Other than by will or laws of descent, neither the options nor any right in connection with such options are assignable or transferable. If we terminate a grantee’s employment or service for any reason whatsoever, other than for cause, any options granted to such grantee that are not vested shall immediately expire. All of the grantee’s vested options shall be deemed expired on the earlier of: (a) the expiration date of such vested options as was in effect immediately prior to such termination; or (b) three months following the date of such termination, or if such termination is the result of death or disability of the grantee, 12 months from the date of such termination. However, for certain executives and other senior management, our board of directors (and shareholders where applicable) has resolved that the expiration date of their vested options shall be between one to four years following the date of such termination. If we terminate a grantee’s employment or service for cause, all of the grantee’s vested and unvested options will expire on the date of termination. Also, and subject to applicable law, if the grantee’s employment or services is terminated for cause, then we will have a right of repurchase against any shares issued pursuant to the exercise of options. In the event that we exercise such right of repurchase, we will pay such grantee for each such share being repurchased an amount equal to the price originally paid by the grantee for such share. Alternatively, we may assign such rights of repurchase to our shareholders pro rata to their respective holdings of our issued and outstanding shares.

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

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders.

The following table sets forth information regarding beneficial ownership of our Ordinary Shares as of March 30, 2023 by:

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

	No. of Shares Beneficially Owned (1)	Percentage Owned (2)
Holders of more than 5% of our voting securities:
Aurum Ventures M.K.I. Ltd. (3)	1,891,152	8.7%
Directors and executive officers:
Dikla Czaczkes Akselbrad (4)	210,899	1.0%
Noam Emanuel (5)	607,629	2.7%
Dalit Hazan (6)	80,030	*
Ori Warshavsky (7)	53,721	*
Jonny Missulawin (8)	47,498	*
Yechezkel Barenholz (9)	101,131	*
Nir Dror (10)	1,925,914	8.8%
Jacob Harel (11)	86,113	*
Chaim Hurvitz (12)	1,075,175	4.9%
Itzhak Krinsky (13)	61,263	*
Anat Tsour Segal (14)	50,603	*
Robert B. Stein (15)	40,237	*
All directors and executive officers as a group (12 persons)	4,340,213	19.8%

*	Under 1%

(1)	Beneficial ownership is determined in accordance with the rules of the SEC. Under these rules, a person is deemed to be a beneficial owner of a security if that person, even if not the record owner, has or shares the underlying benefits of ownership. These benefits include the power to direct the voting or the disposition of the securities or to receive the economic benefit of ownership of the securities. A person also is considered to be the “beneficial owner” of securities that the person has the right to acquire within 60 days by option or other agreement. Beneficial owners include persons who hold their securities through one or more trustees, brokers, agents, legal representatives or other intermediaries, or through companies in which they have a “controlling interest,” which means the direct or indirect power to direct the management and policies of the entity.

(2)	The percentages shown are based on 21,835,171 Ordinary Shares issued and outstanding as of March 30, 2023. The number of shares issued and outstanding and the percentages above do not give effect to the completion of the Offering on March 31, 2023.

(3)	The beneficial ownership is based on the latest available filing made with the SEC on Schedule 13G/A on July 15, 2022 and consists of 1,891,152 Ordinary Shares. Morris Kahn, or the Reporting Individual, is the ultimate sole beneficial shareholder of Aurum Ventures M.K.I. Ltd., or the Reporting Entity, as the outstanding shares of the Reporting Entity are held indirectly by a trust for which the Reporting Individual is the settlor and the sole ultimate beneficiary. Consequently, the Reporting Individual may be deemed to share beneficial ownership of the Ordinary Shares held by the Reporting Entity. The Reporting Individual does not make day-to-day voting or investment decisions with respect to the Ordinary Shares held by the Reporting Entity and therefore disclaims beneficial ownership of them except to the extent of his pecuniary interest therein.

(4)	Consists of (i) 12,443 Ordinary Shares and (ii) 198,456 Ordinary Shares issuable upon exercise of outstanding options that are exercisable within 60 days. In addition, Ms. Czaczkes Akselbrad holds options to purchase 130,839 Ordinary Shares that are not exercisable within 60 days. Ms. Czaczkes Akselbrad’s options have expiration dates ranging from July 10, 2024 to May 3, 2032, and a weighted average exercise price of $6.24.

(5)	Consists of (i) 203,150 Ordinary Shares and (ii) 404,479 Ordinary Shares issuable upon exercise of outstanding options that are exercisable within 60 days. In addition, Mr. Emanuel holds options to purchase 95,628 Ordinary Shares that are not exercisable within 60 days. Mr. Emanuel’s options have expiration dates ranging from March 19, 2023 to May 9, 2032, and a weighted average exercise price of $0.84.

(6)	Consists of 80,030 Ordinary Shares issuable upon exercise of outstanding options that are exercisable within 60 days. In addition, Ms. Hazan holds options to purchase 81,827 Ordinary Shares that are not exercisable within 60 days. Ms. Hazan’s options have expiration dates ranging from April 5, 2026 to May 9, 2032, and a weighted average exercise price of $0.82.

(7)	Consists of 53,721 Ordinary Shares issuable upon exercise of outstanding options that are exercisable within 60 days. In addition, Ms. Warshavsky holds options to purchase 50,099 Ordinary Shares that are not exercisable within 60 days. Ms. Warshavsky’s options have expiration dates ranging from November 9, 2020 to May 9, 2032, and a weighted average exercise price of $0.77.

(8)	Consists of 47,498 Ordinary Shares issuable upon exercise of outstanding options that are exercisable within 60 days. In addition, Ms. Missulawin holds options to purchase 47,655 Ordinary Shares that are not exercisable within 60 days. Ms. Missulawin’s options have expiration dates ranging from June 22, 2024 to May 9, 2032, and a weighted average exercise price of $0.79.

(9)	Consists of (i) 82,793 Ordinary Shares and (ii) 18,338 Ordinary Shares issuable upon exercise of outstanding options that are exercisable within 60 days. Prof. Barenholz’s options have an expiration date of March 19, 2023 to May 3, 2032, and a weighted average exercise price of $7.23.

(10)	Consists of beneficial ownership of the shares set forth in note (3) above by Aurum Ventures M.K.I. Ltd. In addition, Mr. Dror holds options to purchase 34,862 Ordinary Shares issuable upon exercise of outstanding options that are exercisable within 60 days. Mr. Dror holds options to purchase 1,501 Ordinary Shares that are not exercisable within 60 days. Mr. Dror’s options have an expiration date of June 18, 2030 to May 3, 2032, and a weighted average exercise price of $6.93.

(11)	Consists of (i) 14,000 Ordinary Shares and (ii) 72,113 Ordinary Shares issuable upon exercise of outstanding options that are exercisable within 60 days. Mr. Jacob’s options have an expiration date of August 7, 2029 to May 3, 2032, and a weighted average exercise price of $7.82.

(12)	Consists of (i) 873,455 Ordinary Shares held by Shirat Hachaim Ltd. and (ii) 201,720 Ordinary Shares issuable upon exercise of outstanding options that are exercisable within 60 days. Ms. Hurvitz’s options have an expiration date of June 1, 2027 to May 3, 2032, and a weighted average exercise price of $4.39. Chaim Hurvitz is the beneficial owner of Shirat Hachaim Ltd. The address of Shirat Hachaim Ltd. is 31 Yavne Street, Tel Aviv, Israel 65792.

(13)	Consists of (i) 25,000 Ordinary Shares and (ii) 36,263 Ordinary Shares issuable upon exercise of outstanding options that are exercisable within 60 days. Mr. Krinsky’s options have an expiration date of August 7, 2029 to May 3, 2032, and a weighted average exercise price of $7.93.

(14)	Consists of 50,603 Ordinary Shares issuable upon exercise of outstanding options that are exercisable within 60 days. Ms. Tsour Segal’s options have expiration dates ranging from June 1, 2027 to May 3, 2032, and a weighted average exercise price of $6.51.

(15)	Consists of 40,237 Ordinary Shares issuable upon exercise of outstanding options that are exercisable within 60 days. In addition, options to purchase 2,001 Ordinary Shares that are not exercisable within 60 days. Mr. Stein’s options have an expiration date of June 18, 2030 to May 3, 2032, and a weighted average exercise price of $6.89.

Changes in Ownership of Major Shareholders

Over the course of 2022, there were no material increases in the percentage ownership of our major shareholders. On the other hand, there were decreases in the percentage ownership of entities affiliated with Shavit Capital Funds (from 6.1% to 2.1%).

Over the course of 2021, we are not aware of any material increases or decrease in the percentage ownership of our major shareholders.

Over the course of 2020, there were no material increases in the percentage ownership of our major shareholders. On the other hand, there were decreases in the percentage ownership of entities affiliated with (i) Aurum Ventures M.K.I. Ltd (from 15.8% to 10.8%) and (ii) Shavit Capital Funds (from 12.5% to 6.9%), which was due to the dilution of their ownership as a result of the IPO.

Record Holders

As of March 22, 2023, there were a total of 63 holders of record of our shares, of which 38 record holders had registered addresses in the United States. This number is not representative of the number of beneficial holders of our shares nor is it representative of where such beneficial holders reside, since many of these shares were held of record by brokers or other nominees.

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

C. Material Contracts.

The following is a summary of each material contract, other than material contracts entered into in the ordinary course of business, to which we are or have been a party, for the two years immediately preceding the date of this annual report on Form 20-F:

●	Sales Agreement, dated July 2, 2021, by and between PolyPid Ltd. and Cantor Fitzgerald & Co., filed as Exhibit 10.1 to form F-3 (File No. 333-257651) filed on July 2, 2021. See Item 5.B “Liquidity and Capital Resources —Cash Flows — Financing Activities” for more information about this document.
●	Form of Officer Indemnity and Exculpation Agreement, filed as Exhibit 10.1 to Form F-1 (File No. 333-238978) filed on June 22, 2020. See Item 6. C. “Board Practices — Exculpation, Insurance and Indemnification of Directors and Officers” for more information about this document.
●	Compensation Policy, filed as Exhibit 99.1 to Form 6-K (File No. 001-38428) filed on April 13, 2021, and incorporated herein by reference. See Item 6. C. “Board Practices — Compensation, Nominating and Corporate Governance Committee and Compensation Policy” for more information about this document.
●	Agreement for the Provision of a Loan Facility of up to US$15 million dated April 5, 2022, by and between Kreos Capital VI (Expert Fund) LP and PolyPid Ltd., filed as Exhibit 10.1 to Form 6-K (File No. 001-38428), filed on April 6, 2022. See Item “Item 5.C- Liquidity and Capital Resources” for more information about this document.
●

License, Distribution and Supply Agreement, dated August 2, 2022, by and between PolyPid Ltd. and Mercury Pharma Group Limited, under the trade name Advanz Pharma Holdings, filed as Exhibit 10.1 to Form 6-K (File No. 001-38428), filed on August 8, 2022. See Item “Item 4.B – Business Overview” for more information about this document.

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

General Corporate Tax Structure in Israel

In 2023, Israeli resident companies like us are generally subject to corporate tax at the rate of 23.0%.

Capital gains derived by an Israeli resident company are generally subject to tax at the same rate as the corporate tax rate. Under Israeli tax legislation, a corporation will be considered as an “Israeli resident” for tax purposes if it meets one of the following: (a) it was incorporated in Israel; or (b) the management and control of its business are exercised in Israel.

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

As of January 1, 2017, an additional income tax at a rate of 3.0% is imposed on high earners whose annual taxable income or gain exceeds certain thresholds (NIS 698,280 as of January 1, 2023).

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

The term “Israeli resident” for individuals is generally defined under the Israeli Tax Ordinance, as an individual whose center of life is in Israel. According to the Israeli Tax Ordinance, in order to determine the center of life of an individual, account will be taken of the individual’s family, economic and social connections, including, but not limited to: (a) the place of the individual’s permanent home; (b) the place of residence of the individual and the individual’s family; (c) the place of the individual’s regular or permanent place of business or the place of the individual’s permanent employment; (d) place of the individual’s active and substantial economic interests; (e) place of the individual’s activities in organizations, associations and other institutions. The center of life of an individual will be presumed to be in Israel if: (a) the individual was present in Israel for 183 days or more in the tax year; or (b) the individual was present in Israel for 30 days or more in the tax year, and the total period of the individual’s presence in Israel in that tax year and the two previous tax years is 425 days or more. The presumption in this paragraph may be rebutted either by the individual or by the assessing officer.

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

Moreover, capital gains derived by a shareholder who is a dealer or trader in securities, or to whom such income is otherwise taxable as ordinary business income, are taxed in Israel at ordinary income rates (currently, up to 47.0% +3% for individuals and as of January 1, 2022, the corporate tax rate is 23.0%).

Taxation of Non-Israeli Shareholders on Receipt of Dividends

Non-Israeli residents (individuals or corporations) are generally subject to Israeli income tax on the receipt of dividends paid on our Ordinary Shares at the rate of 25.0% (or 30.0% if such person or entity is a “substantial shareholder” at the time receiving the dividend or on any date in the 12 months preceding such date), which tax will be withheld at source, unless a tax certificate is obtained from the Israeli Tax Authority, or ITA, authorizing withholding-exempt remittances or a reduced rate of tax pursuant to an applicable tax treaty.

Notwithstanding the foregoing, a dividend paid by the Company arising from the profits of a preferred enterprise and / or a preferred technological enterprise entitled to tax benefits under the Capital Investment Encouragement Law shall generally be taxable at 20% for individuals, unless subject to a lower rate under the relevant double taxation treaties. Corporations will generally be subject to a withholding tax rate of either 20% (Preferred Enterprise) or a reduced rate of 4% (Preferred Technological Enterprise), subject to fulfillment of certain conditions.

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

Law for the Encouragement of Capital Investments

The Law for the Encouragement of Capital Investments, 5719-1959, or the Investment Law, provides certain incentives for capital investments in production facilities (or other eligible intangible assets) by “Industrial Enterprises” (as defined under the Investment Law). Generally, an investment program that is implemented in accordance with the provisions of the Investment Law, referred to as an Approved Enterprise, a Beneficiary Enterprise, a Preferred Enterprise, a Preferred Technological Enterprise, or a Special Preferred Technological Enterprise, is entitled to benefits as discussed below. These benefits may include cash grants from the Israeli government and tax benefits based upon, among other things, the geographic location in Israel of the facility in which the investment is made.

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

The Investment Law was significantly amended effective as of January 1, 2017, or the 2017 Amendment. The 2017 Amendment was enacted as part of the Economic Efficiency Law that was published on December 29, 2016 and is effective as of January 1, 2017. The 2017 Amendment provides new tax benefits for two types of “Technological Enterprises,” as described below, and is in addition to the other existing tax beneficial programs under the Investment Law.

The 2017 Amendment provides that a preferred company, which is defined as either (i) a company incorporated in Israel which is not wholly owned by a governmental entity, or (ii) a limited partnership that: (a) was registered under the Israeli Partnerships Ordinance; and (b) all of its limited partners are companies incorporated in Israel, but not all of them are governmental entities; which has, among other things, Preferred Enterprise status and is controlled and managed from Israel, or a Preferred Company, satisfying certain conditions will qualify as having a “Preferred Technological Enterprise” and will thereby enjoy a reduced corporate tax rate of 12% on income that qualifies as “Preferred Technological Income,” as defined in the Investment Law. The corporate tax rate may be further reduced to 7.5% with respect to a Preferred Technological Enterprise located in development zone “A,” as defined under the Investment Law. In addition, a Preferred Technological Company will enjoy a reduced corporate tax rate of 12% on capital gain derived from the sale of certain “Benefitted Intangible Assets” (as defined in the Investment Law) to a related foreign company if the Benefitted Intangible Assets were acquired from a foreign company on or after January 1, 2017 for at least NIS 200 million, and the sale receives prior approval from the Israel Innovation Authority.

Dividends distributed by a Preferred Technological Enterprise, paid out of Preferred Technological Income, are generally subject to tax at the rate of 20% or such lower rate as may be provided in an applicable tax treaty (subject to the receipt in advance of a valid certificate from the ITA allowing for a reduced tax rate).

The withholding tax rate applicable to distribution of dividend from such income to non-Israeli residents is 25% (or 30% if distributed to a “substantial shareholder” at the time of the distribution or at any time during the preceding twelve months period), which may be reduced by applying in advance for a withholding certificate from the ITA. A “substantial shareholder” is generally a person who, alone or together with such person’s relative or another person who collaborates with such person on a permanent basis, holds, directly or indirectly, at least 10% of any of the “Means of Control” of the corporation. “Means of control” generally include the right to vote, receive profits, nominate a director or an executive officer, receive assets upon liquidation or order someone who holds any of the aforesaid rights how to act, regardless of the source of such right.

In addition, if such dividends are distributed to a foreign company that holds solely or together with other foreign companies 90% or more in the Israeli company and other conditions are met (including that less than 25% of the shareholder of the foreign company are Israeli residents), the withholding tax rate will be 4% (subject to the receipt in advance of a valid certificate from the ITA allowing for a reduced tax rate). However, if such dividends are paid to an Israeli company, no tax is required to be withheld.

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

Our status as a PFIC will depend on the nature and composition of our income and the nature, composition and value of our assets (which, generally may be determined based on the fair market value of each asset, with the value of goodwill and going concern value being determined in large part by reference to the market value of our Ordinary Shares, which may be volatile). Based upon the estimated value of our assets, including any goodwill, and the nature and estimated composition of our income and assets, we may be classified as a PFIC for the taxable year ended December 31, 2022 and in future taxable years In particular, so long as we do not generate revenue from operations for any taxable year and do not receive any research and development grants, or even if we receive a research and development grant, if such grant does not constitute gross income for U.S. federal income tax purposes, we likely will be classified as a PFIC for such taxable year. Even if we determine that we are not a PFIC for a taxable year, there can be no assurance that the IRS will agree with our conclusion and that the IRS would not successfully challenge our position. Our status as a PFIC is a fact-intensive determination made on an annual basis after the end of each taxable year. Accordingly, our U.S. counsel expresses no opinion with respect to our PFIC status for our taxable year ended December 31, 2022 and also expresses no opinion with regard to our expectations regarding our PFIC status in the future.

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

A non-United States corporation (other than a corporation that is classified as a PFIC for the taxable year in which the dividend is paid or the preceding taxable year) generally will be considered to be a qualified foreign corporation (a) if it is eligible for the benefits of a comprehensive tax treaty with the United States which the Secretary of Treasury of the United States determines is satisfactory for purposes of this provision and which includes an exchange of information provision, or (b) with respect to any dividend it pays on Ordinary Shares that are readily tradable on an established securities market in the United States. We believe that we qualify as a resident of Israel for purposes of, and are eligible for the benefits of, the U.S.-Israel Treaty, although there can be no assurance in this regard. Further, the IRS has determined that the U.S.-Israel Treaty is satisfactory for purposes of the qualified dividend rules and that it includes an exchange of information provision. Our Ordinary Shares will also generally be considered to be readily tradable on an established securities market in the United States if they are listed on The Nasdaq Global Market. Therefore, subject to the discussion above under “—Passive Foreign Investment Company Consequences,” if the U.S.-Israel Treaty is applicable, or if our Ordinary Shares are readily tradable on an established securities market in the United States, such dividends will generally be “qualified dividend income” in the hands of individual U.S. Holders, provided that certain conditions are met, including holding period and the absence of certain risk reduction transaction requirements. Each U.S. Holder is advised to consult its tax advisors regarding the availability of the reduced tax rate on dividends with regard to its particular circumstances.

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

J. Annual Report to Security Holders.

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

Foreign Currency Exchange Risk

We operate primarily in Israel, and approximately 50% of our expenses are denominated in NIS. We are therefore exposed to market risk, which represents the risk of loss that may impact our financial position due to adverse changes in financial market prices and rates. We are subject to fluctuations in foreign currency rates in connection with these arrangements. Changes of 5% and 10% in the U.S. dollar/NIS exchange rate would have increased/decreased operating expenses by approximately 1.2% and 2.4%, respectively, in 2022.

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

The net proceeds from IPO have been used as described in the final prospectus for the IPO filed with the SEC on June 29, 2020.

ITEM 15. CONTROLS AND PROCEDURES

(a) Disclosure Controls and Procedures

Our disclosure controls and procedures are designed to provide reasonable assurance of achieving the desired control objectives. Our management, including our Chief Executive Officer and Senior Vice President of Finance, recognizes that any control system, no matter how well designed and operated, is based upon certain judgments and assumptions and cannot provide absolute assurance that its objectives will be met. Similarly, an evaluation of controls cannot provide absolute assurance that misstatements due to error or fraud will not occur or that all control issues and instances of fraud, if any, have been detected.

Our management, with the participation of our Chief Executive Officer and Senior Vice President of Finance, has evaluated the effectiveness of our disclosure controls and procedures (as such term is defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) as of December 31, 2022, or the Evaluation Date. Based on such evaluation, those officers have concluded that, as of the Evaluation Date, our disclosure controls and procedures are effective in recording, processing, summarizing and reporting, on a timely basis, information required to be included in periodic filings under the Exchange Act and that such information is accumulated and communicated to management, including our principal executive and financial officers, as appropriate to allow timely decisions regarding required disclosure.

(b) Management’s Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Rule 13a-15(f) under the Exchange Act. Under the supervision and with the participation of our management, including our Chief Executive Officer and Senior Vice President of Finance, we conducted an evaluation of the effectiveness of our internal control over financial reporting based principally on the framework and criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission as of the end of the period covered by this report. Based on that evaluation, our management has concluded that our internal control over financial reporting was effective as of December 31, 2022 at providing reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.

(c) Attestation Report of the Registered Public Accounting Firm

This annual report does not include an attestation report of our independent registered public accounting firm regarding internal control over financial reporting due to an exemption for emerging growth companies provided in the JOBS Act.

(d) Changes in Internal Control over Financial Reporting

During the year ended December 31, 2022, there were no changes in our internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16. [Reserved].

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

ITEM 16B. CODE OF ETHICS

We have adopted a Corporate Code of Ethics and Conduct applicable to all of our directors and employees, including our Chief Executive Officer, Senior Vice President of Finance, controller or principal accounting officer, or other persons performing similar functions, which is a “code of ethics” as defined in Item 16B of Form 20-F promulgated by the SEC. The full text of the Corporate Code of Ethics and Conduct is posted on our website at www.polypid.com. Information contained on, or that can be accessed through, our website does not constitute a part of this annual report and is not incorporated by reference herein. If we make any amendment to the Corporate Code of Ethics and Conduct or grant any waivers, including any implicit waiver, from a provision of such code, we will disclose the nature of such amendment or waiver on our website to the extent required by the rules and regulations of the SEC.

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

Kost, Forer, Gabbay & Kasierer, Certified Public Accountants (Israel), an independent registered public accounting firm and a member firm of Ernst & Young Global, has served as our principal independent registered public accounting firm for each of the two years ended December 31, 2021 and 2022.

The following table provides information regarding fees paid by us to Kost, Forer, Gabbay & Kasierer and/or other member firms of Ernst & Young Global for all services, including audit services, for the years ended December 31, 2021 and 2022:

	Year Ended December 31,
	2021	2022

Audit fees (1)	$240,000	$252,000
Audit-related fees (2)	24,000	77,000
Tax fees (3)	21,251	44,900
All other fees	-	-

Total	$285,251	$373,900

(1)	Includes professional services rendered in connection with the audit of our annual financial statements, review of our interim financial statements and tax returns.
(2)	Includes professional services rendered, such as comfort letters for the Sales Agreement and audit of the IIA programs, in connection with the preparation the Company’s registration statement on Form F-3.
(3)	Includes professional services rendered for tax compliance and tax advice other than in connection with the audit.

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

In accordance with Israeli law and practice and subject to the exemption set forth in Rule 5615 of the Nasdaq Stock Market rules, we have elected to follow the provisions of the Israeli Companies Law, rather than the Nasdaq Stock Market rules, with respect to the following requirements:

●	Proxy Statements. We will not be required to and, in reliance on home country practice, we do not intend to comply with certain Nasdaq Rules regarding the provision of proxy statements for general meetings of shareholders. Israeli corporate law does not have a regulatory regime for the solicitation of proxies. We intend to provide notice convening an annual general meeting, including an agenda and other relevant documents.
●	Quorum. As permitted under the Israeli Companies Law and pursuant to our amended and restated articles of association, the quorum required for an ordinary meeting of shareholders will consist of at least two shareholders present in person, by proxy or by other voting instrument in accordance with the Israeli Companies Law, who hold at least 25% of the voting power of our shares. A meeting adjourned for lack of a quorum is generally adjourned to the same day in the following week at the same time and place or to a later time or date if so specified in the summons or notice of the meeting. At the reconvened meeting, in general any shareholder present in person or by proxy shall constitute a lawful quorum, instead of 33⅓% of the issued share capital as required under the Nasdaq Rules.
●	Nomination of our directors. The nominations for directors, which are presented to our shareholders by our board of directors, are generally made by the board of directors itself, in accordance with the provisions of our articles of association and the Israeli Companies Law. Nominations need not be made by a nominating committee of our board of directors consisting solely of independent directors or by a vote consisting solely of our independent directors in order to determine which persons shall be nominated for election by our shareholders, as required under the Nasdaq Stock Market rules.
●	Independent Directors. Under the Israeli Companies Law, we would be required to include on our board of directors at least two members, each of whom qualifies as an external director, and as to whom special qualifications and other provisions would be applicable. We would also be required to include one such external director on each of our board committees. However, as we do not have a controlling shareholder, and we comply with the requirements of the Nasdaq Stock Market with respect to the composition of our board and such committees, we therefore are exempt from the Israeli Companies Law requirements with respect thereto, including the appointment of external directors. We are required, however, to ensure that all members of our audit committee are “independent” under the Nasdaq Rules, and we must also ensure that a majority of the members of our audit committee are “independent directors” as defined in the Israeli Companies Law. Furthermore, Israeli law does not require, and our independent directors do not conduct regularly scheduled meetings at which only they are present, as otherwise required by the Nasdaq Stock Market rules.

●	Shareholder Approval. We will not be required to and, in reliance on home country practice, we do not intend to comply with certain Nasdaq Rules regarding shareholder approval for certain issuances of securities under Nasdaq Rule 5635. In particular, under the Nasdaq Rules, shareholder approval is generally required for: (i) an acquisition of shares or assets of another company that involves the issuance of 20% or more of the acquirer’s shares or voting rights or if a director, officer or 5% shareholder has greater than a 5% interest (or such persons collectively have a 10% or greater interest) in the target company or the assets to be acquired or the consideration to be received and the present or potential issuance of Ordinary Shares, or securities convertible into or exercisable for Ordinary Shares, could result in an increase in outstanding Ordinary Shares or voting power of 5% or more; (ii) the issuance of shares leading to a change of control; (iii) adoption or amendment of a stock option or purchase plan or other equity compensation arrangements, pursuant to which stock may be acquired by officers, directors, employees or consultants (with certain limited exception); and (iv) issuances of 20% or more of the shares or voting rights (including securities convertible into, or exercisable for, equity) of a listed company via a private placement (and/or via sales by directors or officers or 5% shareholders) if such equity is issued (or sold) at below a specified minimum price. By contrast, under the Israeli Companies Law, the adoption of, and material changes to, equity-based compensation plans generally require the approval of the board of directors and the compensation committee of the board of directors.
●	Approval of Related Party Transactions. All related party transactions are approved in accordance with the requirements and procedures for approval of interested party acts and transactions as set forth in the Israeli Companies Law, which requires the approval of the audit committee, or the compensation committee, as the case may be, the board of directors and shareholders, as may be applicable, for specified transactions, rather than approval by the audit committee or other independent body of our board of directors as required under the Nasdaq Stock Market rules.
●	Annual Shareholders Meeting. We will not be required to and, in reliance on home country practice, we do not intend to comply with Nasdaq Stock Market Rule 5620(a), which requires a listed company to hold its annual shareholders meeting within one year of the company’s fiscal year-end. Under the Israeli Companies Law, we are required to hold an annual shareholders meeting each calendar year and within 15 months of the last annual shareholders meeting.

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

ITEM 19. EXHIBITS.

Exhibit	Description

1.1	Articles of Association of PolyPid Ltd., filed as Exhibit 99.1 to Form 6-K (File No. 001-38428) filed on May 3, 2022, and incorporated herein by reference.

2.1	Form of Warrant to purchase Series E-1 Preferred Shares, filed as Exhibit 4.2 to form F-1 (File No. 333-238978) filed on June 5, 2020, and incorporated herein by reference.

2.2	Description of Securities (filed herewith).

4.1	Form of Officer Indemnity and Exculpation Agreement, filed as Exhibit 10.1 to Form F-1 (File No. 333-238978) filed on June 22, 2020, and incorporated herein by reference.

4.2	Compensation Policy, filed as Exhibit 99.1 to Form 6-K (File No. 001-38428) filed on April 13, 2021, and incorporated herein by reference.

4.3	Amended and Restated PolyPid Ltd. 2012 Share Option Plan, filed as Exhibit 99.1 to Form 6-K (File No. 001-38428) filed on August 10, 2022, and incorporated herein by reference.

4.4	Lease Agreement, dated March 27, 2014, by and between PolyPid Ltd. and Ogen Yielding Real Estate Ltd. (unofficial English translation from Hebrew original), filed as Exhibit 10.4 as Exhibit 10.4 to Form F-1 (File No. 333-238978) filed on June 22, 2020, and incorporated herein by reference.

4.5	Addendum to Lease Agreement, dated July 1, 2014, by and between PolyPid Ltd. and Ogen Yielding Real Estate Ltd. (unofficial English translation from Hebrew original), filed as Exhibit 10.4.1 to Form F-1 (File No. 333-238978) filed on June 22, 2020, and incorporated herein by reference.

4.6	Second Addendum to Lease Agreement, dated July 23, 2017, by and between PolyPid Ltd. and Ogen Yielding Real Estate Ltd. (unofficial English translation from Hebrew original), filed as Exhibit 10.4.2 to Form F-1 (File No. 333-238978) filed on June 22, 2020, and incorporated herein by reference.

4.7	Third Addendum to Lease Agreement, dated November 28, 2017, by and between PolyPid Ltd. and Ogen Yielding Real Estate Ltd. (unofficial English translation from Hebrew original), filed as Exhibit 10.4.3 to Form F-1 (File No. 333-238978) filed on June 22, 2020, and incorporated herein by reference.

4.8	Fourth Addendum to Lease Agreement, dated January 22, 2018, by and between PolyPid Ltd. and Ogen Yielding Real Estate Ltd. (unofficial English translation from Hebrew original), filed as Exhibit 10.4.4 to Form F-1 (File No. 333-238978) filed on June 22, 2020, and incorporated herein by reference.

4.9	Fifth Addendum to Lease Agreement, dated November 4, 2018, by and between PolyPid Ltd. and Ogen Yielding Real Estate Ltd. (unofficial English translation from Hebrew original), filed as Exhibit 10.4.5 to Form F-1 (File No. 333-238978) filed on June 22, 2020, and incorporated herein by reference.

4.10	Sixth Addendum to Lease Agreement, dated December 15, 2019, by and between PolyPid Ltd. and Ogen Yielding Real Estate Ltd. (unofficial English translation from Hebrew original), filed as Exhibit 10.4.6 to Form F-1 (File No. 333-238978) filed on June 22, 2020, and incorporated herein by reference.

4.11	Seventh Addendum to Lease Agreement, dated April 11, 2021 by and between PolyPid Ltd. and Ogen Yielding Real Estate Ltd. (unofficial English translation from Hebrew original), filed as Exhibit 4.11 to Form 20-F (File No. 001-38428) filed on February 28, 2022, and incorporated herein by reference.

4.12	Eighth Addendum to Lease Agreement, dated August 9, 2021, by and between PolyPid Ltd. and Ogen Yielding Real Estate Ltd. (unofficial English translation from Hebrew original), filed as Exhibit 4.12 to Form 20-F (File No. 001-38428) filed on February 28, 2022, and incorporated herein by reference.

4.13	Ninth Addendum to Lease Agreement, dated October 26, 2021, by and between PolyPid Ltd. and Ogen Yielding Real Estate Ltd. (unofficial English translation from Hebrew original), filed as Exhibit 4.13 to Form 20-F (File No. 001-38428) filed on February 28, 2022, and incorporated herein by reference.

4.14	Tenth Addendum to Lease Agreement, dated January 25, 2022, by and between PolyPid Ltd. and Ogen Yielding Real Estate Ltd. (unofficial English translation from Hebrew original), filed as Exhibit 4.14 to Form 20-F (File No. 001-38428) filed on February 28, 2022, and incorporated herein by reference.

4.15	Sales Agreement, dated July 2, 2021, by and between PolyPid Ltd. and Cantor Fitzgerald & Co., filed as Exhibit 10.1 to form F-3 (File No. 333-257651) filed on July 2, 2021, and incorporated herein by reference.

4.16	Agreement for the Provision of a Loan Facility of up to US$15,000,000 dated April 5, 2022, by and between Kreos Capital VI (Expert Fund) LP and PolyPid Ltd., filed as Exhibit 10.1 to Form 6-K (File No. 001-38428), filed on April 6, 2022, and incorporated herein by reference.

4.17	License, Distribution and Supply Agreement, dated August 2, 2022, by and between PolyPid Ltd. and Mercury Pharma Group Limited, under the trade name Advanz Pharma Holdings, filed as Exhibit 10.1 to Form 6-K (File No. 001-38428), filed on August 8, 2022, and incorporated herein by reference.

8.1	List of Subsidiaries, filed as Exhibit 8.1 to form 20-F (File No. 001-38428) filed on March 5, 2021 and incorporated herein by reference.

12.1	Certification of the Principal Executive Officer pursuant to rule 13a-14(a) of the Securities Exchange Act of 1934.

12.2	Certification of the Principal Financial Officer pursuant to rule 13a-14(a) of the Securities Exchange Act of 1934.

13.1	Certification of the Principal Executive Officer pursuant to 18 U.S.C. 1350, furnished herewith.

13.2	Certification of the Principal Financial Officer pursuant to 18 U.S.C. 1350, furnished herewith.

15.1	Consent of Kost, Forer, Gabbay & Kasierer, Certified Public Accountants (Israel), an independent registered public accounting firm and a member firm of Ernst & Young Global.

101	The following financial information from the Registrant’s Annual Report on Form 20-F for the year ended December 31, 2022, formatted in XBRL (eXtensible Business Reporting Language): (i) Report of Independent Registered Public Accounting Firm; (ii) Consolidated Balance Sheets; (iii) Consolidated Statements of Operations; (iv) Consolidated Statements of Changes in Convertible Preferred Shares and Shareholders’ Equity (Deficit); (v) Consolidated Statements of Cash Flows; and (vi) Notes to the Consolidated Financial Statements, tagged as blocks of text and in detail.

104	Cover Page Interactive Data File (embedded within the Inline XBRL document).

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on Form 20-F filed on its behalf.

POLYPID LTD.

Date: March 31, 2023	By:	/s/ Dikla Czaczkes Akselbrad
Dikla Czaczkes Akselbrad
Chief Executive Officer and Director

POLYPID LTD.

AND ITS SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2022

AUDITED

- - - - - - - - - - - - - - - - - - -

Kost Forer Gabbay & Kasierer 2 Pal-Yam Blvd. Brosh Bldg. Haifa 3309502, Israel	Tel: +972-4-8654000 Fax: +972-3-5633439 ey.com

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors of

POLYPID LTD.

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheets of PolyPid Ltd. and its subsidiaries (the “Company”) as of December 31, 2022 and 2021, the related consolidated statements of operations, changes in convertible preferred shares and shareholders’ equity (deficit) and cash flows for each of the three years in the period ended December 31, 2022, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2022 and 2021, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2022, in conformity with U.S. generally accepted accounting principles.

The Company’s Ability to Continue as a Going Concern

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1.d to the financial consolidated statements, the Company has suffered recurring losses from operations and has stated that substantial doubt exists about the Company’s ability to continue as a going concern. Management’s evaluation of the events and conditions and management’s plans regarding these matters are also described in Note 1.d. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

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

Haifa, Israel
March 31, 2023

POLYPID LTD. AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands

	December 31,
	2022	2021

ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$8,552	$9,819
Restricted cash	511	397
Short-term deposits	4,042	22,384
Prepaid expenses and other current assets	1,089	2,211

Total current assets	14,194	34,811

LONG-TERM ASSETS:
Property and equipment, net	9,247	8,761
Operating lease right-of-use assets	2,431	-
Other long-term assets	99	663

Total long-term assets	11,777	9,424

Total assets	$25,971	$44,235

The accompanying notes are an integral part of the consolidated financial statements.

POLYPID LTD. AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands (except share and per share data)

	December 31,
	2022	2021

LIABILITIES AND SHAREHOLDERS’ EQUITY

CURRENT LIABILITIES:
Current maturities of long-term debt	$4,024	$-
Accrued expenses and other current liabilities	2,429	3,940
Trade payables	1,141	4,136
Current maturities of operating lease liabilities	959	-

Total current liabilities	8,553	8,076

LONG-TERM LIABILITIES:
Long-term debt	7,574	-
Deferred revenues	2,548	-
Long-term operating lease liabilities	1,173	-
Other liabilities	294	199

Total long-term liabilities	11,589	199

COMMITMENTS AND CONTINGENT LIABILITIES

SHAREHOLDERS’ EQUITY:
Ordinary shares, no par value - Authorized: 47,800,000 shares at December 31, 2022 and 2021; Issued and outstanding: 19,851,833 and 18,756,570 shares at December 31, 2022 and 2021, respectively	-	-
Additional paid-in capital	220,273	210,847
Accumulated deficit	(214,444)	(174,887)

Total shareholders’ equity	5,829	35,960

Total liabilities and shareholders’ equity	$25,971	$44,235

The accompanying notes are an integral part of the consolidated financial statements.

POLYPID LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

U.S. dollars in thousands (except share and per share data)

	Year Ended December 31,
	2022	2021	2020

Operating expenses:
Research and development, net	$27,990	$30,553	$16,954
Marketing and business development	2,888	2,983	1,614
General and administrative	8,010	9,609	7,704

Operating loss	38,888	43,145	26,272
Financial (income) expense, net	540	(544)	10,597

Loss before income tax	39,428	42,601	36,869
Income tax expense	129	-	-

Net loss	39,557	42,601	36,869

Deemed dividend	-	-	2,114

Net loss attributable to Ordinary shares	$39,557	$42,601	$38,983

Basic and diluted net loss per Ordinary share	$2.04	$2.28	$4.48

Weighted average number of Ordinary shares used in computing basic and diluted loss per share	19,426,692	18,721,528	9,582,405

The accompanying notes are an integral part of the consolidated financial statements.

POLYPID LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN CONVERTIBLE PREFERRED SHARES AND SHAREHOLDERS’ EQUITY (DEFICIT)

U.S. dollars in thousands (except share data)

	Convertible Preferred shares			Shareholders’ equity (deficit)
	Number of shares	Amount	Total	Number of Ordinary shares	Additional paid-in capital	Accumulated deficit	Total shareholders’ equity (deficit)

Balances as of January 1, 2020	12,520,977	$106,313	$106,313	562,748	$5,671	$(93,303)	$(87,632)

Share-based compensation	-	-	-	-	4,577	-	4,577
Issuance of Ordinary shares in connection with the IPO, net (1)	-	-	-	4,312,500	62,757	-	62,757
Conversion of convertible Preferred shares to Ordinary shares	(12,520,977)	(106,313)	(106,313)	12,520,977	106,313	-	106,313
Deemed dividend related to Series E-1 Preferred shares	-	-	-	158,967	2,114	(2,114)	-
Reclassification of warrants into equity	-	-	-	-	23,614	-	23,614
Exercise of warrants	-	-	-	939,152	13	-	13
Issuance of warrants	-	-	-	-	1	-	1
Exercise of options	-	-	-	395	3	-	3
Loss	-	-	-	-	-	(36,869)	(36,869)

Balances as of December 31, 2020	-	-	-	18,494,739	205,063	(132,286)	72,777

Share-based compensation	-	-	-	-	4,750	-	4,750
Exercise of warrants	-	-	-	184,473	632	-	632
Exercise of options	-	-	-	77,358	402	-	402
Loss	-	-	-	-	-	(42,601)	(42,601)

Balances as of December 31, 2021	-	-	-	18,756,570	210,847	(174,887)	35,960

Share-based compensation	-	-	-	-	4,307	-	4,307
Issuance of Ordinary shares, net (2)	-	-	-	1,065,057	4,423	-	4,423
Issuance of warrants	-	-	-	-	588	-	588
Exercise of options	-	-	-	30,206	108	-	108
Net loss	-	-	-	-	-	(39,557)	(39,557)

Balances as of December 31, 2022	-	$-	$-	19,851,833	$220,273	$(214,444)	$5,829

(1)	Net of issuance costs of $6,243 (see Note 1c).
(2)	Net of issuance costs of $222.

The accompanying notes are an integral part of the consolidated financial statements.

POLYPID LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands (except share data)

	Year Ended December 31,
	2022	2021	2020

Cash flows from operating activities:
Net loss	$(39,557)	$(42,601)	$(36,869)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation of property and equipment	1,721	1,118	1,012
Remeasurement of warrants	-	-	11,373
Non-cash financial expenses, net	289	-	-
Share-based compensation expenses	4,307	4,750	4,577
Changes in assets and liabilities:
Prepaid expenses and other assets	1,185	83	(1,929)
Operating lease liabilities and right-of-use assets, net	(299)	-	-
Trade payables	(3,095)	2,221	(607)
Deferred revenues	2,548	-	-
Accrued expenses and other liabilities	(1,416)	2,043	847

Net cash used in operating activities	(34,317)	(32,386)	(21,596)

Cash flows from investing activities:
Short-term and long-term deposits, net	18,342	39,893	(39,592)
Pre-payments for equipment	-	(340)	(395)
Purchase of property and equipment	(1,767)	(2,653)	(781)

Net cash provided by (used in) investing activities	16,575	36,900	(40,768)

Cash flows from financing activities:
Proceeds from exercise of warrants	-	632	13
Proceeds from exercise of options	108	402	3
Proceeds from issuance of Ordinary shares in connection with the IPO, net	-	-	62,757
Proceeds from issuance of Ordinary shares, net	4,423	-	-
Proceeds from long-term debt, net	11,711	-	-
Repayment of long-term debt	(402)	-	-
Proceeds from issuance of warrants	588	-	1

Net cash provided by financing activities	16,428	1,034	62,774

Increase (decrease) in cash, cash equivalents and restricted cash	(1,314)	5,548	410
Cash, cash equivalents and restricted cash at the beginning of the year	10,456	4,908	4,498

Cash, cash equivalents and restricted cash at the end of the year	$9,142	$10,456	$4,908

Supplemental disclosures of cash flows:
Interest paid	$734	$-	$-

Cash paid during the year for income taxes	$8	$-	$-

The accompanying notes are an integral part of the consolidated financial statements.

POLYPID LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands (except share data)

	Year Ended December 31,
	2022	2021	2020

Supplemental disclosures of cash flow information:
Cash and cash equivalents	$8,552	$9,819	$4,319
Restricted cash	511	397	390
Restricted cash included in other long-term assets	79	240	199

Cash, cash equivalents and restricted cash at the end of the year	$9,142	$10,456	$4,908

Supplemental disclosures of non-cash investing and financing information:
Property and equipment acquired by credit	$100	$941	$-

Property and equipment paid for in prior periods	$340	$395	$-

Right-of-use asset recognized with corresponding lease liabilities	$3,528	$-	$-

Cash paid for amounts included in measurement of lease liabilities	$1,259	$-	$-

The accompanying notes are an integral part of the consolidated financial statements.

POLYPID LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 1:-	GENERAL

a.	PolyPid Ltd. (the “Company”) was incorporated under the laws of Israel and commenced operations on February 28, 2008. The Company is a Phase 3 biopharmaceutical company focused on developing targeted, locally administered, and prolonged-release therapeutics using its proprietary PLEX (Polymer-Lipid Encapsulation matriX) technology. The Company’s product candidates are designed to address unmet medical needs by delivering active pharmaceutical ingredients, or APIs, locally at predetermined release rates and durations over extended periods ranging from days to several months. The Company is initially focused on the development of its lead product candidate, D-PLEX, which incorporates an antibiotic for the prevention of surgical site infection in bone and soft tissue. Through December 31, 2022, the Company has been primarily engaged in research and development.

The Company’s wholly owned subsidiaries include a subsidiary in the United States of America (the “US Subsidiary”) and a subsidiary in Romania. The US Subsidiary’s operation focuses on marketing and business development of the Company’s operation in the United States of America.

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

In September 2022, the Company announced top-line results from the Surgical site Hospital acquired Infection prEvention with Local D-PLEX100 (“SHIELD”) I Phase 3 trial. SHIELD I did not achieve its primary endpoint of reduction in Surgical Site Infections (“SSIs”), re-interventions due to SSIs and mortality: in the Intent to Treat (“ITT”) population, the local administration of D-PLEX100 and standard of care (“SoC”), (n=485) resulted in a decrease in the primary endpoint of 23 percent compared to SoC alone (n=489) (p=0.1520).

POLYPID LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 1:-	GENERAL (CONT.)

That said, in a pre-specified subgroup ITT analysis requested by the United States (“U.S.”) Food and Drug Administration of a total of 423 subjects with large incisions (>20 centimeters), the local administration of D-PLEX100 resulted in a significant reduction of 54 percent in the primary endpoint, compared to SoC alone (p=0.0032). Within the first 30 days post-surgery, SSIs decreased from 9.7% in the SoC treatment arm (n=211), as compared to 4.4% in the D-PLEX100 treatment arm (n=212).

The Company expects to continue to incur substantial losses over the next several years during its clinical development phase. To fully execute its business plan, the Company will need to complete phase 3 clinical studies and certain development activities as well as manufacture the required clinical and commercial production batches in the pilot manufacturing plant. Further, the Company’s product candidates will require regulatory approval prior to commercialization and the Company will need to establish sales, marketing and logistic infrastructures. These activities may span many years and require substantial expenditures to complete and may ultimately be unsuccessful. Any delays in completing these activities could adversely impact the Company.

As of December 31, 2022, the Company had cash, cash equivalents and short-term deposits in the total amount of $12,594. During the year ended December 31, 2022, the Company incurred a net loss of $39,557 and had negative cash flows from operating activities of $34,317. In addition, the Company had an accumulated deficit of $214,444 at December 31, 2022.

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

POLYPID LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES

The consolidated financial statements are prepared according to United States generally accepted accounting principles (“U.S. GAAP”).

a.	Use of estimates:

The Company’s management believes that the estimates, judgments and assumptions used are reasonable based upon information available at the time they are made. These estimates, judgments and assumptions can affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the consolidated financial statements, and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from those estimates.

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

Restricted cash is primarily invested in a bank deposit and is used as security for the Company’s lease commitments and for its forward and options transactions activities (see Note 2q).

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

A short-term bank deposit is a deposit with a maturity of more than three months, but less than one year. Deposits in U.S. dollars bear interest at rates ranging from 4.55%-5.90%, per annum, as of December 31, 2022. Short-term deposits are presented at cost, which approximates market value due to their short maturities.

h.	Property and equipment, net:

Property and equipment are stated at cost, net of accumulated depreciation. Depreciation is calculated using the straight-line method over the estimated useful lives of the assets at the following rates:

%
Computers and software	33
Laboratory equipment	10 - 15
Furniture and office equipment	15
Leasehold improvements	Over the shorter of the term of the lease or its useful life

i.	Leases:

On January 1, 2022, the Company adopted ASC No. 842, “Leases” (“ASC 842”), using the modified retrospective method by applying the new standard to all leases existing at the date of initial application. Results and disclosure requirements for reporting periods beginning after January 1, 2022, are presented under ASC 842, while prior period amounts have not been adjusted and continue to be reported in accordance with the Company’s historical accounting under ASC No. 840, “Leases”.

The Company has elected the package of practical expedients permitted under the transition guidance, which allows the Company not to reassess: (1) whether any existing contracts as of the adoption date are or contain a lease under ASC 842, (2) lease classification for any existing leases as of the adoption date, and (3) initial direct costs for any existing leases as of the adoption date. Lastly, the Company also elected the practical expedient to not separate lease and non-lease components for its leases.

As a result of the adoption of ASC 842 on January 1, 2022, the Company recorded both operating leases right-of-use (“ROU”) assets and operating lease liabilities of $3,388.

The ROU assets include adjustments for lease prepayments in the amount of $36. The adoption did not impact the Company’s beginning accumulated deficit, or its prior year consolidated statements of operations and statements of cash flows. The adoption did not have a material impact on the Company’s current year consolidated statements of operations.

POLYPID LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (CONT.)

i.	Leases: (Cont.)

Leases are classified as either finance leases or operating leases. A lease is classified as a finance lease if any one of the following criteria are met: the lease transfers ownership of the asset by the end of the lease term, the lease contains an option to purchase the asset that is reasonably certain to be exercised, the lease term is for a major part of the remaining useful life of the asset, the present value of the lease payments equals or exceeds substantially all of the fair value of the asset, or the underlying asset is of such a specialized nature that it is expected to have no alternative use to the lessor at the end of lease term. A lease is classified as an operating lease if it does not meet any one of these criteria. Since all of the Company’s lease contracts do not meet any of the criteria above, the Company concluded that all of its lease contracts should be classified as operating leases.

ROU assets and liabilities are recognized on the commencement date based on the present value of remaining lease payments over the lease term. For this purpose, the Company considers only payments that are fixed and determinable at the time of commencement. As most of the Company’s leases do not provide an implicit rate, the Company uses its incremental borrowing rate based on information available on the commencement date in determining the present value of lease payments. All ROU assets are reviewed for impairment. The lease terms may include options to extend or terminate the lease when it is reasonably certain that the Company will exercise such options.

j.	Impairment of long-lived assets:

The Company’s long-lived assets are reviewed for impairment in accordance with ASC No. 360, “Property, Plant and Equipment”, whenever events or changes in circumstances indicate that the carrying amount of the asset may not be recoverable. Recoverability of an asset to be held and used is measured by a comparison of the carrying amount of an asset to the future undiscounted cash flows expected to be generated by the asset. If such asset is considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the asset exceeds its fair value. As of December 31, 2022 and 2021, no impairment losses have been identified.

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

The Company recognizes participations in research and development, as a reduction from research and development expenses in the amount of $738 and $542 for the years ended December 31, 2022, and 2021, respectively (no grants were received for the year ended December 31, 2020).

From inception up until December 31, 2022, the Company received a total of $7,193 in grants, out of which royalty-bearing grants in the amount of $4,888 from the IIA, non-royalty bearing grants in the amount of $1,578 from the IIA (out of which $521 were received during the year ended December 31, 2022) and non-royalty bearing grants in the amount of $727 from the FP7.

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

n.	Basic and diluted net loss per share:

Prior to the Company’s IPO, the Company computed its net loss per share using the two-class method required for participating securities. The two-class method requires income available to Ordinary shareholders for the period to be allocated between Ordinary shares and participating securities based upon their respective rights to receive dividends as if all income for the period had been distributed. The Company considered its convertible preferred shares to be participating securities as the holders of the convertible preferred shares would be entitled to dividends that would be distributed to the holders of Ordinary shares, on a pro-rata basis, on an as-converted basis. These participating securities did not contractually require the holders of such shares to participate in the Company’s losses.

POLYPID LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (CONT.)

n.	Basic and diluted net loss per share: (Cont.)

As such, during the periods when the Company is in a loss position, the loss attributable to Ordinary shareholders was not allocated to the convertible preferred shares under the two-class method as these securities did not have a contractual obligation to share in the Company’s losses.

Following the Company’s IPO, the Company’s basic net loss per share is calculated by dividing the net loss attributable to Ordinary shareholders by the weighted-average number of shares of Ordinary shares outstanding for the period, without consideration of potentially dilutive securities. The diluted net loss per share is calculated by giving effect to all potentially dilutive securities outstanding for the period using the treasury share method or the if-converted method based on the nature of such securities. Diluted net loss per share is the same as basic net loss per share in periods when the effects of potentially dilutive shares of Ordinary shares are anti-dilutive.

o.	Convertible preferred shares and convertible preferred shares warrant liability:

The terms of the convertible preferred A, A-1, B, B-1, C-1, C-2, D-1, D-3, E and E-1 shares allowed the holders to redeem shares, under certain circumstances, outside of the Company’s control. Therefore, these shares were classified as mezzanine equity on the balance sheet and not included as a component of shareholders’ deficit before the IPO. The Company did not adjust the preferred shares’ carrying value to the redemption value since redemption was not probable.

Following the Company’s IPO, the convertible preferred shares were converted into Ordinary shares and were reclassified into permanent equity.

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

Following the Company’s IPO, the warrants can only be exercised into the Company’s ordinary equity shares. Consequently, as of the IPO date, the Company reclassified the warrants as equity since the warrants are not an ASC No. 480, “Distinguishing Liabilities from Equity” (“ASC 480”), liability, are indexed to the Company’s own stock and can be classified as equity pursuant to ASC No. 815-40, “Derivatives and Hedging” (“ASC 815”).

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

POLYPID LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (CONT.)

p.	Fair value of financial instruments: (Cont.)

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

A three-tier fair value hierarchy is established as a basis for considering such assumptions and for inputs used in the valuation methodologies in measuring fair value:

Level 1 -	Observable inputs that reflect quoted prices (unadjusted) in active markets for identical assets and liabilities.
Level 2 -	Include other inputs that are directly or indirectly observable in the marketplace.
Level 3 -	Unobservable inputs which are supported by little or no market activity

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

The fair value measurement of the FCA (as defined in Note 7) is measured using unobservable inputs that require a high level of judgment to determine fair value, and thus is classified as a Level 3 financial instrument. The Company estimates the fair value of the abovementioned instrument using the Monte-Carlo simulation and the Black-Scholes option pricing model.

Fair value estimates are made at a specific point in time, based on relevant market information and information about the financial instruments. These estimates are subjective in nature and involve uncertainties and matters of significant judgment and, therefore, cannot be determined with precision. Changes in assumptions could significantly affect these estimates.

q.	Derivative financial instruments:

The Company accounts for derivatives based on ASC 815. ASC 815 requires the Company to recognize all derivatives on the balance sheet at fair value. The Company enters into option and forward contracts in order to limit the exposure to exchange rate fluctuation associated with expenses mainly incurred in NIS. Since the derivative instruments that the Company holds were not designated as hedging instruments under ASC 815, any gain or loss derived from such instruments is recognized immediately as “financial (income) expense, net”.

The Company measured the fair value of the contracts in accordance with ASC 820. Foreign currency derivative contracts are classified within Level 2 as the valuation inputs are based on quoted prices and market observable data of similar instruments. As of December 31, 2022 and 2021, the fair value of the options and forward contracts was ($12) and $28, respectively, which were presented as Accrued expenses and other current liabilities and Prepaid expenses and other current assets, respectively. Financial expense (income) for the years ended December 31, 2022, 2021 and 2020, amounted to $273, ($58) and ($81), respectively.

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

As of December 31, 2022 and 2021, the Company’s uncertain tax position liability was immaterial. The Company’s policy is to accrue interest and penalties related to unrecognized tax benefits in its taxes on income.

s.	Revenue recognition:

The Company recognizes revenue from contracts with customers under ASC No. 606, “Revenue from Contracts with Customers”. Accordingly, the Company recognizes revenue when it transfers promised goods or services to customers in an amount that reflects the consideration to which it expects to be entitled in exchange for those goods or services.

To determine revenue recognition for contracts with customers, the Company performs the following five steps:

(i) identify the contract(s) with a customer;

(ii) identify the performance obligations in the contract;

(iii) determine the transaction price;

(iv) allocate the transaction price to the performance obligations in the contract; and

(v) recognize revenue when (or as) the Company satisfies its performance obligations.

At contract inception, the Company assesses the goods or services agreed upon within each contract and assesses whether each good or service is distinct to determine the performance obligations. The Company then recognizes as revenue the amount of the transaction price that is allocated to the respective performance obligation when (or as) the performance obligation is satisfied.

On August 2, 2022, the Company entered into a license, distribution and supply agreement (the “Agreement”) with Mercury Pharma Group Limited, under the trade name Advanz Pharma Holdings (the “Customer”), with respect to the Company’s product, the D-PLEX100 (the “Product”), for the prevention of (i) post abdominal surgery incisional infection; and/or (ii) post cardiac surgery sternal infection.

POLYPID LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (CONT.)

s.	Revenue recognition: (Cont.)

The term of the Agreement is until the later of December 31, 2035, or 10 years after the first commercial sale of the Product. The Agreement can also be terminated by either party under certain limited circumstances. Pursuant to the Agreement, the Customer was granted an exclusive license to market, commercialize, and distribute the Product in the European Economic Area and in the United Kingdom. Under the Agreement, the Company will carry out all activities required to obtain marketing authorization in each territory, approving the commercial sale of the Product in that territory. Once marketing authorization will be granted in a territory, the Customer will be required to achieve minimum sales requirements for that territory.

Under the terms of the Agreement, the Company received a non-refundable, one-time payment of €2.5 million (approximately $2,548). The Company is also entitled to receive additional development-related milestones payments for a total of up to €23 million. In addition, the Company will be entitled to receive up to additional €87 million upon achievement of certain commercial sale milestones.

The Company has concluded that the Agreement includes a single performance obligation. The Company has concluded that the license and development are not distinct from the manufacturing since the Customer could not use, consume, or sell the license and development services on their own or with resources readily available to the Customer because of the Company’s specialized knowledge and the associated manufacturing know-how and because currently, and in the foreseeable future, there are no other parties that could manufacture the Product. As such, the transaction price was fully allocated to the single performance obligation. Since it is not probable that a significant reversal in the amount of cumulative revenue recognized will not occur when the uncertainty associated with the milestone payments is resolved, the Company estimated the transaction price at €2.5 million (approximately $2,548).

As of December 31, 2022, the Company has yet to satisfy its performance obligation under the Agreement and, therefore, no revenues were recognized. Accordingly, the upfront payment amount was classified as a long-term deferred revenue in the Company’s consolidated balance sheet as of December 31, 2022.

t.	Concentration of credit risks:

Financial instruments that potentially subject the Company to concentration of credit risk consist principally of cash and cash equivalents and short-term deposits.

Cash, cash equivalents, restricted cash and short-term deposits are deposited in major banks in Israel and in the United States of America. Such investments may be in excess of insured limits or not insured. Generally, cash and cash equivalents may be redeemed upon demand and, therefore, bear minimal risk.

POLYPID LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (CONT.)

t.	Concentration of credit risks: (Cont.)

The Company utilizes option and forward contracts to protect against the risk of overall changes in exchange rates. The derivative instruments hedge a portion of the Company’s non-dollar currency exposure. Counterparties to the Company’s derivative instruments are all major financial institutions.

u.	Severance pay:

All the Company’s employees who are Israeli citizens have subscribed to Section 14 of Israel’s Severance Pay Law, 5723-1963 (“Section 14”). Pursuant to Section 14, employees covered by this section are entitled to monthly deposits at a rate of 8.33% of their monthly salary, made on their behalf by the Company. Payments in accordance with Section 14 release the Company from any future severance liabilities in respect of those employees. Neither severance pay liability nor severance pay fund under Section 14 for such employees is recorded on the Company’s consolidated balance sheets. Severance pay expense for the years ended December 31, 2022, 2021 and 2020, amounted to $537, $547 and $394, respectively.

The US Subsidiary has a Safe Harbor 401(k) plan covering all the US Subsidiary employees. All eligible employees may elect to contribute up to 100% of their payroll compensation (minus mandatory payroll deductions) to the plan, for 2022, up to a maximum of $20,500 per year (for employees over 50 years of age the maximum contribution was $28,000 per year), as determined by the U.S. Internal Revenue Service (“IRS”). The US Subsidiary matches at 100%, on each payroll, up to 5% of the employee compensation to the plan within the IRS limits (which was set at $300 in 2022 for purposes of the plan). During the year ended December 31, 2022, the Company recorded expenses for matching contributions in the amount of $30, as compared to $28 in 2021.

v.	Contingent liabilities:

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

As of December 31, 2022 and 2021, no liability due to legal matters has been accrued.

w.	Recently adopted accounting pronouncements:

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

POLYPID LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (CONT.)

w.	Recently adopted accounting pronouncements: (Cont.)

On January 1, 2022, the Company adopted ASC 842. Upon adoption, we recognized total ROU assets and corresponding liabilities of $3,388 on our consolidated balance sheets. The ROU assets include adjustments for prepayments and accrued lease payments. The adoption did not impact the beginning balance of retained earnings, or prior year consolidated statements of operations and statements of cash flows.

For information regarding the impact of ASC 842 adoption, see Note 2.i and Note 5 - Leases.

In December 2019, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) No. 2019-12, “Income Taxes (Topic 740): Simplifying the Accounting for Income Taxes” (ASU 2019-12), which simplifies the accounting for income taxes. The guidance is effective for interim and annual periods beginning after December 15, 2021, with early adoption permitted. The Company has adopted ASU 2019-12 as of January 1, 2022. The impact of adoption of this standard on the Company’s consolidated financial statements was immaterial.

In August 2020, the FASB issued ASU No. 2020-06, “Debt - Debt with Conversion and Other Options (Subtopic 470-20) and Derivatives and Hedging - Contracts in Entity’s Own Equity (Subtopic 815-40): Accounting for Convertible Instruments and Contracts in an Entity’s Own Equity” (“ASU 2020-06”), which simplifies accounting for convertible instruments by removing major separation models required under current GAAP. The ASU also removes certain settlement conditions that are required for equity-linked contracts to qualify for the derivative scope exception, and it simplifies the diluted earnings per share calculation in certain areas. The Company adopted ASU 2020-06 on January 1, 2022. The adoption of the standard did not result in a material impact to the Company’s consolidated financial statements.

x.	Recently issued accounting pronouncements, not yet adopted:

In June 2016, the FASB issued ASU No. 2016-13, “Financial Instruments - Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments,” which replaces the existing incurred loss impairment model with an expected credit loss model and requires a financial asset measured at amortized cost to be presented at the net amount expected to be collected. The guidance will be effective for the Company beginning January 1, 2023, and interim periods thereafter. The Company adopted ASU 2016-13 on January 1, 2023. The adoption of the standard did not result in a material impact to the Company’s consolidated financial statements.

POLYPID LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 3:-	PREPAID EXPENSES AND OTHER CURRENT ASSETS

	December 31,
	2022	2021

Prepaid expenses	$552	$1,453
Government authorities	239	596
Lease deposits	-	44
Other current assets	298	118

	$1,089	$2,211

NOTE 4:-	PROPERTY AND EQUIPMENT, NET

	December 31,
	2022	2021

Cost:
Computers and software	$613	$577
Laboratory equipment	7,933	6,247
Furniture and office equipment	173	167
Leasehold improvements	6,503	6,024

	15,222	13,015
Accumulated depreciation	(5,975)	(4,254)

Depreciated cost	$9,247	$8,761

Depreciation expenses amounted to $1,721, $1,118 and $1,012 for the years ended December 31, 2022, 2021 and 2020, respectively.

The majority of the Company’s property and equipment is located in Israel.

NOTE 5:-	LEASES

a.	The Company’s facilities are leased under operating lease agreements for periods ending no later than 2027. The Company has bank guarantees in connection with the facilities lease agreements in the total amount of $213. Accordingly, cash, in the same amount, was restricted in bank deposits. The Company also leases motor vehicles under various operating leases, the latest of which expires in 2025.

POLYPID LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 5:-	LEASES (CONT.)

b.	The following table summarizes the Company’s lease-related assets and liabilities recorded on the balance sheets:

	Classification	December 31, 2022

Lease assets:
Operating lease assets	Operating lease ROU assets	$2,431

Lease liabilities:
Current lease liabilities	Short-term operating lease liabilities	$959
Long-term lease liabilities	Long-term lease liabilities	1,173

		$2,132

Weighted Average Remaining lease term		3.37 years
Weighted Average Discount rate		9.95%

c.	The components of operating lease expense for the year ended December 31, 2022, were $1,344.

d.	Lease liability as of December 31, 2022, is as follows:

2023	$1,047
2024	439
2025	385
2026	367
2027	186

Total undiscounted lease payments	2,424
Less - imputed interest	(292)

Present value of lease liabilities	$2,132

e.	The following table presents supplemental cash flow information related to the lease costs for operating leases as of December 31, 2022:

Cash paid for amounts included in measurement of lease liability:
Operating cash flows for operating leases	$1,259

Right-of-use asset recognized with corresponding lease liability:
Operating leases	$3,528

POLYPID LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 6:-	ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

	December 31,
	2022	2021

Accrued expenses	$1,246	$1,787
Employees and payroll accruals	1,167	1,879
IIA deferred grants	-	269
Other liabilities	16	5

	$2,429	$3,940

NOTE 7:-	LINE OF CREDIT ARRANGEMENT

On April 5, 2022, the Company entered into a secured line of credit agreement for up to $15,000 (the “Credit Line”) with Kreos Capital VI (Expert Fund) LP (“Kreos”). The Credit Line is comprised of three tranches in the amount of $10,000, $2,500 and $2,500, respectively, in which the first tranche and in the amount of $10,000 (the “First Tranche”) and the second tranche in the amount of $2,500 (the “Second Tranche) were drawn on April 26, 2022 and July 19, 2022, respectively. In addition, in accordance with the Credit Line agreement, the Company will issue to Kreos warrants to purchase the Company’s Ordinary shares equal to 8% of the amount of each tranche, when and if borrowed, with an exercise price of $5.14 per share. The expiration date for each warrant issued will be seven years from the agreement date. Accordingly, as a result of the First Tranche and Second Tranche withdrawal, the Company issued to Kreos a warrant in the total amount of $1,000. The total number of shares issuable upon exercise is equal to the total amount divided by the exercise price.

The Credit Line is denominated in USD and bears interest at an annual rate equal to 9.25%. The interest paid due to the Credit Line for the year ended December 31, 2022 amounted to $734.

On each drawdown date, the Company shall pay to Kreos on the drawdown date the last period payment for such drawdown. For the First Tranche and Second Tranche, the amount the Company paid was $317 and $85, respectively.

The third and final tranche of $2,500 will never be drawn since the third tranche milestone has not been met.

The Company has concluded that the Credit Line includes several legally detachable and separately exercisable freestanding financial instruments: The First Tranche term loan, the warrants, and the right to receive additional loan tranches (the “FCA”).

The Company has concluded that the warrants should be classified as equity since the warrants are not an ASC 480 liability, are indexed to the Company’s own Ordinary stock and meet all the equity classification conditions pursuant to ASC 815-40. The Company has also concluded that the FCA is not indexed to the Company’s own Ordinary stock and should be measured at fair value, with changes in fair value recognized in earnings. In addition, the First Tranche and the Second Tranche term loan were accounted for using the effective interest method.

The Company allocated the proceeds received to the FCA at fair value. The remaining proceeds were allocated between the warrants and the First Tranche term loan using the relative fair value method. The proceeds allocation resulted in $9,532 allocated to the First Tranche and $468 allocated to the warrants, net of issuance costs. The proceeds allocated to the FCA were immaterial.

POLYPID LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 7:-	LINE OF CREDIT ARRANGEMENT (CONT.)

The Company allocated the proceeds received under the Credit Line between the warrants and the Second Tranche term loan using the relative fair value method. The proceeds allocation resulted in $2,380 allocated to the Second Tranche and $120 allocated to the warrants.

During the year ended December 31, 2022, the Company recognized $1,023 of interest expenses related to the First Tranche and the Second Tranche, which were included as part of financial expenses in the Company’s statements of operation.

NOTE 8:-	COMMITMENTS AND CONTINGENT LIABILITIES

a.	In connection with its research and development programs, through December 31, 2022, the Company received participation payments from the IIA in the aggregate amount of $4,888. In return for the IIA’s participation, the Company is committed to pay royalties at a rate of 3% of sales of the developed products, up to 100% of the amount of grants received plus interest at LIBOR rate. Through December 31, 2022, no royalties have been paid or accrued.

b.	On December 22, 2016, the Company received a written demand for a finder’s fee in an amount of $250, in connection with the second financing round that occurred in 2016. In September 2017, a suit was filed against the Company in the Tel-Aviv Magistrates Court in an amount of $250. On April 30, 2020, the Company received the court ruling, which ruled in favor of the Company, discharging the entire claim, and accordingly reversed the related provision.

NOTE 9:-	INCOME TAXES

a.	Corporate tax rates:

The corporate tax rate in Israel in 2022, 2021 and 2020 was 23%.

The United States of America federal rate was 21% and the state corporate income tax rates range from 6.5% to 11.5%, for the years ended December 31, 2022, 2021 and 2020. The Company didn’t account for any federal, state and foreign income tax expenses for the years ended December 31, 2022, 2021 and 2020. The Company is subject to United States of America income tax laws. There are no provisions for United States of America federal, state or other taxes for any period.

Loss before taxes is comprised as follows:

	Year Ended December 31,
	2022	2021	2020

Domestic (Israel)	$38,403	$41,197	$35,983
Foreign	1,154	1,404	886

	$39,557	$42,601	$36,869

POLYPID LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 9:-	INCOME TAXES (CONT.)

b.	Net operating losses carryforward:

The Company has accumulated losses for tax purposes as of December 31, 2022, in the amount of approximately $152,107 which may be carried forward and offset against taxable income in the future for an indefinite period.

c.	Tax assessment:

The Company has net operating losses from prior tax periods which may be subjected to examination in future periods. As of December 31, 2022, the Company’s tax years until December 31, 2017, are subject to the statute of limitation in Israel.

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

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. The Company’s deferred tax assets are comprised of operating loss carryforwards and other temporary differences. Significant components of the Company’s deferred tax assets are as follows:

	December 31,
	2022	2021

Deferred tax assets:
Carryforward losses	$34,984	$31,289
Research and development expenses	5,376	5,203
Operating lease liabilities	490	-
Reserves and allowances	157	239
Issuance costs	-	479

Deferred tax assets before valuation allowance	41,007	37,210
Valuation allowance	(40,448)	(37,210)

Total deferred tax assets	559	-

Deferred tax liabilities:
Operating lease ROU assets	(559)	-

Total deferred tax liabilities	(559)	-

Net deferred tax assets, net	$-	$-

Management currently believes that since the Company has a history of losses, and there is uncertainty with respect to future taxable income of the Company, it is more likely than not that the deferred tax assets will not be utilized in the foreseeable future. Thus, a full valuation allowance was provided to reduce deferred tax assets to their realizable value.

POLYPID LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 9:-	INCOME TAXES (CONT.)

d.	Deferred taxes: (Cont.)

In 2022 and 2021, the main reconciling items of the Company’s statutory tax rate of 23% and the effective tax rate of (0.3)% and 0%, respectively, is tax carryforward losses and other temporary differences, such as research and development expenses, for which a full valuation allowance was provided.

e.	Income taxes are comprised as follows:

	Year Ended December 31,
	2022	2021	2020

Current	$129	$-	$-
Deferred	-	-	-

	$129	$-	$-

	Year Ended December 31,
	2022	2021	2020

Domestic (Israel)	$-	$-	$-
Foreign	129	-	-

	$129	$-	$-

NOTE 10:-	SHAREHOLDERS’ EQUITY

a.	Reverse Share Split:

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

b.	Ordinary share capital is composed as follows:

	December 31, 2022		December 31, 2021
	Authorized	Issued and outstanding	Authorized	Issued and outstanding
	Number of shares

Ordinary shares with no par value	47,800,000	19,851,833	47,800,000	18,756,570

POLYPID LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 10:-	SHAREHOLDERS’ EQUITY (CONT.)

c.	Controlled Equity Offering Sales Agreement (the “Sales Agreement”):

In July 2021, the Company entered into a Sales Agreement with Cantor Fitzgerald & Co. (the “Agent”), pursuant to which the Company may offer and sell, from time to time, its Ordinary shares, through the Agent in an at the market offering (“ATM’”), as defined in Rule 415(a)(4) promulgated under the Securities Act of 1933, as amended, for an aggregate offering price of up to $45,000.

During the year ended December 31, 2022, the Company sold 1,065,057 Ordinary shares under the ATM for a total amount of $4,423, net of issuance cost in the amount of $222.

d.	Ordinary shares rights:

The Ordinary shares confer upon their holders the right to participate in the general meetings of the Company, to vote at such meetings (each share represents one vote), and to participate in any distribution of dividends or any other distribution of the Company’s property, including the distribution of surplus assets upon liquidation.

e.	Share option plan:

The Company has authorized through its 2012 Share Option Plan, the grant of options to officers, directors, advisors, management and other key employees of up to 4,672,094 Ordinary shares. The options granted generally have a four-year vesting period and expire ten years after the date of grant. Options granted under the Company’s option plan that are canceled or forfeited before expiration become available for future grant.

On May 3, 2022, the annual and extraordinary general meeting of shareholders of the Company approved a new grant of 76,120 options to the then current Chief Executive Officer of the Company, Mr. Amir Weisberg. In addition, it was approved to accelerate the vesting of 12,906 options from an outstanding grant; in both cases the vesting of all options will occur on June 30, 2022. As a result, the Company recognized a total share-based compensation expense in the amount of $76.

On May 9, 2022, the Company’s Board of Directors approved to increase the Company’s options pool by an additional one million options from 3,672,094 to 4,672,094.

As of December 31, 2022, 700,965 of the Company’s options were available for future grants.

POLYPID LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 10:-	SHAREHOLDERS’ EQUITY (CONT.)

e.	Share option plan: (Cont.)

A summary of the status of options to employees under the Company’s option plan as of December 31, 2022, and changes during the relevant period ended on that date is presented below:

	Number of options	Weighted average exercise price	Aggregate intrinsic value	Weighted average remaining contractual life (years)

Outstanding at beginning of year	2,726,911	$6.25	$2,323	6.44
Granted	1,124,520	$5.51
Exercised	(30,206)	$3.60	$21
Forfeited and expired	(517,879)	$6.57

Outstanding at end of year	3,303,346	$5.97	$115	6.14

Exercisable options	2,016,737	$5.81	$115	4.34

Vested and expected to vest	3,303,346	$5.97	$115	6.14

The weighted average grant date fair value of options granted during the year ended December 31, 2022, was $3.46.

The Black-Scholes assumptions used to value the employee share options at the grant dates are presented in the following table by years:

	2022	2021	2020

Dividend yield (%)	0	0	0
Expected volatility (%)	70.45-92.67	72.97-78.69	74.35-84.77
Risk-free interest rate (%)	1.81-4.30	0.62-1.32	0.23-1.38
Expected term (in years)	1.2-6	5-6	5-6

These assumptions and estimates were determined as follows:

o	Fair Value of Ordinary Shares - Prior to the IPO, the fair value was determined by the Company’s Board of Directors, with input from management and third-party valuation specialists. After the IPO, the fair value of each Ordinary share was based on the closing price of the Company’s publicly traded Ordinary shares as reported on the date of the grant.

o	Dividend Yield - The Company has never declared or paid any cash dividends and does not presently plan to pay cash dividends in the foreseeable future. As a result, an expected dividend yield of zero percent was used.

o	Expected Volatility - As the Company has a short trading history for its Ordinary shares, the expected volatility is derived from the average historical share volatilities of several unrelated public companies within the Company’s industry that the Company considers to be comparable to its own business over a period equivalent to the option’s expected term.

POLYPID LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 10:-	SHAREHOLDERS’ EQUITY (CONT.)

e.	Share option plan: (Cont.)

o	Risk-Free Interest Rate - The risk-free rate for the expected term of the options is based on the Black-Scholes option pricing model on the yields of United States of America Treasury securities with maturities appropriate for the expected term of employee share option awards.

o	Expected term - The expected term represents the period that options are expected to be outstanding. For option grants that are considered to be “plain vanilla,” the Company determines the expected term using the simplified method. The simplified method deems the term to be the average of the time-to-vesting and the contractual life of the options.

The total share-based compensation expense recognized by the Company’s departments for the three years ended December 31, 2022, 2021 and 2020, was comprised as follows:

	Year Ended December 31,
	2022	2021	2020

Research and development	$2,081	$2,203	$1,806
Marketing and business development	383	317	140
General and administrative	1,843	2,230	2,631

Total share-based compensation expense	$4,307	$4,750	$4,577

As of December 31, 2022, there were unrecognized compensation costs of $6,379, which are expected to be recognized over a weighted average period of approximately 2.5 years.

POLYPID LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 10:-	SHAREHOLDERS’ EQUITY (CONT.)

f.	Options issued to non-employees (including directors and consultants):

Outstanding options granted to non-employees as of December 31, 2022, were as follows:

Grant date	Options outstanding as of December 31, 2022	Average Exercise price per share ($)	Options exercisable as of December 31, 2022	Exercisable through

October 2013	5,719	$5.06	5,719	October 2023
September 2014	5,719	$5.06	5,719	September 2024
April 2016	5,975	$3.10	5,975	April 2026
December 2016	7,170	$3.93	7,170	December 2026
June 2017	197,722	$4.10	197,722	June 2027
November 2017	17,925	$7.70	17,925	November 2027
August 2019	71,700	$8.18	71,700	August 2029
June 2020	64,530	$6.62	53,724	June 2030
April 2021	62,741	$9.57	62,741	April 2031
August 2021	15,000	$8.13	6,206	August 2031
December 2021	10,000	$6.80	3,300	December 2031
May 2022	65,625	$5.00	32,809	May 2032
November 2022	5,000	$1.05	-	November 2032

	534,826		470,710

No options were exercised by non-employees during the year ended December 31, 2022.

g.	Warrants:

During the year ended December 31, 2020, 2,106,879 D-2 warrants were exercised into 885,377 Ordinary shares on a cashless basis. As of December 31, 2020, 648,519 D-2 warrants were outstanding. In addition, 53,775 A warrants were exercised into 53,775 Ordinary shares for a total consideration of $13. As of December 31, 2022, no A warrants were outstanding.

Further to the discussion in Note 7, as of April 26, 2022 and July 19, 2022, the Company measured the fair value of the warrants to purchase Ordinary shares (a Level 3 valuation) using the Black-Scholes option pricing model.

POLYPID LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 10:-	SHAREHOLDERS’ EQUITY (CONT.)

g.	Warrants: (Cont.)

As of April 26, 2022 and July 19, 2022, the relative fair value of the warrants to purchase Ordinary shares issued to Kreos was $468 and $120, respectively, which was calculated using the following assumptions:

	July 19,	April 26,
	2022	2022

Share price ($)	5.12	4.96
Exercise price ($)	5.14	5.14
Expected volatility (%)	60.57	60.81
Adjustment to risk-free interest rate (%)	3.07	2.84
Dividend yield (%)	-	-
Risk-free interest rate (%)	3.11	2.88
Expected life (in years)	6.72	6.94

During the year ended December 31, 2021, 580,028 D-2 warrants were exercised into 115,982 Ordinary shares on a cashless basis. In addition, 68,491 D-2 warrants were exercised into 68,491 Ordinary shares for a total consideration of $632. As of December 31, 2022, no D-2 warrants are outstanding.

Since the IPO and as of December 31, 2022, all warrants are exercisable into Ordinary shares, in which the outstanding issued warrants to purchase Ordinary shares as of December 31, 2022, were as follows:

Grant date	Warrants outstanding as of December 31, 2022	Average Exercise price per share ($)	Warrants exercisable as of December 31, 2022	Exercisable through

August 2019	200,596	$15.95	200,596	August 2023
September 2020	17,925	$16.00	17,925	September 2024
April 2022	155,794	$5.14	155,794	April 2029
July 2022	38,948	$5.14	38,948	April 2029

	413,263		413,263

POLYPID LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 11:-	FINANCIAL (INCOME) EXPENSES, NET

	Year Ended December 31,
	2022	2021	2020

Financial expenses:
Financial expenses from loan	$1,023	$-	$-
Other financial expenses	316	26	17
Remeasurement of warrants	-	-	11,373

Total financial expenses	1,339	26	11,390

Financial income:
Foreign currency transaction gains, net	(532)	(44)	(243)
Interest from bank deposits	(267)	(468)	(474)
Other financial income	-	(58)	(76)

Total financial income	(799)	(570)	(793)

Total financial (income) expense, net	$540	$(544)	$10,597

NOTE 12:-	BASIC AND DILUTED NET LOSS PER SHARE

The following table sets forth the computation of the Company’s basic and diluted loss per Ordinary share:

	Year Ended December 31,
	2022	2021	2020

Numerator:
Allocation of net loss	$39,557	$42,601	$36,869
Preferred share preference	-	-	3,933
Deemed dividend	-	-	2,114

Allocation of net loss attributable to Ordinary shareholders	$39,557	$42,601	$42,916

Denominator:
Weighted average Ordinary shares outstanding	19,426,692	18,721,528	9,582,405

Basic and diluted net loss per share	$2.04	$2.28	$4.48

POLYPID LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 12:-	BASIC AND DILUTED NET LOSS PER SHARE (CONT.)

The potential ordinary shares that were excluded from the computation of diluted net loss per share attributable to ordinary shareholders for the periods presented because including them would have been anti-dilutive are as follows:

	December 31,
	2022	2021	2020
	Number of Ordinary shares

Ordinary share options	2,487,447	1,995,749	1,583,210
Warrants	413,263	218,521	867,040

	2,900,710	2,214,270	2,450,250

NOTE 13:-	RELATED PARTIES

a.	Through February 2016, several management members also provided services to the Company as service providers. As of December 31, 2022 and 2021, the Company has recorded a provision for severance pay liability for such service providers in the amounts of $174 and $199, respectively. These amounts are included in “Other liabilities”.

b.	In July 2019, the Company entered into a master service agreement with a third-party provider (the “Provider”) to conduct a portion of a phase 3 clinical trial in Eastern Europe. One of the Company’s directors serves as a director and shareholder in the Provider.

During the years ended December 31, 2022 and 2021, and following the agreement with the Provider, the Company recognized research and development expenses in the total amount of $1,422 and $3,748, respectively.

In May 2022, the Provider was acquired by a non-related third party. As a result, the Provider no longer exists. Accordingly, the director is no longer an officer nor a shareholder of the third party or has any other connection to the third party.

c.	On December 30, 2021, the Company’s Board of Directors appointed Dikla Czaczkes Akselbrad, the then current Company’s Executive Vice President and Chief Financial Officer, as the Company’s Chief Executive Officer (“CEO”), effective July 1, 2022, replacing Amir Weisberg after 11 years.

POLYPID LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 14:-	SUBSEQUENT EVENTS

a.	Further to the disclosed in Note 10c, During January 2023, the Company sold 1,949,029 Ordinary shares under the ATM for a total amount of $2,190, net of issuance costs in the amount of $90.

b.	During the first quarter of 2023, the Company decreased the exercise price of 2,021,599 options granted to all employees and a consultant under the 2012 Share Option Plan. As of the modification date, the options can be exercised for $0.77.

The Company's Board of Directors also approved a similar exercise price decrease of 522,507 options previously granted to the Company's CEO and Board members, subject to shareholders approval.

c.

Further to the disclosed in Note 7, on March 29, 2023, the Company entered into an amendment to the Credit Line (the "Amendment"). Pursuant to this Amendment, 70% of the remaining principal and interest repayments will be delayed and repaid on a monthly equal basis from August 2024 to May 2026. The amended secured credit line now bears an interest at the rate of 10%. In addition, the Company will pay to Kreos a restructuring fee consisting of 1% on the closing date of the Amendment and an incremental 3% at the maturity of the Amendment. In return for this additional deferral of repayment, Kreos has the right to receive a potential Claw-Back payment on account of the then outstanding principal amount (the "Claw-Back"). This Claw-Back mechanism will be triggered by additional incoming funds from future collaboration and partnership agreements or additional funding. If triggered, the minimum Claw-Back to be paid will be $1,500, but will not exceed $3,000.

Further to the above and to Note 10g, the outstanding warrants issued to Kreos were repriced and as a result bear an exercise price of $0.42 per share.

d.	On March 29, 2023, the Company entered into a concurrent private placement of unregistered pre-funded warrants to purchase up to 10,357,139 Ordinary shares, (the “Private Warrants”), at a price of $0.4199 per Private Warrant with certain of the Company’s existing shareholders. The Private Warrants have an exercise price of $0.0001 per Ordinary share. The gross proceeds from the concurrent private placement, before deducting private placement fees and other estimated offering expenses payable by the Company, are approximately $4,350.

e.

On March 31, 2023, the Company closed a public offering which was comprised of 16,859,000 Ordinary shares, with no par value (inclusive of 2,199,000 Ordinary shares pursuant to the full exercise of an overallotment option granted to the underwriters), at a public offering price of $0.42 per share (the “Public Offering”). The gross proceeds to the Company from the Public Offering, before deducting underwriting commissions and other estimated offering expenses payable by the Company, are approximately $7,081.

 - - - - - - - - - - - - - - - - - - - -