Form 20-F
period 2023-12-31
PolyPid Ltd.
filed 2024-03-06
CIK 1611842

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 20-F

☐ REGISTRATION STATEMENT PURSUANTTO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2023

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

Dikla Czaczkes Akselbrad
Chief Executive Officer

PolyPid Inc.

372 Franklin Ave.

P.O. Box 558

Nutley, NJ 07110

Telephone: (908) 858-5995

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Ordinary Shares, no par value	PYPD	Nasdaq Capital Market

Securities registered or to be registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report:

1,653,559 ordinary shares as of December 31, 2023.

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

Yes ☐    No ☒

i

INTRODUCTION

We are a Phase 3 clinical-stage biopharmaceutical company focused on developing targeted, locally administered and prolonged-release therapeutics using our proprietary PLEX technology. Our product candidates are designed to address diseases with high unmet medical needs by pairing our PLEX technology with drugs already approved by the U.S. Food and Drug Administration, or FDA, or innovative drug candidates to achieve a novel therapeutic effect. Our PLEX technology is designed to deliver drugs directly to targeted treated sites in the body at predetermined release rates and predetermined durations ranging from several days to several months. We believe that our PLEX technology and product candidates have the potential to significantly improve the management of a variety of medical conditions, including surgical site infections, or SSIs, and cancer. Our lead product candidate, D-PLEX100, is in a pivotal Phase 3 confirmatory trial for the potential approval for prevention of SSIs in patients undergoing abdominal colorectal surgery with large incisions. D-PLEX100 pairs our novel proprietary PLEX technology with doxycycline, a first-line, broad spectrum and FDA-approved antibiotic. D-PLEX100 is administered directly into the surgical site during surgery, and provides a prolonged and continuous release of the broad-spectrum antibiotic, resulting in high local concentration of the drug for a period of 30 days for the prevention of SSIs, including SSIs caused by standard of care, or SoC, antibiotic-resistant bacteria. Infections resulting from surgery can be fatal and create a significant public health burden despite the extensive use of systemically administered antibiotics both pre- and post-operatively and other measures taken to reduce infection risk in the intra-operative setting.

The World Health Organization, or WHO, estimates that SSIs result in up to $10 billion of additional hospital costs per year in the United States alone, and a further €11 billion per year in the European Union, or the EU. The Centers for Disease Control, or CDC, estimates that SSIs are the costliest hospital acquired infection, or HAI, type of event in the United States. SSIs occur in approximately 2% to 5% of all patients undergoing inpatient surgery worldwide and account for 20% of all HAIs in United States. In their last guidelines, the WHO and the CDC have labeled SSIs as a high priority unmet medical need due to the associated morbidity, mortality and economic cost burden.

We believe that D-PLEX100, if approved, would be a significant improvement over the current SoC, which includes systemic administration of antibiotics.

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

In September 2022, we announced top-line results from the SHIELD I Phase 3 study of D-PLEX100 for the prevention of SSIs in abdominal surgery. The SHIELD I study did not achieve its primary endpoint of reduction in SSIs, re-interventions due to SSIs and mortality: in the intent to treat, or ITT, population, the local administration of D-PLEX100 and SoC (n=485) resulted in a decrease in the primary endpoint of 23% compared to SoC alone (n=489) (p=0.1520). That said, in a pre-specified subgroup ITT analysis requested by the FDA of a total of 423 subjects with large incisions (>20 centimeters), the local administration of D-PLEX100 resulted in a significant reduction of 54% in the primary endpoint, compared to SoC alone (p=0.0032). Within the first 30 days post-surgery, SSIs decreased from 9.7% in the SoC treatment arm (n=211), as compared to 4.4% in the D-PLEX100 treatment arm (n=212). In addition, in exploratory post hoc analysis, the SHIELD I study also showed a 34% reduction in the primary endpoint in patients with one or more patient-specific risk factors (documented obesity- body mass index (BMI) >30 kg/m2, diabetes mellitus, hypertension, peripheral vascular disease, and chronic obstructive pulmonary disease/smoking) compared to SoC (post hoc analysis; p=0.047; n=680). Together, these results suggest potential prophylactic efficacy when D-PLEX is administered concomitantly with systemic antibacterial prophylaxis in patients with increased SSI risk factors, whether procedural or patient-specific comorbidities. Patients with either of these risk profiles are readily identifiable by the surgeon in the pre- and intra-operative periods, offering the option to apply D-PLEX after fascial closure but before skin closure. The SHIELD I study demonstrated a good safety profile of D-PLEX100: the overall incidence of treatment emergent adverse events, or TEAEs, was similar between study arms with numerically lower incidences of severe and serious TEAEs, and any TEAEs requiring surgical reinterventions in the D-PLEX arm compared to the SoC arm.

In November 2022, we provided the FDA with available data from the SHIELD I study as part of a Type D meeting request. Following positive Type D meeting communication with the FDA, which took place in January 2023 on the SHIELD I Phase 3 data, we now have a clear regulatory pathway towards a potential NDA submission. Based on the data, particularly the 54% reduction observed in the primary endpoint in complex surgeries in a pre-specified subgroup analysis of patients with large open incisions (p=0.0032, n=423) compared to SoC, the FDA acknowledged that the SHIELD I results may provide supportive evidence on this population and recommended that we conduct an additional study to support a potential NDA submission. The FDA stated that the ongoing SHIELD II study could potentially serve as such a study. The FDA also recognized that D-PLEX100’s proposed indication is for the prevention of infection and has the potential for wide use.

In March 2023, we received feedback in a national scientific advice meeting from the Swedish Medical Products Agency (MPA) similar to the Type D meeting feedback previously received from the FDA.
Swedish Medical Products Agency, or MPA, recommended that we confirm the results with an additional Phase 3 study to support a marketing authorisation application, or MAA, submission and confirmed that clinical safety data obtained to date in abdominal surgery studies is sufficient for a MAA submission.

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

We resumed recruitment into SHIELD II trial in June 2023. As of March 6, 2024, approximately 120 patients were already enrolled. Unblinded interim analysis is planned to be conducted once approximately 400 patients complete their 30-day follow-up, which is expected in mid-2024. Top-line results are expected in the second half of 2024.

In September 2022, we received confirmation from the European Medicines Agency, or EMA, that D-PLEX100 is eligible for submission of a MAA in the EU under the EMA’s centralized procedure. The centralized process eligibility is granted to D-PLEX100 under the Therapeutic Innovation criteria which underscores that D-PLEX100 potentially provides a new alternative to patients in preventing post abdominal SSIs.

In addition to our lead program D-PLEX100, our pipeline includes an early-stage oncology program, OncoPLEX, PolyPid’s lead intra-tumoral cancer therapy drug candidate. OncoPLEX utilizes our PLEX technology to provide controlled local exposure to docetaxel, one of the most widely used chemotherapy agents, directly at the tumor site for several weeks. OncoPLEX may be used as an adjuvant and applied at the intra-operative setting post-tumor resection to potentially reduce local tumor reoccurrence, the potential spreading of cancer cells, and ultimately improve the overall survival rate of cancer patients. OncoPLEX may also be used as a neoadjuvant and injected directly into the tumor to potentially reduce tumor volume and improve survival. Local delivery of drugs directly into the tumor site, especially in difficult to access tumors such as in the brain, may significantly improve the clinical outcome. The OncoPLEX intra-tumoral cancer therapy program has been evaluated successfully in various animal tumor models, both as adjuvant and neoadjuvant, including murine colon carcinoma, melanoma and glioblastoma animal models. We are currently finalizing chemistry, manufacturing and controls, or CMC, processes for OncoPLEX as we continue our efforts to begin clinical development. The intratumoral injection of the PLEX platform could be used as an interventional oncology treatment with additional chemotherapies or other types of molecules, such as antibodies, bispecific antibodies and nucleic acids.

We are an Israeli corporation based in Israel near Tel Aviv, and were incorporated in 2008. Our Ordinary Shares are currently traded in the United States on the Nasdaq Capital Market under the symbol “PYPD”.

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

Important factors that could cause actual results, developments and business decisions to differ materially from those anticipated in these forward-looking statements include, among other things:

●	our dependence on enrollment of patients in our clinical trials in order to continue development of our product candidates;

●	the outcomes of our anticipated interim analysis in our SHIELD II clinical trial;

●	our ability to raise capital through the issuance of securities;

●	our ability to advance the development of our product candidates, including the anticipated starting and ending dates of our anticipated clinical trials;

●	our assessment of the potential of our product candidates to treat certain indications;

●	our ability to successfully receive approvals from the FDA, EMA, or other applicable regulatory bodies, including approval to conduct clinical trials, the scope of those trials and the prospects for regulatory approval of, or other regulatory action with respect to our product candidates, including the regulatory pathway to be designated to our product candidates;

●	the regulatory environment and changes in the health policies and regimes in the countries in which we operate, including the impact of any changes in regulation and legislation that could affect the pharmaceutical industry;

●	our ability to commercialize our existing product candidates and future sales of our existing product candidates or any other future potential product candidates;

●	our ability to meet our expectations regarding the commercial supply of our product candidates;

●	the overall global economic environment;

●	the potential impact of the COVID-19 pandemic on the territories in which the Company operates;

●	the impact of competition and new technologies;

●	general market, political and economic conditions in the countries in which we operate;

●	projected capital expenditures and liquidity;

●	changes in our strategy;

●	litigation; and

●	those factors referred to in “Item 3. Key Information – D. Risk Factors,” “Item 4. Information on the Company,” and “Item 5. Operating and Financial Review and Prospects”, as well as in this annual report on Form 20-F generally.

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

v

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

On September 20, 2023, we announced a reverse share split, or the Reverse Share Split, of our Ordinary Shares, at the ratio of 1-for-30, such that each thirty (30) Ordinary Shares, shall be consolidated into one (1) Ordinary Share. We obtained shareholders’ approval for the Reverse Share Split at a ratio of between 1:10 and 1:30 at an extraordinary general meeting of shareholders, which took place on September 18, 2023. Our Board then approved the Reverse Share Split ratio of 1-for-30 on September 18, 2023. The first date when our Ordinary Shares traded on the Nasdaq on a post- reverse split basis was September 21, 2023. Unless the context expressly dictates otherwise, all references to share and per share amounts referred to herein reflect the Reverse Share Split.

PolyPid, BonyPid, Bacfenssi, Baczenssi, Opzifend, Ssisurg, Elyfssi and Bacyssio are our proprietary trademarks. These trademarks are important to our business. Although we have omitted the “®” and “TM” trademark designations for such marks in this annual report on Form 20-F, all rights to such trademarks and service marks are nevertheless reserved.

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

Risks Related to Our Financial Condition and Capital Requirements

●	We have never generated revenues, have incurred significant losses since our inception and anticipate that we will continue to incur significant losses for the foreseeable future, and we may never achieve or maintain profitability.

●	We expect that we will need to raise substantial additional funding, which may not be available on acceptable terms, or at all. Failure to obtain funding on acceptable terms and on a timely basis may require us to curtail, delay or discontinue our product development efforts or other operations.

Risks Related to the Discovery, Development and Clinical Testing of Product Candidates

●	We depend on enrollment of patients in our clinical trials in order to continue development of our product candidates.

●	We are heavily dependent on the success of D-PLEX100, including obtaining regulatory approval to market D-PLEX100 in the United States and the EU.

●	The outcome of our planned unblinded interim analysis in our SHIELD II trial may require that we enroll more patients than would have been the case without an interim analysis, in which case we will need to spend additional time, effort and financial resources on the SHIELD II trial, which may not ultimately be successful or support regulatory approval of D-PLEX100.

●	Improvement in SoC infection prevention and control measures being undertaken in hospitals globally as a result of the COVID-19 pandemic may have decreased the rate of SSIs, which may adversely impact the ability of our clinical trials to demonstrate an improvement over the SoC and may ultimately reduce our commercial opportunity even if our trials are successful.

●	Regulatory approval processes of the FDA, the EMA and comparable foreign regulatory authorities are lengthy, time-consuming, costly and unpredictable, and if we are ultimately unable to obtain regulatory approval for D-PLEX100 or any future product candidates, our business may fail.

●	PLEX is a novel technology, which makes it difficult to accurately and reliably predict the time and cost of development and of subsequently obtaining regulatory approval of D-PLEX100 or any future PLEX product candidates.

●	Clinical drug development is difficult to design and implement and involves a lengthy and expensive process with uncertain outcomes. We may be unable to successfully complete clinical development for any product candidates we may develop, including D-PLEX100.

Risks Related to Our Reliance on Third Parties

●	We rely on third parties to conduct certain elements of our preclinical studies, clinical trials and analytical tests, and perform other tasks for us. If these third parties do not successfully carry out their contractual duties, meet expected deadlines or comply with regulatory requirements, we may not be able to obtain regulatory approval for or commercialize our product candidates.

●	We rely on third parties to manufacture the raw materials, including the active pharmaceutical ingredient, that we use to create our product candidates. Our business could be harmed if existing and prospective third parties fail to provide us with sufficient quantities of these materials and products or fail to do so at acceptable quality levels or prices.

●	Our reliance on third parties requires us to share our trade secrets and intellectual property, which increases the possibility that a competitor will discover them or that our trade secrets and intellectual property will be misappropriated or disclosed.

Risks Related to Our Intellectual Property

●	If we are unable to obtain and maintain effective patent rights for our product candidates or any future product candidates, we may not be able to effectively protect our products and business and compete effectively in our markets.

●	If we are unable to protect the confidentiality of our trade secrets or know-how, such proprietary information may be used by others to compete against us.

●	We may not be successful in obtaining or maintaining necessary rights to our product candidates through acquisitions and in-licenses.

Risks Related to Our Business Operations

●	Our future success depends in part on our ability to retain our senior management team and to attract, retain and motivate other qualified personnel.

●	Due to our limited resources and access to capital, we must, and have in the past decided to, prioritize development of certain product candidates over other potential candidates. These decisions may prove to have been wrong and may adversely affect our revenues.

●	European data collection is governed by restrictive regulations governing the collection, use, processing and cross-border transfer of personal information. Failure to comply with such regulations may result in substantial fines, other administrative penalties and civil claims being brought against us.

●	Our business and operations have been and are likely to further continue to be adversely affected by the COVID-19 global pandemic.

Risks Related to Commercialization of Our Product Candidates

●	We have limited manufacturing experience and could experience production problems that result in delays in our development or commercialization programs or otherwise adversely affect our business.

●	We currently have no marketing and sales organization. If we are unable to establish sales and marketing capabilities or enter into agreements with third parties to market and sell our product candidates, we may be unable to generate any product revenue.

●	We are subject to significant regulatory oversight with respect to manufacturing our product candidates. Delays in establishing and obtaining regulatory approval of our manufacturing process and facility or disruptions in our manufacturing process may delay or disrupt our product development and commercialization efforts.

●	It may be difficult for us to profitably sell our product candidates if coverage and reimbursement for these products, or the procedures in which they are used, is limited by government authorities and/or third-party payor policies.

Risks Related to Ownership of Our Ordinary Shares

●	The market price of our Ordinary Shares may be highly volatile, and you may not be able to resell your Ordinary Shares at or above the price you paid.

●	Our executive officers, directors and principal shareholders have the ability to exert significant control over matters submitted to our shareholders for approval.

●	We may be or may become classified as a passive foreign investment company. If we are or become classified as a passive foreign investment company, our U.S. shareholders may suffer adverse tax consequences as a result.

●	If a United States person is treated as owning at least 10% of our shares, such holder may be subject to adverse U.S. federal income tax consequences.

Risks Related to Israeli Law and Our Operations in Israel

●	Our headquarters and other significant operations are located in Israel. Conditions in Israel, including implications of political, economic and military instability arising from, among other things, the Israel-Hamas war, may adversely affect our operations and results and may limit our ability raise additional funds.

●	We received Israeli government grants for certain of our research and development activities, the terms of which may require us to pay royalties and to satisfy specified conditions in order to manufacture products and transfer technologies outside of Israel. If we fail to satisfy these conditions, we may be required to pay penalties and refund grants previously received.

●	Provisions of Israeli law and our amended and restated articles of association may delay, prevent or otherwise impede a merger with, or an acquisition of, us, which could prevent a change of control, even when the terms of such a transaction are favorable to us and our shareholders.

PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3. KEY INFORMATION

A. Selected Financial Data.

[Reserved]

B. Capitalization and Indebtedness.

Not applicable.

C. Reasons for the Offer and Use of Proceeds.

Not applicable.

D. Risk Factors.

Our business faces significant risks. You should carefully consider the risks described below, together with all of the other information in this annual report on Form 20-F. The risks described below are not the only risks facing us. Additional risks and uncertainties not currently known to us or that we currently deem to be immaterial may also materially and adversely affect our business operations. If any of these risks actually occurs, our business and financial condition could suffer, and the price of our Ordinary Shares could decline. This report also contains forward-looking statements that involve risks and uncertainties. Our results could materially differ from those anticipated in these forward-looking statements, as a result of certain factors including the risks described below and elsewhere in this report and our other SEC filings. See “Cautionary Note Regarding Forward-Looking Statements” above.

Risks Related to Our Financial Condition and Capital Requirements

We have incurred significant losses since our inception. We anticipate that we will continue to incur significant losses for the foreseeable future, and we may never achieve or maintain profitability.

We are a Phase 3 clinical-stage biopharmaceutical company. We have incurred operating losses each year since our inception, including operating losses of $22.9 million and $38.9 million for the years ended December 31, 2023 and 2022, respectively. As of December 31, 2023, we had an accumulated deficit of $238.3 million. We have devoted substantially all of our financial resources to designing and developing our PLEX product candidates, including conducting clinical trials and preclinical studies and providing general and administrative support for these operations. We expect that we will continue to incur expenses and operating losses for the foreseeable future as we continue clinical development of D-PLEX100 for the prevention of SSIs and develop other product candidates using our PLEX technology. Our ability to ultimately achieve revenues and profitability is dependent upon our ability to successfully complete the development of D-PLEX100 and any future product candidates, obtain necessary regulatory approvals for and successfully manufacture, market and commercialize our products.

We anticipate that we will continue to incur expenses based on a number of factors, including to the extent that we:

●	continue our clinical development of D-PLEX100, including our ongoing SHIELD II Phase 3 trial evaluating D-PLEX100 for the prevention of abdominal colorectal SSIs;

●	require an increase of sample size in our SHIELD II clinical trial as a result of our anticipated interim analysis;

●	seek regulatory and marketing approvals for any product candidates that successfully complete clinical trials;

●	build the necessary commercial and medical infrastructure in the United States to successfully launch any products, including hiring field and office-based staff;

●	advance our preclinical and research and development programs, including, without limitation, our OncoPLEX program;

●	identify, assess, acquire, license and/or develop other product candidates;

●	manufacture current good manufacturing practices, or cGMP, material for clinical trials or potential commercial sales, either at our manufacturing facility or through third-party contract manufacturers;

●	establish a sales, marketing and distribution infrastructure to commercialize any products for which we may obtain marketing approval;

●	hire personnel and invest in additional infrastructure to support our operations and expand our product development;

●	enter into agreements to license intellectual property from third parties;

●	develop, maintain, protect and expand our intellectual property portfolio; and

●	experience any delays or encounter issues with respect to any of the above, including, but not limited to, failed trials, complex results, safety issues or other regulatory challenges that require longer follow-up of existing clinical trials, additional major clinical trials or additional supportive studies in order to pursue marketing approval.

To date, we have financed our operations primarily through the sale of equity securities, convertible loans made by certain of our shareholders or other loan facilities, royalty-bearing and non-royalty bearing grants that we received from the Israeli Innovation Authority, or the IIA, and non-royalty bearing grants under the European Commission’s Seventh Framework Program for Research, or the FP7. The amount of any future operating losses will depend, in part, on the rate of our future expenditures and our ability to obtain funding through equity or debt financings, strategic collaborations or grants. Even if we obtain regulatory approval to market one or more product candidates, our future revenue will depend upon the size of any markets in which such product candidates receive approval and our ability to achieve sufficient market acceptance, pricing, reimbursement from third-party payors for such product candidates. Further, the operating losses that we incur may fluctuate significantly from quarter to quarter and year to year, such that a period-to-period comparison of our results of operations may not be a good indication of our future performance. Other unanticipated costs may also arise.

We have never generated any revenue from product sales and may never be profitable.

We have no products approved for marketing in any jurisdiction and we have never generated any revenue from product sales. Our ability to generate revenue and achieve profitability depends on our ability, alone or with strategic collaboration partners, to successfully complete the development of, and obtain the regulatory and marketing approvals necessary to commercialize, D-PLEX100 or any future product candidates. We do not anticipate generating revenue from product sales for at least the next few years. Our ability to generate future revenue from product sales will depend heavily on our ability to:

●	complete research and preclinical and clinical development of D-PLEX100 and any future product candidates in a timely and successful manner, including our ability to enroll patients in our ongoing SHIELD II Phase 3 trial of D-PLEX100;

●	obtain regulatory and marketing approval for any product candidates for which we complete clinical trials, including, without limitation, with respect to safety and efficacy data;

●	maintain and enhance a commercially viable, sustainable, scalable, reproducible and transferable manufacturing process for D-PLEX100 and any future product candidates that is compliant with cGMPs;

●	establish and maintain supply and, if applicable, manufacturing relationships with third parties that can provide, in both amount and quality, adequate products to support clinical development and the market demand for D-PLEX100 and any future product candidates, if and when approved;

●	launch and commercialize any product candidates for which we obtain regulatory and marketing approval, either directly by establishing commercial and medical infrastructure, and/or with collaborators or distributors;

●	expose and educate physicians and other medical professionals to use our products;

●	obtain market acceptance, if and when approved, of D-PLEX100 and any future product candidates from the medical community and third-party payors;

●	ensure our product candidates are approved for reimbursement from governmental agencies, health care providers and insurers in jurisdictions where they have been approved for marketing;

●	address any competing technological and market developments that impact D-PLEX100 and any future product candidates or their prospective usage by medical professionals;

●	identify, assess, acquire and/or develop new product candidates;

●	negotiate favorable terms in any collaboration, licensing or other arrangements into which we may enter and perform our obligations under such collaborations;

●	maintain, protect and expand our portfolio of intellectual property rights, including patents, patent applications, trade secrets and know-how;

●	avoid and defend against third-party interference or infringement claims;

●	attract, hire and retain qualified personnel; and

●	locate and lease or acquire suitable facilities to support our clinical development, manufacturing facilities and commercial expansion.

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

The report of our independent registered public accounting firm on our audited consolidated financial statements for the period ended December 31, 2023, contains an explanatory paragraph regarding substantial doubt about our ability to continue as a going concern. Our consolidated financial statements do not include any adjustments that might result from the outcome of the uncertainty regarding our ability to continue as a going concern. This going concern opinion could materially limit our ability to raise additional funds through the issuance of equity or debt securities or otherwise. Further reports on our consolidated financial statements may include an explanatory paragraph with respect to our ability to continue as a going concern. Until we can generate significant recurring revenues, we expect to satisfy our future cash needs through debt or equity financing. We cannot be certain that additional funding will be available to us on acceptable terms, if at all. If funds are not available, we may be required to delay, reduce the scope of, or eliminate research or development plans for, or commercialization efforts with respect to our products. This may raise substantial doubts about our ability to continue as a going concern.

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

To date, we have financed our operations primarily through the sale of equity securities, convertible loans made by certain of our shareholders or other loan facilities, and royalty-bearing and non-royalty bearing grants that we received from the IIA and FP7. As of March 4, 2024, we had cash, cash equivalents and short-term deposits of $15.6 million.  We will require significant additional financing to fund our operations. Our future funding requirements will depend on many factors, including but not limited to:

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

Our anticipated time to data in SHIELD II trial for the prevention of SSIs in patients undergoing abdominal colorectal surgery with large incisions is subject to our ability to recruit sufficient eligible patients and the number and size of cohorts that will need to be enrolled prior to observing activity, if achieved at all for the dose escalation and expansion arms of the trial. There can be no assurance that we will complete enrollment or have data from the trial when we anticipate or at all. The timely completion of the clinical trial in accordance with its protocol depends, among other things, on our ability to enroll a sufficient number of patients that are in line with our inclusions and exclusion criteria and our ability to monitor these patients as required.

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

We are heavily dependent on the success of D-PLEX100, including obtaining regulatory approval to market D-PLEX100 in the United States and the EU.

To date, we have invested all of our efforts and financial resources to: (i) research and develop our PLEX technology, our lead product candidate, D-PLEX100, and our preclinical and research and development programs, including conducting preclinical studies and clinical trials, and providing general and administrative support for these operations; (ii) develop and secure our intellectual property portfolio for D-PLEX100 and our PLEX technology and (iii) invest in our current manufacturing facility. Our future success is dependent on our ability to successfully develop, obtain regulatory approval for and commercialize one or more of our current and future product candidates. Our product candidates’ marketability is subject to significant risks associated with successfully completing current and future clinical trials, including:

●	our ability to complete our ongoing SHIELD II Phase 3 clinical trial of D-PLEX100 for the prevention of SSIs in patients undergoing abdominal colorectal surgery with large incisions in a timely fashion and that such Phase 3 clinical trial, even if successfully completed, will be sufficient to support approval of an NDA;

●	acceptance by the FDA, EMA or other regulatory agencies of our strategies for seeking regulatory approvals for D-PLEX100 and any future product candidates, including our proposed indications, primary and secondary endpoint assessments and measurements, safety evaluations and regulatory pathways;

●	the acceptance by the FDA, EMA or other regulatory agencies of the number, design, size, conduct and implementation of our clinical trials, our trial protocols and the interpretation of data from preclinical studies or clinical trials;

●	our ability to successfully complete the clinical trials of D-PLEX100 and any future product candidates, including timely patient enrollment and acceptable safety and efficacy data and our ability to demonstrate the safety and efficacy of the product candidates undergoing such clinical trials;

●	the willingness of the FDA, EMA or other regulatory agencies to schedule an advisory committee meeting in a timely manner in connection with our regulatory submissions, if such advisory committee meetings are required;

●	the recommendation of the FDA’s advisory committee to approve our applications to market D-PLEX100 and any future product candidates in the United States, and the EMA’s approval to market D-PLEX100 in the EU, if such advisory committee reviews are scheduled, without limiting the approved labeling, specifications, distribution or use of the products, or imposing other restrictions;

●	the satisfaction of the FDA, EMA or other regulatory agencies with the safety and efficacy of D-PLEX100 and any future product candidates;

●	the prevalence and severity of adverse events associated with D-PLEX100 and any future product candidates;

●	the timely and satisfactory performance by third-party contractors, trial sites and principal investigators of their obligations in relation to our clinical trials;

●	our success in educating medical professionals and patients about the benefits, administration and use of D-PLEX100 and any future product candidates, if approved;

●	our success in educating payers and hospital administrators about the potential cost savings benefits that D-PLEX100 can deliver;

●	the availability, perceived advantages, relative cost, safety and efficacy of alternative and competing treatments for the indications addressed by D-PLEX100 and any future product candidates;

●	the effectiveness of our marketing, sales and distribution strategy, and operations, as well as that of any current and future licensees;

●	our ability to scale, validate and maintain a commercially viable manufacturing process that is cGMP-compliant;

●	our ability to obtain, protect and enforce our intellectual property rights with respect to D-PLEX100, any future product candidates and our PLEX technology; and

●	changes to regulatory guidelines.

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

An unblinded interim analysis is planned to be conducted in our SHIELD II trial once approximately 400 patients complete their 30-day follow-up. The anticipated interim analysis will allow for an early trial stopping due to efficacy or futility, or sample size reassessment. This interim analysis may not result in positive findings for the prevention of SSIs in patients undergoing abdominal colorectal surgery with large incisions sufficient to support submission of an NDA for D-PLEX100, in which case we may need to significantly increase enrollment in the trial to improve its statistical power. Any increase in enrollment in the trial would cost us significantly more and cause us to delay any final analysis to determine whether or not the trial was successful to support an NDA submission. Increasing the size of the SHIELD II trial because of the interim analysis may result in pursuing further development of D-PLEX100 for an indication in which it may ultimately be unsuccessful.

Our decision to implement an interim analysis for the SHIELD II trial may lead to an erroneous decision to stop the trial early or continue the trial with the expenditure of time, effort and financial resources to a conclusion that may ultimately be unsuccessful.

Improvement in SoC infection prevention and control measures being undertaken in hospitals globally as a result of the COVID-19 pandemic may have decreased the rate of SSIs, which may adversely impact the ability of our clinical trials to demonstrate an improvement over the SoC and may ultimately reduce our commercial opportunity even if our trials are successful.

As a result of heightened awareness and attention to infection prevention and control within hospitals and in society at large as a result of the COVID-19 pandemic, the rate of SSIs may be declining relative to their historic rates. Any reduction in SSIs rates may decrease the likelihood of success for our product candidates to show an improvement over the SoC, and even if successful in clinical trials, a reduction in SSIs, even temporary, may decrease the perceived commercial need for our products if they are approved by regulatory authorities.

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

In the United States, we will be required to submit an NDA to obtain FDA approval before marketing any product candidate. An NDA must include extensive preclinical and clinical data and supporting information to establish the product candidate’s safety and efficacy for each desired indication. In the case of an NDA covered by Section 505(b)(2) of the Federal Food, Drug, and Cosmetic Act, or the FFDCA, we may rely in part on data not developed by us and for which we have not obtained a right of reference or use, including published scientific literature or the FDA’s findings of safety and/or effectiveness for a previously approved drug. The NDA must also include significant information regarding the chemistry, manufacturing and controls for the product. The FDA may further inspect our manufacturing facilities to ensure that the facilities can manufacture any product candidate and any product, if and when approved, in compliance with the applicable regulatory requirements, as well as inspect our clinical trial sites to ensure that our trials are properly conducted. Obtaining approval of an NDA is a lengthy, expensive and uncertain process, and approval may not be obtained. Upon submission of an NDA, the FDA must make an initial determination that the application is sufficiently complete to accept the submission for filing. We cannot be certain that any submissions will be accepted for filing and review by the FDA, or ultimately be approved. If the application is not accepted for review or approval, the FDA may require that we conduct additional clinical or preclinical trials, or take other actions before it will reconsider our application. If the FDA requires additional trials or data, we would incur increased costs and delays in the marketing approval process, which may require us to expend more resources than we have available. Even if the FDA agrees that results from our SHIELD II trial evaluating D-PLEX100 for the prevention of SSIs in patients undergoing abdominal colorectal surgery with large incisions are sufficient to support the submission of an NDA, the FDA may determine that the data from this trial support a narrower indication than we may propose, if the FDA were to approve such NDA at all. In addition, the FDA may not consider any additional information to be complete or sufficient to support approval.

Regulatory authorities outside of the United States, such as in the EU, also have requirements for approval of drugs for commercial sale with which we must comply prior to marketing in those areas. Regulatory requirements can vary widely from country to country and could delay or prevent the introduction of a product candidate. Clinical trials conducted in one country may not be accepted by regulatory authorities in other countries, and obtaining regulatory approval in one country does not mean that regulatory approval will be obtained in any other country. However, the failure to obtain regulatory approval in one jurisdiction could have a negative impact on our ability to obtain approval in a different jurisdiction. Approval processes vary among countries and can involve additional product candidate testing and validation and additional administrative review periods. Seeking foreign regulatory approval could require additional non-clinical studies or clinical trials, which could be costly and time consuming. Foreign regulatory approval may include all of the risks associated with obtaining FDA approval. For all of these reasons, if we seek foreign regulatory approval for any product candidate, we may not obtain such approvals on a timely basis, if at all.

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

In addition, disruptions caused by the COVID-19 pandemic caused and may continue to increase the likelihood that we encounter such difficulties in initiating, enrolling, conducting or completing our planned and ongoing clinical trials. We may also encounter delays if a clinical trial is suspended or terminated by us, by the IRBs of the institutions in which such trials are being conducted, by the trial’s data safety monitoring board, by the FDA, EMA or other regulatory agencies. Such authorities may suspend or terminate one or more of our clinical trials due to a number of factors, including our failure to conduct the clinical trial in accordance with relevant regulatory requirements or clinical protocols, inspection of the clinical trial operations or site by the FDA, EMA or other regulatory agencies resulting in the imposition of a clinical hold, unforeseen safety issues or adverse side effects, failure to demonstrate a benefit from using a drug, changes in governmental regulations or administrative actions or lack of adequate funding to continue the clinical trial.

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

Results from preclinical studies or early-stage clinical trials are not necessarily predictive of future clinical trial results. Preclinical tests and Phase 1 and Phase 2 clinical trials are primarily designed to test safety, to study pharmacokinetics and pharmacodynamics and to understand the side effects of product candidates at various doses and schedules. Success in preclinical or animal studies and early clinical trials does not ensure that later, large-scale efficacy trials will be successful, nor does it predict final results. Our product candidates may fail to show the desired safety and efficacy in clinical development despite positive results in preclinical studies or after having successfully advanced through initial clinical trials. This failure might cause us to abandon further development of D-PLEX100 for the prevention of SSIs, which is currently our most advanced product candidate. Further, data obtained from the SHIELD I pivotal clinical trial are not necessarily predictive of future results from the ongoing SHIELD II pivotal trial, and are susceptible to varying interpretations, which could delay, limit or prevent regulatory approval. For example, even if the ongoing SHIELD II trial focuses on patients undergoing surgeries with incisions greater than 20 cm based on positive results observed in the SHIELD I pre-specified subgroup ITT analysis of a total of 423 subjects with large incisions (>20 centimeters), there is significant risk that we will fail to reproduce the same results or achieve favorable results in SHIELD II at all and receive regulatory approval. Further, data obtained from pivotal clinical studies are susceptible to varying interpretations, which could delay, limit or prevent regulatory approval.

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

If the FDA does not conclude that D-PLEX100 satisfies the requirements under Section 505(b)(2) of the FFDCA, or Section 505(b)(2), or if we are unable to utilize the hybrid application pathway in the EU, or if the requirements are not as we expect, the approval pathway for D-PLEX100 will likely take significantly longer, cost significantly more and entail significantly greater complications and risks than anticipated, and in either case may not be successful.

We intend to utilize the FDA’s Section 505(b)(2) regulatory pathway, and the hybrid application pathway in the EU, which is analogous to the Section 505(b)(2) pathway, to seek approval of D-PLEX100. The Drug Price Competition and Patent Term Restoration Act of 1984, also known as the Hatch-Waxman Act, added Section 505(b)(2) to the FFDCA. Section 505(b)(2) permits the filing of an NDA where at least some of the information required for approval comes from trials or studies that were not conducted by or for the applicant, and for which the applicant has not received a right of reference or use from the person by or for whom the investigations were conducted, which we believe could expedite the development program for D-PLEX100 by potentially decreasing the amount of preclinical and clinical data that we would need to generate in order to obtain FDA approval. However, while we believe that D-PLEX100 is a reformulation of an already-approved drug and, therefore, will be eligible for submission of an NDA under Section 505(b)(2), the FDA may disagree and determine that D-PLEX100 is not eligible for review under such regulatory pathway.

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

Even if we complete the necessary clinical trials, we cannot predict when, or if, we will obtain regulatory approval to commercialize any of our product candidates, and the approval may be for a narrower indication than we seek or be subject to other limitations or restrictions that limit its commercial profile.

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

Regulatory authorities also may approve a product candidate for more limited indications than requested or they may impose significant limitations in the form of warnings or a REMS. These regulatory authorities may require precautions or contra-indications with respect to conditions of use or they may grant approval subject to the performance of costly post-marketing clinical trials. In addition, regulatory authorities may not approve the labeling claims that are necessary or desirable for the successful commercialization of any of our product candidates. For example, the FDA may disagree that our Phase 3 trial evaluating D-PLEX100 is sufficient to support either NDA submissions seeking approval for the specific indications under evaluation in our ongoing and potential future Phase 3 trials or NDA submissions seeking approval for broader indications covering the prevention of SSIs. Although we intend to pursue a broad label for D-PLEX100, to date we have not had any discussions with, nor received any feedback from, the FDA with respect to the possibility of pursuing a label broader than the prevention of SSIs following abdominal surgery. Even if the FDA were to agree that these trials were sufficient to support one or more NDA submissions, the FDA may determine that the data from these trials support more narrow indications than we may propose, if the FDA were to approve such NDA submissions at all. If the FDA does not agree that our ongoing and potential future Phase 3 trials support the submission of an NDA for any indication, we will be required to conduct additional clinical trials to support our proposed indications. Any of the foregoing scenarios could materially harm the commercial prospects for our product candidates and materially and adversely affect our business, financial condition, results of operations and prospects.

Although D-PLEX100 has been granted Qualified Infectious Disease Product designation by the FDA for the prevention of sternal wound infection after cardiac surgery, for the prevention of post-abdominal surgery incisional infection, and for prevention of post-colorectal SSIs, these designations do not guarantee a shorter FDA review process, or that D-PLEX100 will ultimately be approved by the FDA for any indication.

Under the Generating Antibiotic Incentives Now Act, or GAIN Act, the FDA may designate a product as a “qualified infectious disease product,” or QIDP. In order to receive this designation, a drug must qualify as an antibacterial or antifungal drug for human use intended to treat serious or life-threatening infections, including those caused by either (1) an antibacterial or antifungal resistant pathogen, including novel or emerging infectious pathogens, or (2) a so-called “qualifying pathogen” found on a list of potentially dangerous, drug-resistant organisms established and maintained by the FDA under the GAIN Act. A sponsor must request such designation before submitting a marketing application. We requested and received QIDP designations for D-PLEX100 for the prevention of sternal wound infection after cardiac surgery, for the prevention of post-abdominal surgery incisional infection and for prevention of post-colorectal SSIs. We anticipate that the QIDP designations will provide, among other benefits, an overall increased level of communication with the FDA during the development process. The benefits of QIDP designation also include eligibility for priority review and an extension by an additional five years of any non-patent market exclusivity period awarded, such as a five-year exclusivity period awarded for a new molecular entity, or a three-year market exclusivity period awarded to an applicant whose application relies on new clinical investigations essential to the approval. This extension is in addition to any pediatric exclusivity extension that may be awarded. GAIN Act exclusivity may not be awarded if the indication for which we obtain approval does not meet the definition of a qualified infectious disease product. However, there is limited precedent for understanding the way in which the GAIN Act will be implemented. Receipt of QIDP designation in practice may not result in a faster development process, review or approval compared to drugs considered for approval under conventional FDA procedures, and does not assure ultimate approval by the FDA or related exclusivity benefits.

Fast Track Designation from the FDA may not actually lead to a faster development or regulatory review or approval process.

We received Fast Track Designation from the FDA for D-PLEX100 for topical use for the prevention of post-cardiac surgery sternal infection, for the prevention of post abdominal surgery incisional infection and for prevention of post-colorectal SSIs.

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

However, the receipt of a breakthrough therapy designation for a product candidate may not result in a faster development process, review or approval compared to product candidates considered for approval under conventional FDA procedures and it would not assure ultimate approval by the FDA. In addition, even if one or more of our product candidates qualify as breakthrough therapies, the FDA may later decide that the product candidate no longer meets the conditions for qualification, or it may decide that the time period for FDA review or approval will not be shortened.

Eligibility by EMA for submission of a MAA in the EU under the centralized procedure may not eventually lead to an approval for submission of a MAA under the centralized procedure nor a faster regulatory review or approval process.

In September 2022, we received confirmation from the EMA that D-PLEX100 is eligible for submission of an application for an EU Marketing Authorisation (centralized Procedure) under Article 3(2)b – Therapeutic innovation (EC) No 726/2004. The centralized process eligibility is granted to D-PLEX100 under the Therapeutic Innovation criteria which underscores that D-PLEX100 potentially provides a new alternative to patients in preventing post abdominal SSIs.

However, the receipt of a confirmation from the EMA that D-PLEX100 is eligible for submission of a MAA in the EU under the EMA’s centralized procedure may not eventually result in an approval by the EMA that D-PLEX100 is eligible for submission of a MAA in the EU under the Agency’s centralized procedure nor result in a faster review or approval compared to product candidates considered for approval under conventional EMA national procedures and it would not assure ultimate approval by the EMA. In addition, even if D-PLEX100 is eligible for submission of a MAA in the under the Agency’s centralized procedure, the EMA may later decide that the product candidate no longer meets the conditions for qualification.

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

The FDA’s and other regulatory authorities’ policies may change, and additional government regulations may be enacted that could prevent, limit or delay regulatory approval of our product candidates. If we are slow or unable to adapt to changes in existing requirements or the adoption of new requirements or policies, or if we are not able to maintain regulatory compliance, we may lose any marketing approval that we may have obtained and we may not achieve or sustain profitability, which would adversely affect our business, prospects, financial condition and results of operations.

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

Separately, in response to the COVID-19 pandemic, the FDA postponed most foreign and routine surveillance inspections of domestic manufacturing facilities. In the absence of in-person surveillance inspections of manufacturing facilities, the FDA relied and may in the future rely on alternative tools to evaluate facilities. Regulatory authorities outside the United States adopted similar restrictions or other policy measures in response to the COVID-19 pandemic.

If a prolonged government shutdown occurs, or if global health concerns prevent the FDA or other regulatory authorities from conducting their regular inspections, reviews, or other regulatory activities, it could significantly impact the ability of the FDA or other regulatory authorities to timely review and process our regulatory submissions, which could have a material adverse effect on our business.

We may be subject, directly or indirectly, to U.S. federal and state healthcare fraud and abuse laws, false claims laws, healthcare provider payment transparency laws and health information privacy and security laws. If we are unable to comply, or have not fully complied, with such laws, we could face substantial penalties.

Our current and future operations may be directly or indirectly through our relationships with U.S. healthcare providers, patients and other persons and entities, subject to broadly applicable fraud and abuse and other healthcare laws and regulations that may constrain our business or financial arrangements and relationships through which we research, market, sell and distribute our products in the United States. In addition, we may be subject to patient privacy regulation by both the federal government and the states in which we conduct our business. The laws that may affect our ability to operate include:

●	The U.S. Anti-Kickback Statute prohibits, among other things, any person or entity from knowingly and willfully offering, paying, soliciting, receiving or providing any remuneration, directly or indirectly, overtly or covertly, to induce or in return for purchasing, leasing, ordering or arranging for or recommending the purchase, lease or order of any item or service reimbursable, in whole or in part, under Medicare, Medicaid or other U.S. federal healthcare programs. The U.S. Anti-Kickback Statute has been interpreted to apply to arrangements between pharmaceutical manufacturers on the one hand and prescribers, purchasers, and formulary managers, among others, on the other. There are a number of statutory exceptions and regulatory safe harbors protecting some common activities from prosecution, but the exceptions and safe harbors are drawn narrowly and require strict compliance in order to offer protection.

●	The U.S. federal false claims laws, including the False Claims Act, or FCA, and civil monetary penalties laws, which prohibit any person or entity from, among other things, knowingly presenting, or causing to be presented, a false, fictitious or fraudulent claim for payment to, or approval by, the U.S. federal government or knowingly making, using or causing to be made or used a false record or statement material to a false or fraudulent claim to the U.S. federal government. As a result of a modification made by the Fraud Enforcement and Recovery Act of 2009, a claim includes “any request or demand” for money or property presented to the U.S. government. In addition, manufacturers can be held liable under the FCA even when they do not submit claims directly to government third-party payors if they are deemed to “cause” the submission of false or fraudulent claims. The FCA also permits a private individual acting as a “whistleblower” to bring actions on behalf of the federal government alleging violations of the FCA and to share in any monetary recovery. FCA liability is potentially significant in the healthcare industry because the statute provides for treble damages and mandatory penalties per false claim or statement. Government enforcement agencies and private whistleblowers have investigated pharmaceutical companies for or asserted liability under the FCA for a variety of alleged promotional, marketing and other activities, such as providing free product to customers with the expectation that the customers would bill federal programs for the product; providing consulting fees and other benefits to physicians to induce them to prescribe products; engaging in promotion for “off-label” uses; and submitting inflated best price information to the Medicaid Rebate Program.

●	The U.S. Health Insurance Portability and Accountability Act of 1996, or HIPAA, prohibits, among other actions, knowingly and willfully executing, or attempting to execute, a scheme to defraud any healthcare benefit program, including private third-party payors, knowingly and willfully embezzling or stealing from a healthcare benefit program, willfully obstructing a criminal investigation of a healthcare offense, and knowingly and willfully falsifying, concealing or covering up a material fact or making any materially false, fictitious or fraudulent statement in connection with the delivery of or payment for healthcare benefits, items or services.

●	The Physician Payments Sunshine Act, enacted as part of the Patient Protection and Affordable Care Act, as amended by the Health Care and Education Reconciliation Act of 2010, or collectively, the ACA, imposes, among other things, annual reporting requirements for covered manufacturers for certain payments and “transfers of value” provided to physicians (defined to include doctors, dentists, optometrists, podiatrists and chiropractors), certain other healthcare professionals (such as physician assistants and nurse practitioners), and teaching hospitals, as well as ownership and investment interests held by the physicians described above and their immediate family members.

●	HIPAA, as amended by the Health Information Technology for Economic and Clinical Health Act, or HITECH, and their respective implementing regulations established standards to protect individuals’ medical records and other individually identifiable health information (collectively defined as “protected health information”). This legislation requires appropriate safeguards to protect the privacy of protected health information and sets limits and conditions on the uses and disclosures that may be made of such information without an individual’s authorization. HIPAA also gives individuals rights over their protected health information, and imposes, among other things, specified requirements relating to the privacy, security and transmission of individually identifiable health information held by covered entities, which include certain healthcare providers, health plans and healthcare clearinghouses, and their business associates, which include individuals or entities that perform services for covered entities that involve the creation, use, maintenance or disclosure of, individually identifiable health information as well as their covered subcontractors. HITECH also created new tiers of civil monetary penalties, amended HIPAA to make civil and criminal penalties directly applicable to business associates, and gave state attorneys general new authority to file civil actions for damages or injunctions in U.S. federal courts to enforce the federal HIPAA laws and seek attorneys’ fees and costs associated with pursuing federal civil actions. In addition, state laws govern the privacy and security of health information in specified circumstances, many of which differ from each other in significant ways and may not have the same effect, thus complicating compliance efforts.

●	European and other foreign law equivalents of each of the laws, including reporting requirements detailing interactions with and payments to healthcare providers.

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

In addition, in the United States, there have been a number of legislative and regulatory proposals to change the health care system in ways that could affect our ability to sell our products profitably. The pharmaceutical industry in the United States, as an example, has been affected by the passage of the ACA, which, among other things, imposed new fees on entities that manufacture or import certain branded prescription drugs and expanded pharmaceutical manufacturer obligations to provide discounts and rebates to certain government programs. There have been executive, judicial and Congressional challenges to certain aspects of the ACA. For example, on June 17, 2021, the U.S. Supreme Court dismissed a challenge on procedural grounds that argued the ACA is unconstitutional in its entirety because the “individual mandate” was repealed by Congress. On August 16, 2022, President Biden signed the Inflation Reduction Act of 2022, or IRA, into law, which among other things, extends enhanced subsidies for individuals purchasing health insurance coverage in ACA marketplaces through plan year 2025. The IRA also eliminates the “donut hole” under the Medicare Part D program beginning in 2025 by significantly lowering the beneficiary maximum out-of-pocket cost and creating a new manufacturer discount program. It is possible that the ACA will be subject to judicial or Congressional challenges in the future. It is unclear how any such challenges and the healthcare reform measures of the Biden administration will impact the ACA and our business.

Other legislative changes have been proposed and adopted in the United States since the ACA was enacted. These changes include, among others, aggregate reductions to Medicare payments to providers of up to 2% per fiscal year, which went into effect in 2013 and, due to subsequent legislative amendments to the statute, will remain in effect until 2032 unless additional Congressional action is taken. Congress is considering additional health reform measures.

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

For example, in July 2021, the Biden administration released an executive order, “Promoting Competition in the American Economy,” with multiple provisions aimed at prescription drugs. In response to President Biden’s executive order, on September 9, 2021, the Department of Health and Human Services, or HHS, released a Comprehensive Plan for Addressing High Drug Prices that outlines principles for drug pricing reform and sets out a variety of potential legislative policies that Congress could pursue as well as potential administrative actions HHS can take to advance these principles. Further, the IRA, among other things (i) directs HHS to negotiate the price of certain high-expenditure, single-source drugs and biologics covered under Medicare and (ii) imposes rebates under Medicare Part B and Medicare Part D to penalize price increases that outpace inflation. These provisions will take effect progressively starting in fiscal year 2023. On August 29, 2023, HHS announced the list of the first ten drugs that will be subject to price negotiations, although the Medicare drug price negotiation program is currently subject to legal challenges. It is currently unclear how the IRA will be implemented but is likely to have a significant impact on the pharmaceutical industry. Further in response to the Biden administration’s October 2022 executive order, on February 14, 2023, HHS released a report outlining three new models for testing by the Centers for Medicare & Medicare Services, or CMS, Innovation Center which will be evaluated on their ability to lower the cost of drugs, promote accessibility, and improve quality of care. It is unclear whether the models will be utilized in any health reform measures in the future. Further, on December 7, 2023, the Biden administration announced an initiative to control the price of prescription drugs through the use of march-in rights under the Bayh-Dole Act. On December 8, 2023, the National Institute of Standards and Technology published for comment a Draft Interagency Guidance Framework for Considering the Exercise of March-In Rights which for the first time includes the price of a product as one factor an agency can use when deciding to exercise march-in rights. While march-in rights have not previously been exercised, it is uncertain if that will continue under the new framework. Individual states in the United States have also become increasingly active in passing legislation and implementing regulations designed to control pharmaceutical product pricing, including price or patient reimbursement constraints, discounts, restrictions on certain product access and marketing cost disclosure and transparency measures, and in some cases, designed to encourage importation from other countries and bulk purchasing. For example, on January 5, 2024, the FDA approved Florida’s Section 804 Importation Program (SIP) proposal to import certain drugs from Canada for specific state healthcare programs. It is unclear how this program will be implemented, including which drugs will be chosen, and whether it will be subject to legal challenges in the United States or Canada. Other states have also submitted SIP proposals that are pending review by the FDA. Any such approved importation plans, when implemented, may result in lower drug prices for products covered by those programs. In the future, there will likely continue to be proposals relating to the reform of the U.S. healthcare system, some of which could further limit coverage and reimbursement of drug products, including our product candidates. Any reduction in reimbursement from Medicare or other government programs may result in a similar reduction in payments from private payors. Our results of operations could be adversely affected by the ACA and by other health care reforms that may be enacted or adopted in the future.

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

We intend to submit a marketing authorization application to the EMA for approval of D-PLEX100 in the EU, but obtaining such approval from the European Commission following the opinion of the EMA is a lengthy and expensive process. Even if a product candidate is approved, the applicable regulatory agency may limit the indications for which the product may be marketed, require extensive warnings on the product labeling or require expensive and time-consuming additional clinical trials or reporting as conditions of approval. Regulatory authorities in countries outside of the United States and the EU also have requirements for approval of product candidates with which we must comply prior to marketing in those countries. Obtaining foreign regulatory approvals and compliance with foreign regulatory requirements could result in significant delays, difficulties and costs for us and could delay or prevent the introduction of our product candidates in certain countries.

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

Prescription drugs may be promoted only for the approved indications in accordance with the approved label. The FDA and other agencies actively enforce the laws and regulations prohibiting the promotion of off-label uses, and a company that is found to have improperly promoted off-label uses may be subject to significant liability. If the FDA does not agree that our data support the submission of an NDA seeking approval for the prevention of SSIs, we will train our marketing and sales personnel to not promote our products, if approved, for any off label uses. We cannot, however, prevent a physician from using our products off-label, when in the physician’s independent professional medical judgment, he or she deems it appropriate. For example, if we obtain approval of D-PLEX100 for the prevention of SSIs in patients undergoing abdominal surgery, physicians may nevertheless decide to use D-PLEX100 in an attempt to prevent infections in connection with other types of surgeries, and there may be increased risk of injury to patients if physicians attempt to use our products for these uses for which they are not approved. While the FDA does not regulate the behavior of physicians in their choice of treatments, the FDA does restrict manufacturer’s communications on the subject of off-label use of their products. Furthermore, the use of our products for indications other than those approved by the FDA, or any foreign regulatory body may not effectively treat such conditions, which could harm our reputation in the marketplace among physicians and patients.

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

As of March 6, 2024, our portfolio of owned patents and patent applications consists of eight families that protect our technology, including 153 issued patents, including utility and composition of matter patents, two patent applications that have been allowed, and 19 pending patent applications in the United States, Canada, China, Europe, Japan, Israel, the Eurasian Patent Organization, Hong-Kong, India, Mexico, New Zealand, the Philippines, Singapore, South Korea and Thailand. We cannot offer any assurances about which, if any, patents will issue, the breadth of any such patent or whether any issued patents will be found invalid and unenforceable or will be threatened by third parties. Any successful opposition to these patents or any other patents owned by or licensed to us after patent issuance could deprive us of rights necessary for the successful commercialization of any product candidates that we may develop. Further, if we encounter delays in regulatory approvals, the period of time during which we could market a product candidate under patent protection could be reduced.

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

Changes in either the patent laws or interpretation of the patent laws in the United States and other countries may diminish the value of any patents that may issue from our patent applications or narrow the scope of our patent protection. The laws of foreign countries may not protect our rights to the same extent as the laws of the United States. Publications of discoveries in the scientific literature often lag behind the actual discoveries, and patent applications in the United States and other jurisdictions are typically not published until 18 months after filing, or in some cases not at all. We therefore cannot be certain that we or our licensors were the first to make the invention claimed in our owned and licensed patent or pending applications, or that we or our licensor were the first to file for patent protection of such inventions. Assuming the other requirements for patentability are met, for United States patent applications filed prior to March 15, 2013, the first to conceive a claimed invention is entitled to the patent, while outside the United States, the first to file a patent application is entitled to the patent. After March 15, 2013, under the Leahy-Smith America Invents Act, or the AIA, the United States has moved to a first to file system. The AIA also includes a number of significant changes that affect the way patent applications are prosecuted and may also affect patent litigation. The courts have yet to address many of these provisions and the applicability of the AIA and new regulations on specific patents discussed herein have not been determined and would need to be reviewed. In general, the AIA and its implementation could increase the uncertainties and costs surrounding the prosecution of our patent applications and the enforcement or defense of any issued patents, all of which could have a material adverse effect on our business and financial condition.

If our trademarks and trade names are not adequately protected, then we may not be able to build name recognition in our markets of interest and our business may be adversely affected.

Our registered or unregistered trademarks or trade names may be challenged, infringed, circumvented or declared generic or determined to be infringing on other marks. We may not be able to protect our rights to these trademarks and trade names, which we need to build name recognition by potential partners or customers in our markets of interest. Over the long term, if we are unable to establish name recognition based on our trademarks and trade names, then we may not be able to compete effectively, and our business may be adversely affected. If other entities use trademarks similar to ours in different jurisdictions, or have senior rights to ours, it could interfere with our use of our current trademarks throughout the world.

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

It is inherently difficult to conclusively assess our freedom to operate without infringing on third- party rights. Our competitive position may suffer if patents issued to third parties or other third- party intellectual property rights cover our product candidates or elements thereof, or our manufacturing or uses relevant to our development plans. In such cases, we may not be in a position to develop or commercialize products or our product candidates unless we successfully pursue litigation to nullify or invalidate the third-party intellectual property right concerned or enter into a license agreement with the intellectual property right holder, if available on commercially reasonable terms. There may also be pending patent applications that if they result in issued patents, could be alleged to be infringed by our product candidates. If such an infringement claim should be brought and be successful, we may be required to pay substantial damages, be forced to abandon our product candidates or seek a license from any patent holders. No assurances can be given that a license will be available on commercially reasonable terms, if at all.

It is also possible that we have failed to identify relevant third-party patents or applications. For example, U.S. applications filed before November 29, 2000, and certain U.S. applications filed after that date that will not be filed outside the U.S. remain confidential until patents issue. Patent applications in the U.S. and elsewhere are published approximately 18 months after the earliest filing to which priority is claimed, with such earliest filing date being commonly referred to as the priority date. Therefore, patent applications covering our product candidates or platform technology could have been filed by others without our knowledge. Additionally, pending patent applications which have been published can, subject to certain limitations, be later amended in a manner that could cover our platform technologies, our product candidates or the use of our product candidates. Third- party intellectual property right holders may also actively bring infringement claims against us. We cannot guarantee that we will be able to successfully settle or otherwise resolve such infringement claims. If we are unable to successfully settle future claims on terms acceptable to us, we may be required to engage in or continue costly, unpredictable and time-consuming litigation and may be prevented from or experience substantial delays in pursuing the development of and/or marketing of our product candidates. If we fail in any such dispute, in addition to being forced to pay damages, we may be temporarily or permanently prohibited from commercializing our product candidates that are held to be infringing. We might, if possible, also be forced to redesign our product candidates so that we no longer infringe the third- party intellectual property rights. Any of these events, even if we were ultimately to prevail, could require us to divert substantial financial and management resources that we would otherwise be able to devote to our business.

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

Many companies have encountered significant problems in protecting and defending intellectual property rights in foreign jurisdictions. The legal systems of certain countries, particularly certain developing countries, do not favor the enforcement of patents, trade secrets and other intellectual property protection, particularly those relating to biotechnology products or methods of treatment, which could make it difficult for us to stop the marketing of competing products in violation of our proprietary rights generally. Proceedings to enforce our patent rights in foreign jurisdictions, whether or not successful, could result in substantial costs and divert our efforts and attention from other aspects of our business, could put our future patents at risk of being invalidated or interpreted narrowly and our patent applications at risk of not issuing and could provoke third parties to assert claims against us. We may not prevail in any lawsuits that we initiate, and the damages or other remedies awarded, if any, may not be commercially meaningful. Accordingly, our efforts to enforce our intellectual property rights around the world may be inadequate to obtain a significant commercial advantage from the intellectual property that we develop or license.

Kreos Capital VI (Expert Fund) LP may seize our owned equipment, intellectual property and all shares we hold in PolyPid Inc. and PolyPid Pharma SRL if we fail to repay a loan.

On April 5, 2022, we entered into a secured loan agreement, or the Loan Agreement, for up to $15 million with Kreos Capital VI (Expert Fund) LP, or Kreos. For more information regarding the Loan Agreement please see “Item 5.C- Liquidity and Capital Resources”. Under the Loan Agreement, we granted Kreos a first priority fixed charge over all of our owned equipment and intellectual property, including without limitation, copyrights, patents, trademarks and trade names, as well as all shares we hold in PolyPid Inc. and PolyPid Pharma SRL. That means that our owned equipment, intellectual property assets and our ownership of the shares of PolyPid Inc. and PolyPid Pharma SRL are used as collateral for the loan. Additionally, PolyPid Inc. entered into a guaranty agreement with Kreos, all as security for monies borrowed by us under the Loan Agreement. Kreos may seize our owned equipment, intellectual property all shares we hold in PolyPid Inc. and PolyPid Pharma SRL if we fail to repay the loan, which could materially and adversely affect our operations. On March 29, 2023, we entered into an amendment to the Credit Line. Pursuant to this amendment, 70% of the remaining principal and interest repayments will be delayed and repaid on a monthly equal basis from August 2024 to May 2026. The amended secured loan now bears interest at a rate of 10.00%, and we will pay a restructuring fee to Kreos consisting of 1.00% on close of the amendment and an incremental 3.00% at maturity. In return for this additional deferral of repayment, Kreos has the right to receive a potential claw back payment on account of the then outstanding principal amount. This claw back mechanism will be triggered by additional incoming funds from future partnership agreement or additional financing. If triggered, the minimum claw back to be paid is $1.5 million but will not exceed $3 million. Further, the outstanding warrants Kreos received were repriced to have an exercise price of $12.60 per share.

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

We may collect, process, use or transfer personal information from individuals located in the EU in connection with our business, including in connection with conducting clinical trials in the EU. Additionally, we intend to commercialize D-PLEX100, and any of our product candidates that receive marketing approval, in the EU. The collection and use of personal health data in the EU is governed by the provisions of the General Data Protection Regulation ((EU) 2016/679), or the GDPR, along with other European Union and country-specific laws and regulations. The United Kingdom and Switzerland have also adopted data protection laws and regulations. These legislative acts (together with regulations and guidelines) impose requirements relating to having legal bases for processing personal information relating to identifiable individuals and transferring such information outside of the EEA, including to the United States, providing details to those individuals regarding the processing of their personal information, keeping personal information secure, having data processing agreements with third parties who process personal information, responding to individuals’ requests to exercise their rights in respect of their personal information, reporting security breaches involving personal data to the competent national data protection authority and affected individuals, appointing data protection officers, conducting data protection impact assessments and record-keeping. The GDPR imposes additional responsibilities and liabilities in relation to personal data that we process, and we may be required to put in place additional mechanisms ensuring compliance with the new data protection rules. Failure to comply with the requirements of the GDPR and related national data protection laws of the member states of the EU may result in substantial fines, other administrative penalties and civil claims being brought against us, which could have a material adverse effect on our business, prospects, financial condition and results of operations.

The United Kingdom’s withdrawal from the EU may adversely impact our ability to obtain regulatory approvals of our product candidates in the United Kingdom, result in restrictions or imposition of taxes and duties for importing our product candidates into the United Kingdom, and may require us to incur additional expenses in order to develop, manufacture and commercialize our product candidates in the United Kingdom.

Following the result of a referendum in 2016, the United Kingdom left the EU on January 31, 2020, commonly referred to as Brexit. A trade and cooperation agreement that outlines the future and trading relationship between the United Kingdom and the EU was agreed to in December 2020.

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

Other than our headquarters and other operations which are located in Israel (as further described below), we currently have limited international operations, but our business strategy incorporates potentially significant international expansion, particularly in anticipation of approval of our product candidates. We plan to retain sales representatives and third- party distributors and conduct physician, infectious disease specialist, hospital pharmacist and patient association outreach activities, as well as clinical trials, outside of the United States, European Union and Israel. Doing business internationally involves a number of risks, including but not limited to:

●	multiple, conflicting and changing laws and regulations such as privacy regulations, tax laws, export and import restrictions, employment laws, regulatory requirements and other governmental approvals, permits, and licenses;

●	failure by us to obtain regulatory approvals for the use of our product candidates in various countries;

●	additional potentially relevant third-party patent rights;

●	complexities and difficulties in obtaining protection and enforcing our intellectual property;

●	difficulties in staffing and managing foreign operations;

●	complexities associated with managing multiple third-party payor reimbursement regimes, government payors, prince controls or patient self-pay systems;

●	limits in our ability to penetrate international markets;

●	financial risks, such as longer payment cycles, difficulty collecting accounts receivable, the impact of local and regional financial crises on demand and payment for our products and exposure to foreign currency exchange rate fluctuations;

●	an outbreak of a contagious disease, including COVID-19, which may cause us or our distributors, third- party vendors and manufacturers and/or customers to temporarily suspend our or their respective operations in the affected city or country;

●	natural disasters, political and economic instability, including wars (such as the war between Israel and Hamas), terrorism, and political unrest, boycotts, curtailment of trade, and other business restrictions;

●	certain expenses including, among others, expenses for travel, translation and insurance; and

●	regulatory and compliance risks that relate to maintaining accurate information and control over sales and activities that may fall within the purview of the U.S. Foreign Corrupt Practices Act its books and records provisions, or its anti-bribery provisions.

Any of these factors could significantly harm our future international expansion and operations and, consequently, our results of operations.

Our business and operations have been and may further be adversely affected by the COVID-19 global pandemic.

Our business and operations have been and, although COVID-19 pandemic declined globally, may further be adversely affected by the effects of the COVID-19 virus. The COVID-19 pandemic has resulted in travel and other restrictions in order to reduce the spread of the disease, including public health directives and orders in Israel, the United States and the EU that, among other things and for various periods of time, directed individuals to shelter at their places of residence, directed businesses and governmental agencies to cease non-essential operations at physical locations, prohibited certain non-essential gatherings and events and ordered cessation of non-essential travel. Government orders or other restrictions on the conduct of business operations related to the COVID-19 pandemic may negatively impact productivity and may disrupt our ongoing research and development activities and our clinical programs and timelines, the magnitude of which will depend, in part, on the length and severity of the restrictions and other limitations on our ability to conduct our business in the ordinary course. Further, such orders also may impact the availability or cost of materials, which would disrupt our supply chain and manufacturing efforts and could affect our ability to conduct ongoing and planned clinical trials and preparatory activities.

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

Although we have increased the scale of our manufacturing process in order to produce sufficient quantities of D-PLEX100 for our ongoing and planned clinical trials and at least the first 48 months following a commercial launch, if D-PLEX100 is approved, in the future we may need to increase the scale or capacity of our manufacturing process either at our facility or at third-party manufacturers, or both. We may not be successful in producing sufficient quantities of D-PLEX100, due to several factors, including equipment malfunctions, facility contamination, technical process challenges, raw material shortages or contamination, natural disasters, disruption in utility services, human error or disruptions in the operations of our suppliers. Problems with the manufacturing process, even minor deviations from the normal process, could result in product defects or manufacturing failures that result in lot failures, product recalls, product liability claims or insufficient inventory. We may encounter problems achieving adequate quantities and quality of clinical- and commercial-grade materials that meet FDA, EMA or other applicable standards or specifications with consistent and acceptable production yields and costs.

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

The preparation of drug products for clinical trials or commercial sale is subject to extensive regulation. Before we can begin to commercially manufacture D-PLEX100 or any product candidate, whether in a third-party facility or in our own facility, we must obtain regulatory approvals from the Israeli Ministry of Health, or MOH, the FDA and similar regulatory agencies, as applicable for our manufacturing process and facility. A manufacturing authorization must also be obtained from the appropriate regulatory authorities in the EU and worldwide. In addition, we must pass a pre-approval inspection of our manufacturing facility by the FDA before D-PLEX100, or any product candidate can obtain marketing approval. In order to obtain approval, we will need to ensure that all of our processes, methods and equipment are compliant with cGMP, and perform extensive audits of vendors, contract laboratories and suppliers. If any of our vendors, contract laboratories or suppliers is found to be out of compliance with cGMP, we may experience delays or disruptions in manufacturing while we work with these third parties to remedy the violation or while we work to identify suitable replacement vendors. For example, in the past, a cGMP audit by the MOH of the manufacturing process in the facility of our contract manufacturer for D-PLEX100 resulted in certain critical observations, which have since been resolved. There can be no guarantee, however, that future inspections by regulatory authorities of our manufacturing facilities or those of our contract manufacturers will result in MOH’s agreement that these critical observations have been resolved or that similar inspectional observations will not be identified. If we do not demonstrate to the satisfaction of the applicable regulator that our manufacturing facilities, or those of our contract manufacturers, are in compliance with applicable requirements, we may be materially delayed in the development of our product candidates, which would materially harm our business. The cGMP requirements govern quality control of the manufacturing process and documentation policies and procedures. In complying with cGMP, we will be obligated to expend time, money and effort in production, record keeping and quality control to assure that the product meets applicable specifications and other requirements. If we fail to comply with these requirements, we would be subject to possible regulatory action and may not be permitted to sell any product candidate that we may develop.

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

When used in connection with surgical and certain other procedures, our product candidates may not be reimbursed separately but their cost may instead be bundled as part of the payment received by the provider for the procedure. Treating physicians are unlikely to use and order our products unless coverage is provided, and the reimbursement is adequate to cover all or a significant portion of the cost of the procedures which utilize our products. A decision by a third-party payor not to cover or adequately reimburse for our product candidates or procedures using our product candidates, could reduce physician utilization of our products once approved. Therefore, coverage and adequate reimbursement for procedures which utilize new products is critical to the acceptance of such new products.

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

As of March 6, 2024, our executive officers, directors and principal shareholders who own more than 5% of our outstanding Ordinary Shares, in the aggregate, beneficially own a substantial majority of our ordinary shares. As a result, if these shareholders were to act together, they would be able to exert significant influence over all matters submitted to our shareholders for approval (including a prospective acquisition or other change of control of our company), as well as our management and affairs.

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

Our status as a PFIC will depend on the nature and composition of our income and the nature, composition and value of our assets (which, assuming we are not a “controlled foreign corporation,” or a CFC, under Section 957(a) of the Internal Revenue Code of 1986, as amended, or the Code, for the year being tested, may be determined based on the fair market value of each asset, with the value of goodwill and going concern value determined in large part by reference to the market value of our Ordinary Shares, which may be volatile). Based upon the estimated value of our assets, including any goodwill, and the nature and estimated composition of our income and assets, we may be classified as a PFIC for the taxable year ended December 31, 2023, and in future taxable years. In particular, so long as we do not generate revenue from operations for any taxable year and do not receive any research and development grants, or even if we receive a research and development grant, if such grant does not constitute gross income for United States federal income tax purposes, we likely will be classified as a PFIC for such taxable year. Because the determination of whether we are a PFIC for any taxable year is a factual determination made annually after the end of each taxable year, there can be no assurance that we will not be considered a PFIC in any taxable year.

The tax consequences that would apply if we were classified as a PFIC would also be different from those described above if a U.S. shareholder were able to make a valid qualified electing fund, or QEF, election. At this time, we do not expect to provide U.S. shareholders with the information necessary for a U.S. shareholder to make a QEF election. Prospective investors should assume that a QEF election will not be available.

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

As a foreign private issuer, we will be permitted, and intend, to follow certain home country corporate governance practices instead of those otherwise required by the Nasdaq Stock Market for domestic U.S. issuers. Following our home country governance practices as opposed to the requirements that would otherwise apply to a U.S. company listed on The Nasdaq Capital Market may provide less protection to you than what is accorded to investors under the listing rules of Nasdaq applicable to domestic U.S. issuers.

As a foreign private issuer, we will be exempt from the rules and regulations under the Securities Exchange Act of 1934, or the Exchange Act, related to the furnishing and content of proxy statements, including the applicable compensation disclosure requirements. Nevertheless, pursuant to regulations promulgated under the Israeli Companies Law, 5759-1999, or the Israeli Companies Law, we are required to disclose the annual compensation of our five most highly compensated office holders on an individual basis. Such disclosure will not be as extensive as that required of a U.S. domestic issuer. Our officers, directors and principal shareholders will also be exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we will not be required under the Exchange Act to file reports and financial statements with the SEC as frequently or as promptly as U.S. domestic companies whose securities are registered under the Exchange Act, and we will be exempt from filing quarterly reports with the SEC under the Exchange Act. Moreover, we will not be required to comply with Regulation FD, which restricts the selective disclosure of material information, although we intend to voluntarily adopt a corporate disclosure policy substantially similar to Regulation FD. These exemptions and leniencies will reduce the frequency and scope of information and protections to which you may otherwise have been eligible in relation to a U.S. domestic issuer.

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

Risks Related to Israeli Law and Our Operations in Israel

We conduct our operations in Israel. Conditions in Israel, including the recent attack by Hamas and other terrorist organizations and Israel’s war against them, may affect our operations.

Our headquarters and principal offices and most of our operations are located in the State of Israel. In addition, all of our key employees and officers are residents of Israel. Accordingly, political, economic and military conditions in Israel and the surrounding region may directly affect our business.

Any hostilities involving Israel or the interruption or curtailment of trade between Israel and its present trading partners, or a significant downturn in the economic or financial condition of Israel, could adversely affect our operations. Ongoing and revived hostilities or other Israeli political or economic factors could harm our operations, product development and results of operations.

On October 7, 2023, an unprecedented attack was launched against Israel by terrorists from the Hamas terrorist organization that infiltrated Israel’s southern border from the Gaza Strip and in other areas within the state of Israel attacking civilians and military targets while simultaneously launching extensive rocket attacks on the Israeli population. In response, the Security Cabinet of the State of Israel declared war against Hamas. To date, the State of Israel continues to be at war with Hamas.

Since the war broke out on October 7, 2023, our operations have not been adversely affected by this situation. However, at this time, it is not possible to predict the intensity or duration of the war, nor can we predict how this war will ultimately affect Israel’s economy in general and we continue to monitor the situation closely and examine the potential disruptions that could adversely affect our operations.

In connection with the Israeli security cabinet’s declaration of war against Hamas and possible hostilities with other organizations, several hundred thousand Israeli military reservists were drafted to perform immediate military service. As of March 6, 2024, only one of our current employees in Israel, who is not a management or key employee, has been called to active military duty. We rely on service providers located in Israel and have entered into certain agreements with Israeli counterparties. Employees of such service providers or contractual counterparties may be called for service in the current or future wars or other armed conflicts with Hamas and such persons may be absent from their positions for a period of time. As of March 6, 2024, we have not been impacted by any absences of personnel at our service providers or counterparties located in Israel. However, military service call ups that result in absences of personnel from us, our service providers or contractual counterparties in Israel may disrupt our operations and absences for an extended period of time may materially and adversely affect our business, prospects, financial condition and results of operations.

Following the attack by Hamas on Israel’s southern border, Hezbollah, a terrorist organization in Lebanon has also launched missile, rocket, and shooting attacks against Israeli military sites, troops, and Israeli towns in northern Israel. In response to these attacks, the Israeli army has carried out a number of targeted strikes on sites belonging to Hezbollah in southern Lebanon. It is possible that other terrorist organizations, including Palestinian military organizations in the West Bank, as well as other hostile countries, such as Iran, will join the hostilities. Such hostilities may include terror and missile attacks. Any hostilities involving Israel or the interruption or curtailment of trade between Israel and its trading partners could adversely affect our operations and results of operations. Our insurance policies do not cover losses that may occur as a result of events associated with war and terrorism.

Although the Israeli government currently covers the reinstatement value of direct damages that are caused by terrorist attacks or acts of war, we cannot assure you that this government coverage will be maintained or that it will sufficiently cover our potential damages. Any losses or damages incurred by us could have a material adverse effect on our business. Any armed conflicts or political instability in the region would likely negatively affect business conditions and could harm our results of operations.

Several countries, principally in the Middle East, still restrict doing business with Israel and Israeli companies, and additional countries may impose restrictions on doing business with Israel and Israeli companies, whether as a result of hostilities in the region or otherwise. In addition, there have been increased efforts by activists to cause companies and consumers to boycott Israeli goods and cooperation with Israeli-related entities based on Israeli government policies. Such actions, particularly if they become more widespread, may adversely impact our ability to collaborate with other third parties. Any hostilities involving Israel, any interruption or curtailment of trade or scientific cooperation between Israel and its present partners, or a significant downturn in the economic or financial condition of Israel could adversely affect our business, financial condition and operations. Moreover, we cannot predict how this war will ultimately affect Israel’s economy in general, which may involve a downgrade in Israel’s credit rating by rating agencies (such as the recent downgrade by Moody’s of its credit rating of Israel from A1 to A2, as well as the downgrade of its outlook rating from “stable” to “negative”). We may also be targeted by cyber terrorists specifically because we are an Israeli-related company.

Furthermore, the Israeli government is currently pursuing extensive changes to Israel’s judicial system, which have sparked extensive political debate. In response to the foregoing developments, a series of civil unrests and demonstrations throughout Israel took place. Additionally, individuals, organizations, and institutions, both within and outside of Israel, have voiced concerns that the proposed changes may negatively impact the business environment in Israel including due to reluctance of foreign investors to invest or conduct business in Israel, as well as to increased currency fluctuations, downgrades in credit rating, increased interest rates, increased volatility in securities markets, and other changes in macroeconomic conditions. Such proposed changes may also adversely affect the labor market in Israel or lead to political instability or civil unrest. To the extent that any of these negative developments do occur, they may have an adverse effect on our business, our results of operations and our ability to raise additional funds, if deemed necessary by our management and board of directors.

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

Our research and development efforts have been financed in part through royalty-bearing and non-royalty-bearing grants in an aggregate amount of $6.6 million that we received from the IIA as of March 6, 2024. The last IIA approved research and development grants ended on November 30, 2022. With respect to the royalty-bearing grants we are committed to pay royalties at a rate of 3.0% on sales proceeds from our products that were developed under IIA programs up to the total amount of grants received, linked to the U.S. dollar and bearing interest. Until October 25, 2023, the interest was calculated at a rate based on 12-month LIBOR applicable to U.S. dollar deposits. However, on October 25, 2023, the IIA published a directive concerning changes in royalties to address the expiration of the LIBOR. Under such directive, regarding IIA grants approved by the IIA prior to January 1, 2024 but which are outstanding thereafter, as of January 1, 2024 the annual interest is calculated at a rate based on 12-month SOFR, or at an alternative rate published by the Bank of Israel plus 0.71513%; and, for grants approved on or following January 1, 2024 the annual interest shall be the higher of (i) the 12 months SOFR interest rate, plus 1%, or (ii) a fixed annual interest rate of 4%.

As of December 31, 2023, our contingent liabilities regarding IIA grants received by us were in an aggregate amount of $4.9 million. We are further required to comply with the requirements of the Israeli Encouragement of Industrial Research, Development and Technological Innovation Law, 5744-1984, as amended, and related regulations, or the Research Law, with respect to those past grants. When a company develops know-how, technology or products using IIA grants, the terms of these grants and the Research Law restrict the transfer or license of such know-how, and the transfer of manufacturing or manufacturing rights of such products, technologies or know-how outside of Israel, without the prior approval of the IIA. Therefore, the discretionary approval of an IIA committee would be required for any transfer or license to third parties inside or outside of Israel of know how or for the transfer outside of Israel of manufacturing or manufacturing rights related to those aspects of such technologies. We may not receive those approvals. Furthermore, the IIA may impose certain conditions on any arrangement under which it permits us to transfer technology or development.

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

Furthermore, Israeli tax considerations may make potential transactions unappealing to us or to our shareholders whose country of residence does not have a tax treaty with Israel granting tax relief to such shareholders from Israeli tax. For example, Israeli tax law does not recognize tax-free share exchanges to the same extent as U.S. tax law. With respect to mergers, Israeli tax law allows for tax deferral in certain circumstances but makes the deferral contingent on the fulfillment of a number of conditions, including, in some cases, a holding period of two years from the date of the transaction during which sales and dispositions of shares of the participating companies are subject to certain restrictions. Moreover, with respect to certain share swap transactions, the tax deferral is limited in time, and when such time expires, the tax becomes payable even if no disposition of the shares has occurred. These provisions could delay, prevent or impede an acquisition of us or our merger with another company, even if such an acquisition or merger would be beneficial to us or to our shareholders.

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

The trading price of our Ordinary Shares is likely to be volatile. The stock market in general, and the market for pharmaceutical companies in particular, has experienced extreme volatility that has often been unrelated to the operating performance of particular companies, which has resulted in decreased stock prices for many companies notwithstanding the lack of a fundamental change in their underlying business models or prospects. Broad market and industry factors may negatively affect the market price of our Ordinary Shares, regardless of our actual operating performance. As a result of this volatility, you may not be able to sell your Ordinary Shares at or above the price you paid. The following factors, in addition to other risk factors described in this section, may have a significant impact on the market price of our Ordinary Shares:

●	inability to obtain the approvals necessary to commence further clinical trials;

●	unsatisfactory results of clinical trials, whether final or interim;

●	announcements of regulatory approvals or the failure to obtain them, or specific label indications or patient populations for their use, or changes or delays in the regulatory review process;

●	announcements of therapeutic innovations or new products by us or our competitors;

●	adverse actions taken by regulatory agencies with respect to our clinical trials, manufacturing supply chain or sales and marketing activities;

●	changes or developments in laws or regulations applicable to any candidate product in any of our platforms;

●	changes in the structure of healthcare payment systems;

●	any adverse changes to our relationship with manufacturers or suppliers, especially manufacturers of candidate products;

●	any intellectual property infringement actions in which we may become involved;

●	announcements concerning our competitors or the pharmaceutical industry in general;

●	achievement of expected product sales and profitability or our failure to meet expectations;

●	our commencement of, or involvement in, litigation;

●	any major changes in our Board of Directors or management;

●	the impact of the war between Israel and Hamas;

●	legislation in the United States or any other territory relating to the sale or pricing of pharmaceuticals; and

●	coordinated buying or selling activity in our Ordinary Shares, including market manipulation.

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

Our business and operations would suffer in the event of computer system failures, cyber-attacks or a deficiency in our cybersecurity.

Despite the implementation of security measures intended to secure our data against impermissible access and to preserve the integrity and confidentiality of our data, our internal computer systems, and those of third parties on which we rely, are vulnerable to damage from computer viruses, malware, natural disasters, terrorism, war, telecommunication and electrical failures, cyber-attacks or cyber-intrusions over the Internet, attachments to emails, persons inside our organization, or persons with access to systems inside our organization. The risk of a security breach or disruption, particularly through cyber attacks or cyber intrusion, including by computer hackers, foreign governments, and cyber terrorists, has generally increased as the number, intensity and sophistication of attempted attacks and intrusions from around the world have increased. Moreover, following COVID-19, our employees are frequently working from their homes and remotely access our IT networks. Such remote working mode creates the risk of attacking the end-point user stations, connection channels and gateways. If such an event was to occur and cause interruptions in our operations, it could result in a material disruption of our drug development programs. For example, the loss of clinical trial data from completed or ongoing or planned clinical trials could result in delays in our regulatory approval efforts and significantly increase our costs to recover or reproduce the data. To the extent that any disruption or security breach was to result in a loss of or damage to our data or applications, or inappropriate disclosure of confidential or proprietary information, we could incur material legal claims and liability, including under data privacy laws such as the GDPR, damage to our reputation, and the further development of our drug candidates could be delayed.

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

As a public company whose Ordinary Shares are listed in the United States, we are subject to an extensive regulatory regime, requiring us, among other things, to maintain various internal controls and facilities and to prepare and file periodic and current reports and statements, including reports on the effectiveness of our internal control over financial reporting pursuant to Section 404 of the Sarbanes-Oxley Act of 2002. Complying with these requirements is costly and time consuming. In the event that we are unable to demonstrate compliance with our obligations as a public company in a timely manner, or are unable to produce timely or accurate financial statements, we may be subject to sanctions or investigations by regulatory authorities, such as the SEC or The Nasdaq Capital Market, and investors may lose confidence in our operating results and the price of our Ordinary Shares could decline.

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

Our amended and restated articles of association provide that, unless we consent in writing to an alternative forum, the federal district courts of the United States of America shall be the sole and exclusive forum for resolution of any complaint asserting a cause of action arising under the Securities Act, which could limit our shareholders’ ability to choose the judicial forum for disputes with us, our directors, shareholders, or other employees.

As of May 5, 2023, our amended and restated articles of association provide that, unless we consent in writing to the selection of an alternative forum, the federal district courts of the United States of America shall be the exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act. Section 22 of the Securities Act creates concurrent jurisdiction for U.S. federal and state courts over all such Securities Act actions. Accordingly, both U.S. state and federal courts have jurisdiction to entertain such claims. To prevent having to litigate claims in multiple jurisdictions and the threat of inconsistent or contrary rulings by different courts, among other considerations, our amended and restated articles of association provide that, unless we consent in writing to the selection of an alternative forum, the federal district courts of the United States shall be the exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act. This exclusive forum provision will not apply to suits brought to enforce any liability or duty created by the Exchange Act, and our shareholders cannot and will not be deemed to have waived our compliance with the U.S. federal securities laws and the rules and regulations promulgated under the Securities Act or the Exchange Act as a result of our exclusive forum provision.

Any person or entity purchasing or otherwise acquiring any interest in any of our securities shall be deemed to have notice of and consented to the foregoing provision of our amended and restated articles of association. However, the enforceability of similar forum provisions (including exclusive federal forum provisions for actions, suits, or proceedings asserting a cause of action arising under the Securities Act) in other companies’ organizational documents has been challenged in legal proceedings, and there is uncertainty as to whether courts would enforce the exclusive forum provision in our amended and restated articles of association. If a court were to find the exclusive forum provision contained in our amended and restated articles of association to be inapplicable or unenforceable in an action, we may incur additional costs associated with resolving such action in other jurisdictions, which could materially adversely affect our business, financial condition, and results of operations.

Although we believe the exclusive forum provision benefit us by providing increased consistency in the application of U.S. federal securities laws the Israeli Companies Law, or New York law, as applicable, in the types of lawsuits to which they apply, such exclusive forum provision may limit a shareholder’s ability to bring a claim in the judicial forum that they find favorable and may increase certain litigation costs for disputes with us or any of our directors, shareholders, officers, or other employees, which may discourage lawsuits with respect to such claims against us and our current and former directors, shareholders, officers, or other employees.

ITEM 4. INFORMATION ON THE COMPANY

A. History and Development of the Company.

We were incorporated in the State of Israel on February 28, 2008. Our Ordinary Shares are currently listed for trading on the Nasdaq Capital Market under the symbol “PYPD.”

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

In 2023, 2022 and 2021, our capital expenditures amounted to $0.2 million, $2.2 million and $4 million, respectively. Our current capital expenditures are primarily for manufacturing facility and equipment, computers, software, research and development equipment and office improvements substantially all in Israel, and we expect to finance these expenditures primarily from cash on hand.

B. Business Overview.

We are a Phase 3 clinical-stage biopharmaceutical company focused on developing targeted, locally administered and prolonged-release therapeutics using our proprietary PLEX technology. Our product candidates are designed to address diseases with high unmet medical needs by pairing our PLEX technology with drugs already approved by the FDA or innovative drug candidates to achieve a novel therapeutic effect. Our PLEX technology is designed to deliver drugs directly to targeted treated sites in the body at predetermined release rates and predetermined durations ranging from several days to several months. We believe that our PLEX technology and product candidates have the potential to significantly improve the management of a variety of medical conditions, including SSIs and cancer. Our lead product candidate, D-PLEX100, is in a pivotal Phase 3 confirmatory trial for the potential approval for prevention of SSIs in patients undergoing abdominal colorectal surgery with large incisions. D-PLEX100 pairs our novel proprietary PLEX technology with doxycycline, a first-line, broad spectrum and FDA-approved antibiotic D-PLEX100 is administered directly into the surgical site during surgery, and provides a prolonged and continuous release of the broad-spectrum antibiotic, resulting in high local concentration of the drug for a period of 30 days for the prevention of SSIs, including SSIs caused by SoC antibiotic-resistant bacteria. Infections resulting from surgery can be fatal and create a significant public health burden despite the extensive use of systemically administered antibiotics both pre- and post-operatively and other measures taken to reduce infection risk in the intra-operative setting.

The WHO estimates that SSIs result in up to $10 billion of additional hospital costs per year in the United States alone, and a further €11 billion per year in the EU. The CDC estimates that SSIs are the costliest HAI type of event in the United States. SSIs occur in approximately 2% to 5% of all patients undergoing inpatient surgery worldwide and account for 20% of all HAIs in United States. In their last guidelines, the WHO and the CDC have labeled SSIs as a high priority unmet medical need due to the associated morbidity, mortality and economic cost burden.

We believe that D-PLEX100, if approved, would be a significant improvement over the current SoC, which includes systemic administration of antibiotics.

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

In September 2022, we announced top-line results from the SHIELD I Phase 3 study of D-PLEX100 for the prevention of SSIs in abdominal surgery. SHIELD I study did not achieve its primary endpoint of reduction in SSIs, re-interventions due to SSIs and mortality: in the ITT population, the local administration of D-PLEX100 and SoC (n=485) resulted in a decrease in the primary endpoint of 23% compared to SoC alone (n=489) (p=0.1520). That said, in a pre-specified subgroup ITT analysis requested by the FDA of a total of 423 subjects with large incisions (>20 centimeters), the local administration of D-PLEX100 resulted in a significant reduction of 54% in the primary endpoint, compared to SoC alone (p=0.0032). Within the first 30 days post-surgery, SSIs decreased from 9.7% in the SoC treatment arm (n=211), as compared to 4.4% in the D-PLEX100 treatment arm (n=212). In addition, in exploratory post hoc analysis, the SHIELD I study also showed a 34% reduction in the primary endpoint in patients with one or more patient-specific risk factors (documented obesity- body mass index (BMI) >30 kg/m2, diabetes mellitus, hypertension, peripheral vascular disease, and chronic obstructive pulmonary disease/smoking) compared to SoC (post hoc analysis; p=0.047; n=680). Together, these results suggest potential prophylactic efficacy when D-PLEX is administered concomitantly with systemic antibacterial prophylaxis in patients with increased SSI risk factors, whether procedural or patient-specific comorbidities. Patients with either of these risk profiles are readily identifiable by the surgeon in the pre- and intra-operative periods, offering the option to apply D-PLEX after fascial closure but before skin closure. The SHIELD I study demonstrated a good safety profile of D-PLEX100 : the overall incidence of TEAEs was similar between study arms with numerically lower incidences of severe and serious treatment emergent adverse events (TEAEs), and any TEAEs requiring surgical reinterventions in the D-PLEX arm compared to the SoC arm.

In November 2022, we provided the FDA with available data from the SHIELD I study as part of a Type D meeting request. Following positive Type D meeting communication with the FDA, which took place in January 2023 on the SHIELD I Phase 3 data, we now have a clear regulatory pathway towards a potential NDA submission. Based on the data, particularly the 54% reduction observed in the primary endpoint in complex surgeries in a pre-specified subgroup analysis of patients with large open incisions (p=0.0032, n=423) compared to SoC, the FDA acknowledged that the SHIELD I results may provide supportive evidence on this population and recommended that we conduct an additional study to support a potential NDA submission. The FDA stated that the ongoing SHIELD II study could potentially serve as such a study. The FDA also recognized that D-PLEX100’s proposed indication is for the prevention of infection and has the potential for wide use.

In March 2023, we received feedback in a national scientific advice meeting from the Swedish MPA similar to the Type D meeting feedback previously received from the FDA. Swedish MPA recommended that we confirm the results with an additional Phase 3 study to support a MAA submission and confirmed that clinical safety data obtained to date in abdominal surgery studies is sufficient for a MAA submission.

Figure 1: SHIELD I Study Population

	Incision > 20 cm
Parameter	D-PLEX+SOC N=212	SOC N=211	p
Primary Endpoint	17 (8.0%)	37 (17.5%)	0.0032
Key secondary outcomes: Pre-specified analysis
Incisional SSI rate	9/204 (4.4%)	19/196 (9.7%)	0.0410
At least 1 score of ASEPSIS >20	2/204 (1.0%)	5/196 (2.6%)	0.2231
Additional efficacy secondary outcomes: Post hoc analysis
sSSI rate	9/204 (4.4%)	17/196 (8.7%)	0.0899
dSSI rate	0/204 (0)	2/194 (1.0%)	0.237
All-cause mortality rate	6 (2.8%)	10 (4.7%)	0.2939
Time to SSI (days)	8.0	5.0	0.0819
Surgical reintervention-any cause	9/206 (4.4%)	19/196 (9.7%)	0.0333
Incisional reintervention	0/204 (0)	4/194 (2.1%)	0.0556

Abbreviations: SSI, surgical site infection; sSSI, superficial incisional surgical site infection; dSSI, deep incisional surgical site infection; SOC, standard of care; D-PLEX, doxycycline-Polymer-Lipid Encapsulation matriX. P-values were calculated as follows: All-cause 30-day mortality rates were based on the Z test, days to SSI were based on the Wilcoxon Rank- Sum test. The rest of the parameters (categorical Yes/No variables) were based on either Cochran–Mantel–Haenszel test or the Fisher exact test.

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

We resumed recruitment into the SHIELD II trial in June 2023. As of March 6, 2024, approximately 120 patients were already enrolled. Unblinded interim analysis is planned to be conducted once approximately 400 patients complete their 30-day follow-up, which is expected mid-2024. Top-line results are expected in the second half of 2024.

In October 2019, we reported topline data from our Phase 2 clinical trial of D-PLEX100 for the prevention of SSIs in patients undergoing abdominal (soft tissue) surgery. Patients treated with D-PLEX100 and the SoC had a statistically significant reduction of 59% (p=0.0086) in deep or superficial incisional SSIs or mortality for any reason within 30 days of surgery, which was the primary endpoint for the trial, as compared to patients who received the SoC alone. In addition, there was a statistically significant difference (p=0.0290) in patient deaths within 60 days of surgery, with no deaths observed in the D-PLEX100 treatment arm, as compared to five deaths observed in the standard-of-care arm. In this trial, D-PLEX100 was observed to be generally well tolerated, with no confirmed drug-related serious adverse events, or SAEs, and did not increase wound healing impairment at the incision site as compared to the control arm.

In January 2018, we reported data from our Phase 1b/2 clinical trial of D-PLEX100 for the prevention of sternal SSIs after cardiac surgery. None of the 58 patients treated with D-PLEX100 and the SoC had a sternal infection within 90 days post-surgery, which was the primary endpoint of the trial, as compared to one patient in the group treated with the SoC alone, representing a 4.3% infection rate. In this trial, D-PLEX100 was observed to be generally well tolerated, with no drug-related SAEs and no drug-related wound healing issues at the incision site. The results of this trial were published in the Journal of Cardiac Surgery in October 2020.

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

We intend to seek approval of D-PLEX100 under Section 505(b)(2) of the Federal Food, Drug and Cosmetic Act, or FFDCA, which provides an abbreviated pathway for marketing approval by the FDA in the United States, and will seek approval under the comparable hybrid application pathway in the EU. Such abbreviated approval pathways may not lead to a faster development or review process compared to traditional approval pathways and do not increase the likelihood that D-PLEX100 will receive regulatory approval in the United States or the EU. We received three QIDP designations from the FDA for D-PLEX100 for the prevention of post-abdominal surgery incisional infection, for the prevention of sternal wound infection post-cardiac surgery, and for prevention of post-colorectal SSIs. The QIDP designation from the FDA confers, among other benefits, a five-year extension to any period of non-patent exclusivity awarded upon approval, such as a three-year period of exclusivity for new clinical investigations of previously approved products, which we expect for D-PLEX100, if approved. Additionally, in November 2018 we received Fast Track Designation from the FDA for D-PLEX100 for topical use for the prevention of sternal infections post-cardiac surgery, in July 2020, for the prevention of post-abdominal surgery incisional infections and in September 2021 for prevention of post-colorectal SSIs. Fast Track Designation could potentially expedite the FDA’s review of D-PLEX100 and enables early and frequent communication with the FDA as we continue to generate data from our ongoing and planned clinical trials.

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

In Europe, on August 2, 2022, we entered into a license, distribution and supply agreement with Mercury Pharma Group Limited, under the trade name Advanz Pharma Holdings, or Advanz, pursuant to which we granted the exclusive right to Advanz to market, advertise, promote, distribute, offer for sale, sell and import our product D-PLEX100 for the prevention of (i) post abdominal surgery incisional infection and/or (ii) post cardiac surgery sternal infection in the EEA and the United Kingdom. The term of the license is until the later of December 31, 2035, or 10 years after the first commercial sale of D-PLEX100. The license is also terminable by either party under certain limited circumstances.

Under the terms of the agreement, we received an upfront payment immediately upon signing and are entitled to additional development-related milestones for a total of up to €23 million (approximately $24.8 million) as follows: upfront payment of €2.5 million (approximately $2.6 million), up to €12.25 million (approximately $13.2 million) contingent upon positive top-line results of our SHIELD I Phase 3 study and additional development-related milestones of up to €8.25 million (approximately $8.9 million). Upon commercialization, we will receive up to €87 million (approximately $94 million) in sales-related milestones. In addition, we will also supply D-PLEX100 to Advanz for a transfer price and will be entitled to royalties on net sales in double-digit percentages of up to mid-twenties.

In September 2022, we received confirmation from the EMA that D-PLEX100 is eligible for submission of a MAA in the EU under the EMA’s centralized procedure. The centralized process eligibility is granted to D-PLEX100 under the Therapeutic Innovation criteria which underscores that D-PLEX100 potentially provides a new alternative to patients in preventing post abdominal SSIs.

In addition to our lead program D-PLEX100, our pipeline includes an early-stage oncology program, OncoPLEX, PolyPid’s lead intra-tumoral cancer therapy drug candidate. OncoPLEX utilizes our PLEX technology to provide controlled local exposure to docetaxel, one of the most widely used chemotherapy agents, directly at the tumor site for several weeks. OncoPLEX may be used as an adjuvant and applied at the intra-operative setting post-tumor resection to potentially reduce local tumor reoccurrence, the potential spreading of cancer cells, and ultimately improve the overall survival rate of cancer patients. OncoPLEX may also be used as a neoadjuvant and injected directly into the tumor to potentially reduce tumor volume and improve survival. Local delivery of drugs directly into the tumor site, especially in difficult to access tumors such as in the brain, may significantly improve the clinical outcome. The OncoPLEX intra-tumoral cancer therapy program has been evaluated successfully in various animal tumor models, both as adjuvant and neoadjuvant, including murine colon carcinoma, melanoma and glioblastoma animal models. We are currently finalizing CMC processes for OncoPLEX as we continue our efforts to begin clinical development. The intratumoral injection of the PLEX platform could be used as an interventional oncology treatment with additional chemotherapies or other types of molecules, such as antibodies, bispecific antibodies and nucleic acids.

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

We continue to invest in our state-of-the-art, sterile manufacturing facility that is cGMP certified by the Israeli Ministry of Health, or IMOH, and inspected by an EU-qualified person enabling cGMP manufacturing of D-PLEX100 for our SHIELD II trial. We have recently successfully completed the expansion of our manufacturing capabilities and finalized the commercial process validation. We intend to use this manufacturing capacity as the basis to build a fully integrated biopharmaceutical company, supported by our in-house research and development and regulatory team and our anticipated commercial infrastructure. In September 2023, the IMOH completed a GMP audit of our manufacturing facility without any critical or major findings. The audit was conducted as part of IMOH’s routine evaluation of our manufacturing process for D-PLEX100. The audit concluded that our manufacturing facility, process and quality systems conform to the requirements of cGMP for medicinal products. This audit is also valid for Europe under the provisions of the Agreement on Conformity Assessment and Acceptance of industrial products, or ACAA, between the EU and Israel. On September 2023 we also successfully completed the production of three process validation batches of D-PLEX100 which have started a stability program. This successful production process validation completes a substantial requirement toward our planned submission of D-PLEX100’s NDA and MAA regulatory filings.

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

As of March 6, 2024, we have 153 issued patents, including utility and composition of matter patents. Additionally, we have two patent applications that have been allowed in the United States and the Philippines, and 19 pending patent applications in the United States, Australia, Brazil, Canada, China, Europe, Hong-Kong, Israel, Japan, Mexico, New Zealand, Singapore, South Korea and Thailand. Our issued patents expire between 2029 and 2035.

State-of-the-Art Manufacturing Facility

We currently lease approximately 22,000 square foot, state-of-the-art, sterile manufacturing facility in Israel to enhance supply chain control, increase our supply capacity and meet clinical demand for our ongoing and planned clinical trials of D-PLEX100, as well as for initial commercial demand if D-PLEX100 is approved and for manufacturing additional potential future PLEX products. The facility is designed to comply with the FDA’s current good manufacturing practice, or cGMP, regulations, and EMA regulations. In 2019, the facility was cGMP certified by the IMOH and inspected by an EU-qualified person, enabling cGMP manufacturing of D-PLEX100 for our ongoing and planned clinical trials of D-PLEX100. The manufacturing process was scaled up to increase our commercial supply capacity to meet the expected market demand for at least 48 months from product launch. In September 2023, the IMOH completed a GMP audit of our manufacturing facility without any critical or major findings. The audit was conducted as part of IMOH’s routine evaluation of our manufacturing process for D-PLEX100. The audit concluded that our manufacturing facility, process and quality system conform to the requirements of cGMP for medicinal products. This audit is also valid for Europe under the provisions of the ACAA between the EU and Israel.

Our Strategy

Our goal is to leverage our PLEX technology to develop and commercialize a pipeline of potentially transformative therapies for the local and prolonged delivery of drugs to address diseases with high unmet medical needs. The key elements of our strategy are as follows:

●

Successfully complete clinical development of D-PLEX100 for the prevention of SSIs. We currently recruit patients under our SHIELD II trial for the prevention of SSIs in patients undergoing abdominal colorectal surgery with large incisions. As of March 6, 2024, approximately 120 patients were already enrolled. Unblinded interim analysis is planned to be conducted once approximately 400 patients complete their 30-day follow-up, which is expected mid-2024. Top-line results are expected in the second half of 2024. We intend to pursue a broad label for D-PLEX100 for the prevention of SSIs, the scope of which will depend on the clinical data generated from our clinical trials and discussions with the FDA and the EMA. We may also seek regulatory approval of D-PLEX100 outside of the United States and Europe.

●	Pursue expedited regulatory pathways for our product candidates. We are pursuing expedited pathways to approval for our portfolio of product candidates. PLEX is paired with unmodified FDA- and/or EMA-approved drugs with established clinical safety, efficacy and tolerability. Additionally, the polymers and lipids that we use in PLEX have been used in other medical products that have been approved by the FDA and/or the EMA. Accordingly, we will pursue expedited clinical development and make regulatory submissions for our product candidates, including D-PLEX100, that allow us to rely in part on previous findings of safety and efficacy for the API, including the Section 505(b)(2) approval pathway in the United States and the comparable hybrid application pathway in the EU. Further, D-PLEX100 has received three QIDP designations from the FDA for the prevention of post-abdominal surgery incisional infection, for the prevention of sternal wound infection post-cardiac surgery and for prevention of post-colorectal SSIs, which will provide an increased level of communication with the FDA during the development process. We also received the FDA’s Fast Track Designation for D-PLEX100 for topical use for the prevention of post-cardiac surgery sternal infections in November 2018, in July 2020 for the prevention of post abdominal surgery incisional infections and in September 2021 for prevention of post-colorectal SSIs, which could potentially expedite the FDA’s review of our NDA. We obtained breakthrough therapy designation in November 2020 for D-PLEX100 for the prevention of SSIs in patients undergoing elective colorectal surgery.

●	Execute on our go-to-market commercial strategy. If approved, we intend to launch D-PLEX100, and other future product candidates worldwide through partnerships. We believe that partnering with leading pharmaceutical companies focusing on hospital business will be instrumental to maximize our commercial success and launch of any approved products, as we did with the agreement signed with Advanz in August 2022 for the exclusive license, distribution and supply D-PLEX100 in the EEA and the United Kingdom. In the United States, we believe that the cost-effectiveness and potential clinical benefits of D-PLEX100 will support its commercial launch under existing Medicare rates given the associated mortality, morbidity and cost burden of SSIs and the associated penalties imposed on hospital reimbursement from the CMS. In addition, we believe that there may be opportunities for reimbursement for D-PLEX100 under CMS’s New Technology Add-on Payment program.

●	Expand our product pipeline for additional indications using our PLEX technology. In addition to the development of D-PLEX100 for the prevention of SSIs and OncoPLEX for intra-tumoral treatment of solid tumors, PLEX has the potential for the prevention or treatment of other important, localized medical conditions. We intend to maximize the commercial potential of PLEX by exploring these additional indications, either independently or through collaborations with other biopharmaceutical companies.

●	Pursue research collaborations with biopharmaceutical companies. We believe that our PLEX technology can be paired with a wide variety of marketed drugs or product candidates, including small molecules, peptides, antibodies and nucleic acid-based drugs. Many leading biopharmaceutical companies have marketed drugs or product candidates in development that have limited efficacy or safety due to systemic delivery and owing to potentially poor drug penetration from the blood stream into the needed organ or other target tissues, or viability for systemic administration due to instability, toxicity and cost. Pairing these drugs or product candidates with PLEX has the potential to address these limitations and potentially extend the drug’s clinical benefit and lifecycle before and after patent expiration.

●	Build a fully integrated biopharmaceutical company utilizing our manufacturing facility. Our state-of-the-art, sterile manufacturing facility is cGMP certified by the IMOH and inspected by a European Union-qualified person, enabling cGMP manufacturing of D-PLEX100 for our ongoing and planned clinical trials in the United States, Europe and Israel. In September 2023, the IMOH completed a GMP audit of our manufacturing facility without any critical or major findings. The audit was conducted as part of IMOH’s routine evaluation of our manufacturing process for D-PLEX100. The audit concluded that our manufacturing facility, process and quality system conform to the requirements of cGMP for medicinal products. This audit is also valid for Europe under the provisions of the ACAA between the EU and Israel. Our manufacturing facility will serve to enhance supply chain processes, increase our supply capacity and meet clinical demand for our ongoing and planned clinical trials of D-PLEX100. We estimate that our facility will meet commercial demand for at least the first 48 months following a commercial launch of D-PLEX100, if approved. We intend to use this capacity as the basis to build a fully integrated biopharmaceutical company, supported by our in-house research and development and regulatory team and our anticipated commercial infrastructure. If necessary to meet further commercial demand in the future, we may expand our manufacturing capabilities or employ third-party contract manufacturing organizations.

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

We believe PLEX has a number of key design benefits:

●	Constant, predetermined drug release rates over prolonged periods. PLEX enables the pre-designed constant local release of active medication over a customizable, predetermined period to optimize the drug’s clinical impact. This localized, targeted delivery is designed to generate effective and non-toxic concentration of the medications to reach clinical benefits not attainable by the systemic route. The release rate and period can be customized to range from a few days to several months based on the number of layers and the disintegration rate of the layers, as illustrated below:

●	Direct access to, and penetration of, difficult-to-reach tissue. Application of our PLEX product candidates may provide long lasting treatment even in challenging medical conditions or in tissues that are not easily or safely accessible using systemic or topical modalities. This includes surgical sites or other tissues with limited or interrupted blood supply.

●	Anchored to the treatment site. Due to their particle mass, our product PLEX based candidates remain anchored at the intended treatment site and have not been observed to move or migrate once applied.

●	Potential for improved drug safety profile. Our PLEX product candidates use only a fraction of the drug required in systemic administrations of currently marketed therapies. Furthermore, the drugs in PLEX based products are physically embedded to minimize their exposure to body fluids. Through controlled release, PLEX is designed to generate local drug concentrations that are therapeutically effective but not toxic.

●	No chemical modification required to the embedded drug. PLEX embedding does not require any chemical modifications to the drug, which we believe will streamline our development process by allowing us to rely in part on prior studies of safety and efficacy and maintain the already proven mechanism of action.

●	Biocompatible. The PLEX matrix gradually disintegrates in the body at predetermined rates, eliminating the need for additional medical procedures to remove the medication reservoir once depleted.

●	Easy to use. D-PLEX100 is supplied as a sterile powder that can be administered locally as a powder or paste during surgery directly to a variety of tissues and solid organs, as illustrated below. No additional training is required for the surgeon or medical provider.

●	Broad potential applicability. Because PLEX is designed to be agnostic to the nature and size of the underlying drug, and no chemical bonds develop between the embedded medication and the PLEX components, we believe PLEX can be used for the improvement of a wide variety of medicines, including small molecules, peptides, proteins and other nucleic acids-based drugs. In our research and development programs, we have paired PLEX with small molecules, proteins, antibodies, peptides, nucleic acids-based drugs and growth factors.

●	Efficient and scalable manufacturing process. Our PLEX product candidates are manufactured using a scalable process with well-defined operations. We believe that this highly specialized and precisely controlled manufacturing process enables us to manufacture product candidates reproducibly and efficiently for clinical and commercial applications.

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

D-PLEX100 is designed to prevent SSIs by releasing doxycycline locally to the surgical site at predetermined release rates and durations for thirty days. The plasma concentration of doxycycline following treatment with D-PLEX100 is lower than the plasma concentration following the commonly used daily dose of orally administered doxycycline. We believe that this prolonged delivery following a single administration and subsequent high local concentrations of the antibiotic supersedes any existing antibiotic delivery system, and as such may offer advantages over systemic treatments in the prevention of SSIs, including against many antibiotic-resistant bacterial strains. We believe that, by combining doxycycline with PLEX, D-PLEX100 has the potential to overcome these limitations and deliver significant advantages in the prevention of SSIs, including:

●	localized, targeted delivery of an antibiotic at therapeutically effective concentrations for thirty days;

●	significantly lower amounts of drug required, which may improve safety and reduce overall toxicity and adverse side effects due to lower systemic exposure;

●	applicability to a wide range of bacteria strains that are considered resistant to commonly used antibiotics, including vancomycin-resistant bacteria, MRSA and doxycycline-resistant bacteria;

●	increased penetration and access to the site of infection;

●	simplicity of administration during surgery that requires no additional training;

●	biodegradability of the PLEX components, such that no further procedures are required to remove the delivery system;

●	minimized undesirable changes to the patient’s microbiome; and

●	improved patient compliance.

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

The Burdens of SSIs

HAIs are infections that patients acquire when receiving medical treatment in a healthcare facility. According to the WHO, HAIs are the most frequent adverse event affecting patient safety worldwide. SSIs are the most common HAI in the United States and occur in approximately 2% to 5% of all patients undergoing inpatient surgery worldwide despite accepted antibiotic strategies intended to prevent infection. However, these figures are likely underestimated for a number of reasons, including surgeon underreporting and negative reimbursement implications, and because approximately 50% of SSIs become evident only after a patient has been discharged. Further, the incidence and morbidity of SSIs may differ based on the surgical procedure performed and underlying patient risk factors, with for instance high SSI rates in abdominal colorectal surgeries.

SSIs prolong patient recovery and cause a substantial increase in the clinical and economic burdens of surgery, due to longer hospital stays, as well as increased costs related to diagnostic tests and management of the infection. Certain patients may require readmission, subsequent surgeries and other interventions, as well as further outpatient care, due to SSIs. According to the WHO, SSIs account for an estimated $10 billion of incremental hospital costs per year in the United States and €11 billion per year in the EU. Directly attributable costs of SSIs range from approximately $11,000 to $26,000 per infection. In more complex infections involving a prosthetic joint or an antimicrobial-resistant organism, the costs per case can exceed $90,000. SSIs are associated with approximately seven to eleven additional post-operative hospital days, and patients with an SSI have a two to eleven times increased risk of death compared to infection-free patients. Following discharge from the hospital, SSI patients may also require healthcare from other community care services, further contributing to the overall economic burden of the infection. The CDC estimates that the financial costs of treating SSIs will continue to increase, both because more surgeries are being performed and because surgical patients present with increasingly complex comorbidities. Moreover, in the United States, CMS tracks SSI rates, particularly those following hysterectomies and colorectal resection surgeries, and are increasingly using these statistics to deny reimbursement claims for certain SSIs or reduce total annual CMS payments for hospitals that CMS deems to not meet certain quality metrics for the prevention of infection. CMS also publishes the SSI incidence rate for hospitals, and, consequently, hospitals have economic and reputational, in addition to human, incentives to prevent SSIs.

Figure 4: Our Initial Focus: Enhancing Post-Operative SSI Prevention

Figure 5: Key CMS Programs are Strong Drivers for D-PLEX100

Despite the high incidence of SSIs, a large proportion of SSIs are estimated to be preventable with the use of evidence-based measures. Still, the prevention of SSIs is complex and requires the implementation of a large range of prevention and treatment approaches before, during and after surgery, which renders it difficult to apply in practice. Most significantly, the WHO, CDC and other health organizations recommend the use of prophylactic systemic antibiotics prior to surgery to help prevent SSIs; however, SSIs remain a substantial cause of morbidity, prolonged hospitalization, and mortality. Prophylactic systemic antibiotics also comes with the risk of further development of antibiotic-resistant bacteria. Prophylactic systemic antibiotics may provide adequate serum and tissue concentrations to protect from microbial contamination during the intraoperative period but have limited local bioavailability at the target tissue after the skin incision is closed. Attempts to prolong systemic antibiotic exposure after surgical closure via repeated dosing are ineffective and have been associated with increased adverse events. This is likely due to a combination of vasoconstriction, thrombosis, and the inflammatory response at the wound site, which altogether lead to wound tissue isolation from the vascular system and render additional systemic antibiotics ineffective. An alternative approach may be administering antibiotics locally, which can be released directly at the surgical site for a prolonged period, just before incision closure in the operating room.

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

For example, in our Phase 1b/2 clinical trial of D-PLEX100 for the prevention of sternal SSIs after cardiac surgery, we observed that patients treated with D-PLEX100 plus the SoC had a 67% reduction in sternal wound discharge within 90 days post-surgery, as compared to the control arm. We also conducted a post-hoc analysis, which showed an 85% reduction in patients who were treated with intravenous antibiotics due to sternum wound discharge within 90 days post-surgery, as compared to the control arm.

We intend to complete pivotal Phase 3 trial in abdominal (soft tissue). In such trial, we plan to evaluate health economic outcomes in order to generate further evidence to potentially support approval by the FDA and EMA and, if D-PLEX100 is approved, broad adoption among healthcare providers and third-party payors. We intend to further support any such data with publications and post-marketing studies.

Our D-PLEX100 Market Opportunity

We are initially focused on developing D-PLEX100 for the prevention of SSIs, where we believe there is a high unmet medical need, especially in surgeries that are at high-risk for infection or infection-related complications. Further, patients with co-morbidities, including those who are diabetic, obese, smokers, immunocompromised, aged 60 or over and those who are undergoing surgeries with a longer duration or a lengthy surgical incision, are particularly at risk for SSI-related complications, even if they are not undergoing high-risk surgeries. We believe that D-PLEX100, if approved, also has the potential to address the needs of these patients with increased SSI risk factors.

SSIs in Soft Tissue Surgeries

SSIs are one of the most frequent complications in abdominal surgeries, and they represent a significant cause of mortality and morbidity. SSIs occur in approximately 5% to 30% of soft tissue surgeries, including approximately 10% to 15% of open abdominal surgeries, which represent the majority of the “Selected Gastrointestinal Surgeries” below. Patients undergoing colorectal surgeries are at particularly high risk of developing SSIs because of the high risk of additional bacterial contamination originating from the operated gastrointestinal organs. Abdominal SSIs are associated with an average of 7-11 additional post-operative hospital days. Patients undergoing abdominal surgery and that are subjected to an SSI are at greater risk of additional complications such as hernias, which can significantly affect health outcomes and require additional corrective surgery.

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

Clinical Development of D-PLEX100

Completed Clinical Trials of D-PLEX100 for the Prevention of SSIs

Phase 2 Clinical Trial for D-PLEX100 in the Prevention of SSIs after Abdominal (Soft Tissue) Surgery

In October 2019, we reported topline data from our Phase 2 clinical trial of D-PLEX100 for the prevention of superficial and deep incisional SSIs after elective abdominal colon surgery involving resection. This prospective, multicenter, randomized, controlled, single-blind, two-arm clinical trial of 201 patients assessed the safety and efficacy of D-PLEX100 with the SoC, a prophylactic antibiotic administered intravenously prior to surgery, compared to a SoC control arm. The primary endpoint was the combination of incisional SSIs and mortality rate as measured by the number and proportion of subjects with either an SSI event, as determined by a blinded and independent adjudication committee, or mortality for any reason within 30 days post-surgery. All subjects were followed 60 days post-surgery for the assessment of safety.

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

Patients treated with D-PLEX100 had a statistically significant reduction of 59% (p=0.0086) in deep or superficial incisional SSIs or mortality for any reason within 30 days of surgery, which was the primary endpoint for the trial, as compared to patients who received the SoC as illustrated below.

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

In addition, in the 179 patients who completed the trial without any major protocol deviations, patients treated with D-PLEX100 achieved a statistically significant reduction of 69% (p=0.0024) in the primary endpoint events of deep or superficial incisional SSIs or mortality for any reason within 30 days of surgery as compared to patients who received the SoC, as illustrated below. Two patients in the control arm developed deep SSIs, as compared to no patients in the treatment arm.

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

The first part was an open label, single arm trial of 20 patients who received D-PLEX100 together with the SoC, which generally consists of a systemic antibiotic given within one hour prior to surgery. Based on feedback from the FDA, the second part of the clinical trial was designed as a randomized and single-blinded trial of 61 patients, divided in a two-to-one ratio between treatment and control arms. This trial was not powered for statistical significance. One arm received D-PLEX100 and the SoC, and the second arm received the SoC alone. One patient randomized to the standard-of-care arm received D-PLEX100, and two patients randomized to the D-PLEX100 treatment group did not receive the study drug.

None of the 58 patients treated with D-PLEX100 and the SoC had a sternal infection within 90 days post-surgery, which was the primary endpoint of the trial, as compared to one patient in the group treated with the SoC alone, representing 4.3% infection rate. According to recent literature, the expected infection rate for patients receiving the SoC alone is 5% to 8%.

In patients treated with D-PLEX100 plus the SoC, we observed a 67% reduction in the number of patients with sternal wound discharge within 90 days post-surgery, as compared to the control arm. We also conducted a post-hoc analysis, which showed an 85% reduction in patients who were treated with intravenous antibiotics due to sternum wound discharge within 90 days post-surgery, as compared to the control arm.

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

Phase 3 Clinical Trials of D-PLEX100

Phase 3 Clinical Trial for the Prevention of SSIs after Abdominal (Soft Tissue) Surgery

Following our end of Phase 2 meeting with the FDA in February 2020, we initiated two Phase 3 clinical trials of D-PLEX100 for the prevention of SSIs after abdominal (soft tissue) surgery. In May 2021, the FDA agreed in a Type B meeting that a single pivotal Phase 3 study is sufficient, provided the study results are adequate, for potential approval of a D-PLEX100 NDA for the prevention of SSIs in colorectal surgery. We initiated the first Phase 3 trial (SHIELD I) in this indication in Israel in the third quarter of 2020, with additional sites in the United States and Europe. We also initiated the second Phase 3 trial (SHIELD II) in December 2020. Both trials are designed to be prospective, multinational, multicenter, randomized, controlled, two-arm, double-blinded trials to evaluate the efficacy and safety of D-PLEX100 in combination with the SoC, which includes a prophylactic antibiotic administered prior to surgery, in patients aged 18 years and older at screening, undergoing an elective colorectal surgery involving colon or rectal resection and with at least one incision measuring greater than 7 centimeters (SHIELD II) or greater than 10 centimeter (SHIELD I).

In September 2022, we announced top-line results from the SHIELD I Phase 3 study of D-PLEX100. SHIELD I was a prospective, multinational, randomized, double-blind Phase 3 trial designed to assess the efficacy and safety of D-PLEX100 administered concomitantly with SoC compared to a SoC alone arm, in the prevention of post-abdominal surgery incisional infection. The primary endpoint of the trial was the combination of incisional SSIs and mortality as measured by the proportion of subjects with either an SSI event, as determined by a blinded and independent adjudication committee, re-interventions due to SSIs or mortality for any reason within 30 days post-surgery. A total of 977 patients were randomized into the study, consisting of 488 subjects in the D-PLEX100 treatment arm and 489 patients in the control arm. SHIELD I study did not achieve its primary endpoint of reduction in SSIs, re-interventions due to SSIs and mortality: in the ITT population, the local administration of D-PLEX100 and SoC (n=485) resulted in a decrease in the primary endpoint of 23 percent compared to SoC alone (n=489) (p=0.1520). That said, in a pre-specified subgroup ITT analysis requested by the FDA of a total of 423 subjects with large incisions (>20 centimeters), the local administration of D-PLEX100 resulted in a significant reduction of 54 percent in the primary endpoint, compared to SoC alone (p=0.0032). Within the first 30 days post-surgery, SSIs decreased from 9.7% in the SoC treatment arm (n=211), as compared to 4.4% in the D-PLEX100 treatment arm (n=212). In addition, SHIELD I study also showed a 34% reduction in the primary endpoint in patients with one or more personal risk factors (post hoc analysis; p=0.047; n=680) compared to SoC. Together, these results suggest potential prophylactic efficacy when D-PLEX is administered concomitantly with systemic antibacterial prophylaxis in patients with increased SSI risk factors, whether procedural or patient-specific comorbidities. Patients with either of these risk profiles are readily identifiable by the surgeon in the pre- and intra-operative periods, offering the option to apply D-PLEX100 after fascial closure but before skin closure. The SHIELD I study demonstrated a good safety profile of D-PLEX100: the overall incidence of TEAEs was similar between study arms with numerically lower incidences of severe and serious TEAEs, and any TEAEs requiring surgical reinterventions in the D-PLEX arm compared to the SoC arm.

In November 2022, we provided the FDA with available data from the SHIELD I study as part of a Type D meeting request. Following positive Type D meeting communication with the FDA which took place in January 2023 on the SHIELD I Phase 3 data, we have a clear regulatory pathway toward a potential NDA submission. Based on the data, particularly the 54% reduction observed in the primary endpoint in complex surgeries in a pre-specified subgroup analysis of patients with large open incisions compared to SoC (p=0.0032, n=423), the FDA acknowledged that the SHIELD I results may provide supportive evidence on this population and recommended that we conduct an additional study to support a potential NDA submission. The FDA stated that the ongoing SHIELD II study, which as of the date of the Type D meeting communication, had enrolled over 200 patients, including approximately 40 patients with the appropriate large open surgical incisions, could potentially serve as such a study. The FDA also recognized that D-PLEX100’s proposed indication is for the prevention of infection and has the potential for wide use.

In March 2023, we received feedback in a national scientific advice meeting from the Swedish MPA similar to the Type D meeting feedback previously received from the FDA.
Swedish MPA recommended that we confirm the results with an additional Phase 3 study to support a MAA submission and confirmed that clinical safety data obtained to date in abdominal surgery studies is sufficient for a MAA submission.

In May 2023, the FDA agreed to our SHIELD II Phase 3 trial design. SHIELD II is a prospective, multinational, randomized, double blind Phase 3 trial designed to assess the efficacy and safety of D-PLEX100 administered concomitantly with SoC, compared to SoC alone arm, in the prevention of post abdominal-surgery incisional infection in patients undergoing surgeries with incisions greater than 20 cm. The primary endpoint of the trial is measured by the proportion of subjects with either an SSI event as determined by a blinded and independent adjudication committee, reintervention, or mortality for any reason within 30 days post-surgery. Patient safety will be monitored for an additional 30 days. The trial enrolls patients in centers in the United States, Europe and Israel.

We resumed recruitment of patients in SHIELD II in June 2023. As of March 6, 2024, approximately 120 patients were already recruited. Unblinded interim analysis is planned to be conducted once approximately 400 patients complete their 30-day follow-up, which is expected mid-2024. Top-line results are expected in the second half of 2024.

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

Additional Clinical Data in Support of D-PLEX100

We completed a clinical trial of the safety and efficacy of D-PLEX1000, a predecessor product candidate to D-PLEX100, for the prevention of infection in contaminated bone following open tibia fractures in 51 patients. Given that D-PLEX1000 is another product candidate from the D-PLEX family, we believe these clinical trial results may also be relevant to the clinical development profile of D-PLEX100. At the six-month follow-up period, patients treated with D-PLEX1000 with the SoC had no infections or infection-related bone morbidities, including non-union of the bone, following surgery, as compared to 11.1% of the patients treated only with the SoC. D-PLEX1000 was observed to be generally well tolerated, with no drug-related AEs.

We also conducted two pilot clinical trials of D-PLEX1000 in a total of 19 patients with infected open long bone fractures. In these trials, patients treated with D-PLEX1000 with the SoC had no bone infections at the treatment site in the six months following treatment. In contrast, according to recent literature the expected infection rate for patients receiving the SoC alone is 7% to 19%. Additionally, at the six-month follow up date, no deaths, amputations or drug-related SAEs were observed in the treatment arms.

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

In September 2021 we announced positive preclinical data of Intra-tumoral OncoPLEX in Brain Cancer. We identified brain tumors as the initial target indication for OncoPLEX because there is currently almost no meaningful chemotherapeutic treatment option for brain tumors, primarily due to the limited ability of chemical agents to penetrate the blood-brain barrier. Due to the localized and prolonged nature of OncoPLEX, we believe it will be highly beneficial compared to systemic treatments, as well as the currently available local treatment, in these devastating tumors that often cannot be fully resected surgically. OncoPLEX was evaluated for tumor growth and survival in two GBM animal models. Key results included:

●	OncoPLEX induced strong inhibition of tumor growth and recurrence in a partially resected human glioblastoma subcutaneous mouse model. A single local OncoPLEX application induced 98% tumor growth inhibition (day 41 post operation) compared to the untreated control (p<0.001), and 66% compared to multiple injections of systemic chemotherapy treatment arm (p=0.0165). The day 41 survival rate for OncoPLEX was much higher than the systemic treated mice, or untreated with 60%, 20%, and 10% survival, respectively.

●	OncoPLEX was also tested in a GBM brain rat model. OncoPLEX, applied locally next to the non-resected tumor in the brain, showed a 40% survival rate at day 23 following the beginning of treatment, as compared to a 0% survival rate in the standard systemic treatment arm (Temozolomide 33.5 mg/kg, 5 treatment days), the placebo arm (OncoPLEX without Docetaxel) and in the untreated control arm. Only OncoPLEX significantly enhanced the overall survival compared to both the placebo arm and to the untreated arm (p<0.02). Local application of OncoPLEX in a rat brain model showed good safety profile at the different doses studied.

●	Dose response was demonstrated for OncoPLEX in the different animal models.

We conducted in November 2021 a successful Pre-IND meeting with the FDA supporting a Phase 1/2 clinical trial of OncoPLEX as a potential part of first-line combination therapy for patients newly diagnosed with GBM.

In February 2024, we announced that we generated new preclinical data showing that OncoPLEX single intratumoral injection significantly reduced tumor growth and increased survival in two well established and commonly used tumor animal models: murine melanoma and murine colon carcinoma.

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

The current SoC for preventing SSIs involves the implementation of a range of treatment and prevention measures before, during and after surgery, including prophylactic antibiotic administration, antiseptic measures and wound care. We anticipate that D-PLEX100, if approved, could be used as a complementary part of many surgical protocols, rather than competitive, in addition to the current SoC for the prevention of SSIs. In addition, we are aware of other approved treatments that can be applied locally during or after surgery for the prevention of SSIs, including triclosan-coated antiseptic sutures, negative wound pressure therapy, the CleanCision wound retraction and protection system and a resorbable gentamicin-collagen sponge, which is approved in the EU and Canada. In orthopedic surgeries, we are aware of approved treatments for localized SSI prevention that pair bone cement or bone graft substitutes premixed with an antibiotic as developed by companies such as BoneSupport AB (STO: BONEX) or Biocomposites Ltd. Further, we are aware of prior clinical development of a vaccine against Staphylococcus aureus SSIs (Pfizer) that was halted due to lack of efficacy.

We may also face competition from companies that are developing localized extended release delivery systems, including, among others, Pacira Pharmaceuticals, Inc., Heron Therapeutics, Inc., Urogen Pharma Ltd. and LIDDS AB.

Manufacturing

Our PLEX product candidates are manufactured using a scalable self-assembly process with well-defined operations. This highly specialized and precisely controlled process enables us to manufacture product candidates consistently and efficiently for clinical and commercial applications. We have constructed a state-of-the-art, sterile manufacturing facility that is designed to be cGMP compliant for the production of our product candidates adjacent to our administrative headquarters in Petach Tikva, Israel. The manufacturing facility is cGMP certified by the IMOH and inspected by a European Union-qualified person, enabling cGMP manufacturing of D-PLEX100 for our ongoing and planned clinical trials of D-PLEX100.

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

In September 2023, the IMOH completed a GMP audit of our manufacturing facility without any critical or major findings. The audit was conducted as part of IMOH’s routine evaluation of our manufacturing process for D-PLEX100. The audit concluded that our manufacturing facility, process and quality system conform to the requirements of cGMP for medicinal products. This audit is also valid for Europe under the provisions of the ACAA between the EU and Israel.

Additionally, we rely on third parties as needed for the supply of certain raw materials necessary to manufacture our product candidates.

Marketing, Sales and Distribution

Given our current stage of development, we have limited internal marketing, sales and distribution capabilities. We have established a wholly-owned United States subsidiary, PolyPid Inc., a Delaware corporation with operations in New Jersey, to support our potential commercialization and business development efforts in the United States and our clinical development program. If approved, we intend to launch D-PLEX100, and other future product candidates, worldwide through partnerships. We believe that pursuing commercialization relationships, including strategic alliances and licensing, with leading pharmaceutical companies having hospital business equipped to market and sell our products through their well-developed sales, marketing and distribution organizations will be instrumental to maximize our commercial success and launch of any approved products. In the United States, we believe that the cost-effectiveness and potential clinical benefits of D-PLEX100 will support its commercial launch under existing Medicare rates given the associated mortality, morbidity and cost burden of SSIs and the associated penalties imposed on hospital reimbursement from the CMS. In addition, we believe that there may be opportunities for reimbursement for D-PLEX100 under CMS’s New Technology Add-on Payment program.

On August 2, 2022, we entered into a license, distribution and supply agreement with Advanz, pursuant to which we granted the exclusive right to Advanz to market, advertise, promote, distribute, offer for sale, sell and import our product D-PLEX100 for the prevention of (i) post abdominal surgery incisional infection and/or (ii) post cardiac surgery sternal infection in the EEA and the United Kingdom. The term of the license is until the later of December 31, 2035, or 10 years after the first commercial sale of D-PLEX100. The license is also terminable by either party under certain limited circumstances.

Under the terms of the agreement, we received an upfront payment immediately upon signing and are entitled to additional development-related milestones for a total of up to €23 million (approximately $24.8 million) as follows: upfront payment of €2.5 million (approximately $2.6 million), up to €12.25 million (approximately $13.2 million) contingent upon positive top-line results of our SHIELD I Phase 3 study and additional development-related milestones of up to €8.25 million (approximately $8.9 million). Upon commercialization, we will receive up to €87 million (approximately $94 million) in sales-related milestones. In addition, we will also supply D-PLEX100 to Advanz for a transfer price and will be entitled to royalties on net sales in double-digit percentages of up to mid-twenties.

In addition, we may out-license some or all of our patent rights to more than one party to achieve the fullest development, marketing and distribution of any products we develop.

Intellectual Property

Our patent estate includes patents and patent applications with claims directed to our PLEX technology platform, D-PLEX100 product candidate and claims for potential future product candidates. As of March 6, 2024, our patent estate includes 153 issued patents, including utility and composition of matter patents, two allowed patent applications, 19 pending patent applications for our product candidates and methods of treatment.

Our patents and patent applications primarily relate to a polymer-lipid-based platform for sustained release of an active pharmaceutical agent at a target site. We have 36 issued patents in various countries worldwide related to compositions for sustained release of an API, including a lipid-saturated matrix formed from a biodegradable polymer, as well as methods for producing such compositions and methods of treatment through the use of such compositions. We also have 18 issued patents in various countries worldwide related to compositions for sustained release of an API including a lipid-saturated matrix formed from a non-biodegradable polymer, as well as methods for producing such compositions and methods of treatment through the use of such compositions. We also have 12 issued patents in various countries worldwide related to compositions for sustained release of a nucleic agent including a lipid-saturated matrix formed from a biodegradable polymer, as well as methods for producing such compositions and methods of treatment through the use of such compositions. We also have an issued Australian patent related to compositions for sustained release of peptidic molecules, as well as methods for producing such compositions and methods of treatment through the use of such compositions. We also have 26 issued patents and one pending patent application in various countries worldwide related to methods for treating bone fractures through the use of biocompatible fillers coated with sustained release antibiotic compositions, along with 17 issued patents in various countries worldwide related to methods for treating peri-implantitis and 43 issued patents, two allowed and five pending patent applications in various countries worldwide related to methods for preventing and treating SSIs through similar processes. We also have 13 pending patent applications related to compositions and methods for the treatment of solid tumors. Our patent estate includes 11 issued United States patents as well as issued patents and/or pending patent applications in Australia, Brazil, Canada, China, the Eurasian Patent Organization, the European Patent Office, Hong-Kong, India, Israel, Japan, Mexico, New Zealand, the Philippines, Singapore, South Africa, South Korea, Thailand and the United States. Our issued patents are expected to remain in effect between 2029 and 2035.

In addition to patents, we have eight registered trademarks. “BonyPid” is registered in the European Union Intellectual Property Office and in Israel. “PolyPid” is registered in the United States, Israel, China and in the following European Union countries: Benelux, France, Germany, Spain, Austria, Italy, the United Kingdom, Ireland and Portugal. “Bacfenssi” is registered in the United States, the European Union Intellectual Property Office, Great Britain, Switzerland, Iceland, Liechtenstein, Norway, China, Israel and Russia. “Opzifend” which is registered in the United States, the European Union Intellectual Property Office, Great Britain, Switzerland, Iceland, Liechtenstein, Norway, China and Israel. “Ssisurg”, “Elyfssi” and “Bacyssio” are registered in Israel. “Baczenssi” which is registered in Great Britain and pending in the European Union Intellectual Property Office. Furthermore, we rely upon trade secrets, know-how and continuing technological innovation to develop and maintain our competitive position.

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

There have been executive, judicial and Congressional challenges to certain aspects of the ACA. For example, on June 17, 2021, the U.S. Supreme Court dismissed a challenge on procedural grounds that argued the ACA is unconstitutional in its entirety because the “individual mandate” was repealed by Congress. Further, on August 16, 2022, President Biden signed the IRA into law, which among other things, extends enhanced subsidies for individuals purchasing health insurance coverage in ACA marketplaces through plan year 2025. The IRA also eliminates the “donut hole” under the Medicare Part D program beginning in 2025 by significantly lowering the beneficiary maximum out-of-pocket cost and creating a new manufacturer discount program. It is possible that the ACA will be subject to judicial or Congressional challenges in the future. It is unclear how any such challenges and the healthcare reform measures of the Biden administration will impact the ACA and our business.

Other legislative changes have been proposed and adopted in the United States since the ACA was enacted. In August 2011, the Budget Control Act of 2011, among other things, included aggregate reductions of Medicare payments to providers of 2.0% per fiscal year, which went into effect in April 2013, and due to subsequent legislative amendments, including the BBA, will remain in effect until 2032, unless additional U.S. Congressional action is taken. In addition, in January 2013, President Obama signed into law the American Taxpayer Relief Act of 2012, which, among other things, reduced Medicare payments to several categories of healthcare providers and increased the statute of limitations period for the government to recover overpayments to providers from three to five years. Additionally, the Medicare Access and CHIP Reauthorization Act of 2015, or MACRA, ended the use of the statutory formula for clinician payment and established a quality payment incentive program, also referred to as the Quality Payment Program. This program provides clinicians with two ways to participate, including through the Advanced Alternative Payment Models, or APMs, and the Merit-based Incentive Payment System, or MIPS. Under both APMs and MIPS, performance data collected each performance year will affect Medicare payments in later years, including potentially reducing payments. At this time, the full impact to overall physician reimbursement as a result of the introduction of the Quality Payment Program remains unclear. Any reduction in reimbursement from Medicare or other government programs may result in a similar reduction in payments from private payors. Congress is considering additional health reform measures.

In addition, there has been particular and increasing legislative and enforcement interest in the United States with respect to drug pricing practices in recent years, particularly with respect to drugs that have been subject to relatively large price increases over relatively short time periods. Specifically, there have been several recent U.S. Presidential executive orders, Congressional inquiries and proposed and enacted federal and state legislation designed to, among other things, bring more transparency to product pricing, review the relationship between pricing and manufacturer patient programs, reduce the cost of prescription drugs under Medicare and reform government program reimbursement methodologies for pharmaceutical products. For example, in July 2021, the Biden administration released an executive order, “Promoting Competition in the American Economy,” with multiple provisions aimed at prescription drugs. In response to President Biden’s executive order, on September 9, 2021, HHS released a Comprehensive Plan for Addressing High Drug Prices that outlines principles for drug pricing reform and sets out a variety of potential legislative policies that Congress could pursue as well as potential administrative actions HHS can take to advance these principles. Further, the IRA, among other things (i) directs HHS to negotiate the price of certain high-expenditure, single-source drugs and biologics covered under Medicare and (ii) imposes rebates under Medicare Part B and Medicare Part D to penalize price increases that outpace inflation. These provisions took effect progressively starting in fiscal year 2023. On August 29, 2023, HHS announced the list of the first ten drugs that will be subject to price negotiations, although the Medicare drug price negotiation program is currently subject to legal challenges. Further in response to the Biden administration’s October 2022 executive order, on February 14, 2023, HHS released a report outlining three new models for testing by the CMS Innovation Center which will be evaluated on their ability to lower the cost of drugs, promote accessibility, and improve quality of care. It is unclear whether the models will be utilized in any health reform measures in the future. Further, on December 7, 2023, the Biden administration announced an initiative to control the price of prescription drugs through the use of march-in rights under the Bayh-Dole Act. On December 8, 2023, the National Institute of Standards and Technology published for comment a Draft Interagency Guidance Framework for Considering the Exercise of March-In Rights which for the first time includes the price of a product as one factor an agency can use when deciding to exercise march-in rights. While march-in rights have not previously been exercised, it is uncertain if that will continue under the new framework. In addition, individual states in the United States have become increasingly active in passing legislation and implementing regulations designed to control pharmaceutical product pricing, including price or patient reimbursement constraints, discounts, restrictions on certain product access and marketing cost disclosure and transparency measures, and, in some cases, designed to encourage importation from other countries and bulk purchasing. For example, on January 5, 2024, the FDA approved Florida’s Section 804 Importation Program (SIP) proposal to import certain drugs from Canada for specific state healthcare programs. It is unclear how this program will be implemented, including which drugs will be chosen, and whether it will be subject to legal challenges in the United States or Canada. Other states have also submitted SIP proposals that are pending review by the FDA. Any such approved importation plans, when implemented, may result in lower drug prices for products covered by those programs. In the future, there will likely continue to be proposals relating to the reform of the U.S. healthcare system, some of which could further limit coverage and reimbursement of products.

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

In order to market our future products in the EEA (which is comprised of the 27 Member States of the EU plus Norway, Iceland and Liechtenstein) and many other foreign jurisdictions, we must obtain separate regulatory approvals. More concretely, in the EEA, medicinal products can only be commercialized after obtaining a Marketing Authorization, or MA. There are two types of marketing authorizations:

●	the Community MA, which is issued by the European Commission through the Centralized Procedure, based on the opinion of the Committee for Medicinal Products for Human Use of the EMA, and which is valid throughout the entire territory of the EEA. The Centralized Procedure is mandatory for certain types of products, such as biotechnology medicinal products, orphan medicinal products and medicinal products indicated for the treatment of AIDS, cancer, neurodegenerative disorders, diabetes, auto-immune and viral diseases. The Centralized Procedure is optional for products containing a new active substance not yet authorized in the EEA, or for products that constitute a significant therapeutic, scientific or technical innovation or which are in the interest of public health in the EU; and

●	National MAs, which are issued by the competent authorities of the Member States of the EEA and only cover their respective territory, are available for products not falling within the mandatory scope of the Centralized Procedure. Where a product has already been authorized for marketing in a Member State of the EEA, this National MA can be recognized in another Member State through the Mutual Recognition Procedure. If the product has not received a National MA in any Member State at the time of application, it can be approved simultaneously in various Member States through the Decentralized Procedure.

Under the above described procedures, before granting the MA, the EMA or the competent authorities of the Member States of the EEA make an assessment of the risk-benefit balance of the product on the basis of scientific criteria concerning its quality, safety and efficacy.

Data and Marketing Exclusivity

In the EEA, new products authorized for marketing, or reference products, qualify for eight years of data exclusivity and an additional two years of market exclusivity upon marketing authorization. The data exclusivity period prevents generic or biosimilar applicants from relying on the pre-clinical and clinical trial data contained in the dossier of the reference product when applying for a generic or biosimilar marketing authorization in the EU during a period of eight years from the date on which the reference product was first authorized in the EU. The market exclusivity period prevents a successful generic or biosimilar applicant from commercializing its product in the EU until 10 years have elapsed from the initial authorization of the reference product in the EU. The 10-year market exclusivity period can be extended to a maximum of eleven years if, during the first eight years of those 10 years, the marketing authorization holder obtains an authorization for one or more new therapeutic indications which, during the scientific evaluation prior to their authorization, are held to bring a significant clinical benefit in comparison with existing therapies.

Pediatric Investigation Plan

In the EEA, marketing authorization applications for new medicinal products not authorized have to include the results of studies conducted in the pediatric population, in compliance with a pediatric investigation plan, or PIP, agreed with the EMA’s Pediatric Committee, or PDCO. The PIP sets out the timing and measures proposed to generate data to support a pediatric indication of the drug for which marketing authorization is being sought. The PDCO can grant a deferral of the obligation to implement some or all of the measures of the PIP until there are sufficient data to demonstrate the efficacy and safety of the product in adults. Further, the obligation to provide pediatric clinical trial data can be waived by the PDCO when these data are not needed or appropriate because the product is likely to be ineffective or unsafe in children, the disease or condition for which the product is intended occurs only in adult populations, or when the product does not represent a significant therapeutic benefit over existing treatments for pediatric patients. Once the marketing authorization is obtained in all Member States of the EU and study results are included in the product information, even when negative, the product is eligible for six months’ supplementary protection certificate extension.

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

D. Property, Plant and Equipment.

Our principal executive offices are located at 18 Hasivim Street, Petach Tikva 4959376, Israel, where we lease an approximately 53,000 square foot facility under a lease that expires July 22, 2027. This Israeli facility houses our administrative headquarters, research and development laboratories and state-of-the-art manufacturing facility. Our monthly rent payment is NIS 259,000 (approximately $71,000).

We consider that our current office space is sufficient to meet our anticipated needs for the foreseeable future and is suitable for the conduct of our business.

ITEM 4A. UNRESOLVED STAFF COMMENTS

Not applicable.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

A. Operating Results.

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our consolidated financial statements and the related notes included elsewhere in this annual report on Form 20-F. The discussion below contains forward-looking statements that are based upon our current expectations and are subject to uncertainty and changes in circumstances. Actual results may differ materially from these expectations due to inaccurate assumptions and known or unknown risks and uncertainties, including those identified in “Cautionary Note Regarding Forward-Looking Statements” and under “Risk Factors” elsewhere in this annual report on Form 20-F. Our discussion and analysis for the year ended December 31, 2021 and December 31, 2022 can be found in our Annual Report on Form 20-F for the fiscal year ended December 31, 2022, filed with the SEC on March 31, 2023.

Overview

Since our inception in 2008, we have incurred significant operating losses. Our operating loss for the years ended December 31, 2022 and 2023 were $38.9 million and $22.9 million, respectively. As of December 31, 2023, we had an accumulated deficit of $238.3 million. We expect to continue to incur significant expenses and operating losses for the foreseeable future, and our losses may fluctuate significantly from year to year. We anticipate we will continue to incur expenses in connection with our ongoing activities, as we:

●	continue clinical development of D-PLEX100, including our SHIELD II Phase 3 clinical trial for the prevention of SSIs in patients undergoing abdominal colorectal surgery with large incisions;

●	file NDAs seeking regulatory approval for D-PLEX100 pursuant to the FDA’s Section 505(b)(2) regulatory pathway in the United States and the hybrid application pathway in the EU;

●	continue to invest in the preclinical research and development of OncoPLEX and any other future product candidates;

●	continue to invest in our manufacturing facility and complete commercial process validation for the facility;

●	establish commercial infrastructure to support the marketing, sale and distribution of D-PLEX100 if it receives regulatory approval;

●	hire field and office-based employees to prepare for and launch any approved product;

●	hire additional research and development and general and administrative personnel to support our operations;

●	maintain, expand and protect our intellectual property portfolio; and

●	incur costs associated with operating as a public company.

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

From inception through December 31, 2023, we incurred $151.6 million in research and development expenses, net to advance the development of our clinical-stage product candidates, as well as other preclinical research and development programs. As of December 31, 2023, we received royalty-bearing grants of $4.9 million in the aggregate from the IIA. Pursuant to the terms of the grants, we are required to pay royalties of 3.0% to the IIA on revenues from sales of products for which the research and development was funded, in whole or in part, by the IIA, up to a limit of 100% of the amount of the grant received, linked to the U.S. dollar bearing interest. Until October 25, 2023, the interest was calculated at a rate based on 12-month LIBOR applicable to U.S. Dollar deposits. However, on October 25, 2023, the IIA published a directive concerning changes in royalties to address the expiration of the LIBOR. Under such directive, regarding IIA grants approved by the IIA prior to January 1, 2024 but which are outstanding thereafter, as of January 1, 2024 the annual interest is calculated at a rate based on 12-month SOFR, or at an alternative rate published by the Bank of Israel plus 0.71513%; and, for grants approved on or following January 1, 2024 the annual interest shall be the higher of (i) the 12 months SOFR interest rate, plus 1%, or (ii) a fixed annual interest rate of 4%. In addition, we must abide by other restrictions associated with the receipt of such grants under the R&D Law that continues to apply following repayment to IIA. These restrictions may impair our ability to outsource manufacturing, engage in change of control transactions or otherwise transfer our knowledge outside of Israel and may require us to obtain IIA approval for certain actions and transactions and pay additional amounts to the IIA. In addition, any change of control and any change of ownership of our Ordinary Shares that would make a non-Israel citizen or resident an “interested party” as defined in the R&D Law requires prior written notice to the IIA. As of December 31, 2023, we also received non-royalty bearing grants of $1.7 million in the aggregate from the IIA and $0.7 million in the aggregate from the FP7.

Substantially all of our research and development expenses for the years ended December 31, 2022 and 2023 were related to the development of D-PLEX100.

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

Financial Expense (Income), Net

Financial expense (income), net consists of financial expense of the loan provided by Kreos, as well as interest income on our short-term and long-term deposits, remeasurement of warrants and our foreign exchange gains and losses.

Results of Operations

Comparison of the Year Ended December 31, 2022 and 2023

The following table summarizes our results of operations for the year ended December 31, 2022 and 2023:

	Year Ended December 31,
	2022	2023
	(in thousands)
Research and development, net	$27,990	$16,148
Marketing and business development	2,888	1,196
General and administrative	8,010	5,523
Operating loss	38,888	22,867
Financial expense, net	540	929
Loss before income tax	$39,428	$23,796
Income tax expense	129	69
Net loss	$39,557	$23,865

Research and Development, Net

Research and development, net decreased by $11.8 million for the year ended December 31, 2023, compared to the year ended December 31, 2022. This decrease was primarily related to a decrease of $7.5 million in costs related to the completion of the SHIELD I trial, a decrease of $1.8 million in personnel costs, a decrease of $1.6 million in our manufacturing facility expenses, a decrease of $1.3 million in research and development costs related to D-PLEX100 and OncoPLEX, and a decrease of $0.3 million in non-cash share-based compensation. These decreases were offset by a decrease of $0.7 million in IIA grants recognized in 2023.

Marketing and business development

Marketing and business development decreased by $1.7 million for the year ended December 31, 2023, compared to the year ended December 31, 2022. This decrease was primarily related to a decrease of $1.3 million in pre-commercialization activities for the product candidate D-PLEX100 and a decrease of $0.4 million in personnel costs and non-cash share-based compensation.

General and Administrative

General and administrative decreased by $2.5 million for the year ended December 31, 2023, compared to the year ended December 31, 2022. This decrease was primarily related to decreases of $1.1 million in directors’ and officers’ insurance expenses, a decrease of $0.6 million in non-cash share-based compensation, a decrease of $0.4 million in in personnel costs and a decrease of $0.4 million in legal, professional and other cost associated with the Company’s status as a publicly traded company.

Financial Expense, Net

Financial expense, net increased by $0.4 million for the year ended December 31, 2023, compared to the year ended December 31, 2022. This increase was mainly driven by the loan provided by Kreos during 2022.

Income tax expense

Income taxes decreased by $0.1 million for the year ended December 31, 2023, compared to the year ended December 31, 2022.

Net loss

Net loss decreased by $15.7 million for the year ended December 31, 2023, compared to the year ended December 31, 2022. This decrease was primarily related to the decrease in research and development, net of $11.8 million, a decrease in general and administrative of $2.5 million, a decrease of marketing and business development costs of $1.7 million and a decrease in income tax expense of $0.1 million. These decreases were offset by an increase in financial expense, net of $0.4 million.

Qualitative and Quantitative Disclosures about Market Risk

Foreign Currency Exchange Risk

We operate primarily in Israel, and approximately 56% of our expenses are denominated in NIS. We are therefore exposed to market risk, which represents the risk of loss that may impact our financial position due to adverse changes in financial market prices and rates. We are subject to fluctuations in foreign currency rates in connection with these arrangements. Changes of 5% and 10% in the U.S. dollar/NIS exchange rate would have increased/decreased operating expenses by approximately 1.2% and 2.4%, respectively, during the year ended December 31, 2023.

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

Inflation-Related Risks

Inflation generally affects us by increasing our NIS-denominated expenses, including salaries and benefits, as well as facility rental costs and payment to local suppliers. We do not believe that inflation had a material effect on our business, financial condition or results of operations during the years ended December 31, 2023, 2022 and 2021.

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

The Loan Agreement provides for interest-only repayments of the first tranche until December 31, 2022, followed by 36 equal monthly repayments of principal and interest. For the second tranche, which was drawn in July 2022, and the third tranche, if drawn, we will make repayments of interest only until August 31, 2023, followed by 33 equal monthly repayments of principal and interest. The senior secured loan initially bears interest at a rate of 9.25%. The loan is prepayable in full, at any time at our option. The loan is secured by our owned equipment, intellectual property and all shares we hold in PolyPid Inc. and PolyPid Pharma SRL, and we paid a customary fee to Kreos for the establishment of the loan. Additionally, PolyPid Inc. entered into a guaranty agreement with Kreos, all as security for monies borrowed by us under the Loan Agreement. On March 29, 2023, we entered into an amendment to the Loan Agreement. Pursuant to this amendment, 70% of the remaining principal and interest repayments will be delayed and repaid on a monthly equal basis from August 2024 to May 2026. The amended secured loan now bears interest at a rate of 10.00%, and we will pay a restructuring fee to Kreos consisting of 1.00% on close of the amendment and an incremental 3.00% at maturity. In return for this additional deferral of repayment, Kreos has the right to receive a potential claw back payment on account of the then outstanding principal amount. This claw back mechanism will be triggered by additional incoming funds from future partnership agreement or additional financing. If triggered, the minimum claw back to be paid is $1.5 million but will not exceed $3 million. Further, the outstanding warrants Kreos received were repriced to have an exercise price of $12.60 per share.

As part of the line of credit, we issued to Kreos a 7-year warrant to purchase 6,491 of our ordinary shares with an exercise price of $154.05 per share. Pursuant to the March 2023 amendment, the outstanding warrants Kreos received were repriced to have an exercise price of $12.60 per share. The Loan Agreement contains customary affirmative and restrictive covenants and representations and warranties. The expiration date for each warrant issued will be seven years from the issuance date.

In July 2021, we entered into a Controlled Equity Offering Sales Agreement, or the Sales Agreement, with Cantor Fitzgerald & Co., or the Agent, pursuant to which we may offer and sell, from time to time, our Ordinary Shares, through the Agent in an at the market offering, or the ATM, as defined in Rule 415(a)(4) under the Securities Act, for an aggregate offering price of up to $45 million. During the year ended December 31, 2023, we sold 75,693 Ordinary Shares under the ATM for a total amount of $2.4 million, with issuance costs in the amount of $0.1 million.

As of December 31, 2023, we had $5.3 million in cash, cash equivalents.

Cash Flows

The following table provides information regarding our cash flows for the periods indicated:

	Year Ended December 31,
	2022	2023
	(in thousands)
Net cash used in operating activities	$(34,317)	$(17,236)
Net cash provided by investing activities	16,575	3,804
Net cash provided by financing activities	16,428	9,976
Net increase (decrease) in cash, cash equivalents and restricted cash	$(1,314)	$(3,456)

Operating Activities

Net cash used in operating activities related primarily to our net losses adjusted for non-cash charges and measurements and changes in components of working capital. Adjustments to net loss for non-cash items mainly included depreciation, remeasurement of warrants and share-based compensation.

Net cash used in operating activities was $17.2 million for the year ended December 31, 2023, as compared to $34.3 million for the year ended December 31, 2022. This decrease was primarily related to the completion of the SHIELD I Phase 3 clinical trial in abdominal (soft tissue) surgery.

Investing Activities

Net cash provided by investing activities related primarily to the purchase and sale of short-term and long-term deposits and the acquisition of laboratory equipment, office equipment and furniture and leasehold improvements.

Net cash provided by investing activities was $3.8 million for the year ended December 31, 2023, as compared to net cash provided by investing activities of $16.6 million for the year ended December 31, 2022. This increase in net cash provided by investing activities primarily related to a decrease in release of short-term deposits, partially offset by purchases of laboratory equipment and leasehold improvements to our manufacturing facility.

Financing Activities

Net cash provided by financing activities was $10.0 million for the year ended December 31, 2023, as compared to $16.4 million for the year ended December 31, 2022. The decrease in net cash provided by financing activities is primarily related to the net proceeds from the loan provided by Kreos in 2022 and from the sales of Ordinary Shares under the ATM, offset by the March 2023 Offering (as defined below) proceeds.

In July 2021, we entered into the Sales Agreement with the Agent, pursuant to which we may offer and sell, from time to time, our Ordinary Shares, through the Agent in an at the market offering, or the ATM Offering, as defined in Rule 415(a)(4) under the Securities Act, for an aggregate offering price of up to $45.0 million. In that regard, we registered up to $200,000,000 of our Ordinary Shares on a Registration Statement on Form F-3 (File No. 333-257651), or the F-3. The $45,000,000 of our Ordinary Shares that may be offered, issued and sold under the Sales Agreement prospectus is included in the $200,000,000 of securities that may be offered, issued and sold by us under the F-3. Upon termination of the Sales Agreement, any portion of the $45,000,000 included in the Sales Agreement prospectus of the F-3 that is not sold pursuant to the Sales Agreement will be available for sale in other offerings pursuant to the F-3, and if no shares are sold under the Sales Agreement, the full $45,000,000 of securities may be sold in other offerings pursuant to the F-3. During the year ended December 31, 2023, we sold 75,693 Ordinary Shares under the ATM for a total amount of $2.4 million, with issuance costs in the amount of $0.1 million.

On April 5, 2022, we entered into the Loan Agreement for up to $15 million with Kreos. The Loan Agreement is comprised of three tranches in the amount of $10 million, $2.5 million and $2.5 million, respectively, in which the first tranche in the amount of $10 million and the second tranche in the amount of $2.5 million were drawn on April 26, 2022 and July 19, 2022, respectively. In addition, in accordance with the Loan Agreement, we will issue to Kreos warrants to purchase our Ordinary Shares equal to 8% of the amount of each tranche, when and if borrowed, with an exercise price of $154.05 per share. The expiration date for each warrant issued will be seven years from the agreement date. Accordingly, as a result of the first tranche and second tranche withdrawal, the Company issued to Kreos 6,491 warrants with an exercise price of $154.05 per share. The loan is secured by our owned equipment, intellectual property and all shares we hold in PolyPid Inc. and PolyPid Pharma SRL, and we paid a customary fee to Kreos for the establishment of the loan. Additionally, PolyPid Inc. entered into a guaranty agreement with Kreos, all as security for monies borrowed by us under the Loan Agreement. On March 29, 2023, we entered into an amendment to the Loan Agreement. Pursuant to this amendment, 70% of the remaining principal and interest repayments will be delayed and repaid on a monthly equal basis from August 2024 to May 2026. The amended secured loan now bears interest at a rate of 10.00%, and we will pay a restructuring fee to Kreos consisting of 1.00% on close of the amendment and an incremental 3.00% at maturity. In return for this additional deferral of repayment, Kreos has the right to receive a potential claw back payment on account of the then outstanding principal amount. This claw back mechanism will be triggered by additional incoming funds from future partnership agreement or additional financing. If triggered, the minimum claw back to be paid is $1.5 million but will not exceed $3 million. As of March 6, 2024, we have paid claw back payments of $1.5 million. The remaining potential claw back payment is up to $1.5 million. Further, the outstanding 6,491 warrants Kreos received were repriced to have an exercise price of $12.60 per share.

The third and final tranche of $2.5 million will not be drawn since the third tranche milestone has not been met.

In March 2023, we completed an offering, or the March 2023 Offering, pursuant to which we sold 488,667 Ordinary Shares at a public offering price of $12.60 per share, for total gross proceeds of $6.2 million. In addition, we granted to the underwriter a 30-day option to purchase up to an additional 15% of the Ordinary Shares offered in the Offering at the public offering price, less underwriting discounts and commissions. The underwriter exercised its option in full at the closing of the Offering. The securities were offered by us pursuant to a “shelf” under the F-3. Concurrently with the Offering, we entered into a private placement with some of our existing shareholders, pursuant to which we issued pre-funded warrants, or the Pre-Funded Warrants, to acquire an aggregate of up to 345,238 Ordinary Shares for total gross proceeds of $4.4 million. The exercise price per Pre-Funded Warrant is $0.003 per Ordinary Share. Exercise of the Pre-Funded Warrants was subject to an increase in our authorized share capital. We held an annual and extraordinary general meeting of shareholders on May 5, 2023 under which we obtained shareholders’ approval to increase the number of our authorized share capital. On May 11, 2023, all of the Pre-Funded Warrants were exercised into 345,151 Ordinary shares on a cashless basis.

On January 4, 2024, we entered into a definitive securities purchase agreement, or the Securities Purchase Agreement, for a private placement financing, or the January 2024 Private Placement. Pursuant to the Securities Purchase Agreement, on January 9, 2024, certain investors purchased 3,143,693 of our Ordinary Shares at a purchase price of $4.81 per share, pre-funded warrants to purchase up to 227,619 Ordinary Shares at an exercise price of $0.0001 and warrants to purchase up to 3,371,312 Ordinary Shares at an exercise price of $5.50 per share. The pre-funded warrants do not expire and the warrants expire upon the earlier of two years from the date of issuance and 10 trading days following the Company’s announcement of the positive recommendation by Data Safety Monitoring Board regarding the Company’s unblinded interim analysis in the SHIELD II Phase 3 trial of D-PLEX100 resulting in the stopping of the trial due to positive efficacy. The offering resulted in net proceeds of approximately $15.0 million. Exercise of the warrants in full would result in an additional $18.5 million in gross proceeds. We intend to use the net proceeds from the sale of the securities for our ongoing SHIELD II phase 3 clinical trial for the prevention of SSIs in patients undergoing abdominal colorectal surgery with large incisions, working capital and general corporate purposes.

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

We expect that our existing cash and cash equivalents and short-term deposits will enable us to fund our operating expenses and capital expenditure requirements well into the third quarter of 2024. We anticipate that we will need to raise additional capital in order to complete our clinical and regulatory program for D-PLEX100 towards potential NDA submission, including the SHIELD II clinical trial, as well as continue to invest in the research and development of OncoPLEX and any other future product candidates. If we are unable to raise additional capital when desired, our business, operating results, and financial condition would be adversely affected, and there is substantial doubt about our ability to continue as a going concern. We have a shareholders’ deficit of $2.1 million as of December 31, 2023 (however, as noted below, our shareholders’ equity was $13 million following the January 2024 Private Placement), and negative operating cash flows in recent years. We expect to continue incurring losses and negative cash flows from operations until our products reach commercial profitability. Our plans to reduce the going concern risk include the continued commercialization of our products, maintaining cost efficiency and raising capital through the sale of additional equity securities, debt or capital inflows from strategic partnerships.

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

Nasdaq Listing Rule 5450(b)(1) requires listed companies to maintain stockholders’ equity of at least $2.5 million. Although as of December 31, 2023, we had a deficit, our shareholders’ equity was $13 million following the January 2024 Private Placement. Accordingly, we believe we demonstrate compliance with the stockholders’ equity requirement.

On December 6, 2022, we received a letter from Nasdaq indicating that the Company was not in compliance with Nasdaq Listing Rule 5550(a)(1), as the closing bid price of its Ordinary Shares had been below US$1.00 per Ordinary Share for the previous 30 consecutive business days. The Company was given a period of 180 calendar days, or until June 5, 2023, to regain compliance with the minimum bid price requirement. In order to be provided with a second 180-day compliance period, the Company submitted an application to transfer the listing of its Ordinary Shares from the Nasdaq Global Market to the Nasdaq Capital Market. On June 5, 2023, we announced we had received an extension of the period to regain compliance with minimum bid price requirement and approval from Nasdaq to transfer the listing our Ordinary Shares from The Nasdaq Global Market to The Nasdaq Capital Market. The transfer took effect at the opening of business on June 6, 2023.

On September 20, 2023, we announced the Reverse Share Split, and on October 11, 2023, we announced that we received a written notice from Nasdaq that we regained compliance with the minimum bid price requirement for continued listing set forth in Nasdaq Listing Rule 5550(a)(2), which requires listed securities, including our Ordinary Shares, to maintain a minimum bid price of $1.00 per share.

5.C Research and development, patents and licenses, etc.

During the past three years, we have focused our preclinical and clinical development efforts on our lead product candidate D-PLEX100 for the prevention of abdominal (soft tissue) SSIs after abdominal surgery and the prevention of sternal (bone) SSIs after cardiac surgery. We also continue to evaluate the development of D-PLEX100 for other types of surgeries. Our pipeline also includes an early-stage oncology program focused on the preclinical development of OncoPLEX, an intra-tumoral cancer therapy. We continuously evaluate additional product candidates for our clinical pipeline program that have been developed by us or that may be the subject of in-licenses from third parties or out- licenses to third parties. Our R&D team is comprised of 46 scientists, doctors and clinicians, who are based out of our corporate headquarters in Petach Tikva, Israel. For a description of the amounts that we have incurred over the last two years pursuant to our research and development programs, please see “Item 5. Operating and Financial Review and Prospects— A. Operating Results— Operating Expenses— Research and Development Expenses, net” and “Item 5. Operating and Financial Review and Prospects— A. Results of Operations — Comparison of the year ended December 31, 2022 and 2023 — Research and Development Expenses, net.”

Our patent estate includes patents and patent applications with claims directed to our PLEX technology platform, D-PLEX100 product candidate and claims for potential future product candidates. As of March 6, 2024, our patent estate included 153 issued patents, including utility and composition of matter patents, 2 allowed and 19 pending patent applications for our product candidates and methods of treatment. For a description of our intellectual property, please see “Item 4. Information on the Company— B. Business Overview.”

5.D Trend Information

To date, we have not generated any revenue from product sales and do not expect to generate any revenue from product sales for at least the next few years. From inception through December 31, 2023, we incurred $151.6 million in research and development expenses, net to advance the development of our clinical-stage product candidates, as well as other preclinical research and development programs. We expect to continue to incur expenses in connection with our ongoing activities, particularly as we continue to conduct clinical trials and seek marketing approval for our product candidates, and as we continue the research and development of our other existing and future product candidates. In addition, if we obtain marketing approval for any product candidates, we expect to incur significant commercialization expenses related to product sales, marketing, manufacturing and distribution to the extent that such sales, marketing, manufacturing and distribution are not the responsibility of potential collaborators.  For a description of additional factors that may affect our future performance, please see “Item 5. Operating and Financial Review and Prospects— B. Liquidity and Capital Resources— Current Outlook.”

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

Share-Based Compensation

We account for share-based compensation in accordance with ASC No. 718, “Compensation—Stock Compensation,” which requires companies to estimate the fair value of equity-based payment awards on the date of grant using the option-pricing model..

We recognize compensation expenses only for those shares expected to vest using the straight-line method over the requisite service period of the award, which is generally the option vesting term of three to four years. We recognize forfeitures of awards as they occur.

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

We incurred non-cash share-based compensation expense of $3.4 million, $4.3 million and $4.8 million during the years ended December 31, 2023, 2022 and 2021, respectively. We expect to continue to grant share option awards in the future, and to the extent that we do, our actual share-based compensation expenses recognized are likely to increase.

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

As of December 31, 2023, we have received royalty-bearing grants totaling $4.9 million. Pursuant to the terms of the grants, we are required to pay royalties to the IIA of 3.0% on revenues from sales of products developed financed in whole or in part by IIA, up to a limit of 100% of the grants received, linked to the U.S. doller and bearing interest. Until October 25, 2023, the interest was calculated at a rate based on 12-month LIBOR applicable to U.S. Dollar deposits. However, on October 25, 2023, the IIA published a directive concerning changes in royalties to address the expiration of the LIBOR. Under such directive, regarding IIA grants approved by the IIA prior to January 1, 2024 but which are outstanding thereafter, as of January 1, 2024 the annual interest is calculated at a rate based on 12-month SOFR, or at an alternative rate published by the Bank of Israel plus 0.71513%; and, for grants approved on or following January 1, 2024 the annual interest shall be the higher of (i) the 12 months SOFR interest rate, plus 1%, or (ii) a fixed annual interest rate of 4%. Through December 31, 2023, no royalties have been paid or accrued.

In addition, we must abide by other restrictions associated with the receipt of such grants under the R&D Law that continue to apply following repayment to the IIA. These restrictions may impair our ability to outsource manufacturing or otherwise transfer our knowledge outside of Israel, or engage in change of control transactions, and may require us to obtain IIA approval for certain actions and transactions and pay additional amounts to the IIA. In addition, any change of control and any change of ownership of our Ordinary Shares that would make a non-Israel citizen or resident an “interested party” as defined in the R&D Law requires prior written notice to the IIA.

Leases

The Company adopted ASC No. 842, “leases”, which requires the recognition of lease assets and lease liabilities by lessees for leases classified as operating leases. The Company determines if an arrangement is a lease at inception. The Company’s assessment is based on: (1) whether the contract includes an identified asset, (2) whether the Company obtains substantially all of the economic benefits from the use of the asset throughout the period of use, and (3) whether the Company has the right to direct how and for what purpose the identified asset is used throughout the period of use.

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

Right-of-use (“ROU”) assets and liabilities are recognized on the commencement date based on the present value of remaining lease payments over the lease term. For this purpose, the Company considers only payments that are fixed and determinable at the time of commencement. As most of the Company’s leases do not provide an implicit rate, the Company uses its incremental borrowing rate based on information available on the commencement date in determining the present value of lease payments. All ROU assets are reviewed for impairment. The lease terms may include options to extend or terminate the lease when it is reasonably certain that the Company will exercise such options.

The Company also elected the practical expedient to not separate lease and non-lease components for its leases. The Company elected to not recognize a lease liability and a ROU asset for lease with a term of twelve months or less.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Senior Management.

The following table sets forth information regarding our executive officers, key employees and directors as of the date of this annual report:

Name	Age	Position
Dikla Czaczkes Akselbrad	50	Chief Executive Officer and Director
Dalit Hazan	53	Executive Vice President, Research and Development, Clinical and Regulatory Affairs
Ori Warshavsky	46	Chief Operating Officer - US
Jonny Missulawin	37	Chief Financial Officer
Non-Employee Directors
Jacob Harel (1) (2)	68	Chairman
Yechezkel Barenholz, Ph.D. (1)(3)	82	Director
Joseph BenAmram(1) (2)	60	Director
Nir Dror (1)(3)	47	Director
Itzhak Krinsky, Ph.D. (1)(2)(3)	71	Director
Robert B. Stein, M.D., Ph.D. (1)	73	Director
Nurit Tweezer-Zaks(1)	58	Director

(1)	Indicates independent director under Nasdaq Stock Market rules.
(2)	Member of our Audit Committee.
(3)	Member of our Compensation, Nominating and Corporate Governance Committee.

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

Jonny Missulawin, Chief Financial Officer

Mr. Jonny Missulawin has served as our Chief Financial Officer since May 2023. From August 2022 to May 2023. Mr. Missulawin served as our Senior Vice President of Finance. From December 2017 to August 2022, Mr. Missulawin served as our Director of Finance. From May 2014 to December 2017, Mr. Missulawin served as our Financial Controller. Prior to joining the Company, Mr. Missulawin served as a Senior Auditor at Ernst & Young from 2010 to 2013. Mr. Missulawin holds an MBA from Tel Aviv University in Financial Management and a BA in Accounting and Economics from Bar-Ilan University.

Jacob Harel, Director

Mr. Jacob Harel has served as a director since November 2017 and the chairman of our board of directors since December 2017. Mr. Harel has more than 35 years of experience in the pharmaceutical industry, of which 27 years were at Merck & Co., Inc., or Merck, in different leadership roles in sales and marketing across several continents. In his last position at Merck, Mr. Harel was the head of the corporate business development group. In this capacity he led a corporate team that was in charge of negotiating and executing key enterprise transactions. Following his retirement from Merck in 2014, Mr. Harel founded “The Harel Group”, a business development advisory firm, specialized in facilitating partnership transactions within the global pharmaceutical and medical device industries. He holds a B.S. in economics from Haifa University and an M.B.A. from Tel Aviv University.

Yechezkel Barenholz, Ph.D., Director

Prof. Yechezkel Barenholz, Ph.D. has served as a director since April 2008. Prof. Barenholz currently serves as head of the Laboratory of Membrane and Liposome Research at the Department of Biochemistry of the Hadassah Medical School at the Hebrew University of Jerusalem, a position he has held since 1975. He has served as Chief Executive Officer and Chief Scientific Officer of Ayana Pharma Ltd. since 2018 and 2014, respectively. He served as a director of Aulos Bioscience from 2019 to 2023. He is the major inventor and co-developer of Doxil®, the first nano-delivery system approved by the FDA, now approved globally and used to treat more than one million cancer patients. He led the development of generic Doxil at Ayana Pharma Ltd. that was approved by the FDA on October 2021, and which is now sold in the United States and Israel.  Prof. Barenholz has been awarded many national and international prizes including the prestigious Israel Prime Minister 2020 EMET prize in Nanotechnology. He holds a B.S., M.S. and Ph.D. in biochemistry from the Hebrew University of Jerusalem.

Joseph BenAmram, Director

Mr. Joseph BenAmram has served as a director since May 2023. Mr. Joseph BenAmram held various leadership roles at Merck in sales, marketing and business development for over 22 years. In his last position he was Senior Vice President & President of EURAM Region from October 2017 to February 2019. From June 2016 to September 2017, he served as Senior Vice President & President of MER Region and from October 2013 to May 2016 as Senior Vice President & President, Diversified Brands Division. From August 2010 to October 2013, Mr. BenAmram served as Merck’s Vice President & General Manager Emerging Markets. Mr. BenAmram currently serves as the President of Quris-AI (since June 2023), the Chief Strategy Officer of Golden Age Health PTE. LTD. (since March 2023) and the chairman of the board of directors of MediCane Health Inc. (since March 2019). He holds an MBA from Tel Aviv University, Recanati Graduate School of Business Administration, and a Bachelor’s degree in Economics and Management from Tel Aviv University, Recanati Graduate School of Business Administration.

Nir Dror, Director

Mr. Nir Dror has served as a director since May 2020. Mr. Dror currently serves as the Chief Financial Officer of Aurum Ventures M.K.I. Ltd., a position he has held since 2013. He holds a B.A. and L.L.M. from Tel Aviv University and an M.B.A. from the University of Michigan.

Itzhak Krinsky, Ph.D., Director

Dr. Itzhak Krinsky, Ph.D. has served as a director since January 2019. Dr. Krinsky currently serves as a director and member of the audit committee of Globrands Ltd., Noramco Inc., Woodstock Sterile Solutions and Apotex Inc., positions he has held since July 2018, September 2018, April 2021 and April 2023, respectively. Dr. Krinsky previously worked at Teva Pharmaceuticals Industries Ltd. as the Chairman of Teva Japan, Chairman of Teva South Korea and Head of Business Development, Asia Pacific from October 2012 to April 2016. Dr. Krinsky served as a director of Kamada Ltd. from November 2017 to November 2019 and as a member of the nominating and corporate governance committee of Advanz Pharma Corp. (formerly known as Concordia Healthcare Corp) from May 2017 to September 2018. He holds a B.A. and M.A. in economics from Tel Aviv University and a Ph.D. in economics from McMaster University.

Robert B. Stein, M.D., Ph.D., Director

Dr. Robert B. Stein, M.D., Ph.D., has served as a director since June 2020. Dr. Stein currently serves as a Venture Partner at Samsara BioCapital, a position he has held since January 2018, and he is the Principal at RBS Biotech Consulting, LLC, which he founded in August 2008. He previously served as the Chief Scientific Officer and Head of Research and Development of Agenus Inc. from January 2014 to January 2016 and as the President of Research and Development from January 2016 to April 2017. He served as President, Regenerative Medicine at Mimedx, from 2019 to 2022. He serves on the boards of directors of Protagenic Therapeutics, Inc. since February 2016 and Taro Pharmaceutical Industries Ltd. since February 2020. He holds a B.S. in biology and chemistry from Indiana University and an M.D. and a Ph.D. in physiology and pharmacology from Duke University. Dr. Stein is board certified in Anatomic and Clinical Pharmacology. He has 45 years of experience in the pharma and biotech industries, including leadership roles at Merck, Ligand, DuPont, Incyte, Roche, and Kinemed in addition to the roles mentioned above. He has played a key role in the discovery and/or development of eight registered medicines, including Sustiva®, Promacta®, and Eliquis®.

Nurit Tweezer-Zaks, M.D., Director

Dr. Nurit Tweezer-Zaks, M.D., has served as a director since November 2023. Dr. Tweezer-Zaks currently serves as Chief Executive Officer of MediCane R&D, a position she has held since July 2022. She previously served as Chief Medical Officer and Business Development of MediCane Health Inc. from April 2021 to July 2022. Dr. Tweezer-Zaks served as Chief Medical Officer of aMOON Venture Capital Fund from May 2020 to April 2021, and as Operating Partner and Head of Sourcing from June 2018 to April 2020. Prior to this, Dr. Tweezer-Zaks held increasingly senior positions at Sanofi. In her most recent role at Sanofi from June 2017 to June 2018, she served as Global Established Products Medical Lead – Strategic Decision for Portfolio Enhancement. Dr. Tweezer-Zaks holds M.D. and B.S. degrees from Ben Gurion University School of Medicine in Beer Sheva, Israel, and earned an M.B.A. from the Kellogg-Recanati International Executive MBA Program, a global partnership program between Northwestern University’s Kellogg School of Management in Evanston, IL, and Tel Aviv University’s Recanati Graduate School of Business Administration in Israel.

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

B. Compensation.

The following table presents in the aggregate all compensation we paid to all of our directors and senior management from January 1, 2023 through December 31, 2023. The table does not include any amounts we paid to reimburse any of such persons for costs incurred in providing us with services during this period.

All amounts reported in the tables below reflect our cost, in thousands of U.S. dollars. Amounts paid in NIS are translated into U.S. dollars at the rate of NIS 3.69 = U.S. $1.00, based on the average representative rate of exchange between the NIS and the U.S. dollar as reported by the Bank of Israel during such period of time.

	Salary and Related Benefits (1)	Bonus Payments, Benefits and Perquisites	Share-Based Compensation (2)
All directors and senior management as a group, consisting of 14 (3) persons as of December 31, 2023	$1,553,397	$60,565	$1,267,880

(1)	Represents the directors and senior management’s gross salary plus payment of mandatory social benefits made by the company on behalf of such officer. Such benefits may include, to the extent applicable to the executive, payments, contributions and/or allocations for savings funds, education funds (referred to in Hebrew as “Keren Hishtalmut”), pension, severance, risk insurances (e.g., life or work disability insurance) and payments for social security.
(2)	Computed based on Black-Scholes-Merton model.
(3)	Includes Mr. Chaim Hurvitz and Ms. Anan Tsur Segal, former directors, who left May 2023 and August 2023, respectively, and Dr. Noam Emanuel former Chief Scientific Officer, who left May 2023.

In accordance with the Israeli Companies Law, we are required to disclose the compensation granted to our five most highly compensated officers. The table below reflects the compensation granted during or with respect to the year ended December 31, 2023.

Executive Officer	Salary and Related Benefits	Bonus Payments, Benefits and Perquisites	Share-Based Compensation	Total
Dikla Czaczkes Akselbrad	$347,883	$-	$209,558	$557,441
Dalit Hazan	$272,381	$-	$325,795	$598,176
Jonny Missulawin	$186,960	$-	$192,605	$379,565
Ori Warshavsky	$340,889	$-	$172,027	$512,916
Noam Emanuel	$242,207	$60,565	$168,695	$471,467

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

C. Board Practices.

Board of Directors

Under our amended and restated articles of association, our board of directors must consist of at least five directors and not more than eleven directors. Our board of directors presently consists of eight members. We believe that Prof. Barenholz, Messrs. BenAmram, Dror and Harel, Drs. Krinsky, Stein, and Tweezer-Zaks are “independent” for purposes of the Nasdaq Stock Market rules. Under the Israeli Companies Law, our board of directors is responsible for setting our general policies and supervising the performance of management. Our board of directors may exercise all powers and may take all actions that are not specifically granted to our shareholders or to management. Our executive officers are responsible for our day-to-day management and have individual responsibilities established by our board of directors. Our Chief Executive Officer is appointed by, and serves at the discretion of, our board of directors, subject to the terms of the employment agreement that we have entered into with her.

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

Under regulations promulgated under the Israeli Companies Law, Israeli companies whose shares are traded on stock exchanges such as The Nasdaq Capital Market that do not have a controlling shareholder (as defined therein) and which comply with the requirements of the jurisdiction where the company’s shares are traded with respect to the appointment of independent directors and the composition of an audit committee and compensation committee, may elect not to follow the Israeli Companies Law requirements with respect to the composition of its audit committee and compensation committee and the appointment of external directors. As we do not have a controlling shareholder, and we comply with the requirements of the Nasdaq Stock Market with respect to the composition of our board and such committees, we therefore choose to follow such exemptions from the Israeli Companies Law requirements with respect thereto, including the appointment of external directors.

Leadership Structure of the Board

In accordance with the Israeli Companies Law and our amended and restated articles of association, our board of directors is required to appoint one of its members to serve as chairman of the board of directors and may also release that director from his or her position as chairman. Our board of directors has appointed Jacob Harel to serve as chairman of the board of directors.

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

Director Independence

Although not required of foreign private issuers under Nasdaq Rules, we comply with the requirements thereunder applicable to domestic listed companies that a majority of the board of directors be deemed to be independent under such rules, as well as the independence requirements that are applicable to our audit committee and compensation, nominating and corporate governance committee if we were a domestic listed company, as described below. In light of this obligation, our board of directors has undertaken a review of the independence of our directors under current rules and regulations of the SEC and Nasdaq Rules and considered whether any of our directors has a material relationship with us that could compromise his or her ability to exercise independent judgment in carrying out his or her responsibilities. Based upon information requested from and provided by each director concerning such director’s background, employment and affiliations, including family relationships, our board of directors determined that Prof. Barenholz, Messrs. BenAmram, Dror and Harel, Drs. Krinsky, Stein, and Tweezer-Zaks, representing seven of our eight directors, are “independent directors” as defined under current rules and regulations of the SEC and Nasdaq Rules. In making these determinations, our board of directors considered the current and prior relationships that each non-employee director has with our company and all other facts and circumstances that our board of directors deemed relevant in determining their independence, including the beneficial ownership of our share capital by each non-employee director and the transactions involving them described in “Item 7. B. — Related Party Transactions.”

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

The members of our audit committee include Mr. BenAmram, Mr. Harel and Dr. Krinsky. Dr. Krinsky serves as the chairman of our audit committee. All members of our audit committee meet the requirements for financial literacy under the applicable rules and regulations of the SEC and The Nasdaq Capital Market. Our board of directors has determined that each of Dr. Krinsky and Mr. BenAmram is an audit committee financial expert as such term is defined by the SEC rules and has the requisite financial experience as defined by the Nasdaq Rules. Each of the members of our audit committee is “independent” as such term is defined in Rule 10A-3(b)(1) under the Exchange Act and satisfies the independent director requirements under the Nasdaq Rules.

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

Compensation, Nominating and Corporate Governance Committee and Compensation Policy

The composition of our compensation, nominating and corporate governance committee meets the requirements for and guidance under the Nasdaq Rules and current SEC rules and regulations applicable to domestic issuers. The members of this committee are Prof. Barenholz, Mr. Dror, and Dr. Krinsky, each of whom is independent in accordance with the Nasdaq rules. Mr. Dror serves as the chair of the committee.

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

Our compensation, nominating and corporate governance charter sets forth the responsibilities of the compensation, nominating and corporate committee, which include:

●	the responsibilities set forth in the compensation policy;

● ●	reviewing and approving the granting of options and other incentive awards to the extent such authority is delegated by our board of directors; the administration of our clawback policy; and

●	reviewing, evaluating and making recommendations regarding the compensation and benefits for our non-employee directors.

In addition, our compensation, nominating and corporate governance committee is responsible for:

●	overseeing our corporate governance functions on behalf of the board;

●	making recommendations to the board regarding corporate governance issues;

●	identifying and evaluating candidates to serve as our directors consistent with the criteria approved by the board;

●	reviewing and evaluating the performance of the board;

●	serving as a focal point for communication between director candidates, non-committee directors and our management;

●	selecting or recommending to the board for selection candidates to the board; and

●	making other recommendations to the board regarding affairs relating to our directors.

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

D. Employees.

On December 31, 2021, we had 75 full-time employees and 4 part-time employees. On December 31, 2022, we had 57 full-time employees and three part-time employees. On December 31, 2023, we had 59 full-time employees and three part-time employees.

As of March 6, 2024, we had four full-time senior management employees, including our Chief Executive Officer, Chief Financial Officer, Executive Vice President, Research and Development, Clinical and Regulatory Affairs and Chief Operating Officer – US. In addition, we currently have 56 full-time employees, four part-time employees and 1 full-time service provider. 59 of our employees are located in Israel and 1 employee located in New Jersey, the United States. None of our employees are represented by labor unions or covered by collective bargaining agreements. We believe that we maintain good relations with all of our employees. However, in Israel, we are subject to certain Israeli labor laws, regulations and national labor court precedent rulings, as well as certain provisions of collective bargaining agreements applicable to us by virtue of extension orders issued in accordance with relevant labor laws by the Israeli Ministry of Economy and which apply such agreement provisions to our employees even though they are not part of a union that has signed a collective bargaining agreement.

All of our employment and consulting agreements include employees’ and consultants’ undertakings with respect to non-competition, assignment to us of intellectual property rights developed in the course of employment, and confidentiality. The enforceability of such provisions is limited by Israeli law.

E. Share Ownership.

See “Item 7.A. Major Shareholders” below.

F. Action to Recover Erroneously Awarded Compensation

Not applicable.

Amended and Restated 2012 Share Option Plan

Our Amended and Restated 2012 Share Option Plan, or the 2012 Plan, was adopted by our board of directors on August 29, 2012, amended on January 30, 2018, and extended on August 8, 2022. The 2012 Plan provides for the grant of options to our directors, employees, office holders, service providers and consultants. A total of 53,641 shares are reserved but unissued under our 2012 Plan as of the date of March 6, 2024. As of March 6, 2024, options to purchase 253,186 Ordinary Shares were issued and outstanding with an average exercise price of $22.44 per share, out of which options to purchase 74,718 Ordinary Shares were vested as of that date, with an average exercise price of $45.60 per share.

On December 15, 2022, our board of directors approved to reduce the exercise price of the outstanding options previously issued to Israeli employees and directors and U.S. employee, consultant and directors, bearing an exercise price higher than $135 to $23.07, provided however, that the repricing mechanism does not apply with respect to employees or directors: (i) who did not provide their written consent to such repricing; or (ii) with respect to whom any process of termination of employment or service, as the case may be, was initiated, whether by the Company or by the employee/director, before February 1, 2023.The Board of Directors and the Chief Executive Officer’s repriced options were approved by our shareholders on May 5, 2023.

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

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders.

The following table sets forth information regarding beneficial ownership of our Ordinary Shares as of March 6, 2024 by:

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

	No. of Shares Beneficially Owned (1)	Percentage Owned (2)
Holders of more than 5% of our voting securities:
Aurum Ventures M.K.I. Ltd. (3)	1,300,903	24.47%
AIGH Investment Partners (4)	1,413,730	9.99%
Yehuda Nir (5)	914,901	17.55%
Xenia Venture Capital Ltd. (6)	681,096	9.99%
Dafna Lifescience (7)	415,800	8.31%
Investor Company ITF Rosalind Master Fund L.P. (8)	831,600	9.99%
The Hewlett Fund LP (9)	498,960	9.89%
Aharon Lukach (10)	471,538	9.42%
Directors and executive officers:
Dikla Czaczkes Akselbrad (11)	9,950	*
Dalit Hazan (12)	3,719	*
Ori Warshavsky (13)	2,683	*
Jonny Missulawin (14)	2,157	*
Yechezkel Barenholz (15)	3,683	*
Nir Dror (16)	1,520	*
Jacob Harel (17)	3,182	*
Nurit Tweezer-Zaks	-	*
Itzhak Krinsky (18)	2,353	*
Joseph BenAmram (19)	157	*
Robert B. Stein (20)	1,720	*
All directors and executive officers as a group (11 persons)	31,124	*

*	Under 1%

(1)	Beneficial ownership is determined in accordance with the rules of the SEC. Under these rules, a person is deemed to be a beneficial owner of a security if that person, even if not the record owner, has or shares the underlying benefits of ownership. These benefits include the power to direct the voting or the disposition of the securities or to receive the economic benefit of ownership of the securities. A person also is considered to be the “beneficial owner” of securities that the person has the right to acquire within 60 days by option or other agreement. Beneficial owners include persons who hold their securities through one or more trustees, brokers, agents, legal representatives or other intermediaries, or through companies in which they have a “controlling interest,” which means the direct or indirect power to direct the management and policies of the entity.

(2)	The percentages shown are based on 4,797,252 Ordinary Shares issued and outstanding as of March 6, 2024.

(3)	The beneficial ownership is based on the information provided to us in connection with the filing of our registration statement on Form F-3 on February 1, 2024 and consists of (i) 781,152 Ordinary Shares issued and outstanding; and (ii) 519,751 Ordinary Shares issuable upon the exercise of warrants. Mr. Morris Kahn is the ultimate sole beneficial shareholder of Aurum Ventures M.K.I. Ltd., as the outstanding shares of Aurum Ventures M.K.I. Ltd are held indirectly by a trust for which Mr. Kahn is the settlor and the sole ultimate beneficiary. Consequently, Mr. Kahn may be deemed to share beneficial ownership of the Ordinary Shares held by Aurum Ventures M.K.I. Ltd. Mr. Kahn does not make day-to-day voting or investment decisions with respect to the Ordinary Shares held by Aurum Ventures M.K.I. Ltd. and therefore disclaims beneficial ownership of them except to the extent of his pecuniary interest therein. Aurum Ventures M.K.I Ltd.’s address is 16 Aba Hillel St, Ramat Gan, Israel, 5250608. Based on information provided to us by Aurum Ventures M.K.I Ltd. on January 18, 2024.

(4)

The beneficial ownership is based on the information provided to us in connection with the filing of our registration statement on Form F-3 on February 1, 2024 of the following entities: AIGH Investment Partners LP, WVP Emerging Manager Onshore Fund, LLC - AIGH Series, and WVP Emerging Manager Onshore Fund, LLC - Optimized Equity Series (together referred to as AIGH Investment Partners), and includes (i) 479,246 Ordinary Shares issued and outstanding; (ii) 227,619 pre-funded warrants; and (iii) 706,865 Ordinary Shares issuable upon the exercise of warrants. The percentage in the table above gives effect to the 9.99% beneficial ownership limitation set forth under the terms of the pre-funded warrants and warrants. Orin Hirschman has the voting and dispositive power over the shares held by AIGH Investment Partners. AIGH Investment Partners’ address is 6006 Berkeley Ave., Baltimore, MD, 21209. Based on information provided to us by AIGH Investment Partners on January 23, 2024.

(5)

The beneficial ownership is based on the information provided to us in connection with the filing of our registration statement on Form F-3 on February 1, 2024 and includes (i) 499,101 Ordinary Shares issued and outstanding; and (ii) 415,800 Ordinary Shares issuable upon the exercise of warrants. Yehuda Nir’s address is 14 Moshe Lerer St., Ness Ziona, Israel, 7404981. Based on information provided to us by Yehuda Nir on January 14, 2024.

(6)

The beneficial ownership is based on the information provided to us in connection with the filing of our registration statement on Form F-3 on February 1, 2024 and includes (i) 374,263 Ordinary Shares issued and outstanding; (ii) 36,563 Ordinary Shares issued and outstanding held by affiliated entities; (iii) 270,270 Ordinary Shares issuable upon the exercise of warrants. The percentage in the table above gives effect to the 9.99% beneficial ownership limitation set forth under the terms of the warrants. Xenia Venture Capital Limited, or Xenia, is an investment holding company. The entire share capital of Centaurus Investments Limited, the parent holding company of Xenia, is held by Geneva Trust Company (GTC) SA (as trustee of the VT Two Trust). Geneva Trust Company (GTC) SA (a subsidiary of Geneva Holding Company (GHC) SA), as trustee of VT Two Trust, has the authority to dispose of and exercise control over the disposal of the assets of the VT Two Trust. POD Sàrl, of which Mr. Rodney Hodges holds 100% of the share capital, wholly owns Geneva Holding Company (GHC) SA. Mr. Hodges does not make day-to-day voting or investment decisions with respect to the Ordinary Shares held by Xenia and therefore disclaims beneficial ownership of them except to the extent of his pecuniary interest therein. Xenia’s address is Yigal Alon 76, Tel Aviv, Israel, 6706701. Based on information provided by Xenia on January 21, 2024.

(7)

The beneficial ownership is based on the information provided to us in connection with the filing of our registration statement on Form F-3 on February 1, 2024 and by DAFNA Lifescience Select LP and DAFNA Lifescience LP (together referred to as “DAFNA Lifescience”) and includes (i) 207,900 Ordinary Shares issued and outstanding; and (ii) 207,900 Ordinary Shares issuable upon the exercise of warrants. Fariba Ghodsian has the voting and dispositive power over the shares held by DAFNA Lifescience. DAFNA Lifesciences address is 10990 Wilshire Blvd., Suite 1400, Los Angeles, CA, 90024. Based on information provided to us by DAFNA Lifescience on January 24, 2024.

(8)

The beneficial ownership is based the information provided to us in connection with the filing of our registration statement on Form F-3 on February 1, 2024 and includes (i) 415,800 Ordinary Shares issued and outstanding and (ii) 415,800 Ordinary Shares issuable upon the exercise of warrants. The percentage in the table above gives effect to the 9.99% beneficial ownership limitation set forth under the terms of the warrants. Steven Salamon has the voting and dispositive power over the shares held by Investor Company ITF Rosalind Master Fund L.P. Investor Company ITF Rosalind Master Fund L.P.’s address is TD Waterhouse, 77 Bloor St. W, Toronto, ON, Canada, M5S 1M2. The information is based solely on information provided to us in the documentation for the January 2024 Private Placement.

(9)

The beneficial ownership is based on the information provided to us in connection with the filing of our registration statement on Form F-3 on February 1, 2024 and includes (i) 249,480 Ordinary Shares issued and outstanding and (ii) 249,480 Ordinary Shares issuable upon the exercise of warrants. Martin Chopp has the voting and dispositive power over the shares held by the Hewlett Fund LP. The Hewlett Fund LP’s address is 100 Merrick Road, Suite 400W, Rockville Center, NY 11570. Based on information provided to us by the Hewlett Fund LP. on January 24, 2024.

(10)

The beneficial ownership is based on the information provided to us in connection with the filing of our registration statement on Form F-3 on February 1, 2024 and includes (i) 263,638 Ordinary Shares issued and outstanding; and (iii) 207,900 Ordinary Shares issuable upon the exercise of warrants. Mr. Aharon Lukach’s address is c/o Eli Cohen 9, Tel Aviv, Israel, 6963005. Based on information provided to us by Mr. Lukach as of January 23, 2024.

(11)	Consists of (i) 467 Ordinary Shares and (ii) 9,483 Ordinary Shares issuable upon exercise of outstanding options that are exercisable within 60 days. In addition, Ms. Czaczkes Akselbrad holds options to purchase 34,812 Ordinary Shares that are not exercisable within 60 days. Ms. Czaczkes Akselbrad’s options have expiration dates ranging from July 10, 2024 to October 9, 2033, and a weighted average exercise price of $19.24.

(12)	Consists of 3,719 Ordinary Shares issuable upon exercise of outstanding options that are exercisable within 60 days. In addition, Ms. Hazan holds options to purchase 16,344 Ordinary Shares that are not exercisable within 60 days. Ms. Hazan’s options have expiration dates ranging from April 5, 2026 to August 7, 2033, and a weighted average exercise price of $14.67.

(13)	Consists of (i) 267 Ordinary Shares and (ii) 2,416 Ordinary Shares issuable upon exercise of outstanding options that are exercisable within 60 days. In addition, Mr. Warshavsky holds options to purchase 8,711 Ordinary Shares that are not exercisable within 60 days. Mr. Warshavsky’s options have expiration dates ranging from November 9, 2030 to August 7, 2033, and a weighted average exercise price of $14.76

(14)	Consists of 2,157 Ordinary Shares issuable upon exercise of outstanding options that are exercisable within 60 days. In addition, Mr. Missulawin holds options to purchase 11,015 Ordinary Shares that are not exercisable within 60 days. Mr. Missulawin’s options have expiration dates ranging from June 22, 2024 to August 7, 2033, and a weighted average exercise price of $14.07.

(15)	Consists of (i) 2,760 Ordinary Shares and (ii) 923 Ordinary Shares issuable upon exercise of outstanding options that are exercisable within 60 days. Prof. Barenholz’s options have an expiration date of April 13, 2031 to May 5, 2033, and a weighted average exercise price of $19.13.

(16)	Consists of 1,520 Ordinary Shares issuable upon exercise of outstanding options that are exercisable within 60 days. Mr. Dror’s options have an expiration date of June 18, 2030 to May 5, 2033, and a weighted average exercise price of $20.67.

(17)	Consists of (i) 467 Ordinary Shares and (ii) 2,715 Ordinary Shares issuable upon exercise of outstanding options that are exercisable within 60 days. Mr. Jacob’s options have an expiration date of August 7, 2029 to May 5, 2033, and a weighted average exercise price of $21.73.

(18)	Consists of (i) 833 Ordinary Shares and (ii) 1,520 Ordinary Shares issuable upon exercise of outstanding options that are exercisable within 60 days. Mr. Krinsky’s options have an expiration date of August 7, 2029 to May 5, 2033, and a weighted average exercise price of $20.67.

(19)	Consists of 157 Ordinary Shares issuable upon exercise of outstanding options that are exercisable within 60 days. Mr. BenAmram holds options to purchase 468 Ordinary Shares that are not exercisable within 60 days. Mr. BenAmram’s options have expiration date of May 8, 2033, and a weighted average exercise price of $11.40.

(20)	Consists of 1,720 Ordinary Shares issuable upon exercise of outstanding options that are exercisable within 60 days. Mr. Stein’s options have an expiration date of June 18, 2030 to May 5, 2033, and a weighted average exercise price of $20.95.

Changes in Ownership of Major Shareholders

Over the course of 2023, there were no material increases in the percentage ownership of our major shareholders’, however, all of the holders above 5% have increased their holdings due to the January 2024 Private Placement.

Over the course of 2022, there were no material increases in the percentage ownership of our major shareholders. On the other hand, there were decreases in the percentage ownership of entities affiliated with Shavit Capital Funds (from 6.1% to 2.1%).

Over the course of 2021, we are not aware of any material increases or decrease in the percentage ownership of our major shareholders.

Record Holders

As of March 6, 2024, there were a total of 50 holders of record of our shares, of which 16 record holders had registered addresses in the United States. This number is not representative of the number of beneficial holders of our shares nor is it representative of where such beneficial holders reside, since many of these shares were held of record by brokers or other nominees.

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

ITEM 9. THE OFFER AND LISTING

A. Offer and Listing Details.

Our Ordinary Shares were traded under the symbol “PYPD” on the Nasdaq Global Market from June 2020 until June 2023 and have been trading under the symbol “PYPD” on the Nasdaq Capital Market since June 2023.

B. Plan of Distribution.

Not applicable.

C. Markets.

Our Ordinary Shares were listed for trading on the Nasdaq Global Market from June 2020 until June 2023 and have been listed for trading on the Nasdaq Capital Market since June 2023.

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

C. Material Contracts.

The following is a summary of each material contract, other than material contracts entered into in the ordinary course of business, to which we are or have been a party, for the two years immediately preceding the date of this annual report on Form 20-F:

●	Form of Officer Indemnity and Exculpation Agreement, filed as Exhibit 10.1 to Form F-1 (File No. 333-238978) filed on June 22, 2020. See Item 6. C. “Board Practices — Exculpation, Insurance and Indemnification of Directors and Officers” for more information about this document.

●	Compensation Policy, filed as Exhibit 99.1 to Form 6-K (File No. 001-38428) filed on April 13, 2021, and incorporated herein by reference. See Item 6. C. “Board Practices — Compensation, Nominating and Corporate Governance Committee and Compensation Policy” for more information about this document.

●	Agreement for the Provision of a Loan Facility of up to US$15 million dated April 5, 2022, by and between Kreos Capital VI (Expert Fund) LP and PolyPid Ltd., filed as Exhibit 10.1 to Form 6-K (File No. 001-38428), filed on April 6, 2022. See Item “Item 5.C- Liquidity and Capital Resources” for more information about this document.

●	Amendment to the Agreement for the Provision of a Loan Facility of up to US$15 million dated March 29, 2023, by and between Kreos Capital VI (Expert Fund) LP and PolyPid Ltd., filed as Exhibit 10.2 to Form 6-K (File No. 001-38428), filed on March 31, 2023. See Item “Item 5.C- Liquidity and Capital Resources” for more information about this document.

●	License, Distribution and Supply Agreement, dated August 2, 2022, by and between PolyPid Ltd. and Mercury Pharma Group Limited, under the trade name Advanz Pharma Holdings, filed as Exhibit 10.1 to Form 6-K (File No. 001-38428), filed on August 8, 2022. See Item “Item 4.B – Business Overview” for more information about this document.

●	Securities Purchase Agreement, dated March 29, 2023, by and among PolyPid Ltd. and the Purchasers, filed as Exhibit 10.1 to Form 6-K (File No. 001-38428), filed on March 31, 2023. See Item 5.B “Liquidity and Capital Resources —Cash Flows — Financing Activities.”

●	Form of Pre-Funded Warrant, dated March 29, 2023 filed as Exhibit 4.1 to Form 6-K (File No. 001-38428), filed on March 31, 2023. See Item 5.B “Liquidity and Capital Resources —Cash Flows — Financing Activities.”

●	Form of Securities Purchase Agreement between PolyPid Ltd. and the investors named therein, dated January 4, 2024, filed as Exhibit 99.2 to Form 6-K (File Number 001-38428), filed on January 5, 2024. See Item 5.B “Liquidity and Capital Resources —Cash Flows — Financing Activities.”

●	Form of Registration Rights Agreement between PolyPid Ltd. and the investors named therein, dated January 4, 2024, filed as Exhibit 99.3 to Form 6-K (File Number 001-38428), filed on January 5, 2024.

●	Form of Ordinary Share Purchase Warrant, filed as Exhibit 99.4 to Form 6-K (File Number 001-38428), filed on January 5, 2024. See Item 5.B “Liquidity and Capital Resources —Cash Flows — Financing Activities.”

●

Form of Pre-Funded Ordinary Share Purchase Warrant. filed as Exhibit 99.5 to Form 6-K (File Number 001-38428), filed on January 5, 2024. See Item 5.B “Liquidity and Capital Resources —Cash Flows — Financing Activities.”

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

General Corporate Tax Structure in Israel

In 2024, Israeli resident companies like us are generally subject to corporate tax at the rate of 23.0%.

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

As of January 1, 2017, an additional income tax at a rate of 3.0% is imposed on high earners whose annual taxable income or gain exceeds certain thresholds (NIS 721,560 as of January 1, 2024).

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

Capital Gains Taxes Applicable to Israeli Resident Shareholders

The income tax rate applicable to Real Capital Gain, which is the excess of the total capital gain over inflationary surplus computed generally on the basis of the increase in the Israeli consumer price index between the date of purchase and the date of disposal, derived by an Israeli individual from the sale of shares which had been purchased after January 1, 2012, whether listed on a stock exchange or not, is 25.0%. However, if such shareholder is considered a “Substantial Shareholder” (as defined above) at the time of sale or at any time during the preceding 12-month period, such gain will be taxed at the rate of 30.0%. As of January 1, 2017, an additional income tax at a rate of 3% will be imposed on high earners whose annual taxable income or gain exceeds certain thresholds (NIS 721,560).

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

Our status as a PFIC will depend on the nature and composition of our income and the nature, composition and value of our assets (which, generally may be determined based on the fair market value of each asset, with the value of goodwill and going concern value being determined in large part by reference to the market value of our Ordinary Shares, which may be volatile). Based upon the estimated value of our assets, including any goodwill, and the nature and estimated composition of our income and assets, we may be classified as a PFIC for the taxable year ended December 31, 2023 and in future taxable years In particular, so long as we do not generate revenue from operations for any taxable year and do not receive any research and development grants, or even if we receive a research and development grant, if such grant does not constitute gross income for U.S. federal income tax purposes, we likely will be classified as a PFIC for such taxable year. Even if we determine that we are not a PFIC for a taxable year, there can be no assurance that the IRS will agree with our conclusion and that the IRS would not successfully challenge our position. Our status as a PFIC is a fact-intensive determination made on an annual basis after the end of each taxable year. Accordingly, our U.S. counsel expresses no opinion with respect to our PFIC status for our taxable year ended December 31, 2023 and also expresses no opinion with regard to our expectations regarding our PFIC status in the future.

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

If we are a PFIC, a U.S. Holder will not be subject to tax under the PFIC excess distribution regime on distributions or gain recognized on Ordinary Shares if such U.S. Holder makes a valid “mark-to-market” election for our Ordinary Shares. A mark-to-market election is available to a U.S. Holder only for “marketable stock.” Our Ordinary Shares will be marketable stock as long as they remain listed on the Nasdaq Capital Market and are regularly traded, other than in de minimis quantities, on at least 15 days during each calendar quarter. If a mark-to-market election is in effect, a U.S. Holder generally would take into account, as ordinary income for each taxable year of the U.S. holder, the excess of the fair market value of Ordinary Shares held at the end of such taxable year over the adjusted tax basis of such Ordinary Shares. The U.S. Holder would also take into account, as an ordinary loss each year, the excess of the adjusted tax basis of such Ordinary Shares over their fair market value at the end of the taxable year, but only to the extent of the excess of amounts previously included in income over ordinary losses deducted as a result of the mark-to-market election. The U.S. Holder’s tax basis in Ordinary Shares would be adjusted to reflect any income or loss recognized as a result of the mark-to-market election. Any gain from a sale, exchange or other disposition of Ordinary Shares in any taxable year in which we are a PFIC would be treated as ordinary income and any loss from such sale, exchange or other disposition would be treated first as ordinary loss (to the extent of any net mark-to-market gains previously included in income) and thereafter as capital loss.

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

A non-United States corporation (other than a corporation that is classified as a PFIC for the taxable year in which the dividend is paid or the preceding taxable year) generally will be considered to be a qualified foreign corporation (a) if it is eligible for the benefits of a comprehensive tax treaty with the United States which the Secretary of Treasury of the United States determines is satisfactory for purposes of this provision and which includes an exchange of information provision, or (b) with respect to any dividend it pays on Ordinary Shares that are readily tradable on an established securities market in the United States. We believe that we qualify as a resident of Israel for purposes of, and are eligible for the benefits of, the U.S.-Israel Treaty, although there can be no assurance in this regard. Further, the IRS has determined that the U.S.-Israel Treaty is satisfactory for purposes of the qualified dividend rules and that it includes an exchange of information provision. Our Ordinary Shares will also generally be considered to be readily tradable on an established securities market in the United States if they are listed on The Nasdaq Capital Market. Therefore, subject to the discussion above under “—Passive Foreign Investment Company Consequences,” if the U.S.-Israel Treaty is applicable, or if our Ordinary Shares are readily tradable on an established securities market in the United States, such dividends will generally be “qualified dividend income” in the hands of individual U.S. Holders, provided that certain conditions are met, including holding period and the absence of certain risk reduction transaction requirements. Each U.S. Holder is advised to consult its tax advisors regarding the availability of the reduced tax rate on dividends with regard to its particular circumstances.

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

Foreign Currency Exchange Risk

We operate primarily in Israel, and approximately 56% of our expenses are denominated in NIS. We are therefore exposed to market risk, which represents the risk of loss that may impact our financial position due to adverse changes in financial market prices and rates. We are subject to fluctuations in foreign currency rates in connection with these arrangements. Changes of 5% and 10% in the U.S. dollar/NIS exchange rate would have increased/decreased operating expenses by approximately 1.2% and 2.4%, respectively, in 2023.

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

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not applicable.

ITEM 15. CONTROLS AND PROCEDURES

(a) Disclosure Controls and Procedures

Our disclosure controls and procedures are designed to provide reasonable assurance of achieving the desired control objectives. Our management, including our Chief Executive Officer and Chief Financial Officer , recognizes that any control system, no matter how well designed and operated, is based upon certain judgments and assumptions and cannot provide absolute assurance that its objectives will be met. Similarly, an evaluation of controls cannot provide absolute assurance that misstatements due to error or fraud will not occur or that all control issues and instances of fraud, if any, have been detected.

Our management, with the participation of our Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of our disclosure controls and procedures (as such term is defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) as of December 31, 2023, or the Evaluation Date. Based on such evaluation, those officers have concluded that, as of the Evaluation Date, our disclosure controls and procedures are effective in recording, processing, summarizing and reporting, on a timely basis, information required to be included in periodic filings under the Exchange Act and that such information is accumulated and communicated to management, including our principal executive and financial officers, as appropriate to allow timely decisions regarding required disclosure.

(b) Management’s Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Rule 13a-15(f) under the Exchange Act. Under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting based principally on the framework and criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission as of the end of the period covered by this report. Based on that evaluation, our management has concluded that our internal control over financial reporting was effective as of December 31, 2023 at providing reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.

(c) Attestation Report of the Registered Public Accounting Firm

This annual report does not include an attestation report of our independent registered public accounting firm regarding internal control over financial reporting due to an exemption for emerging growth companies provided in the JOBS Act.

(d) Changes in Internal Control over Financial Reporting

During the year ended December 31, 2023, there were no changes in our internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16. [Reserved].

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

Our board of directors has determined that each of Dr. Krinsky and Mr. BenAmram is an audit committee financial expert as such term is defined by the SEC rules and has the requisite financial experience as defined by the Nasdaq Rules. Each of the members of our audit committee is “independent” as such term is defined in Rule 10A-3(b)(1) under the Exchange Act and satisfies the independent director requirements under the Nasdaq Rules.

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

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

Kost, Forer, Gabbay & Kasierer, Certified Public Accountants (Israel), an independent registered public accounting firm and a member firm of EY Global, has served as our principal independent registered public accounting firm for each of the two years ended December 31, 2022 and 2023.

The following table provides information regarding fees paid by us to Kost, Forer, Gabbay & Kasierer and/or other member firms of EY Global for all services, including audit services, for the years ended December 31, 2022 and 2023:

	Year Ended December 31,
	2022	2023

Audit fees (1)	$252,000	$257,000
Audit-related fees (2)	77,000	70,000
Tax fees (3)	44,900	-
All other fees	-	-

Total	$373,900	$327,000

(1)	Includes professional services rendered in connection with the audit of our annual financial statements, review of our interim financial statements and tax returns.
(2)	Includes professional services rendered, such as comfort letters for the Sales Agreement and audit of the IIA programs, in connection with the preparation the Company’s registration statement on Form F-3.
(3)	Includes professional services rendered for tax compliance and tax advice other than in connection with the audit.

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

In accordance with Israeli law and practice and subject to the exemption set forth in Rule 5615 of the Nasdaq Stock Market rules, we have elected to follow the provisions of the Israeli Companies Law, rather than the Nasdaq Stock Market rules, with respect to the following requirements:

●	Proxy Statements. We will not be required to and, in reliance on home country practice, we do not intend to comply with certain Nasdaq Rules regarding the provision of proxy statements for general meetings of shareholders. Israeli corporate law does not have a regulatory regime for the solicitation of proxies. We intend to provide notice convening an annual general meeting, including an agenda and other relevant documents.

●	Quorum. As permitted under the Israeli Companies Law and pursuant to our amended and restated articles of association, the quorum required for an ordinary meeting of shareholders will consist of at least two shareholders present in person, by proxy or by other voting instrument in accordance with the Israeli Companies Law, who hold at least 25% of the voting power of our shares. A meeting adjourned for lack of a quorum is generally adjourned to the same day in the following week at the same time and place or to a later time or date if so specified in the summons or notice of the meeting. At the adjourned meeting, in general any shareholder present in person or by proxy shall constitute a lawful quorum, instead of 33 1/3% of the issued share capital as required under the Nasdaq Rules.

●	Nomination of our directors. The nominations for directors, which are presented to our shareholders by our board of directors, are generally made by the board of directors itself, in accordance with the provisions of our articles of association and the Israeli Companies Law. Nominations need not be made by a nominating committee of our board of directors consisting solely of independent directors or by a vote consisting solely of our independent directors in order to determine which persons shall be nominated for election by our shareholders, as required under the Nasdaq Stock Market rules.

●	Independent Directors. Under the Israeli Companies Law, we would be required to include on our board of directors at least two members, each of whom qualifies as an external director, and as to whom special qualifications and other provisions would be applicable. We would also be required to include one such external director on each of our board committees. However, as we do not have a controlling shareholder, and we comply with the requirements of the Nasdaq Stock Market with respect to the composition of our board and such committees, we therefore are exempt from the Israeli Companies Law requirements with respect thereto, including the appointment of external directors. We are required, however, to ensure that all members of our audit committee are “independent” under the Nasdaq Rules, and we must also ensure that a majority of the members of our audit committee are “independent directors” as defined in the Israeli Companies Law. Furthermore, Israeli law does not require, and our independent directors do not conduct regularly scheduled meetings at which only they are present, as otherwise required by the Nasdaq Stock Market rules.

●	Shareholder Approval. We will not be required to and, in reliance on home country practice, we do not intend to comply with certain Nasdaq Rules regarding shareholder approval for certain issuances of securities under Nasdaq Rule 5635. In particular, under the Nasdaq Rules, shareholder approval is generally required for: (i) an acquisition of shares or assets of another company that involves the issuance of 20% or more of the acquirer’s shares or voting rights or if a director, officer or 5% shareholder has greater than a 5% interest (or such persons collectively have a 10% or greater interest) in the target company or the assets to be acquired or the consideration to be received and the present or potential issuance of Ordinary Shares, or securities convertible into or exercisable for Ordinary Shares, could result in an increase in outstanding Ordinary Shares or voting power of 5% or more; (ii) the issuance of shares leading to a change of control; (iii) adoption or amendment of a stock option or purchase plan or other equity compensation arrangements, pursuant to which stock may be acquired by officers, directors, employees or consultants (with certain limited exception); and (iv) issuances of 20% or more of the shares or voting rights (including securities convertible into, or exercisable for, equity) of a listed company via a private placement (and/or via sales by directors or officers or 5% shareholders) if such equity is issued (or sold) at below a specified minimum price. By contrast, under the Israeli Companies Law, the adoption of, and material changes to, equity-based compensation plans generally require the approval of the board of directors and the compensation committee of the board of directors.

●	Approval of Related Party Transactions. All related party transactions are approved in accordance with the requirements and procedures for approval of interested party acts and transactions as set forth in the Israeli Companies Law, which requires the approval of the audit committee, or the compensation committee, as the case may be, the board of directors and shareholders, as may be applicable, for specified transactions, rather than approval by the audit committee or other independent body of our board of directors as required under the Nasdaq Stock Market rules.

●	Annual Shareholders Meeting. We will not be required to and, in reliance on home country practice, we do not intend to comply with Nasdaq Stock Market Rule 5620(a), which requires a listed company to hold its annual shareholders meeting within one year of the company’s fiscal year-end. Under the Israeli Companies Law, we are required to hold an annual shareholders meeting each calendar year and within 15 months of the last annual shareholders meeting.

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

ITEM 16I. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

ITEM 16J. INSIDER TRADING POLICIES

Not applicable.

ITEM 16K. CYBERSECURITY.

Our Board recognizes the critical importance of maintaining the trust and confidence of our business partners and employees. The Board is actively involved in oversight of our risk management program, and cybersecurity represents an important component of our overall approach to risk management. Our cybersecurity policies, standards, processes and practices are fully integrated into our risk management program and are based on recognized frameworks established by HIPAA, GDPR and GMP industry standards. In general, we seek to address cybersecurity risks through a comprehensive, cross-functional approach that is focused on preserving the confidentiality, security and availability of the information that we collect and store by identifying, preventing and mitigating cybersecurity threats and effectively responding to cybersecurity incidents when they occur.

Risk Management and Strategy

As part of the critical elements of our overall risk management approach, our cybersecurity program is focused on the following key areas:

●	Governance: As discussed in more detail under the heading “Governance,” the Board oversees our risk management process, including the management of risks arising from cybersecurity threats.

●	Collaborative Approach: The Company has implemented a comprehensive, cross-functional approach to identifying, preventing and mitigating cybersecurity threats and incidents, while also implementing controls and procedures that provide for the prompt escalation of certain cybersecurity incidents so that decisions regarding the public disclosure and reporting of such incidents can be made by management in a timely manner.

●	Technical Safeguards: The Company deploys technical safeguards that are designed to protect the Company’s information systems from cybersecurity threats, including firewalls, intrusion prevention and detection systems, anti-malware functionality and access controls, which are evaluated and improved through vulnerability assessments and cybersecurity threat intelligence.

●	Incident Response and Recovery Planning: The Company has established and maintains comprehensive incident response and recovery plans that fully address the Company’s response to a cybersecurity incident, and such plans are tested and evaluated on a regular basis.

●	Education and Awareness: The Company provides regular, mandatory training for personnel regarding cybersecurity threats as a means to equip the Company’s personnel with effective tools to address cybersecurity threats, and to communicate the Company’s evolving information security policies, standards, processes and practices.

We engage in the periodic assessment and testing of our policies, standards, processes and practices that are designed to address cybersecurity threats and incidents. These efforts include a wide range of activities, including audits, assessments, threat modeling, vulnerability testing, and other exercises focused on evaluating the effectiveness of our cybersecurity measures and planning. We periodically engage third parties to perform assessments on our cybersecurity measures, including information security maturity assessments, audits and independent reviews of our information security control environment and operating effectiveness. The results of such assessments, audits and reviews are reported to the Audit Committee and the Board, and we adjust our cybersecurity policies, standards, processes and practices as necessary based on the information provided by these assessments, audits and reviews.

Governance

The Board oversees our risk management process, including the management of risks arising from cybersecurity threats. The Board receives periodic presentations and reports on cybersecurity risks, which address a wide range of topics including recent developments, evolving standards, vulnerability assessments, third-party and independent reviews, the threat environment, technological trends and information security considerations arising with respect to our third parties. The Board also receives prompt and timely information regarding any cybersecurity incident that meets established reporting thresholds, as well as ongoing updates regarding any such incident until it has been addressed.

The Company’s IT Manager works collaboratively across the Company to implement a program designed to protect the Company’s information systems from cybersecurity threats and to promptly respond to any cybersecurity incidents in accordance with the Company’s incident response and recovery plans. To facilitate the success of the Company’s cybersecurity risk management program, external third party vendors are retained to address cybersecurity threats and to respond to cybersecurity incidents. The IT Manager monitors the prevention, detection, mitigation and remediation of cybersecurity threats and incidents in real time, and will report such threats to Company’s management and Board.

Our IT Manager is Mr. Tom Kinsbrum, who has over 13 years of experience in the Information Technology (IT) and cybersecurity fields. Mr. Kinsbrum is a graduate of CISO (Chief Information Security Officer) training program and has vast experience in Microsoft based environments as well as in managing risks arising from cybersecurity threats.

Cybersecurity threats, including as a result of any previous cybersecurity incidents, have not materially affected or are reasonably likely to affect the Company, including its business strategy, results of operations or financial condition.

PART III

ITEM 17. FINANCIAL STATEMENTS

We have elected to provide financial statements and related information pursuant to Item 18.

ITEM 18. FINANCIAL STATEMENTS

The consolidated financial statements and the related notes required by this Item are included in this annual report on Form 20-F beginning on page F-1.

ITEM 19. EXHIBITS.

Exhibit	Description

1.1	Amended and Restated Articles of Association of PolyPid Ltd., filed as Exhibit 99.1 to Form 6-K (File No. 001-38428) filed on May 8, 2023, and incorporated herein by reference.

2.1	Form of Pre-Funded Warrant, filed as Exhibit 4.1 to Form 6-K (File No. 001-38428), filed on March 31, 2023, and incorporated herein by reference.

2.2	Form of Ordinary Share Purchase Warrant, filed as Exhibit 99.4 to Form 6-K (File Number 001-38428), filed on January 5, 2024.

2.3	Form of Pre-Funded Ordinary Share Purchase Warrant. filed as Exhibit 99.5 to Form 6-K (File Number 001-38428), filed on January 5, 2024.

2.4	Description of Securities (filed herewith).

4.1	Form of Officer Indemnity and Exculpation Agreement, filed as Exhibit 10.1 to Form F-1 (File No. 333-238978) filed on June 22, 2020, and incorporated herein by reference.

4.2	Compensation Policy, filed as Exhibit 99.1 to Form 6-K (File No. 001-38428) filed on April 13, 2021, and incorporated herein by reference.

4.3	Amended and Restated PolyPid Ltd. 2012 Share Option Plan, filed as Exhibit 99.1 to Form 6-K (File No. 001-38428) filed on October 10, 2023, and incorporated herein by reference.

4.4	Lease Agreement, dated March 27, 2014, by and between PolyPid Ltd. and Ogen Yielding Real Estate Ltd. (unofficial English translation from Hebrew original), filed as Exhibit 10.4 as Exhibit 10.4 to Form F-1 (File No. 333-238978) filed on June 22, 2020, and incorporated herein by reference.

4.5	Addendum to Lease Agreement, dated July 1, 2014, by and between PolyPid Ltd. and Ogen Yielding Real Estate Ltd. (unofficial English translation from Hebrew original), filed as Exhibit 10.4.1 to Form F-1 (File No. 333-238978) filed on June 22, 2020, and incorporated herein by reference.

4.6	Second Addendum to Lease Agreement, dated July 23, 2017, by and between PolyPid Ltd. and Ogen Yielding Real Estate Ltd. (unofficial English translation from Hebrew original), filed as Exhibit 10.4.2 to Form F-1 (File No. 333-238978) filed on June 22, 2020, and incorporated herein by reference.

4.7	Third Addendum to Lease Agreement, dated November 28, 2017, by and between PolyPid Ltd. and Ogen Yielding Real Estate Ltd. (unofficial English translation from Hebrew original), filed as Exhibit 10.4.3 to Form F-1 (File No. 333-238978) filed on June 22, 2020, and incorporated herein by reference.

4.8	Fourth Addendum to Lease Agreement, dated January 22, 2018, by and between PolyPid Ltd. and Ogen Yielding Real Estate Ltd. (unofficial English translation from Hebrew original), filed as Exhibit 10.4.4 to Form F-1 (File No. 333-238978) filed on June 22, 2020, and incorporated herein by reference.

4.9	Fifth Addendum to Lease Agreement, dated November 4, 2018, by and between PolyPid Ltd. and Ogen Yielding Real Estate Ltd. (unofficial English translation from Hebrew original), filed as Exhibit 10.4.5 to Form F-1 (File No. 333-238978) filed on June 22, 2020, and incorporated herein by reference.

4.10	Sixth Addendum to Lease Agreement, dated December 15, 2019, by and between PolyPid Ltd. and Ogen Yielding Real Estate Ltd. (unofficial English translation from Hebrew original), filed as Exhibit 10.4.6 to Form F-1 (File No. 333-238978) filed on June 22, 2020, and incorporated herein by reference.

4.11	Seventh Addendum to Lease Agreement, dated April 11, 2021 by and between PolyPid Ltd. and Ogen Yielding Real Estate Ltd. (unofficial English translation from Hebrew original), filed as Exhibit 4.11 to Form 20-F (File No. 001-38428) filed on February 28, 2022, and incorporated herein by reference.

4.12	Eighth Addendum to Lease Agreement, dated August 9, 2021, by and between PolyPid Ltd. and Ogen Yielding Real Estate Ltd. (unofficial English translation from Hebrew original), filed as Exhibit 4.12 to Form 20-F (File No. 001-38428) filed on February 28, 2022, and incorporated herein by reference.

4.13	Ninth Addendum to Lease Agreement, dated October 26, 2021, by and between PolyPid Ltd. and Ogen Yielding Real Estate Ltd. (unofficial English translation from Hebrew original), filed as Exhibit 4.13 to Form 20-F (File No. 001-38428) filed on February 28, 2022, and incorporated herein by reference.

4.14	Tenth Addendum to Lease Agreement, dated January 25, 2022, by and between PolyPid Ltd. and Ogen Yielding Real Estate Ltd. (unofficial English translation from Hebrew original), filed as Exhibit 4.14 to Form 20-F (File No. 001-38428) filed on February 28, 2022, and incorporated herein by reference.

4.15	Eleventh Addendum to Lease Agreement, dated January 14, 2024, by and between PolyPid Ltd. and Ogen Yielding Real Estate Ltd. (unofficial English translation from Hebrew original).

4.16	Sales Agreement, dated July 2, 2021, by and between PolyPid Ltd. and Cantor Fitzgerald & Co., filed as Exhibit 10.1 to form F-3 (File No. 333-257651) filed on July 2, 2021, and incorporated herein by reference.

4.17	Agreement for the Provision of a Loan Facility of up to US$15,000,000 dated April 5, 2022, by and between Kreos Capital VI (Expert Fund) LP and PolyPid Ltd., filed as Exhibit 10.1 to Form 6-K (File No. 001-38428), filed on April 6, 2022, and incorporated herein by reference.

4.18	First Amendment to the Agreement for the Provision of a Loan Facility of up to US$15,000,000 dated March 29, 2023, by and between Kreos Capital VI (Expert Fund) LP and PolyPid Ltd., filed as Exhibit 10.2 to Form 6-K (File No. 001-38428), filed on March 31, 2023, and incorporated herein by reference.

4.19	License, Distribution and Supply Agreement, dated August 2, 2022, by and between PolyPid Ltd. and Mercury Pharma Group Limited, under the trade name Advanz Pharma Holdings, filed as Exhibit 10.1 to Form 6-K (File No. 001-38428), filed on August 8, 2022, and incorporated herein by reference.

4.20	Form of Securities Purchase Agreement, dated March 29, 2023, by and between the Company and the purchasers named therein, filed as Exhibit 10.1 to Form 6-K (File No. 001-38428), filed on March 31, 2023, and incorporated herein by reference.

4.21	Form of Securities Purchase Agreement between PolyPid Ltd. and the investors named therein, dated January 4, 2024, filed as Exhibit 99.2 to Form 6-K (File Number 001-38428), filed on January 5, 2024.

4.22	Form of Registration Rights Agreement between PolyPid Ltd. and the investors named therein, dated January 4, 2024, filed as Exhibit 99.3 to Form 6-K (File Number 001-38428), filed on January 5, 2024.

8.1	List of Subsidiaries, filed as Exhibit 8.1 to form 20-F (File No. 001-38428) filed on March 5, 2021 and incorporated herein by reference.

12.1	Certification of the Principal Executive Officer pursuant to rule 13a-14(a) of the Securities Exchange Act of 1934.

12.2	Certification of the Principal Financial Officer pursuant to rule 13a-14(a) of the Securities Exchange Act of 1934.

13.1	Certification of the Principal Executive Officer pursuant to 18 U.S.C. 1350, furnished herewith.

13.2	Certification of the Principal Financial Officer pursuant to 18 U.S.C. 1350, furnished herewith.

15.1	Consent of Kost, Forer, Gabbay & Kasierer, Certified Public Accountants (Israel), an independent registered public accounting firm and a member firm of EY.

97.1	Clawback Policy

101	The following financial information from the Registrant’s Annual Report on Form 20-F for the year ended December 31, 2023, formatted in XBRL (eXtensible Business Reporting Language): (i) Report of Independent Registered Public Accounting Firm; (ii) Consolidated Balance Sheets; (iii) Consolidated Statements of Operations; (iv) Consolidated Statements of Changes in Convertible Preferred Shares and Shareholders’ Equity (Deficit); (v) Consolidated Statements of Cash Flows; and (vi) Notes to the Consolidated Financial Statements, tagged as blocks of text and in detail.

104	Cover Page Interactive Data File (embedded within the Inline XBRL document).

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on Form 20-F filed on its behalf.

POLYPID LTD.

Date: March 6, 2024	By:	/s/ Dikla Czaczkes Akselbrad
Dikla Czaczkes Akselbrad
Chief Executive Officer and Director

POLYPID LTD.

AND ITS SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2023

AUDITED

- - - - - - - - - - - - - - - - - - -

Kost Forer Gabbay & Kasierer 2 Pal-Yam Blvd. Brosh Bldg. Haifa 3309502, Israel	Tel: +972-4-8654000 Fax: +972-3-5633439 ey.com

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors of

POLYPID LTD.

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheets of PolyPid Ltd. and its subsidiaries (the “Company”) as of December 31, 2023 and 2022, the related consolidated statements of operations, changes in shareholders’ equity (deficit) and cash flows for each of the three years in the period ended December 31, 2023, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2023 and 2022, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2023, in conformity with U.S. generally accepted accounting principles.

The Company’s Ability to Continue as a Going Concern

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1.c to the financial consolidated statements, the Company has suffered recurring losses from operations and has stated that substantial doubt exists about the Company’s ability to continue as a going concern. Management’s evaluation of the events and conditions and management’s plans regarding these matters are also described in Note 1.c. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

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
A Member of EY Global
We have served as the Company’s auditor since 2010.

Haifa, Israel
March 6, 2024

POLYPID LTD. AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands

	December 31,
	2023	2022

ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$5,309	$8,552
Restricted deposits	300	511
Short-term deposits	-	4,042
Prepaid expenses and other current assets	458	1,089

Total current assets	6,067	14,194

LONG-TERM ASSETS:
Property and equipment, net	7,621	9,247
Operating lease right-of-use assets	1,597	2,431
Other long-term assets	87	99

Total long-term assets	9,305	11,777

Total assets	$15,372	$25,971

The accompanying notes are an integral part of the consolidated financial statements.

POLYPID LTD. AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands (except share and per share data)

	December 31,
	2023	2022

LIABILITIES AND SHAREHOLDERS’ EQUITY (DEFICIT)

CURRENT LIABILITIES:
Current maturities of long-term debt	$4,003	$4,024
Accrued expenses and other current liabilities	1,971	2,429
Trade payables	772	1,141
Current maturities of operating lease liabilities	540	959

Total current liabilities	7,286	8,553

LONG-TERM LIABILITIES:
Long-term debt	6,379	7,574
Deferred revenues	2,548	2,548
Long-term operating lease liabilities	857	1,173
Other liabilities	398	294

Total long-term liabilities	10,182	11,589

COMMITMENTS AND CONTINGENT LIABILITIES

SHAREHOLDERS’ EQUITY (DEFICIT):
Ordinary shares, no par value *) - Authorized: 107,800,000 and 47,800,000 shares at December 31, 2023 and 2022, respectively; Issued and outstanding: 1,653,559 and 669,605 shares at December 31, 2023 and 2022, respectively	-	-
Additional paid-in capital	236,213	220,273
Accumulated deficit	(238,309)	(214,444)

Total shareholders’ equity (deficit)	(2,096)	5,829

Total liabilities and shareholders’ equity (deficit)	$15,372	$25,971

*)	Prior period results have been retroactively adjusted to reflect the 1-for-30 reverse share split affected on September 18, 2023 (see Note 1b).

The accompanying notes are an integral part of the consolidated financial statements.

POLYPID LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

U.S. dollars in thousands (except share and per share data)

	Year Ended December 31,
	2023	2022	2021

Operating expenses:
Research and development, net	$16,148	$27,990	$30,553
Marketing and business development	1,196	2,888	2,983
General and administrative	5,523	8,010	9,609

Operating loss	22,867	38,888	43,145
Financial (income) expense, net	929	540	(544)

Loss before income tax	23,796	39,428	42,601
Income tax expense	69	129	-

Net loss	$23,865	$39,557	$42,601

Loss per share:
Basic	$16.99	$61.09	$68.27
Diluted	$16.93	$61.09	$68.27

Weighted-average Ordinary shares outstanding:
Basic	1,404,368	647,556	624,051
Diluted	1,421,308	647,556	624,051

*)	Prior period results have been retroactively adjusted to reflect the 1-for-30 reverse share split affected on September 18, 2023 (see Note 1b).

The accompanying notes are an integral part of the consolidated financial statements.

POLYPID LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY (DEFICIT)

U.S. dollars in thousands (except share data)

	Number of Ordinary shares *)	Additional paid-in capital	Accumulated deficit	Total shareholders’ equity (deficit)

Balances as of January 1, 2021	624,365	$205,063	$(132,286)	$72,777

Share-based compensation	-	4,750	-	4,750
Exercise of warrants	6,149	632	-	632
Exercise of options	2,579	402	-	402
Loss	-	-	(42,601)	(42,601)

Balances as of December 31, 2021	633,093	$210,847	$(174,887)	$35,960

Share-based compensation	-	4,307	-	4,307
Issuance of Ordinary shares, net (1)	35,505	4,423	-	4,423
Issuance of warrants	-	588	-	588
Exercise of options	1,007	108	-	108
Net loss	-	-	(39,557)	(39,557)

Balances as of December 31, 2022	669,605	$220,273	$(214,444)	$5,829

Share-based compensation	-	3,391	-	3,391
Issuance of Ordinary shares, net (2)	637,660	8,723	-	8,723
Issuance of pre-funded warrants, net (3)	-	3,987	-	3,987
Modification of warrants	-	31	-	31
Reclassification of pre-funded warrants to Liabilities	-	(2,106)	-	(2,106)
Reclassification of pre-funded warrants to Equity	-	1,905	-	1,905
Cashless exercise of pre-funded warrants	345,151	-	-	-
Exercise of options	1,143	9	-	9
Net loss	-	-	(23,865)	(23,865)

Balances as of December 31, 2023	1,653,559	$236,213	$(238,309)	$(2,096)

(1)	Net of issuance costs of $222.
(2)	Net of issuance costs of $757.
(3)	Net of issuance costs of $362.

*)	Prior period results have been retroactively adjusted to reflect the 1-for-30 reverse share split affected on September 18, 2023 (see Note 1b).

The accompanying notes are an integral part of the consolidated financial statements.

POLYPID LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands (except share data)

	Year Ended December 31,
	2023	2022	2021

Cash flows from operating activities:
Net loss	$(23,865)	$(39,557)	$(42,601)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation of property and equipment	1,822	1,721	1,118
Remeasurement of warrants	(201)	-	-
Non-cash financial expenses, net	1,727	289	-
Share-based compensation expenses	3,391	4,307	4,750
Changes in assets and liabilities:
Prepaid expenses and other assets	641	1,185	83
Operating lease right-of-use assets	593	(2,431)	-
Operating lease liabilities	(494)	2,132	-
Trade payables	(369)	(3,095)	2,221
Deferred revenues	-	2,548	-
Accrued expenses and other liabilities	(481)	(1,416)	2,043

Net cash used in operating activities	(17,236)	(34,317)	(32,386)

Cash flows from investing activities:
Investment in bank deposits	(18,600)	(7,000)	(8,000)
Proceeds from bank deposits	22,600	25,342	47,893
Pre-payments for equipment	-	-	(340)
Purchase of property and equipment	(196)	(1,767)	(2,653)

Net cash provided by investing activities	3,804	16,575	36,900

Cash flows from financing activities:
Proceeds from exercise of warrants	-	-	632
Proceeds from exercise of options	9	108	402
Proceeds from issuance of Ordinary shares, net	8,723	4,423	-
Proceeds from long-term debt, net	-	11,711	-
Payment due to long-term debt	(2,618)	(402)	-
Payment of fees due to modification of debt	(125)	-	-
Proceeds from issuance of pre-funded warrants, net	3,987	-	-
Proceeds from issuance of warrants	-	588	-

Net cash provided by financing activities	9,976	16,428	1,034

Increase (decrease) in cash, cash equivalents and restricted deposits	(3,456)	(1,314)	5,548
Cash, cash equivalents and restricted deposits at the beginning of the year	$9,142	$10,456	$4,908

Cash, cash equivalents and restricted deposits at the end of the year	$5,686	$9,142	$10,456

The accompanying notes are an integral part of the consolidated financial statements.

POLYPID LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands (except share data)

	Year Ended December 31,
	2023	2022	2021

Supplemental disclosures of cash flows:
Interest paid	$1,038	$734	$-
Cash paid during the year for income taxes	$18	$8	$-

Supplemental disclosures of cash flow information:
Cash and cash equivalents	$5,309	$8,552	$9,819
Restricted deposits	300	511	397
Restricted deposits included in other long-term assets	77	79	240

Cash, cash equivalents and restricted deposits at the end of the year	$5,686	$9,142	$10,456

Supplemental disclosures of non-cash investing and financing information:
Property and equipment acquired by credit	$-	$100	$941
Property and equipment paid for in prior periods	$-	$340	$395
Right-of-use asset recognized with corresponding lease liability	$241	$3,528	$-
Credit line derivative	$127	$-	$-
Modification of warrants	$31	$-	$-
Cash paid for amounts included in measurement of lease liability	$1,020	$1,259	$-

The accompanying notes are an integral part of the consolidated financial statements.

POLYPID LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 1:-	GENERAL

a.	PolyPid Ltd. (the “Company”) was incorporated under the laws of Israel and commenced operations on February 28, 2008. The Company is a Phase 3 biopharmaceutical company focused on developing targeted, locally administered, and prolonged-release therapeutics using its proprietary PLEX (Polymer-Lipid Encapsulation matriX) technology. The Company’s product candidates are designed to address unmet medical needs by delivering active pharmaceutical ingredients, or APIs, locally at predetermined release rates and durations over extended periods ranging from days to several months. The Company is initially focused on the development of its lead product candidate, D-PLEX100, which incorporates an antibiotic for the prevention of surgical site infection in bone and soft tissue. Through December 31, 2023, the Company has been primarily engaged in research and development.

The Company’s wholly owned subsidiaries include a subsidiary in the United States of America (the “US Subsidiary”) and a subsidiary in Romania. The US Subsidiary’s operation focuses on marketing and business development of the Company’s operation in the United States of America.

On June 30, 2020, the Company closed its initial public offering (“IPO”) whereby 143,750 Ordinary shares were sold by the Company to the public (inclusive of 18,750 Ordinary shares pursuant to the full exercise of an overallotment option granted to the underwriters). The aggregate net proceeds received by the Company from the offering were $62,757, net of underwriting discounts and other offering costs.

b.	On September 18, 2023, the Company’s board of directors approved 1-for-30 reverse share split. No fractional shares were issued, and no cash or other consideration was paid as a result of the reverse share split. Instead, the Company issued one additional whole share of the post-reverse share split Ordinary share to any shareholder who otherwise would have received a fractional share as a result of the reverse share split. The amount of authorized Ordinary shares was not affected. All issued and outstanding share and per share amounts included in the accompanying consolidated financial statements have been adjusted to reflect this reverse share split for all periods presented.

c.	The Company’s activities since inception have consisted of performing research and development activities. Successful completion of the Company’s development programs and, ultimately, the attainment of profitable operations is dependent on future events, including, among other things, its ability to secure financing; obtain marketing approval from regulatory authorities; access potential markets; build a sustainable customer base; attract, retain and motivate qualified personnel; and develop strategic alliances. The Company’s operations are funded by its shareholders and research and development grants and the Company intends to seek further private or public financing as well as make applications for further research and development grants for continuing its operations.

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

That said, in a pre-specified subgroup ITT analysis requested by the United States (“U.S.”) Food and Drug Administration (“FDA”) of a total of 423 subjects with large incisions (>20 centimeters), the local administration of D-PLEX100 resulted in a significant reduction of 54 percent in the primary endpoint, compared to SoC alone (p=0.0032). Within the first 30 days post-surgery, SSIs decreased from 9.7% in the SoC treatment arm (n=211), as compared to 4.4% in the D-PLEX100 treatment arm (n=212).

In November 2022, the Company provided the FDA with available data from the SHIELD I study as part of a Type D meeting request. Following positive Type D meeting communication with the FDA, which took place in January 2023, on the SHIELD I Phase 3 data, the Company now has a clear regulatory pathway towards a potential new drug application (“NDA”) submission. Based on the data, particularly the 54% reduction observed in the primary endpoint in complex surgeries in a pre-specified subgroup analysis of patients with large open incisions (p=0.0032, n=423) compared to SoC, the FDA acknowledged that the SHIELD I results may provide supportive evidence on this population and recommended that the Company conduct an additional study to support a potential NDA submission. The FDA stated that the ongoing SHIELD II study could potentially serve as such a study. The FDA also recognized that D-PLEX100’s proposed indication is for the prevention of infection and has the potential for wide use.

The Company resumed recruitment into the SHIELD II trial in June 2023.

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

As of December 31, 2023, the Company had cash and cash equivalents in the total amount of $5,309. During the year ended December 31, 2023, the Company incurred a net loss of $23,865 and had negative cash flows from operating activities of $17,236. In addition, the Company had an accumulated deficit of $238,309 at December 31, 2023.

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

The accompanying consolidated financial statements have been prepared in United States of America dollars (“$” or “U.S. dollars”).

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

e.	Restricted deposits:

Restricted cash is primarily invested in a bank deposit and is used as security for the Company’s lease commitments and for its forward and options transactions activities (see Note 2p).

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

Property and equipment are stated at cost, net of accumulated depreciation. Depreciation is calculated using the straight-line method over the estimated useful lives of the assets at the following rates:

%
Computers and software	33
Laboratory equipment	10 – 15
Furniture and office equipment	15
Leasehold improvements	Over the shorter of the term of the lease or its useful life

i.	Leases:

The Company adopted ASC No. 842, “Leases”, which requires the recognition of lease assets and lease liabilities by lessees for leases classified as operating leases. The Company determines if an arrangement is a lease at inception. The Company’s assessment is based on: (1) whether the contract includes an identified asset, (2) whether the Company obtains substantially all of the economic benefits from the use of the asset throughout the period of use, and (3) whether the Company has the right to direct how and for what purpose the identified asset is used throughout the period of use.

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

Right-of-use (“ROU”) assets and liabilities are recognized on the commencement date based on the present value of remaining lease payments over the lease term. For this purpose, the Company considers only payments that are fixed and determinable at the time of commencement. As most of the Company’s leases do not provide an implicit rate, the Company uses its incremental borrowing rate based on information available on the commencement date in determining the present value of lease payments. All ROU assets are reviewed for impairment. The lease terms may include options to extend or terminate the lease when it is reasonably certain that the Company will exercise such options.

The Company also elected the practical expedient to not separate lease and non-lease components for its leases. The Company elected to not recognize a lease liability and a ROU asset for lease with a term of twelve months or less.

j.	Impairment of long-lived assets:

The Company’s long-lived assets are reviewed for impairment in accordance with ASC No. 360, “Property, Plant and Equipment”, whenever events or changes in circumstances indicate that the carrying amount of the asset may not be recoverable. Recoverability of an asset to be held and used is measured by a comparison of the carrying amount of an asset (assets group) to the future undiscounted cash flows expected to be generated by the asset. If such asset (assets group) is considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the asset exceeds its fair value.

As of December 31, 2023 and 2022, no impairment losses have been identified.

k.	Research and development, net expenses:

Research and development expenses consist of personnel costs (including salaries, benefits and share-based compensation), materials, consulting fees and payments to subcontractors, chemical, manufacturing and control activities, costs associated with obtaining regulatory approvals, executing pre-clinical and clinical studies and maintenance and prosecution of the Company’s intellectual property rights. In addition, research and development expenses include overhead allocations consisting of various administrative and facilities related costs. The Company charges research and development expenses as expenses when incurred and are presented net of government grants (see Note 2l).

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

POLYPID LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (CONT.)

l.	Grants and participations: (Cont.)

Since the payment of royalties is not probable when the grants are received, the Company does not record a liability for amounts received from IIA until the related revenues are recognized. In the event of failure of a project that was partly financed by IIA, the Company will not be obligated to pay any royalties or repay the amounts received.

The Company recognizes participations in research and development, as a reduction from research and development expenses in the amount of $83, $738 and $542 for the years ended December 31, 2023, 2022, and 2021, respectively.

From inception up until December 31, 2023, the Company received a total of $7,290 in grants, out of which royalty-bearing grants in the amount of $4,888 from the IIA, non-royalty bearing grants in the amount of $1,675 from the IIA (out of which $97 were received during the year ended December 31, 2023) and non-royalty bearing grants in the amount of $727 from the FP7.

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

POLYPID LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (CONT.)

o.	Fair value of financial instruments:

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

The Company measured the fair value of the contracts in accordance with ASC 820. Foreign currency derivative contracts are classified within Level 2 as the valuation inputs are based on quoted prices and market observable data of similar instruments. As of December 31, 2023 and 2022, the fair value of the options and forward contracts was $0 and $12, respectively, which were presented as prepaid expenses and other current assets. Financial expense (income) for the years ended December 31, 2023, 2022 and 2021, amounted to $75, $273 and ($58), respectively.

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

As of December 31, 2023 and 2022, the Company’s uncertain tax position liability was immaterial. The Company’s policy is to accrue interest and penalties related to unrecognized tax benefits in its taxes on income.

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

POLYPID LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (CONT.)

r.	Revenue Recognition: (Cont.)

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

As of December 31, 2023, the Company has yet to satisfy its performance obligation under the Agreement and, therefore, no revenues were recognized. Accordingly, the upfront payment amount was classified as a long-term deferred revenue in the Company’s consolidated balance sheet as of December 31, 2023.

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

All the Company’s employees who are Israeli citizens have subscribed to Section 14 of Israel’s Severance Pay Law, 5723-1963 (“Section 14”). Pursuant to Section 14, employees covered by this section are entitled to monthly deposits at a rate of 8.33% of their monthly salary, made on their behalf by the Company. Payments in accordance with Section 14 release the Company from any future severance liabilities in respect of those employees. Neither severance pay liability nor severance pay fund under Section 14 for such employees is recorded on the Company’s consolidated balance sheets. Severance pay expense for the years ended December 31, 2023, 2022 and 2021, amounted to $401, $537 and $547, respectively.

The US Subsidiary has a Safe Harbor 401(k) plan covering all the US Subsidiary employees. All eligible employees may elect to contribute up to 100% of their payroll compensation (minus mandatory payroll deductions) to the plan, for 2023, up to a maximum of $23 per year (for employees over 50 years of age the maximum contribution was $30 per year), as determined by the U.S. Internal Revenue Service (“IRS”). The US Subsidiary matches at 100%, on each payroll, up to 5% of the employee compensation to the plan within the IRS limits (which was set at $330 in 2023 for purposes of the plan). During the year ended December 31, 2023, the Company recorded expenses for matching contributions in the amount of $14 (for one employee), as compared to $30 in 2022 (for three employees).

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

As of December 31, 2023 and 2022, no liability due to legal matters has been accrued.

POLYPID LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (CONT.)

v.	Recently Adopted accounting pronouncements: an

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

In June 2016, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) No. 2016-13, “Financial Instruments - Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments,” which replaces the existing incurred loss impairment model with an expected credit loss model and requires a financial asset measured at amortized cost to be presented at the net amount expected to be collected. The guidance will be effective for the Company beginning January 1, 2023, and interim periods thereafter. The Company adopted ASU 2016-13 on January 1, 2023. The adoption of the standard did not result in a material impact to the Company’s consolidated financial statements.

w.	Recently issued accounting pronouncements, not yet adopted:

In November 2023, the FASB issued ASU 2023-07, “Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures”, which requires public entities to disclose information about their reportable segments’ significant expenses and other segment items on an interim and annual basis. Public entities with a single reportable segment are required to apply the disclosure requirements in ASU 2023-07, as well as all existing segment disclosures and reconciliation requirements in ASC 280 on an interim and annual basis. ASU 2023-07 is effective for fiscal years beginning after December 15, 2023, and for interim periods within fiscal years beginning after December 15, 2024, with early adoption permitted. The Company is currently evaluating the impact of adopting ASU 2023-07.

In December 2023, the FASB issued ASU 2023-09, “Income Taxes (Topic 740): Improvements to Income Tax Disclosures”, which requires public entities, on an annual basis, to provide disclosure of specific categories in the rate reconciliation, as well as disclosure of income taxes paid disaggregated by jurisdiction. ASU 2023-09 is effective for fiscal years beginning after December 15, 2025, with early adoption permitted. The Company is currently evaluating the impact of adopting ASU 2023-09.

POLYPID LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 3:-	PREPAID EXPENSES AND OTHER CURRENT ASSETS

	December 31,
	2023	2022

Prepaid expenses	$352	$552
Government authorities	96	239
Other current assets	10	298

	$458	$1,089

NOTE 4:-	PROPERTY AND EQUIPMENT, NET

	December 31,
	2023	2022

Cost:
Computers and software	$620	$613
Laboratory equipment	8,122	7,933
Furniture and office equipment	173	173
Leasehold improvements	6,503	6,503

	15,418	15,222
Accumulated depreciation	(7,797)	(5,975)

Depreciated cost	$7,621	$9,247

Depreciation expenses amounted to $1,822, $1,721 and $1,118 for the years ended December 31, 2023, 2022 and 2021, respectively.

The majority of the Company’s property and equipment is located in Israel.

NOTE 5:-	LEASES

a.	The Company’s facilities are leased under operating lease agreements for periods ending no later than 2027. The Company has bank guarantees in connection with the facilities lease agreements in the total amount of $209. Accordingly, cash, in the same amount, was restricted in bank deposits. The Company also leases motor vehicles under various operating leases, the latest of which expires in 2026.

b.	The weighted average remaining lease term as of December 31, 2023, is 3.29 years.

Weighted average discount rate is 8.45%.

c.	The components of operating lease expense for the year ended December 31, 2023, were $1,170.

POLYPID LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 5:-	LEASES (CONT.)

d.	Lease liability as of December 31, 2023, is as follows:

2024	$587
2025	414
2026	374
2027	184

Total undiscounted lease payments	1,559
Less - imputed interest	(162)

Present value of lease liabilities	$1,397

e.	The following table presents supplemental cash flow information related to the lease costs for operating leases as of December 31, 2023:

Cash paid for amounts included in measurement of lease liability:
Operating cash flows for operating leases	$1,020

ROU asset recognized with corresponding lease liability:
Operating leases	$241

NOTE 6:-	ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

	December 31,
	2023	2022

Accrued expenses	$995	$1,246
Employees and payroll accruals	958	1,167
Other liabilities	18	16

	$1,971	$2,429

NOTE 7:-	LINE OF CREDIT ARRANGEMENT

On April 5, 2022, the Company entered into a secured line of credit agreement for up to $15,000 (the “Credit Line”) with Kreos Capital VI (Expert Fund) LP (“Kreos”). The Credit Line is comprised of three tranches in the amount of $10,000, $2,500 and $2,500, respectively, in which the first tranche and in the amount of $10,000 (the “First Tranche”) and the second tranche in the amount of $2,500 (the “Second Tranche) were drawn on April 26, 2022 and July 19, 2022, respectively. In addition, in accordance with the Credit Line agreement, the Company will issue to Kreos warrants to purchase the Company’s Ordinary shares equal to 8% of the amount of each tranche, when and if borrowed, with an exercise price of $154.05 per share. The expiration date for each warrant issued will be seven years from the agreement date. Accordingly, as a result of the First Tranche and Second Tranche withdrawal, the Company issued to Kreos a warrant in the total amount of $1,000. The total number of shares issuable upon exercise is equal to the total amount divided by the exercise price.

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

The Company has concluded that the warrants should be classified as equity since the warrants are not an ASC 480 liability, are indexed to the Company’s own Ordinary share and meet all the equity classification conditions pursuant to ASC 815-40. The Company has also concluded that the FCA is not indexed to the Company’s own Ordinary share and should be measured at fair value, with changes in fair value recognized in earnings. In addition, the First Tranche and the Second Tranche term loan were accounted for using the effective interest method.

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

On March 29, 2023, the Company entered into an amendment to the Credit Line (the “Amendment”).

Pursuant to the Amendment, 70% of the remaining principal and interest repayments will be delayed and repaid on a monthly equal basis from August 2024 to May 2026. The amended secured credit line now bears an interest at the rate of 10%. In addition, the Company paid to

Kreos a restructuring fee consisting of 1% on the closing date of the Amendment and will pay an incremental 3% at the maturity of the Amendment. In return for this additional deferral of repayment, Kreos has the right to receive a potential claw-back payment on account of the then outstanding principal amount (the “Claw-Back”). This Claw-Back mechanism will be triggered by additional incoming funds from future collaboration and partnership agreements or additional funding. If triggered, the minimum Claw-Back to be paid will be $1,500, but will not exceed $3,000. During the first quarter of 2024 the Company repaid $1,500 due to the Claw-Back.

The Company evaluated the amendment under ASC 470-50, “Debt - modification and extinguishment”, and concluded that the terms of the new debt and the original debt are not substantially different, therefore the debt restructuring is accounted as debt modification where no gain or loss was recognized.

The Credit Line is denominated in U.S. dollars and bears interest at an annual rate equal to 9.25% until the Amendment and 10% from the Amendment. The interest paid due to the Credit Line for the years ended December 31, 2023 and 2022 amounted to $1,038 and $734, respectively.

During the years ended December 31, 2023 and 2022, the Company recognized $1,685 and $1,023 of interest expenses related to the Credit Line, respectively, which were included as part of financial expenses in the Company’s statements of operations.

POLYPID LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 7:-	LINE OF CREDIT ARRANGEMENT (CONT.)

In addition, the Company’s debt includes the Claw-Back feature, which meets the definition of embedded derivative under ASC 815. Consequently, the embedded derivative was bifurcated and accounted for separately at fair value. The fair value of the derivative amounted to $127 and $60 as of March 29, 2023 and December 31, 2023, respectively. Changes in the fair value of the derivative liabilities are determined at each period end. The liability due to the derivative was classified under other long-term liabilities in the consolidated balance sheet as of December 31, 2023.

Further to the above, the outstanding warrants issued to Kreos were repriced and as a result bear an exercise price of $12.60 per share. As a result of the modification, the Company recorded an incremental value in the amount of $31, that was calculated based on the Black-Scholes option pricing model, which increased the additional paid-in capital against an offset of the long-term debt due to the Credit Line.

The Company incurred debt restructuring costs, which were fully paid in cash, and are presented as a direct deduction against the carrying amount of the debt and amortized to interest expense using the effective interest method.

NOTE 8:-	COMMITMENTS AND CONTINGENT LIABILITIES

In connection with its research and development programs, through December 31, 2023, the Company received participation payments from the IIA in the aggregate amount of $4,888. In return for the IIA’s participation, the Company is committed to pay royalties at a rate of 3% of sales of the developed products, up to 100% of the amount of grants received plus interest at SOFR rate. Through December 31, 2023, no royalties have been paid or accrued.

NOTE 9:-	INCOME TAXES

a.	Corporate tax rates:

The corporate tax rate in Israel in 2023, 2022 and 2021 was 23%.

The United States of America federal rate was 21% and the state corporate income tax rates range from 6.5% to 11.5%, for the years ended December 31, 2023, 2022 and 2021. The Company didn’t account for any federal, state and foreign income tax expenses for the years ended December 31, 2023, 2022 and 2021. The Company is subject to United States of America income tax laws. There are no provisions for United States of America federal, state or other taxes for any period.

Loss before taxes is comprised as follows:

	Year Ended December 31,
	2023	2022	2021

Domestic (Israel)	$23,348	$38,274	$41,197
Foreign	448	1,154	1,404

	$23,796	$39,428	$42,601

POLYPID LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 9:-	INCOME TAXES (CONT.)

b.	Net operating losses carryforward:

The Company has accumulated losses for tax purposes as of December 31, 2023, in the amount of approximately $174,490 which may be carried forward and offset against taxable income in the future for an indefinite period.

c.	Tax assessment:

The Company has net operating losses from prior tax periods which may be subjected to examination in future periods. As of December 31, 2023, the Company’s tax years until December 31, 2018, are subject to the statute of limitation in Israel.

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

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. The Company’s deferred tax assets are comprised of operating loss carryforwards and other temporary differences. Significant components of the Company’s deferred tax assets are as follows:

	December 31,
	2023	2022
Deferred tax assets:
Carryforward losses	$40,133	$34,984
Research and development expenses	4,044	5,376
Operating lease liabilities	292	490
Reserves and allowances	207	157

Deferred tax assets before valuation allowance	44,676	41,007
Valuation allowance	(44,338)	(40,448)

Total deferred tax assets	338	559

Deferred tax liabilities:
Operating lease ROU assets	(338)	(559)

Total deferred tax liabilities	(338)	(559)

Net deferred tax assets, net	$-	$-

Management currently believes that since the Company has a history of losses, and there is uncertainty with respect to future taxable income of the Company, it is more likely than not that the deferred tax assets will not be utilized in the foreseeable future. Thus, a full valuation allowance was provided to reduce deferred tax assets to their realizable value.

For both 2023 and 2022, the main reconciling items of the Company’s statutory tax rate of 23% and the effective tax rate of (0.3)% were tax carryforward losses and other temporary differences, such as research and development expenses, for which a full valuation allowance was provided.

POLYPID LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 9:-	INCOME TAXES (CONT.)

e.	Income taxes are comprised of current tax expenses, all foreign, which amounted to $69 and $129 for the years ended December 31, 2023 and 2022, respectively.

NOTE 10:-	SHAREHOLDERS’ EQUITY (DEFICIT)

a.	Reverse Share Split:

On September 18, 2023, the Company’s board of directors approved a 1-for-30 reverse share split (See Note 1.b). Following the reverse share split, all Ordinary shares, options, warrants, exercise prices and per share data have been adjusted retroactively for all periods presented in these consolidated financial statements.

b.	Ordinary share capital (with no par value each) following the Reverse Share Split is composed as follows:

	December 31, 2023		December 31, 2022
	Authorized	Issued and outstanding	Authorized	Issued and outstanding
	Number of shares

Ordinary shares	107,800,000	1,653,559	47,800,000	669,605

c.	Controlled Equity Offering Sales Agreement (the “Sales Agreement”):

In July 2021, the Company entered into a Sales Agreement with Cantor Fitzgerald & Co. (the “Agent”), pursuant to which the Company may offer and sell, from time to time, its Ordinary shares, through the Agent in an at the market offering (“ATM’”), as defined in Rule 415(a)(4) promulgated under the Securities Act of 1933, as amended, for an aggregate offering price of up to $45,000, which was subsequently reduced to $8,707 on May 19, 2023.

During the year ended December 31, 2023, the Company sold 75,693 Ordinary Shares under the ATM for a total amount of $2,328, net of issuance cost in the amount of $92.

During the year ended December 31, 2022, the Company sold 35,505 Ordinary shares under the ATM for a total amount of $4,423, net of issuance cost in the amount of $222.

POLYPID LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 10:-	SHAREHOLDERS’ EQUITY (DEFICIT) (CONT.)

d.	On March 29, 2023, the Company entered into a private placement of unregistered pre-funded warrants to purchase up to 345,238 Ordinary shares (the “PFW”), at a price of $12.60 per PFW with certain of the Company’s existing shareholders. The PFWs have an exercise price of $0.003 per Ordinary share. Accordingly, the consideration for the PFWs amounted to $3,987, net of related placement fees and other offering expenses which amounted to a total of $362. In accordance with ASC No. 480, “Distinguishing Liabilities from Equity” (“ASC 480”), and ASC No. 815-40, “Derivatives and Hedging” (“ASC 815”), the PFWs were qualified for equity accounting.

On March 31, 2023, the Company closed a public offering which was comprised of 561,967 Ordinary shares (inclusive of 73,300 Ordinary shares pursuant to the full exercise of an overallotment option granted to the underwriters), at a public offering price of $12.60 per share (the “Public Offering”). The proceeds to the Company from the Public Offering were $6,415, net of underwriting commissions and other offering expenses which amounted to $665.

Following the Public Offering, the Company did not have a sufficient number of authorized Ordinary shares to cover 167,115 PFWs, and as a result, in accordance with ASC 815-40, these PFWs, which amounted to $2,106, were classified as a liability at fair value.

On May 5, 2023, the shareholders of the Company approved to increase the Company’s authorized share capital by 60,000,000, from 47,800,000 to 107,800,000 Ordinary shares, and as a result, in accordance with ASC 480 and 815-40, these PFWs were classified under equity accounting at their fair value, which amounted to $1,905. The change in the PFWs’ fair value was accounted for as financial expenses in the amount of $201.

On May 11, 2023, all of the PFWs were exercised into 345,151 Ordinary shares on a cashless basis.

e.	Ordinary shares rights:

The Ordinary shares confer upon their holders the right to participate in the general meetings of the Company, to vote at such meetings (each share represents one vote), and to participate in any distribution of dividends or any other distribution of the Company’s property, including the distribution of surplus assets upon liquidation.

f.	Share option plan:

The Company has authorized through its 2012 Share Option Plan, the grant of options to officers, directors, advisors, management and other key employees of up to 312,403 Ordinary shares. The options granted generally have a four-year vesting period and expire ten years after the date of grant. Options granted under the Company’s option plan that are canceled or forfeited before expiration become available for future grant.

On August 7, 2023, the Company’s board of directors approved to increase the Company’s options pool by an additional 156,667 options from 155,736 to 312,403.

As of December 31, 2023, 52,390 of the Company’s options were available for future grants.

POLYPID LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 10:-	SHAREHOLDERS’ EQUITY (DEFICIT) (CONT.)

f.	Share option plan: (Cont.)

During the first quarter of 2023, the Company decreased the exercise price of 67,385 options granted to all employees and a consultant under the 2012 Share Option Plan. As of the modification date, the options can be exercised for $23.07 (the “Repricing”). Following the Repricing, the Company accounted for an incremental value in the total amount of $562, of which $307 was recognized as of the modification date due to vested options, and the rest of the amount will be expensed based on the vesting conditions of each grant.

On May 5, 2023, the Company’s board of directors also approved a similar exercise price decrease of 17,417 options previously granted to the Company’s Chief Executive Officer and board members. Therefore, the Company accounted for an incremental value in the total amount of $63, of which $50 was recognized as of the modification date due to vested options, and the rest of the amount will be expensed based on the vesting conditions of each grant.

A summary of the status of options to employees under the Company’s option plan as of December 31, 2023, and changes during the relevant period ended on that date is presented below:

	Number of options	Weighted average exercise price	Aggregate intrinsic value	Weighted average remaining contractual life (years)

Outstanding at beginning of year	110,110	$178.99	$115	6.14
Granted	159,087	15.06
Exercised	(1,143)	6.97	$12
Forfeited and expired	(30,398)	100.82

Outstanding at end of year	237,656	$21.30	$-	8.29

Exercisable options	59,426	$47.25	$-	4.34

Vested and expected to vest	237,656	$21.30	$-	8.29

The weighted average grant date fair value of options granted during the year ended December 31, 2023, was $7.66.

The Black-Scholes assumptions used to value the employee share options at the grant dates are presented in the following table by years:

	2023	2022	2021

Dividend yield (%)	0	0	0
Expected volatility (%)	92.59–95.67	70.45–92.67	72.97–78.69
Risk-free interest rate (%)	3.38–4.71	1.81–4.30	0.62–1.32
Expected term (in years)	5.7-6.1	1.2-6	5-6

POLYPID LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 10:-	SHAREHOLDERS’ EQUITY (DEFICIT) (CONT.)

f.	Share option plan: (Cont.)

These assumptions and estimates were determined as follows:

o	Fair Value of Ordinary Shares - The fair value of each Ordinary share was based on the closing price of the Company’s publicly traded Ordinary shares as reported on the date of the grant.

o	Dividend Yield - The Company has never declared or paid any cash dividends and does not presently plan to pay cash dividends in the foreseeable future. As a result, an expected dividend yield of zero percent was used.

o	Expected Volatility - As the Company has a short trading history for its Ordinary shares, the expected volatility is derived from the average historical share volatilities of several unrelated public companies within the Company’s industry that the Company considers to be comparable to its own business over a period equivalent to the option’s expected term.

o	Risk-Free Interest Rate - The risk-free rate for the expected term of the options is based on the Black-Scholes option pricing model on the yields of United States of America Treasury securities with maturities appropriate for the expected term of employee share option awards.

o	Expected term - The expected term represents the period that options are expected to be outstanding. For option grants that are considered to be “plain vanilla,” the Company determines the expected term using the simplified method. The simplified method deems the term to be the average of the time-to-vesting and the contractual life of the options.

The total share-based compensation expense recognized by the Company’s departments for the three years ended December 31, 2023, 2022 and 2021, was comprised as follows:

	Year Ended December 31,
	2023	2022	2021

Research and development	$1,791	$2,081	$2,203
Marketing and business development	339	383	317
General and administrative	1,261	1,843	2,230

Total share-based compensation expense	$3,391	$4,307	$4,750

As of December 31, 2023, there were unrecognized compensation costs of $4,235, which are expected to be recognized over a weighted average period of approximately 2.27 years.

POLYPID LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 10:-	SHAREHOLDERS’ EQUITY (DEFICIT) (CONT.)

g.	Options issued to non-employees (including directors and consultants):

Outstanding options granted to non-employees as of December 31, 2023, were as follows:

Grant date	Options outstanding as of December 31, 2023	Average Exercise price per share ($)	Options exercisable as of December 31, 2023	Exercisable through

April 2016	199	$93.00	199	April 2026
December 2016	239	117.90	239	December 2026
June 2017	478	123.00	478	June 2027
November 2017	597	23.07	597	November 2027
August 2019	2,389	23.07	2,389	August 2029
June 2020	2,150	85.19	2,150	June 2030
April 2021	1,794	23.07	1,794	April 2031
August 2021	500	23.07	374	August 2031
December 2021	333	204.00	222	December 2031
May 2022	1,872	23.07	1,872	May 2032
November 2022	167	31.05	83	November 2032
February 2023	534	24.36	-	February 2033
May 2023	5,529	$18.13	1,633	May 2033

	16,781		12,030

No options were exercised by non-employees during the year ended December 31, 2023.

g.	Warrants:

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

As of April 26, 2022 and July 19, 2022, the relative fair value of the warrants to purchase Ordinary shares issued to Kreos was $468 and $120, respectively, which was calculated using the following assumptions:

	July 19,	April 26,
	2022	2022

Share price ($)	153.60	148.80
Exercise price ($)	154.05	154.05
Expected volatility (%)	60.57	60.81
Adjustment to risk-free interest rate (%)	3.07	2.84
Dividend yield (%)	-	-
Risk-free interest rate (%)	3.11	2.88
Expected life (in years)	6.72	6.94

During the year ended December 31, 2021, 19,334 D-2 warrants were exercised into 3,866 Ordinary shares on a cashless basis. In addition, 2,283 D-2 warrants were exercised into 2,283 Ordinary shares for a total consideration of $632. As of December 31, 2023 and 2022, no D-2 warrants were outstanding.

POLYPID LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 10:-	SHAREHOLDERS’ EQUITY (DEFICIT) (CONT.)

g.	Warrants: (Cont.)

As of December 31, 2023, all warrants are exercisable into Ordinary shares, in which the outstanding issued warrants to purchase Ordinary shares as of December 31, 2023, were as follows:

Grant date	Warrants outstanding as of December 31, 2023	Average Exercise price per share ($)		Warrants exercisable as of December 31, 2023	Exercisable through

September 2020	597		$480.00	597	September 2024
April 2022	5,193	$	*) 12.60	5,193	April 2029
July 2022	1,298	$	*) 12.60	1,298	April 2029

	7,088			7,088

*) Following the modification mentioned in Note 7.

NOTE 11:-	FINANCIAL (INCOME) EXPENSES, NET

	Year Ended December 31,
	2022	2022	2021

Financial expenses:
Financial expenses from loan	$1,618	$1,023	$-
Other financial expenses	93	316	26

Total financial expenses	1,711	1,339	26

Financial income:
Foreign currency transaction gains, net	(33)	(532)	(44)
Interest from bank deposits	(548)	(267)	(468)
Remeasurement of warrants	(201)	-	-
Other financial income	-	-	(58)

Total financial income	(782)	(799)	(570)

Total financial (income) expense, net	$929	$540	$(544)

POLYPID LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 12:-	BASIC AND DILUTED NET LOSS PER SHARE

Basic loss per share is computed using the weighted-average number of outstanding Ordinary shares during the period. Diluted loss per share is computed using the weighted-average number of outstanding Ordinary share and, when dilutive, potential Ordinary shares outstanding during the period.

The computation of loss per share is as follows:

	Year Ended December 31,
	2023	2022	2021

Basic loss per share:
Net loss	$23,865	$39,557	$42,601

Shares used in computation:
Weighted-average shares of Ordinary shares outstanding	1,404,368	647,556	624,051

Basic loss per share	$16.99	$61.09	$68.27

Diluted loss per share:
Net loss	$24,066	$39,557	$42,601

Shares used in computation:
Weighted-average shares of Ordinary shares outstanding	1,421,308	647,556	624,051

Diluted loss per share	$16.93	$61.09	$68.27

The potential ordinary shares that were excluded from the computation of diluted net loss per share attributable to ordinary shareholders for the periods presented because including them would have been anti-dilutive are as follows:

	December 31,
	2023	2022	2021
	Number of Ordinary shares

Ordinary share options	71,456	82,914	66,525
Warrants	7,088	13,775	7,284

	78,544	96,689	73,809

POLYPID LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 14:-	SUBSEQUENT EVENTS

a.	On January 4, 2024, the Company entered into a definitive securities purchase agreement for a private placement financing, led by leading U.S. life sciences-focused investors and certain existing investors. Under the securities purchase agreement, the investors purchased 3,143,693 of the Company’s Ordinary shares at a purchase price of $4.81 per share, pre-funded warrants to purchase up to 227,619 Ordinary shares at an exercise price of $0.0001 per share and warrants to purchase up to 3,371,312 Ordinary shares at an exercise price of $5.50 per share. The warrants expire upon the earlier of two years from the date of issuance and 10 trading days following the Company’s announcement of the positive recommendation by Data Safety Monitoring Board regarding the Company’s unblinded interim analysis in its SHIELD II Phase 3 trial of D-PLEX100 resulting in the stopping of the trial due to positive efficacy. The gross proceeds to the Company amounted to $16,216. Exercise of the warrants in full would result in an additional $18,542 in gross proceeds to the Company. The closing of the offering occurred on January 9, 2024.

b.	On January 14, 2024, the Company extended the lease agreement for one of its premises up until July 2027.

- - - - - - - - - - - - - - - - - - - -