Form 20-F
period 2024-12-31
PolyPid Ltd.
filed 2025-02-26
CIK 1611842

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 20-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2024

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

10,190,904 ordinary shares as of December 31, 2024.

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

The Centers for Disease Control, or CDC, estimates that SSIs result in up to $10 billion of additional hospital costs per year in the United States. The CDC also estimates that SSIs are the costliest hospital acquired infection, or HAI, type of event in the United States. SSIs occur in approximately 2% to 4% of all patients undergoing inpatient surgery and account for 20% of all HAIs in United States. In their last guidelines, the World Health Organization, or WHO, and the CDC have labeled SSIs as a high priority unmet medical need due to the associated morbidity, mortality and economic cost burden.

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

We resumed recruitment into the SHIELD II trial in June 2023. Unblinded interim analysis was conducted once the first 430 patients completed their 30-day follow-up. In December 2024, we announced that following the independent Data Safety Monitoring Board’s, or DSMB, review of unblinded efficacy data from the first 430 enrolled patients, the DSMB’s recommendation was to conclude the study upon enrollment of 800 patients, which is the lowest sample size reassessment stop after the minimum planned number of 624 patients. At this interim analysis, the DSMB also had the option to recommend stopping SHIELD II due to futility or overwhelming efficacy or to reassess the trial’s sample size to a maximum of 1,100 patients. In addition, the DSMB confirmed the good safety profile of D-PLEX100 in SHIELD II to date. As of February 26, 2025, over 700 patients were already enrolled. Enrollment completion is expected in March 2025. Top-line results are expected in the second quarter of 2025. Upon potential positive Phase 3 data, we expect to submit an NDA with the advantages of the Fast Track and Breakthrough Therapy designations, which were previously granted to D-PLEX100 in 2020.

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

Unless otherwise indicated, all references to “Company,” “we,” “our” and “PolyPid” refer to PolyPid Ltd., its wholly owned subsidiaries, PolyPid Inc., a Delaware corporation with an office in New Jersey, and PolyPid Pharma SRL, a company organized and existing under the laws of Romania. References to “U.S. dollars” and “$” are to currency of the United States of America, and references to “shekel”, “Israeli shekel” and “NIS” are to New Israeli Shekels. References to “Ordinary Shares” are to our Ordinary Shares, no par value. We report our financial statements in accordance with generally accepted accounting principles in the United States, or U.S. GAAP.

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

Risks Related to Our Financial Condition and Capital Requirements

●	We have never generated revenues, have incurred significant losses since our inception and anticipate that we will continue to incur significant losses for the foreseeable future.

●	We expect that we will need to raise substantial additional funding. Failure to obtain funding on acceptable terms and on a timely basis may require us to curtail, delay or discontinue our product development efforts or other operations.

Risks Related to the Discovery, Development and Clinical Testing of Product Candidates

●	We depend on enrollment of patients in our clinical trials in order to continue development of our product candidates.

●	Improvement in SoC infection prevention and control measures being undertaken in hospitals globally as a result of the COVID-19 pandemic may have decreased the rate of SSIs, which may adversely impact the ability of our clinical trials to demonstrate an improvement over the SoC and may ultimately reduce our commercial opportunity even if our trials are successful.

●	Regulatory approval processes of foreign regulatory authorities are lengthy, time-consuming, costly and unpredictable, and if we are ultimately unable to obtain regulatory approval for D-PLEX100 or any future product candidates, our business may fail.

●	PLEX is a novel technology, which makes it difficult to accurately and reliably predict the time and cost of development and of subsequently obtaining regulatory approval of D-PLEX100 or any future PLEX product candidates, and we are heavily dependent on the success of D-PLEX100.

●	We may be unable to successfully complete clinical development for any product candidates we may develop, including D-PLEX100.

Risks Related to Our Reliance on Third Parties

●	We rely on third parties to conduct certain elements of our preclinical studies, clinical trials and analytical tests, and perform other tasks for us. If these third parties do not successfully carry out their contractual duties, meet expected deadlines or comply with regulatory requirements, we may not be able to obtain regulatory approval for or commercialize our product candidates.

●	We rely on third parties to manufacture the raw materials that we use to create our product candidates. Our business could be harmed if third parties fail to provide us with sufficient quantities of these materials and products or fail to do so at acceptable quality levels or prices.

●	Our reliance on third parties requires us to share our trade secrets and intellectual property, which increases the possibility that a competitor will discover them or that our trade secrets and intellectual property will be misappropriated or disclosed.

Risks Related to Our Intellectual Property

●	If we are unable to obtain and maintain effective patent rights for our product candidates or any future product candidates, we may not be able to effectively protect our products and business and compete effectively in our markets.

●	If we are unable to protect the confidentiality of our trade secrets or know-how, such proprietary information may be used by others to compete against us.

●	We may not be successful in obtaining or maintaining necessary rights to our product candidates through acquisitions and in-licenses.

Risks Related to Our Business Operations

●	Our future success depends in part on our ability to retain our senior management team and to attract, retain and motivate other qualified personnel.

●	Due to our limited resources and access to capital, we must prioritize development of certain product candidates over other potential candidates. These decisions may prove to have been wrong and may adversely affect our revenues.

●	European data collection is governed by restrictive regulations governing the collection, use, processing and cross-border transfer of personal information. Failure to comply with such regulations may result in substantial fines, other administrative penalties and civil claims being brought against us.

Risks Related to Commercialization of Our Product Candidates

●	We have limited manufacturing experience and could experience production problems that result in delays in our development or commercialization programs or otherwise adversely affect our business.

●	If we are unable to establish sales and marketing capabilities or enter into agreements with third parties to market and sell our product candidates, we may be unable to generate any product revenue.

●	Delays in establishing and obtaining regulatory approval of our manufacturing process and facility or disruptions in our manufacturing process may delay or disrupt our product development and commercialization efforts.

●	It may be difficult for us to profitably sell our product candidates if coverage and reimbursement for these products, or the procedures in which they are used, is limited by government authorities and/or third-party payor policies.

Risks Related to Ownership of Our Ordinary Shares

●	The market price of our Ordinary Shares may be highly volatile, and you may not be able to resell your Ordinary Shares at or above the price you paid.

●	Our executive officers, directors and principal shareholders have the ability to exert significant control over matters submitted to our shareholders for approval.

●	We may be or may become classified as a passive foreign investment company, which means that our U.S. shareholders may suffer adverse tax consequences as a result. If a United States person is treated as owning at least 10% of our shares, such holder may be subject to adverse U.S. federal income tax consequences.

Risks Related to Israeli Law and Our Operations in Israel

●	Our headquarters and other significant operations are located in Israel. Conditions in Israel, including implications of political, economic and military instability, may adversely affect our operations and results and may limit our ability raise additional funds.

●	We received Israeli government grants for certain of our research and development activities, the terms of which may require us to pay royalties and to satisfy specified conditions in order to manufacture products and transfer technologies outside of Israel. If we fail to satisfy these conditions, we may be required to pay penalties and refund grants previously received.

●	Provisions of Israeli law and our amended and restated articles of association may delay, prevent or otherwise impede a merger with, or an acquisition of, us, which could prevent a change of control, even when the terms of such a transaction are favorable to us and our shareholders.

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

We are a Phase 3 clinical-stage biopharmaceutical company. We have incurred operating losses each year since our inception, including operating losses of $28.0 million and $22.9 million for the years ended December 31, 2024 and 2023, respectively. As of December 31, 2024, we had an accumulated deficit of $267.3 million. We have devoted substantially all of our financial resources to designing and developing our PLEX product candidates, including conducting clinical trials and preclinical studies and providing general and administrative support for these operations. We expect that we will continue to incur expenses and operating losses for the foreseeable future as we continue clinical development of D-PLEX100 for the prevention of SSIs and develop other product candidates using our PLEX technology. Our ability to ultimately achieve revenues and profitability is dependent upon our ability to successfully complete the development of D-PLEX100 and any future product candidates, obtain necessary regulatory approvals for and successfully manufacture, market and commercialize our products.

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

The report of our independent registered public accounting firm on our audited consolidated financial statements for the period ended December 31, 2024, contains an explanatory paragraph regarding substantial doubt about our ability to continue as a going concern. Our consolidated financial statements do not include any adjustments that might result from the outcome of the uncertainty regarding our ability to continue as a going concern. This going concern opinion could materially limit our ability to raise additional funds through the issuance of equity or debt securities or otherwise. Further reports on our consolidated financial statements may include an explanatory paragraph with respect to our ability to continue as a going concern. Until we can generate significant recurring revenues, we expect to satisfy our future cash needs through debt or equity financing. We cannot be certain that additional funding will be available to us on acceptable terms, if at all. If funds are not available, we may be required to delay, reduce the scope of, or eliminate research or development plans for, or commercialization efforts with respect to our products. This may raise substantial doubts about our ability to continue as a going concern.

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

To date, we have financed our operations primarily through the sale of equity securities, convertible loans made by certain of our shareholders or other loan facilities, and royalty-bearing and non-royalty bearing grants that we received from the IIA and FP7. As of February 24, 2025, we had cash, cash equivalents and short-term deposits of $10.5 million.  We will require significant additional financing to fund our operations. Our future funding requirements will depend on many factors, including but not limited to:

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

Improvement in SoC infection prevention and control measures undertaken in hospitals globally as a result of the COVID-19 pandemic may have decreased the rate of SSIs, which may adversely impact the ability of our clinical trials to demonstrate an improvement over the SoC and may ultimately reduce our commercial opportunity even if our trials are successful.

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

From time to time, we may also disclose interim data from our preclinical studies and clinical trials. Interim data from clinical trials that we may complete are subject to the risk that one or more of the clinical outcomes may materially change as patient enrollment continues and more patient data become available. For example, in December 2024, we announced positive recommendation by the independent DSMB to continue enrollment of Phase 3 SHIELD II trial of D-PLEX₁₀₀ to 800 patients, which is the lowest sample size reassessment stop after the minimum planned number of 624 patients. We view the DSMB’s recommendation to conclude SHIELD II upon the enrollment of 800 patients as a favorable outcome, as it is suggestive of positive efficacy signals from D-PLEX100. However, there is a significant risk that we will fail to achieve favorable results once the data with respect to all 800 enrolled patients become available. Adverse differences between interim data and final data could significantly harm our business prospects. Further, disclosure of interim data by us or by our competitors could result in volatility in the price of our Ordinary Shares.

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

We may find it difficult to enroll patients in our clinical trials due to various reasons, which could delay or prevent us from proceeding with such trials.

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

The ability of the FDA to review and approve new products can be affected by a variety of factors, including government budget and funding levels, statutory, regulatory, and policy changes, the FDA’s ability to hire and retain key personnel and accept the payment of user fees, and other events that may otherwise affect the FDA’s ability to perform routine functions. Average review times at the agency have fluctuated in recent years as a result. In addition, government funding of other government agencies that fund research and development activities is subject to the political process, which is inherently fluid and unpredictable. Disruptions at the FDA and other agencies may also slow the time necessary for new drugs or modifications to approved drugs to be reviewed and/or approved by necessary government agencies, which would adversely affect our business. For example, the U.S. government has threatened to shut down several times and in cases where it has certain regulatory agencies, such as the FDA, have had to consider furloughing critical FDA employees and stopping critical activities.

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

Our current and future operations may be directly or indirectly through our relationships with U.S. healthcare providers, patients and other persons and entities, subject to broadly applicable fraud and abuse and other healthcare laws and regulations that may constrain our business or financial arrangements and relationships through which we research, market, sell and distribute our products in the United States. In addition, we may be subject to patient privacy regulation by both the federal government and the states in which we conduct our business. The laws that may affect our ability to operate include:

●	The U.S. Anti-Kickback Statute prohibits, among other things, any person or entity from knowingly and willfully offering, paying, soliciting, receiving or providing any remuneration, directly or indirectly, overtly or covertly, to induce or in return for purchasing, leasing, ordering or arranging for or recommending the purchase, lease or order of any item or service reimbursable, in whole or in part, under Medicare, Medicaid or other U.S. federal healthcare programs. The U.S. Anti-Kickback Statute has been interpreted to apply to arrangements between pharmaceutical and biotechnology manufacturers on the one hand and prescribers, purchasers, and formulary managers, among others, on the other. There are a number of statutory exceptions and regulatory safe harbors protecting some common activities from prosecution, but the exceptions and safe harbors are drawn narrowly and require strict compliance in order to offer protection. Some arrangements may not strictly meet all exceptions or safe harbor elements but may otherwise present a low risk of enforcement under the Anti-Kickback Statute. We train and educate our personnel on the Anti-Kickback Statute and their obligations thereunder, and we endeavor to comply with the applicable exceptions and safe harbors wherever possible. However, some of our arrangements, like many other common and non-abusive arrangements, may implicate the Anti-Kickback Statute and are not covered by a safe harbor. Nevertheless, we do not believe them to present a significant risk to beneficiaries or federal healthcare programs and, as such, appear unlikely to invite government scrutiny or prosecution, warrant the imposition of sanctions, or be found to violate the statute. However, we cannot offer assurance that the government or a whistleblower would agree with our position that certain arrangements fall within a safe harbor, or that arrangements that do not squarely meet an exception or safe harbor will not be found to violate the Anti-Kickback Statute. Allegations of violations of the Anti-Kickback Statute can also trigger liability under the federal Civil Monetary Penalty Law and federal civil False Claims Act, or FCA, thereby increasing the penalty structure for these violations.

●	The U.S. federal false claims laws, including the FCA, and civil monetary penalties laws, which prohibit any person or entity from, among other things, knowingly presenting, or causing to be presented, a false, fictitious or fraudulent claim for payment to, or approval by, the U.S. federal government or knowingly making, using or causing to be made or used a false record or statement material to a false or fraudulent claim to the U.S. federal government. As a result of a modification made by the Fraud Enforcement and Recovery Act of 2009, a claim includes “any request or demand” for money or property presented to the U.S. government. In addition, manufacturers can be held liable under the FCA even when they do not submit claims directly to government third-party payors if they are deemed to “cause” the submission of false or fraudulent claims. The FCA also permits a private individual acting as a “whistleblower” to bring actions on behalf of the federal government alleging violations of the FCA and to share in any monetary recovery. Whistleblower, or qui tam, actions have increased significantly in recent years, causing greater numbers of healthcare companies to have to defend a false claim action, even before the validity of the claim is established and even if the government decides not to intervene in the lawsuit. FCA liability is potentially significant in the healthcare industry because the statute provides for treble damages and mandatory penalties per false claim or statement. Companies may decide to agree to large settlements with the government and/or whistleblowers to avoid the cost, distraction and negative publicity associated with litigation. Government enforcement agencies and private whistleblowers have investigated pharmaceutical and biotechnology companies for or asserted liability under the FCA for a variety of alleged promotional, marketing and other activities, such as providing free product to customers with the expectation that the customers would bill federal programs for the product; providing consulting fees and other benefits to physicians to induce them to prescribe products; engaging in promotion for “off-label” uses; and submitting inflated best price information to the Medicaid Rebate Program. In addition, the Patient Protection and Affordable Care Act, as amended by the Health Care and Education Reconciliation Act of 2010, or collectively, the ACA, amended federal law to provide that a claim for items or services resulting from a violation of the federal Anti-Kickback Statute constitutes a false or fraudulent claim for purposes of the federal civil FCA. Criminal prosecution is also possible under the Criminal False Claims Act for knowingly making or presenting a false or fictitious or fraudulent claim to the federal government.

●	The U.S. Health Insurance Portability and Accountability Act of 1996, or HIPAA, prohibits, among other actions, knowingly and willfully executing, or attempting to execute, a scheme to defraud any healthcare benefit program, including private third-party payors, knowingly and willfully embezzling or stealing from a healthcare benefit program, willfully obstructing a criminal investigation of a healthcare offense, and knowingly and willfully falsifying, concealing or covering up a material fact or making any materially false, fictitious or fraudulent statement in connection with the delivery of or payment for healthcare benefits, items or services.

●	The Physician Payments Sunshine Act, enacted as part of the ACA, imposes, among other things, annual reporting requirements for covered manufacturers for certain payments and “transfers of value” provided to physicians (defined to include doctors, dentists, optometrists, podiatrists and chiropractors), certain other healthcare professionals (such as physician assistants and nurse practitioners), and teaching hospitals, as well as ownership and investment interests held by the physicians described above and their immediate family members.

●

HIPAA, as amended by the Health Information Technology for Economic and Clinical Health Act, or HITECH, and their respective implementing regulations also established standards to protect individuals’ medical records and other individually identifiable health information (collectively defined as “protected health information”). HIPAA requires covered entities, including health plans, healthcare clearinghouses and most health care providers, to implement administrative, physical and technical safeguards to protect the privacy and security of protected health information, and sets limits and conditions on the uses and disclosures that may be made of such information without the authorization of the relevant individual. HIPAA’s Security Rule and certain provisions of the HIPAA Privacy Rule and Breach Notification Rule apply to business associates of covered entities (i.e., entities that provide services to covered entities that may require access to or use of protected health information on behalf of covered entities), and business associates are subject to direct liability for violation of these rules. Covered entities must report breaches of unsecured protected health information to affected individuals without unreasonable delay and notification must also be made to the U.S. Department of Health & Human Services, Office for Civil Rights, or the OCR, and, in certain situations involving large breaches, to the media. The OCR enforces the HIPAA Rules and performs compliance audits and investigations. In addition to enforcement by OCR, HIPAA authorizes state attorneys general to bring civil actions seeking either injunction or damages in response to HIPAA violations that impact state residents. We do not meet the definition of a covered entity under HIPAA; however, we may be considered a business associate with respect to certain interactions and relationships with our health care customers.

●     In addition, numerous other laws, regulations and legislative and regulatory initiatives at the U.S. federal and state levels address the privacy and security of personal information. We remain subject to federal and state privacy-related laws that may be more restrictive or contain different requirements than the privacy regulations issued under HIPAA. These laws vary and could impose additional penalties. For example, the Federal Trade Commission, or FTC, uses its consumer protection authority to initiate enforcement actions against companies relating to their use and disclosure of personally identifiable information. Specifically, FTC has asserted authority and issued enforcement actions in response to actual or perceived unfair or deceptive practices by a company in the handling of consumer information. The FTC has also pursued enforcement actions against companies for violations of its Health Breach Notification Rule and the Children’s Online Privacy Protection Act. Our use of personal information is also subject to our published privacy policies and notices.

●    In addition, state laws, which are continually evolving, govern the privacy and security of health information in specified circumstances, many of which differ from each other in significant ways and may not have the same effect, thus complicating compliance efforts. These laws include, for example, the California Consumer Privacy Act, or CCPA, which came into effect January 1, 2020 and was amended and expanded by the California Privacy Rights Act, or CPRA, which came into effect on January 1, 2023; the Virginia Consumer Data Protection Act, effective as of January 1, 2023; the Colorado Privacy Act and the Connecticut Data Privacy Act, both effective as of July 1, 2023; the Utah Consumer Privacy Act, effective as of December 31, 2023; the Washington My Health My Data Act and Nevada Senate Bill 370, both effective as of March 31, 2024; the Oregon Consumer Privacy Act, the Texas Data Privacy and Security Act, and the Florida Digital Bill of Rights, all effective as of July 1, 2024; the Montana Consumer Data Privacy Act, effective as of October 1, 2024; the Delaware Personal Data Privacy Act, effective as of January 1, 2025; the Iowa Act Relating to Consumer Data Protection, effective as of January 1, 2025; the Tennessee Information Protection Act, effective as of July 1, 2025; and the Indiana Consumer Data Protection Act, effective as of January 1, 2026. Several other states have enacted, or are proposing to enact, their own comprehensive privacy laws. Among other things, these state-specific laws create new data privacy obligations for covered companies and provide new privacy rights to state residents, including the right to opt out of certain disclosures of their information. A particular focus of legislatures appears to be consumer health data which is not subject to HIPAA, as evidenced by passage of the Washington My Health My Data Act and Nevada Senate Bill 370. The CCPA also created a private right of action with statutory damages for certain data breaches, thereby potentially increasing risks associated with a data breach, and other laws, such as the Telephone Consumer Protection Act and the Washington My Health My Data Act, also have private rights of action for violations. Regulations implementing the California and Colorado laws have been published, but many questions remain as to how all of the new statutes will be interpreted and enforced. The effects of state data protection laws are significant and may require us to modify our data processing practices. They may also cause us to incur substantial costs and expenses to ensure ongoing compliance. Various U.S. state laws and regulations may also require us to notify affected individuals and state agencies in the event of a data breach involving individually identifiable information. We may see more stringent state and federal privacy legislation passed in 2025 and beyond, as the increased cyber-attacks during recent international conflicts have once again put a spotlight on data privacy and security in the United States and other jurisdictions. We cannot predict where new legislation might arise, the scope of such legislation, or the potential impact to our business and operations.

●     The U.S. Foreign Corrupt Practices Act, or FCPA, prohibits U.S. corporations and their representatives from offering, promising, authorizing or making payments to any foreign government official, government staff member, political party or political candidate in an attempt to obtain or retain business abroad. The scope of the FCPA would include interactions with certain healthcare professionals in many countries, either directly or through distributors. Our present and future business has been and will continue to be subject to various other U.S. and foreign laws, rules and/or regulations.

●     International sales of products are subject to foreign government regulations, which may vary substantially from country to country. The time required to obtain approval in a foreign country may be longer or shorter than that required for FDA approval, and the requirements may differ. There is a trend towards harmonization of quality system standards among the European Union, United States, Canada and various other industrialized countries, though differences remain.

●    Outside the United States a range of anti-bribery and anti-corruption laws, as well and some industry-specific laws and codes of conduct, apply to the drug and medical device industry and interactions with government officials and entities and healthcare professionals. Laws include the UK Bribery Act of 2010. Further, the EU member countries have emphasized a greater focus on healthcare fraud and abuse and have indicated greater attention to the industry by the European Anti-Fraud Office. Countries in Asia have also become more active in their enforcement of anti-bribery laws and with respect to procurement and supply chain fraud.

●     In the European Union, increasingly stringent data protection and privacy rules that have and will continue to have substantial impact on the use of patient data across the healthcare industry became effective in May 2018. The EU General Data Protection Regulation, or GDPR, applies across the European Union and includes, among other things, a requirement for prompt notice of data breaches to data subjects and supervisory authorities in certain circumstances and significant fines for non-compliance. The GDPR fine framework can be up to 20 million euros, or up to 4% of the company’s total global turnover of the preceding fiscal year, whichever is higher. The GDPR also requires companies processing personal data of individuals residing in the European Union to comply with EU privacy and data protection rules, even if the company itself does not have a physical presence in the European Union. Noncompliance could result in the imposition of fines, penalties, or orders to stop noncompliant activities. Due to the strong consumer protection aspects of the GDPR, companies subject to its purview are allocating substantial legal costs to the development of necessary policies and procedures and overall compliance efforts. We expect continued costs associated with maintaining compliance with GDPR into the future. For example, on July 16, 2020, the Court of Justice of the European Union issued a judgment in Case C-311/18 that declared the EU-U.S. Privacy Shield Framework invalid (Data Protection Commissioner v Facebook Ireland Ltd and Maximillian Schrems, also knowns as Schrems II). In the absence of the new adequacy decision, this judgment still results in additional compliance obligations for companies that rely on mechanisms other than the Privacy Shield, like standard contractual clauses and appropriate supplementary measures to ensure a valid basis for the transfer of personal data outside of Europe. Though a new adequacy decision (the EU-U.S. Data Privacy Framework) has been adopted, and it may also be subject to challenges similar to those faced by the Privacy Shield. In view of this and other developments, data transfer risk remains a potential issue that requires regular monitoring. We expect continued costs associated with maintaining compliance with the GDPR into the future, and these requirements, as interpreted by EU data protection authorities, could negatively impact our business, financial condition and results of operations.

Many states have analogous state laws and regulations, such as state anti-kickback and false claims laws, that may apply to our business practices, including but not limited to, research, distribution, sales or marketing arrangements and claims involving healthcare items or services reimbursed by non-governmental third-party payors, including private insurers. In addition, certain states require pharmaceutical companies to comply with the pharmaceutical industry’s voluntary compliance guidelines and the relevant compliance guidance promulgated by the U.S. federal government. Certain states and local jurisdictions require drug manufacturers to report information related to payments and other transfers of value to physicians and other healthcare providers and register pharmaceutical sales representatives. Additionally, certain states also require pharmaceutical companies to file reports relating to pricing information or marketing expenditures and have laws governing the privacy and security of health information in certain circumstances, many of which differ from each other in significant ways and may not have the same effect, thus complicating compliance efforts. The need to build and maintain a robust compliance program with different compliance and/or reporting requirements increases the possibility that a company may violate one or more of the requirements, resulting in fines and penalties.

Because of the breadth of these laws and the narrowness of the statutory exceptions and safe harbors available, including certain states with a broader reach than their federal counterparts, it is possible that some of our business activities could be subject to challenge under one or more of such laws.

Ensuring that our internal operations and business arrangements with third parties comply with applicable healthcare laws and regulations will likely be costly. It is possible that governmental authorities will conclude that our business practices, including arrangements we may have with healthcare institutions and facilities, physicians and other healthcare providers, some of whom may receive stock options as compensation for services provided, do not comply with current or future statutes, regulations or case law involving applicable fraud and abuse or other healthcare laws and regulations. If our operations were found to be in violation of any of these laws or any other governmental regulations that may apply to us, we may be subject to significant civil, criminal and administrative penalties, damages, fines, disgorgement, imprisonment, possible exclusion from government funded healthcare programs, contractual damages, reputational harm, diminished profits and future earnings, additional reporting obligations and oversight if we become subject to a corporate integrity agreement or other agreement to resolve allegations of non-compliance with these laws, and curtailment of our operations, any of which could substantially disrupt our operations. If the physicians or other providers or entities with whom we expect to do business are found not to be in compliance with applicable laws, they may be subject to criminal, civil or administrative sanctions, including exclusions from government funded healthcare programs.

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

In addition, in the United States, there have been a number of legislative and regulatory proposals to change the health care system in ways that could affect our ability to sell our products profitably. The pharmaceutical industry in the United States, as an example, has been affected by the passage of the ACA, which, among other things, imposed new fees on entities that manufacture or import certain branded prescription drugs and expanded pharmaceutical manufacturer obligations to provide discounts and rebates to certain government programs. There have been executive, judicial and Congressional challenges to certain aspects of the ACA. For example, on June 17, 2021, the U.S. Supreme Court dismissed a challenge on procedural grounds that argued the ACA is unconstitutional in its entirety because the “individual mandate” was repealed by Congress. On August 16, 2022, President Biden signed the Inflation Reduction Act of 2022, or IRA, into law, which among other things, extends enhanced subsidies for individuals purchasing health insurance coverage in ACA marketplaces through plan year 2025. The IRA also eliminates the “donut hole” under the Medicare Part D program beginning in 2025 by significantly lowering the beneficiary maximum out-of-pocket cost and creating a new manufacturer discount program. It is possible that the ACA will be subject to judicial or Congressional challenges in the future, particularly with the change in presidential administration.

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

Further, there has been particular and increasing legislative and enforcement interest in the United States with respect to drug pricing practices in recent years, particularly with respect to drugs that have been subject to relatively large price increases over relatively short time periods. President Biden issued several executive orders, Congressional inquiries and proposed bills designed to, among other things, bring more transparency to drug pricing, reduce the cost of prescription drugs under Medicare, review the relationship between pricing and manufacturer patient programs, and reform government program reimbursement methodologies for drugs.

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

On January 17, 2025, just prior to the change in presidential administration, the HHS announced 15 additional drugs selected for Medicare drug price negotiations under the IRA. However, the Trump administration recently rescinded the Biden Executive Order 14807 – Lowering Prescription Drug Costs for Americans, which instructed Medicare to explore ways to reduce drug costs, including a potential $2 monthly OOP cap on certain generic medications. President Trump also revoked an executive order that had directed the Center for Medicare and Medicaid Innovation, or the CMMI, to develop 3 experimental drug pricing models. It is unclear whether and in what ways the Trump administration will continue to roll back or rescind Biden-era drug pricing initiatives, or what policies the new administration will push forward that may impact healthcare costs and reimbursements, including whether the Trump administration will support Medicare’s ability to negotiate drug prices.

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

Under the Trump administration, we expect material changes in health policy, enforcement initiatives, and coverage and reimbursement for health care items and services. As such, our costs to monitor for these changes and respond to new requirements will increase.

We cannot predict what additional new legislation, agency priorities, and rulemaking may be on the horizon as the United States continue to reassess how it pays for healthcare. As a result, we cannot quantify or predict what impact any changes might have on our business and results of operations. However, any changes that lower reimbursement for our products could materially and adversely affect our business, financial condition and results of operations.

Other legal, regulatory and commercial policy influences are subjecting our industry to significant changes, and we cannot predict what new regulations or policies will emerge from U.S. federal or state governments, international governments, or third-party payors. Government and commercial payors may, in the future, consider healthcare policies and proposals intended to curb rising healthcare costs, including those that could significantly affect reimbursement for healthcare products such as our systems. These policies have included, and may in the future include: basing reimbursement policies and rates on clinical outcomes, the comparative effectiveness, and costs, of different treatment technologies and modalities; imposing price controls and taxes on manufacturers; and other measures. Future significant changes in the healthcare systems in the United States or elsewhere could also have a negative impact on the demand for our current and future products. These include changes that may reduce reimbursement rates for our products and changes that may be proposed or implemented by the current or future laws or regulations.

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

As of February 26, 2025, our portfolio of owned patents and patent applications consists of eight families that protect our technology, including 156 issued patents, including utility and composition of matter patents and 20 pending patent applications in the United States, Canada, China, Europe, Japan, Israel, the Eurasian Patent Organization, Hong-Kong, India, Mexico, New Zealand, the Philippines, Singapore, South Korea and Thailand. We cannot offer any assurances about which, if any, patents will issue, the breadth of any such patent or whether any issued patents will be found invalid and unenforceable or will be threatened by third parties. Any successful opposition to these patents or any other patents owned by or licensed to us after patent issuance could deprive us of rights necessary for the successful commercialization of any product candidates that we may develop. Further, if we encounter delays in regulatory approvals, the period of time during which we could market a product candidate under patent protection could be reduced.

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

It is also possible that we have failed to identify relevant third-party patents or applications. For example, U.S. applications filed before November 29, 2000, and certain U.S. applications filed after that date that will not be filed outside the U.S. remain confidential until patents issue. Patent applications in the United States and elsewhere are published approximately 18 months after the earliest filing to which priority is claimed, with such earliest filing date being commonly referred to as the priority date. Therefore, patent applications covering our product candidates or platform technology could have been filed by others without our knowledge. Additionally, pending patent applications which have been published can, subject to certain limitations, be later amended in a manner that could cover our platform technologies, our product candidates or the use of our product candidates. Third- party intellectual property right holders may also actively bring infringement claims against us. We cannot guarantee that we will be able to successfully settle or otherwise resolve such infringement claims. If we are unable to successfully settle future claims on terms acceptable to us, we may be required to engage in or continue costly, unpredictable and time-consuming litigation and may be prevented from or experience substantial delays in pursuing the development of and/or marketing of our product candidates. If we fail in any such dispute, in addition to being forced to pay damages, we may be temporarily or permanently prohibited from commercializing our product candidates that are held to be infringing. We might, if possible, also be forced to redesign our product candidates so that we no longer infringe the third- party intellectual property rights. Any of these events, even if we were ultimately to prevail, could require us to divert substantial financial and management resources that we would otherwise be able to devote to our business.

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

We may collect, process, use or transfer personal information from individuals located in the EU in connection with our business, including in connection with conducting clinical trials in the EU. Additionally, we intend to commercialize D-PLEX100, and any of our product candidates that receive marketing approval, in the EU. The collection and use of personal health data in the EU is governed by the GDPR, along with other European Union and country-specific laws and regulations. The United Kingdom and Switzerland have also adopted data protection laws and regulations. These legislative acts (together with regulations and guidelines) impose requirements relating to having legal bases for processing personal information relating to identifiable individuals and transferring such information outside of the EEA, including to the United States, providing details to those individuals regarding the processing of their personal information, keeping personal information secure, having data processing agreements with third parties who process personal information, responding to individuals’ requests to exercise their rights in respect of their personal information, reporting security breaches involving personal data to the competent national data protection authority and affected individuals, appointing data protection officers, conducting data protection impact assessments and record-keeping. The GDPR imposes additional responsibilities and liabilities in relation to personal data that we process, and we may be required to put in place additional mechanisms ensuring compliance with the new data protection rules. Failure to comply with the requirements of the GDPR and related national data protection laws of the member states of the EU may result in substantial fines, other administrative penalties and civil claims being brought against us, which could have a material adverse effect on our business, prospects, financial condition and results of operations.

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

Other than our headquarters and other operations which are located in Israel (as further described below), we currently have limited international operations, but our business strategy incorporates potentially significant international expansion, particularly in anticipation of approval of our product candidates. We plan to retain sales representatives and third- party distributors and conduct physician, infectious disease specialist, hospital pharmacist and patient association outreach activities, as well as clinical trials, outside of the United States, European Union and Israel. Doing business internationally involves a number of risks, including but not limited to:

●	multiple, conflicting and changing laws and regulations such as privacy regulations, tax laws, export and import restrictions, employment laws, regulatory requirements and other governmental approvals, permits, and licenses;

●	failure by us to obtain regulatory approvals for the use of our product candidates in various countries;

●	additional potentially relevant third-party patent rights;

●	complexities and difficulties in obtaining protection and enforcing our intellectual property;

●	difficulties in staffing and managing foreign operations;

●	complexities associated with managing multiple third-party payor reimbursement regimes, government payors, prince controls or patient self-pay systems;

●	limits in our ability to penetrate international markets;

●	financial risks, such as longer payment cycles, difficulty collecting accounts receivable, the impact of local and regional financial crises on demand and payment for our products and exposure to foreign currency exchange rate fluctuations;

●	an outbreak of a contagious disease, which may cause us or our distributors, third- party vendors and manufacturers and/or customers to temporarily suspend our or their respective operations in the affected city or country;

●	natural disasters, political and economic instability, including wars (such as the war between Israel and Hamas), terrorism, and political unrest, boycotts, curtailment of trade, and other business restrictions;

●	certain expenses including, among others, expenses for travel, translation and insurance; and

●	regulatory and compliance risks that relate to maintaining accurate information and control over sales and activities that may fall within the purview of the U.S. Foreign Corrupt Practices Act its books and records provisions, or its anti-bribery provisions.

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

A primary trend in the United States healthcare industry and elsewhere has been cost containment, including price controls, restrictions on coverage and reimbursement and requirements for substitution of less expensive products and procedures. Third-party payors decide which products and procedures they will pay for and establish reimbursement and co-payment levels. Government and other third-party payors are increasingly challenging the prices charged for health care products and procedures, examining the cost effectiveness of procedures, and the products used in such procedures, in addition to their safety and efficacy, and limiting or attempting to limit both coverage and the level of reimbursement. We cannot be sure that coverage will be available for our product candidates, if approved, or, if coverage is available, the level of direct or indirect reimbursement.

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

As of February 26, 2025, our executive officers, directors and principal shareholders who own more than 5% of our outstanding Ordinary Shares, in the aggregate, beneficially own a substantial majority of our ordinary shares. As a result, if these shareholders were to act together, they would be able to exert significant influence over all matters submitted to our shareholders for approval (including a prospective acquisition or other change of control of our company), as well as our management and affairs.

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

Our status as a PFIC will depend on the nature and composition of our income and the nature, composition and value of our assets (which, assuming we are not a “controlled foreign corporation,” or a CFC, under Section 957(a) of the Internal Revenue Code of 1986, as amended, or the Code, for the year being tested, may be determined based on the fair market value of each asset, with the value of goodwill and going concern value determined in large part by reference to the market value of our Ordinary Shares, which may be volatile). Based upon the estimated value of our assets, including any goodwill, and the nature and estimated composition of our income and assets, we may be classified as a PFIC for the taxable year ended December 31, 2024, and in future taxable years. In particular, so long as we do not generate revenue from operations for any taxable year and do not receive any research and development grants, or even if we receive a research and development grant, if such grant does not constitute gross income for United States federal income tax purposes, we likely will be classified as a PFIC for such taxable year. Because the determination of whether we are a PFIC for any taxable year is a factual determination made annually after the end of each taxable year, there can be no assurance that we will not be considered a PFIC in any taxable year.

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

Risks Related to Israeli Law and Our Operations in Israel

We conduct our operations in Israel. Conditions in Israel, including Israel’s war against Hamas and Hezbollah and the risk of attacks from Iran, may affect our operations.

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

In connection with the Israeli security cabinet’s declaration of war against Hamas and possible hostilities with other organizations, several hundred thousand Israeli military reservists were drafted to perform immediate military service. As of February 26, 2025, none of our employees have been called to active military duty. We rely on service providers located in Israel and have entered into certain agreements with Israeli counterparties. Employees of such service providers or contractual counterparties may be called for service in the current or future wars or other armed conflicts with Hamas and such persons may be absent from their positions for a period of time. As of February 26, 2025, we have not been impacted by any absences of personnel at our service providers or counterparties located in Israel. However, military service call ups that result in absences of personnel from us, our service providers or contractual counterparties in Israel may disrupt our operations and absences for an extended period of time may materially and adversely affect our business, prospects, financial condition and results of operations.

Following the attack by Hamas on Israel’s southern border, Hezbollah, a terrorist organization in Lebanon has also launched missile, rocket, and shooting attacks against Israeli military sites, troops, and Israeli towns in northern Israel. In response to these attacks, the Israeli army has carried out a number of targeted strikes on sites belonging to Hezbollah in southern Lebanon and in October 2024, the Israeli military initiated a ground operation in Lebanon, primarily near the Israel-Lebanon border. As of the end of November 2024, Israel entered into a ceasefire agreement with Hezbollah, but there are no guarantees as to whether the agreement will hold or whether further hostilities will resume.

In April and October 2024, Iran launched missile and unmanned aerial vehicle, or UAV, attacks on Israel. Most of the missiles and UAVs were intercepted by Israel’s defense systems, with support from the United States and other countries, including regional allies, preventing significant damage and resulting in no casualties. Despite the successful interceptions, the attacks posed an elevated threat to Israel’s security.

In December 2024, Ba’athist Syria, led by President Bashar al-Assad, collapsed during a major offensive by opposition forces made up of several competing rebel groups. In response, the Israeli Defense Forces took control over a United Nations-designated buffer zone over Mount Hermon that separates Israel and Syria. Simultaneously, Israel conducted targeted military strikes against military assets in Syria, aiming to eliminate any chemical weapons storage sites that could be used by rebel groups and further weaken Iran’s operational capabilities in the region. While the transitional government of Syria has indicated that it is interested in reconstruction and stability rather than a continuation of conflicts with Israel, there are no guarantees that there will be no future escalation of hostilities or that Syria will not permit other neighboring countries to launch attacks at Israel from its territory.

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

Several countries, principally in the Middle East, still restrict doing business with Israel and Israeli companies, and additional countries may impose restrictions on doing business with Israel and Israeli companies, whether as a result of hostilities in the region or otherwise. In addition, there have been increased efforts by activists to cause companies and consumers to boycott Israeli goods and cooperation with Israeli-related entities based on Israeli government policies. Such actions, particularly if they become more widespread, may adversely impact our ability to collaborate with other third parties. Any hostilities involving Israel, any interruption or curtailment of trade or scientific cooperation between Israel and its present partners, or a significant downturn in the economic or financial condition of Israel could adversely affect our business, financial condition and operations. Moreover, we cannot predict how this war will ultimately affect Israel’s economy in general, which may involve a downgrade in Israel’s credit rating by rating agencies (such as the downgrade by Moody’s of its credit rating of Israel from A1 to A2 in October 2023 and further downgrade to Baa1 with a negative outlook in September 2024, as well as the downgrade of its outlook rating from “stable” to “negative”). We may also be targeted by cyber terrorists specifically because we are an Israeli-related company.

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

Our research and development efforts have been financed in part through royalty-bearing and non-royalty-bearing grants in an aggregate amount of $6.6 million that we received from the IIA as of February 26, 2025. The last IIA approved research and development grants ended on November 30, 2022. With respect to the royalty-bearing grants we are committed to pay royalties at a rate of 3.0% on sales proceeds from our products that were developed under IIA programs up to the total amount of grants received, linked to the U.S. dollar and bearing interest. Until October 25, 2023, the interest was calculated at a rate based on 12-month LIBOR applicable to U.S. dollar deposits. However, on October 25, 2023, the IIA published a directive concerning changes in royalties to address the expiration of the LIBOR. Under such directive, regarding IIA grants approved by the IIA prior to January 1, 2024 but which are outstanding thereafter, as of January 1, 2024 the annual interest is calculated at a rate based on 12-month SOFR, as published by the CME Group or any authorized body of the Federal Reserve on the first trading day of each year or at an alternative rate published by the Bank of Israel plus 0.71513%; and, for grants approved on or following January 1, 2024 the annual interest shall be the higher of (i) the 12 months SOFR interest rate, plus 1%, or (ii) a fixed annual interest rate of 4%.

As of December 31, 2024, our contingent liabilities regarding IIA grants received by us were in an aggregate amount of $5.4 million. We are further required to comply with the requirements of the Israeli Encouragement of Industrial Research, Development and Technological Innovation Law, 5744-1984, as amended, and related regulations, or the Research Law, with respect to those past grants. When a company develops know-how, technology or products using IIA grants, the terms of these grants and the Research Law restrict the transfer or license of such know-how, and the transfer of manufacturing or manufacturing rights of such products, technologies or know-how outside of Israel, without the prior approval of the IIA. Therefore, the discretionary approval of an IIA committee would be required for any transfer or license to third parties inside or outside of Israel of know how or for the transfer outside of Israel of manufacturing or manufacturing rights related to those aspects of such technologies. We may not receive those approvals. Furthermore, the IIA may impose certain conditions on any arrangement under which it permits us to transfer technology or development.

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

The trading price of our Ordinary Shares is likely to be volatile. The stock market in general, and the market for pharmaceutical companies in particular, has experienced extreme volatility that has often been unrelated to the operating performance of particular companies, which has resulted in decreased stock prices for many companies notwithstanding the lack of a fundamental change in their underlying business models or prospects. Broad market and industry factors may negatively affect the market price of our Ordinary Shares, regardless of our actual operating performance. As a result of this volatility, you may not be able to sell your Ordinary Shares at or above the price you paid. The following factors, in addition to other risk factors described in this section, may have a significant impact on the market price of our Ordinary Shares:

●	inability to obtain the approvals necessary to commence further clinical trials;

●	unsatisfactory results of clinical trials, whether final or interim;

●	announcements of regulatory approvals or the failure to obtain them, or specific label indications or patient populations for their use, or changes or delays in the regulatory review process;

●	announcements of therapeutic innovations or new products by us or our competitors;

●	adverse actions taken by regulatory agencies with respect to our clinical trials, manufacturing supply chain or sales and marketing activities;

●	changes or developments in laws or regulations applicable to any candidate product in any of our platforms;

●	changes in the structure of healthcare payment systems;

●	any adverse changes to our relationship with manufacturers or suppliers, especially manufacturers of candidate products;

●	any intellectual property infringement actions in which we may become involved;

●	announcements concerning our competitors or the pharmaceutical industry in general;

●	achievement of expected product sales and profitability or our failure to meet expectations;

●	our commencement of, or involvement in, litigation;

●	any major changes in our Board of Directors or management;

●	the impact of the wars between Israel and Hamas and Israel and Hezbollah;

●	legislation in the United States or any other territory relating to the sale or pricing of pharmaceuticals; and

●	coordinated buying or selling activity in our Ordinary Shares, including market manipulation.

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

Despite the implementation of security measures intended to secure our data against impermissible access and to preserve the integrity and confidentiality of our data, our internal computer systems, and those of third parties on which we rely, are vulnerable to damage from computer viruses, malware, natural disasters, terrorism, war, telecommunication and electrical failures, cyber-attacks or cyber-intrusions over the Internet, attachments to emails, persons inside our organization, or persons with access to systems inside our organization. The risk of a security breach or disruption, particularly through cyber attacks or cyber intrusion, including by computer hackers, foreign governments, and cyber terrorists, has generally increased as the number, intensity and sophistication of attempted attacks and intrusions from around the world have increased. Moreover, our employees are frequently working from their homes and remotely access our IT networks. Such remote working mode creates the risk of attacking the end-point user stations, connection channels and gateways. If such an event was to occur and cause interruptions in our operations, it could result in a material disruption of our drug development programs. For example, the loss of clinical trial data from completed or ongoing or planned clinical trials could result in delays in our regulatory approval efforts and significantly increase our costs to recover or reproduce the data. To the extent that any disruption or security breach was to result in a loss of or damage to our data or applications, or inappropriate disclosure of confidential or proprietary information, we could incur material legal claims and liability, including under data privacy laws such as the GDPR, damage to our reputation, and the further development of our drug candidates could be delayed.

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

In 2024, 2023 and 2022, our capital expenditures amounted to $0.1 million, $0.2 million and $2.2 million, respectively. Our current capital expenditures are primarily for manufacturing facility and equipment, computers, software, research and development equipment and office improvements substantially all in Israel, and we expect to finance these expenditures primarily from cash on hand.

The SEC maintains an internet site, http://www.sec.gov that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC. Our internet address is www.polypid.com. The information on that website is not part of this Annual Report and is not incorporated by reference herein.

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

The CDC estimates that SSIs result in up to $10 billion of additional hospital costs per year in the United States. The CDC also estimates that SSIs are the costliest HAI type of event in the United States. SSIs occur in approximately 2% to 4% of all patients undergoing inpatient surgery and account for 20% of all HAIs in United States. In their last guidelines, the WHO and the CDC have labeled SSIs as a high priority unmet medical need due to the associated morbidity, mortality and economic cost burden.

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

We resumed recruitment into the SHIELD II trial in June 2023. Unblinded interim analysis was conducted once the first 430 patients completed their 30-day follow-up. In December 2024, we announced that following the DSMB’s review of unblinded efficacy data from the first 430 enrolled patients, the DSMB’s recommendation was to conclude the study upon enrollment of 800 patients, which is the lowest sample size reassessment stop after the minimum planned number of 624 patients. At this interim analysis, the DSMB also had the option to recommend stopping SHIELD II due to futility or overwhelming efficacy or to reassess the trial’s sample size to a maximum of 1,100 patients. In addition, the DSMB confirmed the good safety profile of D-PLEX100 in SHIELD II to date. As of February 26, 2025, over 700 patients were already enrolled. Enrollment completion is expected in March 2025. Top-line results are expected in the second quarter of 2025. Upon potential positive Phase 3 data, we expect to submit an NDA with the advantages of the Fast Track and Breakthrough Therapy designations, which were previously granted to D-PLEX100 in 2020.

We intend to pursue a broad label for D-PLEX100 for the prevention of SSIs, the scope of which will depend on the clinical data generated from our Phase 3 clinical trials and discussions with the FDA and the EMA.

We intend to seek approval of D-PLEX100 under Section 505(b)(2) of the FFDCA, which provides an abbreviated pathway for marketing approval by the FDA in the United States, and will seek approval under the comparable hybrid application pathway in the EU.

D-PLEX100 received Breakthrough Therapy Designation from the FDA for the prevention of SSIs in patients undergoing elective colorectal surgery. D-PLEX100 also received three QIDP designations, and three Fast Track designations for the prevention of SSIs in patients undergoing elective colorectal surgery, post-abdominal surgery incisional infection and for the prevention of sternal wound infection post-cardiac surgery.

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

Under the terms of the agreement, we received an upfront payment immediately upon signing and are entitled to additional development-related milestones for a total of up to €23 million (approximately $24.1 million) as follows: upfront payment of €2.5 million (approximately $2.5 million), up to €12.25 million (approximately $12.9 million) contingent upon positive top-line results of our SHIELD I Phase 3 study and additional development-related milestones of up to €8.25 million (approximately $8.7 million). Upon commercialization, we will receive up to €87 million (approximately $91.3 million) in sales-related milestones. In addition, we will also supply D-PLEX100 to Advanz for a transfer price and will be entitled to royalties on net sales in double-digit percentages of up to mid-twenties.

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

In December 2024 we announced a new research and development collaboration with ImmunoGenesis, Inc., or ImmunoGenesis, a Houston-based clinical-stage biotechnology company developing science-driven immunotherapies. The collaboration focuses on the development of novel formulations utilizing our experience with our proprietary PLEX Technology and ImmunoGenesis’ potent STimulator of INterferon Genes, or STING, agonist drug candidate to potentially enhance treatment for solid tumors. The collaboration aims to address challenges of potent STING agonists which are susceptible to rapid clearance when administered intratumorally, limiting the exposure time within the tumor microenvironment for effective anti-tumor activity.

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

Our Pipeline

Our PLEX technology consists of a proprietary matrix of chemically inactive and biocompatible polymers and lipids layers that physically embed the drug. A drug stored within the PLEX layers is released over time in a controlled manner and in customizable, predetermined amounts at the local site where it is administered. PLEX technology is designed to protect the embedded medication from the natural enzymes and other biochemicals in the body that would otherwise degrade or alter the drug. Over time, natural hydration in the body disintegrates the layers of PLEX, from the outer layer to the inner layers, which triggers a release of the medicine in an unmodified, active form. We believe that these characteristics may enable our PLEX product candidates to be efficacious using only a small fraction of the medicines required in systemic administration.

We believe our PLEX platform technology may have broad therapeutic application for other localized medical conditions. Because our PLEX technology is designed to be agnostic to the nature and size of the underlying drug, we believe it has the potential to be paired with a wide variety of currently marketed drugs or product candidates in development, including small molecules, peptides, antibodies and other proteins, as well as nucleic acid-based APIs, to create novel therapies in a broad range of locally delivered applications. We are pursuing research and development programs for our PLEX platform in a variety of other potential indications where we have identified a targeted active pharmaceutical ingredient, or API, for use with our PLEX technology, including for the treatment of cancer. We will consider licensing rights to our PLEX technology for use with various biologics and small molecules.

As of February 26, 2025, we have 156 issued patents, including utility and composition of matter patents and 20 pending patent applications in the United States, Australia, Brazil, Canada, China, Europe, Hong-Kong, Israel, Japan, Mexico, New Zealand, Singapore, South Korea and Thailand. Our issued patents expire between 2029 and 2035.

State-of-the-Art Manufacturing Facility

We currently lease approximately 22,000 square foot, state-of-the-art, sterile manufacturing facility in Israel to enhance supply chain control, increase our supply capacity and meet clinical demand for our ongoing and planned clinical trials of D-PLEX100, as well as for initial commercial demand if D-PLEX100 is approved and for manufacturing additional potential future PLEX products. The facility is designed to comply with the FDA’s current good manufacturing practice, or cGMP, regulations, and EMA regulations. In 2019, the facility was cGMP certified by the IMOH and inspected by an EU-qualified person, enabling cGMP manufacturing of D-PLEX100 for our ongoing and planned clinical trials of D-PLEX100 as well as for future commercial products. The manufacturing process was scaled up to increase our commercial supply capacity to meet the expected market demand for at least 48 months from product launch. In September 2023, the IMOH completed a GMP audit of our manufacturing facility without any critical or major findings. The audit was conducted as part of IMOH’s routine evaluation of our manufacturing process for D-PLEX100. The audit concluded that our manufacturing facility, process and quality system conform to the requirements of cGMP for medicinal products. This audit is also valid for Europe under the provisions of the ACAA between the EU and Israel.

Our Strategy

Our goal is to leverage our PLEX technology to develop and commercialize a pipeline of potentially transformative therapies for the local and prolonged delivery of drugs to address diseases with high unmet medical needs. The key elements of our strategy are as follows:

●	Successfully complete clinical development of D-PLEX100 for the prevention of SSIs. We currently recruit patients under our SHIELD II trial for the prevention of SSIs in patients undergoing abdominal colorectal surgery with large incisions. As of February 26, 2025, over 700 patients were already enrolled. Top-line results are expected in the second quarter of 2025. We intend to pursue a broad label for D-PLEX100 for the prevention of SSIs, the scope of which will depend on the clinical data generated from our clinical trials and discussions with the FDA and the EMA.

●	Pursue expedited regulatory pathways for our product candidates. We are pursuing expedited pathways to approval for our portfolio of product candidates. PLEX is paired with unmodified FDA- and/or EMA-approved drugs with established clinical safety, efficacy and tolerability. Additionally, the polymers and lipids that we use in PLEX have been used in other medical products that have been approved by the FDA and/or the EMA. Accordingly, we will pursue expedited clinical development and make regulatory submissions for our product candidates, including D-PLEX100, that allow us to rely in part on previous findings of safety and efficacy for the API, including the Section 505(b)(2) approval pathway in the United States and the comparable hybrid application pathway in the EU. Further, D-PLEX100 has received three QIDP designations from the FDA for the prevention of post-abdominal surgery incisional infection, for the prevention of sternal wound infection post-cardiac surgery and for prevention of post-colorectal SSIs, which will provide an increased level of communication with the FDA during the development process. We also received the FDA’s Fast Track Designation for D-PLEX100 for topical use for the prevention of post-cardiac surgery sternal infections in November 2018, in July 2020 for the prevention of post abdominal surgery incisional infections and in September 2021 for prevention of post-colorectal SSIs, which could potentially expedite the FDA’s review of our NDA. We obtained breakthrough therapy designation in November 2020 for D-PLEX100 for the prevention of SSIs in patients undergoing elective colorectal surgery.

●	Execute on our go-to-market commercial strategy. If approved, we intend to launch D-PLEX100, and other future product candidates worldwide through partnerships. We believe that partnering with leading pharmaceutical companies focusing on hospital business will be instrumental to maximize our commercial success and launch of any approved products, as we did with the agreement signed with Advanz in August 2022 for the exclusive license, distribution and supply D-PLEX100 in the EEA and the United Kingdom. In the United States, we believe that the cost-effectiveness and potential clinical benefits of D-PLEX100 will support its commercial launch under existing Medicare rates given the associated morbidity and cost burden of SSIs and the associated penalties imposed on hospital reimbursement from the CMS. In addition, we believe that there may be opportunities for reimbursement for D-PLEX100 under CMS’s New Technology Add-on Payment, or NTAP, program.

●	Expand our product pipeline for additional indications using our PLEX technology. In addition to the development of D-PLEX100 for the prevention of SSIs and OncoPLEX for intra-tumoral treatment of solid tumors, PLEX has the potential for the prevention or treatment of other important, localized medical conditions. We intend to maximize the commercial potential of PLEX by exploring these additional indications, either independently or through collaborations with other biopharmaceutical companies.

●	Pursue research collaborations with biopharmaceutical companies. We believe that our PLEX technology can be paired with a wide variety of marketed drugs or product candidates, including small molecules, peptides, antibodies and nucleic acid-based drugs. Many leading biopharmaceutical companies have marketed drugs or product candidates in development that have limited efficacy or safety due to systemic delivery and owing to potentially poor drug penetration from the blood stream into the needed organ or other target tissues, or viability for systemic administration due to instability, toxicity and cost. Pairing these drugs or product candidates with PLEX has the potential to address these limitations and potentially extend the drug’s clinical benefit and lifecycle before and after patent expiration. For example, in December 2024 we announced a new research and development collaboration with ImmunoGenesis. The collaboration focuses on the development of novel formulations utilizing our experience with our proprietary PLEX Technology and ImmunoGenesis’ potent STING agonist drug candidate to potentially enhance treatment for solid tumors. The collaboration aims to address challenges of potent STING agonists which are susceptible to rapid clearance when administered intratumorally, limiting the exposure time within the tumor microenvironment for effective anti-tumor activity.

●	Build a fully integrated biopharmaceutical company utilizing our manufacturing facility. Our state-of-the-art, sterile manufacturing facility is cGMP certified by the IMOH and inspected by a European Union-qualified person, enabling cGMP manufacturing of D-PLEX100 for our ongoing and planned clinical trials in the United States, Europe and Israel. In September 2023, the IMOH completed a GMP audit of our manufacturing facility without any critical or major findings. The audit was conducted as part of IMOH’s routine evaluation of our manufacturing process for D-PLEX100. The audit concluded that our manufacturing facility, process and quality system conform to the requirements of cGMP for medicinal products. This audit is also valid for Europe under the provisions of the ACAA between the EU and Israel. Our manufacturing facility will serve to enhance supply chain processes, increase our supply capacity and meet clinical demand for our ongoing and planned clinical trials of D-PLEX100. We estimate that our facility will meet commercial demand for at least the first 48 months following a commercial launch of D-PLEX100, if approved. We intend to use this capacity as the basis to build a fully integrated biopharmaceutical company, supported by our in-house research and development and regulatory team and our anticipated commercial infrastructure. If necessary to meet further commercial demand in the future, we may expand our manufacturing capabilities or employ third-party contract manufacturing organizations.

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

Our Solution: PLEX Technology

Our PLEX technology is designed to overcome the limitations of both systemic administration and current localized delivery systems. PLEX consists of a proprietary matrix composed of chemically-inactive and biocompatible polymers and lipids layers, which create a protective reservoir that securely encapsulates the active medication between the layers. The technology is designed to enable localized drug delivery at customizable, predetermined release rates and durations directly at the target site over periods ranging from several days to several months. Medications stored between the PLEX matrix layers are released over time in a controlled manner and in customizable, predetermined amounts by the gradual disintegration of the layers, from the outer layer to the inner layers. PLEX is designed to protect the embedded drug from the body’s natural hydration and enzymes that would otherwise degrade or alter the underlying drug. Over time, natural hydration in the body disintegrates the outer layers of PLEX, which triggers release of the drug in an unmodified active form, similar to continuous direct administration, as illustrated below:

We believe PLEX has a number of key design benefits:

●	Constant, predetermined drug release rates over prolonged periods. PLEX enables the pre-designed constant local release of active medication over a customizable, predetermined period to optimize the drug’s clinical impact. This localized, targeted delivery is designed to generate effective and non-toxic concentration of the medications to reach clinical benefits not attainable by the systemic route. The release rate and period can be customized to range from a few days to several months based on the number of layers and their disintegration rate, as illustrated below:

●	Direct access to, and penetration of, difficult-to-reach tissue. Application of our PLEX product candidates may provide long lasting treatment even in challenging medical conditions or in tissues that are not easily or safely accessible using systemic or topical modalities. This includes surgical sites or other tissues with limited or interrupted blood supply.

●	Anchored to the treatment site. Due to their particle mass, our product PLEX based candidates remain anchored at the intended treatment site and have not been observed to move or migrate once applied.

●	Potential for improved drug safety profile. Our PLEX product candidates use only a fraction of the drug required in systemic administrations of currently marketed therapies. Furthermore, the drugs in PLEX based products are physically embedded to minimize their exposure to body fluids. Through controlled release, PLEX is designed to generate local drug concentrations that are therapeutically effective but not toxic.

●	No chemical modification required to the embedded drug. PLEX embedding does not require any chemical modifications to the drug, which we believe will streamline our development process by allowing us to rely in part on prior studies of safety and efficacy and maintain the already proven mechanism of action.

●	Biocompatible. The PLEX matrix gradually disintegrates in the body at predetermined rates, eliminating the need for additional medical procedures to remove the medication reservoir once depleted.

●	Easy to use. D-PLEX100 is supplied as a sterile powder that can be administered locally as a powder or paste during surgery directly to a variety of tissues and solid organs, as illustrated below. No additional training is required for the surgeon or medical provider.

●	Broad potential applicability. Because PLEX is designed to be agnostic to the nature and size of the underlying drug, and no chemical bonds develop between the embedded medication and the PLEX components, we believe PLEX can be used for the improvement of a wide variety of medicines, including small molecules, peptides, proteins and nucleic acids-based drugs. In our research and development programs, we have paired PLEX with small molecules, proteins, antibodies, peptides, nucleic acids-based drugs and growth factors.

●	Efficient and scalable manufacturing process. Our PLEX product candidates are manufactured using a scalable process with well-defined operations. We believe that this highly specialized and precisely controlled manufacturing process enables us to manufacture product candidates reproducibly and efficiently for clinical and commercial applications.

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

D-PLEX100 is designed to prevent SSIs by releasing doxycycline locally to the surgical site at predetermined release rates and durations for thirty days. The plasma concentration of doxycycline following treatment with D-PLEX100 is lower than the plasma concentration following the commonly used daily dose of orally administered doxycycline. We believe that this prolonged delivery following a single administration, and subsequent high local concentrations of the antibiotic supersedes any existing antibiotic delivery system, and as such may offer advantages over systemic treatments in the prevention of SSIs, including against many antibiotic-resistant bacterial strains. We believe that, by combining doxycycline with PLEX, D-PLEX100 has the potential to overcome these limitations and deliver significant advantages in the prevention of SSIs, including:

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

Further, we believe D-PLEX100 has the potential to treat antibiotic-resistant bacterial infections, where the required concentrations of drugs to overcome the infection cannot be delivered safely via systemic administration. In three investigator-initiated compassionate use cases, patients with severe bone bacterial infections, including MRSA, were treated with D-PLEX1000, a PLEX product intended for the treatment of bone infections. After a single application of D-PLEX1000, the infection was eradicated in all patients. In preclinical studies, we also observed that a single application of D-PLEX100 substantially reduced MRSA and vancomycin-resistant bacterial infections in surgical sites. Moreover, because it uses a smaller dose of doxycycline and only applied locally, we believe that D-PLEX100 should not contribute to the growing worldwide problem of antibiotic-resistant bacteria.

The Burdens of SSIs

HAIs are infections that patients acquire when receiving medical treatment in a healthcare facility. According to the WHO, HAIs are the most frequent adverse event affecting patient safety worldwide. SSIs are the most common HAI in the United States and occur in approximately 2% to 4% of all patients undergoing inpatient surgery despite accepted antibiotic strategies intended to prevent infection. However, these figures are likely underestimated for a number of reasons, including surgeon underreporting and negative reimbursement implications, and because approximately 50% of SSIs become evident only after a patient has been discharged. Further, the incidence and morbidity of SSIs may differ based on the surgical procedure performed and underlying patient risk factors, with for instance high SSI rates in abdominal colorectal surgeries.

SSIs prolong patient recovery and cause a substantial increase in the clinical and economic burdens of surgery, due to longer hospital stays, as well as increased costs related to diagnostic tests and management of the infection. Certain patients may require readmission, subsequent surgeries and other interventions, as well as further outpatient care, due to SSIs. According to the CDC, SSIs account for an estimated $10 billion of incremental hospital costs per year in the United States. Directly attributable costs of SSIs range from approximately $11,000 to $26,000 per infection. In more complex infections involving a prosthetic joint or an antimicrobial-resistant organism, the costs per case can exceed $90,000. SSIs are associated with approximately seven to eleven additional post-operative hospital days, and patients with an SSI have a two to eleven times increased risk of death compared to infection-free patients. Following discharge from the hospital, SSI patients may also require healthcare from other community care services, further contributing to the overall economic burden of the infection. The CDC estimates that the financial costs of treating SSIs will continue to increase, both because more surgeries are being performed and because surgical patients present with increasingly complex comorbidities. Moreover, in the United States, CMS tracks SSI rates, particularly those following hysterectomies and colorectal resection surgeries, and are increasingly using these statistics to reduce total annual CMS payments for hospitals that CMS deems to not meet certain quality metrics for the prevention of infection. CMS also publishes the SSI incidence rate for hospitals, and, consequently, hospitals have economic and reputational, in addition to clinical, incentives to prevent SSIs.

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

Reimbursement for surgical procedures is typically capitated or fixed by third-party payors based on the specific surgical procedure performed. However, for many patients undergoing high-risk surgeries or those with co-morbidities, the incidence of SSIs remains high, potentially leading to significant healthcare cost burdens relative to the capitated reimbursement related to prolonged lengths of stay in the hospital, readmissions and additional surgical procedures and other interventions due to the infection. In addition to the direct cost of SSIs, the prolonged length of stay impacts the hospital’s capacity and its ability to admit new patients. Furthermore, hospitals continue to focus on quality improvements to reduce SSIs to support optimal reimbursement and reduced penalties under CMS initiatives, such as the Hospital Acquired Condition Reduction Program, Hospital Readmission Reduction Program and the Hospital Value-Based Purchasing Program. Following discharge from the hospital, patients with an SSI may also rely on healthcare from other community care services, which further contributes to the overall economic burden of the infection. In addition, we believe that there may be opportunities for reimbursement for D-PLEX100 under CMS’s NTAP program.

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

We intend to complete pivotal Phase 3 trial in abdominal colorectal resection with large incisions. In such trial, we plan to evaluate health economic outcomes in order to generate further evidence to potentially support approval by the FDA and EMA and, if D-PLEX100 is approved, broad adoption among healthcare providers and third-party payors. We intend to further support any such data with publications and post-marketing studies.

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

Patients treated with D-PLEX100 had a statistically significant reduction of 59% (p=0.0086) in deep or superficial incisional SSIs or mortality for any reason within 30 days of surgery, which was the primary endpoint for the trial, as compared to patients who received the SoC.

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

Phase 3 Clinical Trials of D-PLEX100

Phase 3 Clinical Trial for the Prevention of SSIs after Abdominal (Soft Tissue) Surgery

We initiated the first Phase 3 trial (SHIELD I) for the prevention of SSIs after abdominal (soft tissue) surgery in the third quarter of 2020, with sites in the United States, Europe and Israel. We also initiated the second Phase 3 trial (SHIELD II) in December 2020. Both trials are designed to be prospective, multinational, multicenter, randomized, controlled, two-arm, double-blinded trials to evaluate the efficacy and safety of D-PLEX100 in combination with the SoC, which includes a prophylactic antibiotic administered prior to surgery, in patients aged 18 years and older at screening, undergoing an elective colorectal surgery involving colon or rectal resection and with at least one incision measuring greater than 7 centimeters (SHIELD II) or greater than 10 centimeter (SHIELD I).

In September 2022, we announced top-line results from the SHIELD I Phase 3 study of D-PLEX100. SHIELD I was a prospective, multinational, randomized, double-blind Phase 3 trial designed to assess the efficacy and safety of D-PLEX100 administered concomitantly with SoC compared to a SoC alone arm, in the prevention of post-abdominal surgery incisional infection. The primary endpoint of the trial was the combination of incisional SSIs and mortality as measured by the proportion of subjects with either an SSI event, as determined by a blinded and independent adjudication committee, re-interventions due to SSIs or mortality for any reason within 30 days post-surgery. A total of 977 patients were randomized into the study, consisting of 488 subjects in the D-PLEX100 treatment arm and 489 patients in the control arm. SHIELD I study did not achieve its primary endpoint of reduction in SSIs, re-interventions due to SSIs and mortality: in the ITT population, the local administration of D-PLEX100 and SoC (n=485) resulted in a decrease in the primary endpoint of 23 percent compared to SoC alone (n=489) (p=0.1520), as illustrated in the SHIELD I article infographic below.

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

We resumed recruitment of patients in SHIELD II in June 2023. Unblinded interim analysis was conducted once the first 430 patients completed their 30-day follow-up. In December 2024, we announced that following the independent DSMB review of unblinded efficacy data from the first 430 enrolled patients, the DSMB’s recommendation was to conclude the study upon enrollment of 800 patients, which is the lowest sample size reassessment stop after the minimum planned number of 624 patients. At this interim analysis, the DSMB also had the option to recommend stopping SHIELD II due to futility or overwhelming efficacy or to reassess the trial’s sample size to a maximum of 1,100 patients. In addition, the DSMB confirmed the good safety profile of D-PLEX100 in SHIELD II to date. As of February 26, 2025, over 700 patients were already enrolled. Enrollment completion is expected in March 2025. Top-line results are expected in the second quarter of 2025.

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

OncoPLEX - Preclinical Development Program for Cancer

In addition to our lead program D-PLEX100, our pipeline includes an early-stage Oncology program, OncoPLEX, PolyPid’s lead intra-tumoral and post tumor resection cancer therapy drug candidate. OncoPLEX utilizes PLEX technology to provide controlled local exposure to docetaxel, one of the most widely used chemotherapy agents, directly at the tumor site for few weeks to potentially reduce local tumor reoccurrence, the potential spreading of cancer cells, and ultimately improve the overall survival rate of cancer patients. Local delivery of drugs directly into the tumor site, especially in difficult to access tumors such as in the brain, may significantly improve the clinical outcome.

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

For example, in December 2024 we announced a new research and development collaboration with ImmunoGenesis. The collaboration focuses on the development of novel formulations utilizing our experience with our proprietary PLEX Technology and ImmunoGenesis’ potent STING agonist drug candidate to potentially enhance treatment for solid tumors. The collaboration aims to address challenges of potent STING agonists which are susceptible to rapid clearance when administered intratumorally, limiting the exposure time within the tumor microenvironment for effective anti-tumor activity.

Regulatory Developments

We intend to pursue a broad label for D-PLEX100 for the prevention of SSIs, the scope of which will depend on the clinical data generated from our Phase 3 clinical trials and discussions with the FDA and the EMA.

We intend to seek approval of D-PLEX100 under Section 505(b)(2) of the FFDCA, which provides an abbreviated pathway for marketing approval by the FDA in the United States, and will seek approval under the comparable hybrid application pathway in the EU. Such abbreviated approval pathways may not lead to a faster development or review process compared to traditional approval pathways and do not increase the likelihood that D-PLEX100 will receive regulatory approval in the United States or the EU.

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

Marketing, Sales and Distribution

Given our current stage of development, we have limited internal marketing, sales and distribution capabilities. We have established a wholly-owned United States subsidiary, PolyPid Inc., a Delaware corporation with an office in New Jersey, to support our potential commercialization and business development efforts in the United States and our clinical development program. If approved, we intend to launch D-PLEX100, and other future product candidates, worldwide through partnerships. We believe that pursuing commercialization relationships, including strategic alliances and licensing, with leading pharmaceutical companies having hospital business equipped to market and sell our products through their well-developed sales, marketing and distribution organizations will be instrumental to maximize our commercial success and launch of any approved products. In the United States, we believe that the cost-effectiveness and potential clinical benefits of D-PLEX100 will support its commercial launch under existing Medicare rates given the associated mortality, morbidity and cost burden of SSIs and the associated penalties imposed on hospital reimbursement from the CMS. In addition, we believe that there may be opportunities for reimbursement for D-PLEX100 under CMS’s New Technology Add-on Payment program.

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

Under the terms of the agreement, we received an upfront payment immediately upon signing and are entitled to additional development-related milestones for a total of up to €23 million (approximately $24.1 million) as follows: upfront payment of €2.5 million (approximately $2.5 million), up to €12.25 million (approximately $12.9 million) contingent upon positive top-line results of our SHIELD I Phase 3 study and additional development-related milestones of up to €8.25 million (approximately $8.7 million). Upon commercialization, we will receive up to €87 million (approximately $91.3 million) in sales-related milestones. In addition, we will also supply D-PLEX100 to Advanz for a transfer price and will be entitled to royalties on net sales in double-digit percentages of up to mid-twenties.

In addition, we may out-license some or all of our patent rights to more than one party to achieve the fullest development, marketing and distribution of any products we develop.

Intellectual Property

Our patent estate includes patents and patent applications with claims directed to our PLEX technology platform, D-PLEX100 product candidate and claims for potential future product candidates. As of February 26, 2025, our patent estate includes 156 issued patents, including utility and composition of matter patents and 20 pending patent applications for our product candidates and methods of treatment.

Our patents and patent applications primarily relate to a polymer-lipid-based platform for sustained release of an active pharmaceutical agent at a target site. We have 36 issued patents in various countries worldwide related to compositions for sustained release of an API, including a lipid-saturated matrix formed from a biodegradable polymer, as well as methods for producing such compositions and methods of treatment through the use of such compositions. We also have 18 issued patents in various countries worldwide related to compositions for sustained release of an API including a lipid-saturated matrix formed from a non-biodegradable polymer, as well as methods for producing such compositions and methods of treatment through the use of such compositions. We also have 12 issued patents in various countries worldwide related to compositions for sustained release of a nucleic agent including a lipid-saturated matrix formed from a biodegradable polymer, as well as methods for producing such compositions and methods of treatment through the use of such compositions. We also have an issued Australian patent related to compositions for sustained release of peptidic molecules, as well as methods for producing such compositions and methods of treatment through the use of such compositions. We also have 26 issued patents and one pending patent application in various countries worldwide related to methods for treating bone fractures through the use of biocompatible fillers coated with sustained release antibiotic compositions, along with 17 issued patents in various countries worldwide related to methods for treating peri-implantitis and 46 issued patents and six pending patent applications in various countries worldwide related to methods for preventing and treating SSIs through similar processes. We also have 13 pending patent applications related to compositions and methods for the treatment of solid tumors. Our patent estate includes 12 issued United States patents as well as issued patents and/or pending patent applications in Australia, Brazil, Canada, China, the Eurasian Patent Organization, the European Patent Office, Hong-Kong, India, Israel, Japan, Mexico, New Zealand, the Philippines, Singapore, South Africa, South Korea, Thailand and the United States. Our issued patents are expected to remain in effect between 2029 and 2035.

In addition to patents, we have eight registered trademarks. “BonyPid” is registered in the European Union Intellectual Property Office and in Israel. “PolyPid” is registered in the United States, Israel, China and in the following European Union countries: Benelux, France, Germany, Spain, Austria, Italy, the United Kingdom, Ireland and Portugal, and is pending in Canada. “Bacfenssi” is registered in the United States, the European Union Intellectual Property Office, Great Britain, Switzerland, Iceland, Liechtenstein, Norway, China, Israel and Russia, and is pending in Canada. “Opzifend” which is registered in the United States, the European Union Intellectual Property Office, Great Britain, Switzerland, Iceland, Liechtenstein, Norway, China, Israel and Russia. “Ssisurg”, “Elyfssi” and “Bacyssio” are registered in Israel. “Baczenssi” which is registered in the European Union Intellectual Property Office and in Great Britain. Furthermore, we rely upon trade secrets, know-how and continuing technological innovation to develop and maintain our competitive position.

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

Other Healthcare Regulations

Our business activities, including but not limited to, research, sales, promotion, distribution, medical education and other activities are subject to regulation by numerous regulatory and law enforcement authorities in the United States in addition to the FDA, including the Department of Justice, the HHS and its various divisions, including CMS, Office of Inspector General, and the Health Resources and Services Administration, the Department of Veterans Affairs, the Department of Defense and state and local governments. Our business activities must comply with numerous healthcare laws and regulations, including those described below.

The federal Anti-Kickback Statute prohibits, among other things, any person or entity, from knowingly and willfully offering, paying, soliciting or receiving any remuneration, directly or indirectly, overtly or covertly, in cash or in kind, to induce or reward, or in return for, the referral of an individual for, or purchasing, leasing, ordering, or arranging for the purchase, lease or order of, any good, facility, item or service reimbursable under Medicare, Medicaid or other federal healthcare programs. The Anti-Kickback Statute has been interpreted to apply to arrangements between pharmaceutical manufacturers on the one hand and prescribers, purchasers, and formulary managers on the other hand. The term remuneration has been interpreted broadly to include anything of value. There are a number of statutory exceptions and regulatory safe harbors protecting some common activities from prosecution. The exceptions and safe harbors are drawn narrowly and require strict compliance in order to offer protection. Practices that involve remuneration that may be alleged to be intended to induce prescribing, purchasing or recommending may be subject to scrutiny if they do not qualify for an exception or safe harbor. Failure to meet all of the requirements of a particular applicable statutory exception or regulatory safe harbor does not make the conduct per se illegal under the federal Anti-Kickback Statute. Instead, the legality of the arrangement will be evaluated on a case-by-case basis based on a cumulative review of all of its facts and circumstances. We train and educate our personnel on the Anti-Kickback Statute and their obligations thereunder, and we endeavor to comply with the applicable exceptions and safe harbors wherever possible. However, some of our arrangements, like many other common and non-abusive arrangements, may implicate the Anti-Kickback Statute and are not covered by a safe harbor. Nevertheless, we do not believe them to present a significant risk to beneficiaries or federal healthcare programs and, as such, appear unlikely to invite government scrutiny or prosecution, warrant the imposition of sanctions, or be found to violate the statute. However, we cannot offer assurance that the government or a whistleblower would agree with our position that certain arrangements fall within a safe harbor, or that arrangements that do not squarely meet an exception or safe harbor will not be found to violate the Anti-Kickback Statute. Additionally, the Patient Protection and Affordable Care Act of 2010, as amended by the Health Care and Education Reconciliation Act of 2010, or collectively the ACA, amended the intent requirement of the federal Anti-Kickback Statute, and other healthcare criminal fraud statutes, so that a person or entity no longer needs to have actual knowledge of the federal Anti-Kickback Statute, or the specific intent to violate it, to have violated the statute. The ACA also provided that a violation of the federal Anti-Kickback Statute is grounds for the government or a whistleblower to assert that a claim for payment of items or services resulting from such violation constitutes a false or fraudulent claim for purposes of the federal civil False Claims Act, or FCA, thereby increasing the penalty structure for these violations.

The federal civil and criminal false claims laws, including the FCA, prohibit, among other things, any person or entity from knowingly presenting, or causing to be presented, a false claim for payment to, or approval by, the U.S. federal government, including the Medicare and Medicaid programs, or knowingly making, using, or causing to be made or used a false record or statement material to a false or fraudulent claim or to avoid, decrease or conceal an obligation to pay money to the federal government. As a result of a modification made by the Fraud Enforcement and Recovery Act of 2009, a claim includes “any request or demand” for money or property presented to the U.S. government. In addition, manufacturers can be held liable under the FCA even when they do not submit claims directly to government payors if they are deemed to “cause” the submission of false or fraudulent claims. The FCA also permits a private individual acting as a “whistleblower” to bring actions on behalf of the federal government alleging violations of the FCA and to share in any monetary recovery. Whistleblower actions have increased significantly in recent years, causing greater numbers of healthcare companies to have to defend a false claim action, even before the validity of the claim is established and even if the government decides not to intervene in the lawsuit. FCA liability is potentially significant in the healthcare industry because the statute provides for treble damages and mandatory penalties. Government enforcement agencies and private whistleblowers have investigated pharmaceutical companies for or asserted liability under the FCA for a variety of alleged promotional and marketing activities, such as providing free products to customers with the expectation that the customers would bill federal programs for the products; providing consulting fees and other benefits to physicians to induce them to prescribe products; engaging in promotion for “off-label” uses; and submitting inflated best price information to the Medicaid Rebate Program. Companies may decide to agree to large settlements with the government and/or whistleblowers to avoid the cost, distraction and negative publicity associated with litigation.

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

Our D-PLEX100 product is eligible for Medicare’s NTAP program as a QIDP. The NTAP program allows for additional reimbursement for new technology that is limited to the lesser of 75% of the costs of the technology, or 75% of the amount by which the costs of the case exceed the standard Medicare Severity Diagnosis Related Groups payment. The NTAP allows hospitals to bill Medicare outside of the Inpatient Prospective Payment Schedule for a temporary period. It is uncertain whether D-PLEX100 will be granted NTAP status and if so, when that payment would be available. Further, with a new presidential administration, it is possible that revisions to health policy may impact the NTAP process or our product’s eligibility under NTAP.

HIPAA created two new federal crimes: healthcare fraud and false statements relating to healthcare matters. The healthcare fraud statute prohibits knowingly and willfully executing a scheme to defraud any healthcare benefit program, including private payors. A violation of this statute is a felony and may result in fines, imprisonment or exclusion from government sponsored programs, or integrity oversight and reporting obligations to resolve allegations of non-compliance. The false statements statute prohibits knowingly and willfully falsifying, concealing or covering up a material fact or making any materially false, fictitious or fraudulent statement in connection with the delivery of or payment for healthcare benefits, items or services. Additionally, the ACA amended the intent requirement of these criminal statutes so that a person or entity no longer needs to have actual knowledge of the statute, or the specific intent to violate it, to have committed a violation.

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

In addition, we may be subject to data privacy and security regulation by both the federal government and the states in which we conduct our business. HIPAA, as amended by the Health Information Technology for Economic and Clinical Health Act, or HITECH, and their implementing regulations, impose requirements relating to the privacy, security and transmission of individually identifiable health information held by covered entities, their business associates and covered subcontractors. Among other things, HITECH makes HIPAA’s security standards directly applicable to business associates, defined as independent contractors or agents of covered entities that create, receive, maintain or transmit protected health information in connection with providing a service for or on behalf of a covered entity. HITECH also created new tiers of civil monetary penalties, amended HIPAA to make civil and criminal penalties directly applicable to business associates, and gave state attorneys general new authority to file civil actions for damages or injunctions in federal courts to enforce the federal HIPAA laws and seek attorneys’ fees and costs associated with pursuing federal civil actions. We do not meet the definition of a covered entity under HIPAA; however, we may be considered a business associate with respect to certain interactions and relationships with our health care customers.

In addition, numerous other laws, regulations and legislative and regulatory initiatives at the U.S. federal and state levels address the privacy and security of personal information. We remain subject to federal and state privacy-related laws that may be more restrictive or contain different requirements than the privacy regulations issued under HIPAA. These laws vary and could impose additional penalties.

Many states have also adopted laws similar to each of the above federal laws, which may be broader in scope and apply to items or services reimbursed by any third-party payor, including commercial insurers. We may also be subject to state laws that require pharmaceutical companies to comply with the pharmaceutical industry’s voluntary compliance guidelines and the relevant compliance guidance promulgated by the federal government, and/or state laws that require drug manufacturers to report information related to payments and other transfers of value to physicians and other healthcare providers or marketing expenditures and pricing information, state and local laws that require the registration of pharmaceutical sales representatives, and state laws governing the privacy and security of health information in certain circumstances, many of which differ from each other in significant ways and may not have the same effect, thus complicating compliance efforts. The need to build and maintain a robust compliance program with different compliance and/or reporting requirements increases the possibility that a company may violate one or more of the requirements, resulting in fines and penalties.

Ensuring that our internal operations and business arrangements with third parties comply with applicable healthcare laws and regulations will likely be costly. It is possible that governmental authorities will conclude that our business practices do not comply with current or future statutes, regulations or case law involving applicable fraud and abuse or other healthcare laws and regulations. If our operations were found to be in violation of any of these laws or any other governmental regulations that may apply to us, we may be subject to significant civil, criminal and administrative penalties, damages, fines, disgorgement, individual imprisonment, possible exclusion from government funded healthcare programs, contractual damages, reputational harm, diminished profits and future earnings, additional reporting obligations and oversight if we become subject to a corporate integrity agreement or other agreement to resolve allegations of non-compliance with these laws, and curtailment of our operations, any of which could substantially disrupt our operations. Even absent a determination that we violated applicable healthcare laws, a government investigation or litigation would be costly, divert management’s attention, and potentially harm our reputation. If the physicians or other providers or entities with whom we expect to do business are found not to be in compliance with applicable laws, they may be subject to significant criminal, civil or administrative sanctions, including exclusions from government funded healthcare programs.

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

With a change in presidential administration in the United States and a transition from Democrat-led to Republican-led executive and legislative bodies, we expect that 2025 will bring substantial changes in health policy, including coverage and payment for health care items and services under Medicare. Any reduction in reimbursement from Medicare or other government programs may result in a similar reduction in payments from private payors. Our results of operations could be adversely affected by health care reforms that may be adopted in the future. Similarly, we expect a shift in enforcement initiatives which introduces substantial unknowns with respect to our business operations in the United States. As such, our costs to monitor for these changes and respond to new requirements will increase.

We cannot predict what additional new legislation, agency priorities, and rulemaking may be on the horizon as the United States continue to reassess how it pays for healthcare. As a result, we cannot quantify or predict what impact any changes might have on our business and results of operations. However, any changes that lower reimbursement for our products could materially and adversely affect our business, financial condition and results of operations.

There has been particular and increasing legislative and enforcement interest in the United States with respect to drug pricing practices in recent years, particularly with respect to drugs that have been subject to relatively large price increases over relatively short time periods. Specifically, President Biden issued several executive orders, Congressional inquiries and proposed and enacted federal and state legislation designed to, among other things, bring more transparency to product pricing, review the relationship between pricing and manufacturer patient programs, reduce the cost of prescription drugs under Medicare and reform government program reimbursement methodologies for pharmaceutical products. Immediately upon taking office, President Trump revoked many of President Biden’s executive orders, including one that had directed the CMMI to develop 3 experimental drug pricing models. It is unclear whether and in what ways the Trump administration will continue to roll back or rescind Biden-era drug pricing initiatives, or what policies the new administration will push forward that may impact healthcare costs and reimbursements, including whether the Trump administration will support Medicare’s ability to negotiate drug prices. Specifically, on December 7, 2023, the Biden administration announced an initiative to control the price of prescription drugs through the use of march-in rights under the Bayh-Dole Act. On December 8, 2023, the National Institute of Standards and Technology published for comment a Draft Interagency Guidance Framework for Considering the Exercise of March-In Rights which for the first time includes the price of a product as one factor an agency can use when deciding to exercise march-in rights. While march-in rights have not previously been exercised, it is uncertain if that will continue under the new framework or if President Trump would choose to exercise such rights. In addition, individual states in the United States have become increasingly active in passing legislation and implementing regulations designed to control pharmaceutical product pricing, including price or patient reimbursement constraints, discounts, restrictions on certain product access and marketing cost disclosure and transparency measures, and, in some cases, designed to encourage importation from other countries and bulk purchasing. For example, on January 5, 2024, the FDA approved Florida’s Section 804 Importation Program (SIP) proposal to import certain drugs from Canada for specific state healthcare programs. It is unclear how this program will be implemented, including which drugs will be chosen, and whether it will be subject to legal challenges in the United States or Canada. Other states have also submitted SIP proposals that are pending review by the FDA. Any such approved importation plans, when implemented, may result in lower drug prices for products covered by those programs. If the federal government scales back its efforts to decrease drug spending, it is possible that states will become more active in order to protect their healthcare program funds. In the future, there will likely continue to be proposals relating to the reform of the U.S. healthcare system, some of which could further limit coverage and reimbursement of products.

The Foreign Corrupt Practices Act

The CPA prohibits any U.S. individual or business from paying, offering or authorizing payment or offering of anything of value, directly or indirectly, to any foreign official, political party or candidate for the purpose of influencing any act or decision of the foreign entity in order to assist the individual or business in obtaining or retaining business. The FCPA also obligates companies whose securities are listed in the United States to comply with accounting provisions requiring the companies to maintain books and records that accurately and fairly reflect all transactions of the companies, including international subsidiaries, and to devise and maintain an adequate system of internal accounting controls for international operations.

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

C. Organizational Structure.

We currently have two wholly owned subsidiaries: PolyPid Inc., a Delaware corporation with an office in New Jersey, and PolyPid Pharma SRL, a company organized under the laws of Romania.

D. Property, Plant and Equipment.

Our principal executive offices are located at 18 Hasivim Street, Petach Tikva 4959376, Israel, where we lease an approximately 45,306 square foot facility under a lease that expires July 22, 2027. This Israeli facility houses our administrative headquarters, research and development laboratories and state-of-the-art manufacturing facility. Our monthly rent payment is NIS 267,000 (approximately $72,000).

We consider that our current office space is sufficient to meet our anticipated needs for the foreseeable future and is suitable for the conduct of our business.

ITEM 4A. UNRESOLVED STAFF COMMENTS

Not applicable.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

A. Operating Results.

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our consolidated financial statements and the related notes included elsewhere in this annual report on Form 20-F. The discussion below contains forward-looking statements that are based upon our current expectations and are subject to uncertainty and changes in circumstances. Actual results may differ materially from these expectations due to inaccurate assumptions and known or unknown risks and uncertainties, including those identified in “Cautionary Note Regarding Forward-Looking Statements” and under “Risk Factors” elsewhere in this annual report on Form 20-F. Our discussion and analysis for the year ended December 31, 2022 and December 31, 2023 can be found in our Annual Report on Form 20-F for the fiscal year ended December 31, 2023, filed with the SEC on March 6, 2024.

Overview

Since our inception in 2008, we have incurred significant operating losses. Our operating loss for the years ended December 31, 2023 and 2024 were $22.9 million and $28.0 million, respectively. As of December 31, 2024, we had an accumulated deficit of $267.3 million. We expect to continue to incur significant expenses and operating losses for the foreseeable future, and our losses may fluctuate significantly from year to year. We anticipate we will continue to incur expenses in connection with our ongoing activities, as we:

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

Operating Expenses

Our current operating expenses consist of three components — research and development expenses, marketing and business development expenses and general and administrative expenses.

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

From inception through December 31, 2024, we incurred $174.4 million in research and development expenses, net to advance the development of our clinical-stage product candidates, as well as other preclinical research and development programs. As of December 31, 2024, we received royalty-bearing grants of $4.9 million in the aggregate from the IIA. Pursuant to the terms of the grants, we are required to pay royalties of 3.0% to the IIA on revenues from sales of products for which the research and development was funded, in whole or in part, by the IIA, up to a limit of 100% of the amount of the grant received, linked to the U.S. dollar bearing interest. Until October 25, 2023, the interest was calculated at a rate based on 12-month LIBOR applicable to U.S. Dollar deposits. However, on October 25, 2023, the IIA published a directive concerning changes in royalties to address the expiration of the LIBOR. Under such directive, regarding IIA grants approved by the IIA prior to January 1, 2024 but which are outstanding thereafter, as of January 1, 2024 the annual interest is calculated at a rate based on 12-month SOFR, as published by the CME Group or any authorized body of the Federal Reserve on the first trading day of each year or at an alternative rate published by the Bank of Israel plus 0.71513%; and, for grants approved on or following January 1, 2024 the annual interest shall be the higher of (i) the 12 months SOFR interest rate, plus 1%, or (ii) a fixed annual interest rate of 4%. In addition, we must abide by other restrictions associated with the receipt of such grants under the R&D Law that continues to apply following repayment to IIA. These restrictions may impair our ability to outsource manufacturing, engage in change of control transactions or otherwise transfer our knowledge outside of Israel and may require us to obtain IIA approval for certain actions and transactions and pay additional amounts to the IIA. In addition, any change of control and any change of ownership of our Ordinary Shares that would make a non-Israel citizen or resident an “interested party” as defined in the R&D Law requires prior written notice to the IIA. As of December 31, 2024, we also received non-royalty bearing grants of $1.7 million in the aggregate from the IIA and $0.7 million in the aggregate from the FP7.

Substantially all of our research and development expenses for the years ended December 31, 2023 and 2024 were related to the development of D-PLEX100.

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

Marketing and Business Development

Marketing and business development expenses consist primarily of salaries and personnel-related expenses, including benefits and share-based compensation expense. Other marketing and business development expenses include professional fees and pre-commercialization.

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

Results of Operations

Comparison of the Year Ended December 31, 2023 and 2024

The following table summarizes our results of operations for the year ended December 31, 2023 and 2024:

	Year Ended December 31,
	2023	2024
	(in thousands)
Research and development, net	$16,148	$22,811
Marketing and business development	1,196	945
General and administrative	5,523	4,273
Operating loss	22,867	28,029
Financial expense, net	929	951
Loss before income tax	$23,796	$28,980
Income tax expense	69	42
Net loss	$23,865	$29,022

Research and Development, Net

Research and development, net increased by $6.7 million for the year ended December 31, 2024, compared to the year ended December 31, 2023. This increase was primarily related to an increase of $7.2 million in costs related to the on-going SHIELD II trial, an increase of $0.4 million in our manufacturing facility expenses and an increase of $0.1 million in personnel costs. These increases were offset by a decrease of $0.8 million in research and development costs related to D-PLEX100 and OncoPLEX, and a decrease of $0.2 million in non-cash share-based compensation.

Marketing and business development

Marketing and business development decreased by $0.2 million for the year ended December 31, 2024, compared to the year ended December 31, 2023. This decrease was primarily related to a decrease of $0.1 million in pre-commercialization activities for the product candidate D-PLEX100 and a decrease of $0.1 million in non-cash share-based compensation.

General and Administrative

General and administrative decreased by $1.3 million for the year ended December 31, 2024, compared to the year ended December 31, 2023. This decrease was primarily related to a decrease of $0.4 million in personnel costs, a decrease of $0.4 million in directors’ and officers’ insurance expenses, a decrease of $0.3 million in non-cash share-based compensation and a decrease of $0.2 million in legal, professional and other costs associated with the Company’s status as a publicly traded company.

Financial Expense, Net

Financial expense, net generally remained unchanged for the year ended December 31, 2024, compared to the year ended December 31, 2023.

Income tax expense

Income taxes generally remained unchanged for the year ended December 31, 2024, compared to the year ended December 31, 2023.

Net loss

Net loss increased by $5.2 million for the year ended December 31, 2024, compared to the year ended December 31, 2023. This increase was primarily related to the increase in research and development, net of $6.7 million. These increases were offset by a decrease in general and administrative of $1.3 million, a decrease of marketing and business development costs of $0.2 million.

Qualitative and Quantitative Disclosures about Market Risk

Foreign Currency Exchange Risk

We operate primarily in Israel, and approximately 46% of our expenses are denominated in NIS. We are therefore exposed to market risk, which represents the risk of loss that may impact our financial position due to adverse changes in financial market prices and rates. We are subject to fluctuations in foreign currency rates in connection with these arrangements. Changes of 5% and 10% in the U.S. dollar/NIS exchange rate would have increased/decreased operating expenses by approximately 1.2% and 2.4%, respectively, during the year ended December 31, 2024.

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

Inflation-Related Risks

Inflation generally affects us by increasing our NIS-denominated expenses, including salaries and benefits, as well as facility rental costs and payment to local suppliers. We do not believe that inflation had a material effect on our business, financial condition or results of operations during the years ended December 31, 2024, 2023 and 2022.

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

The Loan Agreement provides for interest-only repayments of the first tranche until December 31, 2022, followed by 36 equal monthly repayments of principal and interest. For the second tranche, which was drawn in July 2022, the Loan Agreement provides for repayments of interest only until August 31, 2023, followed by 33 equal monthly repayments of principal and interest. The senior secured loan initially had interest at a rate of 9.25%. The loan is prepayable in full, at any time at our option. The loan is secured by our owned equipment, intellectual property and all shares we hold in PolyPid Inc. and PolyPid Pharma SRL, and we paid a customary fee to Kreos for the establishment of the loan. Additionally, PolyPid Inc. entered into a guaranty agreement with Kreos, all as security for monies borrowed by us under the Loan Agreement. On March 29, 2023, we entered into an amendment to the Loan Agreement. Pursuant to this amendment, 70% of the remaining principal and interest repayments will be delayed and repaid on a monthly equal basis from August 2024 to May 2026. The amended secured loan had interest at a rate of 10.00%, and a restructuring fee to Kreos consisting of 1.00% on close of the amendment and an incremental 3.00% at maturity. In return for this additional deferral of repayment, Kreos has the right to receive a potential claw back payment on account of the then outstanding principal amount. This claw back mechanism will be triggered by additional incoming funds from future partnership agreement or additional financing. If triggered, the minimum claw back to be paid is $1.5 million but will not exceed $3 million. Further, the outstanding warrants Kreos received were repriced to have an exercise price of $12.60 per share.

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

On August 1, 2024, we entered into a second amendment to the Loan Agreement. Pursuant to this second amendment, 60% of the remaining principal and interest repayments under the Loan Agreement will be delayed and repaid on a monthly equal basis from April 1, 2025. The amended secured loan now bears interest at a rate of 12.00%, and we paid a restructuring fee to Kreos of $125,000. The claw back to be paid will not exceed $4.5 million, out of which $2.6 million was already paid. As part of the second amendment, we issued to Kreos a warrant to purchase 40,000 Ordinary Shares of the Company at an exercise price of $3.61 per share. Following the execution of the second amendment, Kreos holds warrants to purchase a total of 46,491 Ordinary Shares of the Company, as follows: (i) 6,491 shares at an exercise price of $12.60 per share; and (ii) 40,000 shares at an exercise price of $3.61 per share. The expiration date for each warrant issued will be seven years from the respective issuance date. On January 6, 2025, we entered into a third amendment to the Loan Agreement. Pursuant to this third amendment, 60% of the principal and interest repayments which are originally scheduled to be paid until the end of June 2025, will now be delayed and repaid in July 2025. We will pay a restructuring fee to Kreos of $160,000 and the end of loan payment shall be increased from 5% to 7%.

In July 2021, we entered into a Controlled Equity Offering Sales Agreement, or the Sales Agreement, with Cantor Fitzgerald & Co., or the Agent, pursuant to which we may offer and sell, from time to time, our Ordinary Shares, through the Agent in an at the market offering, or the ATM, as defined in Rule 415(a)(4) under the Securities Act, for an aggregate offering price of up to $45 million. During the year ended December 31, 2024, no Ordinary Shares were sold under the ATM. In July 2024, the Sales Agreement was terminated. In November 2024, we entered into a Sales Agreement, or the New Sales Agreement, with Oppenheimer & Co. Inc., or the Sales Agent, pursuant to which we may offer and sell, from time to time, through the Sales Agent, up to $8,250,000 of our Ordinary Shares. During the year ended December 31, 2024, we sold 464 Ordinary Shares under the New Sales Agreement for a total amount of $1,673

In January 2024, we entered into a definitive securities purchase agreement for a private placement financing, or the January 2024 Private Placement, pursuant to which we sold 3,143,693 Ordinary Shares at a purchase price of $4.81 per share, 227,619 pre-funded warrants at a purchase price of $4.81 and warrants to purchase up to 3,371,312 Ordinary Shares at an exercise price of $5.50 per share. The warrants expire upon the earlier of two years from the date of issuance and 10 trading days following our announcement of the positive recommendation by the DSMB regarding our unblinded interim analysis in our SHIELD II Phase 3 trial of D-PLEX100 resulting in the stopping of the trial due to positive efficacy. The offering resulted in gross proceeds of $16.2 million. Exercise of the warrants in full would result in an additional $18.5 million in gross proceeds to us. We intend to use the net proceeds from the sale of the securities for our ongoing SHIELD II phase 3 clinical trial, working capital and general corporate purposes.

In August 2024, we entered into a definitive securities purchase agreement, pursuant to which we sold 2,006,226 of our Ordinary Shares, at a purchase price of $3.61 per share, 229,231 pre-funded warrants at a purchase price of $3.61 and warrants to purchase up to 1,676,588 Ordinary Shares at an exercise price of $3.61 per share. The warrants expire upon the earlier of two years from the date of issuance and 10 trading days following our announcement of the recommendation by the DSMB regarding our unblinded interim analysis in its SHIELD II Phase 3 trial of D-PLEX100 resulting in either the stopping of the trial due to positive efficacy, or continuation to planned patient recruitment (up to 630 subjects). The offering resulted in gross proceeds of $8.1 million. Exercise of the warrants in full would result in an additional $6.1 million in gross proceeds to us. We intend to use the net proceeds from the sale of the securities for our ongoing SHIELD II phase 3 clinical trial, working capital and general corporate purposes.

In December 2024, we entered into a definitive securities purchase agreement, pursuant to which we sold 3,386,962 of our Ordinary Shares, at a purchase price of $3.22 per share, 1,106,868 pre-funded warrants at a purchase price of $3.22 and warrants to purchase up to 6,740,745 Ordinary Shares at an exercise price of $4.00 per share. The warrants expire upon the earlier of nine months from the date of issuance and 10 trading days following our announcement of the top-line results in our SHIELD II Phase 3 trial of D-PLEX100. The offering resulted in gross proceeds of $14.5 million. Exercise of the warrants in full would result in an additional $27 million in gross proceeds to us. We intend to use the net proceeds from the sale of the securities for our ongoing SHIELD II Phase 3 clinical trial, working capital and general corporate purposes.

As of December 31, 2024, we had $15.6 million in cash and cash equivalents.

Cash Flows

The following table provides information regarding our cash flows for the periods indicated:

	Year Ended December 31,
	2023	2024
	(in thousands)
Net cash used in operating activities	$(17,236)	$(21,963)
Net cash provided by (used in) investing activities	3,804	(330)
Net cash provided by financing activities	9,976	32,416
Net increase (decrease) in cash, cash equivalents and restricted cash	$(3,456)	$10,123

Operating Activities

Net cash used in operating activities related primarily to our net losses adjusted for non-cash charges and measurements and changes in components of working capital. Adjustments to net loss for non-cash items mainly included depreciation, remeasurement of warrants and share-based compensation.

Net cash used in operating activities was $22 million for the year ended December 31, 2024, as compared to $17.2 million for the year ended December 31, 2023. This increase was primarily related to the on-going SHIELD II Phase 3 clinical trial.

Investing Activities

Net cash provided by investing activities related primarily to the purchase and sale of short-term and long-term deposits and the acquisition of laboratory equipment, office equipment and furniture and leasehold improvements.

Net cash used in investing activities was $0.3 million for the year ended December 31, 2024, as compared to net cash provided by investing activities of $3.8 million for the year ended December 31, 2023. This decrease in net cash provided by investing activities primarily related to a decrease in release of short-term deposits, partially offset by purchases of laboratory equipment and leasehold improvements to our manufacturing facility.

Financing Activities

Net cash provided by financing activities was $32.4 million for the year ended December 31, 2024, as compared to $10.0 million for the year ended December 31, 2023. The increase in net cash provided by financing activities is primarily related to the net proceeds from the private placements that occurred in 2024, as described above.

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

We expect that our existing cash and cash equivalents will enable us to fund our operating expenses and capital expenditure requirements into the third quarter of 2025. We anticipate that we will need to raise additional capital in order to complete our clinical and regulatory program for D-PLEX100 towards potential NDA submission, as well as continue to invest in the research and development of OncoPLEX and any other future product candidates. If we are unable to raise additional capital when desired, our business, operating results, and financial condition would be adversely affected, and there is substantial doubt about our ability to continue as a going concern. We have a shareholders’ equity of $7.7 million as of December 31, 2024. We expect to continue incurring losses and negative cash flows from operations until our products reach commercial profitability. Our plans to reduce the going concern risk include the continued commercialization of our products, maintaining cost efficiency and raising capital through the sale of additional equity securities, debt or capital inflows from strategic partnerships.

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

On November 25, 2024, we received a letter from Nasdaq, notifying the Company that it is no longer in compliance with the minimum stockholders’ equity requirement for continued listing on the Nasdaq Capital Market, listing Rule 5550(b)(1), due to its failure to maintain a minimum of $2.5 million in stockholders’ equity. In our Report on Form 6-K dated November 13, 2024, we reported stockholders’ equity of approximately $2.2 million as of September 30, 2024. Nasdaq Listing Rule 5450(b)(1) requires listed companies to maintain stockholders’ equity of at least $2.5 million. Although as of December 31, 2023, we had a deficit, our shareholders’ equity was $7.7 million following the December 2024 private placement described above. Accordingly, we believe we demonstrate compliance with the stockholders’ equity requirement.

5.C Research and development, patents and licenses, etc.

During the past three years, we have focused our preclinical and clinical development efforts on our lead product candidate D-PLEX100 for the prevention of abdominal (soft tissue) SSIs after abdominal surgery. We also continue to evaluate the development of D-PLEX100 for other types of surgeries. Our pipeline also includes an early-stage oncology program focused on the preclinical development of OncoPLEX, an intra-tumoral cancer therapy. We continuously evaluate additional product candidates for our clinical pipeline program that have been developed by us or that may be the subject of in-licenses from third parties or out- licenses to third parties. Our R&D team is comprised of 50 scientists, doctors and clinicians, who are based out of our corporate headquarters in Petach Tikva, Israel. For a description of the amounts that we have incurred over the last two years pursuant to our research and development programs, please see “Item 5. Operating and Financial Review and Prospects— A. Operating Results— Operating Expenses— Research and Development Expenses, net” and “Item 5. Operating and Financial Review and Prospects— A. Results of Operations — Comparison of the year ended December 31, 2023 and 2024 — Research and Development Expenses, net.”

Our patent estate includes patents and patent applications with claims directed to our PLEX technology platform, D-PLEX100 product candidate and claims for potential future product candidates. As of February 26, 2025, our patent estate included 156 issued patents, including utility and composition of matter patents and 20 pending patent applications for our product candidates and methods of treatment. For a description of our intellectual property, please see “Item 4. Information on the Company— B. Business Overview.”

5.D Trend Information

To date, we have not generated any revenue from product sales and do not expect to generate any revenue from product sales for at least the next few years. From inception through December 31, 2024, we incurred $174.4 million in research and development expenses, net to advance the development of our clinical-stage product candidates, as well as other preclinical research and development programs. We expect to continue to incur expenses in connection with our ongoing activities, particularly as we continue to conduct clinical trials and seek marketing approval for our product candidates, and as we continue the research and development of our other existing and future product candidates. In addition, if we obtain marketing approval for any product candidates, we expect to incur significant commercialization expenses related to product sales, marketing, manufacturing and distribution to the extent that such sales, marketing, manufacturing and distribution are not the responsibility of potential collaborators.  For a description of additional factors that may affect our future performance, please see “Item 5. Operating and Financial Review and Prospects— B. Liquidity and Capital Resources— Current Outlook.”

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

We incurred non-cash share-based compensation expense of $2.8 million, $3.4 million and $4.3 million during the years ended December 31, 2024, 2023 and 2022, respectively. We expect to continue to grant share option awards in the future, and to the extent that we do, our actual share-based compensation expenses recognized are likely to increase.

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

As of December 31, 2024, we have received royalty-bearing grants totaling $4.9 million. Pursuant to the terms of the grants, we are required to pay royalties to the IIA of 3.0% on revenues from sales of products developed financed in whole or in part by IIA, up to a limit of 100% of the grants received, linked to the U.S. dollar and bearing interest. Until October 25, 2023, the interest was calculated at a rate based on 12-month LIBOR applicable to U.S. Dollar deposits. However, on October 25, 2023, the IIA published a directive concerning changes in royalties to address the expiration of the LIBOR. Under such directive, regarding IIA grants approved by the IIA prior to January 1, 2024 but which are outstanding thereafter, as of January 1, 2024 the annual interest is calculated at a rate based on 12-month SOFR, as published by the CME Group or any authorized body of the Federal Reserve on the first trading day of each year or at an alternative rate published by the Bank of Israel plus 0.71513%; and, for grants approved on or following January 1, 2024 the annual interest shall be the higher of (i) the 12 months SOFR interest rate, plus 1%, or (ii) a fixed annual interest rate of 4%. Through December 31, 2024, no royalties have been paid or accrued.

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

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Senior Management.

The following table sets forth information regarding our executive officers, key employees and directors as of the date of this annual report:

Name	Age	Position
Dikla Czaczkes Akselbrad	51	Chief Executive Officer and Director
Dalit Hazan	54	Deputy CEO, Executive Vice President, Research and Development, Clinical and Regulatory Affairs
Ori Warshavsky	47	Chief Operating Officer - US
Jonny Missulawin	38	Chief Financial Officer
Non-Employee Directors
Jacob Harel (1) (2)	69	Chairman
Yechezkel Barenholz, Ph.D. (1)(3)	83	Director
Joseph BenAmram(1) (2)	61	Director
Nir Dror (1)(3)	48	Director
Yitzchak Jacobovitz(1)	49	Director
Itzhak Krinsky, Ph.D. (1)(2)(3)	72	Director
Robert B. Stein, M.D., Ph.D. (1)	74	Director
Nurit Tweezer-Zaks(1)	59	Director

(1)	Indicates independent director under Nasdaq Stock Market rules.

(2)	Member of our Audit Committee.

(3)	Member of our Compensation, Nominating and Corporate Governance Committee.

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

Dalit Hazan, Deputy CEO, Executive Vice President, Research and Development, Clinical and Regulatory Affairs

Ms. Dalit Hazan has served as our Deputy CEO, Executive Vice President, Research and Development, Clinical and Regulatory Affairs since June 2024, Executive Vice President, Research and Development, Clinical and Regulatory Affairs since March 2022, Senior Vice President, Research and Development and Regulatory Affairs since June 2021, Vice President, Research and Development and Regulatory Affairs since April 2019, Vice President, Regulatory Affairs since March 2018 and Regulatory Affairs Director since April 2016. Prior to that time, Ms. Hazan was the head of Global Regulatory Affairs at Teva Pharmaceuticals Industries Ltd. From 2013 to April 2016 as well as Head of Regulatory Affairs department since 2007. She holds a B.S. in biology and a M.S. in physiology and pharmacology from the Sackler Faculty of Medicine at Tel Aviv University and an Executive M.B.A. from Bar Ilan University.

Ori Warshavsky, Chief Operating Officer - US

Mr. Ori Warshavsky has served as our Chief Operating Officer - US since January 2022 and as Vice President of Marketing since October 2020. Prior to joining the Company, Mr. Warshavsky spent over 10 years at Teva Pharmaceuticals Industries Ltd. most recently as Senior Director of Oncology Marketing for the U.S. market from December 2017 to September 2020. Prior to that, he served as Head of Market Access for Teva Canada from June 2016 to December 2017 and as Chief of Staff to the Chief Executive Officer of Teva’s global generics business from June 2014 to June 2016. He holds a B.Sc. in Biotechnology Engineering from The Ben-Gurion University and an M.B.A. from Duke University.

Jonny Missulawin, Chief Financial Officer

Mr. Jonny Missulawin has served as our Chief Financial Officer since May 2023. From August 2022 to May 2023. Mr. Missulawin served as our Senior Vice President of Finance. From December 2017 to August 2022, Mr. Missulawin served as our Director of Finance. From May 2014 to December 2017, Mr. Missulawin served as our Financial Controller. Prior to joining the Company, Mr. Missulawin served as a Senior Auditor at Ernst & Young from 2010 to 2013. Mr. Missulawin holds an M.B.A. from Tel Aviv University in Financial Management, a B.A. in Accounting and Economics from Bar-Ilan University, and is a certified public accountant in Israel.

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

Joseph BenAmram, Director

Mr. Joseph BenAmram has served as a director since May 2023. Mr. Joseph BenAmram held various leadership roles at Merck in sales, marketing and business development for over 22 years. In his last position he was Senior Vice President & President of EURAM Region from October 2017 to February 2019. From June 2016 to September 2017, he served as Senior Vice President & President of MER Region and from October 2013 to May 2016 as Senior Vice President & President, Diversified Brands Division. From August 2010 to October 2013, Mr. BenAmram served as Merck’s Vice President & General Manager Emerging Markets. Mr. BenAmram currently serves as the Chief Strategy Officer of Golden Age Health PTE. LTD. (since March 2023), Senior Advisor to Armira PE (since January 2023), Senior Advisor to Interna Therapeutics (since May 2021) and the chairman of the board of directors of MediCane Health Inc. (since March 2019). He holds an M.B.A. from Tel Aviv University, Recanati Graduate School of Business Administration, and a Bachelor’s degree in Economics and Management from Tel Aviv University, Recanati Graduate School of Business Administration.

Nir Dror, Director

Mr. Nir Dror has served as a director since May 2020. Mr. Dror currently serves as the Chief Financial Officer of Aurum Ventures M.K.I. Ltd., a position he has held since 2013. He holds a B.A. and L.L.M. from Tel Aviv University and an M.B.A. from the University of Michigan.

Yitzchak Jacobovitz, Director

Mr. Yitzchak Jacobovitz has served as a director since February 2025. Mr. Jacobovitz is currently a partner at AIGH Capital Management, a position he has held since 2014. He has served as a director at the board of directors of Myomo, Inc. (NYSE American: MYO) since January 2023. Prior to his current positions, Mr. Jacobovitz was a managing director at Capstone, a policy research firm, and an analyst at Leap Tide Capital, a special situations hedge fund. Mr. Jacobovitz earned his Masters in Business Administration from Johns Hopkins University and is a Chartered Financial Analyst.

Itzhak Krinsky, Ph.D., Director

Dr. Itzhak Krinsky, Ph.D. has served as a director since January 2019. Dr. Krinsky currently serves as a director and member of the audit committee of Noramco Inc., Woodstock Sterile Solutions and Apotex Inc., positions he has held since September 2018, April 2021 and April 2023, respectively. Dr. Krinsky previously worked at Teva Pharmaceuticals Industries Ltd. as the Chairman of Teva Japan, Chairman of Teva South Korea and Head of Business Development, Asia Pacific from October 2012 to April 2016 after serving for more than 7 years on Teva's Executive Committee. Dr. Krinsky served as a director of Kamada Ltd. from November 2017 to November 2019, as a member of the nominating and corporate governance committee of Advanz Pharma Corp. (formerly known as Concordia Healthcare Corp) from May 2017 to September 2018 and a Director and member of the Audit Committee at Globrands Ltd from July 2018 to December 2023. He holds a B.A. and M.A. in economics from Tel Aviv University and a Ph.D. in economics from McMaster University.

Robert B. Stein, M.D., Ph.D., Director

Dr. Robert B. Stein, M.D., Ph.D., has served as a director since June 2020. Dr. Stein currently serves as a Venture Partner at Samsara BioCapital, a position he has held since January 2018, and he is the Principal at RBS Biotech Consulting, LLC, which he founded in August 2008. He previously served as the Chief Scientific Officer and Head of Research and Development of Agenus Inc. from January 2014 to January 2016 and as the President of Research and Development from January 2016 to April 2017. He served as President, Regenerative Medicine at Mimedx, from 2019 to 2022. He serves on the boards of directors of Protagenic Therapeutics, Inc. since February 2016 and ImmunoGenesis Inc. since June 2020. He holds a B.S. in biology and chemistry from Indiana University and an M.D. and a Ph.D. in physiology and pharmacology from Duke University. Dr. Stein is board certified in Anatomic and Clinical Pharmacology. He has 45 years of experience in the pharma and biotech industries, including leadership roles at Merck, Ligand, DuPont, Incyte, Roche, and Kinemed in addition to the roles mentioned above. He has played a key role in the discovery and/or development of eight registered medicines, including Sustiva®, Promacta®, and Eliquis®.

Nurit Tweezer-Zaks, M.D., Director

Dr. Nurit Tweezer-Zaks, M.D., has served as a director since November 2023. Dr. Tweezer-Zaks served as Chief Executive Officer of MediCane R&D from July 2022 to December 2024. She previously served as Chief Medical Officer and Business Development of MediCane Health Inc. from April 2021 to July 2022. Dr. Tweezer-Zaks served as Chief Medical Officer of aMOON Venture Capital Fund from May 2020 to April 2021, and as Operating Partner and Head of Sourcing from June 2018 to April 2020. Prior to this, Dr. Tweezer-Zaks held increasingly senior positions at Sanofi. In her most recent role at Sanofi from June 2017 to June 2018, she served as Global Established Products Medical Lead – Strategic Decision for Portfolio Enhancement. Dr. Tweezer-Zaks holds M.D. and B.S. degrees from Ben Gurion University School of Medicine in Beer Sheva, Israel, and earned an M.B.A. from the Kellogg-Recanati International Executive MBA Program, a global partnership program between Northwestern University’s Kellogg School of Management in Evanston, IL, and Tel Aviv University’s Recanati Graduate School of Business Administration in Israel.

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

B. Compensation.

The following table presents in the aggregate all compensation we paid to all of our directors and senior management from January 1, 2024 through December 31, 2024. The table does not include any amounts we paid to reimburse any of such persons for costs incurred in providing us with services during this period.

All amounts reported in the tables below reflect our cost, in thousands of U.S. dollars. Amounts paid in NIS are translated into U.S. dollars at the rate of NIS 3.70 = U.S. $1.00, based on the average representative rate of exchange between the NIS and the U.S. dollar as reported by the Bank of Israel during such period of time.

	Salary and Related Benefits(1)	Bonus Payments, Benefits and Perquisites	Share-Based Compensation(2)
All directors and senior management as a group, consisting of 11 persons as of December 31, 2024	$1,308,383	$-	$982,022

(1)	Represents the directors and senior management’s gross salary plus payment of mandatory social benefits made by the company on behalf of such officer. Such benefits may include, to the extent applicable to the executive, payments, contributions and/or allocations for savings funds, education funds (referred to in Hebrew as “Keren Hishtalmut”), pension, severance, risk insurances (e.g., life or work disability insurance) and payments for social security.

(2)	Computed based on Black-Scholes-Merton model.

In accordance with the Israeli Companies Law, we are required to disclose the compensation granted to our most highly compensated officers. The table below reflects the compensation granted during or with respect to the year ended December 31, 2024.

Executive Officer	Salary and Related Benefits	Bonus Payments, Benefits and Perquisites	Share-Based Compensation	Total
Dikla Czaczkes Akselbrad	$348,758	$-	$309,349	$658,107
Dalit Hazan	$273,015	$-	$285,425	$558,440
Jonny Missulawin	$187,170	$-	$177,398	$364,568
Ori Warshavsky	$344,567	$-	$127,931	$472,498

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

C. Board Practices.

Board of Directors

Our amended and restated articles of association, provide that the number of board of directors members shall be set by the general meeting of the shareholders provided that it will consist of not less than five and not more than 11 directors. Our board of directors presently consists of nine members. We believe that Prof. Barenholz, Messrs. BenAmram, Dror, Harel and Jacobovitz, and Drs. Krinsky, Stein, and Tweezer-Zaks are “independent” for purposes of the Nasdaq Stock Market rules. Under the Israeli Companies Law, the management of our business is vested in our board of directors which is responsible for setting our general policies and supervising the performance of management. Our board of directors may exercise all powers and may take all actions that are not specifically granted to our shareholders or to management. Our executive officers are responsible for our day-to-day management and have individual responsibilities established by our board of directors. Our Chief Executive Officer is appointed by, and serves at the discretion of, our board of directors, subject to the terms of the employment agreement that we have entered into with her, which was approved by our shareholders.

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

In addition, our amended and restated articles of association allows our board of directors to appoint directors to fill vacancies on our board of directors, including filling empty board seats up to the maximum number of directors permitted under our amended and restated articles of association, for a term of office equal to the remaining period of the term of office of each director whose office has been vacated. Vacancies on our board of directors may be filled by a vote of a simple majority of the directors then in office. A director so appointed will hold office until the next annual general meeting of our shareholders in which the other directors then in office are proposed to be replaced or reappointed.

In accordance with the Israeli Companies Law and our amended and restated articles of association, directors may be removed from office by a resolution at a general meeting of shareholders adopted by a majority of 65% of the voting power represented at the general meeting, in person or by proxy or upon the occurrence of certain events.

Under the Israeli Companies Law, and except as described below, we would be required to include on our board of directors at least two members, each of whom qualifies as an external director, and as to whom special qualifications and other provisions would be applicable. We would also be required to include one such external director on each of our board committees.

However, regulations promulgated under the Israeli Companies Law, or the Exemption Regulations, Israeli companies whose shares are traded on stock exchanges, such as The Nasdaq Capital Market and that do not have a controlling shareholder (as defined therein) and which comply with the requirements of the jurisdiction where the company’s shares are traded with respect to the appointment of independent directors and the composition of an audit committee and compensation committee, may elect not to follow the Israeli Companies Law requirements with respect to the composition of its audit committee and compensation committee and the appointment of external directors. As we do not have a controlling shareholder, and we comply with the requirements of the Nasdaq Stock Market with respect to the composition of our board and such committees, we therefore choose to follow such exemptions from the Israeli Companies Law requirements with respect thereto, including the appointment of external directors.

Under the Israel Companies law, any shareholder holding at least one percent (1%) of our outstanding voting power may nominate a director at a general meeting of the shareholders. However, any such shareholder may make such a nomination only if a written and timely notice of such shareholder's intent to make such nomination has been given to our board of directors, in accordance with the provisions of our amended and restated articles of association and the Israeli Companies Law. Any such notice must disclose certain information, including the consent of the proposed director nominee to serve as our director if elected; a signed declaration of the nominee declaring that he or she possesses the requisite skills and has the availability to carry out his or her duties; details of such skills; demonstration of absence of any limitation under the Israeli Companies Law that may prevent his or her election; and affirmation that all of the required election-information has been provided to us, pursuant to the Israeli Companies Law.

However, under the Exemptions Regulations, Israeli companies whose shares are listed on foreign stock exchanges may request the company's board of directors to include an appointment of a candidate for a position on the board of directors or the termination of a board member, as an item on the agenda of a future general meeting (if the company sees fit), provided that the shareholder holds at least five percent (5%) of the voting rights of the company, instead of one percent (1%), as required by the Israeli Companies Law.

Leadership Structure of the Board

In accordance with the Israeli Companies Law and our amended and restated articles of association, our board of directors is required to elect one of its members to serve as the chairman of the board of directors to precide at the meetings of the board of directors and may also release that member from his or her position as chairman. Our board of directors has appointed Mr. Jacob Harel to serve as chairman of the board of directors.

Pursuant to the Israeli Companies Law, neither the chief executive officer nor any of his or her relatives are permitted to serve as the chairman of the board of directors, and a company may not (subject to a certain time-limited exemption, as described below) vest the chairman or any of his or her relatives with the chief executive officer’s authorities. In addition, any person who reports, directly or indirectly, to the chief executive officer may not serve as the chairman of the board of directors; the chairman may not be vested with authorities of a person who reports, directly or indirectly, to the chief executive officer; and the chairman may not serve in any other position in the company or a company under its control, except as a director or chairman of a controlled company. However, and notwithstanding the foregoing, the Israeli Companies Law permits the shareholders of a company to determine, for periods not exceeding three years from each such determination, that the Chairman or his or her relative may serve as chief executive officer or be vested with the chief executive officer’s authorities, and that the chief executive officer or his or her relative may serve as Chairman or be vested with the Chairman’s authorities. Such determination of a company’s shareholders requires either: (1) the approval of at least the majority of the shares of those shareholders present and voting on the matter (other than controlling shareholders and those having a personal interest in the determination); or (2) that the total number of shares opposing such determination does not exceed 2% of the total voting power in the company.

Director Independence

Under the Israeli Companies Law, an “independent director” is either an external director or a director who meets the same non-affiliation criteria as an external director (except for (i) the requirement that the director be an Israeli resident (which does not apply to companies such as ours whose securities have been offered outside of Israel or are listed outside of Israel) and (ii) the requirement for accounting and financial expertise or professional qualifications), as determined by the audit committee, and who has not served as a director of the company for more than nine consecutive years. For these purposes, ceasing to serve as a director for a period of two years or less would not be deemed to sever the consecutive nature of such director’s service.

However, under the Exemption Regulations, a director who qualifies as an independent director under the relevant non-Israeli rules and who meets certain non-affiliation criteria, which are less stringent than those applicable to independent directors as set forth above, would be deemed an “independent” director pursuant to the Israeli Companies Law provided: (i) he or she has not served as a director for more than nine consecutive years; (ii) he or she has been approved as such by the audit committee; and (iii) his or her remuneration shall be in accordance with the Israeli Companies Law and the regulations promulgated thereunder. For these purposes, ceasing to serve as a director for a period of two years or less would not be deemed to sever the consecutive nature of such director’s service.

Although not required of foreign private issuers under Nasdaq Rules, we comply with the requirements thereunder applicable to domestic listed companies that a majority of the board of directors be deemed to be independent under such rules, as well as the independence requirements that are applicable to our audit committee and compensation, nominating and corporate governance committee if we were a domestic listed company, as described below. In light of this obligation, our board of directors has undertaken a review of the independence of our directors under current rules and regulations of the SEC and Nasdaq Rules and considered whether any of our directors has a material relationship with us that could compromise his or her ability to exercise independent judgment in carrying out his or her responsibilities. Based upon information requested from and provided by each director concerning such director’s background, employment and affiliations, including family relationships, our board of directors determined that Prof. Barenholz, Messrs. BenAmram, Dror, Harel and Jacobovitz, and Drs. Krinsky, Stein, and Tweezer-Zaks, representing eight of our nine directors, are “independent directors” as defined under current rules and regulations of the SEC and Nasdaq Rules. In making these determinations, our board of directors considered the current and prior relationships that each non-employee director has with our company and all other facts and circumstances that our board of directors deemed relevant in determining their independence, including the beneficial ownership of our share capital by each non-employee director and the transactions involving them described in “Item 7. B. — Related Party Transactions.”

Alternate Directors

Our amended and restated articles of association provide, consistent with the Israeli Companies Law, that any director, and with respect to external directors – only subject to certain preconditions, may appoint another person to serve as his or her alternate director, provided such person has the qualifications prescribed under the Israeli Companies Law to be appointed and to serve as a director and is not already serving as a director or an alternate director of the company.

The alternate director may be removed or replaced at any time by the appointing director or automatic termination upon the termination of the term of the appointing director. An alternate director has the same rights and responsibilities as a director. To date, there are no alternate director appointments in effect.

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

Our board of directors has established two standing committees, which are mandatory under the Israeli Companies Law - the audit committee and the compensation committee.

Audit Committee

Israeli Companies Law Requirements

Under the Israeli Companies Law, we are required to appoint an audit committee. consisting of at least three directors, including all of the external directors (one of whom must serve as chairman of the committee), if applicable, with a majority of independent members. The audit committee may not include the chairman of the board; a controlling shareholder of the company or a relative of a controlling shareholder; a director employed by or providing services on a regular basis to the company, to a controlling shareholder or to an entity controlled by a controlling shareholder; or a director who derives most of his or her income from a controlling shareholder.

Pursuant to the Israeli Companies Law, the chairman of the audit committee is elected by the members of the audit committee.

However, under the Exemptions Regulations, a company without a controlling shareholder may be exempted from certain obligations stated above.

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

Israeli Companies Law Requirements

Under the Israeli Companies Law, the board of directors of a public company must appoint a compensation committee. The compensation committee must be composed of at least three directors, including all of the external directors, if applicable, who if applicable must constitute a majority of the members of the compensation committee. Each compensation committee member that is not an external director must be a director whose compensation does not exceed an amount that may be paid to an external director.

However, under the Exemptions Regulations, a company with no controlling shareholder might be exempted from certain obligations mentioned above.

Our compensation committee acts pursuant to a written charter, and complies with the provisions of the Israeli Companies Law, the regulations promulgated thereunder, and our amended and restated articles of association, on all aspects referring to its independence, authorities and practice. Our compensation committee follows home country practice as opposed to complying with the compensation committee membership and charter requirements prescribed under the Nasdaq rules.

Our compensation committee reviews and recommends to our board of directors (and in accordance with the provisions of our amended and restated compensation policy) with respect to our executive officers’ and directors’: (1) annual base compensation (2) annual incentive bonus, including the specific goals and amounts; (3) equity compensation; (4) employment agreements, severance arrangements, and change in control agreements and provisions; (5) retirement grants and/or retirement bonuses; and (6) any other benefits, compensation, compensation policies or arrangements.

The duties of the compensation committee under the Israeli Companies Law, include the recommendation to the company’s board of directors of a policy regarding the terms of engagement of office holders, to which we refer as a compensation policy. That policy must be adopted by the company’s board of directors, after considering the recommendations of the compensation, nominating and corporate governance committee, and is subject to the approval of the company’s shareholders. The required approval is what we refer to as a Special Majority Approval for Compensation. A Special Majority Approval for Compensation requires shareholder approval by a majority vote of the shares present and voting at a meeting of shareholders called for such purpose, provided that either: (i) such majority includes at least a majority of the shares held by all non-controlling shareholders and shareholders who do not have a personal interest in such compensation arrangement, excluding abstentions; or (ii) the total number of shares of non-controlling shareholders and shareholders who do not have a personal interest in the compensation arrangement and who vote against the arrangement does not exceed 2% of the company’s aggregate voting rights. Under the Israeli Companies Law and under certain conditions, the board of directors may adopt the compensation policy if it is not approved by the shareholder, provided that after the shareholders oppose the approval of such policy, the compensation committee, and the board of directors, revisit the matter and determine whether the adoption of the compensation policy shall be in the best interest of the company.

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

Our compensation, nominating and corporate governance charter sets forth the responsibilities of the compensation, nominating and corporate committee, which include:

●	the responsibilities set forth in the compensation policy;

●	reviewing and approving the granting of options and other incentive awards to the extent such authority is delegated by our board of directors;

●	the administration of our clawback policy; and

●	reviewing, evaluating and making recommendations regarding the compensation and benefits for our non-employee directors.

In addition, our compensation, nominating and corporate governance committee is responsible for:

●	overseeing our corporate governance functions on behalf of the board;

●	making recommendations to the board regarding corporate governance issues;

●	identifying and evaluating candidates to serve as our directors consistent with the criteria approved by the board;

●	reviewing and evaluating the performance of the board;

●	serving as a focal point for communication between director candidates, non-committee directors and our management;

●	selecting or recommending to the board for selection candidates to the board; and

●	making other recommendations to the board regarding affairs relating to our directors.

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

The role of the internal auditor is to examine in accordance with the accepted professional standards, among other things, our compliance with applicable law and orderly business procedures, and to report to the chief executive officer, the chairman of the board and the chairman of the audit committee. The internal auditor is entitled to receive notice of audit committee meetings and to participate in them. In addition, the internal auditor may request that the chairman of the audit committee convene a meeting within a reasonable time to discuss an issue raised by the internal auditor. The internal auditor is responsible for preparing a proposal for an annual or periodical audit plan and submit such plan to the board of directors or the audit committee for their approval.

Our internal auditor is not an interested party in the Company and not our employee.

Our internal auditor is Mrs. Shmuely Rose, of Brightman Almagor Zohar & Co. (Deloitte).

Exemption, Insurance and Indemnification of Directors and Officers

Under the Israeli Companies Law, a company may not exempt an office holder from liability for a breach of the duty of loyalty. An Israeli company may exempt an office holder in advance from liability to the company, in whole or in part, for damages caused to the company as a result of a breach of duty of care but only if a provision authorizing such exemption is included in its articles of association. Our amended and restated articles of association include such a provision. A company may not exempt a director in advance from liability arising out of a breach of the duty of care with respect to a distribution.

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

Under the Israeli Companies Law, a company may insure an office holder against the following liabilities incurred for acts performed by him or her as an office holder, if and to the extent provided in the company’s articles of association:

●	a breach of the duty of loyalty to the company, provided that the office holder acted in good faith and had a reasonable basis to believe that the act would not harm the best interest of the company;

●	a breach of the duty of care to the company or to a third party, to the extent such a breach arises out of the negligent conduct of the office holder; and

●	a financial liability imposed on the office holder in favor of a third party.

Under the Israeli Companies Law, a company may not indemnify or insure an office holder against any of the following:

●	a breach of a duty of loyalty, except for indemnification and insurance for a breach of the duty of loyalty to the company to the extent that the office holder acted in good faith and had a reasonable basis to believe that the act would not harm the best interest company;

●	a breach of the duty of care committed intentionally or recklessly, excluding a breach arising out of the negligent conduct of the office holder;

●	an act or omission committed with intent to derive illegal personal benefit; or

●	a fine, civil fine, monetary sanction or forfeit levied against the office holder.

Under the Israeli Companies Law, exemption, indemnification and insurance of office holders in a public company must be approved by the compensation committee and the board of directors and, with respect to certain office holders or under certain circumstances, also by the shareholders.

Our amended and restated articles of association permit us to exempt, indemnify and insure our office holders to the fullest extent permitted or to be permitted by the Israeli Companies Law.

We obtained directors and officers liability insurance for the benefit of our office holders in an amount standard for a company of our size. We intend to maintain such increased coverage and pay all premiums thereunder to the fullest extent permitted by the Israeli Companies Law. We entered into agreements with each of our directors and executive officers exempting them from liability to us for damages caused to us as a result of a breach of duty of care and undertaking to indemnify them, in each case, to the fullest extent permitted by our amended and restated articles of association and Israeli law, including with respect to liabilities resulting from our IPO to the extent that these liabilities are not covered by insurance. In the opinion of the SEC, however, indemnification of directors and office holders for liabilities arising under the Securities Act is against public policy and therefore unenforceable.

Duties of Shareholders

Under the Israeli Companies Law, a shareholder has a duty to refrain from abusing his power in the company and to act in good faith and in an acceptable manner in exercising his rights and performing his obligations toward the company and other shareholders, including, among other things, in voting at general meetings of shareholders (and at shareholder class meetings) on the following matters:

●	amendment of the articles of association;

●	increase in the company’s authorized share capital;

●	merger; and

●	the approval of related party transactions and acts of office holders that require shareholder approval.

D. Employees.

On December 31, 2022, we had 57 full-time employees and 3 part-time employees. On December 31, 2023, we had 59 full-time employees and 3 part-time employees. On December 31, 2024, we had 57 full-time employees and 4 part-time employees.

As of February 26, 2025, we had four full-time senior management employees, including our Chief Executive Officer, Chief Financial Officer, Deputy CEO, Executive Vice President, Research and Development, Clinical and Regulatory Affairs and Chief Operating Officer – US. In addition, we currently have 58 full-time employees, 4 part-time employees, one full-time service provider and one part-time service provider. 61 of our employees are located in Israel and one employee located in New Jersey, the United States. None of our employees are represented by labor unions or covered by collective bargaining agreements. We believe that we maintain good relations with all of our employees. However, in Israel, we are subject to certain Israeli labor laws, regulations and national labor court precedent rulings, as well as certain provisions of collective bargaining agreements applicable to us by virtue of extension orders issued in accordance with relevant labor laws by the Israeli Ministry of Economy and which apply such agreement provisions to our employees even though they are not part of a union that has signed a collective bargaining agreement.

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

Amended and Restated 2012 Share Option Plan

Our Amended and Restated 2012 Share Option Plan, or the 2012 Plan, was adopted by our board of directors on August 29, 2012, amended on January 30, 2018, and extended on August 8, 2022. The 2012 Plan provides for the grant of options to our directors, employees, office holders, service providers and consultants. A total of 494,393 shares are reserved but unissued under our 2012 Plan as of the date of February 24, 2025. As of February 24, 2025, options to purchase 1,812,436 Ordinary Shares were issued and outstanding with an average exercise price of $6.65 per share, out of which options to purchase 357,200 Ordinary Shares were vested as of that date, with an average exercise price of $12.83 per share.

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

On January 30, 2018, our board of directors adopted an appendix to the 2012 Plan for U.S. residents, which was approved by our shareholders on February 8, 2018. Under this appendix, the 2012 Plan provides for the granting of options to U.S. residents in compliance with the U.S. Internal Revenue Code of 1986, as amended. The total number of Ordinary Shares reserved for grant as incentive stock options under this appendix is 300,000.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders.

The following table sets forth information regarding beneficial ownership of our Ordinary Shares as of February 26, 2025 by:

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

	No. of Shares Beneficially Owned (1)	Percentage Owned (2)
Holders of more than 5% of our voting securities:
Aharon Lukach (3)	544,252	7.7%
Aurum Ventures M.K.I. Ltd. (4)	3,944,418	24.99%
AIGH Investment Partners (5)	4,421,641	9.99%
Yehuda Nir (6)	1,008,656	9.47%
Rodney Hodges (7)	2,242,767	19.99%
Triple Gate Partners, LP (8)	1,268,550	9.99%
Investor Company ITF Rosalind Master Fund L.P. (9)	4,081,088	9.99%
The Hewlett Fund LP (10)	1,505,315	9.99%
Directors and executive officers:
Dikla Czaczkes Akselbrad (11)	60,819	*
Dalit Hazan (12)	27,000	*
Jonny Missulawin (13)	18,409	*
Ori Warshavsky (14)	15,653	*
Yechezkel Barenholz (15)	8,558	*
Nir Dror (16)	6,395	*
Jacob Harel (17)	8,057	*
Yitzhak Jacobovitz	-	-
Nurit Tweezer-Zaks (18)	5,136	*
Itzhak Krinsky (19)	7,228	*
Joseph BenAmram (20)	5,240	*
Robert B. Stein (21)	6,283	*
All directors and executive officers as a group (12 persons)	168,778	1.7%

*	Under 1%

(1)	Beneficial ownership is determined in accordance with the rules of the SEC. Under these rules, a person is deemed to be a beneficial owner of a security if that person, even if not the record owner, has or shares the underlying benefits of ownership. These benefits include the power to direct the voting or the disposition of the securities or to receive the economic benefit of ownership of the securities. A person also is considered to be the “beneficial owner” of securities that the person has the right to acquire within 60 days by option or other agreement. Beneficial owners include persons who hold their securities through one or more trustees, brokers, agents, legal representatives or other intermediaries, or through companies in which they have a “controlling interest,” which means the direct or indirect power to direct the management and policies of the entity.

(2)	The percentages shown are based on 10,190,904 Ordinary Shares issued and outstanding as of February 26, 2025.

(3)	The beneficial ownership is based on the information provided in a Schedule 13G/A, filed on December 10, 2024, and includes 239,063 Ordinary Shares issuable upon the exercise of warrants. Aharon Lukach’s address is Eli Cohen 9, Tel Aviv, Israel, 6963005.

(4)	The beneficial ownership is based on the information provided to us in connection with the filing of our registration statement on Form F-3 on January 21, 2025 and consists of (i) 2,025,539 Ordinary Shares issued and outstanding; and (ii) 1,918,879 Ordinary Shares issuable upon the exercise of warrants. The percentage in the table above gives effect to the 24.99% beneficial ownership limitation set forth under the terms of the warrants. Mr. Morris Kahn is the ultimate sole beneficial shareholder of Aurum Ventures M.K.I. Ltd., as the outstanding shares of Aurum Ventures M.K.I. Ltd are held indirectly by a trust for which Mr. Kahn is the settlor and the sole ultimate beneficiary. Consequently, Mr. Kahn may be deemed to share beneficial ownership of the Ordinary Shares held by Aurum Ventures M.K.I. Ltd. Mr. Kahn does not make day-to-day voting or investment decisions with respect to the Ordinary Shares held by Aurum Ventures M.K.I. Ltd. and therefore disclaims beneficial ownership of them except to the extent of his pecuniary interest therein. Aurum Ventures M.K.I Ltd.’s address is 16 Aba Hillel St, Ramat Gan, Israel, 5250608. Based on information provided to us by Aurum Ventures M.K.I Ltd. on January 7, 2025.

(5)

The beneficial ownership is based on the information provided to us in connection with the filing of our registration statement on Form F-3 on January 21, 2025 of AIGH Investment Partners LP and WVP Emerging Manager Onshore Fund, LLC - AIGH Series (together referred to as AIGH Investment Partners), and includes (i) 1,018,013 Ordinary Shares issued and outstanding; (ii) 1,008,360 pre-funded warrants; and (iii) 2,395,268 Ordinary Shares issuable upon the exercise of warrants. The percentage in the table above gives effect to the 9.99% beneficial ownership limitation set forth under the terms of the pre-funded warrants and warrants. Orin Hirschman has the voting and dispositive power over the shares held by AIGH Investment Partners. AIGH Investment Partners’ address is 6006 Berkeley Ave., Baltimore, MD, 21209. Based on information provided to us by AIGH Investment Partners on January 7, 2025.

(6)

The beneficial ownership is based on the information provided in a Schedule 13G/A, filed on November 28, 2024, and includes (i) 551,305 Ordinary Shares issued and outstanding; and (ii) 457,351 Ordinary Shares issuable upon the exercise of warrants. Yehuda Nir’s address is 14 Moshe Lerer St., Ness Ziona, Israel, 7404981.

(7)

The beneficial ownership is based on the information provided in a Schedule 13G/A, filed on February 14, 2025, and includes 860,764 Ordinary Shares issuable upon the exercise of warrants held by Xenia Venture Capital Limited, or Xenia, and 274,471 Ordinary Shares issuable upon the exercise of warrants held by Oriella Limited. Xenia is an investment holding company. The entire share capital of Centaurus Investments Limited, the parent holding company of Xenia, is held by Geneva Trust Company (GTC) SA (as trustee of the VT Two Trust). Geneva Trust Company (GTC) SA (a subsidiary of Geneva Holding Company (GHC) SA), as trustee of VT Two Trust, has the authority to dispose of and exercise control over the disposal of the assets of the VT Two Trust. POD Sàrl, of which Mr. Rodney Hodges holds 100% of the share capital, wholly owns Geneva Holding Company (GHC) SA. Mr. Hodges does not make day-to-day voting or investment decisions with respect to the Ordinary Shares held by Xenia, Centaurus Investments Limited, Geneva Trust Company (GTC) SA, Geneva Holding Company (GHC) SA and POD Sàrl and therefore disclaims beneficial ownership of them except to the extent of his pecuniary interest therein. Xenia’s address is Yigal Alon 76, Tel Aviv, Israel, 6706701. Centaurus Investments Limited’s address is Rue de l'Athenee 34, 1206 Geneve, Switzerland. Geneva Trust Company (GTC) SA’s address is Rue de l'Athenee 34, 1206 Geneve, Switzerland. Geneva Holding Company (GHC) SA’s address is Rue de l'Athenee 34, 1206 Geneve, Switzerland. POD Sàrl’s address is Rue de l'Athenee 34, 1206 Geneve, Switzerland. Rodney Hodges’ address is Rue de l'Athenee 34, 1206 Geneve, Switzerland.

(8)

The beneficial ownership is based on the information provided to us in connection with the filing of our registration statement on Form F-3 January 21, 2025 and includes (i) 465,840 Ordinary Shares issued and outstanding; and (ii) 802,710 Ordinary Shares issuable upon the exercise of warrants. Norbert Gottesman has the voting and dispositive power over the shares. Triple Gate Partners LP’s address is 961 Broadway, Suite 103 Woodmere, NY 11598. Based on information provided to us by Triple Gate Partners, LP on December 23, 2024.

(9)	The beneficial ownership is based on the information provided in a Schedule 13G/A, filed on February 14, 2025,and includes (i) 1,018,021 Ordinary Shares issued and outstanding and (iii) 3,063,067 Ordinary Shares issuable upon the exercise of warrants. The percentage in the table above gives effect to the 9.99% beneficial ownership limitation set forth under the terms of the warrants. Steven Salamon has the voting and dispositive power over the shares held by Investor Company ITF Rosalind Master Fund L.P. Investor Company ITF Rosalind Master Fund L.P.’s address is TD Waterhouse, 77 Bloor St. W, Toronto, ON, Canada, M5S 1M2.

(10)

The beneficial ownership is based on the information provided to us in connection with the filing of our registration statement on Form F-3 on January 21, 2025 and includes (i) 587,917 Ordinary Shares issued and outstanding and (ii) 917,398 Ordinary Shares issuable upon the exercise of warrants. Martin Chopp has the voting and dispositive power over the shares held by the Hewlett Fund LP. The Hewlett Fund LP’s address is 100 Merrick Road, Suite 400W, Rockville Center, NY 11570. Based on information provided to us by the Hewlett Fund LP. on January 7, 2025.

(11)	Consists of (i) 934 Ordinary Shares and (ii) 59,885 Ordinary Shares issuable upon exercise of outstanding options that are exercisable within 60 days. In addition, Ms. Czaczkes Akselbrad holds options to purchase 315,591 Ordinary Shares that are not exercisable within 60 days. Ms. Czaczkes Akselbrad’s options have expiration dates ranging from April 5, 2026 to July 2, 2034, and a weighted average exercise price of $6.35.

(12)	Consists of 27,000 Ordinary Shares issuable upon exercise of outstanding options that are exercisable within 60 days. In addition, Ms. Hazan holds options to purchase 143,063 Ordinary Shares that are not exercisable within 60 days. Ms. Hazan’s options have expiration dates ranging from April 5, 2026 to May 6, 2034, and a weighted average exercise price of $5.82.

(13)	Consists of 18,409 Ordinary Shares issuable upon exercise of outstanding options that are exercisable within 60 days. In addition, Mr. Missulawin holds options to purchase 102,104 Ordinary Shares that are not exercisable within 60 days. Mr. Missulawin’s options have expiration dates ranging from March 8, 2027 to May 6, 2034, and a weighted average exercise price of $5.65.

(14)	Consists of (i) 267 Ordinary Shares and (ii) 15,386 Ordinary Shares issuable upon exercise of outstanding options that are exercisable within 60 days. In addition, Mr. Warshavsky holds options to purchase 80,741 Ordinary Shares that are not exercisable within 60 days. Mr. Warshavsky’s options have expiration dates ranging from November 9, 2030 to May 6, 2034, and a weighted average exercise price of $5.81.

(15)	Consists of (i) 2,760 Ordinary Shares and (ii) 5,798 Ordinary Shares issuable upon exercise of outstanding options that are exercisable within 60 days. In addition, Prof. Barenholz holds options to purchase 1,625 Ordinary Shares that are not exercisable within 60 days. Prof. Barenholz’s options have an expiration date of April 13, 2031 to July 2, 2034, and a weighted average exercise price of $6.09.

(16)	Consists of 6,395 Ordinary Shares issuable upon exercise of outstanding options that are exercisable within 60 days. In addition, Mr. Dror holds options to purchase 1,625 Ordinary Shares that are not exercisable within 60 days. Mr. Dror’s options have an expiration date of June 18, 2030 to July 2, 2034, and a weighted average exercise price of $7.35.

(17)	Consists of (i) 467 Ordinary Shares and (ii) 7,590 Ordinary Shares issuable upon exercise of outstanding options that are exercisable within 60 days. In addition, Mr. Jacob holds options to purchase 1,625 Ordinary Shares that are not exercisable within 60 days. Mr. Jacob’s options have an expiration date of August 7, 2029 to July 2, 2034, and a weighted average exercise price of $9.39.

(18)	Consists of 5,136 Ordinary Shares issuable upon exercise of outstanding options that are exercisable within 60 days. In addition, Ms. Tweezer-Zaks holds options to purchase 1,989 Ordinary Shares that are not exercisable within 60 days. Ms. Tweezer-Zaks’s options have an expiration date of November 6, 2033 to July 2, 2034, and a weighted average exercise price of $4.22.

(19)	Consists of (i) 833 Ordinary Shares and (ii) 6,395 Ordinary Shares issuable upon exercise of outstanding options that are exercisable within 60 days. In addition, Mr. Krinsky holds options to purchase 1,625 Ordinary Shares that are not exercisable within 60 days. Mr. Krinsky’s options have an expiration date of August 7, 2029 to July 2, 2034, and a weighted average exercise price of $7.35.

(20)	Consists of 5,240 Ordinary Shares issuable upon exercise of outstanding options that are exercisable within 60 days. In addition, Mr. BenAmram holds options to purchase 1,885 Ordinary Shares that are not exercisable within 60 days. Mr. BenAmram’s options have expiration date of May 8, 2033 to July 2, 2034, and a weighted average exercise price of $4.87.

(21)	Consists of 6,283 Ordinary Shares issuable upon exercise of outstanding options that are exercisable within 60 days. In addition, Mr. Stein holds options to purchase 1,625 Ordinary Shares that are not exercisable within 60 days. Mr. Stein’s options have an expiration date of June 18, 2030 to July 2, 2034, and a weighted average exercise price of $7.59.

Changes in Ownership of Major Shareholders

Over the course of 2024, there were increases in the percentage ownership of Xenia, Centaurus Investments Limited, Geneva Holding Company (GHC) SA, Geneva Trust Company (GTC) SA, POD Sarl and Rodney Hodges (from 9.99% to 19.99%) and Triple Gate Partners, LP (from 0 to 9.99%). On the other hand, there were decreases in the percentage of ownership of Yehuda Nir (from 17.55% to 9.47%) and Aharon Lukach (from 9.42% to 7.7%).

Over the course of 2023, there were no material increases in the percentage ownership of our major shareholders; however, all of the holders above 5% increased their holdings due to the January 2024 Private Placement.

Over the course of 2022, there were no material increases in the percentage ownership of our major shareholders. On the other hand, there were decreases in the percentage ownership of entities affiliated with Shavit Capital Funds (from 6.1% to 2.1%).

Record Holders

As of February 18, 2025, there were a total of 48 holders of record of our shares, of which 18 record holders had registered addresses in the United States. This number is not representative of the number of beneficial holders of our shares nor is it representative of where such beneficial holders reside, since many of these shares were held of record by brokers or other nominees.

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

B. Memorandum and Articles of Association.

A copy of our amended and restated articles of association is attached as Exhibit 1.1 to this annual report on Form 20-F. The information called for by this Item is set forth in Exhibit 2(d) to this annual report on Form 20-F and is incorporated by reference into this annual report on Form 20-F.

C. Material Contracts.

The following is a summary of each material contract, other than material contracts entered into in the ordinary course of business, to which we are or have been a party, for the two years immediately preceding the date of this annual report on Form 20-F:

●	Form of Officer Indemnity and Exculpation Agreement, filed as Exhibit 10.1 to Form F-1 (File No. 333-238978) filed on June 22, 2020. See Item 6. C. “Board Practices — Exculpation, Insurance and Indemnification of Directors and Officers” for more information about this document.

●	Compensation Policy, filed as Exhibit 99.1 to Form 6-K (File No. 001-38428) filed on April 13, 2021, and incorporated herein by reference. See Item 6. C. “Board Practices — Compensation, Nominating and Corporate Governance Committee and Compensation Policy” for more information about this document.

●	Agreement for the Provision of a Loan Facility of up to $15 million dated April 5, 2022, by and between Kreos Capital VI (Expert Fund) LP and PolyPid Ltd., filed as Exhibit 10.1 to Form 6-K (File No. 001-38428), filed on April 6, 2022. See Item “Item 5.C- Liquidity and Capital Resources” for more information about this document, as well as the amendments thereto filed as Exhibit 10.2 to Form 6-K (File No. 001-38428), filed on March 31, 2023, as Exhibit 99.6 to Form 6-K (File No. 001-38428), filed on August 2, 2024 and as Exhibit 4.20 to Form 20-F (File No. 001-38428), filed on February 26, 2025. See Item “Item 5.C- Liquidity and Capital Resources” for more information about this agreement.

●	License, Distribution and Supply Agreement, dated August 2, 2022, by and between PolyPid Ltd. and Mercury Pharma Group Limited, under the trade name Advanz Pharma Holdings, filed as Exhibit 10.1 to Form 6-K (File No. 001-38428), filed on August 8, 2022. See Item “Item 4.B – Business Overview” for more information about this document.

●	Securities Purchase Agreement, dated March 29, 2023, by and among PolyPid Ltd. and the Purchasers, filed as Exhibit 10.1 to Form 6-K (File No. 001-38428), filed on March 31, 2023. See Item 5.B “Liquidity and Capital Resources —Cash Flows — Financing Activities.”

●	Form of Securities Purchase Agreement between PolyPid Ltd. and the investors named therein, dated January 4, 2024, filed as Exhibit 99.2 to Form 6-K (File Number 001-38428), filed on January 5, 2024. See Item 5.B “Liquidity and Capital Resources —Cash Flows — Financing Activities.”

●	Form of Registration Rights Agreement between PolyPid Ltd. and the investors named therein, dated January 4, 2024, filed as Exhibit 99.3 to Form 6-K (File Number 001-38428), filed on January 5, 2024.

●	Form of Ordinary Share Purchase Warrant, filed as Exhibit 99.4 to Form 6-K (File Number 001-38428), filed on January 5, 2024. See Item 5.B “Liquidity and Capital Resources —Cash Flows — Financing Activities.”

●	Form of Pre-Funded Ordinary Share Purchase Warrant. filed as Exhibit 99.5 to Form 6-K (File Number 001-38428), filed on January 5, 2024. See Item 5.B “Liquidity and Capital Resources —Cash Flows — Financing Activities.”

●	Form of Securities Purchase Agreement between PolyPid Ltd. and the investors named therein, dated August 1, 2024, filed as Exhibit 99.2 to Form 6-K (File Number 001-38428), filed on August 2, 2024. See Item 5.B “Liquidity and Capital Resources —Cash Flows — Financing Activities.”

●	Form of Registration Rights Agreement between PolyPid Ltd. and the investors named therein, dated August 1, 2024, filed as Exhibit 99.3 to Form 6-K (File Number 001-38428), filed on August 2, 2024.

●	Form of Ordinary Share Purchase Warrant, filed as Exhibit 99.4 to Form 6-K (File Number 001-38428), filed on August 2, 2024. See Item 5.B “Liquidity and Capital Resources —Cash Flows — Financing Activities.”

●	Form of Pre-Funded Ordinary Share Purchase Warrant. filed as Exhibit 99.5 to Form 6-K (File Number 001-38428), filed on August 2, 2024. See Item 5.B “Liquidity and Capital Resources —Cash Flows — Financing Activities.”

●	Form of Securities Purchase Agreement between PolyPid Ltd. and the investors named therein, dated December 23, 2024, filed as Exhibit 99.2 to Form 6-K (File Number 001-38428), filed on December 26, 2024. See Item 5.B “Liquidity and Capital Resources —Cash Flows — Financing Activities.”

●	Form of Registration Rights Agreement between PolyPid Ltd. and the investors named therein, dated December 23, 2024, filed as Exhibit 99.3 to Form 6-K (File Number 001-38428), filed on December 26, 2024.

●	Form of Ordinary Share Purchase Warrant, filed as Exhibit 99.4 to Form 6-K (File Number 001-38428), filed on December 26, 2024. See Item 5.B “Liquidity and Capital Resources —Cash Flows — Financing Activities.”

●	Form of Pre-Funded Ordinary Share Purchase Warrant. filed as Exhibit 99.5 to Form 6-K (File Number 001-38428), filed on December 26, 2024. See Item 5.B “Liquidity and Capital Resources —Cash Flows — Financing Activities.”

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

General Corporate Tax Structure in Israel

In 2025, Israeli resident companies like us are generally subject to corporate tax at the rate of 23.0%.

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

As of January 1, 2017, an additional income tax at a rate of 3.0% has been imposed on high earners whose annual taxable income or gains exceed certain thresholds (NIS 721,560 as of January 1, 2025). Starting from the 2025 tax year, a two-tier additional tax will be implemented: a first tier of 3% on total taxable income exceeding the threshold mentioned above, and a second tier of 2% on capital income exceeding the same threshold (including dividend income). This means that capital income may be subject to a cumulative surtax of up to 5%.

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

Capital Gains Taxes Applicable to Israeli Resident Shareholders

The income tax rate applicable to Real Capital Gain, which is the excess of the total capital gain over inflationary surplus computed generally on the basis of the increase in the Israeli consumer price index between the date of purchase and the date of disposal, derived by an Israeli individual from the sale of shares which had been purchased after January 1, 2012, whether listed on a stock exchange or not, is 25.0%. However, if such shareholder is considered a “Substantial Shareholder” (as defined above) at the time of sale or at any time during the preceding 12-month period, such gain will be taxed at the rate of 30.0%. As of January 1, 2017, an additional income tax at a rate of 3.0% has been imposed on high earners whose annual taxable income or gains exceed certain thresholds (NIS 721,560 as of January 1, 2025). Starting from the 2025 tax year, a two-tier additional tax will be implemented: a first tier of 3% on total taxable income exceeding the threshold mentioned above, and a second tier of 2% on capital income exceeding the same threshold (including capital gains income). This means that capital income may be subject to a cumulative surtax of up to 5%.

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

Passive Foreign Investment Company Consequences

In general, a corporation organized outside the United States will be treated as PFIC for any taxable year in which either (1) at least 75% of its gross income is “passive income”, or (2) on average at least 50% of its assets, determined on a quarterly basis, are assets that produce passive income or are held for the production of passive income. Passive income for this purpose generally includes, among other things, dividends, interest, royalties, rents, and gains from the sale or exchange of property that gives rise to passive income. Assets that produce or are held for the production of passive income generally include cash, even if held as working capital or raised in a public offering, marketable securities, and other assets that may produce passive income. Generally, in determining whether a non-U.S. corporation is a PFIC, a proportionate share of the income and assets of each corporation in which it owns, directly or indirectly, at least a 25% interest (by value) is taken into account.

Our status as a PFIC will depend on the nature and composition of our income and the nature, composition and value of our assets (which, generally may be determined based on the fair market value of each asset, with the value of goodwill and going concern value being determined in large part by reference to the market value of our Ordinary Shares, which may be volatile). Based upon the estimated value of our assets, including any goodwill, and the nature and estimated composition of our income and assets, we may be classified as a PFIC for the taxable year ended December 31, 2024 and in future taxable years In particular, so long as we do not generate revenue from operations for any taxable year and do not receive any research and development grants, or even if we receive a research and development grant, if such grant does not constitute gross income for U.S. federal income tax purposes, we likely will be classified as a PFIC for such taxable year. Even if we determine that we are not a PFIC for a taxable year, there can be no assurance that the IRS will agree with our conclusion and that the IRS would not successfully challenge our position. Our status as a PFIC is a fact-intensive determination made on an annual basis after the end of each taxable year. Accordingly, our U.S. counsel expresses no opinion with respect to our PFIC status for our taxable year ended December 31, 2024 and also expresses no opinion with regard to our expectations regarding our PFIC status in the future.

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

Foreign Currency Exchange Risk

We operate primarily in Israel, and approximately 46% of our expenses are denominated in NIS. We are therefore exposed to market risk, which represents the risk of loss that may impact our financial position due to adverse changes in financial market prices and rates. We are subject to fluctuations in foreign currency rates in connection with these arrangements. Changes of 5% and 10% in the U.S. dollar/NIS exchange rate would have increased/decreased operating expenses by approximately 1.2% and 2.4%, respectively, in 2024.

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

Our management, with the participation of our Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of our disclosure controls and procedures (as such term is defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) as of December 31, 2024, or the Evaluation Date. Based on such evaluation, those officers have concluded that, as of the Evaluation Date, our disclosure controls and procedures are effective in recording, processing, summarizing and reporting, on a timely basis, information required to be included in periodic filings under the Exchange Act and that such information is accumulated and communicated to management, including our principal executive and financial officers, as appropriate to allow timely decisions regarding required disclosure.

(b) Management’s Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Rule 13a-15(f) under the Exchange Act. Under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting based principally on the framework and criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission as of the end of the period covered by this report. Based on that evaluation, our management has concluded that our internal control over financial reporting was effective as of December 31, 2024 at providing reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.

(c) Attestation Report of the Registered Public Accounting Firm

This annual report does not include an attestation report of our independent registered public accounting firm regarding internal control over financial reporting due to an exemption for emerging growth companies provided in the JOBS Act.

(d) Changes in Internal Control over Financial Reporting

During the year ended December 31, 2024, there were no changes in our internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

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

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

Kost, Forer, Gabbay & Kasierer, Certified Public Accountants (Israel), an independent registered public accounting firm and a member firm of EY Global, has served as our principal independent registered public accounting firm for each of the two years ended December 31, 2023 and 2024.

The following table provides information regarding fees paid by us to Kost, Forer, Gabbay & Kasierer and/or other member firms of EY Global for all services, including audit services, for the years ended December 31, 2023 and 2024:

	Year Ended December 31,
	2023	2024
Audit fees (1)	$257,000	$237,000
Audit-related fees (2)	70,000	60,000
Tax fees	-	-
All other fees	-	-
Total	$327,000	$297,000

(1)	Includes professional services rendered in connection with the audit of our annual financial statements, review of our interim financial statements and tax returns.

(2)	Includes professional services rendered, such as comfort letters for the Sales Agreement and audit of the IIA programs, in connection with the preparation the Company’s registration statement on Form F-3.

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

In accordance with Israeli law and practice and subject to the exemption set forth in Rule 5615 of the Nasdaq Stock Market rules, we have elected to follow the provisions of the Israeli Companies Law, rather than the Nasdaq Stock Market rules, with respect to the following requirements:

●	Proxy Statements. We will not be required to and, in reliance on home country practice, we do not intend to comply with certain Nasdaq Rules regarding the provision of proxy statements for general meetings of shareholders. Israeli corporate law does not have a regulatory regime for the solicitation of proxies. We intend to provide notice convening an annual general meeting, including an agenda and other relevant documents.

●	Quorum. As permitted under the Israeli Companies Law and pursuant to our amended and restated articles of association, the quorum required for an ordinary meeting of shareholders will consist of at least two shareholders present in person, by proxy or by other voting instrument in accordance with the Israeli Companies Law, who hold at least 25% of the voting power of our shares. A meeting adjourned for lack of a quorum is generally adjourned to the same day in the following week at the same time and place or to a later time or date if so specified in the summons or notice of the meeting. At the adjourned meeting, in general any shareholder present in person or by proxy shall constitute a lawful quorum, instead of 33 1/3% of the issued share capital as required under the Nasdaq Rules.

●	Nomination of our directors. The nominations for directors, which are presented to our shareholders by our board of directors, are generally made by the board of directors itself, in accordance with the provisions of our amended and restated articles of association and the Israeli Companies Law. Nominations need not be made by a nominating committee of our board of directors consisting solely of independent directors or by a vote consisting solely of our independent directors in order to determine which persons shall be nominated for election by our shareholders, as required under the Nasdaq Stock Market rules.

●	Independent Directors. Under the Israeli Companies Law, we would be required to include on our board of directors at least two members, each of whom qualifies as an external director, and as to whom special qualifications and other provisions would be applicable. We would also be required to include one such external director on each of our board committees. However, as we do not have a controlling shareholder, and we comply with the requirements of the Nasdaq Stock Market with respect to the composition of our board and such committees, we therefore are exempt from the Israeli Companies Law requirements with respect thereto, including the appointment of external directors. We are required, however, to ensure that all members of our audit committee are “independent” under the Nasdaq Rules, and we must also ensure that a majority of the members of our audit committee are “independent directors” as defined in the Israeli Companies Law. Furthermore, Israeli law does not require, and our independent directors do not conduct regularly scheduled meetings at which only they are present, as otherwise required by the Nasdaq Stock Market rules.

●	Shareholder Approval. We will not be required to and, in reliance on home country practice, we do not intend to comply with certain Nasdaq Rules regarding shareholder approval for certain issuances of securities under Nasdaq Rule 5635. In particular, under the Nasdaq Rules, shareholder approval is generally required for: (i) an acquisition of shares or assets of another company that involves the issuance of 20% or more of the acquirer’s shares or voting rights or if a director, officer or 5% shareholder has greater than a 5% interest (or such persons collectively have a 10% or greater interest) in the target company or the assets to be acquired or the consideration to be received and the present or potential issuance of Ordinary Shares, or securities convertible into or exercisable for Ordinary Shares, could result in an increase in outstanding Ordinary Shares or voting power of 5% or more; (ii) the issuance of shares leading to a change of control; (iii) adoption or amendment of a stock option or purchase plan or other equity compensation arrangements, pursuant to which stock may be acquired by officers, directors, employees or consultants (with certain limited exception); and (iv) issuances of 20% or more of the shares or voting rights (including securities convertible into, or exercisable for, equity) of a listed company via a private placement (and/or via sales by directors or officers or 5% shareholders) if such equity is issued (or sold) at below a specified minimum price. By contrast, under the Israeli Companies Law, the adoption of, and material changes to, equity-based compensation plans generally require the approval of the board of directors and the compensation committee of the board of directors.

●	Approval of Related Party Transactions. All related party transactions are approved in accordance with the requirements and procedures for approval of interested party acts and transactions as set forth in the Israeli Companies Law, which requires the approval of the audit committee, or the compensation committee, as the case may be, the board of directors and shareholders, as may be applicable, for specified transactions, rather than approval by the audit committee or other independent body of our board of directors as required under the Nasdaq Stock Market rules.

●	Annual Shareholders Meeting. We will not be required to and, in reliance on home country practice, we do not intend to comply with Nasdaq Stock Market Rule 5620(a), which requires a listed company to hold its annual shareholders meeting within one year of the company’s fiscal year-end. Under the Israeli Companies Law, we are required to hold an annual shareholders meeting each calendar year and within 15 months of the last annual shareholders meeting.

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

ITEM 16I. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

ITEM 16J. INSIDER TRADING POLICIES

We have adopted an insider trading policy, or the Policy, governing the purchase, sale and other transactions in our securities that applies to our directors, officers, employees, consultants and other covered persons, including immediate family members and entities controlled by any of the foregoing persons.

The Policy prohibits, among other things, insider trading and certain speculative transactions in our securities (including short sales, buying put and selling call options and other hedging or derivative transactions in our securities) and establishes a regular blackout period schedule during which directors, officers, employees, consultants and other covered persons may not trade in the Company’s securities, as well as certain pre-clearance procedures that directors and officers must observe prior to effecting any transaction in our securities.

The Company believes that the Policy is reasonably designed to promote compliance with applicable insider trading laws, rules and regulations, and listing standards applicable to the Company. A copy of the Policy is filed as Exhibit 11.1 to this Form 20-F.

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

Our former IT Manager left our company on December 10, 2024. While we are currently recruiting a new candidate for the position of IT Manager, we are utilizing the services of an external IT firm YouCC Technologies Ltd. in the interim.

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

ITEM 19. EXHIBITS.

Exhibit	Description

1.1	Amended and Restated Articles of Association of PolyPid Ltd., filed as Exhibit 99.1 to Form 6-K (File No. 001-38428) filed on May 8, 2023, and incorporated herein by reference.

2.1	Form of Ordinary Share Purchase Warrant, filed as Exhibit 99.4 to Form 6-K (File Number 001-38428), filed on January 5, 2024, and incorporated herein by reference.

2.2	Form of Pre-Funded Ordinary Share Purchase Warrant. filed as Exhibit 99.5 to Form 6-K (File Number 001-38428), filed on January 5, 2024, and incorporated herein by reference.

2.3	Description of Securities (filed herewith).

2.4	Form of Pre-Funded Warrant, filed as Exhibit 99.5 to Form 6-K (File No. 001-38428), filed on August 2, 2024, and incorporated herein by reference.

2.5	Form of Ordinary Share Purchase Warrant, filed as Exhibit 99.4 to Form 6-K (File Number 001-38428), filed on August 2, 2024, and incorporated herein by reference.

2.6	Form of Pre-Funded Warrant, filed as Exhibit 99.5 to Form 6-K (File No. 001-38428), filed on December 26, 2024, and incorporated herein by reference.

2.7	Form of Ordinary Share Purchase Warrant, filed as Exhibit 99.4 to Form 6-K (File Number 001-38428), filed on December 26, 2024, and incorporated herein by reference.

4.1	Form of Officer Indemnity and Exculpation Agreement, filed as Exhibit 10.1 to Form F-1 (File No. 333-238978) filed on June 22, 2020, and incorporated herein by reference.

4.2	Compensation Policy, filed as Exhibit 99.1 to Form 6-K (File No. 001-38428) filed on April 13, 2021, and incorporated herein by reference.

4.3	Amended and Restated PolyPid Ltd. 2012 Share Option Plan, filed as Exhibit 99.1 to Form 6-K (File No. 001-38428) filed on October 10, 2023, and incorporated herein by reference.

4.4	Lease Agreement, dated March 27, 2014, by and between PolyPid Ltd. and Ogen Yielding Real Estate Ltd. (unofficial English translation from Hebrew original), filed as Exhibit 10.4 as Exhibit 10.4 to Form F-1 (File No. 333-238978) filed on June 22, 2020, and incorporated herein by reference.

4.5	Addendum to Lease Agreement, dated July 1, 2014, by and between PolyPid Ltd. and Ogen Yielding Real Estate Ltd. (unofficial English translation from Hebrew original), filed as Exhibit 10.4.1 to Form F-1 (File No. 333-238978) filed on June 22, 2020, and incorporated herein by reference.

4.6	Second Addendum to Lease Agreement, dated July 23, 2017, by and between PolyPid Ltd. and Ogen Yielding Real Estate Ltd. (unofficial English translation from Hebrew original), filed as Exhibit 10.4.2 to Form F-1 (File No. 333-238978) filed on June 22, 2020, and incorporated herein by reference.

4.7	Third Addendum to Lease Agreement, dated November 28, 2017, by and between PolyPid Ltd. and Ogen Yielding Real Estate Ltd. (unofficial English translation from Hebrew original), filed as Exhibit 10.4.3 to Form F-1 (File No. 333-238978) filed on June 22, 2020, and incorporated herein by reference.

4.8	Fourth Addendum to Lease Agreement, dated January 22, 2018, by and between PolyPid Ltd. and Ogen Yielding Real Estate Ltd. (unofficial English translation from Hebrew original), filed as Exhibit 10.4.4 to Form F-1 (File No. 333-238978) filed on June 22, 2020, and incorporated herein by reference.

4.9	Fifth Addendum to Lease Agreement, dated November 4, 2018, by and between PolyPid Ltd. and Ogen Yielding Real Estate Ltd. (unofficial English translation from Hebrew original), filed as Exhibit 10.4.5 to Form F-1 (File No. 333-238978) filed on June 22, 2020, and incorporated herein by reference.

4.10	Sixth Addendum to Lease Agreement, dated December 15, 2019, by and between PolyPid Ltd. and Ogen Yielding Real Estate Ltd. (unofficial English translation from Hebrew original), filed as Exhibit 10.4.6 to Form F-1 (File No. 333-238978) filed on June 22, 2020, and incorporated herein by reference.

4.11	Seventh Addendum to Lease Agreement, dated April 11, 2021 by and between PolyPid Ltd. and Ogen Yielding Real Estate Ltd. (unofficial English translation from Hebrew original), filed as Exhibit 4.11 to Form 20-F (File No. 001-38428) filed on February 28, 2022, and incorporated herein by reference.

4.12	Eighth Addendum to Lease Agreement, dated August 9, 2021, by and between PolyPid Ltd. and Ogen Yielding Real Estate Ltd. (unofficial English translation from Hebrew original), filed as Exhibit 4.12 to Form 20-F (File No. 001-38428) filed on February 28, 2022, and incorporated herein by reference.

4.13	Ninth Addendum to Lease Agreement, dated October 26, 2021, by and between PolyPid Ltd. and Ogen Yielding Real Estate Ltd. (unofficial English translation from Hebrew original), filed as Exhibit 4.13 to Form 20-F (File No. 001-38428) filed on February 28, 2022, and incorporated herein by reference.

4.14	Tenth Addendum to Lease Agreement, dated January 25, 2022, by and between PolyPid Ltd. and Ogen Yielding Real Estate Ltd. (unofficial English translation from Hebrew original), filed as Exhibit 4.14 to Form 20-F (File No. 001-38428) filed on February 28, 2022, and incorporated herein by reference.

4.15	Eleventh Addendum to Lease Agreement, dated January 14, 2024, by and between PolyPid Ltd. and Ogen Yielding Real Estate Ltd. (unofficial English translation from Hebrew original), filed as Exhibit 4.15 to Form 20-F (File No. 001-38428) filed on March 6, 2024, and incorporated herein by reference.

4.16	Sales Agreement, dated November 8, 2024, by and between PolyPid Ltd. and Oppenheimer & Co. Inc., filed as Exhibit 10.1 to form 6-K (File No. 001-38428) filed on November 8, 2024, and incorporated herein by reference.

4.17+	Agreement for the Provision of a Loan Facility of up to US$15,000,000 dated April 5, 2022, by and between Kreos Capital VI (Expert Fund) LP and PolyPid Ltd., filed as Exhibit 10.1 to Form 6-K (File No. 001-38428), filed on April 6, 2022, and incorporated herein by reference.

4.18+	First Amendment to the Agreement for the Provision of a Loan Facility of up to US$15,000,000 dated March 29, 2023, by and between Kreos Capital VI (Expert Fund) LP and PolyPid Ltd., filed as Exhibit 10.2 to Form 6-K (File No. 001-38428), filed on March 31, 2023, and incorporated herein by reference.

4.19+	Second Amendment to the Agreement for the Provision of a Loan Facility of up to US$15,000,000 dated March 29, 2023, by and between Kreos Capital VI (Expert Fund) LP and PolyPid Ltd., filed as Exhibit 99.6 to Form 6-K (File No. 001-38428), filed on August 2, 2024, and incorporated herein by reference.

4.20+	Third Amendment to the Agreement for the Provision of a Loan Facility of up to US$15,000,000 dated March 29, 2023, by and between Kreos Capital VI (Expert Fund) LP and PolyPid Ltd. (filed herewith).

4.21+	License, Distribution and Supply Agreement, dated August 2, 2022, by and between PolyPid Ltd. and Mercury Pharma Group Limited, under the trade name Advanz Pharma Holdings, filed as Exhibit 10.1 to Form 6-K (File No. 001-38428), filed on August 8, 2022, and incorporated herein by reference.

4.22	Form of Securities Purchase Agreement, dated March 29, 2023, by and between the Company and the purchasers named therein, filed as Exhibit 10.1 to Form 6-K (File No. 001-38428), filed on March 31, 2023, and incorporated herein by reference.

4.23	Form of Securities Purchase Agreement between PolyPid Ltd. and the investors named therein, dated January 4, 2024, filed as Exhibit 99.2 to Form 6-K (File Number 001-38428), filed on January 5, 2024, and incorporated herein by reference.

4.24	Form of Registration Rights Agreement between PolyPid Ltd. and the investors named therein, dated January 4, 2024, filed as Exhibit 99.3 to Form 6-K (File Number 001-38428), filed on January 5, 2024, and incorporated herein by reference.

4.25	Form of Securities Purchase Agreement between PolyPid Ltd. and the investors named therein, dated August 1, 2024, filed as Exhibit 99.2 to Form 6-K (File Number 001-38428), filed on August 2, 2024, and incorporated by reference herein.

4.26	Form of Registration Rights Agreement between PolyPid Ltd. and the investors named therein, dated August 1, 2024, filed as Exhibit 99.3 to Form 6-K (File Number 001-38428), filed on August 2, 2024, and incorporated by reference herein.

4.27	Form of Securities Purchase Agreement between PolyPid Ltd. and the investors named therein, dated December 23, 2024, filed as Exhibit 99.2 to Form 6-K (File Number 001-38428), filed on December 26, 2024, and incorporated by reference herein.

4.28	Form of Registration Rights Agreement between PolyPid Ltd. and the investors named therein, dated December 23, 2024, filed as Exhibit 99.3 to Form 6-K (File Number 001-38428), filed on December 26, 2024, and incorporated herein by reference.

8.1	List of Subsidiaries, filed as Exhibit 8.1 to form 20-F (File No. 001-38428) filed on March 5, 2021 and incorporated herein by reference.

11.1	Insider Trading Policy (filed herewith).

12.1	Certification of the Principal Executive Officer pursuant to rule 13a-14(a) of the Securities Exchange Act of 1934.

12.2	Certification of the Principal Financial Officer pursuant to rule 13a-14(a) of the Securities Exchange Act of 1934.

13.1	Certification of the Principal Executive Officer pursuant to 18 U.S.C. 1350, furnished herewith.

13.2	Certification of the Principal Financial Officer pursuant to 18 U.S.C. 1350, furnished herewith.

15.1	Consent of Kost, Forer, Gabbay & Kasierer, Certified Public Accountants (Israel), an independent registered public accounting firm and a member firm of EY.

97.1	Clawback Policy, filed as Exhibit 97.1 to Form 20-F (File No. 001-38428) filed on March 6, 2024 and incorporated herein by reference.

101	The following financial information from the Registrant’s Annual Report on Form 20-F for the year ended December 31, 2024, formatted in XBRL (eXtensible Business Reporting Language): (i) Report of Independent Registered Public Accounting Firm; (ii) Consolidated Balance Sheets; (iii) Consolidated Statements of Operations; (iv) Consolidated Statements of Changes in Convertible Preferred Shares and Shareholders’ Equity (Deficit); (v) Consolidated Statements of Cash Flows; and (vi) Notes to the Consolidated Financial Statements, tagged as blocks of text and in detail.

104	Cover Page Interactive Data File (embedded within the Inline XBRL document).

+	Certain information contained in this Exhibit has been excluded pursuant to Item 601(b)(10)(iv) of Regulation S-K because it is both not material and is the type of information that PolyPid Ltd. treats as private or confidential.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on Form 20-F filed on its behalf.

POLYPID LTD.

Date: February 26, 2025	By:	/s/ Dikla Czaczkes Akselbrad
Dikla Czaczkes Akselbrad
Chief Executive Officer and Director

POLYPID LTD.

AND ITS SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2024

AUDITED

- - - - - - - - - - - - - - - - - - -

Kost Forer Gabbay & Kasierer 2 Pal-Yam Blvd. Eshel Bldg. Haifa 3309502, Israel	Tel: +972-4-8654000 Fax: +972-3-5633439 ey.com

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors of

POLYPID LTD.

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheets of PolyPid Ltd. and its subsidiaries (the “Company”) as of December 31, 2024 and 2023, the related consolidated statements of operations, changes in shareholders’ equity (deficit) and cash flows for each of the three years in the period ended December 31, 2024, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2024 and 2023, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2024, in conformity with U.S. generally accepted accounting principles.

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
Haifa, Israel
February 26, 2025

POLYPID LTD. AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands

	December 31,
	2024	2023

ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$15,641	$5,309
Restricted deposits	168	300
Prepaid expenses and other current assets	764	458

Total current assets	16,573	6,067

LONG-TERM ASSETS:
Property and equipment, net	6,075	7,621
Operating lease right-of-use assets	2,295	1,597
Other long-term assets	277	87

Total long-term assets	8,647	9,305

Total assets	$25,220	$15,372

The accompanying notes are an integral part of the consolidated financial statements.

POLYPID LTD. AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands (except share and per share data)

	December 31,
	2024	2023

LIABILITIES AND SHAREHOLDERS’ EQUITY (DEFICIT)

CURRENT LIABILITIES:
Trade payables	$2,409	$772
Accrued expenses and other current liabilities	2,566	1,971
Current maturities of long-term debt	6,787	4,003
Current maturities of operating lease liabilities	919	540

Total current liabilities	12,681	7,286

LONG-TERM LIABILITIES:
Long-term debt	634	6,379
Deferred revenues	2,548	2,548
Long-term operating lease liabilities	1,277	857
Other liabilities	396	398

Total long-term liabilities	4,855	10,182

COMMITMENTS AND CONTINGENT LIABILITIES (NOTE 8)

SHAREHOLDERS’ EQUITY (DEFICIT):
Ordinary shares, no par value - Authorized: 107,800,000 shares at December 31, 2024 and 2023, respectively; Issued and outstanding: 10,190,904 and 1,653,559 shares at December 31, 2024 and 2023, respectively	-	-
Additional paid-in capital	275,015	236,213
Accumulated deficit	(267,331)	(238,309)

Total shareholders’ equity (deficit)	7,684	(2,096)

Total liabilities and shareholders’ equity (deficit)	$25,220	$15,372

The accompanying notes are an integral part of the consolidated financial statements.

POLYPID LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

U.S. dollars in thousands (except share and per share data)

	Year Ended December 31,
	2024	2023	2022

Operating expenses:
Research and development, net	$22,811	$16,148	$27,990
Marketing and business development	945	1,196	2,888
General and administrative	4,273	5,523	8,010

Operating loss	28,029	22,867	38,888
Financial expense, net	951	929	540

Loss before income tax	28,980	23,796	39,428
Income tax expense	42	69	129

Net loss	$29,022	$23,865	$39,557

Loss per share *):
Basic	$4.91	$16.99	$61.09
Diluted	$4.91	$16.93	$61.09

Weighted-average Ordinary shares outstanding *):
Basic	5,912,890	1,404,368	647,556
Diluted	5,912,890	1,421,308	647,556

*)	Results for the year ended December 31, 2022, have been retroactively adjusted to reflect the 1-for-30 reverse share split affected on September 18, 2023 (see Note 1b).

The accompanying notes are an integral part of the consolidated financial statements.

POLYPID LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY (DEFICIT)

U.S. dollars in thousands (except share data)

	Number of Ordinary shares		Additional paid-in capital	Accumulated deficit	Total shareholders’ equity (deficit)

Balances as of January 1, 2022	633,093	*)	$210,847	$(174,887)	$35,960

Share-based compensation	-		4,307	-	4,307
Issuance of Ordinary shares, net (1)	35,505	*)	4,423	-	4,423
Issuance of warrants	-		588	-	588
Exercise of options	1,007	*)	108	-	108
Net loss	-		-	(39,557)	(39,557)

Balances as of December 31, 2022	669,605	*)	$220,273	$(214,444)	$5,829
Share-based compensation			3,391	-	3,391
Issuance of Ordinary shares, net (2)	637,660		8,723	-	8,723
Issuance of pre-funded warrants, net (3)	-		3,987	-	3,987
Modification of warrants	-		31	-	31
Reclassification of pre-funded warrants to Liabilities	-		(2,106)	-	(2,106)
Reclassification of pre-funded warrants to Equity	-		1,905	-	1,905
Cashless exercise of pre-funded warrants	345,151		-	-	-
Exercise of options	1,143		9	-	9
Net loss	-		-	(23,865)	(23,865)

Balances as of December 31, 2023	1,653,559		$236,213	$(238,309)	$(2,096)

Share-based compensation	-		2,824	-	2,824
Issuance of Ordinary shares, warrants and pre-funded warrants, net (4)	8,537,345		35,863	-	35,863
Issuance of warrants (see Note 7)	-		115	-	115
Net loss	-		-	(29,022)	(29,022)

Balances as of December 31, 2024	10,190,904		$275,015	$(267,331)	$7,684

(1)	Net of issuance costs of $222.
(2)	Net of issuance costs of $757.
(3)	Net of issuance costs of $362.
(4)	Net of issuance costs of $2,894.

*)	Results for the year ended December 31, 2022, have been retroactively adjusted to reflect the 1-for-30 reverse share split affected on September 18, 2023 (see Note 1b).

The accompanying notes are an integral part of the consolidated financial statements.

POLYPID LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands (except share data)

	Year Ended December 31,
	2024	2023	2022

Cash flows from operating activities:
Net loss	$(29,022)	$(23,865)	$(39,557)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation of property and equipment	1,622	1,822	1,721
Remeasurement of warrants	-	(201)	-
Financial expenses, net	697	1,727	289
Share-based compensation expenses	2,824	3,391	4,307
Changes in assets and liabilities:
Prepaid expenses and other assets	(315)	641	1,185
Operating lease right-of-use assets	824	593	(2,431)
Operating lease liabilities	(723)	(494)	2,132
Trade payables	1,637	(369)	(3,095)
Deferred revenues	-	-	2,548
Accrued expenses and other liabilities	493	(481)	(1,416)

Net cash used in operating activities	(21,963)	(17,236)	(34,317)

Cash flows from investing activities:
Investment in bank deposits	(21,353)	(18,600)	(7,000)
Proceeds from bank deposits	21,099	22,600	25,342
Purchase of property and equipment	(76)	(196)	(1,767)

Net cash provided by investing activities	(330)	3,804	16,575

Cash flows from financing activities:
Proceeds from exercise of options	-	9	108
Proceeds from issuance of Ordinary shares, warrants and pre-funded warrants, net	35,863	12,710	5,011
Proceeds from long-term debt, net	-	-	11,711
Payment due to long-term debt	(3,322)	(2,618)	(402)
Payment of fees due to modification of debt	(125)	(125)	-

Net cash provided by financing activities	32,416	9,976	16,428

Increase (decrease) in cash, cash equivalents and restricted deposits	10,123	(3,456)	(1,314)
Cash, cash equivalents and restricted deposits at the beginning of the year	$5,686	$9,142	$10,456

Cash, cash equivalents and restricted deposits at the end of the year	$15,809	$5,686	$9,142

The accompanying notes are an integral part of the consolidated financial statements.

POLYPID LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands (except share data)

	Year Ended December 31,
	2024	2023	2022

Supplemental disclosures of cash flows:
Interest paid	$950	$1,038	$734
Cash paid during the year for income taxes	$3	$18	$8

Supplemental disclosures of cash flow information:
Cash and cash equivalents	$15,641	$5,309	$8,552
Restricted deposits	168	300	511
Restricted deposits included in other long-term assets	-	77	79

Cash, cash equivalents and restricted deposits at the end of the year	$15,809	$5,686	$9,142

Supplemental disclosures of non-cash investing and financing information:
Property and equipment acquired by credit	$-	$-	$100
Property and equipment paid for in prior periods	$-	$-	$340
Right-of-use asset recognized with corresponding lease liability	$1,522	$241	$3,528
Credit line derivative	$100	$127	$-
Modification of warrants	$-	$31	$-
Warrants issued as part of credit line	$115	$-	$-

The accompanying notes are an integral part of the consolidated financial statements.

POLYPID LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 1:-	GENERAL

a.	PolyPid Ltd. (the “Company”) was incorporated under the laws of Israel and commenced operations on February 28, 2008. The Company is a Phase 3 biopharmaceutical company focused on developing targeted, locally administered, and prolonged-release therapeutics using its proprietary PLEX (Polymer-Lipid Encapsulation matriX) technology. The Company’s product candidates are designed to address unmet medical needs by delivering active pharmaceutical ingredients locally at predetermined release rates and durations over extended periods ranging from days to several months. The Company is initially focused on the development of its lead product candidate, D-PLEX100, which incorporates an antibiotic for the prevention of surgical site infection in bone and soft tissue. Through December 31, 2024, the Company has been primarily engaged in research and development.

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

The Company resumed recruitment into the SHIELD II trial in June 2023. Unblinded interim analysis was conducted once the first 430 patients completed their 30-day follow-up. In December 2024, the Company announced that following the independent Data Safety Monitoring Board’s (“DSMB”) review of unblinded efficacy data from the first 430 enrolled patients, the DSMB’s recommendation was to conclude the study upon enrollment of 800 patients, which is the lowest sample size reassessment stop after the minimum planned number of 624 patients.

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

As of December 31, 2024, the Company had cash and cash equivalents in the total amount of $15,641. During the year ended December 31, 2024, the Company incurred a net loss of $29,022 and had negative cash flows from operating activities of $21,963. In addition, the Company had an accumulated deficit of $267,331 at December 31, 2024.

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

Based on the abovementioned, as of the approval date of these consolidated financial statements, the Company has not raised the necessary funding in order to continue its activity for a period of at least one year after the date of the filing of this annual report on Form 20-F. The Company believes that the current cash balance will be sufficient to fund operations into the third quarter of 2025. Therefore, these factors raise a substantial doubt about the Company’s ability to continue as a going concern. The consolidated financial statements do not include any adjustments to the carrying amounts and classifications of assets and liabilities that might result should the Company be unable to continue as a going concern.

POLYPID LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES

The consolidated financial statements are prepared according to United States generally accepted accounting principles (“U.S. GAAP”).

a.	Use of estimates:

The Company’s management believes that the estimates, judgments and assumptions used are reasonable based upon information available at the time they are made. These estimates, judgments and assumptions can affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the consolidated financial statements, and the reported amounts of expenses during the reporting periods. Actual results could differ from those estimates.

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

The Company identifies operating segments in accordance with ASC No. 280, “Segment Reporting”, as components of an entity for which discrete financial information is available and is regularly reviewed by the chief operating decision maker, or decision-making group, in making decisions regarding resource allocation and evaluating financial performance. The Company’s chief operating decision maker (“CODM”) is its chief executive officer, who manages the Company’s business activities as a single operating and reportable segment on a consolidated basis. Accordingly, the CODM uses consolidated net loss to assess financial performance and allocate resources. The CODM reviews and utilizes functional expenses (research and development, sales and marketing, and general and administrative) at the consolidated level as presented in the Company’s consolidated statements of operations, to manage the Company’s operations. Other financial information regarding the Company’s operating segment is presented elsewhere in consolidated financial statements.

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

The Company’s long-lived assets are reviewed for impairment in accordance with ASC No. 360, “Property, Plant and Equipment”, whenever events or changes in circumstances indicate that the carrying amount of the asset may not be recoverable. Recoverability of an asset to be held and used is measured by a comparison of the carrying amount of an asset (assets group) to the future undiscounted cash flows expected to be generated by the asset. If such asset (assets group) is considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the asset (assets group) exceeds its fair value.

As of December 31, 2024 and 2023, no impairment losses have been identified.

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

The Company recognizes participations in research and development, as a reduction from research and development expenses in the amount of $0, $83 and $738 for the years ended December 31, 2024, 2023, and 2022, respectively.

From inception up until December 31, 2024, the Company received a total of $7,290 in grants, out of which royalty-bearing grants in the amount of $4,888 from the IIA, non-royalty bearing grants in the amount of $1,675 from the IIA and non-royalty bearing grants in the amount of $727 from the FP7.

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

The carrying amounts of cash and cash equivalents, restricted deposits, prepaid expenses and other current assets, other long term assets, trade payables, accrued expenses and other current and non-current liabilities approximate their fair value due to the short-term maturity of such instruments.

The fair value measurement of the Financial Component Asset (“FCA”) is measured using unobservable inputs that require a high level of judgment to determine fair value, and thus is classified as a Level 3 financial instrument. The Company estimates the fair value of the abovementioned instrument using the Monte-Carlo simulation and the Black-Scholes option pricing model.

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

The Company accounts for derivatives based on ASC 815. ASC 815 requires the Company to recognize all derivatives on the balance sheet at fair value. The Company enters into option and forward contracts in order to limit the exposure to exchange rate fluctuation associated with expenses mainly incurred in NIS. Since the derivative instruments that the Company holds were not designated as hedging instruments under ASC 815, any gain or loss derived from such instruments is recognized immediately as “financial expense, net”.

The Company measured the fair value of the contracts in accordance with ASC 820. Foreign currency derivative contracts are classified within Level 2 as the valuation inputs are based on quoted prices and market observable data of similar instruments. As of December 31, 2024 and 2023, the fair value of the options and forward contracts was $0. Financial expense (income) for the years ended December 31, 2024, 2023 and 2022, amounted to $(19), $75 and 273, respectively.

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

As of December 31, 2024 and 2023, the Company’s uncertain tax position liability was $208 and $170, respectively. The Company’s policy is to accrue interest and penalties related to unrecognized tax benefits in its taxes on income.

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

As of December 31, 2024, the Company has yet to satisfy its performance obligation under the Agreement and, therefore, no revenues were recognized. Accordingly, the upfront payment amount was classified as a long-term deferred revenue in the Company’s consolidated balance sheet as of December 31, 2024.

POLYPID LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (CONT.)

s.	Concentration of credit risks:

Financial instruments that potentially subject the Company to concentration of credit risk consist principally of cash and cash equivalents and restricted deposits. Cash, cash equivalents and restricted deposits are deposited in major banks in Israel and in the United States of America. Such investments may be in excess of insured limits or not insured. Generally, cash and cash equivalents may be redeemed upon demand and, therefore, bear minimal risk.

The Company utilizes option and forward contracts to protect against the risk of overall changes in exchange rates. The derivative instruments hedge a portion of the Company’s non-dollar currency exposure. Counterparties to the Company’s derivative instruments are all major financial institutions.

t.	Severance pay:

All the Company’s employees who are Israeli citizens have subscribed to Section 14 of Israel’s Severance Pay Law, 5723-1963 (“Section 14”). Pursuant to Section 14, employees covered by this section are entitled to monthly deposits at a rate of 8.33% of their monthly salary, made on their behalf by the Company. Payments in accordance with Section 14 release the Company from any future severance liabilities in respect of those employees. Neither severance pay liability nor severance pay fund under Section 14 for such employees is recorded on the Company’s consolidated balance sheets. Severance pay expense for the years ended December 31, 2024, 2023 and 2022, amounted to $404, $401 and $537, respectively.

The US Subsidiary has a Safe Harbor 401(k) plan covering all the US Subsidiary employees. All eligible employees may elect to contribute up to 100% of their payroll compensation (minus mandatory payroll deductions) to the plan, for 2024, up to a maximum of $23 per year (for employees over 50 years of age the maximum contribution was $31 per year), as determined by the U.S. Internal Revenue Service (“IRS”). The US Subsidiary matches at 100%, on each payroll, up to 5% of the employee compensation to the plan within the IRS limits (which was set at $345 in 2024 for purposes of the plan).

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

As of December 31, 2024 and 2023, no liability due to legal matters has been accrued.

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

In November 2023, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) 2023-07, “Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures”, which requires public entities to disclose information about their reportable segments’ significant expenses and other segment items on an interim and annual basis. Public entities with a single reportable segment are required to apply the disclosure requirements in ASU 2023-07, as well as all existing segment disclosures and reconciliation requirements in ASC 280 on an interim and annual basis. ASU 2023-07 is effective for fiscal years beginning after December 15, 2023, and for interim periods within fiscal years beginning after December 15, 2024, with early adoption permitted. The Company adopted ASU 2023-07 during the year ended December 31, 2024.

w.	Recently issued accounting pronouncements, not yet adopted:

In December 2023, the FASB issued ASU 2023-09, “Income Taxes (Topic 740): Improvements to Income Tax Disclosures”, which requires public entities, on an annual basis, to provide disclosure of specific categories in the rate reconciliation, as well as disclosure of income taxes paid disaggregated by jurisdiction. ASU 2023-09 is effective for the Company for fiscal years beginning after December 15, 2025, with early adoption permitted. The Company is currently evaluating the impact of adopting ASU 2023-09.

In November 2024, the FASB issued ASU 2024-03, Income Statement-Reporting Comprehensive Income-Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses, requiring public entities to disclose additional information about specific expense categories in the notes to the financial statements on an interim and annual basis. ASU 2024-03 is effective for fiscal years beginning after December 15, 2026, and for interim periods beginning after December 15, 2027, with early adoption permitted. The Company is currently evaluating the impact of adopting ASU 2024-03.

POLYPID LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 3:-	PREPAID EXPENSES AND OTHER CURRENT ASSETS

	December 31,
	2024	2023

Prepaid expenses	$330	$352
Government authorities	166	96
Other current assets	268	10

	$764	$458

NOTE 4:-	PROPERTY AND EQUIPMENT, NET

	December 31,
	2024	2023

Cost:
Computers and software	$630	$620
Laboratory equipment	8,167	8,122
Furniture and office equipment	173	173
Leasehold improvements	6,524	6,503

	15,494	15,418
Less - Accumulated depreciation	(9,419)	(7,797)

Depreciated cost	$6,075	$7,621

Depreciation expenses amounted to $1,622, $1,822 and $1,721 for the years ended December 31, 2024, 2023 and 2022, respectively.

The majority of the Company’s property and equipment is located in Israel.

NOTE 5:-	LEASES

a.	The Company’s facilities are leased under operating lease agreements for periods ending no later than 2027.

On January 14, 2024, the Company entered into a new lease agreement for one of its premises, with the lease term extending through July 2027. The Company does not assume renewals in its determination of the lease term unless the renewals are deemed to be reasonably certain. Lease payments included in the measurement of the lease liability comprise the following: the fixed non-cancelable lease payments, payments for optional renewal periods, where it is reasonably certain the renewal period will be exercised, and payments for early termination options unless it is reasonably certain the lease will not be terminated early.

The Company has bank guarantees in connection with the facilities lease agreements in the total amount of $257. Accordingly, cash, in the same amount, was restricted in bank deposits. The Company also leases motor vehicles under various operating leases, the latest of which expires in 2027.

POLYPID LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 5:-	LEASES (CONT.)

b.	The weighted average remaining lease term as of December 31, 2024, is 2.50 years.

Weighted average discount rate is 10.40%.

c.	The components of operating lease expense for the year ended December 31, 2024, were $1,042.

d.	Lease liability as of December 31, 2024, is as follows:

2025	$999
2026	966
2027	484

Total undiscounted lease payments	2,449
Less - imputed interest	(253)

Present value of lease liabilities	$2,196

e.	The following table presents supplemental cash flow information related to the lease costs for operating leases as of December 31, 2024:

Cash paid for amounts included in measurement of lease liability:
Operating cash flows for operating leases	$900

ROU asset recognized with corresponding lease liability:
Operating leases	$1,522

NOTE 6:-	ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

	December 31,
	2024	2023

Accrued expenses	$1,464	$995
Employees and payroll accruals	1,079	958
Other liabilities	23	18

	$2,566	$1,971

NOTE 7:-	LINE OF CREDIT ARRANGEMENT

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

Accordingly, as a result of the First Tranche and Second Tranche withdrawal, the Company issued to Kreos warrants to purchase 6,491 Ordinary shares of the Company, at an exercise price of $154.05 per share.

On each drawdown date, the Company shall pay to Kreos on the drawdown date the last period payment for such drawdown. For the First Tranche and Second Tranche, the amount the Company paid was $317 and $85, respectively. The third and final tranche of $2,500 will never be drawn since the third tranche milestone has not been met.

The Company has concluded that the Credit Line includes several legally detachable and separately exercisable freestanding financial instruments: The First Tranche term loan, the warrants, and the right to receive additional loan tranches that was recognized as FCA.

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

On March 29, 2023, the Company entered into an amendment to the Credit Line (the “Amendment”). Pursuant to the Amendment, 70% of the remaining principal and interest repayments will be delayed and repaid on a monthly equal basis from August 2024 to May 2026. The amended secured Credit Line bore interest at the rate of 10%. In addition, the Company paid to Kreos a restructuring fee consisting of 1% on the closing date of the Amendment and will pay an incremental 3% at the maturity of the Amendment. In return for this additional deferral of repayment, Kreos has the right to receive a potential claw-back payment on account of the then outstanding principal amount (the “Claw-Back”). This Claw-Back mechanism will be triggered by additional incoming funds from future collaboration and partnership agreements or additional funding. If triggered, the minimum Claw-Back to be paid will be $1,500, but will not exceed $3,000. During the first quarter of 2024, the Company repaid $1,500 due to the Claw-Back.

Further to the above, the warrants to purchase 6,491 Ordinary shares of the Company issued to Kreos were repriced and as a result bear an exercise price of $12.60 per share. As a result of the modification, the Company recorded an incremental value in the amount of $31, that was calculated based on the Black-Scholes option pricing model, which increased the additional paid-in capital against an offset of the long-term debt due to the Credit Line.

POLYPID LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 7:-	LINE OF CREDIT ARRANGEMENT (CONT.)

On August 1, 2024, the Company entered into a second amendment (the “Second Amendment”) to the Credit Line. Pursuant to the Second Amendment, 60% of the remaining principal and interest repayments under the Credit Line will be delayed and repaid on a monthly equal basis from April 1, 2025. The amended secured Credit Line now bears interest at a rate of 12.00%, and the Company will pay a restructuring fee to Kreos of $125. In return for this additional deferral of repayment, Kreos has the right to receive a potential Claw Back.

The Claw Back to be paid will not exceed $4,500, out of which $1,904 was already paid as of December 31, 2024. As part of the Second Amendment, the Company issued to Kreos a warrant to purchase 40,000 Ordinary shares of the Company at an exercise price of $3.61 per share.

The Company evaluated the amendments under ASC 470-50, “Debt - modification and extinguishment”, and concluded that the terms of the new debt and the original debt are not substantially different, therefore the debt restructuring is accounted as debt modification where no gain or loss was recognized.

The Credit Line is denominated in U.S. dollars and bears interest at an annual rate equal to 9.25% until the First Amendment, 10% from the First Amendment to the Second Amendment, and 12% From the Second Amendment. The interest paid due to the Credit Line for the years ended December 31, 2024 and 2023 amounted to $950 and $1,038, respectively.

During the years ended December 31, 2024 and 2023, the Company recognized $1,651 and $1,685 of interest expenses related to the Credit Line, respectively, which were included as part of financial expenses in the Company’s statements of operations.

In addition, the Company’s debt includes the Claw-Back feature, which meets the definition of embedded derivative under ASC 815 And was not clearly and closely related to the debt host. Consequently, the embedded derivative was bifurcated and accounted for separately at fair value. The fair value of the derivative amounted to $19 and $60 as of December 31, 2024 and December 31, 2023, respectively. Changes in the fair value of the derivative liabilities are determined at each period end. The liability due to the derivative was classified under other long-term liabilities in the consolidated balance sheet as of December 31, 2024.

The Company incurred debt restructuring costs, which were fully paid in cash, and are presented as a direct deduction against the carrying amount of the debt and amortized to interest expense using the effective interest method.

NOTE 8:-	COMMITMENTS AND CONTINGENT LIABILITIES

In connection with its research and development programs, through December 31, 2024, the Company received participation payments from the IIA in the aggregate amount of $4,888. In return for the IIA’s participation, the Company is committed to pay royalties at a rate of 3% of sales of the developed products, up to 100% of the amount of grants received plus interest at SOFR rate.

Through December 31, 2024, no royalties have been paid or accrued.

POLYPID LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 9:-	INCOME TAXES

a.	Corporate tax rates:

The corporate tax rate in Israel in 2024, 2023 and 2022 was 23%.

The United States of America federal rate was 21% and the state corporate income tax rates range from 6.5% to 11.5% for the years ended December 31, 2024, 2023 and 2022. The Company is subject to United States of America income tax laws. There are no provisions for United States of America federal, state or other taxes for any period.

Loss before taxes is comprised as follows:

	Year Ended December 31,
	2024	2023	2022

Domestic (Israel)	$28,567	$23,348	$38,274
Foreign	413	448	1,154

	$28,980	$23,796	$39,428

b.	Net operating losses carryforward:

The Company has accumulated losses for tax purposes as of December 31, 2024, in the amount of approximately $198,927 which may be carried forward and offset against taxable income in the future for an indefinite period.

c.	Tax assessment:

The Company has net operating losses from prior tax periods which may be subjected to examination in future periods. As of December 31, 2024, the Company’s tax years until December 31, 2019, are subject to the statute of limitation in Israel. The US Subsidiary has yet to receive final tax assessments since its incorporation.

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

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. The Company’s deferred tax assets are comprised of operating loss carryforwards and other temporary differences. Significant components of the Company’s deferred tax assets are as follows:

	December 31,
	2024	2023
Deferred tax assets:
Carryforward losses	$45,753	$40,133
Research and development expenses	4,249	4,044
Operating lease liabilities	505	292
Reserves and allowances	187	207

Deferred tax assets before valuation allowance	50,694	44,676
Valuation allowance	(50,166)	(44,338)

Total deferred tax assets	528	338

Deferred tax liabilities:
Operating lease ROU assets	(528)	(338)

Total deferred tax liabilities	(528)	(338)

Net deferred tax assets, net	$-	$-

Management currently believes that since the Company has a history of losses, and there is uncertainty with respect to future taxable income of the Company, it is more likely than not that the deferred tax assets will not be utilized in the foreseeable future. Thus, a full valuation allowance was provided to reduce deferred tax assets to their realizable value.

For 2024 and 2023, the main reconciling items of the Company’s statutory tax rate of 23% and the effective tax rate of (0.1)% and (0.3)%, respectively, were tax carryforward losses and other temporary differences, such as research and development expenses, for which a full valuation allowance was provided.

e.	Income taxes are comprised of current tax expenses, all foreign, which amounted to $42 and $69 for the years ended December 31, 2024 and 2023, respectively.

POLYPID LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 10:-	SHAREHOLDERS’ EQUITY (DEFICIT)

a.	Reverse Share Split:

On September 18, 2023, the Company’s board of directors approved a 1-for-30 reverse share split (See Note 1.b). Following the reverse share split, all Ordinary shares, options, warrants, exercise prices and per share data have been adjusted retroactively for all periods presented in these consolidated financial statements.

b.	Ordinary share capital (with no par value each) following the reverse share split is composed as follows:

	December 31, 2024		December 31, 2023
	Authorized	Issued and outstanding	Authorized	Issued and outstanding
	Number of shares

Ordinary shares	107,800,000	10,190,904	107,800,000	1,653,559

c.	Controlled Equity Offering Sales Agreement (the “Sales Agreement”):

In November 2024, the Company entered into a Sales Agreement, with Oppenheimer & Co. Inc. (the “Agent”).

Pursuant to the Sales Agreement, the Company may offer and sell, from time to time, its Ordinary shares, through the Agent in an at the market offering (“ATM’”), as defined in Rule 415(a)(4) promulgated under the Securities Act of 1933, as amended, for an aggregate offering price of up to $8,250.

During the year ended December 31, 2024, the Company sold 464 Ordinary shares under the ATM for a total amount of $2, net of issuance cost.

During the year ended December 31, 2023, the Company sold 75,693 Ordinary shares under a prior ATM for a total amount of $2,328, net of issuance cost in the amount of $92.

d.	Private placements and public offerings:

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

POLYPID LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 10:-	SHAREHOLDERS’ EQUITY (DEFICIT) (CONT.)

d.	Private placements and public offerings: (Cont.)

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

On January 4, 2024, the Company entered into a definitive securities purchase agreement for a private placement financing, led by leading U.S. life sciences-focused investors and certain existing investors. Under the securities purchase agreement, the investors purchased 3,143,693 of the Company’s Ordinary shares at a purchase price of $4.81 per share, pre-funded warrants to purchase up to 227,619 Ordinary shares at an exercise price of $0.0001 per share and warrants to purchase up to 3,371,312 Ordinary shares at an exercise price of $5.50 per share. The warrants expire upon the earlier of two years from the date of issuance and 10 trading days following the Company’s announcement of the positive recommendation by Data Safety Monitoring Board regarding the Company’s unblinded interim analysis in its SHIELD II Phase 3 trial of D-PLEX100 resulting in the stopping of the trial due to positive efficacy. The proceeds to the Company amounted to $15,002, net of issuance cost of $1,216. Exercise of the warrants in full would result in an additional $18,542 in proceeds to the Company. The closing of the offering occurred on January 9, 2024.

On August 1, 2024, the Company entered into a definitive securities purchase agreement for a private placement financing. Under the securities purchase agreement, the investors purchased 2,006,226 of the Company’s Ordinary shares at a purchase price of $3.61 per share, pre-funded warrants to purchase up to 229,231 Ordinary shares at an exercise price of $0.0001 per share and warrants to purchase up to 1,676,588 Ordinary shares at an exercise price of $3.61 per share. The warrants expire upon the earlier of two years from the date of issuance and 10 trading days following the Company’s announcement of the recommendation by the DSMB regarding the Company’s unblinded interim analysis in its SHIELD II Phase 3 trial of D- PLEX100 resulting in either the stopping of the trial due to positive efficacy, or continuation to planned patient recruitment (up to 630 subjects). The closing of the offering occurred on August 6, 2024. The proceeds to the Company amounted to approximately $7,536, net of issuance costs of $532. Exercise of the warrants in full would result in an additional $6,052 in proceeds to the Company.

POLYPID LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 10:-	SHAREHOLDERS’ EQUITY (DEFICIT) (CONT.)

d.	Private placements and public offerings: (Cont.)

On December 26, 2024, the Company entered into a definitive securities purchase agreement for a private placement financing. Under the securities purchase agreement, the investors purchased 3,386,962 of the Company’s Ordinary shares, at a purchase price of $3.22 per share, pre-funded warrants to purchase up to 1,106,868 Ordinary shares at an exercise price of $0.0001 per share and warrants to purchase up to 6,740,745 Ordinary shares at an exercise price of $4.00 per share. The warrants expire upon the earlier of nine months from the date of issuance and 10 trading days following the Company’s announcement of the top-line results in the Company’s SHIELD II Phase 3 trial of D-PLEX100. The closing of the offering occurred on December 26, 2024. The offering resulted in proceeds to the Company of $13,325, net of issuance costs of $1,146. Exercise of the warrants in full would result in an additional $26,963 in proceeds to the Company.

e.	Ordinary shares rights:

The Ordinary shares confer upon their holders the right to participate in the general meetings of the Company, to vote at such meetings (each share represents one vote), and to participate in any distribution of dividends or any other distribution of the Company’s property, including the distribution of surplus assets upon liquidation.

f.	Share option plan:

The Company has authorized through its 2012 Share Option Plan, the grant of options to officers, directors, advisors, management and other key employees of up to 2,312,403 Ordinary shares. The options granted generally have a four-year vesting period and expire ten years after the date of grant. Options granted under the Company’s option plan that are canceled or forfeited before expiration become available for future grant.

On May 6, 2024, the Company’s board of directors approved to increase the Company’s options pool by an additional 2,000,000 options from 312,403 to 2,312,403.

As of December 31, 2024, 492,278 of the Company’s options were available for future grants.

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

On May 5, 2023, the Company’s board of directors also approved a similar exercise price decrease of 17,417 options previously granted to the Company’s Chief Executive Officer and board members. Therefore, the Company accounted for an incremental value in the total amount of $63, out of which $50 was recognized as of the modification date due to vested options, and the rest of the amount will be expensed based on the vesting conditions of each grant.

POLYPID LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 10:-	SHAREHOLDERS’ EQUITY (DEFICIT) (CONT.)

f.	Share option plan: (Cont.)

A summary of the status of options to employees and non-employees under the Company’s option plan as of December 31, 2024, and changes during the relevant period ended on that date is presented below:

	Number of options	Weighted average exercise price	Aggregate intrinsic value	Weighted average remaining contractual life (years)

Outstanding at beginning of year	254,437	$22.41	$-	8.24
Granted	1,623,474	4.59
Forfeited	(54,952)	8.71
Expired	(8,408)	74.00

Outstanding at end of year	1,814,551	$6.65	$-	9.14

Exercisable options	267,776	$15.19	$-	8.03

Vested and expected to vest	1,401,951	$7.24	$-	9.14

The weighted average grant date fair value of options granted during the year ended December 31, 2024, was $3.80.

The Black-Scholes assumptions used to value the employee and non-employee share options at the grant dates are presented in the following table by years:

	2024	2023	2022

Dividend yield (%)	0	0	0
Expected volatility (%)	97.1-103.0	92.59-95.67	70.45-93.85
Risk-free interest rate (%)	3.74-5.06	3.38-4.71	1.81-4.31
Expected term (in years)	0.5-6.1	5.3-6.1	1.2-6.2

These assumptions and estimates were determined as follows:

o	Fair Value of Ordinary Shares - The fair value of each Ordinary share was based on the closing price of the Company’s publicly traded Ordinary shares as reported on the date of the grant.

o	Dividend Yield - The Company has never declared or paid any cash dividends and does not presently plan to pay cash dividends in the foreseeable future. As a result, an expected dividend yield of zero percent was used.

o	Expected Volatility - As the Company has a short trading history for its Ordinary shares, the expected volatility is derived from the average historical share volatilities of several unrelated public companies within the Company’s industry that the Company considers to be comparable to its own business over a period equivalent to the option’s expected term.

POLYPID LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 10:-	SHAREHOLDERS’ EQUITY (DEFICIT) (CONT.)

f.	Share option plan: (Cont.)

o	Risk-Free Interest Rate - The risk-free rate for the expected term of the options is based on the Black-Scholes option pricing model on the yields of United States of America Treasury securities with maturities appropriate for the expected term of employee share option awards.

o	Expected term - The expected term represents the period that options are expected to be outstanding. For option grants that are considered to be “plain vanilla,” the Company determines the expected term using the simplified method. The simplified method deems the term to be the average of the time-to-vesting and the contractual life of the options.

The total share-based compensation expense recognized by the Company’s departments for the three years ended December 31, 2024, 2023 and 2022, was comprised as follows:

	Year Ended December 31,
	2024	2023	2022

Research and development	$1,539	$1,791	$2,081
Marketing and business development	291	339	383
General and administrative	994	1,261	1,843

Total share-based compensation expense	$2,824	$3,391	$4,307

As of December 31, 2024, there were unrecognized compensation costs of $5,599, which are expected to be recognized over a weighted average period of approximately 2.74 years.

On May 6, 2024, the Board of directors granted a total of 280,000 milestone-based options to the Company’s officers and on July 2, 2024, the Company’s shareholders approved a grant of 132,600 milestone-based options to the Company’s Chief Executive Officer (collectively, the “Milestone-Based Options”).

The milestone condition was set as either the interim analysis outcome of early stopping of the Company’s SHIELD II Phase 3 trial of D-PLEX100 for efficacy or top-line results (primary endpoint) with overall alpha level of up to (and including) 5%.

The average exercise price for Milestone-Based Options is $4.64 per share.

As of December 31, 2024, the milestone condition is not probable of being achieved; therefore, no compensation costs were recognized.

g.	Warrants and pre-funded warrants:

Further to the discussion in Note 7, as of April 26, 2022, July 19, 2022 and August 1, 2024, the Company measured the fair value of the warrants to purchase Ordinary shares (a Level 3 valuation) using the Black-Scholes option pricing model.

POLYPID LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 10:-	SHAREHOLDERS’ EQUITY (DEFICIT) (CONT.)

g.	Warrants and pre-funded warrants: (Cont.)

As of April 26, 2022, July 19, 2022 and August 1, 2024, the relative fair value of the warrants to purchase Ordinary shares issued to Kreos was $468, $120 and $115, respectively, which was calculated using the following assumptions:

	July 19,	April 26,	August 1,
	2022	2022	2024

Share price ($)	153.60	148.80	3.65
Exercise price ($)	154.05	154.05	3.61
Expected volatility (%)	60.57	60.81	88
Adjustment to risk-free interest rate (%)	3.07	2.84	3.89
Dividend yield (%)	-	-	-
Risk-free interest rate (%)	3.11	2.88	3.89
Expected life (in years)	6.72	6.94	7.00

Further to the discussion in Note 10d, as of January 9, 2024, August 6, 2024 and December 26, 2024, the Company measured the fair value of the warrants to purchase Ordinary shares (a Level 3 valuation) using the Black-Scholes option pricing model.

As of January 9, 2024, August 6, 2024 and December 26, 2024, the relative fair value of the warrants to purchase Ordinary shares issued was $15,248, $1,733 and $2,101, respectively, which was calculated using the following assumptions:

	January 9,	August 6,	December 26,
	2024	2024	2024

Share price ($)	6.89	3.50	2.85
Exercise price ($)	5.50	3.61	4.00
Expected volatility (%)	117.4-134	95-129	77.48
Adjustment to risk-free interest rate (%)	4.27-5.96	3.91-4.98	4.22
Dividend yield (%)	-	-	-
Risk-free interest rate (%)	4.36-5.08	3.99-5.11	4.31
Expected life (in years)	0.68-2.00	0.40-2.00	0.5

POLYPID LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 10:-	SHAREHOLDERS’ EQUITY (DEFICIT) (CONT.)

g.	Warrants and pre-funded warrants: (Cont.)

As of December 31, 2024, all warrants are exercisable into Ordinary shares, in which the outstanding issued warrants to purchase Ordinary shares as of December 31, 2024, were as follows:

Grant date	Warrants outstanding as of December 31, 2024	Average Exercise price per share ($)	Warrants exercisable as of December 31, 2024	Exercisable through

April 2022	5,193	$12.60	5,193	April 2029
July 2022	1,298	$12.60	1,298	April 2029
January 2024	3,371,312	$5.50	3,371,312	January 2026 *)
January 2024	227,619	$0.0001	227,619	No maturity date *)
August 2024	1,676,588	$3.61	1,676,588	August 2026 *)
August 2024	229,231	$0.0001	229,231	No maturity date *)
August 2024	40,000	$3.61	40,000	August 2031
December 2024	6,740,745	$4.00	6,740,745	September 2025 *)
December 2024	1,106,868	$0.0001	1,106,868	No maturity date *)

	13,398,854		13,398,854

No warrants were exercised during the year ended December 31, 2024.

*) See Note 10d.

NOTE 11:-	FINANCIAL EXPENSES, NET

	Year Ended December 31,
	2024	2023	2022

Financial expenses:
Financial expenses from credit line and derivative	$1,510	$1,618	$1,023
Other financial expenses	15	93	316

Total financial expenses	1,525	1,711	1,339

Financial income:
Foreign currency transaction gains, net	(113)	(33)	(532)
Interest income from bank deposits	(442)	(548)	(267)
Other financial income	(19)	-	-
Remeasurement of warrants	-	(201)	-

Total financial income	(574)	(782)	(799)

Total financial expense, net	$951	$929	$540

POLYPID LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 12:-	BASIC AND DILUTED NET LOSS PER SHARE

Basic loss per share is computed using the weighted-average number of outstanding Ordinary shares during the period. Diluted loss per share is computed using the weighted-average number of outstanding Ordinary shares and, when dilutive, potential Ordinary shares outstanding during the period.

The computation of loss per share is as follows:

	Year Ended December 31,
	2024	2023	2022

Basic loss per share:
Net loss	$29,022	$23,865	$39,557

Shares used in computation:
Weighted-average shares of Ordinary shares outstanding	5,912,890	1,404,368	647,556

Basic loss per share	$4.91	$16.99	$61.09

Diluted loss per share:
Net loss	$29,022	$24,066	$39,557

Shares used in computation:
Weighted-average shares of Ordinary shares outstanding	5,912,890	1,421,308	647,556

Diluted loss per share	$4.91	$16.93	$61.09

The potential ordinary shares that were excluded from the computation of diluted net loss per share attributable to ordinary shareholders for the periods presented because including them would have been anti-dilutive are as follows:

	December 31,
	2024	2023	2022
	Number of Ordinary shares

Ordinary share options	267,776	71,456	82,914
Warrants	13,398,854	7,088	13,775

	13,666,630	78,544	96,689

NOTE 13:-	SUBSEQUENT EVENTS

On January 6, 2025, the Company entered into a third amendment (the “Third Amendment”) to the Credit Line. Pursuant to the Third Amendment, 60% of the principal and interest repayments which are originally scheduled to be paid until the end of June 2025, will now be delayed and repaid in July 2025. The Company will pay a restructuring fee to Kreos of $160 in July 2025 and the end of loan payment shall be increased from 5% to 7%.

- - - - - - - - - - - - - - - - - - - -