Form 20-F
period 2025-12-31
PolyPid Ltd.
filed 2026-02-25
CIK 1611842

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 20-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2025

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

18,204,002 ordinary shares as of December 31, 2025.

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

Large accelerated filer	☐	Accelerated filer	☐
Non-accelerated filer	☒	Emerging Growth Company	☐

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

U.S. GAAP ☒

International Financial Reporting Standards as issued by the International Accounting Standards Board ☐

Other ☐

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.

☐ Item 17   ☐ Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company.

Yes ☐    No ☒

i

INTRODUCTION

We are an innovative biopharmaceutical company dedicated to improving patient outcomes by elevating treatment effectiveness, right where care begins. We develop long-acting, controlled-release medicines that deliver therapy precisely at the site of care, addressing critical unmet medical needs. Our diverse pipeline spans surgical care, metabolic diseases, and beyond. Our lead product candidate, D-PLEX100, pairs our novel proprietary PLEX technology with doxycycline, a broad spectrum and U.S. Food and Drug Administration, or FDA, approved antibiotic. D-PLEX100 is administered directly into the surgical site during surgery and provides a prolonged and continuous release of high local concentration of doxycycline for a period of 30 days for the prevention of SSIs. Infections resulting from surgery can be fatal and create a significant public health burden despite the extensive use of systemically administered antibiotics both pre- and post-operatively and other measures taken to reduce infection risk in the intra-operative setting. We believe that D-PLEX100, if approved, would be a significant improvement over the current standard of care, or SoC, which includes systemic administration of antibiotics.

In June 2025, we announced positive topline results from our pivotal SHIELD II Phase 3 trial of D-PLEX100 for the prevention of SSIs in patients undergoing abdominal colorectal surgery with large incisions. The primary efficacy endpoint of the study was successfully met, with a significantly lower proportion of primary endpoint events among patients who received D-PLEX100 plus SoC (n=405; 10.9%), compared to SoC alone (n=393; 18.1%), representing a 40% reduction (p<0.005). The primary endpoint is the combination of deep and superficial SSIs, all-cause mortality and surgical reinterventions at the same incision of the original index surgery. SHIELD II also successfully met all three key secondary endpoints of the study. The first key secondary endpoint was met, with a 60% reduction in deep and superficial SSI rates among patients who received D-PLEX100 plus SoC (3.8%) compared to those who received SoC alone (9.5%) (p<0.005). SHIELD II trial revealed a good safety profile with no difference in serious treatment-emergent adverse events between patients treated with D-PLEX₁₀₀ arm versus standard of care arm.

On December 3, 2025, we announced positive FDA pre-new drug application, or NDA, meeting minutes for D-PLEX₁₀₀ supporting an NDA submission. We expect to submit an NDA on a rolling basis beginning by the end of the first quarter of 2026 leveraging our Fast Track and Breakthrough Therapy designations.

In addition to our lead program D-PLEX100, our pipeline includes early-stage programs. In July 2025, we unveiled our long-acting GLP-1 receptor agonists (glucagon-like peptide-1 RA) delivery platform which aims to subcutaneously release GLP-1 RA for approximately 60 days, significantly longer than current weekly injection regimens. The platform enables linear drug release, potentially overcoming the burst release observed with currently marketed weekly formulations, and provides a foundation that can potentially be expanded beyond GLP-1 to support the development of additional incretin-based therapies.

OncoPLEX, PolyPid’s lead intra-tumoral cancer therapy drug candidate, can potentially provide controlled local exposure to docetaxel, one of the most widely used chemotherapy agents, directly at the tumor site for several weeks to potentially reduce local tumor reoccurrence, the potential spreading of cancer cells, and ultimately improve the overall survival rate of cancer patients. OncoPLEX has been evaluated successfully in 9 various animal tumor models, both as adjuvant and neoadjuvant, including murine colon carcinoma, melanoma and glioblastoma animal models. In November 2021, a successful Pre-IND meeting with the FDA supported a Phase 1/2 clinical trial of OncoPLEX as a potential part of first-line combination therapy for patients newly diagnosed with Glioblastoma Multiform, or GBM.

In December 2024, we announced a new research and development collaboration with ImmunoGenesis, Inc., or ImmunoGenesis, a Houston-based clinical-stage biotechnology company to develop novel formulations combining our experience with our proprietary PLEX Technology and ImmunoGenesis’ potent STimulator of INterferon Genes, or STING, agonist drug candidate to potentially enhance intratumoral treatment for solid tumors.

We intend to further expand research collaborations with biopharmaceutical and biotech companies leveraging our PLEX Technology. SHIELD II pharmacokinetic data validated the PLEX technology platform in large clinical trials, providing local and controlled release of drug molecules directly at the disease target organ over a pre-determined period of time. PLEX can be paired with a wide variety of marketed drugs or product candidates, including small molecules, peptides, antibodies and nucleic acid-based drugs. We intend to further engage in discussions with leading biopharmaceutical companies regarding licensing our PLEX technology for potential application in various therapeutic areas.

We successfully completed the Israeli Ministry of Health good manufacturing practice, or GMP, inspection, an important milestone advancing D-PLEX₁₀₀ toward commercial manufacturing readiness. The positive outcome of this inspection marks the fourth consecutive successful GMP inspection of our state-of-the-art, sterile manufacturing facility in Israel and further strengthens our regulatory submission readiness. We believe that this milestone further reinforces our path to commercialization as we prepare for potential market entry in both U.S. and European markets.

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

Important factors that could cause actual results, developments and business decisions to differ materially from those anticipated in these forward-looking statements include, among other things:

●	the timing of our submission of an NDA and a marketing authorization application, or MAA;

●	our ability to successfully receive approvals from the FDA, the European Medicines Agency, or EMA, or other applicable regulatory bodies, including approval to conduct clinical trials, the scope of those trials and the prospects for regulatory approval of, or other regulatory action with respect to our product candidates, including the regulatory pathway to be designated to our product candidates;

●	our ability to license and commercialize our existing product candidates and future sales of our existing product candidates or any other future potential product candidates;

●	our dependence on collaboration agreements with third parties to market and sell our product candidates;

●	our ability to raise capital through the issuance of securities;

●	our ability to prioritize development of certain product candidates over other potential candidates;

●	our ability to advance the development of our product candidates, including the anticipated starting and ending dates of our anticipated clinical trials;

●	our assessment of the potential of our product candidates to treat certain indications;

●	our dependence on enrollment of patients in our clinical trials in order to continue development of our product candidates;

●	the regulatory environment and changes in the health policies and regimes in the countries in which we operate, including the impact of any changes in regulation and legislation that could affect the pharmaceutical industry;

●	our ability to meet our expectations regarding the commercial supply of our product candidates;

●	the overall global economic environment;

●	the impact of competition and new technologies;

●	general market, political and economic conditions in the countries in which we operate;

●	projected capital expenditures and liquidity;

●	changes in our strategy;

●	litigation; and

●	those factors referred to in “Item 3. Key Information – D. Risk Factors,” “Item 4. Information on the Company,” and “Item 5. Operating and Financial Review and Prospects”, as well as in this annual report on Form 20-F generally.

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

v

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

Risks Related to Regulatory Matters, Development and Clinical Testing of Product Candidates

●	Regulatory approval processes of foreign regulatory authorities are lengthy, time-consuming, costly and unpredictable, and if we are ultimately unable to obtain regulatory approval for D-PLEX100 or any future product candidates, our business may fail.
●	The regulatory approval for D-PLEX100 or any future product candidate may be for a narrower indication than we seek or be subject to other limitations or restrictions that limit its commercial profile.
●	Due to our limited resources and access to capital, we must prioritize development of certain product candidates over other potential candidates. These decisions may prove to have been wrong and may adversely affect our revenues.
●	We depend on enrollment of patients in our clinical trials in order to continue development of our product candidates.
●	Improvement in SoC infection prevention and control measures being undertaken in hospitals globally as a result of the COVID-19 pandemic may have decreased the rate of SSIs, which may adversely impact the ability of our clinical trials to demonstrate an improvement over the SoC and may ultimately reduce our commercial opportunity even if our trials are successful.
●	PLEX is a novel technology, which makes it difficult to accurately and reliably predict the time and cost of development and of subsequently obtaining regulatory approval of D-PLEX100 or any future PLEX product candidates, and we are heavily dependent on the success of D-PLEX100.
●	We may be unable to successfully complete clinical development for any product candidates we may develop, including D-PLEX100.

Risks Related to Commercialization of Our Product Candidates

●	If we are unable to enter into agreements with third parties to market and sell our product candidates or establish sales and marketing capabilities, we may be unable to generate any product revenue.
●	Our dependence on collaboration agreements with third parties to market and sell our product candidates present a number of risks. If any of these risks should materialize, our business, financial condition and results of operations may be materially harmed.
●	We have limited manufacturing experience and could experience production problems that result in delays in our development or commercialization programs or otherwise adversely affect our business.
●	Delays in establishing and obtaining regulatory approval of our manufacturing process and facility or disruptions in our manufacturing process may delay or disrupt our product development and commercialization efforts.
●	It may be difficult for us to profitably sell our product candidates if coverage and reimbursement for these products, or the procedures in which they are used, is limited by government authorities and/or third-party payor policies.

Risks Related to Our Financial Condition and Capital Requirements

●	We have never generated revenues, have incurred significant losses since our inception and anticipate that we will continue to incur significant losses for the foreseeable future.
●	We expect that we will need to raise substantial additional funding. Failure to obtain funding on acceptable terms and on a timely basis may require us to curtail, delay or discontinue our operations.

Risks Related to Our Reliance on Third Parties

●	We rely on third parties to conduct certain elements of our preclinical studies, clinical trials and analytical tests, and perform other tasks for us. If these third parties do not successfully carry out their contractual duties, meet expected deadlines or comply with regulatory requirements, we may not be able to obtain regulatory approval for or commercialize our product candidates.
●	We rely on third parties to manufacture the raw materials that we use to create our product candidates. Our business could be harmed if third parties fail to provide us with sufficient quantities of these materials and products or fail to do so at acceptable quality levels or prices.

●	Our reliance on third parties requires us to share our trade secrets and intellectual property, which increases the possibility that a competitor will discover them or that our trade secrets and intellectual property will be misappropriated or disclosed.

Risks Related to Our Intellectual Property

●	If we are unable to obtain and maintain effective patent rights for our product candidates or any future product candidates, we may not be able to effectively protect our products and business and compete effectively in our markets.
●	If we are unable to protect the confidentiality of our trade secrets or know-how, such proprietary information may be used by others to compete against us.
●	We may not be successful in obtaining or maintaining necessary rights to our product candidates through acquisitions and in-licenses.

Risks Related to Our Business Operations

●	Our future success depends in part on our ability to retain our senior management team and to attract, retain and motivate other qualified personnel.
●	European data collection is governed by restrictive regulations governing the collection, use, processing and cross-border transfer of personal information. Failure to comply with such regulations may result in substantial fines, other administrative penalties and civil claims being brought against us.

Risks Related to Ownership of Our Ordinary Shares

●	The market price of our Ordinary Shares may be highly volatile, and you may not be able to resell your Ordinary Shares at or above the price you paid.
●	Our executive officers, directors and principal shareholders have the ability to exert significant control over matters submitted to our shareholders for approval.
●	We may be or may become classified as a passive foreign investment company, which means that our U.S. shareholders may suffer adverse tax consequences as a result. If a United States person is treated as owning at least 10% of our shares, such holder may be subject to adverse U.S. federal income tax consequences.

Risks Related to Israeli Law and Our Operations in Israel

●	Our headquarters and other significant operations are located in Israel. Conditions in Israel, including implications of political, economic and military instability, may adversely affect our operations and results and may limit our ability raise additional funds.
●	We received Israeli government grants for certain of our research and development activities, the terms of which may require us to pay royalties and to satisfy specified conditions in order to manufacture products and transfer technologies outside of Israel. If we fail to satisfy these conditions, we may be required to pay penalties and refund grants previously received.
●	Provisions of Israeli law and our amended and restated articles of association may delay, prevent or otherwise impede a merger with, or an acquisition of, us, which could prevent a change of control, even when the terms of such a transaction are favorable to us and our shareholders.

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

Risks Related to Regulatory Matters, Development and Clinical Testing of Product Candidates

We are heavily dependent on the success of D-PLEX100, including obtaining regulatory approval to market D-PLEX100 in the United States and the EU.

To date, we have invested all of our efforts and financial resources to: (i) research and develop our PLEX technology, our lead product candidate, D-PLEX100, and our preclinical and research and development programs, including conducting preclinical studies and clinical trials, and providing general and administrative support for these operations; (ii) develop and secure our intellectual property portfolio for D-PLEX100 and our PLEX technology and (iii) invest in our current manufacturing facility. Our future success is dependent on our ability to successfully develop, obtain regulatory approval for and commercialize one or more of our current and future product candidates. Our product candidates’ marketability is subject to significant risks, including:

●	the sufficiency of the results from our SHIELD II Phase 3 clinical trial of D-PLEX100 for the prevention of SSIs in patients undergoing abdominal colorectal surgery with large incisions to support approval of an NDA;

●	acceptance by the FDA, EMA or other regulatory agencies of our strategies for seeking regulatory approvals for D-PLEX100 and any future product candidates, including our proposed indications, primary and secondary endpoint assessments and measurements, safety evaluations and regulatory pathways;

●	the acceptance by the FDA, EMA or other regulatory agencies of the number, design, size, conduct and implementation of our clinical trials, our trial protocols and the interpretation of data from preclinical studies or clinical trials;

●	the willingness of the FDA, EMA or other regulatory agencies to schedule an advisory committee meeting in a timely manner in connection with our regulatory submissions, if such advisory committee meetings are required;

●	the recommendation of the FDA’s advisory committee to approve our applications to market D-PLEX100 and any future product candidates in the United States, and the EMA’s approval to market D-PLEX100 in the EU, if such advisory committee reviews are scheduled, without limiting the approved labeling, specifications, distribution or use of the products, or imposing other restrictions;

●	the satisfaction of the FDA, EMA or other regulatory agencies with the safety and efficacy of D-PLEX100 and any future product candidates;

●	the prevalence and severity of adverse events associated with D-PLEX100 and any future product candidates;

●	the timely and satisfactory performance by third-party contractors, trial sites and principal investigators of their obligations in relation to our clinical trials;

●	our success in educating medical professionals and patients about the benefits, administration and use of D-PLEX100 and any future product candidates, if approved;

●	our success in educating payers and hospital administrators about the potential cost savings benefits that D-PLEX100 can deliver;

●	the availability, perceived advantages, relative cost, safety and efficacy of alternative and competing treatments for the indications addressed by D-PLEX100 and any future product candidates;

●	the effectiveness of our marketing, sales and distribution strategy, and operations, as well as that of any current and future licensees;

●	our ability to scale, validate and maintain a commercially viable manufacturing process that is compliant with current good manufacturing practices, or cGMP-compliant;

●	our ability to obtain, protect and enforce our intellectual property rights with respect to D-PLEX100, any future product candidates and our PLEX technology; and

●	changes to regulatory guidelines.

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

In the United States, we are required to submit an NDA to obtain FDA approval before marketing any product candidate. An NDA must include extensive preclinical and clinical data and supporting information to establish the product candidate’s safety and efficacy for each desired indication. In the case of an NDA covered by Section 505(b)(2) of the Federal Food, Drug, and Cosmetic Act, or the FFDCA, we may rely in part on data not developed by us and for which we have not obtained a right of reference or use, including published scientific literature or the FDA’s findings of safety and/or effectiveness for a previously approved drug. The NDA must also include significant information regarding the chemistry, manufacturing and controls for the product. The FDA may further inspect our manufacturing facilities to ensure that the facilities can manufacture any product candidate and any product, if and when approved, in compliance with the applicable regulatory requirements, as well as inspect our clinical trial sites to ensure that our trials are properly conducted. Obtaining approval of an NDA is a lengthy, expensive and uncertain process, and approval may not be obtained. Upon submission of an NDA, the FDA must make an initial determination that the application is sufficiently complete to accept the submission for filing. We cannot be certain that any submissions will be accepted for filing and review by the FDA, or ultimately be approved. If the application is not accepted for review or approval, the FDA may require that we conduct additional clinical or preclinical trials, or take other actions before it will reconsider our application. If the FDA requires additional trials or data, we would incur increased costs and delays in the marketing approval process, which may require us to expend more resources than we have available. Even if the FDA agrees that results from our SHIELD II trial evaluating D-PLEX100 for the prevention of SSIs in patients undergoing abdominal colorectal surgery with large incisions are sufficient to support the submission of an NDA, the FDA may determine that the data from this trial support a narrower indication than we may propose, if the FDA were to approve such NDA at all. In addition, the FDA may not consider any additional information to be complete or sufficient to support approval.

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

Regulatory authorities also may approve a product candidate for more limited indications than requested or they may impose significant limitations in the form of warnings or a REMS. These regulatory authorities may require precautions or contra-indications with respect to conditions of use or they may grant approval subject to the performance of costly post-marketing clinical trials. In addition, regulatory authorities may not approve the labeling claims that are necessary or desirable for the successful commercialization of any of our product candidates. For example, the FDA may disagree that a Phase 3 trial evaluating D-PLEX100 is sufficient to support either NDA submissions seeking approval for the specific indications under evaluation in our successful SHIELD II Phase 3 trial and potential future Phase 3 trials or NDA submissions seeking approval for broader indications covering the prevention of SSIs. Even if the FDA were to agree that these trials were sufficient to support one or more NDA submissions, the FDA may determine that the data from these trials support more narrow indications than we may propose, if the FDA were to approve such NDA submissions at all. If the FDA does not agree that our successful SHIELD II Phase 3 trial and potential future Phase 3 trials support the submission of an NDA for any indication, we will be required to conduct additional clinical trials to support our proposed indications. Any of the foregoing scenarios could materially harm the commercial prospects for our product candidates and materially and adversely affect our business, financial condition, results of operations and prospects.

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

In September 2022, we received confirmation from the EMA, which was reconfirmed in December 2025, that D-PLEX100 is eligible for submission of an application for an EU Marketing Authorisation (centralized Procedure) under Article 3(2)b – Therapeutic innovation (EC) No 726/2004. The centralized process eligibility is granted to D-PLEX100 under the Therapeutic Innovation criteria which underscores that D-PLEX100 potentially provides a new alternative to patients in preventing post abdominal SSIs.

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

Although a substantial amount of our effort is focused on continued clinical testing, potential approval and commercialization of D-PLEX100, the success of our business also depends upon our ability to identify, discover or license additional product candidates. Our research programs or licensing efforts may fail to yield additional product candidates for clinical development for a number of reasons, including: lack of financial or personnel resources to acquire or discover additional product candidates; new product candidates may not succeed in preclinical or clinical testing, or may be shown to have harmful side effects or may have other characteristics that may make them unmarketable or unlikely to receive marketing approval; our competitors may develop alternatives that render our product candidates obsolete or less attractive; the market for a product candidate may change during our development program so that such product may become unprofitable to continue to develop; new product candidates may not be capable of being produced in commercial quantities at an acceptable cost, or at all; and new product candidates may not be accepted as safe and effective by patients, the medical community, or third-party payors.

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

We may experience difficulties in patient enrollment in our clinical trials for a variety of reasons. Patient enrollment is affected by many factors including the size and nature of the patient population, the eligibility criteria for the trial, the design of the clinical trial, the size of the patient population required for analysis of the trial’s primary endpoints, the proximity of patients to study sites, our ability to recruit clinical trial investigators with the appropriate competencies and experience, the number of enrolling clinical sites, our ability to obtain and maintain patient consents, the risk that patients enrolled in clinical trials will drop out of the trials before completion, and competing clinical trials (including other clinical trials that we will conduct in the future) and clinicians’ and patients’ perceptions as to the potential advantages of the drug being studied in relation to other available therapies, or competing drugs against the same target as well as any new drugs that may be approved for the indications we are investigating.

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

Further, conducting clinical trials outside of the United States, as we have done and plan to expand for D-PLEX100 and any future product candidates, presents additional risks that may delay completion of our clinical trials. These risks include the failure of enrolled patients in the countries outside of the United States to adhere to clinical protocol as a result of differences in healthcare services or cultural customs, managing additional administrative burdens associated with foreign regulatory schemes, as well as political and economic risks relevant to such foreign countries.

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

We need to successfully complete pivotal clinical trials in order to obtain the approval of the FDA, EMA or other regulatory agencies to market D-PLEX100 or any future product candidates. Carrying out clinical trials and the submission of a successful NDA is a complicated process. As an organization, we have limited experience in conducting later stage or pivotal clinical trials and have limited experience in preparing, submitting and prosecuting regulatory filings. Consequently, we may be unable to successfully and efficiently execute and complete necessary clinical trials in a way that leads to marketing approval of D-PLEX100. We may require more time and incur greater costs than our competitors and may not succeed in obtaining regulatory approvals of product candidates that we develop. Failure to commence or complete, or delays in, our planned clinical trials, could prevent us from or delay us in commercializing D-PLEX100. See “Risks Related to Our Reliance on Third Parties”. We rely on third parties to conduct certain elements of our preclinical and clinical trials and perform other tasks for us. If these third parties do not successfully carry out their contractual duties, meet expected deadlines or comply with regulatory requirements, we may not be able to obtain regulatory approval for or commercialize our product candidates.

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

Disruptions at the FDA and other government agencies caused by funding shortages, reductions in force, changes in senior agency leadership, significant policy shifts, or global health concerns could hinder their ability to hire, retain or deploy key leadership and other personnel, cause uncertainty, lack of consistency and predictability or loss of confidence in agency capabilities and actions, or otherwise prevent new or modified products from being developed, approved or commercialized in a timely manner or at all, which could negatively impact our business.

The ability of the FDA to review and approve new products can be affected by a variety of factors, including government budget and funding levels, statutory, regulatory, and policy changes, the FDA’s ability to hire and retain key personnel and accept the payment of user fees, significant changes in agency personnel including reductions in force or changes in senior agency leadership such as center directors, significant unanticipated changes in agency practices, policies and procedures and other events that may otherwise affect the FDA’s ability to perform its regulatory functions. Average review times at the agency have fluctuated in recent years as a result. In addition, government funding of other government agencies that fund research and development activities is subject to the political process, which is inherently fluid and unpredictable. In addition, there have been sudden reductions in agency review personnel as well as sudden and recurring changes in senior agency leadership at the center director level. Disruptions at the FDA and other agencies may also slow the time necessary for new drugs or modifications to approved drugs to be reviewed and/or approved by necessary government agencies, which would adversely affect our business. For example, the U.S. government has threatened to shut down several times and in cases where it has certain regulatory agencies, such as the FDA, have had to consider furloughing critical FDA employees and stopping critical activities.

If a prolonged government shutdown occurs, changes in agency personnel and senior leadership continue or if global health concerns prevent the FDA or other regulatory authorities from conducting their regular inspections, reviews, or other regulatory activities, it could significantly impact the ability of the FDA or other regulatory authorities to timely review and process our regulatory submissions, which could have a material adverse effect on our business.

We may be subject, directly or indirectly, to U.S. federal and state healthcare fraud and abuse laws, false claims laws, healthcare provider payment transparency laws and health information privacy and security laws. If we are unable to comply, or have not fully complied, with such laws, we could face substantial penalties.

Our current and future operations may be directly or indirectly through our relationships with U.S. healthcare providers, patients and other persons and entities, subject to broadly applicable fraud and abuse and other healthcare laws and regulations that may constrain our business or financial arrangements and relationships through which we research, market, sell and distribute our products in the United States. While many of these fraud and abuse laws and payment transparency laws will not apply until our commercial release of a product, our pre-commercial financial relationships with healthcare providers and institutions may need to be re-evaluated prior to or at commercial launch. In addition, we may be subject to patient privacy regulation by both the federal government and the states in which we conduct our business. The laws that may affect our ability to operate include:

●	The U.S. Anti-Kickback Statute, or the Anti-Kickback Statute, which prohibits, among other things, any person or entity from knowingly and willfully offering, paying, soliciting, or receiving any remuneration, directly or indirectly, overtly or covertly, to induce or in return for purchasing, leasing, ordering or arranging for or recommending the purchase, lease or order of any item or service reimbursable, in whole or in part, under Medicare, Medicaid or other U.S. federal healthcare programs. The Anti-Kickback Statute has been interpreted to apply to arrangements between pharmaceutical and biotechnology manufacturers on the one hand and prescribers, purchasers, and formulary managers, among others, on the other. There are a number of statutory exceptions and regulatory safe harbors protecting some common activities from prosecution, but the exceptions and safe harbors are drawn narrowly and require strict compliance in order to offer protection. Some arrangements may not strictly meet all requirements under an exception or safe harbor but may otherwise present a low risk of enforcement under the Anti-Kickback Statute. While we are not currently subject to the Anti-Kickback Statute because we do not yet have a commercial, reimbursable product, the relationships that we form now could in the future implicate the Anti-Kickback Statute upon attainment of coverage and reimbursement for approved products under any federal healthcare program. We therefore train and educate our personnel on the Anti-Kickback Statute and their obligations thereunder, and we endeavor to structure our financial relationships to comply with the applicable exceptions and safe harbors wherever possible. However, some of our arrangements, like many other common and non-abusive arrangements, are not covered by an applicable exception or safe harbor and therefore, could implicate the Anti-Kickback Statute in the future. Nevertheless, we do not believe them to present a significant risk to beneficiaries or federal healthcare programs and, as such, appear unlikely to invite future government scrutiny or prosecution, warrant the imposition of sanctions, or be found to violate the statute. However, we cannot offer assurance that the government or a whistleblower would agree with our position that certain arrangements fall within a safe harbor, or that arrangements that do not squarely meet an exception or safe harbor will not be found to violate the Anti-Kickback Statute. Violations of the Anti-Kickback Statute can also trigger liability under the federal Civil Monetary Penalty Law and federal civil False Claims Act, or FCA, thereby increasing the penalty structure for these violations.

●	The U.S. federal false claims laws, including the FCA, and civil monetary penalties laws, which prohibit any person or entity from, among other things, knowingly presenting, or causing to be presented, a false, fictitious or fraudulent claim for payment to, or approval by, the U.S. federal government or knowingly making, using or causing to be made or used a false record or statement material to a false or fraudulent claim to the U.S. federal government. As a result of a modification made by the Fraud Enforcement and Recovery Act of 2009, a claim includes “any request or demand” for money or property presented to the U.S. government. In addition, manufacturers can be held liable under the FCA even when they do not submit claims directly to government third-party payors if they are deemed to “cause” the submission of false or fraudulent claims. Causing the submission of a false claim can be triggered through improper financial relationships that violate the Anti-Kickback Statute, erroneous billing or coding guidance provided to healthcare providers, or improper marketing practices or activities that do not comport with FDA approvals or indications, among other things. The FCA also permits a private individual acting as a “whistleblower” to bring actions on behalf of the federal government alleging violations of the FCA and to share in any monetary recovery. Whistleblower, or qui tam, actions have increased significantly in recent years, causing greater numbers of healthcare companies to have to defend a false claim action, even before the validity of the claim is established and even if the government decides not to intervene in the lawsuit. FCA liability is potentially significant in the healthcare industry because the statute provides for treble damages and mandatory penalties per false claim or statement. Companies may decide to agree to large settlements with the government and/or whistleblowers to avoid the cost, distraction and negative publicity associated with litigation. Government enforcement agencies and private whistleblowers have investigated pharmaceutical and biotechnology companies for or asserted liability under the FCA for a variety of alleged promotional, marketing and other activities, such as providing free product to customers with the expectation that the customers would bill federal programs for the product; providing consulting fees and other benefits to physicians to induce them to prescribe products; engaging in promotion for “off-label” uses; and submitting inflated best price information to the Medicaid Rebate Program. In addition, the Patient Protection and Affordable Care Act, as amended by the Health Care and Education Reconciliation Act of 2010, or collectively, the ACA, amended federal law to provide that a claim for items or services resulting from a violation of the federal Anti-Kickback Statute constitutes a false or fraudulent claim for purposes of the federal civil FCA. Criminal prosecution is also possible under the Criminal False Claims Act for knowingly making or presenting a false or fictitious or fraudulent claim to the federal government.

●	Many U.S. states have also enacted their own laws intended to protect against fraud and abuse in the health care industry and more broadly. These laws may have similar prohibitions and restrictions as the Anti-Kickback Statute or False Claims Act but apply to all payors. In some cases, these laws prohibit or regulate additional conduct beyond that covered under federal law. Penalties for violating these laws can range from fines to criminal sanctions.

●	The U.S. federal Civil Monetary Penalties Law, or CMPL, authorizes the imposition of substantial civil money penalties against an entity that engages in certain prohibited activities including but not limited to violations of the Anti-Kickback Statute, knowing submission of a false or fraudulent claim, employment of an individual excluded from participation in federal healthcare programs, and the provision or offer of anything of value to a Medicare or Medicaid beneficiary that the transferring party knows or should know is likely to influence the beneficiary’s selection of a particular provider, practitioner or supplier from which to receive items or services for which payment may be made in whole or part by a federal healthcare program. Remuneration is broadly defined under the CMPL as any transfer of value, including provision of items or services for free or below fair market value. It covers direct or indirect transfers like discounts, free goods, co-pay waivers, or even "nominal" incentives, though exceptions exist for offerings that meet the Financial Need, Preventative Care, or Promoting Access to Care exceptions. Sanctions for violations of the CMPL include civil monetary penalties and administrative penalties up to and including exclusion from participation in federal health care programs.

●	The U.S. Health Insurance Portability and Accountability Act of 1996, or HIPAA, prohibits, among other actions, knowingly and willfully executing, or attempting to execute, a scheme to defraud any healthcare benefit program, including private third-party payors, knowingly and willfully embezzling or stealing from a healthcare benefit program, willfully obstructing a criminal investigation of a healthcare offense, and knowingly and willfully falsifying, concealing or covering up a material fact or making any materially false, fictitious or fraudulent statement in connection with the delivery of or payment for healthcare benefits, items or services.

●	The Physician Payments Sunshine Act, enacted as part of the ACA, imposes, among other things, annual reporting requirements for covered manufacturers for certain payments and “transfers of value” provided to physicians (defined to include doctors, dentists, optometrists, podiatrists and chiropractors), certain other healthcare professionals (such as physician assistants and nurse practitioners), and teaching hospitals, as well as ownership and investment interests held by the recipients described above and their immediate family members. While we are not currently subject to such reporting, we will be upon commercial product release where payment is available under federal healthcare programs.

●	HIPAA, as amended by the Health Information Technology for Economic and Clinical Health Act, or HITECH, and their respective implementing regulations also established standards to protect individuals’ medical records and other individually identifiable health information (collectively defined as “protected health information”). HIPAA requires covered entities, including health plans, healthcare clearinghouses and most health care providers, to implement administrative, physical and technical safeguards to protect the privacy and security of protected health information, and sets limits and conditions on the uses and disclosures that may be made of such information without the authorization of the relevant individual. HIPAA’s Security Rule and certain provisions of the HIPAA Privacy Rule and Breach Notification Rule apply to business associates of covered entities (i.e., entities that provide services to covered entities that may require access to or use of protected health information on behalf of covered entities), and business associates are subject to direct liability for violation of these rules. Covered entities must report breaches of unsecured protected health information to affected individuals without unreasonable delay and notification must also be made to the U.S. Department of Health & Human Services, Office for Civil Rights, or the OCR, and, in certain situations involving large breaches, to the media. The OCR enforces the HIPAA Rules and performs compliance audits and investigations. In addition to enforcement by OCR, HIPAA authorizes state attorneys general to bring civil actions seeking either injunction or damages in response to HIPAA violations that impact state residents. We do not meet the definition of a covered entity under HIPAA; however, we may be considered a business associate with respect to certain interactions and relationships with our health care customers.

●	In addition, numerous other laws, regulations and legislative and regulatory initiatives at the U.S. federal and state levels address the privacy and security of personal information. We remain subject to federal and state privacy-related laws that may be more restrictive or contain different requirements than the privacy regulations issued under HIPAA. These laws vary and could impose additional penalties. For example, the Federal Trade Commission, or FTC, uses its consumer protection authority to initiate enforcement actions against companies relating to their use and disclosure of personally identifiable information that is considered to be unfair or deceptive. Specifically, FTC has asserted authority and issued enforcement actions in response to actual or perceived unfair or deceptive practices by a company in the handling of consumer information. The FTC has also pursued enforcement actions against companies for violations of its Health Breach Notification Rule and the Children’s Online Privacy Protection Act. Our use of personal information is also subject to our published privacy policies and notices.

●	In addition, state laws, which are continually evolving, govern the privacy and security of health information in specified circumstances, many of which differ from each other in significant ways and may not have the same effect, thus complicating compliance efforts. These laws include, for example, the California Consumer Privacy Act, or CCPA, which came into effect January 1, 2020 and was amended and expanded by the California Privacy Rights Act, or CPRA, which came into effect on January 1, 2023; the Virginia Consumer Data Protection Act, effective as of January 1, 2023; the Colorado Privacy Act and the Connecticut Data Privacy Act, both effective as of July 1, 2023; the Utah Consumer Privacy Act, effective as of December 31, 2023; the Washington My Health My Data Act and Nevada Senate Bill 370, both effective as of March 31, 2024; the Oregon Consumer Privacy Act, the Texas Data Privacy and Security Act, and the Florida Digital Bill of Rights, all effective as of July 1, 2024; the Montana Consumer Data Privacy Act, effective as of October 1, 2024; the Delaware Personal Data Privacy Act, effective as of January 1, 2025; the Iowa Act Relating to Consumer Data Protection, effective as of January 1, 2025; the New Jersey Data Protection Act, effective as of January 15, 2025; the Tennessee Information Protection Act, effective as of July 1, 2025; the Minnesota Consumer Data Privacy Act, effective July 31, 2025; and the Indiana Consumer Data Protection Act, effective as of January 1, 2026. Several other states have enacted, or are proposing to enact, their own comprehensive privacy laws. Among other things, these state-specific laws create new data privacy obligations for covered companies and provide new privacy rights to state residents, including the right to opt out of certain disclosures of their information. A particular focus of legislatures appears to be consumer health data which is not subject to HIPAA, as evidenced by passage of the Washington My Health My Data Act and Nevada Senate Bill 370. The CCPA also created a private right of action with statutory damages for certain data breaches, thereby potentially increasing risks associated with a data breach, and other laws, such as the Telephone Consumer Protection Act and the Washington My Health My Data Act, also have private rights of action for violations. Regulations implementing the California and Colorado laws have been published, but many questions remain as to how all of the new statutes will be interpreted and enforced. The effects of state data protection laws are significant and may require us to modify our data processing practices. They may also cause us to incur substantial costs and expenses to ensure ongoing compliance. Various U.S. state laws and regulations may also require us to notify affected individuals and state agencies in the event of a data breach involving individually identifiable information. We may see more stringent state and federal privacy legislation passed in 2026 and beyond, as the increased cyber-attacks during recent international conflicts have once again put a spotlight on data privacy and security in the United States and other jurisdictions. We cannot predict where new legislation might arise, the scope of such legislation, or the potential impact to our business and operations.

●	The U.S. Foreign Corrupt Practices Act, or FCPA, prohibits U.S. corporations and their representatives from offering, promising, authorizing or making payments to any foreign government official, government staff member, political party or political candidate in an attempt to obtain or retain business abroad. The scope of the FCPA would include interactions with certain healthcare professionals in many countries, either directly or through distributors. On February 10, 2025, the Trump Administration issued an executive order, “Pausing Foreign Corrupt Practices Act Enforcement to Further American Economic and National Security” pausing FCPA enforcement for a period of 180 days while new guidelines were developed that prioritized American economic competitiveness and efficiency of government resources; however, on June 9, 2025, the Deputy Attorney General issued a memorandum pursuant to the executive order’s directive, titled “Guidelines for Investigations and Enforcement of the Foreign Corrupt Practices Act (FCPA)”, which detailed the administration’s new FCPA guidelines for current and future investigations and enforcement priorities. Then on August 11, 2025, the U.S. Department of Justice unsealed its first FCPA indictment since the pause in FCPA enforcement. The indictment described conduct similar to matters previously pursued under the FCPA prior to the executive pause order; however, certain elements of the conduct and the allegations aligned with the policy goals expressed in the updated guidelines. Therefore, the FCPA remains applicable to our operations and we continue to expend resources to ensure that our activities comply. Our present and future business has been and will continue to be subject to various other U.S. and foreign laws, rules and/or regulations.

●	International sales of products are subject to foreign government regulations, which may vary substantially from country to country. The time required to obtain approval in a foreign country may be longer or shorter than that required for FDA approval, and the requirements may differ. There is a trend towards harmonization of quality system standards among the European Union, United States, Canada and various other industrialized countries, though differences remain.

●	International sales of products are subject to foreign government regulations, which may vary substantially from country to country. The time required to obtain approval in a foreign country may be longer or shorter than that required for FDA approval, and the requirements may differ. There is a trend towards harmonization of quality system standards among the European Union, United States, Canada and various other industrialized countries, though differences remain.

●	Outside the United States a range of anti-bribery and anti-corruption laws, as well and some industry-specific laws and codes of conduct, apply to the drug and medical device industry and interactions with government officials and entities and healthcare professionals. Laws include the UK Bribery Act of 2010. Further, the EU member countries have emphasized a greater focus on healthcare fraud and abuse and have indicated greater attention to the industry by the European Anti-Fraud Office. Countries in Asia have also become more active in their enforcement of anti-bribery laws and with respect to procurement and supply chain fraud.

●	In the European Union, increasingly stringent data protection and privacy rules that have and will continue to have substantial impact on the use of patient data across the healthcare industry became effective in May 2018. The EU General Data Protection Regulation, or GDPR, applies across the European Union and includes, among other things, a requirement for prompt notice of data breaches to data subjects and supervisory authorities in certain circumstances and significant fines for non-compliance. The GDPR fine framework can be up to 20 million euros, or up to 4% of the company’s total global turnover of the preceding fiscal year, whichever is higher. The GDPR also requires companies processing personal data of individuals residing in the European Union to comply with EU privacy and data protection rules, even if the company itself does not have a physical presence in the European Union. Noncompliance could result in the imposition of fines, penalties, or orders to stop noncompliant activities. Due to the strong consumer protection aspects of the GDPR, companies subject to its purview are allocating substantial legal costs to the development of necessary policies and procedures and overall compliance efforts. We expect continued costs associated with maintaining compliance with GDPR into the future. For example, on July 16, 2020, the Court of Justice of the European Union issued a judgment in Case C-311/18 that declared the EU-U.S. Privacy Shield Framework invalid (Data Protection Commissioner v Facebook Ireland Ltd and Maximillian Schrems, also knowns as Schrems II). In the absence of the new adequacy decision, this judgment still results in additional compliance obligations for companies that rely on mechanisms other than the Privacy Shield, like standard contractual clauses and appropriate supplementary measures to ensure a valid basis for the transfer of personal data outside of Europe. Though a new adequacy decision (the EU-U.S. Data Privacy Framework) has been adopted, and it may also be subject to challenges similar to those faced by the Privacy Shield. In view of this and other developments, data transfer risk remains a potential issue that requires regular monitoring. We expect continued costs associated with maintaining compliance with the GDPR into the future, and these requirements, as interpreted by EU data protection authorities, could negatively impact our business, financial condition and results of operations.

Many states have analogous state laws and regulations that may apply to our business practices, including but not limited to, research, distribution, sales or marketing arrangements. In addition, certain states require pharmaceutical companies to comply with the pharmaceutical industry’s voluntary compliance guidelines and the relevant compliance guidance promulgated by the U.S. federal government. Certain states and local jurisdictions require drug manufacturers to report information related to payments and other transfers of value to physicians and other healthcare providers and register pharmaceutical sales representatives. Additionally, certain states also require pharmaceutical companies to file reports relating to pricing information or marketing expenditures and have laws governing the privacy and security of health information in certain circumstances, many of which differ from each other in significant ways and may not have the same effect, thus complicating compliance efforts. The need to build and maintain a robust compliance program with different compliance and/or reporting requirements increases the possibility that a company may violate one or more of the requirements, resulting in fines and penalties.

Because of the breadth of these laws and the narrowness of the statutory exceptions and safe harbors available, including certain states with a broader reach than their federal counterparts, it is possible that some of our business activities could be subject to challenge under one or more of such laws.

Ensuring that our internal operations and business arrangements with third parties comply with applicable healthcare laws and regulations will likely be costly, particularly following a commercial product launch. It is possible that governmental authorities will conclude that our business practices, including arrangements we may have with healthcare institutions and facilities, physicians and other healthcare providers, some of whom may receive stock options as compensation for services provided, do not comply with current or future statutes, regulations or case law involving applicable fraud and abuse or other healthcare laws and regulations. If our operations were found to be in violation of any of these laws or any other governmental regulations that may apply to us, we may be subject to significant civil, criminal and administrative penalties, damages, fines, disgorgement, imprisonment, contractual damages, reputational harm, diminished profits and future earnings, additional reporting obligations and oversight if we become subject to a corporate integrity agreement or other agreement to resolve allegations of non-compliance with these laws, and curtailment of our operations, any of which could substantially disrupt our operations. If the physicians or other providers or entities with whom we expect to do business are found not to be in compliance with applicable laws, they may be subject to criminal, civil or administrative sanctions, including exclusions from participation in government funded healthcare programs.

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

From time to time, legislation is drafted and introduced in Congress that could significantly change the statutory provisions governing the regulatory clearance or approval, manufacture and marketing of regulated products or the reimbursement thereof. In addition, FDA regulations and guidance are often revised or reinterpreted by the FDA in ways that may significantly affect our business and our products. Any new regulations or revisions or reinterpretations of existing regulations may impose additional costs or lengthen review times of our product candidates. We cannot determine what effect changes in regulations, statutes, legal interpretation or policies, when and if promulgated, enacted or adopted may have on our business in the future. Such changes could, among other things, require:

●	changes to manufacturing methods, facilities, and locations;

●	change in protocol design;

●	additional treatment arm (control);

●	recall, replacement, or discontinuance of one or more of our products;

●	labeling, promotion, and advertising of our products; and

●	additional recordkeeping and reporting.

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

On July 4, 2025, President Trump signed the One Big Beautiful Bill Act, or the OBBBA, a budget reconciliation bill that includes significant funding cuts to Medicaid, the Health Insurance Marketplaces, and the Medicare Physician Fee Schedule. The Congressional Budget Office estimates the OBBBA will reduce federal healthcare spending and lead to a 10 million increase in the U.S. uninsured population, all of which could lead to increased pricing controls and affect product demand.

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

In July 2021, the Biden administration released an executive order, “Promoting Competition in the American Economy,” with multiple provisions aimed at prescription drugs. In response to President Biden’s executive order, on September 9, 2021, the Department of Health and Human Services, or HHS, released a Comprehensive Plan for Addressing High Drug Prices that outlines principles for drug pricing reform and sets out a variety of potential legislative policies that Congress could pursue as well as potential administrative actions HHS can take to advance these principles. Further, the IRA, among other things (i) directs HHS to negotiate the price of certain high-expenditure, single-source drugs and biologics covered under Medicare and (ii) imposes rebates under Medicare Part B and Medicare Part D to penalize price increases that outpace inflation. These provisions took effect in fiscal year 2023, with subsequent updates to include additional drugs.

On January 17, 2025, just prior to the change in presidential administration, the HHS announced 15 additional drugs selected for Medicare drug price negotiations under the IRA. However, the Trump administration rescinded the Biden Executive Order 14807 – “Lowering Prescription Drug Costs for Americans”, which instructed Medicare to explore ways to reduce drug costs, including a potential $2 monthly out of pocket, or OOP, cap on certain generic medications. President Trump also revoked an executive order that had directed the Center for Medicare and Medicaid Innovation to develop 3 experimental drug pricing models. Despite these actions, however, President Trump is similarly focused on reducing the costs of prescription drugs in the United States. On May 12, 2025, the Trump Administration issued an Executive Order titled “Delivering Most-Favored Nation Prescription Drug Pricing to American Patients”, outlining a plan to reduce prescription drug costs in the U.S., which was followed by formal letters to major pharmaceutical companies in July 2025 outlining steps they must take to lower prescription drug costs to American patients and taxpayers. In the future, there will likely continue to be proposals relating to the reform of the U.S. healthcare system, some of which could further limit coverage and reimbursement of drug products, including our product candidates. Any reduction in reimbursement from Medicare or other government programs may result in a similar reduction in payments from private payors. Our results of operations could be adversely affected by the ACA and by other health care reforms that may be enacted or adopted in the future.

Individual states in the United States have also become increasingly active in passing legislation and implementing regulations designed to control pharmaceutical product pricing, including price or patient reimbursement constraints, discounts, restrictions on certain product access and marketing cost disclosure and transparency measures, and in some cases, designed to encourage importation from other countries and bulk purchasing. For example, on January 5, 2024, the FDA approved Florida’s Section 804 Importation Program, or SIP, proposal to import certain drugs from Canada for specific state healthcare programs. It is unclear how this program will be implemented, including which drugs will be chosen, and whether it will be subject to legal challenges in the United States or Canada. Other states have also submitted SIP proposals that are pending review by the FDA. Any such approved importation plans, when implemented, may result in lower drug prices for products covered by those programs.

The full impact on our business of the ACA, the Medicare payment reductions, Medicaid funding, drug pricing controls, and other new laws is uncertain. Nor is it clear whether other legislative changes will be adopted, if any, or how such changes would affect the demand for our product candidates. Future actions by the Trump Administration and the U.S. Congress could have a material adverse impact on our results of operations or financial condition. We cannot predict what additional new legislation, agency priorities, and rulemaking may be on the horizon as the U.S. continues to reassess how it pays for healthcare. As a result, we cannot quantify or predict what impact any changes might have on our product candidates.

Other legal, regulatory and commercial policy influences are subjecting our industry to significant changes, and we cannot predict what new regulations or policies will emerge from U.S. federal or state governments, international governments, or third-party payors. Government and commercial payors may, in the future, consider healthcare policies and proposals intended to curb rising healthcare costs, including those that could significantly affect reimbursement for healthcare products such as our product candidates. These policies have included, and may in the future include: basing reimbursement policies and rates on clinical outcomes, the comparative effectiveness, and costs, of different treatment technologies and modalities; imposing price controls and taxes on manufacturers; and other measures. Future significant changes in the healthcare systems in the United States or elsewhere could also have a negative impact on the demand for our current and future products.

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

Risks Related to Commercialization of Our Product Candidates

We currently have no marketing and sales organization. If we are unable to enter into agreements with third parties to market and sell our product candidates or establish sales and marketing capabilities, we may be unable to generate any product revenue.

We have no experience selling and marketing our product candidates, and we currently have no marketing or sales organization. To successfully commercialize any product candidates that may result from our development programs, we will need to develop these capabilities, either on our own or with others. Our primary strategy, assuming that our product candidates receive regulatory approval, is to utilize experienced third parties with technical expertise and support distribution and marketing capabilities to commercialize our product candidates in major markets. Alternatively, we will establish a sales and marketing organization independently, all of which will be expensive, difficult and time-consuming. Any failure or delay in entering into agreements with third parties to market and sell our product candidates or alternatively, in the development of our internal sales, marketing and distribution capabilities would adversely impact our ability to commercialize our product candidates and we may be unable to generate sufficient product revenue to sustain our business.

We may enter into collaborations with other entities to utilize their local marketing and distribution capabilities, but we may be unable to enter into such agreements on favorable terms, if at all. Further, given our lack of prior experience in marketing and selling pharmaceutical products, our initial estimate of the size of the required sales force may be materially more or less than the size of the sales force actually required to effectively commercialize our product candidates. As such, we may be required to hire sales representatives and third-party distributors to adequately support the commercialization of our product candidates, or we may incur excess costs if we hire more sales representatives than necessary. We may compete with companies that currently have extensive and well-funded marketing and sales operations. Without the support of a third party or an internal team to perform marketing and sales functions, we may be unable to compete successfully against these more established companies.

Our efforts to educate the medical community, including physicians, hospital pharmacists, hospital administrators, and third-party payors on the benefits of our product candidates may require significant resources and may never be successful. If any of our product candidates are approved but fail to achieve market acceptance among physicians, hospital pharmacists, hospital administrators, patients or third-party payors, we will not be able to generate significant revenues from such product, which could have a material adverse effect on our business, financial condition, results of operations and prospects.

Our dependence on collaboration agreements with third parties to market and sell our product candidates presents number of risks.

The risks that we face in connection with our existing collaboration with ADVANZ PHARMA Corp., or Advanz, as well as those that we may enter into in the future include, among others, the following:

●	we may be unable to reach mutually agreeable terms and conditions with respect to potential new collaborations;

●	we or our current and/or future collaborators may be unable to comply or fully comply with the obligations under collaboration agreements to which we are (or will become) a party, and as a result, we may not generate milestone payments or royalties from such agreements, and our ability to enter into additional agreements may be harmed;

●	collaborators generally have significant discretion in electing whether to pursue any of the planned activities and the manner in which it will be done, including the amount and nature of the resources to be devoted to the development and commercialization of our product candidates;

●	if our current and/or future collaborators breach or terminate an agreement with us, the commercialization of our product candidates could be adversely affected as we may not have sufficient financial or other resources or capabilities to successfully commercialize these product candidates on our own or find other partners or enforce our rights under breached or terminated agreement;

●	our current and/or future collaborators may require us changing or adopting the trial design to fit their business priorities, standards and other objectives;

●	changes in a collaborator’s business strategy may negatively affect its willingness or ability to complete its obligations under its arrangement or to continue with its collaboration with us;

●	our current and/or future collaborators may terminate the program or the agreement and then compete against us in the development or commercialization of similar product candidates;

●	disagreements between us and our current and/or future collaborators may lead to delays in, or termination of, the collaboration; or

●	our current and/or future collaborators may be acquired by, acquire, or merge with, another company, and the resulting entity may have different priorities or competitive products. If any of these risks should materialize, our business, financial condition and results of operations may be materially harmed.

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

Although we have increased the scale of our manufacturing process in order to produce sufficient quantities of D-PLEX100 for our planned clinical trials and at least the first 48 months following a commercial launch, if D-PLEX100 is approved, in the future we may need to increase the scale or capacity of our manufacturing process either at our facility or at third-party manufacturers, or both. We may not be successful in increasing the scale or capacity of our manufacturing process or producing sufficient quantities of D-PLEX100, due to several factors, including equipment malfunctions, facility contamination, technical process challenges, raw material shortages or contamination, natural disasters, disruption in utility services, human error or disruptions in the operations of our suppliers. Problems with the manufacturing process, even minor deviations from the normal process, could result in product defects or manufacturing failures that result in lot failures, product recalls, product liability claims or insufficient inventory. We may encounter problems achieving adequate quantities and quality of clinical- and commercial-grade materials that meet FDA, EMA or other applicable standards or specifications with consistent and acceptable production yields and costs.

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

We are a biopharmaceutical company. We have incurred operating losses each year since our inception, including operating losses of $33.0 million and $28.0 million for the years ended December 31, 2025 and 2024, respectively. As of December 31, 2025, we had an accumulated deficit of $301.5 million. We have devoted substantially all of our financial resources to designing and developing our PLEX product candidates, including conducting clinical trials and preclinical studies and providing general and administrative support for these operations. We expect that we will continue to incur expenses and operating losses for the foreseeable future as we continue clinical development of D-PLEX100 for the prevention of SSIs and develop other product candidates using our PLEX technology. Our ability to ultimately achieve revenues and profitability is dependent upon our ability to successfully complete the development of D-PLEX100 and any future product candidates, obtain necessary regulatory approvals for and successfully manufacture, market and commercialize our products.

We anticipate that we will continue to incur expenses based on a number of factors, including to the extent that we:

●	continue our clinical development of D-PLEX100;

●	seek regulatory and marketing approvals for any product candidates that successfully complete clinical trials;

●	build the necessary commercial, marketing and medical infrastructure in the United States to successfully launch any products;

●	advance our preclinical and research and development programs, including, without limitation, our OncoPLEX program;

●	identify, assess, acquire, license and/or develop other product candidates;

●	manufacture under cGMP, which is material for clinical trials or potential commercial sales, either at our manufacturing facility or through third-party contract manufacturers;

●	establish a sales, marketing and distribution infrastructure to commercialize any products for which we may obtain marketing approval;

●	hire personnel and invest in additional infrastructure to support our operations and expand our product development;

●	enter into agreements to license intellectual property from third parties;

●	develop, maintain, protect and expand our intellectual property portfolio; and

●	experience any delays or encounter issues with respect to any of the above, including, but not limited to, failed trials, complex results, safety issues or other regulatory challenges that require longer follow-up of existing clinical trials, additional major clinical trials or additional supportive studies in order to pursue marketing approval.

To date, we have financed our operations primarily through the sale of equity securities, loan facilities, royalty-bearing and non-royalty bearing grants that we received from the Israeli Innovation Authority, or the IIA, and non-royalty bearing grants under the European Commission’s Seventh Framework Program for Research, or the FP7. The amount of any future operating losses will depend, in part, on the rate of our future expenditures and our ability to obtain funding through equity or debt financings, strategic collaborations or grants. Even if we obtain regulatory approval to market one or more product candidates, our future revenue will depend upon the size of any markets in which such product candidates receive approval and our ability to achieve sufficient market acceptance, pricing, reimbursement from third-party payors for such product candidates. Further, the operating losses that we incur may fluctuate significantly from quarter to quarter and year to year, such that a period-to-period comparison of our results of operations may not be a good indication of our future performance. Other unanticipated costs may also arise.

We have never generated any revenue from product sales and may never be profitable.

We have no products approved for marketing in any jurisdiction and we have never generated any revenue from product sales. Our ability to generate revenue and achieve profitability depends on our ability, alone or with strategic collaboration partners, to successfully complete the development of, and obtain the regulatory and marketing approvals necessary to commercialize, D-PLEX100 or any future product candidates. We do not anticipate generating revenue from product sales for the foreseeable future. Our ability to generate future revenue from product sales will depend heavily on our ability to:

●	complete research and preclinical and clinical development of D-PLEX100 and any future product candidates in a timely and successful manner;

●	obtain regulatory and marketing approval for any product candidates for which we complete clinical trials, including, without limitation, with respect to safety and efficacy data;

●	maintain and enhance a commercially viable, sustainable, scalable, reproducible and transferable manufacturing process for D-PLEX100 and any future product candidates that is compliant with cGMP;

●	establish and maintain supply and, if applicable, manufacturing relationships with third parties that can provide, in both amount and quality, adequate products to support clinical development and the market demand for D-PLEX100 and any future product candidates, if and when approved;

●	launch and commercialize any product candidates for which we obtain regulatory and marketing approval, either with third party collaborators or distributors and/or directly by establishing our internal sales, marketing and distribution capabilities;

●	expose and educate physicians and other medical professionals to use our products;

●	obtain market acceptance, if and when approved, of D-PLEX100 and any future product candidates from the medical community and third-party payors;

●	ensure our product candidates are approved for reimbursement from governmental agencies, health care providers and insurers in jurisdictions where they have been approved for marketing;

●	address any competing technological and market developments that impact D-PLEX100 and any future product candidates or their prospective usage by medical professionals;

●	identify, assess, acquire and/or develop new product candidates;

●	negotiate favorable terms in any collaboration, licensing or other arrangements into which we may enter and perform our obligations under such collaborations;

●	maintain, protect and expand our portfolio of intellectual property rights, including patents, patent applications, trade secrets and know-how;

●	avoid and defend against third-party interference or infringement claims;

●	attract, hire and retain qualified personnel; and

●	locate and lease or acquire suitable facilities to support our clinical development, manufacturing facilities and commercial expansion.

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

The report of our independent registered public accounting firm on our audited consolidated financial statements for the period ended December 31, 2025, contains an explanatory paragraph regarding substantial doubt about our ability to continue as a going concern. Our consolidated financial statements do not include any adjustments that might result from the outcome of the uncertainty regarding our ability to continue as a going concern. This going concern opinion could materially limit our ability to raise additional funds through the issuance of equity or debt securities or otherwise. Further reports on our consolidated financial statements may include an explanatory paragraph with respect to our ability to continue as a going concern. Until we can generate significant recurring revenues, we expect to satisfy our future cash needs through debt or equity financing. We cannot be certain that additional funding will be available to us on acceptable terms, if at all. If funds are not available, we may be required to delay, reduce the scope of, or eliminate research or development plans for, or commercialization efforts with respect to our products. This may raise substantial doubts about our ability to continue as a going concern.

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

To date, we have financed our operations primarily through the sale of equity securities, convertible loans made by certain of our shareholders or other loan facilities, and royalty-bearing and non-royalty bearing grants that we received from the IIA and FP7. As of February 19, 2026, we had cash, cash equivalents and short-term deposits of $12.7 million. We will require significant additional financing to fund our operations. Our future funding requirements will depend on many factors, including but not limited to:

●	the progress, results and costs of our anticipated clinical trials of D-PLEX100 and any future product candidates;

●	the cost, timing and outcomes of regulatory review of D-PLEX100 and any future product candidates;

●	the costs of maintaining our own commercial-scale cGMP manufacturing facility, including costs related to obtaining and maintaining regulatory compliance, and/or engaging third-party manufacturers therefor;

●	the scope, progress, results and costs of product development, laboratory testing, manufacturing, preclinical development and clinical trials for any other product candidates that we may develop or otherwise obtain in the future;

●	the cost of our future activities, including establishing sales, marketing and distribution capabilities for any product candidates in any particular geography where we receive marketing approval for such product candidates;

●	the terms and timing of any collaborative, licensing and other arrangements that we may establish;

●	the costs of preparing, filing and prosecuting patent applications, maintaining and enforcing our intellectual property rights and defending intellectual property-related claims; and

●	the level of revenue, if any, received from commercial sales of any product candidates for which we receive marketing approval.

Identifying potential product candidates and conducting preclinical testing and clinical trials is a time-consuming, expensive and uncertain process that takes years to complete, and we may never generate the necessary data or results required to obtain marketing approval and achieve product sales. In addition, our product candidates, if and when approved, may not achieve commercial success. Our product revenues, if any, will be derived from or based on sales of product candidates that may not be commercially available for the foreseeable future, if at all. Accordingly, we will need to continue to rely on additional financing to achieve our business objectives. Any additional fundraising efforts may divert our management from their day-to-day activities, which may adversely affect our ability to develop and commercialize our product candidates.

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

We rely on third- party suppliers for certain raw materials necessary to manufacture our product candidates. Some of these raw materials are difficult to source. Because there are a limited number of suppliers for these raw materials, we may need to engage alternate suppliers to prevent a possible disruption of the manufacture of the materials necessary to produce our product candidates. In several cases, we rely on a sole provider, and there may be a need to identify additional providers in the future. We do not have any control over the availability of raw materials. If we or our manufacturers are unable to purchase these raw materials on acceptable terms, at sufficient quality levels, at acceptable prices or in adequate quantities, if at all, the development and commercialization of our product candidates or any future product candidates, would be delayed or there would be a shortage in supply, which would impair our ability to meet our development objectives for our product candidates or generate revenues from the sale of any approved products.

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

As of February 25, 2026, our portfolio of owned patents and patent applications consists of eight families that protect our technology, including 157 issued patents, including utility and composition of matter patents, one allowed patent application and 18 pending patent applications in the United States, Canada, China, Europe, Japan, Israel, the Eurasian Patent Organization, Hong-Kong, India, Mexico, New Zealand, the Philippines, Singapore, South Korea and Thailand. We cannot offer any assurances about which, if any, patents will issue, the breadth of any such patent or whether any issued patents will be found invalid and unenforceable or will be threatened by third parties. Any successful opposition to these patents or any other patents owned by or licensed to us after patent issuance could deprive us of rights necessary for the successful commercialization of any product candidates that we may develop. Further, if we encounter delays in regulatory approvals, the period of time during which we could market a product candidate under patent protection could be reduced.

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

On April 5, 2022, we entered into a secured loan agreement, or the Loan Agreement, for up to $15 million with Kreos Capital VI (Expert Fund) LP, or Kreos. For more information regarding the Loan Agreement please see “Item 5.B- Liquidity and Capital Resources”. Under the Loan Agreement, we granted Kreos a first priority fixed charge over all of our owned equipment and intellectual property, including without limitation, copyrights, patents, trademarks and trade names, as well as all shares we hold in PolyPid Inc. and PolyPid Pharma SRL. That means that our owned equipment, intellectual property assets and our ownership of the shares of PolyPid Inc. and PolyPid Pharma SRL are used as collateral for the loan. Additionally, PolyPid Inc. entered into a guaranty agreement with Kreos, all as security for monies borrowed by us under the Loan Agreement. Kreos may seize our owned equipment, intellectual property all shares we hold in PolyPid Inc. and PolyPid Pharma SRL if we fail to repay the loan, which could materially and adversely affect our operations.

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

Other than our headquarters and other operations which are located in Israel (as further described below), we currently have limited international operations, but our business strategy incorporates potentially significant international expansion, particularly in anticipation of approval of our product candidates. We plan to retain third-party distributors and conduct physician, infectious disease specialist, hospital pharmacist and patient association outreach activities, as well as clinical trials, outside of the United States, European Union and Israel. Doing business internationally involves a number of risks, including but not limited to:

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

As of February 25, 2026, our executive officers, directors and principal shareholders who own more than 5% of our outstanding Ordinary Shares, in the aggregate, beneficially own a substantial majority of our ordinary shares. As a result, if these shareholders were to act together, they would be able to exert significant influence over all matters submitted to our shareholders for approval (including a prospective acquisition or other change of control of our company), as well as our management and affairs.

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

Our status as a PFIC will depend on the nature and composition of our income and the nature, composition and value of our assets (which, assuming we are not a “controlled foreign corporation,” or a CFC, under Section 957(a) of the Internal Revenue Code of 1986, as amended, or the Code, for the year being tested, may be determined based on the fair market value of each asset, with the value of goodwill and going concern value determined in large part by reference to the market value of our Ordinary Shares, which may be volatile). Based upon the estimated value of our assets, including any goodwill, and the nature and estimated composition of our income and assets, we may be classified as a PFIC for the taxable year ended December 31, 2025, and in future taxable years. In particular, so long as we do not generate revenue from operations for any taxable year and do not receive any research and development grants, or even if we receive a research and development grant, if such grant does not constitute gross income for United States federal income tax purposes, we likely will be classified as a PFIC for such taxable year. Because the determination of whether we are a PFIC for any taxable year is a factual determination made annually after the end of each taxable year, there can be no assurance that we will not be considered a PFIC in any taxable year.

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

As a foreign private issuer, we are exempt from the rules and regulations under the Securities Exchange Act of 1934, or the Exchange Act, related to the furnishing and content of proxy statements, including the applicable compensation disclosure requirements. Nevertheless, pursuant to regulations promulgated under the Israeli Companies Law, 5759-1999, or the Israeli Companies Law, we are required to disclose the annual compensation of our five most highly compensated office holders on an individual basis. Such disclosure will not be as extensive as that required of a U.S. domestic issuer. Our officers, directors and principal shareholders are also exempt from the reporting (until March 18, 2026 for our officers and directors) and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we will not be required under the Exchange Act to file reports and financial statements with the SEC as frequently or as promptly as U.S. domestic companies whose securities are registered under the Exchange Act, and we will be exempt from filing quarterly reports with the SEC under the Exchange Act. Moreover, we will not be required to comply with Regulation FD, which restricts the selective disclosure of material information, although we intend to voluntarily adopt a corporate disclosure policy substantially similar to Regulation FD. These exemptions and leniencies will reduce the frequency and scope of information and protections to which you may otherwise have been eligible in relation to a U.S. domestic issuer.

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

Risks Related to Israeli Law and Our Operations in Israel

Potential political, economic and military instability in Israel, where our headquarters, members of our management team, our production facilities, and employees are located, may adversely affect our results of operations.

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

On October 7, 2023, an unprecedented attack was launched against Israel by terrorists from the Hamas terrorist organization that infiltrated Israel’s southern border from the Gaza Strip and in other areas within the state of Israel attacking civilians and military targets while simultaneously launching extensive rocket attacks on the Israeli population. In response, the Security Cabinet of the State of Israel declared war against Hamas. As of October 9, 2025, Israel and Hamas have entered into a ceasefire agreement intended to permanently end the war. However, there are no assurances that such an agreement will hold. The security situation in the region remains fluid and any renewed military actions, restrictions, or government-imposed measures could adversely affect our operations and financial condition. While none of our facilities or infrastructure have been damaged since the war with Hamas broke out on October 7, 2023, the import and export of goods may experience disruptions in and out of Israel as a result of military conflict. Such disruption could materially adversely affect our business, prospects, financial condition, and results of operations.

In April 2024 and October 2024, Iran launched direct attacks on Israel involving hundreds of drones and missiles and has threatened to continue to attack Israel. On June 13, 2025, in light of continued nuclear threats and intelligence assessments indicating imminent attacks, Israel launched a preemptive strike directly targeting military and nuclear infrastructure inside Iran aimed to disrupt Iran’s capacity to coordinate or launch further hostilities against Israel, as well as disrupt its nuclear program. On June 21, 2025, the United States military conducted targeted air strikes against three nuclear sites within Iran and on June 23, 2025 Iran retaliated against U.S. interests in the region.

On June 24, 2025, a ceasefire was implemented between Iran and Israel and, as of July 1, 2025, still remains in place. Nonetheless, hostilities between Iran and Israel and the United States may resume in the near future, which could create significant volatility in the global economy as well as disruptions to global supply chains.

Further, many Israeli citizens are obligated to perform several days, and in some cases, more, of annual military reserve duty each year until they reach the age of 40 (or older for certain reservists). In response to increases in terrorist and military activity hostile to Israel, there have been periods of significant call-ups of military reservists to active duty. As of February 25, 2026, none of our employees was deployed for reserve military service.

In addition, several countries, principally in the Middle East, restrict doing business with Israel, and additional countries may impose restrictions on doing business with Israel and Israeli companies whether as a result of hostilities in the region or otherwise. The restrictive laws, policies, or practices directed towards Israel or Israeli businesses could, individually or in the aggregate, have a material adverse effect on our business in the future, for example by way of sales opportunities that we could not pursue or from which we will be precluded. In addition, should the movement for boycotting, divesting, and sanctioning Israel and Israeli institutions (including universities) and products become increasingly influential in the United States and Europe, this may also adversely affect our business and financial condition. Further deterioration of Israel’s relations with the Palestinian Authority or countries in the Middle East could expand the disruption of international trading activities in Israel, may materially and negatively affect our business conditions, could harm our results of operations, and adversely affect the market price of our Ordinary Shares.

Furthermore, the Israeli government is currently pursuing extensive changes to Israel’s judicial system, which have sparked extensive political debate. In response to the foregoing developments, a series of civil unrests and demonstrations throughout Israel took place. Additionally, individuals, organizations, and institutions, both within and outside of Israel, have voiced concerns that the proposed changes may negatively impact the business environment in Israel including due to reluctance of foreign investors to invest or conduct business in Israel, as well as to increased currency fluctuations, downgrades in credit rating, increased interest rates, increased volatility in securities markets, and other changes in macroeconomic conditions. Such proposed changes may also adversely affect the labor market in Israel or lead to political instability or civil unrest. To the extent that any of these negative developments do occur, they may have an adverse effect on our business, our results of operations and our ability to raise additional funds, if deemed necessary by our management and board of directors

Our operations are subject to currency and interest rate fluctuations.

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

Our research and development efforts have been financed in part through royalty-bearing and non-royalty-bearing grants in an aggregate amount of $6.6 million that we received from the IIA as of February 25, 2026. The last IIA approved research and development grants ended on November 30, 2022. With respect to the royalty-bearing grants we are committed to pay royalties at a rate of 3.0% on sales proceeds from our products that were developed under IIA programs up to the total amount of grants received, linked to the U.S. dollar and bearing interest. With respect to IIA grants approved by the IIA prior to January 1, 2024 but which are outstanding thereafter, as of January 1, 2024 the annual interest is calculated at a rate based on 12-month SOFR, as published by the CME Group or any authorized body of the Federal Reserve on the first trading day of each year or at an alternative rate published by the Bank of Israel plus 0.71513%; and, for grants approved on or following January 1, 2024 the annual interest shall be the higher of (i) the 12 months SOFR interest rate, plus 1%, or (ii) a fixed annual interest rate of 4%.

As of December 31, 2025, our contingent liabilities regarding IIA grants received by us were in an aggregate amount of $5.5 million. We are further required to comply with the requirements of the Israeli Encouragement of Industrial Research, Development and Technological Innovation Law, 5744-1984, as amended, and related regulations, or the Research Law, with respect to those past grants. When a company develops know-how, technology or products using IIA grants, the terms of these grants and the Research Law restrict the transfer or license of such know-how, and the transfer of manufacturing or manufacturing rights of such products, technologies or know-how outside of Israel, without the prior approval of the IIA. Therefore, the discretionary approval of an IIA committee would be required for any transfer or license to third parties inside or outside of Israel of know how or for the transfer outside of Israel of manufacturing or manufacturing rights related to those aspects of such technologies. We may not receive those approvals. Furthermore, the IIA may impose certain conditions on any arrangement under which it permits us to transfer technology or development.

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

The trading price of our Ordinary Shares is likely to be volatile. The stock market in general, and the market for pharmaceutical companies in particular, has experienced extreme volatility that has often been unrelated to the operating performance of particular companies, which has resulted in decreased stock prices for many companies notwithstanding the lack of a fundamental change in their underlying business models or prospects. Broad market and industry factors may negatively affect the market price of our Ordinary Shares, regardless of our actual operating performance. As a result of this volatility, you may not be able to sell your Ordinary Shares at or above the price you paid. The following factors, in addition to other risk factors described in this section, may have a significant impact on the market price of our Ordinary Shares:

●	announcements of regulatory approvals or the failure to obtain them, or specific label indications or patient populations for their use, or changes or delays in the regulatory review process;

●	inability to enter into agreements with third parties to market and sell our product candidates or establish sales and marketing capabilities;

●	inability to obtain the approvals necessary to commence further clinical trials;

●	unsatisfactory results of clinical trials, whether final or interim;

●	announcements of therapeutic innovations or new products by us or our competitors;

●	adverse actions taken by regulatory agencies with respect to our clinical trials, manufacturing supply chain or sales and marketing activities;

●	changes or developments in laws or regulations applicable to any candidate product in any of our platforms;

●	changes in the structure of healthcare payment systems;

●	any adverse changes to our relationship with manufacturers or suppliers, especially manufacturers of candidate products;

●	any intellectual property infringement actions in which we may become involved;

●	announcements concerning our competitors or the pharmaceutical industry in general;

●	achievement of expected product sales and profitability or our failure to meet expectations;

●	our commencement of, or involvement in, litigation;

●	any major changes in our Board of Directors or management;

●

general market, political, and economic conditions in the countries in which we operate including those related to recent unrest and actual or potential armed conflict in Israel and other parts of the Middle East;

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

Our independent registered public accounting firm was not engaged to perform an audit of our internal control over financial reporting, and as long as we remain a non-accelerated filer, as such term is defined in the Exchange Act, we will be exempt from the requirement to have an independent registered public accounting firm perform such audit. Accordingly, no such opinion was expressed or will be expressed any during any such period. If we become an accelerated filer, our independent registered public accounting firm will be required to attest to our management’s annual assessment of the effectiveness of our internal controls over financial reporting, which will entail additional costs and expenses.

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

In 2025, 2024 and 2023, our capital expenditures amounted to $0.5 million, $0.1 million and $0.2 million, respectively. Our current capital expenditures are primarily for manufacturing facility and equipment, computers, software, research and development equipment and office improvements substantially all in Israel, and we expect to finance these expenditures primarily from cash on hand.

The SEC maintains an internet site, http://www.sec.gov that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC. Our internet address is www.polypid.com. The information on that website is not part of this Annual Report and is not incorporated by reference herein.

B. Business Overview.

We are an innovative biopharmaceutical company dedicated to improving patient outcomes by elevating treatment effectiveness, right where care begins. We develop long-acting, controlled-release medicines that deliver therapy precisely at the site of care, addressing critical unmet medical needs. Our diverse pipeline spans surgical care, metabolic diseases, and beyond. Our lead product candidate, D-PLEX100, pairs our novel proprietary PLEX technology with doxycycline, a broad spectrum and FDA-approved antibiotic. D-PLEX100 is administered directly into the surgical site during surgery, and provides a prolonged and continuous release of high local concentration of doxycycline for a period of 30 days for the prevention of SSIs. In June 2025, we announced positive topline results from our pivotal SHIELD II Phase 3 study of D-PLEX100 for the prevention of SSIs in patients undergoing abdominal colorectal surgery with large incisions, with D-PLEX100 successfully meeting the primary and all key secondary endpoints of the study. Infections resulting from surgery can be fatal and create a significant public health burden despite the extensive use of systemically administered antibiotics both pre- and post-operatively and other measures taken to reduce infection risk in the intra-operative setting.

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

In June 2025, we announced positive topline results from our pivotal SHIELD II Phase 3 trial of D-PLEX100 for the prevention of SSIs in patients undergoing abdominal colorectal surgery with large incisions.

The primary efficacy endpoint of the study was successfully met, with a significantly lower proportion of primary endpoint events among patients who received D-PLEX100 plus SoC (n=405; 10.9%), compared to SoC alone (n=393; 18.1%), representing a 40% reduction (p<0.005). The primary endpoint is the combination of deep and superficial SSIs, all-cause mortality and surgical reinterventions at the same incision of the original index surgery. SHIELD II also successfully met all three key secondary endpoints of the study. The first key secondary endpoint was met, with a 60% reduction in deep and superficial SSI rates among patients who received D-PLEX100 plus SoC (3.8%) compared to those who received SoC alone (9.5%) (p<0.005).

SHIELD II trial revealed a good safety profile with no difference in serious treatment-emergent adverse events between patients treated with D-PLEX₁₀₀ arm versus standard of care arm.

On December 3, 2025, we announced positive FDA pre-NDA meeting minutes for D-PLEX₁₀₀ supporting an NDA submission. We expect to submit an NDA on a rolling basis beginning by the end of the first quarter of 2026, leveraging our Fast Track and Breakthrough Therapy designations.

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

In September 2022, we received confirmation from the EMA which was reconfirmed in December 2025, that D-PLEX100 is eligible for submission of a MAA in the EU under the EMA’s centralized procedure. The centralized process eligibility is granted to D-PLEX100 under the Therapeutic Innovation criteria which underscores that D-PLEX100 potentially provides a new alternative to patients in preventing post abdominal SSIs. We expect to submit an MAA in the E.U. shortly after NDA submission to the FDA.

In addition to our lead program D-PLEX100, our pipeline includes early-stage programs. In July 2025, we unveiled our long-acting GLP-1 receptor agonists (glucagon-like peptide-1 RA) delivery platform which aims to subcutaneously release GLP-1 RA for approximately 60 days, significantly longer than current weekly injection regimens. The platform enables linear drug release, potentially overcoming the burst release observed with currently marketed weekly formulations, and provides a foundation that can potentially be expanded beyond GLP-1 to support the development of additional metabolic health therapies.

OncoPLEX, PolyPid’s lead intra-tumoral cancer therapy drug candidate, can potentially provide controlled local exposure to docetaxel, one of the most widely used chemotherapy agents, directly at the tumor site for several weeks to potentially reduce local tumor reoccurrence, the potential spreading of cancer cells, and ultimately improve the overall survival rate of cancer patients. OncoPLEX has been evaluated successfully in 9 various animal tumor models, both as adjuvant and neoadjuvant, including murine colon carcinoma, melanoma and glioblastoma animal models. In November 2021, a successful Pre-IND meeting with the FDA supported a Phase 1/2 clinical trial of OncoPLEX as a potential part of first-line combination therapy for patients newly diagnosed with GBM.

In December 2024, we announced a new research and development collaboration with ImmunoGenesis, Inc., or ImmunoGenesis, a Houston-based clinical-stage biotechnology company to develop novel formulations combining our experience with our proprietary PLEX Technology and ImmunoGenesis’ potent STimulator of INterferon Genes, or STING, agonist drug candidate to potentially enhance intratumoral treatment for solid tumors.

We intend to further expand research collaborations with biopharmaceutical and biotech companies leveraging our PLEX Technology. SHIELD II pharmacokinetic data validated the PLEX technology platform in large clinical trials, providing local and controlled release of drug molecules directly at the disease target organ over a pre-determined period of time. PLEX can be paired with a wide variety of marketed drugs or product candidates, including small molecules, peptides, antibodies and nucleic acid-based drugs. We intend to further engage in discussions with leading biopharmaceutical companies regarding licensing our PLEX technology for potential application in various therapeutic areas.

We recently unveiled our Kynatrix™ technology. Over the past years, we have significantly expanded our drug delivery capabilities beyond the original PLEX technology. These advancements include the ability to support new therapeutic areas and delivery approaches, with the first test case being our expansion into metabolic diseases through an ultra long-acting GLP-1 receptor agonist program. These advancements have generated additional intellectual property beyond PLEX and are now unified under the newly introduced Kynatrix™ technology.

Our Pipeline

As of February 25, 2026, we have 157 issued patents, including utility and composition of matter patents, one allowed patent application and 18 pending patent applications in the United States, Australia, Brazil, Canada, China, Europe, Hong-Kong, Israel, Japan, Mexico, New Zealand, Singapore, South Korea and Thailand. Our issued patents expire between 2029 and 2035.

State-of-the-Art Manufacturing Facility

We currently lease approximately 22,000 square foot, state-of-the-art, sterile manufacturing facility in Israel to enhance supply chain control, increase our supply capacity and meet clinical demand for our future clinical trials of D-PLEX100, as well as for initial commercial demand if D-PLEX100 is approved and for manufacturing additional potential future PLEX products. The facility is designed to comply with the FDA’s cGMP regulations and EMA regulations. In 2019, the facility was cGMP certified by the IMOH and inspected by an EU-qualified person, enabling cGMP manufacturing of D-PLEX100 for our ongoing and planned clinical trials of D-PLEX100 as well as for future commercial products. The manufacturing process was scaled up to increase our commercial supply capacity to meet the expected market demand for at least 48 months from product launch. In September 2023, the IMOH completed a GMP audit of our manufacturing facility without any critical or major findings and in September 2025, we announced the successful completion of an additional GMP audit by the IMOH. The audits were conducted as part of IMOH’s routine evaluation of our manufacturing process for D-PLEX100. The audits concluded that our manufacturing facility, process and quality system conform to the requirements of cGMP for medicinal products. These audits are also valid for Europe under the provisions of the ACAA between the EU and Israel.

Our Strategy

Our goal is to leverage our Kynatrix technology to develop and commercialize a pipeline of potentially transformative therapies for the local and prolonged delivery of drugs to address diseases with high unmet medical needs. The key elements of our strategy are as follows:

●	Successfully complete clinical development of D-PLEX100 for the prevention of SSIs. On June 2025 we announced positive topline results from our pivotal SHIELD II Phase 3 trial of D-PLEX100 for the prevention of SSIs in patients undergoing abdominal colorectal surgery with large incisions. . We intend to obtain an NDA approval for D-PLEX100 and pursue a broad label for D-PLEX100 for the prevention of SSIs, the scope of which will depend on the clinical data generated from our clinical trials and discussions with the FDA and the EMA.

●	Pursue expedited regulatory pathways for our product candidates. We are pursuing expedited pathways to approval for our portfolio of product candidates. PLEX is paired with unmodified FDA- and/or EMA-approved drugs with established clinical safety, efficacy and tolerability. Additionally, the polymers and lipids that we use in PLEX have been used in other medical products that have been approved by the FDA and/or the EMA. Accordingly, we are pursuing and will pursue expedited clinical development and make regulatory submissions for our product candidates, including D-PLEX100, that allow us to rely in part on previous findings of safety and efficacy for the API, including the Section 505(b)(2) approval pathway in the United States and the comparable hybrid application pathway in the EU. Further, D-PLEX100 has received three QIDP designations from the FDA for the prevention of post-abdominal surgery incisional infection, for the prevention of sternal wound infection post-cardiac surgery and for prevention of post-colorectal SSIs, which will provide an increased level of communication with the FDA during the development process. We also received the FDA’s Fast Track Designation for D-PLEX100 for topical use for the prevention of post-cardiac surgery sternal infections in November 2018, in July 2020 for the prevention of post abdominal surgery incisional infections and in September 2021 for prevention of post-colorectal SSIs, which could potentially expedite the FDA’s review of our NDA. We obtained breakthrough therapy designation in November 2020 for D-PLEX100 for the prevention of SSIs in patients undergoing elective colorectal surgery.

●	Execute on our go-to-market commercial strategy. If approved, we intend to launch D-PLEX100 worldwide through commercial partnerships. We believe that partnering with leading pharmaceutical companies focusing on hospital business will be instrumental to maximize our commercial success and launch of any approved products. In the United States, we believe that the cost-effectiveness and potential clinical benefits of D-PLEX100 will support its commercial launch under existing Medicare rates given the associated morbidity and cost burden of SSIs and the associated penalties imposed on hospital reimbursement from the CMS. In addition, we believe that there may be opportunities for reimbursement for D-PLEX100 under CMS’s New Technology Add-on Payment, or NTAP, program.

●	Expand our product pipeline for additional indications using our PLEX technology. In addition to the development of D-PLEX100 for the prevention of SSIs, PLEX has the potential for the prevention or treatment of other important, localized medical conditions. We intend to maximize the commercial potential of PLEX by exploring these additional indications, either independently or through collaborations with other biopharmaceutical companies. Our PLEX technology can be paired with a wide variety of marketed drugs or product candidates, including small molecules, peptides, antibodies and nucleic acid-based drugs. For example, in July 2025 we unveiled our long-acting GLP-1 receptor agonists (glucagon-like peptide-1 RA) delivery platform which aims to subcutaneously release GLP-1 RA for approximately 60 days, significantly longer than current weekly injection regimens, for improved patient compliance and enhanced therapeutic outcomes in the rapidly growing obesity and diabetes market.

●	Pursue research collaborations with biopharmaceutical and biotech companies. We believe that our PLEX technology can be paired with a wide variety of marketed drugs or product candidates, including small molecules, peptides, antibodies and nucleic acid-based drugs. Many leading biopharmaceutical and biotech companies have marketed drugs or product candidates in development that have limited efficacy or safety due to systemic delivery and owing to potentially poor drug penetration from the blood stream into the needed organ or other target tissues, or viability for systemic administration due to instability, toxicity and cost. Pairing these drugs or product candidates with PLEX has the potential to address these limitations and potentially extend the drug’s clinical benefit and lifecycle before and after patent expiration. For example, in December 2024 we announced a new research and development collaboration with ImmunoGenesis. The collaboration focuses on the development of novel formulations utilizing our experience with our proprietary PLEX Technology and ImmunoGenesis’ potent STING agonist drug candidate to potentially enhance treatment for solid tumors. The collaboration aims to address challenges of potent STING agonists which are susceptible to rapid clearance when administered intratumorally, limiting the exposure time within the tumor microenvironment for effective anti-tumor activity.

●	Build a fully integrated biopharmaceutical company utilizing our manufacturing facility. Our state-of-the-art, sterile manufacturing facility is cGMP certified by the IMOH and inspected by a European Union-qualified person, enabling cGMP manufacturing of D-PLEX100 for our future clinical trials as well as for initial commercial demand if D-PLEX100 is approved and for manufacturing additional potential future PLEX products. Our manufacturing facility will serve to enhance supply chain processes, increase our supply capacity and meet clinical demand for our future clinical trials of D-PLEX100. We estimate that our facility will meet commercial demand for at least the first 48 months following a commercial launch of D-PLEX100, if approved. We intend to use this capacity as the basis to build a fully integrated biopharmaceutical company, supported by our in-house research and development and regulatory team and our anticipated commercial infrastructure. If necessary to meet further commercial demand in the future, we may expand our manufacturing capabilities or employ third-party contract manufacturing organizations.

The Problem: Limitations to Current Drug Delivery Systems

The systemic administration of drugs may have significant disadvantages for the treatment of localized medical conditions in the body, including limited efficacy due to poor penetration from the blood stream into the treated organ or other target tissues and challenges related to sensitivity to blood factors. These limitations are especially challenging for the prevention of SSIs during surgeries, as the surgical incision itself creates an interruption of the blood stream and therefore limits the local concentration of administered prophylactic systemic antibiotic into the surgical site. This limited efficacy often results in the need to use a significantly higher quantity of drugs over a prolonged period of time, which can result in substantial side effects. Additionally, systemic administration can be associated with complexities of drug-drug interactions in the context of polypharmacy for patients with comorbid conditions. In the case of antibiotics, systemic administration results in challenges related to the emergence of antibiotic resistance.

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

Existing localized treatments, including extended release formulations based on polymer-only or lipid-only technologies, such as liposomal-based technologies, frequently suffer from one or more of the following limitations:

●	Short release periods. An effective regimen to treat serious localized medical conditions, including infections, often needs to span weeks. For example, in the case of post-operative wound management, bacteria have the potential to proliferate in the wound, where blood supply is restricted. Most local delivery systems are able to generate sustained, local concentrations that are effective for only up to several days; however, the post-operative recovery phase may span for a longer period of time.

●	Lack of controlled drug release rates- initial spike. For a localized delivery system to be effective, it must deliver a non-toxic but adequate and constant dosage of the API to the target site throughout the release period. Current systems, often based only on polymers or only on lipids, have limited ability to control drug release rates. As a result, these systems often release the drug with an initial high burst manner, followed by a rapid decline in the release rate, ultimately generating low local drug concentration. This drug release profile is both less effective than a steadier more controlled delivery approach and may cause safety issues.

●	Active drug degradation. Drugs often need to be isolated from body fluids to prevent rapid degradation and chemical changes to the underlying drug. In order to effectively administer such drugs locally over prolonged periods, the implanted drug reservoir needs to be protected until released, ideally in a non-hydrating form.

●	Susceptibility to drug migration. Locally administered drugs reservoirs are more effective when they are anchored at the treatment site and unable to move or migrate in the body after application. Many localized delivery systems are susceptible to migration away from the treatment site after application.

●	Potential chemical modifications to underlying drug. Currently developed localized delivery systems can modify or form chemical bonds with the underlying drug, which may alter its mechanism of action, potentially impeding the regulatory process for approval and making development longer and more expensive.

●	Limited application to different drug types. Many localized delivery systems are suited only to a particular drug, or class of drugs, and are therefore limited in their broader clinical scope.

●	Difficult to use. Localized delivery systems may require extensive training in their application and are difficult to use. Improper use can adversely affect the therapeutic benefit and physician acceptance of the product.

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

Drug molecules are embedded within the alternating polymer-lipid layers.	Body moisture activates the platform, triggering controlled surface degradation of the polymer-lipid matrix and constant, linear drug release.	Release is sustained and customizable for days to weeks.

We believe PLEX has a number of key design benefits:

●	Constant, predetermined drug release rates over prolonged periods. PLEX enables the pre-designed constant local release of active medication over a customizable, predetermined period to optimize the drug’s clinical impact. This localized, targeted delivery is designed to generate effective and non-toxic concentration of the medications to reach clinical benefits not attainable by the systemic route. The release rate and period can be customized to range from a few days to several months based on the number of layers and their disintegration rate.

●	Direct access to, and penetration of, difficult-to-reach tissue. Application of our PLEX product candidates may provide long lasting treatment even in challenging medical conditions or in tissues that are not easily or safely accessible using systemic or topical modalities. This includes surgical sites or other tissues with limited or interrupted blood supply.

●	Anchored to the treatment site. Due to their particle mass, our product PLEX based candidates remain anchored at the intended treatment site and have not been observed to move or migrate once applied.

●	Potential for improved drug safety profile. Our PLEX product candidates use only a fraction of the drug required in systemic administrations of currently marketed therapies. Furthermore, the drugs in PLEX based products are physically embedded to minimize their exposure to body fluids. Through controlled release, PLEX is designed to generate local drug concentrations that are therapeutically effective but not toxic.

●	No chemical modification required to the embedded drug. PLEX embedding does not require any chemical modifications to the drug, which we believe will streamline our development process by allowing us to rely in part on prior studies of safety and efficacy and maintain the already proven mechanism of action.

●	Biocompatible. The PLEX matrix gradually disintegrates in the body at predetermined rates, eliminating the need for additional medical procedures to remove the medication reservoir once depleted.

●	Easy to use. D-PLEX100 is supplied as a sterile powder that can be administered locally as a powder or paste during surgery directly to a variety of tissues and solid organs, as illustrated below. No additional training is required for the surgeon or medical provider.

●	Broad potential applicability. Because PLEX is designed to be agnostic to the nature and size of the underlying drug, and no chemical bonds develop between the embedded medication and the PLEX components, we believe PLEX can be used for the improvement of a wide variety of medicines, including small molecules, peptides, proteins and nucleic acids-based drugs. In our research and development programs, we have paired PLEX with small molecules, proteins, antibodies, peptides and nucleic acids-based drugs.

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

Benefits of D-PLEX for the Prevention of SSIs

D-PLEX100 was specifically designed to overcome the limitations of systemic antibiotic prophylaxis. Surgical incisions disrupt blood flow, preventing systemically administered antibiotics from achieving effective concentrations at the surgical site. D-PLEX100 bypasses this limitation by delivering broad spectrum antibiotic protection directly where care begins.

Indeed, by combining PLEX with doxycycline, an FDA-approved antibiotic with over 50 years of safe global use and inclusion on the WHO Essential Medicines List, D-PLEX100 provides continuous, controlled antibiotic release for 30 days, covering the full recovery risk period, and has the potential to overcome the limitations of systemic antibiotic prophylaxis and deliver significant advantages in the prevention of SSIs.

In the SHIELD II trial, D-PLEX100 successfully reduced by 60% both deep and superficial SSI compared to SoC alone. By preventing infections before they take hold and reducing their severity when they do D-PLEX100 potentially removes one of the most significant barriers to surgical recovery. The result is fewer complications, fewer hospitalization days, fewer readmissions and potentially faster, more predictable recovery. D-PLEX100 empowers surgeons, liberates patients from preventable setbacks, and can potentially deliver meaningful efficiency gains across healthcare systems.

D-PLEX100 does not replace the standard of care it elevates it. By adding a focused, localized layer of protection at the incision site, D-PLEX100 complements systemic antibiotics and closes a critical gap in SSI prevention.

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

Despite the high incidence of SSIs, a large proportion of SSIs are estimated to be preventable with the use of evidence-based measures. Still, the prevention of SSIs is complex and requires the implementation of a large range of prevention and treatment approaches before, during and after surgery, which renders it difficult to apply in practice. Most significantly, the CDC, WHO and other health organizations recommend the use of prophylactic systemic antibiotics prior to surgery to help prevent SSIs; however, SSIs remain a substantial cause of morbidity, prolonged hospitalization, and mortality. Prophylactic systemic antibiotics also comes with the risk of further development of antibiotic-resistant bacteria. Prophylactic systemic antibiotics may provide adequate serum and tissue concentrations to protect from microbial contamination during the intraoperative period but have limited local bioavailability at the target tissue after the skin incision is closed. Attempts to prolong systemic antibiotic exposure after surgical closure via repeated dosing are ineffective and have been associated with increased adverse events. This is likely due to a combination of vasoconstriction, thrombosis, and the inflammatory response at the wound site, which altogether lead to wound tissue isolation from the vascular system and render additional systemic antibiotics ineffective. An alternative approach may be administering antibiotics locally, which can be released directly at the surgical site for a prolonged period, just before incision closure in the operating room.

Health Economic Benefits of D-PLEX100

We believe that D-PLEX100, if approved, may provide significant health economic benefits that play an important role in formulary decision making. Members of our management team have experience in applying health economic outcomes research to support the launch of successful commercial products. The goal is to work directly with hospital customers, group purchasing organizations, integrated health networks, third-party payors, quality improvement organizations and key opinion leaders in the field of SSI prevention to deliver data showing the potential for demonstrable pharmacoeconomic benefits from the use of D-PLEX100, if approved.

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

Our SHIELD II phase 3 trial evaluated health economic outcomes in order to generate further evidence to potentially support approval by the FDA and EMA and, if D-PLEX100 is approved, broad adoption among healthcare providers and third-party payors. We intend to further support any such data with publications and post-marketing studies.

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

Clinical Development of D-PLEX100

Key Completed Clinical Trials of D-PLEX100 for the Prevention of SSIs in Abdominal Surgery

Positive Topline Results from Pivotal SHIELD II Phase 3 Trial of D-PLEX100 for the Prevention of SSIs in Patients Undergoing Abdominal Colorectal Surgery with Large Incisions

In June 2025, we announced positive topline results from our pivotal SHIELD II Phase 3 trial of D-PLEX100 for the prevention of SSIs in patients undergoing abdominal colorectal surgery with large incisions.

Key findings from SHIELD II study include:

●	The primary efficacy endpoint of the study was successfully met, with a significantly lower proportion of primary endpoint events among patients who received D-PLEX100 plus SoC (n=405; 10.9%), compared to SoC alone (n=393; 18.1%), representing a 40% reduction (p<0.005). The primary endpoint is the combination of deep and superficial SSIs, all-cause mortality and surgical reinterventions at the same incision of the original index surgery.

●	SHIELD II included three key secondary endpoints:

o	The first key secondary endpoint was met, with a 60% reduction in deep and superficial SSI rates among patients who received D-PLEX100 plus SoC (3.8%) compared to those who received SoC alone (9.5%) (p<0.005), including a significant reduction in deep SSIs.

o	The second key secondary endpoint showed statistical significance in favor of D-PLEX100 plus SoC over SoC alone (p<0.005). This efficacy endpoint combined SSI, mortality and reintervention as evaluated in the primary endpoint. This endpoint was assessed in the overall study population of 975 patients with an incision ≥7 cm, including laparoscopic surgery patients enrolled prior to the 2023 trial protocol change.

o	The third key secondary endpoint was met with a 62% reduction of patients with an ASEPSIS[1] score >20 in D-PLEX100 plus SoC arm compared to SoC alone arm (p<0.05). The ASEPSIS score is a clinical tool used to objectively assess surgical wound infections.

SHIELD II trial revealed a good safety profile with no difference in serious treatment-emergent adverse events between patients treated with D-PLEX₁₀₀ arm versus standard of care arm.

Image: SHIELD II Results

Future Development

Our PLEX platform technology may have broad applications for other localized medical conditions other than the prevention of SSIs. We have conducted research and development for our PLEX platform in a variety of potential indications, including for the treatment of infection, cancer, inflammation and pain. For example, in July 2025 we unveiled our long-acting GLP-1 receptor agonists (glucagon-like peptide-1 RA) delivery platform which aims to subcutaneously release GLP-1 RA for approximately 60 days, significantly longer than current weekly injection regimens. The platform releases GLP-1 in a linear way, potentially overcoming the burst release seen with the current weekly delivered molecules.

Our pipeline includes an early-stage oncology program, OncoPLEX, our lead intra-tumoral cancer therapy drug candidate which can potentially provide controlled local exposure to docetaxel, one of the most widely used chemotherapy agents, directly at the tumor site for several weeks to potentially reduce local tumor reoccurrence, the potential spreading of cancer cells, and ultimately improve the overall survival rate of cancer patients. OncoPLEX has been evaluated successfully in nine various animal tumor models, both as adjuvant and neoadjuvant, including murine colon carcinoma, melanoma and glioblastoma animal models.

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

Regulatory Developments

On December 3, 2025, we announced positive FDA pre-NDA meeting minutes for D-PLEX₁₀₀ supporting an NDA submission. We expect to submit an NDA on a rolling basis beginning by the end of the first quarter of 2026 leveraging our Fast Track and Breakthrough Therapy designations.

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

In September 2022, we received confirmation from the EMA which was reconfirmed in December 2025, that D-PLEX100 is eligible for submission of a MAA in the EU under the EMA’s centralized procedure. The centralized process eligibility is granted to D-PLEX100 under the Therapeutic Innovation criteria which underscores that D-PLEX100 potentially provides a new alternative to patients in preventing post abdominal SSIs.

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

The current SoC for preventing SSIs involves the implementation of a range of treatment and prevention measures before, during and after surgery, including prophylactic antibiotic administration, antiseptic measures and wound care. We anticipate that D-PLEX100, if approved, could be used as a complementary part of many surgical protocols, rather than competitive, in addition to the current SoC for the prevention of SSIs. In addition, we are aware of other approved treatments that can be applied locally during or after surgery for the prevention of SSIs, including triclosan-coated antiseptic sutures, negative wound pressure therapy, the CleanCision wound retraction and protection system and a resorbable gentamicin-collagen sponge, which is approved in the EU and Canada. In orthopedic surgeries, we are aware of approved treatments for localized SSI prevention that pair bone cement or bone graft substitutes premixed with an antibiotic as developed by companies such as BoneSupport AB (STO: BONEX).

Manufacturing

Our PLEX product candidates are manufactured using a scalable self-assembly process with well-defined operations. This highly specialized and precisely controlled process enables us to manufacture product candidates consistently and efficiently for clinical and commercial applications. We have constructed a state-of-the-art, sterile manufacturing facility that is designed to be cGMP compliant for the production of our product candidates adjacent to our administrative headquarters in Petach Tikva, Israel. The manufacturing facility is cGMP certified by the IMOH and inspected by a European Union-qualified person, enabling cGMP manufacturing of D-PLEX100 for our future clinical trials of D-PLEX100 as well as for initial commercial demand if D-PLEX100 is approved.

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

In September 2023, the IMOH completed a GMP audit of our manufacturing facility without any critical or major findings and in September 2025, we announced the successful completion of an additional GMP audit by the IMOH. The audits were conducted as part of IMOH’s routine evaluation of our manufacturing process for D-PLEX100. The audits concluded that our manufacturing facility, process and quality system conform to the requirements of cGMP for medicinal products. These audits are also valid for Europe under the provisions of the ACAA between the EU and Israel.

Additionally, we rely on third parties as needed for the supply of certain raw materials necessary to manufacture our product candidates.

Marketing, Sales and Distribution

Given our current stage of development, we have limited internal marketing, sales and distribution capabilities. We have established a wholly-owned United States subsidiary, PolyPid Inc., a Delaware corporation with an office in New Jersey, to support our potential commercialization and business development efforts in the United States and our clinical development program. If approved, we intend to launch D-PLEX100, and other future product candidates worldwide through commercial partnerships, as we did with the agreement signed with Advanz in August 2022 for the exclusive license, distribution and supply of D-PLEX100 in the EEA and the United Kingdom, as elaborated below. We believe that partnering with leading pharmaceutical companies focusing on hospital business, with U.S. as a priority, will be instrumental to maximize our commercial success and launch of D-PLEX100. In the United States, we believe that the cost-effectiveness and potential clinical benefits of D-PLEX100 will support its commercial launch under existing Medicare rates given the associated morbidity and cost burden of SSIs and the associated penalties imposed on hospital reimbursement from the CMS. In addition, we believe that there may be opportunities for reimbursement for D-PLEX100 under CMS’s New Technology Add-on Payment program.

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

Intellectual Property

Our patent estate includes patents and patent applications with claims directed to our PLEX technology platform, D-PLEX100 product candidate and claims for potential future product candidates. As of February 25, 2026, our patent estate includes 157 issued patents, including utility and composition of matter patents, one allowed patent application and 18 pending patent applications for our product candidates and methods of treatment.

Our patents and patent applications primarily relate to a polymer-lipid-based platform for sustained release of an active pharmaceutical agent at a target site. We have 36 issued patents in various countries worldwide related to compositions for sustained release of an API, including a lipid-saturated matrix formed from a biodegradable polymer, as well as methods for producing such compositions and methods of treatment through the use of such compositions. We also have 18 issued patents in various countries worldwide related to compositions for sustained release of an API including a lipid-saturated matrix formed from a non-biodegradable polymer, as well as methods for producing such compositions and methods of treatment through the use of such compositions. We also have 12 issued patents in various countries worldwide related to compositions for sustained release of a nucleic agent including a lipid-saturated matrix formed from a biodegradable polymer, as well as methods for producing such compositions and methods of treatment through the use of such compositions. We also have an issued Australian patent related to compositions for sustained release of peptidic molecules, as well as methods for producing such compositions and methods of treatment through the use of such compositions. We also have 26 issued patents and one pending patent application in various countries worldwide related to methods for treating bone fractures through the use of biocompatible fillers coated with sustained release antibiotic compositions, along with 17 issued patents in various countries worldwide related to methods for treating peri-implantitis and 47 issued patents, one allowed patent application and four pending patent applications in various countries worldwide related to methods for preventing and treating SSIs through similar processes. We also have 13 pending patent applications related to compositions and methods for the treatment of solid tumors. Our patent estate includes 12 issued United States patents as well as issued patents and/or pending patent applications in Australia, Brazil, Canada, China, the Eurasian Patent Organization, the European Patent Office, Hong-Kong, India, Israel, Japan, Mexico, New Zealand, the Philippines, Singapore, South Africa, South Korea, Thailand and the United States. Our issued patents are expected to remain in effect between 2029 and 2035.

In addition to patents, we have nine registered trademarks. “BonyPid” is registered in the European Union Intellectual Property Office and in Israel. “PolyPid” is registered in the United States, Israel, China and in the following European Union countries: Benelux, France, Germany, Spain, Austria, Italy, the United Kingdom, Ireland and Portugal, and is pending in Canada.“” is registered in Israel, “” is pending in Israel, “Bacfenssi” is registered in the United States, the European Union Intellectual Property Office, Great Britain, Switzerland, Iceland, Liechtenstein, Norway, China, Israel and Russia, and is pending in Canada. “Opzifend” which is registered in the United States, the European Union Intellectual Property Office, Great Britain, Switzerland, Iceland, Liechtenstein, Norway, China, Israel and Russia. “Ssisurg”, “Elyfssi” and “Bacyssio” are registered in Israel. “Baczenssi” which is registered in the European Union Intellectual Property Office and in Great Britain. Furthermore, we rely upon trade secrets, know-how and continuing technological innovation to develop and maintain our competitive position.

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

The process required by the FDA before product candidates may be marketed in the United States generally involves the following:

●	nonclinical laboratory and animal tests that must be conducted in accordance with good laboratory practices;

●	submission of an IND, which must become effective before clinical trials may begin;

●	approval by an independent institutional review board, or IRB, for each clinical site or centrally before each trial may be initiated;

●	adequate and well-controlled human clinical trials to establish the safety and efficacy of the proposed product candidate for its intended use, performed in accordance with good clinical practices, or GCPs;

●	submission to the FDA of an NDA and payment of user fees;

●	satisfactory completion of an FDA advisory committee review, if applicable;

●	pre-approval inspection of manufacturing facilities and selected clinical investigators for their compliance with cGMP and GCPs;

●	satisfactory completion of FDA audits of clinical trial sites to assure compliance with GCPs and the integrity of the clinical data;

●	FDA approval of an NDA to permit commercial marketing for particular indications for use; and

●	compliance with any post-approval requirements, including the potential requirement to implement a Risk Evaluation and Mitigation Strategy, or REMS, and the potential requirement to conduct post-approval studies.

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

Other Healthcare Regulations

Our business activities, including but not limited to, research, sales, promotion, distribution, medical education and other activities are or will in the future be subject to regulation by numerous regulatory and law enforcement authorities in the United States in addition to the FDA, including the Department of Justice, the HHS and its various divisions, including CMS, Office of Inspector General, and the Health Resources and Services Administration, the Department of Veterans Affairs, the Department of Defense and state and local governments. Our business activities must comply with numerous healthcare laws and regulations, including those described below.

The federal Anti-Kickback Statute prohibits, among other things, any person or entity, from knowingly and willfully offering, paying, soliciting or receiving any remuneration, directly or indirectly, overtly or covertly, in cash or in kind, to induce or reward, or in return for, the referral of an individual for, or purchasing, leasing, ordering, or arranging for the purchase, lease or order of, any good, facility, item or service reimbursable under Medicare, Medicaid or other federal healthcare programs. The Anti-Kickback Statute has been interpreted to apply to arrangements between pharmaceutical manufacturers on the one hand and prescribers, purchasers, and formulary managers on the other hand. The term remuneration has been interpreted broadly to include anything of value. There are a number of statutory exceptions and regulatory safe harbors protecting some common activities from prosecution. The exceptions and safe harbors are drawn narrowly and require strict compliance in order to offer protection. Practices that involve remuneration that may be alleged to be intended to induce prescribing, purchasing or recommending may be subject to scrutiny if they do not qualify for an exception or safe harbor. Failure to meet all of the requirements of a particular applicable statutory exception or regulatory safe harbor does not make the conduct per se illegal under the federal Anti-Kickback Statute. Instead, the legality of the arrangement will be evaluated on a case-by-case basis based on a cumulative review of all facts and circumstances. While we are not currently subject to the Anti-Kickback Statute because we do not yet have a commercial, reimbursable product, the relationships that we form now could in the future implicate the Anti-Kickback Statute upon attainment of coverage and reimbursement for approved products under any federal healthcare program. We therefore train and educate our personnel on the Anti-Kickback Statute and their obligations thereunder, and we endeavor to structure our financial relationships to comply with the applicable exceptions and safe harbors wherever possible. However, some of our arrangements, like many other common and non-abusive arrangements, are not covered by an applicable exception or safe harbor and therefore, could implicate the Anti-Kickback Statute in the future. Nevertheless, we do not believe them to present a significant risk to beneficiaries or federal healthcare programs and, as such, appear unlikely to invite future government scrutiny or prosecution, warrant the imposition of sanctions, or be found to violate the statute. However, we cannot offer assurance that the government or a whistleblower would agree with our position that certain arrangements fall within a safe harbor, or that arrangements that do not squarely meet an exception or safe harbor will not be found to violate the Anti-Kickback Statute. Additionally, the Patient Protection and Affordable Care Act of 2010, as amended by the Health Care and Education Reconciliation Act of 2010, or collectively the ACA, amended the intent requirement of the federal Anti-Kickback Statute, and other healthcare criminal fraud statutes, so that a person or entity no longer needs to have actual knowledge of the federal Anti-Kickback Statute, or the specific intent to violate it, to have violated the statute. The ACA also provided that a violation of the federal Anti-Kickback Statute is grounds for the government or a whistleblower to assert that a claim for payment of items or services resulting from such violation constitutes a false or fraudulent claim for purposes of the federal civil False Claims Act, or FCA, thereby increasing the penalty structure for these violations.

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

Our D-PLEX100 product is eligible for Medicare’s NTAP program as a QIDP. The NTAP program allows for additional reimbursement for new technology that is limited to the lesser of 75% of the costs of the technology, or 75% of the amount by which the costs of the case exceed the standard Medicare Severity Diagnosis Related Groups payment. The NTAP allows hospitals to bill Medicare outside of the Inpatient Prospective Payment Schedule for a temporary period. It is uncertain whether D-PLEX100 will be granted NTAP status and if so, when that payment would be available. Further, the Trump Administration has made some changes to the NTAP program that while not directly affecting our products, may signal potential future revisions that may impact the NTAP process or our product’s eligibility under NTAP.

While also not applicable until we have a commercial product with Medicare or Medicaid reimbursement, the CMPL authorizes the imposition of substantial civil money penalties against an entity that engages in certain prohibited activities including but not limited to violations of the Anti-Kickback Statute, knowing submission of a false or fraudulent claim, employment of an individual excluded from participation in federal healthcare programs, and the provision or offer of anything of value to a Medicare or Medicaid beneficiary that the transferring party knows or should know is likely to influence the beneficiary’s selection of a particular provider, practitioner or supplier from which to receive items or services for which payment may be made in whole or part by a federal healthcare program. Remuneration is broadly defined under the CMPL as any transfer of value, including provision of items or services for free or below fair market value. It covers direct or indirect transfers like discounts, free goods, co-pay waivers, or even "nominal" incentives, though exceptions exist for offerings that meet the Financial Need, Preventative Care, or Promoting Access to Care exceptions. Sanctions for violations of the CMPL include civil monetary penalties and administrative penalties up to and including exclusion from participation in federal health care programs.

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

The federal Open Payments program pursuant to the Physician Payments Sunshine Act, created under Section 6002 of the ACA and its implementing regulations, requires some manufacturers of drugs, devices, biologicals and medical supplies for which payment is available under Medicare, Medicaid or the Children’s Health Insurance Program (with specified exceptions) to report annually information related to specified payments or other transfers of value provided to physicians (defined to include doctors, dentists, optometrists, podiatrists and chiropractors), certain other healthcare professionals (such as physician assistants and nurse practitioners) and teaching hospitals, or to entities or individuals at the request of, or designated on behalf of, the physicians and teaching hospitals and to report annually specified ownership and investment interests held by physicians and their immediate family members. Failure to submit timely, accurately and completely the required information for all payments, transfers of value and ownership or investment interests may result in civil monetary penalties. While we are not currently subject to such reporting, we will be upon commercial product release where payment is available under federal healthcare programs.

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

Many states have also adopted laws similar to each of the above federal laws, which may be broader in scope and apply to items or services reimbursed by any third-party payor, including commercial insurers and even self-pay patients. While these laws will not apply until we have a commercial product, our marketing and sales plans in anticipation of commercial launch will need to take these laws into consideration to ensure compliance.

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

Ensuring that our internal operations and business arrangements with third parties comply with current and future applicable healthcare laws and regulations will likely be costly. It is possible that governmental authorities will conclude that our business practices do not comply with current or future statutes, regulations or case law involving applicable fraud and abuse or other healthcare laws and regulations. If our operations were found to be in violation of any of these laws or any other governmental regulations that may apply to us, we may be subject to significant civil, criminal and administrative penalties, damages, fines, disgorgement, individual imprisonment, contractual damages, reputational harm, diminished profits and future earnings, additional reporting obligations and oversight if we become subject to a corporate integrity agreement or other agreement to resolve allegations of non-compliance with these laws, and curtailment of our operations, any of which could substantially disrupt our operations. Even absent a determination that we violated applicable healthcare laws, a government investigation or litigation would be costly, divert management’s attention, and potentially harm our reputation. If the physicians or other providers or entities with whom we expect to do business are found not to be in compliance with applicable laws, they may be subject to significant criminal, civil or administrative sanctions, including exclusions from government funded healthcare programs.

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

In evaluating the adoption of products such as D-PLEX100, hospitals typically undertake a multidisciplinary review process that includes clinical leadership, pharmacy, infection prevention, and financial management. A key component of this process is review by the Pharmacy and Therapeutics, or P&T, Committee, which assesses the product’s safety, efficacy, clinical differentiation, and alignment with institutional treatment protocols. P&T approval is often a prerequisite to formulary inclusion and use, and the committee may impose restrictions on use, require post-market data, or limit adoption to specific patient populations. Even following approval, uptake may be gradual as hospitals evaluate real-world clinical outcomes and operational integration.

Economic considerations play a significant role in hospital adoption decisions, particularly in the context of Diagnosis-Related Group, or DRG, reimbursement. Under the DRG system, hospitals generally receive a fixed payment for a patient episode of care, regardless of the specific products used. As a result, hospitals must evaluate whether the incremental cost of a product such as D-PLEX100 can be justified within existing reimbursement frameworks, either through reduced length of stay, avoidance of complications, or decreased need for additional interventions. Products that do not have separate reimbursement may face heightened scrutiny, especially in cost-constrained environments.

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

For example, the pharmaceutical industry in the United States has been affected by the passage of ACA, which, among other things: imposed new fees on entities that manufacture or import certain branded prescription drugs; expanded pharmaceutical manufacturer obligations to provide discounts and rebates to certain government programs; implemented a licensure framework for follow-on biologic products; expanded health care fraud and abuse laws; revised the methodology by which rebates owed by manufacturers to the state and federal government under the Medicaid Drug Rebate Program are calculated for certain drugs and biologics, including products that are inhaled, infused, instilled, implanted or injected; imposed an additional rebate similar to an inflation penalty on new formulations of drugs; extended the Medicaid Drug Rebate Program to utilization of prescriptions of individuals enrolled in Medicaid managed care organizations; expanded the 340B program which caps the price at which manufacturers can sell covered outpatient pharmaceuticals to specified hospitals, clinics and community health centers; and provided incentives to programs that increase the federal government’s comparative effectiveness research. There has been particular and increasing legislative and enforcement interest in the United States with respect to drug pricing practices in recent years, particularly with respect to drugs that have been subject to relatively large price increases over relatively short time periods. Former President Biden issued several executive orders, Congressional inquiries and proposed bills designed to, among other things, bring more transparency to drug pricing, reduce the cost of prescription drugs under Medicare, review the relationship between pricing and manufacturer patient programs, and reform government program reimbursement methodologies for drugs.

However, 2025 saw a change in presidential administration in the United States and a transition from Democrat-led to Republican-led executive and legislative bodies, resulting in substantial changes in health policy, including through the passage of the OBBBA on July 4, 2025, a budget reconciliation bill that includes significant funding cuts to Medicaid, the Health Insurance Marketplaces, and the Medicare Physician Fee Schedule. The CBO estimates the OBBBA will reduce federal healthcare spending and lead to a 10 million increase in the U.S. uninsured population, all of which could lead to increased pricing controls and affect product demand. In addition, on May 12, 2025, the Trump Administration issued an Executive Order titled “Delivering Most-Favored Nation Prescription Drug Pricing to American Patients”, outlining a plan to reduce prescription drug costs in the U.S., which was followed by formal letters to major pharmaceutical companies in July 2025 outlining steps they must take to lower prescription drug costs to American patients and taxpayers. In the future, there will likely continue to be proposals relating to the reform of the U.S. healthcare system, some of which could further limit coverage and reimbursement of drug products, including our product candidates. Any reduction in reimbursement from Medicare or other government programs may result in a similar reduction in payments from private payors. Our results of operations could be adversely affected by health care reforms that may be adopted in the future. Similarly, we expect a shift in enforcement initiatives which introduces substantial unknowns with respect to our business operations in the United States. As such, our costs to monitor for these changes and respond to new requirements will increase.

Future actions by the President, the U.S. Congress, and the individual states could have a material adverse impact on our commercialization outlook. We cannot predict what additional new legislation, agency priorities, and rulemaking, at both the federal and state level may be on the horizon as the United States continue to reassess how it pays for healthcare. As a result, we cannot quantify or predict what impact any changes might have on our business and product candidates. However, any changes that impact coverage of our product candidates or lower reimbursement for our products could materially and adversely affect our business, financial condition and results of operations.

The Foreign Corrupt Practices Act

The FCPA prohibits any U.S. individual or business from paying, offering or authorizing payment or offering of anything of value, directly or indirectly, to any foreign official, political party or candidate for the purpose of influencing any act or decision of the foreign entity in order to assist the individual or business in obtaining or retaining business. Recent policy changes during the Trump administration emphasized a more lenient approach to enforcement of the FCPA, particularly concerning compliance and enforcement actions. These changes included a focus on reducing penalties for companies that self-disclose violations and a greater emphasis on corporate compliance programs. The administration also indicated a willingness to consider the extent and effectiveness of a company’s internal controls when evaluating potential violations. Furthermore, the FCPA also obligates companies whose securities are listed in the United States to comply with accounting provisions requiring the companies to maintain books and records that accurately and fairly reflect all transactions of the companies, including international subsidiaries, and to devise and maintain an adequate system of internal accounting controls for international operations.

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

D. Property, Plant and Equipment.

Our principal executive offices are located at 18 Hasivim Street, Petach Tikva 4959376, Israel, where we lease an approximately 45,306 square foot facility under a lease that expires July 22, 2027. This Israeli facility houses our administrative headquarters, research and development laboratories and state-of-the-art manufacturing facility. Our monthly rent payment is NIS 280,000 (approximately $88,000).

We consider that our current office space is sufficient to meet our anticipated needs for the foreseeable future and is suitable for the conduct of our business.

ITEM 4A. UNRESOLVED STAFF COMMENTS

Not applicable.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

A. Operating Results.

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our consolidated financial statements and the related notes included elsewhere in this annual report on Form 20-F. The discussion below contains forward-looking statements that are based upon our current expectations and are subject to uncertainty and changes in circumstances. Actual results may differ materially from these expectations due to inaccurate assumptions and known or unknown risks and uncertainties, including those identified in “Cautionary Note Regarding Forward-Looking Statements” and under “Risk Factors” elsewhere in this annual report on Form 20-F. Our discussion and analysis for the year ended December 31, 2023 and December 31, 2024 can be found in our Annual Report on Form 20-F for the fiscal year ended December 31, 2024, filed with the SEC on February 26, 2025.

Overview

Since our inception in 2008, we have incurred significant operating losses. Our operating loss for the years ended December 31, 2024 and 2025 were $28.0 million and $33.0 million, respectively. As of December 31, 2025, we had an accumulated deficit of $301.5 million. We expect to continue to incur significant expenses and operating losses for the foreseeable future, and our losses may fluctuate significantly from year to year. We anticipate we will continue to incur expenses in connection with our ongoing activities, as we:

●	continue clinical development of D-PLEX100;

●	file NDAs seeking regulatory approval for D-PLEX100 pursuant to the FDA’s Section 505(b)(2) regulatory pathway in the United States and the hybrid application pathway in the EU;

●	continue to invest in the preclinical research and development of OncoPLEX and any other future product candidates;

●	continue to invest in our manufacturing facility and complete commercial process validation for the facility;

●	establish commercial infrastructure to support the marketing, sale and distribution of D-PLEX100 if it receives regulatory approval;

●	hire additional research and development and general and administrative personnel to support our operations;

●	maintain, expand and protect our intellectual property portfolio; and

●	incur costs associated with operating as a public company.

We do not have any product candidates approved for sale and have not generated any revenue from product sales.

Operating Expenses

Our current operating expenses consist of three components — research and development expenses, marketing and business development expenses and general and administrative expenses.

Revenue

To date, we have not generated any revenue from product sales and do not expect to generate any revenue from product sales for the foreseeable future.

Research and Development

Research and development, consists primarily of costs incurred in connection with our research and development activities. This includes conducting clinical trials and preclinical studies, manufacturing development efforts and activities related to regulatory filings for product candidates, as well as overhead costs. Our research and development expenses primarily consist of:

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

From inception through December 31, 2025, we incurred $198.2 million in research and development expenses, to advance the development of our clinical-stage product candidates, as well as other preclinical research and development programs. As of December 31, 2025, we received royalty-bearing grants of $4.9 million in the aggregate from the IIA. Pursuant to the terms of the grants, we are required to pay royalties of 3.0% to the IIA on revenues from sales of products for which the research and development was funded, in whole or in part, by the IIA, up to a limit of 100% of the amount of the grant received, linked to the U.S. dollar bearing interest. Until October 25, 2023, the interest was calculated at a rate based on 12-month LIBOR applicable to U.S. Dollar deposits. However, on October 25, 2023, the IIA published a directive concerning changes in royalties to address the expiration of the LIBOR. Under such directive, regarding IIA grants approved by the IIA prior to January 1, 2024 but which are outstanding thereafter, as of January 1, 2024 the annual interest is calculated at a rate based on 12-month SOFR, as published by the CME Group or any authorized body of the Federal Reserve on the first trading day of each year or at an alternative rate published by the Bank of Israel plus 0.71513%; and, for grants approved on or following January 1, 2024 the annual interest shall be the higher of (i) the 12 months SOFR interest rate, plus 1%, or (ii) a fixed annual interest rate of 4%. In addition, we must abide by other restrictions associated with the receipt of such grants under the R&D Law that continues to apply following repayment to IIA. These restrictions may impair our ability to outsource manufacturing, engage in change of control transactions or otherwise transfer our knowledge outside of Israel and may require us to obtain IIA approval for certain actions and transactions and pay additional amounts to the IIA. In addition, any change of control and any change of ownership of our Ordinary Shares that would make a non-Israel citizen or resident an “interested party” as defined in the R&D Law requires prior written notice to the IIA. As of December 31, 2025, we also received non-royalty bearing grants of $1.7 million in the aggregate from the IIA and $0.7 million in the aggregate from the FP7.

Substantially all of our research and development expenses for the years ended December 31, 2024 and 2025 were related to the development of D-PLEX100.

We expect to continue to incur research and development expenses for the foreseeable future as we seek to advance D-PLEX100 through clinical trials, including the cost of manufacturing drug supply for these clinical trials, further our preclinical studies and other research and development programs. At this time, we cannot reasonably estimate or know the nature, timing and estimated costs of the efforts that will be necessary to complete the development of our product candidates. We are also unable to predict when, if ever, material net cash inflows will commence from sales of our product candidates. This is due to the numerous risks and uncertainties associated with developing such product candidates, including the uncertainty of:

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

Results of Operations

Comparison of the Year Ended December 31, 2024 and 2025

The following table summarizes our results of operations for the year ended December 31, 2024 and 2025:

	Year Ended December 31,
	2024	2025
	(in thousands)
Research and development	$22,811	$23,807
Marketing and business development	945	1,977
General and administrative	4,273	7,183
Operating loss	28,029	32,967
Loss on extinguishment of debt	-	512
Financial expense, net	951	685
Loss before income tax	$28,980	$34,164
Income tax expense	42	5
Net loss	$29,022	$34,169

Research and Development

Research and development increased by $1.0 million for the year ended December 31, 2025, compared to the year ended December 31, 2024. This increase was primarily related to an increase of $2.0 million in personnel costs, and an increase of $2.0 million in regulatory and supporting activities towards NDA submission, an increase of $1.1 million in our manufacturing facility expenses, an increase of $0.4 million in non-cash share-based compensation and an increase of $0.2 in research and development costs related to other programs. These increases were offset by a decrease of $4.7 million in costs related to the completed SHIELD II trial.

Marketing and business development

Marketing and business development increased by $1.0 million for the year ended December 31, 2025, compared to the year ended December 31, 2024. This increase was primarily related to an increase of $0.4 million in business development and pre-commercialization activities for the product candidate D-PLEX100, an increase of $0.3 million in non-cash share-based compensation and an increase of $0.3 million in personal costs.

General and Administrative

General and administrative increased by $2.9 million for the year ended December 31, 2025, compared to the year ended December 31, 2024. This increase was primarily related to an increase of $1.3 million in non-cash share-based compensation, an increase of $0.8 million in personnel costs, and an increase of $0.8 million in legal, professional and other costs associated with the Company’s status as a publicly traded company.

Loss on extinguishment of debt

Loss on extinguishment of debt increased by $0.5 million for the year ended December 31, 2025, compared to the year ended December 31, 2024. This increase was related to the January 2025 amendment to the Company’s loan with Kreos.

Financial Expense, Net

Financial expense, net decreased by $0.3 million for the year ended December 31, 2025, compared to the year ended December 31, 2024.

Income tax expense

Income taxes generally remained unchanged for the year ended December 31, 2025, compared to the year ended December 31, 2024.

Net loss

Net loss increased by $5.1 million for the year ended December 31, 2025, compared to the year ended December 31, 2024. This increase was primarily related to the increase in research and development of $1.0 million, an increase in general and administrative of $2.9 million, an increase in marketing and business development costs of $1.0 million and an increase of $0.5 million in loss on extinguishment of debt. These increases were offset by a decrease in Financial expense, net of $0.3 million.

Qualitative and Quantitative Disclosures about Market Risk

Foreign Currency Exchange Risk

We operate primarily in Israel, and approximately 42% of our expenses are denominated in NIS. We are therefore exposed to market risk, which represents the risk of loss that may impact our financial position due to adverse changes in financial market prices and rates. We are subject to fluctuations in foreign currency rates in connection with these arrangements. Changes of 5% and 10% in the U.S. dollar/NIS exchange rate would have increased/decreased operating expenses by approximately 1.2% and 2.3%, respectively, during the year ended December 31, 2025.

In particular, a strengthening of the NIS against the U.S. dollar would increase the U.S. dollar value of our NIS-denominated operating expenses, including payroll and other local operating costs, and could adversely affect our gross margin and operating results. During periods in which the NIS appreciates relative to the U.S. dollar, our expenses may increase in U.S. dollar terms even if the underlying NIS-denominated costs remain unchanged. Conversely, a weakening of the NIS relative to the U.S. dollar would reduce the U.S. dollar value of such expenses.

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

Inflation-Related Risks

Inflation generally affects us by increasing our NIS-denominated expenses, including salaries and benefits, as well as facility rental costs and payment to local suppliers. We do not believe that inflation had a material effect on our business, financial condition or results of operations during the years ended December 31, 2025, 2024 and 2023.

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

On August 1, 2024, we entered into a second amendment to the Loan Agreement. Pursuant to this second amendment, 60% of the remaining principal and interest repayments under the Loan Agreement will be delayed and repaid on a monthly equal basis from April 1, 2025. The amended secured loan now bears interest at a rate of 12.00%, and we paid a restructuring fee to Kreos of $125,000. The claw back to be paid will not exceed $4.5 million, out of which $4.0 million was already paid as of December 31, 2025. As part of the second amendment, we issued to Kreos a warrant to purchase 40,000 Ordinary Shares of the Company at an exercise price of $3.61 per share. Following the execution of the second amendment, Kreos holds warrants to purchase a total of 46,491 Ordinary Shares of the Company, as follows: (i) 6,491 shares at an exercise price of $12.60 per share; and (ii) 40,000 shares at an exercise price of $3.61 per share. The expiration date for each warrant issued will be seven years from the respective issuance date. On January 6, 2025, we entered into a third amendment to the Loan Agreement. Pursuant to this third amendment, 60% of the principal and interest repayments which were originally scheduled to be paid until the end of June 2025, were delayed and repaid in July 2025. We paid a restructuring fee to Kreos of $160,000 and the end of loan payment was increased from 5% to 7%. As of February 19, 2026, the outstanding principal amount of the loan is $0.7 million.

In July 2021, we entered into a Controlled Equity Offering Sales Agreement, or the Sales Agreement, with Cantor Fitzgerald & Co., or the Agent, pursuant to which we may offer and sell, from time to time, our Ordinary Shares, through the Agent in an at the market offering, or the ATM, as defined in Rule 415(a)(4) under the Securities Act, for an aggregate offering price of up to $45 million. During the year ended December 31, 2024, no Ordinary Shares were sold under the ATM. In July 2024, the Sales Agreement was terminated. In November 2024, we entered into a Sales Agreement, or the New Sales Agreement, with Oppenheimer & Co. Inc., or the Sales Agent, pursuant to which we may offer and sell, from time to time, through the Sales Agent, up to $8,250,000 of our Ordinary Shares. Effective November 26, 2025, we filed a prospectus supplement to increase the maximum aggregate offering price under the New Sales Agreement from $8,250,000 to $15,000,000. During the year ended December 31, 2024, we sold 464 Ordinary Shares under the New Sales Agreement for a total amount of $1,673 and during the year ended December 31, 2025, we sold 1,650,827 Ordinary Shares under the New Sales Agreement for a total amount of $6,136,943.

In January 2024, we entered into a definitive securities purchase agreement for a private placement financing, or the January 2024 Private Placement, pursuant to which we sold 3,143,693 Ordinary Shares at a purchase price of $4.81 per share, 227,619 pre-funded warrants at a purchase price of $4.81 and warrants to purchase up to 3,371,312 Ordinary Shares at an exercise price of $5.50 per share or the January 2024 Warrants. The January 2024 Warrants expire upon the earlier of two years from the date of issuance and 10 trading days following our announcement of the positive recommendation by the DSMB regarding our unblinded interim analysis in our SHIELD II Phase 3 trial of D-PLEX100 resulting in the stopping of the trial due to positive efficacy. The offering resulted in gross proceeds of $16.2 million. We used the net proceeds from the sale of the securities for our ongoing SHIELD II phase 3 clinical trial, working capital and general corporate purposes. On May 20, 2025, the 227,619 pre-funded warrants were exercised to 227,619 Ordinary Shares. On June 16, 2025, 2,190,121 January 2024 Warrants were exercised as part of the Inducement Letter as defined below and during January 2026 the remaining 1,181,191 January 2024 Warrants expired.

In August 2024, we entered into a definitive securities purchase agreement, pursuant to which we sold 2,006,226 of our Ordinary Shares, at a purchase price of $3.61 per share, 229,231 pre-funded warrants at a purchase price of $3.61 and warrants to purchase up to 1,676,588 Ordinary Shares at an exercise price of $3.61 per share, or the August 2024 Warrants. The August 2024 Warrants expire upon the earlier of two years from the date of issuance and 10 trading days following our announcement of the recommendation by the DSMB regarding our unblinded interim analysis in its SHIELD II Phase 3 trial of D-PLEX100 resulting in either the stopping of the trial due to positive efficacy, or continuation to planned patient recruitment (up to 630 subjects). The offering resulted in gross proceeds of $8.1 million. Exercise of the August 2024 Warrants in full would result in an additional $6.1 million in gross proceeds to us. We used the net proceeds from the sale of the securities for our working capital and general corporate purposes. In June 2025, the 229,231 pre-funded warrants were exercised to 229,230 ordinary shares. During January and February 2026, 1,007,616 of the August 2024 Warrants were exercised to 716,757 Ordinary Shares and 290,859 pre-funded warrants with an exercise price of $0.0001 for a total amount of $3.2 million.

In December 2024, we entered into a definitive securities purchase agreement, pursuant to which we sold 3,386,962 of our Ordinary Shares, at a purchase price of $3.22 per share, 1,106,868 pre-funded warrants at a purchase price of $3.22 and warrants to purchase up to 6,740,745 Ordinary Shares at an exercise price of $4.00 per share, or the December 2024 Warrants. The December 2024 Warrants expire upon the earlier of nine months from the date of issuance and 10 trading days following our announcement of the top-line results in our SHIELD II Phase 3 trial of D-PLEX100. The offering resulted in gross proceeds of $14.5 million. We used the net proceeds from the sale of the securities for our ongoing SHIELD II Phase 3 clinical trial, working capital and general corporate purposes. On June 16, 2025, 5,436,393 December 2024 Warrants were exercised as part of the Inducement Letter as defined below and on June 23, 2025, 10 trading days following the Company’s announcement of the top-line results in the Company’s SHIELD II Phase 3 trial of D-PLEX100 the remaining 1,304,352 December 2024 Warrants expired. On June 9, 2025, and September 4, 2025, 513,517 and 593,351, pre-funded warrants were exercised to 513,501 and 593,351 Ordinary Shares, respectively.

In June 16, 2025, we entered into an inducement offer letter agreement, or the Inducement Letter, with certain holders, or each, a Holder, of (i) 2,190,121 warrants to purchase up to 2,190,121 of our Ordinary Shares issued on January 9, 2024 at an original exercise price of $5.50 per Ordinary share, or the January 2024 Warrants, and (ii) 5,436,393 warrants to purchase up to 5,436,393 Ordinary shares issued on December 26, 2024, at an original exercise price of $4.00 per Ordinary share, or the December 2024 Warrants, and together with the January 2024 Warrants, the Existing Warrants. Pursuant to the Inducement Letter, each Holder agreed to exercise for cash its Existing Warrants to purchase an aggregate of 7,626,514 Ordinary shares, at an exercise price of $3.50 per Ordinary share, in consideration of our agreement to issue new warrants, or the New Warrants, to purchase up to 7,626,514 Ordinary shares, or the New Warrant Shares, at a reduced exercise price of $4.50 per Ordinary share. We received an aggregate net proceeds of approximately $26,690,000 from the exercise of the Existing Warrants by the Holders after deducting offering expenses payable by us. We intend to use the net proceeds from these transactions for an NDA submission with respect to D-PLEX100, launch preparations, working capital and general corporate purposes. On December 2025, 725,000 shares held in abeyance were issued to 725,000 Ordinary shares. Of the 7,626,514 Ordinary Shares underlying the Existing Warrants, 2,828,319 shares issuable to certain holders were held in abeyance as of February 19, 2026, due to beneficial ownership restrictions in the Existing Warrants.

During January 2026, 103,950 warrants from the New Warrants were exercised to 103,950 Ordinary Shares for a total amount of $467,775.

As of December 31, 2025, we had $12.9 million in cash and cash equivalents and short-term deposits.

Cash Flows

The following table provides information regarding our cash flows for the periods indicated:

	Year Ended December 31,
	2024	2025
	(in thousands)
Net cash used in operating activities	$(21,963)	$(27,879)
Net cash used in investing activities	(330)	(6,704)
Net cash provided by financing activities	32,416	25,369
Increase (decrease) in cash, cash equivalents and restricted cash	$10,123	$(9,214)

Operating Activities

Net cash used in operating activities related primarily to our net losses adjusted for non-cash charges and measurements and changes in components of working capital. Adjustments to net loss for non-cash items mainly included depreciation, remeasurement of warrants and share-based compensation.

Net cash used in operating activities was $27.9 million for the year ended December 31, 2025, as compared to $22 million for the year ended December 31, 2024. This increase was primarily related to the completed SHIELD II Phase 3 clinical trial and due to preparation activities for the NDA submission.

Investing Activities

Net cash used in investing activities related primarily to the purchase and sale of short-term and long-term deposits and the acquisition of laboratory equipment, office equipment and furniture and leasehold improvements.

Net cash used in investing activities was $6.7 million for the year ended December 31, 2025, as compared to net cash provided by investing activities of $0.3 million for the year ended December 31, 2024. This increase in net cash used for investing activities primarily related to an increase in purchases of short-term deposits, and an increase in purchases of property and equipment.

Financing Activities

Net cash provided by financing activities was $25.4 million for the year ended December 31, 2025, as compared to $32.4 million for the year ended December 31, 2024. The decrease in net cash provided by financing activities is primarily related to the net proceeds from the Inducement Letter and use of ATM compared to the private placements that occurred in 2024, as described above.

Current Outlook

To date, we have not generated any revenues from the commercial sale of our product candidates, and we do not expect to generate revenue for the foreseeable future. We expect to continue to incur expenses in connection with our ongoing activities, particularly as we continue to conduct clinical trials and seek marketing approval for our product candidates, and as we continue the research and development of our other existing and future product candidates. In addition, if we obtain marketing approval for any product candidates, we expect to incur significant commercialization expenses related to product sales, marketing, manufacturing and distribution to the extent that such sales, marketing, manufacturing and distribution are not the responsibility of potential collaborators. Accordingly, we will need to obtain substantial additional funding in connection with our continuing operations.

We expect that our existing cash and cash equivalents will enable us to fund our operating expenses and capital expenditure requirements into the second half of 2026. We anticipate that we will need to raise additional capital in order to complete our clinical and regulatory program for D-PLEX100 towards potential NDA submission, as well as continue to invest in the research and development of OncoPLEX and any other future product candidates. If we are unable to raise additional capital when desired, our business, operating results, and financial condition would be adversely affected, and there is substantial doubt about our ability to continue as a going concern. We have a shareholders’ equity of $11.0 million as of December 31, 2025. We expect to continue incurring losses and negative cash flows from operations until our products reach commercial profitability. Our plans to reduce the going concern risk include the continued commercialization of our products, maintaining cost efficiency and raising capital through the sale of additional equity securities, debt or capital inflows from strategic partnerships.

Our future capital requirements will depend on many factors, including:

●	the scope, progress, results and costs of our clinical trials;

●	the costs, timing and outcome of regulatory review of D-PLEX100 and any future product candidates;

●	the costs and timing of establishing and validating manufacturing processes and facilities for development and commercialization of D-PLEX100 and any future product candidates, if approved, including our manufacturing facility;

●	the number and development requirements of any future product candidates that we may pursue;

●	the costs and timing of future commercialization activities, including product manufacturing, marketing, sales and distribution, for any of our product candidates for which we receive marketing approval;

●	the revenue, if any, received from commercial sales of our product candidates for which we receive marketing approval, which may be affected by market conditions, including obtaining coverage and adequate reimbursement of our product candidates from third-party payors, including government programs and managed care organizations, and competition;

●	our ability to establish and maintain collaborations with biopharmaceutical companies on favorable terms, if at all;

●	the costs of preparing, filing and prosecuting patent applications, maintaining and enforcing our intellectual property rights and defending intellectual property-related claims; and

●	the extent to which we acquire or in-license other product candidates and technologies.

Identifying potential product candidates and conducting clinical trials and preclinical studies is a time-consuming, expensive and uncertain process that takes many years to complete, and we may never generate the necessary data or results required to obtain marketing approval and achieve product sales. In addition, our product candidates, if approved, may not achieve commercial success. Our commercial revenues, if any, will be derived from sales of product candidates that we do not expect to be commercially available for the foreseeable future, if at all. Accordingly, we will need to continue to rely on additional financing to achieve our business objectives. Adequate additional financing may not be available to us on acceptable terms, or at all.

Until such time, if ever, as we can generate substantial product revenues, we expect to finance our cash needs through a combination of equity offerings, including pursuant to the ATM Offering, debt financings, grants, collaborations, strategic alliances and licensing arrangements. If we are unable to raise additional funds when needed, we may be required to delay, limit, reduce or terminate our product development or future commercialization efforts or grant rights to develop and market product candidates that we would otherwise prefer to develop and market ourselves.

5.C Research and development, patents and licenses, etc.

During the past three years, we have focused our preclinical and clinical development efforts on our lead product candidate D-PLEX100 for the prevention of abdominal (soft tissue) SSIs after abdominal surgery. We also continue to evaluate the development of D-PLEX100 for other types of surgeries. Our pipeline also includes an early-stage oncology program focused on the preclinical development of OncoPLEX, an intra-tumoral cancer therapy. We continuously evaluate additional product candidates for our clinical pipeline program that have been developed by us or that may be the subject of in-licenses from third parties or out- licenses to third parties. Our R&D team is comprised of 67 scientists, doctors and clinicians, who are based out of our corporate headquarters in Petach Tikva, Israel. For a description of the amounts that we have incurred over the last two years pursuant to our research and development programs, please see “Item 5. Operating and Financial Review and Prospects— A. Operating Results— Operating Expenses— Research and Development Expenses, net” and “Item 5. Operating and Financial Review and Prospects— A. Results of Operations — Comparison of the year ended December 31, 2024 and 2025 — Research and Development Expenses, net.”

Our patent estate includes patents and patent applications with claims directed to our PLEX technology platform, D-PLEX100 product candidate and claims for potential future product candidates. As of February 25, 2026, our patent estate included 157 issued patents, including utility and composition of matter patents, one allowed patent application and 18 pending patent applications for our product candidates and methods of treatment. For a description of our intellectual property, please see “Item 4. Information on the Company— B. Business Overview.”

5.D Trend Information

To date, we have not generated any revenue from product sales and do not expect to generate any revenue from product sales for the foreseeable future. From inception through December 31, 2025, we incurred $198.2 million in research and development expenses, net to advance the development of our clinical-stage product candidates, as well as other preclinical research and development programs. We expect to continue to incur expenses in connection with our ongoing activities, particularly as we continue to conduct clinical trials and seek marketing approval for our product candidates, and as we continue the research and development of our other existing and future product candidates. In addition, if we obtain marketing approval for any product candidates, we expect to incur significant commercialization expenses related to product sales, marketing, manufacturing and distribution to the extent that such sales, marketing, manufacturing and distribution are not the responsibility of potential collaborators.  For a description of additional factors that may affect our future performance, please see “Item 5. Operating and Financial Review and Prospects— B. Liquidity and Capital Resources— Current Outlook.”

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

We incurred non-cash share-based compensation expense of $4.9 million, $2.8 million and $3.4 million during the years ended December 31, 2025, 2024 and 2023, respectively. We expect to continue to grant share option awards in the future, and to the extent that we do, our actual share-based compensation expenses recognized are likely to increase.

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

As of December 31, 2025, we have received royalty-bearing grants totaling $4.9 million. Pursuant to the terms of the grants, we are required to pay royalties to the IIA of 3.0% on revenues from sales of products developed financed in whole or in part by IIA, up to a limit of 100% of the grants received, linked to the U.S. dollar and bearing interest. Until October 25, 2023, the interest was calculated at a rate based on 12-month LIBOR applicable to U.S. Dollar deposits. However, on October 25, 2023, the IIA published a directive concerning changes in royalties to address the expiration of the LIBOR. Under such directive, regarding IIA grants approved by the IIA prior to January 1, 2024 but which are outstanding thereafter, as of January 1, 2024 the annual interest is calculated at a rate based on 12-month SOFR, as published by the CME Group or any authorized body of the Federal Reserve on the first trading day of each year or at an alternative rate published by the Bank of Israel plus 0.71513%; and, for grants approved on or following January 1, 2024 the annual interest shall be the higher of (i) the 12 months SOFR interest rate, plus 1%, or (ii) a fixed annual interest rate of 4%. Through December 31, 2025, no royalties have been paid or accrued.

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

Pre-launch Inventory

We capitalize pre-launch inventories prior to receiving regulatory approval since regulatory approval and subsequent commercialization of a product are considered probable and because future economic benefits from product sales are expected to be realized. Pre-launch inventories that are capitalized consist exclusively of raw materials intended for use in future commercial manufacturing batches and do not include work-in-process or finished goods. In assessing whether pre-launch inventory should be capitalized, the Company considered a number of specific facts and circumstances, including the product’s shelf life, the product’s current status in the development and regulatory approval process (NDA to be submitted on a rolling basis beginning by the end of the first quarter of 2026), the viability of commercialization, and relevant market trends. Towards the end of 2025, following the top-line results received in June 2025 and based on our assessment of the regulatory process related to D-PLEX100, we concluded that the criteria to capitalize expenditures for pre-launch inventory were met. As a result, we capitalized $1.1 million of pre-launch inventories as of December 31, 2025. If regulatory approval or market acceptance following approval of D-PLEX100 does not occur, or does not occur on a timely basis prior to the expiration of the related raw material shelf life, we may be required to write off some or all of the capitalized pre-launch inventories, which could adversely affect our financial condition and results of operations.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Senior Management.

The following table sets forth information regarding our executive officers, key employees and directors as of the date of this annual report:

Name	Age	Position
Dikla Czaczkes Akselbrad	52	Chief Executive Officer and Director
Dalit Fellous Hazan	55	Deputy CEO, Executive Vice President, Research and Development, Clinical and Regulatory Affairs
Ori Warshavsky	48	Chief Operating Officer - US
Jonny Missulawin	39	Chief Financial Officer

Non-Employee Directors
Brooke Story(1)	54	Director, Chairman of the Board
Yechezkel Barenholz, Ph.D. (1)(3)	84	Director
Joseph BenAmram(1) (2)	62	Director
Nir Dror (1)(3)	49	Director
Yitzchak Jacobovitz(1) (2)	50	Director
Itzhak Krinsky, Ph.D. (1)(2)(3)	73	Director
Robert B. Stein, M.D., Ph.D. (1)	75	Director

(1)	Indicates independent director under Nasdaq Stock Market rules.

(2)	Member of our Audit Committee.

(3)	Member of our Compensation, Nominating and Corporate Governance Committee.

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

Dalit Fellous Hazan, Deputy CEO, Executive Vice President, Research and Development, Clinical and Regulatory Affairs

Ms. Dalit Fellous Hazan has served as our Deputy CEO, Executive Vice President, Research and Development, Clinical and Regulatory Affairs since June 2024, Executive Vice President, Research and Development, Clinical and Regulatory Affairs since March 2022, Senior Vice President, Research and Development and Regulatory Affairs since June 2021, Vice President, Research and Development and Regulatory Affairs since April 2019, Vice President, Regulatory Affairs since March 2018 and Regulatory Affairs Director since April 2016. Prior to that time, Ms. Hazan was the head of Global Regulatory Affairs at Teva Pharmaceuticals Industries Ltd. From 2013 to April 2016 as well as Head of Regulatory Affairs department since 2007. She holds a B.S. in biology and a M.S. in physiology and pharmacology from the Sackler Faculty of Medicine at Tel Aviv University and an Executive M.B.A. from Bar Ilan University.

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

Jonny Missulawin, Chief Financial Officer

Mr. Jonny Missulawin has served as our Chief Financial Officer since May 2023. From August 2022 to May 2023, Mr. Missulawin served as our Senior Vice President of Finance. From December 2017 to August 2022, Mr. Missulawin served as our Director of Finance. From May 2014 to December 2017, Mr. Missulawin served as our Financial Controller. Prior to joining the Company, Mr. Missulawin served as a Senior Auditor at Ernst & Young from 2010 to 2013. Mr. Missulawin holds an M.B.A. from Tel Aviv University in Financial Management, a B.A. in Accounting and Economics from Bar-Ilan University, and is a certified public accountant in Israel.

Brooke Story, Director

Ms. Brooke Story has served as a director and the chairman of our board of directors since December 2025. Ms. Story has led the separation and integration management office at BD (Becton, Dickinson and Company) (NYSE:BDX), or BD, since June 2024. She was Worldwide President, Surgery, at BD from July 2023 to March 2024, and Worldwide President, Integrated Diagnostic Solutions, at BD from April 2021 to July 2023. From December 2018 to April 2021, Ms. Story worked as President, Pelvic Health and Gastric Therapies, at Medtronic plc (NYSE: MDT) (“Medtronic”). Prior to that, Ms. Story held various positions at Medtronic. Ms. Story has been serving as a director at LivaNova, PLC (Nasdaq: LIVN) since September 2022. She also served as a director at Sigilon Therapeutics, Inc. (Nasdaq: STGX) from June 2021 to September 2022. Ms. Story holds a B.S. degree from the University of Tennessee, Knoxville in  Knoxville, Tennessee, United States, and earned an M.B.A. from the University of Michigan in Ann Arbor, Michigan, United States.

Yechezkel Barenholz, Ph.D., Director

Prof. Yechezkel Barenholz, Ph.D. has served as a director since April 2008. Prof. Barenholz currently serves as head of the Laboratory of Membrane and Liposome Research at the Department of Biochemistry of the Hadassah Medical School at the Hebrew University of Jerusalem, a position he has held since 1971. He has served as Chief Executive Officer and Chief Scientific Officer of Ayana Pharma Ltd. since 2018 and 2014, respectively. He served as a director of Aulos Bioscience from 2019 to 2023. He is the major inventor and co-developer of Doxil®, an anti-cancer drug-product which is the first FDA approved nano-drug, approved globally and used to treat more than one million cancer patients. He led the development of generic Doxil at Ayana Pharma Ltd. that was approved by the FDA on October 2021, and which is now sold in the United States and Israel. The MMII liposomal drug-product he invented for the treatment of osteoarthritis is now ready for phase III clinical trials in U.S. and Europe. Prof. Barenholz has been awarded many national and international prizes including the prestigious Israel Prime Minister 2020 EMET prize in Nanotechnology. He is one of the founders of the new field of Nanomedicine. Prof. Barenholz holds a B.S., M.S. and Ph.D. in biochemistry from the Hebrew University of Jerusalem.

Joseph BenAmram, Director

Mr. Joseph BenAmram has served as a director since May 2023. Mr. Joseph BenAmram held various leadership roles at Merck in sales, marketing and business development for over 22 years. In his last position he was Senior Vice President & President of EURAM Region from October 2017 to February 2019. From June 2016 to September 2017, he served as Senior Vice President & President of MER Region and from October 2013 to May 2016 as Senior Vice President & President, Diversified Brands Division. From August 2010 to October 2013, Mr. BenAmram served as Merck’s Vice President & General Manager Emerging Markets. Mr. BenAmram currently serves as the Co- Founder & Chief Strategy Officer of Golden Age Health PTE. LTD. (since March 2023), Senior Advisor to Armira PE (since January 2023) and Senior Advisor to Interna Therapeutics (since May 2021). He holds an M.B.A. from Tel Aviv University, Recanati Graduate School of Business Administration, and a Bachelor’s degree in Economics and Management from Tel Aviv University, Recanati Graduate School of Business Administration.

Nir Dror, Director

Mr. Nir Dror has served as a director since May 2020 and the interim chairman of our board of directors from August 2025 to December 2025. Mr. Dror currently serves as the Chief Financial Officer of Aurum Ventures M.K.I. Ltd., a position he has held since 2013. He holds a B.A. and L.L.M. from Tel Aviv University and an M.B.A. from the University of Michigan.

Yitzchak Jacobovitz, Director

Mr. Yitzchak Jacobovitz has served as a director since February 2025. Mr. Jacobovitz is currently a partner at AIGH Capital Management, a position he has held since 2014. He served as a director at the board of directors of Myomo, Inc. (NYSE American: MYO) from January 2023 until June 2025. Prior to his current positions, Mr. Jacobovitz was a managing director at Capstone, a policy research firm, and an analyst at Leap Tide Capital, a special situations hedge fund. Mr. Jacobovitz earned his Masters in Business Administration from Johns Hopkins University and is a Chartered Financial Analyst.

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

Robert B. Stein, M.D., Ph.D., Director

Dr. Robert B. Stein, M.D., Ph.D., has served as a director since June 2020. Dr. Stein currently serves as a Venture Partner at Samsara BioCapital, a position he has held since January 2018, and he is the Principal at RBS Biotech Consulting, LLC, which he founded in August 2008. He previously served as the Chief Scientific Officer and Head of Research and Development of Agenus Inc. from January 2014 to January 2016 and as the President of Research and Development from January 2016 to April 2017. He served as President, Regenerative Medicine at Mimedx, from 2019 to 2022 and on the board of directors of Protagenic Therapeutics, Inc. from February 2016 to May 2025. He serves on the boards of directors of ImmunoGenesis Inc. since June 2020, Alpheus Medical Inc. since October 2025 and OncoResponse Inc. since December 2025. He has served as a member of the Washington University St. Louis Biopharmaceutical Advisory Board since October 2020 and a senior advisor to the Needleman Program in Innovation and Commercialization at WUSTL since February 2023. Dr. Stein has been a member of the Scientific Advisory Board of Ohio State University and the James Comprehensive Cancer Center’ Drug Development Institute since 2011. He holds a B.S. in biology and chemistry from Indiana University and an M.D. and a Ph.D. in physiology and pharmacology from Duke University. Dr. Stein is board certified in Anatomic and Clinical Pharmacology. He has 46 years of experience in the pharma and biotech industries, including leadership roles at Merck, Ligand, DuPont, Incyte, Roche, and Kinemed in addition to the roles mentioned above. He has played a key role in the discovery and/or development of eight registered medicines, including Sustiva®, Promacta®, and Eliquis®.

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

B. Compensation.

The following table presents in the aggregate all compensation we paid to all of our directors and senior management from January 1, 2025 through December 31, 2025. The table does not include any amounts we paid to reimburse any of such persons for costs incurred in providing us with services during this period.

All amounts reported in the tables below reflect our cost, in thousands of U.S. dollars. Amounts paid in NIS are translated into U.S. dollars at the rate of NIS 3.45 = U.S. $1.00, based on the average representative rate of exchange between the NIS and the U.S. dollar as reported by the Bank of Israel during such period of time.

	Salary and Related Benefits(1)	Bonus Payments, Benefits and Perquisites	Share-Based Compensation (2)
All directors and senior management as a group, consisting of 13(3) persons as of December 31, 2025	$1,440,776	$333,938	$2,472,268

(1)	Represents the directors and senior management’s gross salary plus payment of mandatory social benefits made by the company on behalf of such officer. Such benefits may include, to the extent applicable to the executive, payments, contributions and/or allocations for savings funds, education funds (referred to in Hebrew as “Keren Hishtalmut”), pension, severance, risk insurances (e.g., life or work disability insurance) and payments for social security.

(2)	Computed based on Black-Scholes-Merton model.

(3)	Includes compensation to Mr. Jacob Harel paid through June 2025 and Ms. Nurit Tweezer-Zacks paid through August 2025. Both served as directors on our board.

In accordance with the Israeli Companies Law, we are required to disclose the compensation granted to our most highly compensated officers. The table below reflects the compensation granted during or with respect to the year ended December 31, 2025.

Executive Officer	Salary and Related Benefits	Bonus Payments, Benefits and Perquisites	Share-Based Compensation	Total
Dikla Czaczkes Akselbrad	$424,892	$133,452	$1,049,423	$1,607,767
Dalit Fellous Hazan	$305,838	$88,968	$572,590	$967,396
Jonny Missulawin	$229,040	$41,518	$387,538	$658,096
Ori Warshavsky	$348,497	$70,000	$332,914	$751,411

Employment and Services Agreements

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

C. Board Practices.

Board of Directors

Our amended and restated articles of association, provide that the number of board of directors’ members shall be set by the general meeting of the shareholders provided that it will consist of not less than five and not more than eleven directors. Our board of directors presently consists of eight members. We believe that Ms. Story, Prof. Barenholz, Messrs. BenAmram, Dror and Jacobovitz, and Drs. Krinsky and Stein are “independent” for purposes of the Nasdaq Stock Market rules. Under the Israeli Companies Law, the management of our business is vested in our board of directors which is responsible for setting our general policies and supervising the performance of management. Our board of directors may exercise all powers and may take all actions that are not specifically granted to our shareholders or to management. Our executive officers are responsible for our day-to-day management and have individual responsibilities established by our board of directors. Our Chief Executive Officer is appointed by, and serves at the discretion of, our board of directors, subject to the terms of the employment agreement that we have entered into with her, which was approved by our shareholders.

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

Notwithstanding the exemptions available to foreign private issuers under Nasdaq Rules, we follow the requirements of the Nasdaq Rules with regard to the process of nominating directors by means of our compensation, nominating and corporate governance committee, which is comprised of directors who our board of directors has deemed to be independent under Nasdaq Rules.

In addition, our amended and restated articles of association allows our board of directors to appoint directors to fill vacancies on our board of directors, whether such vacancy is due to a director no longer serving on the board or due to the number of Directors serving on the board being less than the maximum number of directors permitted under our amended and restated articles of association, for a term of office equal to the remaining period of the term of office of each director whose office has been vacated. Vacancies on our board of directors may be filled by a vote of a simple majority of the directors then in office. A director so appointed will hold office until the next annual general meeting of our shareholders in which the other directors then in office are proposed to be replaced or reappointed.

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

However, under exemptions applicable for Israeli companies that are listed on stock exchanges outside of Israel, or the Exemptions Regulations, Israeli companies whose shares are traded on stock exchanges, such as The Nasdaq Capital Market and that do not have a controlling shareholder (as defined therein) and which comply with the requirements of the jurisdiction where the company’s shares are traded with respect to the appointment of independent directors and the composition of an audit committee and compensation committee, may elect not to follow the Israeli Companies Law requirements with respect to the composition of its audit committee and compensation committee and the appointment of external directors. As we do not have a controlling shareholder, and we comply with the requirements of the Nasdaq Stock Market with respect to the composition of our board and such committees, we therefore choose to follow such exemptions from the Israeli Companies Law requirements with respect thereto, including the appointment of external directors.

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

Leadership Structure of the Board

In accordance with the Israeli Companies Law and our amended and restated articles of association, our board of directors is required to elect one of its members to serve as the chairman of the board of directors to preside at the meetings of the board of directors and may also release that member from his or her position as chairman. Our board of directors has appointed Ms. Brooke Story to serve as chairman of the board of directors.

Pursuant to the Israeli Companies Law, neither the chief executive officer nor any of his or her relatives are permitted to serve as the chairman of the board of directors, and a company may not (subject to a certain time-limited exemption, as described below) vest the chairman or any of his or her relatives with the chief executive officer’s authorities. In addition, any person who reports, directly or indirectly, to the chief executive officer may not serve as the chairman of the board of directors; the chairman may not be vested with authorities of a person who reports, directly or indirectly, to the chief executive officer; and the chairman may not serve in any other position in the company or a company under its control, except as a director or chairman of a controlled company. However, and notwithstanding the foregoing, the Israeli Companies Law permits the shareholders of a company to determine, for periods not exceeding three years from each such determination, that the Chairman or his or her relative may serve as chief executive officer or be vested with the chief executive officer’s authorities, and that the chief executive officer or his or her relative may serve as Chairman or be vested with the Chairman’s authorities. Such determination of a company’s shareholders requires either: (1) the approval of at least the majority of the shares of those shareholders present and voting on the matter (other than controlling shareholders and those having a personal interest in the determination); or (2) that the total number of shares opposing such determination does not exceed 2% of the total voting power in the company. Currently, the Company maintains separate individuals serving as Chairman and Chief Executive Officer.

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

However, under the Exemptions Regulations, a director who qualifies as an independent director under the relevant non-Israeli rules and who meets certain non-affiliation criteria, which are less stringent than those applicable to independent directors as set forth above, would be deemed an “independent” director pursuant to the Israeli Companies Law provided: (i) he or she has not served as a director for more than nine consecutive years; (ii) he or she has been approved as such by the audit committee; and (iii) his or her remuneration shall be in accordance with the Israeli Companies Law and the regulations promulgated thereunder. For these purposes, ceasing to serve as a director for a period of two years or less would not be deemed to sever the consecutive nature of such director’s service.

Although not required of foreign private issuers under Nasdaq Rules, we comply with the requirements thereunder applicable to domestic listed companies that a majority of the board of directors be deemed to be independent under such rules, as well as the independence requirements that are applicable to our audit committee and compensation, nominating and corporate governance committee if we were a domestic listed company, as described below. In light of this obligation, our board of directors has undertaken a review of the independence of our directors under current rules and regulations of the SEC and Nasdaq Rules and considered whether any of our directors has a material relationship with us that could compromise his or her ability to exercise independent judgment in carrying out his or her responsibilities. Based upon information requested from and provided by each director concerning such director’s background, employment and affiliations, including family relationships, our board of directors determined that Ms. Story, Prof. Barenholz, Messrs. BenAmram, Dror and Jacobovitz, and Drs. Krinsky and Stein, representing seven of our eight directors, are “independent directors” as defined under current rules and regulations of the SEC and Nasdaq Rules. In making these determinations, our board of directors considered the current and prior relationships that each non-employee director has with our company and all other facts and circumstances that our board of directors deemed relevant in determining their independence, including the beneficial ownership of our share capital by each non-employee director and the transactions involving them described in “Item 7. B. — Related Party Transactions.”

Alternate Directors

Our amended and restated articles of association provide, consistent with the Israeli Companies Law, that any director may, subject to the conditions set thereto including approval of the nominee by our board of directors, appoint a person as an alternate to act in his place, to remove the alternate and appoint another in his place and to appoint an alternate in place of an alternate whose office is vacated for any reason whatsoever. Under the Israeli Companies Law, a person who is not qualified to be appointed as a director, a person who is already serving as a director or a person who is already serving as an alternate director for another director, may not be appointed as an alternate director. Nevertheless, a director who is already serving as a director may be appointed as an alternate director for a member of a committee of the board of directors so long as he or she is not already serving as a member of such committee, and if the alternate director is to replace an external director, he or she is required to be an external director and to have either “financial and accounting expertise” or “professional expertise,” depending on the qualifications of the external director he or she is replacing. A person who does not have the requisite “financial and accounting experience” or the “professional expertise,” depending on the qualifications of the external director he or she is replacing, may not be appointed as an alternate director for an external director. A person who is not qualified to be appointed as an independent director, pursuant to the Israeli Companies Law, may not be appointed as an alternate director of an independent director qualified as such under the Israeli Companies Law. Unless the appointing director limits the time or scope of the appointment, the appointment is effective for all purposes until the appointing director ceases to be a director or terminates the appointment.

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

The members of our audit committee include Mr. BenAmram, Mr. Jacobovitz and Dr. Krinsky. Dr. Krinsky serves as the chairman of our audit committee. All members of our audit committee meet the requirements for financial literacy under the applicable rules and regulations of the SEC and The Nasdaq Capital Market. Our board of directors has also determined that each member of our audit committee is an audit committee financial expert as such term is defined by the SEC rules and has the requisite financial experience as defined by the Nasdaq Rules. Each of the members of our audit committee is “independent” as such term is defined in Rule 10A-3(b)(1) under the Exchange Act and satisfies the independent director requirements under the Nasdaq Rules.

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

Under the Israeli Companies Law, our audit committee is responsible, among other things, for:

●	determining whether there are deficiencies in the business management practices of our company, including in consultation with our internal auditor or the independent auditor, and making recommendations to the board of directors to improve such practices;

●	determining whether to approve certain related party transactions (including transactions in which an office holder has a personal interest), whether such transactions are extraordinary or material transactions, as applicable, under the Israeli Companies Law;

●	establishing the approval process for certain related party transactions with a controlling shareholder or in which a controlling shareholder has a personal interest;

●	determining the approval process for transactions that are “non-negligible” (i.e., transactions with a controlling shareholder that are classified by the audit committee as non-negligible, even though they are not deemed extraordinary transactions), as well as determining which types of transactions would require the approval of the audit committee;

●	where the board of directors approves the working plan of the internal auditor, examining such working plan before its submission to the board of directors and proposing amendments thereto;

●	examining our internal audit controls and internal auditor’s performance, including whether the internal auditor has sufficient resources and tools to fulfill his responsibilities;

●	examining the scope of our auditor’s work and compensation and submitting a recommendation with respect thereto to our board of directors, depending on which of them is considering the appointment of our auditor; and

●	establishing procedures for the handling of employees’ complaints as to the management of our business and the protection to be provided to such employees.

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

Our board of directors and our shareholders have approved a compensation policy, which will be in effect until June 25, 2028.

The compensation policy must (subject to certain exemptions) set the framework and limitation for decisions concerning the financial terms of employment or engagement of office holders, including exemption, insurance, indemnification or any monetary payment or obligation of payment in respect of employment or engagement. The compensation policy must relate to certain factors, including advancement of the company’s long-term objectives, business plan and policies, and creation of appropriate incentives for office holders. It must also consider, among other things, the company’s risk management, size and the nature of its operations. The compensation policy must furthermore consider the following additional factors:

●	the education, skills, expertise and accomplishments of the relevant office holder;

●	the office holder’s roles and responsibilities and prior compensation agreements with him or her;

●	the relationship between the cost of the terms offered and the cost of the compensation of the company’s personnel;

●	the possibility of reducing variable compensation at the discretion of the board of directors; and

●	the possibility of setting a limit on the exercise value of non-cash variable equity-based compensation; and

●	as to financial payment upon termination of service - the period of service of the office holder, the terms of his or her compensation during such service period, the company’s performance during that period of service, the person’s contribution towards the company’s achievement of its goals and the maximization of its profits, and the circumstances under which the person is leaving the company.

The compensation policy must also include the following principles:

●	the link between variable compensation and long-term performance and measurable criteria;

●	the relationship between variable and fixed compensation, and the ceiling for the value of variable compensation at the time of payment, or, for equity-based variable compensation not settled in cash, the ceiling for the value at the time of grant;

●	the conditions under which an office holder would be required to repay compensation paid to him or her if it was later shown that the data upon which such compensation was based was inaccurate and was restated in the company’s financial statements;

●	the minimum holding or vesting period for variable, equity-based compensation; and

●	maximum limits for financial payment upon termination of service.

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

Our compensation, nominating and corporate governance charter sets forth the responsibilities of the compensation, nominating and corporate committee, which include:

●	the responsibilities set forth in the compensation policy;

●	reviewing and, subject to applicable law, approving the granting of options and other incentive awards to the extent such authority is delegated by our board of directors; and

●	the administration of our clawback policy; and

●	reviewing, evaluating and making recommendations regarding the compensation and benefits for our non-employee directors.

In addition, our compensation, nominating and corporate governance committee is responsible for:

●	overseeing our corporate governance functions on behalf of the board of directors;

●	making recommendations to our board of directors and management regarding corporate governance issues;

●	identifying and evaluating candidates to serve as our directors consistent with the criteria approved by our board of directors;

●	reviewing and evaluating the performance of our board of directors, including our board of directors committees and management;

●	serving as a focal point for communication between director candidates, non-committee directors and our management;

●	selecting or recommending to the board of directors for selection candidates to the board;

●	making other recommendations to the board of directors regarding affairs relating to our directors; and

●	to retain, oversee the work of, and subsequently terminate, outside legal counsel, compensation consultants and other experts and consultants that assist with its responsibility.

Disclosure of Compensation of Executive Officers

For so long as we qualify as a foreign private issuer, we are not required to comply with the proxy rules applicable to U.S. domestic companies. Nevertheless, under regulations promulgated under the Israeli Companies Law, we are required to disclose the annual compensation of our five most highly compensated office holders (as defined under the Israeli Companies Law) on an individual basis. This disclosure is not as extensive as that required of a U.S. domestic issuer.

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

Our internal auditor is not an interested party in the Company and not one of our office holders.

Our internal auditor is Mrs. Shmuely Rose, of Brightman Almagor Zohar & Co. (Deloitte).

Exemption, Insurance and Indemnification of Directors and Officers

Under the Israeli Companies Law, a company may not exempt an office holder from liability for a breach of the duty of loyalty. An Israeli company may exempt an office holder in advance from liability to the company, in whole or in part, for damages caused to the company as a result of a breach of duty of care but only if a provision authorizing such exemption is included in its articles of association. Our amended and restated articles of association provide that subject to the provisions of the Israeli Companies Law, and the Israeli Securities Law, 5728-1968, we exempt and release, in advance, any office holder from any liability to the Company for damages arising out of a breach of the office holder’s duty of care towards the Company to the fullest extent permitted by law. Subject to the aforesaid limitations, under the indemnity and exculpation agreements, we exempt and release our office holders to the fullest extent permitted by law, from any liability for damages caused as a result of the Indemnitee’s breach of the duty of care to the Company while acting in good faith and having reasonable cause to assume that such act or omission would not prejudice the interests of the Company.

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

Under the Israeli Companies Law, exemption, indemnification and insurance of office holders in a public company must be approved by the compensation committee and the board of directors and, with respect to certain office holders or under certain circumstances, also by the shareholders. However, under regulations promulgated under the Israeli Companies Law, the insurance of office holders shall not require shareholder approval and may be approved by only the compensation committee, if the engagement terms are determined in accordance with the company’s compensation policy that was approved by the shareholders by the same special majority required to approve a compensation policy, provided that the insurance policy is on market terms and the insurance policy is not likely to materially impact the company’s profitability, assets or obligations. In addition, under regulations promulgated under the Israeli Companies Law, the insurance of office holders of a company in which there is a controlling shareholder who is also an office holder, a board approval is also required, subject to meeting the aforesaid conditions

Our amended and restated articles of association permit us to exempt, indemnify and insure our office holders to the fullest extent permitted or to be permitted by the Israeli Companies Law.

We obtained directors and officers liability insurance for the benefit of our office holders in an amount standard for a company of our size. We intend to maintain such increased coverage and pay all premiums thereunder to the fullest extent permitted by the Israeli Companies Law. We entered into agreements with each of our directors and executive officers exempting them from liability to us for damages caused to us as a result of a breach of duty of care and undertaking to indemnify them, in each case, to the fullest extent permitted by our amended and restated articles of association and Israeli law. In the opinion of the SEC, however, indemnification of directors and office holders for liabilities arising under the Securities Act is against public policy and therefore unenforceable.

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

D. Employees.

On December 31, 2023, we had 59 full-time employees and 3 part-time employees. On December 31, 2024, we had 57 full-time employees and 4 part-time employees. On December 31, 2025, we had 69 full-time employees and 6 part-time employees.

As of February 25, 2026, we had four full-time senior management employees, including our Chief Executive Officer, Chief Financial Officer, Deputy CEO, Executive Vice President, Research and Development, Clinical and Regulatory Affairs and Chief Operating Officer – US. In addition, we currently have 72 full-time employees and 6 part-time employees. 77 of our employees are located in Israel and one employee located in New Jersey, the United States. None of our employees are represented by labor unions or covered by collective bargaining agreements. We believe that we maintain good relations with all of our employees. However, in Israel, we are subject to certain Israeli labor laws, regulations and national labor court precedent rulings, as well as certain provisions of collective bargaining agreements applicable to us by virtue of extension orders issued in accordance with relevant labor laws by the Israeli Ministry of Economy and which apply such agreement provisions to our employees even though they are not part of a union that has signed a collective bargaining agreement.

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

Amended and Restated 2012 Share Option Plan

Our Amended and Restated 2012 Share Option Plan, or the 2012 Plan, was adopted by our board of directors on August 29, 2012, amended on January 30, 2018, and extended on August 8, 2022. The 2012 Plan provides for the grant of options to our directors, employees, office holders, service providers and consultants. A total of 537,336 shares are reserved but unissued under our 2012 Plan as of February 19, 2026. As of February 19, 2026, options to purchase 2,969,118 Ordinary Shares were issued and outstanding with an average exercise price of $4.78 per share, out of which options to purchase 1,257,379 Ordinary Shares were vested as of that date, with an average exercise price of $6.01 per share.

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

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders.

The following table sets forth information regarding beneficial ownership of our Ordinary Shares as of February 19, 2026 by:

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

	No. of Shares Beneficially Owned (1)	Percentage Owned (2)
Holders of more than 5% of our voting securities:
Aurum Ventures M.K.I. Ltd. (3)	5,001,561	23.81%
AIGH Investment Partners (4)	4,737,526	9.99%
Rodney Hodges (5)	3,179,747	15.73%
Investor Company ITF Rosalind Master Fund L.P. (6)	5,483,443	9.99%
Directors and executive officers:
Dikla Czaczkes Akselbrad (7)	305,053	1.6
Dalit Fellous Hazan (8)	144,689	*
Jonny Missulawin (9)	99,260	*
Ori Warshavsky (10)	82,486	*
Yechezkel Barenholz (11)	12,890	*
Nir Dror (12)	10,727	*
Brooke Story (13)	1,091	*
Yitzhak Jacobovitz	-	-
Itzhak Krinsky (14)	11,560	*
Joseph BenAmram (15)	9,780	*
Robert B. Stein (16)	10,927	*
All directors and executive officers as a group (11 persons)	688,463	3.6%

*	Under 1%

(1)	Beneficial ownership is determined in accordance with the rules of the SEC. Under these rules, a person is deemed to be a beneficial owner of a security if that person, even if not the record owner, has or shares the underlying benefits of ownership. These benefits include the power to direct the voting or the disposition of the securities or to receive the economic benefit of ownership of the securities. A person also is considered to be the “beneficial owner” of securities that the person has the right to acquire within 60 days by option or other agreement. Beneficial owners include persons who hold their securities through one or more trustees, brokers, agents, legal representatives or other intermediaries, or through companies in which they have a “controlling interest,” which means the direct or indirect power to direct the management and policies of the entity.

(2)	The percentages shown are based on 19,083,236 Ordinary Shares issued and outstanding as of February 19, 2026.

(3)	The beneficial ownership is based on the information provided in a Schedule 13G/A, filed on September 8, 2025, and on information subsequently provided to the Company, and consists of (i) 3,082,682 Ordinary Shares issued and outstanding; and (ii) 1,918,879 Ordinary Shares issuable upon the exercise of warrants. First Trust Management, AG, as trustee of the MK Trust, or the Trust, is the ultimate controlling party in Aurum Ventures M.K.I. Ltd., as the outstanding shares of Aurum Ventures M.K.I. Ltd. are held indirectly by the Trust for which Mr. Morris Kahn was the settlor. Consequently, the Trust may be deemed to share beneficial ownership of the Ordinary Shares held by Aurum Ventures M.K.I. Ltd. The Trust or any of the Trust’s beneficiaries, do not make day-to-day voting or investment decisions with respect to the Ordinary Shares held by Aurum Ventures M.K.I. Ltd. and therefore disclaim beneficial ownership of them except to the extent of his pecuniary interest therein. Aurum Ventures M.K.I Ltd.’s address is 16 Aba Hillel St, Ramat Gan, Israel, 5250608.

(4)	The beneficial ownership is based on the information provided in a Schedule 13G/A, filed on January 30, 2026 of AIGH Investment Partners LP and WVP Emerging Manager Onshore Fund, LLC - AIGH Series (together referred to as AIGH Investment Partners), and includes (i) 1,793,117 Ordinary Shares issued and outstanding; (ii) 549,141 shares held in abeyance; and (iii) 2,395,268 Ordinary Shares issuable upon the exercise of warrants. The percentage in the table above gives effect to the 9.99% beneficial ownership limitation set forth under the terms of the warrants. Orin Hirschman has the voting and dispositive power over the shares held by AIGH Investment Partners. AIGH Investment Partners’ address is 6006 Berkeley Ave., Baltimore, MD, 21209. Based on information provided to us by AIGH Investment Partners on January 7, 2025.

(5)	Includes (i) 1,587,138 Ordinary Shares issued and outstanding, (ii) 736,110 Ordinary Shares issuable upon the exercise of Warrants, exercisable at a price of $4.50 per share, and (iii) 124,654 Ordinary Shares issuable upon the exercise of warrants exercisable at a price of $3.61 per share held by Xenia Venture Capital Limited, or Xenia, is an investment holding company and (i) 457,374 Ordinary Shares issued and outstanding, (ii) 232,920 Ordinary Shares issuable upon the exercise of Warrants, exercisable at a price of $4.50 per share, and (iii) 41,551 Ordinary Shares issuable upon the exercise of warrants, exercisable at $3.61 per share, issued in the August 2024 Private Placement held by Oriella Limited, or Oriella, is an investment holding company. The entire share capital of Centaurus Investments Limited, the parent holding company of Xenia and Oriella, is held by Geneva Trust Company (GTC) SA (as trustee of the VT Two Trust). Geneva Trust Company (GTC) SA (a subsidiary of Geneva Holding Company (GHC) SA), as trustee of VT Two Trust, has the authority to dispose of and exercise control over the disposal of the assets of the VT Two Trust. POD Sàrl, of which Mr. Rodney Hodges holds 100% of the share capital, wholly owns Geneva Holding Company (GHC) SA. Mr. Hodges does not make day-to-day voting or investment decisions with respect to the Ordinary Shares held by Xenia and Oriella and therefore disclaims beneficial ownership of them except to the extent of his pecuniary interest therein. Xenia’s address is Yigal Alon 76, Tel Aviv, Israel, 6706701. Oriella Limited’s address is 34 Rue de l’Athénée, 1206, Geneva, Switzerland. Centaurus Investments Limited’s address is Rue de l'Athenee 34, 1206 Geneve, Switzerland. Geneva Trust Company (GTC) SA’s address is Rue de l'Athenee 34, 1206 Geneve, Switzerland. Geneva Holding Company (GHC) SA’s address is Rue de l'Athenee 34, 1206 Geneve, Switzerland. POD Sàrl’s address is Rue de l'Athenee 34, 1206 Geneve, Switzerland. Rodney Hodges’ address is Rue de l'Athenee 34, 1206 Geneve, Switzerland. Based on information provided to us by Xenia and Oriella on June 23, 2025 and July 1, 2025, respectively.

(6)	The beneficial ownership is based on the information provided in a Schedule 13G/A, filed on February 11, 2026, and includes (i) 696,556 Ordinary Shares issued and outstanding and (iii) 4,786,887 Ordinary Shares issuable upon the exercise of warrants. The percentage in the table above gives effect to the 9.99% beneficial ownership limitation set forth under the terms of the warrants. Steven Salamon has the voting and dispositive power over the shares held by Investor Company ITF Rosalind Master Fund L.P. Investor Company ITF Rosalind Master Fund L.P.’s address is TD Waterhouse, 77 Bloor St. W, Toronto, ON, Canada, M5S 1M2.

(7)	Consists of (i) 934 Ordinary Shares and (ii) 304,119 Ordinary Shares issuable upon exercise of outstanding options that are exercisable within 60 days. In addition, Ms. Czaczkes Akselbrad holds options to purchase 271,267 Ordinary Shares that are not exercisable within 60 days. Ms. Czaczkes Akselbrad’s options have expiration dates ranging from April 5, 2026 to June 25, 2035, and a weighted average exercise price of $5.07.

(8)	Consists of 144,689 Ordinary Shares issuable upon exercise of outstanding options that are exercisable within 60 days. In addition, Ms. Hazan holds options to purchase 135,374 Ordinary Shares that are not exercisable within 60 days. Ms. Hazan’s options have expiration dates ranging from April 5, 2026 to May 12, 2035, and a weighted average exercise price of $4.58.

(9)	Consists of 99,260 Ordinary Shares issuable upon exercise of outstanding options that are exercisable within 60 days. In addition, Mr. Missulawin holds options to purchase 91,253 Ordinary Shares that are not exercisable within 60 days. Mr. Missulawin’s options have expiration dates ranging from March 8, 2027 to May 12, 2035, and a weighted average exercise price of $4.55.

(10)	Consists of (i) 267 Ordinary Shares and (ii) 82,219 Ordinary Shares issuable upon exercise of outstanding options that are exercisable within 60 days. In addition, Mr. Warshavsky holds options to purchase 76,908 Ordinary Shares that are not exercisable within 60 days. Mr. Warshavsky’s options have expiration dates ranging from November 9, 2030 to May 12, 2035, and a weighted average exercise price of $4.57.

(11)	Consists of (i) 2,760 Ordinary Shares and (ii) 10,130 Ordinary Shares issuable upon exercise of outstanding options that are exercisable within 60 days. In addition, Prof. Barenholz holds options to purchase 11,733 Ordinary Shares that are not exercisable within 60 days. Prof. Barenholz’s options have an expiration date of April 13, 2031 to June 25, 2035, and a weighted average exercise price of $3.83.

(12)	Consists of 10,727 Ordinary Shares issuable upon exercise of outstanding options that are exercisable within 60 days. In addition, Mr. Dror holds options to purchase 11,733 Ordinary Shares that are not exercisable within 60 days. Mr. Dror’s options have an expiration date of June 18, 2030 to June 25, 2035, and a weighted average exercise price of $4.34.

(13)	Consists of 1,091 Ordinary Shares issuable upon exercise of outstanding options that are exercisable within 60 days. In addition, Ms. Story holds options to purchase 16,365 Ordinary Shares that are not exercisable within 60 days. Ms. Story’s options have an expiration date of February 4, 2036, and a weighted average exercise price of $4.01.

(14)	Consists of (i) 833 Ordinary Shares and (ii) 10,727 Ordinary Shares issuable upon exercise of outstanding options that are exercisable within 60 days. In addition, Mr. Krinsky holds options to purchase 11,733 Ordinary Shares that are not exercisable within 60 days. Mr. Krinsky’s options have an expiration date of August 7, 2029 to June 25, 2035, and a weighted average exercise price of $4.34.

(15)	Consists of 9,780 Ordinary Shares issuable upon exercise of outstanding options that are exercisable within 60 days. In addition, Mr. BenAmram holds options to purchase 11,785 Ordinary Shares that are not exercisable within 60 days. Mr. BenAmram’s options have expiration date of May 8, 2033 to June 25, 2035, and a weighted average exercise price of $3.40.

(16)	Consists of 10,927 Ordinary Shares issuable upon exercise of outstanding options that are exercisable within 60 days. In addition, Mr. Stein holds options to purchase 11,733 Ordinary Shares that are not exercisable within 60 days. Mr. Stein’s options have an expiration date of June 18, 2030 to June 25, 2035, and a weighted average exercise price of $4.51.

Changes in Ownership of Major Shareholders

Over the course of 2025, there were decreases in the percentage ownership of Triple Gate Partners, LP (from 9.99 to 3.07%), Yehuda Nir (from 9.47% to 4.99%), Aharon Lukach (from 7.7% to 2.99%) and The Hewlett Fund LP (from 9.99% to 2.89%).

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

Record Holders

As of February 20, 2026, there were a total of 55 holders of record of our shares, of which 21 record holders had registered addresses in the United States. This number is not representative of the number of beneficial holders of our shares nor is it representative of where such beneficial holders reside, since many of these shares were held of record by brokers or other nominees.

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

Indemnification Agreements

Our amended and restated articles of association permit us to exculpate, indemnify and insure each of our directors and office holders to the fullest extent permitted by the Israeli Companies Law. We entered into indemnity and exemption agreements with each of our directors and executive officers, undertaking to indemnify them to the fullest extent permitted by Israeli law, including with respect to liabilities resulting from a public offering of our shares, to the extent that these liabilities are not covered by insurance. We have also obtained directors and officers insurance for each of our executive officers and directors.

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

B. Memorandum and Articles of Association.

A copy of our amended and restated articles of association is attached as Exhibit 1.1 to this annual report on Form 20-F. The information called for by this Item is set forth in Exhibit 2.3 to this annual report on Form 20-F and is incorporated by reference into this annual report on Form 20-F.

C. Material Contracts.

The following is a summary of each material contract, other than material contracts entered into in the ordinary course of business, to which we are or have been a party, for the two years immediately preceding the date of this annual report on Form 20-F:

●	Form of Officer Indemnity and Exculpation Agreement, filed as Exhibit 10.1 to Form F-1 (File No. 333-238978) filed on June 22, 2020. See Item 6. C. “Board Practices — Exculpation, Insurance and Indemnification of Directors and Officers” for more information about this document.

●	Compensation Policy, filed as Exhibit 99.1 to Form 6-K (File No. 001-38428) filed on June 25, 2025, and incorporated herein by reference. See Item 6. C. “Board Practices — Compensation, Nominating and Corporate Governance Committee and Compensation Policy” for more information about this document.

●	Agreement for the Provision of a Loan Facility of up to $15 million dated April 5, 2022, by and between Kreos Capital VI (Expert Fund) LP and PolyPid Ltd., filed as Exhibit 10.1 to Form 6-K (File No. 001-38428), filed on April 6, 2022. See Item “Item 5.B- Liquidity and Capital Resources” for more information about this document, as well as the amendments thereto filed as Exhibit 10.2 to Form 6-K (File No. 001-38428), filed on March 31, 2023, as Exhibit 99.6 to Form 6-K (File No. 001-38428), filed on August 2, 2024 and as Exhibit 4.20 to Form 20-F (File No. 001-38428), filed on February 26, 2025. See Item “Item 5.B- Liquidity and Capital Resources” for more information about this agreement.

●	License, Distribution and Supply Agreement, dated August 2, 2022, by and between PolyPid Ltd. and Mercury Pharma Group Limited, under the trade name Advanz Pharma Holdings, filed as Exhibit 10.1 to Form 6-K (File No. 001-38428), filed on August 8, 2022. See Item “Item 4.B – Business Overview” for more information about this document.

●	Form of Securities Purchase Agreement between PolyPid Ltd. and the investors named therein, dated January 4, 2024, filed as Exhibit 99.2 to Form 6-K (File Number 001-38428), filed on January 5, 2024. See Item 5.B “Liquidity and Capital Resources —Cash Flows — Financing Activities.”

●	Form of Registration Rights Agreement between PolyPid Ltd. and the investors named therein, dated January 4, 2024, filed as Exhibit 99.3 to Form 6-K (File Number 001-38428), filed on January 5, 2024.

●	Form of Ordinary Share Purchase Warrant, filed as Exhibit 99.4 to Form 6-K (File Number 001-38428), filed on January 5, 2024. See Item 5.B “Liquidity and Capital Resources —Cash Flows — Financing Activities.”

●	Form of Pre-Funded Ordinary Share Purchase Warrant. filed as Exhibit 99.5 to Form 6-K (File Number 001-38428), filed on January 5, 2024. See Item 5.B “Liquidity and Capital Resources —Cash Flows — Financing Activities.”

●	Form of Securities Purchase Agreement between PolyPid Ltd. and the investors named therein, dated August 1, 2024, filed as Exhibit 99.2 to Form 6-K (File Number 001-38428), filed on August 2, 2024. See Item 5.B “Liquidity and Capital Resources —Cash Flows — Financing Activities.”

●	Form of Registration Rights Agreement between PolyPid Ltd. and the investors named therein, dated August 1, 2024, filed as Exhibit 99.3 to Form 6-K (File Number 001-38428), filed on August 2, 2024.

●	Form of Ordinary Share Purchase Warrant, filed as Exhibit 99.4 to Form 6-K (File Number 001-38428), filed on August 2, 2024. See Item 5.B “Liquidity and Capital Resources —Cash Flows — Financing Activities.”

●	Form of Pre-Funded Ordinary Share Purchase Warrant. filed as Exhibit 99.5 to Form 6-K (File Number 001-38428), filed on August 2, 2024. See Item 5.B “Liquidity and Capital Resources —Cash Flows — Financing Activities.”

●	Form of Securities Purchase Agreement between PolyPid Ltd. and the investors named therein, dated December 23, 2024, filed as Exhibit 99.2 to Form 6-K (File Number 001-38428), filed on December 26, 2024. See Item 5.B “Liquidity and Capital Resources —Cash Flows — Financing Activities.”

●	Form of Registration Rights Agreement between PolyPid Ltd. and the investors named therein, dated December 23, 2024, filed as Exhibit 99.3 to Form 6-K (File Number 001-38428), filed on December 26, 2024.

●	Form of Ordinary Share Purchase Warrant, filed as Exhibit 99.4 to Form 6-K (File Number 001-38428), filed on December 26, 2024. See Item 5.B “Liquidity and Capital Resources —Cash Flows — Financing Activities.”

●	Form of Pre-Funded Ordinary Share Purchase Warrant, filed as Exhibit 99.5 to Form 6-K (File Number 001-38428), filed on December 26, 2024. See Item 5.B “Liquidity and Capital Resources —Cash Flows — Financing Activities.”

●	Form of New Warrant, filed as Exhibit 4.1 to Form 6-K (File Number 001-38428), filed on June 17, 2025. See Item 5.B “Liquidity and Capital Resources —Cash Flows — Financing Activities.”

●	Form of New Pre-Funded Warrant, filed as Exhibit 4.2 to Form 6-K (File Number 001-38428), filed on June 17, 2025. See Item 5.B “Liquidity and Capital Resources —Cash Flows — Financing Activities.”

●	Form of Inducement Letter, filed as Exhibit 10.1 to Form 6-K (File Number 001-38428), filed on June 17, 2025. See Item 5.B “Liquidity and Capital Resources —Cash Flows — Financing Activities.”

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

General Corporate Tax Structure in Israel

In 2026, Israeli resident companies like us are generally subject to corporate tax at the rate of 23.0%.

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

As of January 1, 2017, an additional income tax at a rate of 3.0% has been imposed on high earners whose annual taxable income or gains exceed certain thresholds (NIS 721,560 as of January 1, 2026). Starting from the 2025 tax year, a two-tier additional tax will be implemented: a first tier of 3% on total taxable income exceeding the threshold mentioned above, and a second tier of 2% on capital income exceeding the same threshold (including dividend income). This means that capital income may be subject to a cumulative surtax of up to 5%.

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

It should be noted that in 2025 a legislative memorandum was published proposing a reform to the rules for determining Israeli tax residency of individuals. The proposed framework is intended to increase certainty in the application of the residency tests, primarily by assigning significantly greater weight to the number of days of physical presence in Israel, and correspondingly less weight to the qualitative “center of life” factors, as compared to the current law. In addition, the presumptions set forth in the proposed legislation are intended to be less readily rebuttable than those applicable under the existing regime.

Taxation of Israeli Resident Corporations on Receipt of Dividends

Israeli resident corporations are generally exempt from Israeli corporate income tax with respect to dividends paid on our Ordinary Shares.

Capital Gains Taxes Applicable to Israeli Resident Shareholders

The income tax rate applicable to Real Capital Gain, which is the excess of the total capital gain over inflationary surplus computed generally on the basis of the increase in the Israeli consumer price index between the date of purchase and the date of disposal, derived by an Israeli individual from the sale of shares which had been purchased after January 1, 2012, whether listed on a stock exchange or not, is 25.0%. However, if such shareholder is considered a “Substantial Shareholder” (as defined above) at the time of sale or at any time during the preceding 12-month period, such gain will be taxed at the rate of 30.0%. As of January 1, 2017, an additional income tax at a rate of 3.0% has been imposed on high earners whose annual taxable income or gains exceed certain thresholds (NIS 721,560 as of January 1, 2026). Starting from the 2025 tax year, a two-tier additional tax will be implemented: a first tier of 3% on total taxable income exceeding the threshold mentioned above, and a second tier of 2% on capital income exceeding the same threshold (including capital gains income). This means that capital income may be subject to a cumulative surtax of up to 5%.

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

Our status as a PFIC will depend on the nature and composition of our income and the nature, composition and value of our assets (which, generally may be determined based on the fair market value of each asset, with the value of goodwill and going concern value being determined in large part by reference to the market value of our Ordinary Shares, which may be volatile). Based upon the estimated value of our assets, including any goodwill, and the nature and estimated composition of our income and assets, we may be classified as a PFIC for the taxable year ended December 31, 2025 and in future taxable years In particular, so long as we do not generate revenue from operations for any taxable year and do not receive any research and development grants, or even if we receive a research and development grant, if such grant does not constitute gross income for U.S. federal income tax purposes, we likely will be classified as a PFIC for such taxable year. Even if we determine that we are not a PFIC for a taxable year, there can be no assurance that the IRS will agree with our conclusion and that the IRS would not successfully challenge our position. Our status as a PFIC is a fact-intensive determination made on an annual basis after the end of each taxable year. Accordingly, our U.S. counsel expresses no opinion with respect to our PFIC status for our taxable year ended December 31, 2025 and also expresses no opinion with regard to our expectations regarding our PFIC status in the future.

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

As a foreign private issuer, we are exempt from the rules under the Exchange Act related to the furnishing and content of proxy statements, and our officers, directors and principal shareholders are exempt from the reporting (until March 18, 2026 for our officers and directors) and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we are not required under the Exchange Act to file annual, quarterly and current reports and financial statements with the SEC as frequently or as promptly as U.S. domestic companies whose securities are registered under the Exchange Act. However, we file with the SEC, within 120 days after the end of each fiscal year, or such applicable time as required by the SEC, an annual report on Form 20-F containing financial statements audited by an independent registered public accounting firm, and may submit to the SEC, on a Form 6-K, unaudited quarterly financial information.

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

Foreign Currency Exchange Risk

We operate primarily in Israel, and approximately 42% of our expenses are denominated in NIS. We are therefore exposed to market risk, which represents the risk of loss that may impact our financial position due to adverse changes in financial market prices and rates. We are subject to fluctuations in foreign currency rates in connection with these arrangements. Changes of 5% and 10% in the U.S. dollar/NIS exchange rate would have increased/decreased operating expenses by approximately 1.2% and 2.3%, respectively, in 2025.

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

Our management, with the participation of our Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of our disclosure controls and procedures (as such term is defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) as of December 31, 2025, or the Evaluation Date. Based on such evaluation, those officers have concluded that, as of the Evaluation Date, our disclosure controls and procedures are effective in recording, processing, summarizing and reporting, on a timely basis, information required to be included in periodic filings under the Exchange Act and that such information is accumulated and communicated to management, including our principal executive and financial officers, as appropriate to allow timely decisions regarding required disclosure.

(b) Management’s Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Rule 13a-15(f) under the Exchange Act. Under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting based principally on the framework and criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission as of the end of the period covered by this report. Based on that evaluation, our management has concluded that our internal control over financial reporting was effective as of December 31, 2025 at providing reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.

(c) Attestation Report of the Registered Public Accounting Firm

We are exempt from the requirement to provide an attestation report of our independent registered public accounting firm regarding internal control over financial reporting due to our status under the Exchange Act as a non-accelerated filer at the current time.

(d) Changes in Internal Control over Financial Reporting

During the year ended December 31, 2025, there were no changes in our internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16. [Reserved].

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

Our board of directors has determined that each of Dr. Krinsky, Mr. BenAmram and Mr. Jacobovitz is an audit committee financial expert as such term is defined by the SEC rules and has the requisite financial experience as defined by the Nasdaq Rules. Each of the members of our audit committee is “independent” as such term is defined in Rule 10A-3(b)(1) under the Exchange Act and satisfies the independent director requirements under the Nasdaq Rules.

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

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

Kost, Forer, Gabbay & Kasierer, Certified Public Accountants (Israel), an independent registered public accounting firm and a member firm of EY Global, has served as our principal independent registered public accounting firm for each of the two years ended December 31, 2024 and 2025.

The following table provides information regarding fees paid by us to Kost, Forer, Gabbay & Kasierer and/or other member firms of EY Global for all services, including audit services, for the years ended December 31, 2024 and 2025:

	Year Ended December 31,
	2024	2025
Audit fees (1)	$237,000	$252,000
Audit-related fees (2)	60,000	54,000
Tax fees (3)	-	943
All other fees	-	-
Total	$297,000	$306,943

(1)	Includes professional services rendered in connection with the audit of our annual financial statements, review of our interim financial statements and tax returns.

(2)	Includes professional services rendered, such as comfort letters for the Sales Agreement and audit of the IIA programs, in connection with the preparation the Company’s registration statement on Form F-3.

(3)	Include fees for professional services rendered by our independent registered public accounting firm for tax compliance and tax advice on actual transactions.

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

In accordance with Israeli law and practice and subject to the exemption set forth in Rule 5615 of the Nasdaq Stock Market rules, we have elected to follow the provisions of the Israeli Companies Law, rather than the Nasdaq Stock Market rules, with respect to the following requirements:

●	Proxy Statements. We will not be required to and, in reliance on home country practice, we do not intend to comply with certain Nasdaq Rules regarding the provision of proxy statements for general meetings of shareholders. Israeli corporate law does not have a regulatory regime for the solicitation of proxies. We intend to provide notice convening an annual general meeting, including an agenda and other relevant documents.

●	Quorum. Nasdaq rules require that the quorum for purposes of any meeting of the holders of a listed company’s common voting stock, as specified in the company’s bylaws, be no less than 33 1/3% of the company’s outstanding common voting stock. However, as permitted under the Israeli Companies Law and pursuant to our amended and restated articles of association, the quorum required for an ordinary meeting of shareholders will consist of at least two shareholders present in person, by proxy or by other voting instrument in accordance with the Israeli Companies Law, who hold at least 25% of the voting power of our shares. A meeting adjourned for lack of a quorum is generally adjourned to the same day in the following week at the same time and place or to a later time or date if so specified in the summons or notice of the meeting. At the adjourned meeting, in general any shareholder present in person or by proxy shall constitute a lawful quorum

●	Nomination of our directors. The nominations for directors, which are presented to our shareholders by our board of directors, are generally made by the board of directors itself, in accordance with the provisions of our amended and restated articles of association and the Israeli Companies Law. Nominations need not be made by a nominating committee of our board of directors consisting solely of independent directors or by a vote consisting solely of our independent directors in order to determine which persons shall be nominated for election by our shareholders, as required under the Nasdaq Stock Market rules.

●	Independent Directors. Under the Israeli Companies Law, we would be required to include on our board of directors at least two members, each of whom qualifies as an external director, and as to whom special qualifications and other provisions would be applicable. We would also be required to include one such external director on each of our board committees. However, as we do not have a controlling shareholder, and we comply with the requirements of the Nasdaq Stock Market with respect to the composition of our board and such committees, we therefore are exempt from the Israeli Companies Law requirements with respect thereto, including the appointment of external directors. We are required, however, to ensure that all members of our audit committee are “independent” under the Nasdaq Rules. Furthermore, Israeli law does not require, and our independent directors do not conduct regularly scheduled meetings at which only they are present, as otherwise required by the Nasdaq Stock Market rules.

●	Shareholder Approval. We will not be required to and, in reliance on home country practice, we do not intend to comply with certain Nasdaq Rules regarding shareholder approval for certain issuances of securities under Nasdaq Rule 5635. In particular, under the Nasdaq Rules, shareholder approval is generally required for: (i) an acquisition of shares or assets of another company that involves the issuance of 20% or more of the acquirer’s shares or voting rights or if a director, officer or 5% shareholder has greater than a 5% interest (or such persons collectively have a 10% or greater interest) in the target company or the assets to be acquired or the consideration to be received and the present or potential issuance of Ordinary Shares, or securities convertible into or exercisable for Ordinary Shares, could result in an increase in outstanding Ordinary Shares or voting power of 5% or more; (ii) the issuance of shares leading to a change of control; (iii) adoption or amendment of a stock option or purchase plan or other equity compensation arrangements, pursuant to which stock may be acquired by officers, directors, employees or consultants (with certain limited exception); and (iv) issuances of 20% or more of the shares or voting rights (including securities convertible into, or exercisable for, equity) of a listed company via a private placement (and/or via sales by directors or officers or 5% shareholders) if such equity is issued (or sold) at below a specified minimum price. By contrast, under the under the Israeli Companies Law, shareholder approval is required for, among other things: (i) transactions with directors concerning the terms of their service or indemnification, exemption and insurance for their service (or for any other position that they may hold at a company), for which approvals of the compensation committee, board of directors and shareholders are all required, (ii) extraordinary transactions with controlling shareholders of publicly held companies, which require special approval, and (iii) terms of employment or other engagement of the controlling shareholder of us or such controlling shareholder’s relative, which require special approval. In addition, under the Companies Law, a merger requires approval of the shareholders of each of the merging companies

●	Approval of Related Party Transactions. All related party transactions are approved in accordance with the requirements and procedures for approval of interested party acts and transactions as set forth in the Israeli Companies Law, which requires the approval of the audit committee, or the compensation committee, as the case may be, the board of directors and shareholders, as may be applicable, for specified transactions, rather than approval by the audit committee or other independent body of our board of directors as required under the Nasdaq Stock Market rules.

●	Annual Shareholders Meeting. We will not be required to and, in reliance on home country practice, we do not intend to comply with Nasdaq Stock Market Rule 5620(a), which requires a listed company to hold its annual shareholders meeting within one year of the company’s fiscal year-end. Under the Israeli Companies Law, we are required to hold an annual shareholders meeting each calendar year and within 15 months of the last annual shareholders meeting.

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

We are utilizing the services of an external IT firm, YouCC Technologies Ltd., as our IT Manager

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

ITEM 19. EXHIBITS.

Exhibit	Description

1.1	Amended and Restated Articles of Association of PolyPid Ltd., filed as Exhibit 99.1 to Form 6-K (File No. 001-38428) filed on May 8, 2023, and incorporated herein by reference.

2.1	Form of Ordinary Share Purchase Warrant, filed as Exhibit 99.4 to Form 6-K (File Number 001-38428), filed on January 5, 2024, and incorporated herein by reference.

2.2	Form of Pre-Funded Ordinary Share Purchase Warrant, filed as Exhibit 99.5 to Form 6-K (File Number 001-38428), filed on January 5, 2024, and incorporated herein by reference.

2.3	Description of Securities (filed herewith).

2.4	Form of Pre-Funded Warrant, filed as Exhibit 99.5 to Form 6-K (File No. 001-38428), filed on August 2, 2024, and incorporated herein by reference.

2.5	Form of Ordinary Share Purchase Warrant, filed as Exhibit 99.4 to Form 6-K (File Number 001-38428), filed on August 2, 2024, and incorporated herein by reference.

2.6	Form of Pre-Funded Warrant, filed as Exhibit 99.5 to Form 6-K (File No. 001-38428), filed on December 26, 2024, and incorporated herein by reference.

2.7	Form of Ordinary Share Purchase Warrant, filed as Exhibit 99.4 to Form 6-K (File Number 001-38428), filed on December 26, 2024, and incorporated herein by reference.

2.8	Form of New Warrant, filed as Exhibit 4.1 to Form 6-K (File Number 001-38428), filed on June 17, 2025, and incorporated herein by reference.

2.9	Form of New Pre-Funded Warrant, filed as Exhibit 4.2 to Form 6-K (File Number 001-38428), filed on June 17, 2025, and incorporated herein by reference.

4.1	Form of Officer Indemnity and Exculpation Agreement, filed as Exhibit 10.1 to Form F-1 (File No. 333-238978) filed on June 22, 2020, and incorporated herein by reference.

4.2	Compensation Policy, filed as Exhibit 99.1 to Form 6-K (File No. 001-38428) filed on June 25, 2025, and incorporated herein by reference.

4.3	Amended and Restated PolyPid Ltd. 2012 Share Option Plan, filed as Exhibit 99.1 to Form 6-K (File No. 001-38428) filed on May 30, 2025, and incorporated herein by reference.

4.4	Lease Agreement, dated March 27, 2014, by and between PolyPid Ltd. and Ogen Yielding Real Estate Ltd. (unofficial English translation from Hebrew original), filed as Exhibit 10.4 as Exhibit 10.4 to Form F-1 (File No. 333-238978) filed on June 22, 2020, and incorporated herein by reference.

4.5	Addendum to Lease Agreement, dated July 1, 2014, by and between PolyPid Ltd. and Ogen Yielding Real Estate Ltd. (unofficial English translation from Hebrew original), filed as Exhibit 10.4.1 to Form F-1 (File No. 333-238978) filed on June 22, 2020, and incorporated herein by reference.

4.6	Second Addendum to Lease Agreement, dated July 23, 2017, by and between PolyPid Ltd. and Ogen Yielding Real Estate Ltd. (unofficial English translation from Hebrew original), filed as Exhibit 10.4.2 to Form F-1 (File No. 333-238978) filed on June 22, 2020, and incorporated herein by reference.

4.7	Third Addendum to Lease Agreement, dated November 28, 2017, by and between PolyPid Ltd. and Ogen Yielding Real Estate Ltd. (unofficial English translation from Hebrew original), filed as Exhibit 10.4.3 to Form F-1 (File No. 333-238978) filed on June 22, 2020, and incorporated herein by reference.

4.8	Fourth Addendum to Lease Agreement, dated January 22, 2018, by and between PolyPid Ltd. and Ogen Yielding Real Estate Ltd. (unofficial English translation from Hebrew original), filed as Exhibit 10.4.4 to Form F-1 (File No. 333-238978) filed on June 22, 2020, and incorporated herein by reference.

4.9	Fifth Addendum to Lease Agreement, dated November 4, 2018, by and between PolyPid Ltd. and Ogen Yielding Real Estate Ltd. (unofficial English translation from Hebrew original), filed as Exhibit 10.4.5 to Form F-1 (File No. 333-238978) filed on June 22, 2020, and incorporated herein by reference.

4.10	Sixth Addendum to Lease Agreement, dated December 15, 2019, by and between PolyPid Ltd. and Ogen Yielding Real Estate Ltd. (unofficial English translation from Hebrew original), filed as Exhibit 10.4.6 to Form F-1 (File No. 333-238978) filed on June 22, 2020, and incorporated herein by reference.

4.11	Seventh Addendum to Lease Agreement, dated April 11, 2021 by and between PolyPid Ltd. and Ogen Yielding Real Estate Ltd. (unofficial English translation from Hebrew original), filed as Exhibit 4.11 to Form 20-F (File No. 001-38428) filed on February 28, 2022, and incorporated herein by reference.

4.12	Eighth Addendum to Lease Agreement, dated August 9, 2021, by and between PolyPid Ltd. and Ogen Yielding Real Estate Ltd. (unofficial English translation from Hebrew original), filed as Exhibit 4.12 to Form 20-F (File No. 001-38428) filed on February 28, 2022, and incorporated herein by reference.

4.13	Ninth Addendum to Lease Agreement, dated October 26, 2021, by and between PolyPid Ltd. and Ogen Yielding Real Estate Ltd. (unofficial English translation from Hebrew original), filed as Exhibit 4.13 to Form 20-F (File No. 001-38428) filed on February 28, 2022, and incorporated herein by reference.

4.14	Tenth Addendum to Lease Agreement, dated January 25, 2022, by and between PolyPid Ltd. and Ogen Yielding Real Estate Ltd. (unofficial English translation from Hebrew original), filed as Exhibit 4.14 to Form 20-F (File No. 001-38428) filed on February 28, 2022, and incorporated herein by reference.

4.15	Eleventh Addendum to Lease Agreement, dated January 14, 2024, by and between PolyPid Ltd. and Ogen Yielding Real Estate Ltd. (unofficial English translation from Hebrew original), filed as Exhibit 4.15 to Form 20-F (File No. 001-38428) filed on March 6, 2024, and incorporated herein by reference.

4.16	Sales Agreement, dated November 8, 2024, by and between PolyPid Ltd. and Oppenheimer & Co. Inc., filed as Exhibit 10.1 to form 6-K (File No. 001-38428) filed on November 8, 2024, and incorporated herein by reference.

4.17+	Agreement for the Provision of a Loan Facility of up to US$15,000,000 dated April 5, 2022, by and between Kreos Capital VI (Expert Fund) LP and PolyPid Ltd., filed as Exhibit 10.1 to Form 6-K (File No. 001-38428), filed on April 6, 2022, and incorporated herein by reference.

4.18+	First Amendment to the Agreement for the Provision of a Loan Facility of up to US$15,000,000 dated March 29, 2023, by and between Kreos Capital VI (Expert Fund) LP and PolyPid Ltd., filed as Exhibit 10.2 to Form 6-K (File No. 001-38428), filed on March 31, 2023, and incorporated herein by reference.

4.19+	Second Amendment to the Agreement for the Provision of a Loan Facility of up to US$15,000,000 dated March 29, 2023, by and between Kreos Capital VI (Expert Fund) LP and PolyPid Ltd., filed as Exhibit 99.6 to Form 6-K (File No. 001-38428), filed on August 2, 2024, and incorporated herein by reference.

4.20+	Third Amendment to the Agreement for the Provision of a Loan Facility of up to US$15,000,000 dated March 29, 2023, by and between Kreos Capital VI (Expert Fund) LP and PolyPid Ltd., filed as Exhibit 4.20 to Form 20-F (File No. 001-38428) filed on February 26, 2025, and incorporated herein by reference.

4.21+	License, Distribution and Supply Agreement, dated August 2, 2022, by and between PolyPid Ltd. and Mercury Pharma Group Limited, under the trade name Advanz Pharma Holdings, filed as Exhibit 10.1 to Form 6-K (File No. 001-38428), filed on August 8, 2022, and incorporated herein by reference.

4.22	Form of Securities Purchase Agreement, dated March 29, 2023, by and between the Company and the purchasers named therein, filed as Exhibit 10.1 to Form 6-K (File No. 001-38428), filed on March 31, 2023, and incorporated herein by reference.

4.23	Form of Securities Purchase Agreement between PolyPid Ltd. and the investors named therein, dated January 4, 2024, filed as Exhibit 99.2 to Form 6-K (File Number 001-38428), filed on January 5, 2024, and incorporated herein by reference.

4.24	Form of Registration Rights Agreement between PolyPid Ltd. and the investors named therein, dated January 4, 2024, filed as Exhibit 99.3 to Form 6-K (File Number 001-38428), filed on January 5, 2024, and incorporated herein by reference.

4.25	Form of Securities Purchase Agreement between PolyPid Ltd. and the investors named therein, dated August 1, 2024, filed as Exhibit 99.2 to Form 6-K (File Number 001-38428), filed on August 2, 2024, and incorporated by reference herein.

4.26	Form of Registration Rights Agreement between PolyPid Ltd. and the investors named therein, dated August 1, 2024, filed as Exhibit 99.3 to Form 6-K (File Number 001-38428), filed on August 2, 2024, and incorporated by reference herein.

4.27	Form of Securities Purchase Agreement between PolyPid Ltd. and the investors named therein, dated December 23, 2024, filed as Exhibit 99.2 to Form 6-K (File Number 001-38428), filed on December 26, 2024, and incorporated by reference herein.

4.28	Form of Registration Rights Agreement between PolyPid Ltd. and the investors named therein, dated December 23, 2024, filed as Exhibit 99.3 to Form 6-K (File Number 001-38428), filed on December 26, 2024, and incorporated herein by reference.

4.29	Form of Inducement Letter, filed as Exhibit 10.1 to Form 6-K (File Number 001-38428), filed on June 17, 2025, and incorporated herein by reference.

8.1	List of Subsidiaries, filed as Exhibit 8.1 to form 20-F (File No. 001-38428) filed on March 5, 2021 and incorporated herein by reference.

11.1	Insider Trading Policy (filed herewith).

12.1	Certification of the Principal Executive Officer pursuant to rule 13a-14(a) of the Securities Exchange Act of 1934 (filed herewith).

12.2	Certification of the Principal Financial Officer pursuant to rule 13a-14(a) of the Securities Exchange Act of 1934 (filed herewith).

13.1	Certification of the Principal Executive Officer pursuant to 18 U.S.C. 1350, furnished herewith.

13.2	Certification of the Principal Financial Officer pursuant to 18 U.S.C. 1350, furnished herewith.

15.1	Consent of Kost, Forer, Gabbay & Kasierer, Certified Public Accountants (Israel), an independent registered public accounting firm and a member firm of EY (filed herewith).

97.1	Clawback Policy, filed as Exhibit 97.1 to Form 20-F (File No. 001-38428) filed on March 6, 2024 and incorporated herein by reference.

101	The following financial information from the Registrant’s Annual Report on Form 20-F for the year ended December 31, 2025 formatted in XBRL (eXtensible Business Reporting Language): (i) Report of Independent Registered Public Accounting Firm; (ii) Consolidated Balance Sheets; (iii) Consolidated Statements of Operations; (iv) Consolidated Statements of Changes in Convertible Preferred Shares and Shareholders’ Equity (Deficit); (v) Consolidated Statements of Cash Flows; and (vi) Notes to the Consolidated Financial Statements, tagged as blocks of text and in detail.

104	Cover Page Interactive Data File (embedded within the Inline XBRL document).

+	Certain information contained in this Exhibit has been excluded pursuant to Item 601(b)(10)(iv) of Regulation S-K because it is both not material and is the type of information that PolyPid Ltd. treats as private or confidential.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on Form 20-F filed on its behalf.

POLYPID LTD.

Date: February 25, 2026	By:	/s/ Dikla Czaczkes Akselbrad
Dikla Czaczkes Akselbrad
Chief Executive Officer and Director

POLYPID LTD.

AND ITS SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2025

AUDITED

- - - - - - - - - - - - - - - - - - -

Kost Forer Gabbay & Kasierer 2 Pal-Yam Blvd. Eshel Bldg. Haifa 3309502, Israel	Tel: +972-4-8654000 Fax: +972-3-5633439 ey.com

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors of

POLYPID LTD.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of PolyPid Ltd. and its subsidiaries (the “Company”) as of December 31, 2025 and 2024, the related consolidated statements of operations, changes in shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2025, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2025 and 2024, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2025, in conformity with U.S. generally accepted accounting principles.

The Company’s Ability to Continue as a Going Concern

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1c to the financial statements, the Company has suffered recurring losses from operations and has stated that substantial doubt exists about the Company’s ability to continue as a going concern. Management’s evaluation of the events and conditions and management’s plans regarding these matters are also described in Note 1c. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

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

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current period audit of the financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective or complex judgments. The communication of the critical audit matter does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Going Concern

Description of the Matter

As discussed in Note 1c in the consolidated financial statements, the Company has incurred operating losses and negative cash flow from operations since inception and expects to continue to incur substantial losses for the foreseeable future. The Company does not generate product revenue and continues to do certain development and manufacture activities in order to receive regulatory approval prior to commercialization. As a result, the Company’s operations are dependent on its ability to raise additional funds. This dependency will continue until the Company is able to completely finance its operations by generating revenue from its products. On December 31, 2025, the Company’s cash and cash equivalents position is not sufficient to fund the Company’s planned operations for at least a year beyond the date of the issuance of the consolidated financial statements. Those factors raise substantial doubt about the Company’s ability to continue as a going concern.

We determined the Company’s ability to continue as a going concern is a critical audit matter due to the estimation and execution uncertainty regarding the Company’s future cash flows and the risk of bias in management’s judgments and assumptions in estimating these cash flows to conclude the Company would have sufficient liquidity to sustain itself for at least a year beyond the date of the issuance of the consolidated financial statements. This in turn led to a high degree of auditor subjectivity and judgment to evaluate the audit evidence supporting the liquidity conclusions.

How We Addressed the Matter in Our Audit

Addressing the matter involved performing procedures and evaluating audit evidence in connection with our overall opinion on the consolidated financial statements. Our audit procedures included testing the completeness, accuracy, and relevance of underlying data used in the Company’s assessment and evaluating the reasonableness of the assumptions included in the forecasted cash flows used in management’s assessment of whether the Company has sufficient liquidity to fund operations for at least one year from the issuance date of the consolidated financial statement.

We also compared the Company’s historical forecast to its actual results to assess the Company’s ability to accurately forecast and assess the sensitivity and impact of reasonably possible changes in the key assumptions and estimates included in management’s cash flow forecasts and liquidity position.

In addition, we assessed the adequacy of the Company’s disclosure included in Note 1c to the consolidated financial statements.

/s/ KOST FORER GABBAY & KASIERER
A Member of EY Global

We have served as the Company’s auditor since 2010.

Haifa, Israel

February 25, 2026

POLYPID LTD. AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands

	December 31,
	2025	2024
ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$6,402	$15,641
Restricted deposits	193	168
Short-term deposits	6,531	—
Pre-launch inventories	1,106	—
Prepaid expenses and other current assets	995	764

Total current assets	15,227	16,573

LONG-TERM ASSETS:
Property and equipment, net	5,094	6,075
Operating lease right-of-use assets	1,675	2,295
Other long-term assets	311	277

Total long-term assets	7,080	8,647

Total assets	$22,307	$25,220

The accompanying notes are an integral part of the consolidated financial statements.

POLYPID LTD. AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands (except share and per share data)

	December 31,
	2025	2024

LIABILITIES AND SHAREHOLDERS’ EQUITY

CURRENT LIABILITIES:
Trade payables	$2,856	$2,409
Accrued expenses and other current liabilities	2,734	2,566
Current maturities of long-term debt	988	6,787
Current maturities of operating lease liabilities	1,161	919

Total current liabilities	7,739	12,681

LONG-TERM LIABILITIES:
Long-term debt	-	634
Deferred revenues	2,548	2,548
Long-term operating lease liabilities	647	1,277
Other liabilities	400	396

Total long-term liabilities	3,595	4,855

COMMITMENTS AND CONTINGENT LIABILITIES (NOTE 8)

SHAREHOLDERS’ EQUITY:
Ordinary shares, no par value - Authorized: 107,800,000 shares at December 31, 2025 and 2024; Issued and outstanding: 18,204,002 and 10,190,904 shares at December 31, 2025 and 2024, respectively	-	-
Additional paid-in capital	312,473	275,015
Accumulated deficit	(301,500)	(267,331)

Total shareholders’ equity	10,973	7,684

Total liabilities and shareholders’ equity	$22,307	$25,220

The accompanying notes are an integral part of the consolidated financial statements.

POLYPID LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

U.S. dollars in thousands (except share and per share data)

	Year Ended December 31,
	2025	2024	2023

Operating expenses:
Research and development	$23,807	$22,811	$16,148
Marketing and business development	1,977	945	1,196
General and administrative	7,183	4,273	5,523

Operating loss	32,967	28,029	22,867
Loss on extinguishment of debt	512	-	-
Financial expense, net	685	951	929

Loss before income tax	34,164	28,980	23,796
Income tax expense	5	42	69

Net loss	$34,169	$29,022	$23,865

Loss per share:
Basic	$2.09	$4.91	$16.99
Diluted	$2.09	$4.91	$16.93

Weighted-average ordinary shares outstanding:
Basic	16,351,890	5,912,890	1,404,368
Diluted	16,351,890	5,912,890	1,421,308

The accompanying notes are an integral part of the consolidated financial statements.

POLYPID LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

U.S. dollars in thousands (except share data)

	Number of Ordinary shares		Additional paid-in capital		Accumulated deficit	Total shareholders’ equity (deficit)

Balances as of January 1, 2023	669,605	*)	$220,273		$(214,444)	$5,829
Share-based compensation	-		3,391		-	3,391
Issuance of ordinary shares, net (1)	637,660		8,723		-	8,723
Issuance of pre-funded warrants, net (2)	-		3,987		-	3,987
Modification of warrants	-		31		-	31
Reclassification of pre-funded warrants to Liabilities	-		(2,106)		-	(2,106)
Reclassification of pre-funded warrants to Equity	-		1,905		-	1,905
Cashless exercise of pre-funded warrants	345,151		-		-	-
Exercise of options	1,143		9		-	9
Net loss	-		-		(23,865)	(23,865)

Balances as of December 31, 2023	1,653,559		$236,213		$(238,309)	$(2,096)

Share-based compensation	-		2,824		-	2,824
Issuance of ordinary shares, warrants and pre-funded warrants, net (3)	8,537,345		35,863		-	35,863
Issuance of warrants (see Note 7)	-		115		-	115
Net loss	-		-		(29,022)	(29,022)

Balances as of December 31, 2024	10,190,904		$275,015		$(267,331)	$7,684

Share-based compensation	-		4,854		-	4,854
Issuance of ordinary shares, abeyance shares and warrants, net (4)	5,724,022		32,603		-	32,603
Exercise of pre-funded warrants	1,563,701		-	**)	-	- **)
Issued abeyance shares	725,000		-		-	-
Exercise of options	375		1		-	1
Net loss	-		-		(34,169)	(34,169)

Balances as of December 31, 2025	18,204,002		$312,473		$(301,500)	$10,973

(1)	Net of issuance costs of $757.
(2)	Net of issuance costs of $362.
(3)	Net of issuance costs of $2,894.
(4)	Net of issuance costs of $227.

*)	The balance as of January 1, 2023, has been retroactively adjusted to reflect the 1-for-30 reverse share split effected on September 18, 2023 (see Note 10a).
**)	Represents an amount lower than $1.

The accompanying notes are an integral part of the consolidated financial statements.

POLYPID LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands (except share data)

	Year Ended December 31,
	2025	2024	2023

Cash flows from operating activities:
Net loss	$(34,169)	$(29,022)	$(23,865)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation of property and equipment	1,458	1,622	1,822
Remeasurement of warrants	-	-	(201)
Non-cash financial expenses, net	213	697	1,727
Loss on extinguishment of debt	512	-	-
Share-based compensation expenses	4,854	2,824	3,391
Changes in assets and liabilities:
Pre-launch inventories	(1,106)	-	-
Prepaid expenses and other assets	(225)	(315)	641
Operating lease right-of-use assets	907	824	593
Operating lease liabilities	(675)	(723)	(494)
Trade payables	180	1,637	(369)
Accrued expenses and other liabilities	172	493	(481)

Net cash used in operating activities	(27,879)	(21,963)	(17,236)

Cash flows from investing activities:
Investment in bank deposits	(26,216)	(21,353)	(18,600)
Proceeds from bank deposits	19,722	21,099	22,600
Purchase of property and equipment	(210)	(76)	(196)

Net cash provided (used in) by investing activities	(6,704)	(330)	3,804

Cash flows from financing activities:
Proceeds from exercise of options	1	-	9
Proceeds from issuance of ordinary shares, warrants, pre-funded warrants and abeyance shares, net	32,603	35,863	12,710
Payment due to long-term debt	(6,376)	(3,322)	(2,618)
Payment of fees due to debt	(859)	(125)	(125)

Net cash provided by financing activities	25,369	32,416	9,976

Increase (decrease) in cash, cash equivalents and restricted deposits	(9,214)	10,123	(3,456)
Cash, cash equivalents and restricted deposits at the beginning of the year	$15,809	$5,686	$9,142

Cash, cash equivalents and restricted deposits at the end of the year	$6,595	$15,809	$5,686

The accompanying notes are an integral part of the consolidated financial statements.

POLYPID LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands (except share data)

	Year Ended December 31,
	2025	2024	2023

Supplemental disclosures of cash flows:
Interest paid	$557	$950	$1,038
Cash paid during the year for income taxes	$5	$3	$18

Supplemental disclosures of cash flow information:
Cash and cash equivalents	$6,402	$15,641	$5,309
Restricted deposits	193	168	300
Restricted deposits included in other long-term assets	-	-	77

Cash, cash equivalents and restricted deposits at the end of the year	$6,595	$15,809	$5,686

Supplemental disclosures of non-cash investing and financing information:
Property and equipment acquired by credit	$267	$-	$-
Right-of-use asset recognized with corresponding lease liability	$287	$1,522	$241
Credit line derivative	$-	$100	$127
Modification of warrants	$-	$-	$31
Warrants issued as part of credit line	$-	$115	$-

The accompanying notes are an integral part of the consolidated financial statements.

POLYPID LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 1:-	GENERAL

a.	PolyPid Ltd. (the “Company”) was incorporated under the laws of Israel and commenced operations on February 28, 2008. The Company is an innovative biopharmaceutical company dedicated to improving patient outcomes by elevating treatment effectiveness, right where care begins. The Company develops long-acting, controlled-release medicine designed to deliver therapy precisely at the site of care, addressing critical unmet medical needs across a wide and diverse pipeline spanning surgical care, metabolic diseases, and beyond. The Company’s lead product, D-PLEX100, successfully met its primary and all key secondary endpoints in the pivotal Phase 3 Surgical site Hospital acquired Infection prEvention with Local D-PLEX100 (“SHIELD II”) trial for the prevention of surgical site infections (“SSIs”). Through December 31, 2025, the Company has been primarily engaged in research and development.

b.	The Company’s wholly owned subsidiaries include a subsidiary in the United States of America (the “US Subsidiary”) and a subsidiary in Romania. The US Subsidiary’s operation focuses on marketing and business development of the Company’s operation in the United States of America.

c.	The Company’s activities since inception have consisted of performing research and development activities. Successful completion of the Company’s development programs and, ultimately, the attainment of profitable operations is dependent on future events, including, among other things, its ability to secure financing; obtain marketing approval from regulatory authorities; access potential markets; build a sustainable customer base; attract, retain and motivate qualified personnel; and develop strategic alliances. The Company’s operations are funded by its shareholders and research and development grants and the Company intends to seek further private or public financing as well as make applications for further research and development grants for continuing its operations. Although management believes that the Company will be able to successfully fund its operations, there can be no assurance that the Company will be able to do so or that the Company will ever operate profitably.

In June 2025, the Company announced positive top-line results from the SHIELD II Phase 3 trial. D-PLEX100 successfully met the primary efficacy endpoint, with statistically significant results (p<0.005) in 798 patients with large abdominal surgery incisions. The trial successfully met all key secondary efficacy endpoints, including a 60% reduction in the rate of SSIs in patients treated with D-PLEX100 arm versus standard of care arm (p<0.005). The Company intends to submit a New Drug Application (“NDA”) on a rolling basis, by the end of the first quarter of 2026.

The Company expects to continue to incur substantial losses for the foreseeable future. To fully execute its business plan, the Company will need to do certain development activities as well as manufacture the required clinical and commercial production batches in the pilot manufacturing plant. Further, the Company’s product candidates will require regulatory approval prior to commercialization, and the Company will need to establish sales, marketing and logistic infrastructures. These activities may span many years and require substantial expenditures to complete and may ultimately be unsuccessful. Any delays in completing these activities could adversely impact the Company.

As of December 31, 2025, the Company had cash and cash equivalents in the total amount of $6,402. During the year ended December 31, 2025, the Company incurred a net loss of $34,169 and had negative cash flows from operating activities of $27,879. In addition, the Company had an accumulated deficit of $301,500 at December 31, 2025.

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

Based on the abovementioned, as of the approval date of these consolidated financial statements, the Company has not raised the necessary funding in order to continue its activity for a period of at least one year after the date of the filing of this annual report on Form 20-F. The Company believes that the current cash balance will be sufficient to fund operations into the second half of 2026. Therefore, these factors raise a substantial doubt about the Company’s ability to continue as a going concern. The consolidated financial statements do not include any adjustments to the carrying amounts and classifications of assets and liabilities that might result should the Company be unable to continue as a going concern. Such adjustments could be material.

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

g.	Pre-launch inventories:

The Company capitalized pre-launch inventories prior to receiving regulatory approval since regulatory approval and subsequent commercialization of a product are considered probable and because future economic benefits from product sales are expected to be realized.

Pre-launch inventories that are capitalized consist exclusively of raw materials intended for use in future commercial manufacturing batches and do not include work-in-process or finished goods. In assessing whether pre-launch inventory should be capitalized, the Company considered a number of specific facts and circumstances, including the product’s shelf life, the product’s current status in the development and regulatory approval process (NDA to be submitted on a rolling basis beginning by the end of the first quarter of 2026), the viability of commercialization, and relevant market trends.

Towards the end of 2025, following the top-line results received in June 2025 and based on the Company’s assessment of the regulatory process related to D-PLEX100, the Company concluded that the criteria to capitalize expenditures for pre-launch inventory were met. As a result, the Company capitalized $1,106 of pre-launch inventories as of December 31, 2025.

If regulatory approval or market acceptance following approval of D-PLEX100 does not occur, or does not occur on a timely basis prior to the expiration of the related raw material shelf life, the Company may be required to write off some or all of the capitalized pre-launch inventories, which could adversely affect the Company’s financial condition and results of operations.

h.	Segment reporting:

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

Property and equipment are stated at cost, net of accumulated depreciation. Depreciation is calculated using the straight-line method over the estimated useful lives of the assets at the following rates:

%
Computers and software	33
Laboratory equipment	10 - 15
Furniture and office equipment	15
Leasehold improvements	Over the shorter of the term of the lease or its useful life

j.	Leases:

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

As of December 31, 2025 and 2024, no impairment losses have been identified.

l.	Research and development, net expenses:

Research and development expenses consist of personnel costs (including salaries, benefits and share-based compensation), materials, consulting fees and payments to subcontractors, chemical, manufacturing and control activities, costs associated with obtaining regulatory approvals, executing pre-clinical and clinical studies and maintenance and prosecution of the Company’s intellectual property rights. In addition, research and development expenses include overhead allocations consisting of various administrative and facilities related costs. The Company charges research and development expenses as expenses when incurred and are presented net of government grants (see Note 2m).

m.	Grants and participations:

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

The Company recognizes participations in research and development, as a reduction from research and development expenses in the amount of $0, $0 and $83 for the years ended December 31, 2025, 2024, and 2023, respectively.

From inception up until December 31, 2025, the Company received a total of $7,290 in grants, out of which royalty-bearing grants in the amount of $4,888 from the IIA, non-royalty bearing grants in the amount of $1,675 from the IIA and non-royalty bearing grants in the amount of $727 from the FP7.

POLYPID LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (CONT.)

n.	Accounting for share-based compensation:

Share-based compensation expense related to share-based awards is recognized based on the fair value of the awards granted and recognized as an expense on a straight-line basis over the requisite service period for awards subject to graded vesting based only on a service condition and the accelerated method for awards that are subject to performance or condition.

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

o.	Basic and diluted net loss per share:

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

The carrying amounts of cash and cash equivalents, restricted deposits, short-term deposits, prepaid expenses and other current assets, other long-term assets, trade payables, accrued expenses and other current and non-current liabilities approximate their fair value due to the short-term maturity of such instruments.

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

The Company measured the fair value of the contracts in accordance with ASC 820. Foreign currency derivative contracts are classified within Level 2 as the valuation inputs are based on quoted prices and market observable data of similar instruments. As of December 31, 2025 and 2024, the fair value of the options and forward contracts was $16 and $0, respectively. Financial expense (income) for the years ended December 31, 2025, 2024 and 2023, amounted to $(11), $(19) and 75, respectively.

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

POLYPID LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (CONT.)

r.	Income taxes: (Cont.)

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

As of December 31, 2025 and 2024, the Company’s uncertain tax position liability was $208. The Company’s policy is to accrue interest and penalties related to unrecognized tax benefits in its taxes on income.

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

As of December 31, 2025, the Company has yet to satisfy its performance obligation under the Agreement and, therefore, no revenues were recognized. Accordingly, the upfront payment amount was classified as a long-term deferred revenue in the Company’s consolidated balance sheet as of December 31, 2025.

t.	Concentration of credit risks:

Financial instruments that potentially subject the Company to concentration of credit risk consist principally of cash and cash equivalents, short-term deposits and restricted deposits. Cash, cash equivalents, short-term deposits and restricted deposits are deposited in major banks in Israel and in the United States of America. Such investments may be in excess of insured limits or not insured. Generally, cash and cash equivalents may be redeemed upon demand and, therefore, bear minimal risk.

The Company utilizes option and forward contracts to protect against the risk of overall changes in exchange rates. The derivative instruments hedge a portion of the Company’s non-dollar currency exposure. Counterparties to the Company’s derivative instruments are all major financial institutions.

u.	Severance pay:

All the Company’s employees who are Israeli citizens have subscribed to Section 14 of Israel’s Severance Pay Law, 5723-1963 (“Section 14”). Pursuant to Section 14, employees covered by this section are entitled to monthly deposits at a rate of 8.33% of their monthly salary, made on their behalf by the Company. Payments in accordance with Section 14 release the Company from any future severance liabilities in respect of those employees. Neither severance pay liability nor severance pay fund under Section 14 for such employees is recorded on the Company’s consolidated balance sheets. Severance pay expense for the years ended December 31, 2025, 2024 and 2023, amounted to $476, $404 and $401, respectively.

POLYPID LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (CONT.)

u.	Severance pay: (Cont.)

The US Subsidiary has a Safe Harbor 401(k) plan covering all the US Subsidiary employees. All eligible employees may elect to contribute up to 100% of their payroll compensation (minus mandatory payroll deductions) to the plan, for 2025, up to a maximum of $24 per year (for employees over 50 years of age the maximum contribution was $31 per year), as determined by the U.S. Internal Revenue Service (“IRS”). The US Subsidiary matches at 100%, on each payroll, up to 5% of the employee compensation to the plan within the IRS limits (which was set at $350 in 2025 for purposes of the plan).

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

As of December 31, 2025 and 2024, no liability due to legal matters has been accrued.

w.	Recently adopted accounting pronouncements:

In December 2023, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) 2023-09, Income Taxes (Topic 740) - Improvements to Income Tax Disclosures. The ASU requires that an entity disclose specific categories in the effective tax rate reconciliation, as well as provide additional information for reconciling items that meet a quantitative threshold. Further, the ASU requires certain disclosures of state versus federal income tax expense and taxes paid. The amendments in this ASU are required to be adopted for fiscal years beginning after December 15, 2024. The Company adopted ASU 2023-09 during the year ended December 31, 2025, on a prospective basis. The adoption of this ASU affected only the Company’s disclosures to its consolidated financial statements (refer to Note 9e).

x.	Recently issued accounting pronouncements not yet adopted:

In November 2024, the FASB issued ASU 2024-03, Income Statement-Reporting Comprehensive Income-Expense Disaggregation Disclosures (Subtopic 220-40) - Disaggregation of Income Statement Expenses. The ASU requires, among other items, additional disaggregated disclosures in the notes to the financial statements for certain categories of expenses that are included in the consolidated statements of operations. ASU 2024-03 is effective for fiscal years beginning after December 15, 2026, and for interim periods within fiscal years beginning after December 15, 2027, with early adoption permitted, and may be applied either prospectively or retrospectively. The Company is currently evaluating the effect of adopting the ASU on its disclosures.

POLYPID LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (CONT.)

x.	Recently issued accounting pronouncements not yet adopted: (Cont.)

In July 2025, the FASB issued ASU 2025-05, Financial Instruments-Credit Losses (Topic 326) - Measurement of Credit Losses for Accounts Receivable and Contract Assets. The ASU provides a practical expedient to measure credit losses on current accounts receivable and contract assets under ASC No. 606, “Revenue from Contracts with Customers.” The practical expedient assumes that current conditions as of the balance sheet date do not change for the remaining life of the asset. For public business entities, ASU 2025-05 is effective for annual reporting periods beginning after December 15, 2025, and interim reporting periods within those annual reporting periods. Early adoption of ASU 2025-05 is permitted. The Company is currently evaluating the effect of adopting the ASU on its disclosures.

In December 2025, the FASB issued ASU 2025-11, Interim Reporting (Topic 270) - Narrow-Scope Improvements. The ASU was updated to improve the navigability of the required interim disclosures within ASC No. 270 and to clarify when the guidance applies. This ASU is not intended to change the fundamental nature of interim reporting or expand or reduce current interim disclosure requirements. The amendments in this ASU are required to be adopted for interim reporting periods beginning after December 15, 2027, with early adoption permitted, and may be applied either through a prospective or retrospective approach. The Company is currently evaluating the effect of adopting the ASU on its condensed consolidated financial statement disclosures.

In December 2025, the FASB issued ASU 2025-10, Government Grants (Topic 832): Accounting for Government Grants Received by Business Entities. The update provides recognition, measurement, presentation, and disclosure requirements for government grants, including guidance for grants related to an asset and grants related to income. The amendments introduced two permitted approaches for asset-related grants: a deferred income approach or a cost accumulation approach. The guidance is effective for the Company beginning January 1, 2029, with early adoption permitted. The Company is currently evaluating the impact on its consolidated financial statement.

POLYPID LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 3:-	PREPAID EXPENSES AND OTHER CURRENT ASSETS

	December 31,
	2025	2024

Government authorities	$605	$166
Prepaid expenses	363	330
Other current assets	27	268

	$995	$764

NOTE 4:-	PROPERTY AND EQUIPMENT, NET

	December 31,
	2025	2024

Cost:
Computers and software	$775	$630
Laboratory equipment	8,441	8,167
Furniture and office equipment	188	173
Leasehold improvements	6,567	6,524

	15,971	15,494
Less - Accumulated depreciation	(10,877)	(9,419)

Depreciated cost	$5,094	$6,075

Depreciation expenses amounted to $1,458, $1,622 and $1,822 for the years ended December 31, 2025, 2024 and 2023, respectively.

The majority of the Company’s property and equipment is located in Israel.

NOTE 5:-	LEASES

a.	The Company’s facilities are leased under operating lease agreements for periods ending no later than 2027.

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

The Company has bank guarantees in connection with the facilities lease agreements in the total amount of $298. Accordingly, cash, in the same amount, was restricted in bank deposits. The Company also leases motor vehicles under various operating leases, the latest of which expires in 2028.

b.	The weighted average remaining lease term as of December 31, 2025 and 2024, is 1.64 and 2.50 years, respectively.

Weighted average discount rate as of December 31, 2025 and 2024, is 10.63% and 10.40%, respectively.

POLYPID LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 5:-	LEASES (CONT.)

c.	The components of operating lease expense for the years ended December 31, 2025, 2024 and 2023 were $1,103, $1,042 and $1,170, respectively.

d.	Lease liability as of December 31, 2025, is as follows:

2026	1,229
2027	678
2028	36

Total undiscounted lease payments	1,943
Less - imputed interest	(135)

Present value of lease liabilities	$1,808

e.	The following table presents supplemental cash flow information related to the lease costs for operating leases as of December 31, 2025:

Cash paid for amounts included in measurement of lease liability:
Operating cash flows for operating leases	$1,129

The following table presents supplemental cash flow information related to the lease costs for operating leases as of December 31, 2024:

Cash paid for amounts included in measurement of lease liability:
Operating cash flows for operating leases	$900

NOTE 6:-	ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

	December 31,
	2025	2024

Employees and payroll accruals	$2,379	$1,079
Accrued expenses	347	1,464
Other liabilities	8	23

	$2,734	$2,566

POLYPID LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 7:-	LINE OF CREDIT ARRANGEMENT

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

On March 29, 2023, the Company entered into an amendment to the Credit Line (the “Amendment”). Pursuant to the Amendment, 70% of the remaining principal and interest repayments was to be delayed and repaid on a monthly equal basis from August 2024 to May 2026. The amended secured Credit Line bore interest at the rate of 10%. In addition, the Company paid to Kreos a restructuring fee consisting of 1% on the closing date of the Amendment and will pay an incremental 3% at the maturity of the Amendment. In return for this additional deferral of repayment, Kreos has the right to receive a potential claw-back payment on account of the then outstanding principal amount (the “Claw-Back”). This Claw-Back mechanism will be triggered by additional incoming funds from future collaboration and partnership agreements or additional funding. If triggered, the minimum Claw-Back to be paid was $1,500, but was not to exceed $3,000. During the first quarter of 2024, the Company repaid $1,500 due to the Claw-Back.

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

The amended secured Credit Line now bears interest at a rate of 12.00%, and the Company will pay a restructuring fee to Kreos of $125. In return for this additional deferral of repayment, Kreos has the right to receive a potential Claw-Back.

The Claw-Back to be paid will not exceed $4,500, out of which $1,904 was already paid as of December 31, 2024. As part of the Second Amendment, the Company issued to Kreos a warrant to purchase 40,000 ordinary shares of the Company at an exercise price of $3.61 per share.

The Company evaluated the amendments under ASC 470-50, “Debt - modification and extinguishment”, and concluded that the terms of the new debt and the original debt are not substantially different, therefore the debt restructuring is accounted as debt modification where no gain or loss was recognized.

On January 6, 2025, the Company entered into an amendment to the Credit Line (the “Third Amendment”). Pursuant to the Third Amendment, 60% of the principal and interest repayments which were originally scheduled to be paid until the end of June 2025, were delayed and were repaid in July 2025. The Company paid a restructuring fee to Kreos of $160 and the end of loan payment was increased from 5% to 7%.

On January 8, 2025, and on July 4, 2025, the Company repaid $724 and $1,335, respectively, due to the Claw-Back. The Claw-Back to be paid will not exceed $4,500, out of which $3,963 was already paid as of December 31, 2025.

The Company evaluated the Third Amendment under ASC 470-50, “Debt - modification and extinguishment”, and concluded that the change in the debt instrument was accounted for as an extinguishment of debt due to the terms of the new debt and the original debt being substantially different. At the date of extinguishment, the Company derecognized the carrying amount of old debt of $7,421 and recorded the new debt at the fair value of $7,933, resulting in a $512 loss.

The Credit Line is denominated in U.S. dollars and bears interest at an annual rate equal to 9.25% until the First Amendment, 10% from the First Amendment to the Second Amendment, and 12% From the Second Amendment. The interest paid due to the Credit Line for the years ended December 31, 2025 and 2024 amounted to $557 and $950, respectively.

During the years ended December 31, 2025, 2024 and 2023, the Company recognized $873, $1,651 and $1,685 of interest expenses related to the Credit Line, respectively, which were included as part of financial expenses in the Company’s statements of operations.

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

The fair value of the derivative amounted to $0 and $19 as of December 31, 2025 and December 31, 2024, respectively. Changes in the fair value of the derivative liabilities are determined at each period end. The liability due to the derivative was classified under other long-term liabilities in the consolidated balance sheet as of December 31, 2024.

The Company incurred debt restructuring costs, which were fully paid in cash, and are presented as a direct deduction against the carrying amount of the debt and amortized to interest expense using the effective interest method.

NOTE 8:-	COMMITMENTS AND CONTINGENT LIABILITIES

In connection with its research and development programs, through December 31, 2025, the Company received participation payments from the IIA in the aggregate amount of $4,888. In return for the IIA’s participation, the Company is committed to pay royalties at a rate of 3% of sales of the developed products, up to 100% of the amount of grants received plus interest at SOFR rate. Through December 31, 2025, no royalties have been paid or accrued.

NOTE 9:-	INCOME TAXES

a.	Corporate tax rates:

The corporate tax rate in Israel in 2025, 2024 and 2023 was 23%.

The United States of America (“USA”) federal rate was 21% and the state corporate income tax rates range from 6.5% to 11.5% for the years ended December 31, 2025, 2024 and 2023. The Company is subject to USA income tax laws. There are no provisions for United States of America federal, state or other taxes for any period.

Loss before taxes is comprised as follows:

	Year Ended December 31,
	2025	2024	2023

Domestic (Israel)	$33,228	$28,567	$23,348
Foreign (USA)	936	413	448

	$34,164	$28,980	$23,796

b.	Net operating losses carryforward:

The Company has accumulated losses for tax purposes as of December 31, 2025, in the amount of approximately $257,690 which may be carried forward and offset against taxable income in the future for an indefinite period.

c.	Tax assessment:

The Company has net operating losses from prior tax periods which may be subjected to examination in future periods. As of December 31, 2025, the Company’s tax years until December 31, 2020, are subject to the statute of limitation in Israel.

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

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. The Company’s deferred tax assets are comprised of operating loss carryforwards and other temporary differences. Significant components of the Company’s deferred tax assets are as follows:

	December 31,
	2025	2024
Deferred tax assets:
Carryforward losses	$59,269	$45,753
Research and development expenses	5,511	4,249
Operating lease liabilities	416	505
Reserves and allowances	420	187

Deferred tax assets before valuation allowance	65,616	50,694
Valuation allowance	(65,230)	(50,166)

Total deferred tax assets	386	528

Deferred tax liabilities:
Operating lease ROU assets	(386)	(528)

Total deferred tax liabilities	(386)	(528)

Net deferred tax assets, net	$-	$-

Management currently believes that since the Company has a history of losses, and there is uncertainty with respect to future taxable income of the Company, it is more likely than not that the deferred tax assets will not be utilized in the foreseeable future. Thus, a full valuation allowance was provided to reduce deferred tax assets to their realizable value.

e.	Income taxes:

Income taxes are comprised of current tax expenses, all foreign (USA), federal and state, which amounted to $5 and $42 for the years ended December 31, 2025 and 2024, respectively.

During 2025 the amounts of cash income taxes paid by the Company were $5, all foreign (USA), federal and state.

For 2025 and 2024, prior to the adoption of ASU 2023-09, the main reconciling items of the Company’s statutory tax rate of 23% and the effective tax rate of (0.01)% and (0.1)%, respectively, were tax carryforward losses and other temporary differences, such as research and development expenses, for which a full valuation allowance was provided.

POLYPID LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 9:-	INCOME TAXES (CONT.)

e.	Income taxes: (Cont.)

A reconciliation of the provision for income taxes to the amount computed by applying the 23% statutory Israeli income tax rate to income before income taxes after the adoption of ASU 2023-09 is as follows:

	Year Ended December 31, 2025
	USD In Thousands	Percent

Tax at Israeli Statutory Rate	(7,858)	23%
Changes in Valuation Allowances	7,044	21%
Nontaxable and Nondeductible Items
Share-based payment awards	1,040	3%
Other adjustments	(24)	0%
Foreign Tax Effects
USA
Othe adjustments	(197)	1%

Effective Tax Rate	$5	0%

NOTE 10:-	SHAREHOLDERS’ EQUITY

a.	Reverse Share Split:

On September 18, 2023, the Company’s board of directors approved a 1-for-30 reverse share split. No fractional shares were issued, and no cash or other consideration was paid as a result of the reverse share split. Instead, the Company issued one additional whole share of the post-reverse share split ordinary share to any shareholder who otherwise would have received a fractional share as a result of the reverse share split. The amount of authorized ordinary shares was not affected. All issued and outstanding share and per share amounts included in the accompanying consolidated financial statements have been adjusted to reflect this reverse share split for all periods presented.

b.	Ordinary share capital (with no par value each) following the reverse share split is composed as follows:

	December 31, 2025		December 31, 2024
	Authorized	Issued and outstanding	Authorized	Issued and outstanding
	Number of shares

Ordinary shares	107,800,000	18,204,002	107,800,000	10,190,904

POLYPID LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 10:-	SHAREHOLDERS’ EQUITY (CONT.)

c.	Controlled Equity Offering Sales Agreement (the “Sales Agreement”):

In November 2024, the Company entered into a Sales Agreement, with Oppenheimer & Co. Inc. (the “Agent”).

Pursuant to the Sales Agreement, the Company may offer and sell, from time to time, its ordinary shares, through the Agent in an at the market offering (“ATM’”), as defined in Rule 415(a)(4) promulgated under the Securities Act of 1933, as amended, for an aggregate offering price of up to $15,000 on November 26, 2025.

During the year ended December 31, 2024, the Company sold 464 ordinary shares under the ATM for a total amount of $2.

During the year ended December 31, 2025, the Company sold 1,650,827 ordinary shares under the ATM for a total amount of $5,913, net of issuance cost in the amount of $223.

d.	Private placements and public offerings:

On January 4, 2024, the Company entered into a definitive securities purchase agreement for a private placement financing, led by leading U.S. life sciences-focused investors and certain existing investors. Under the securities purchase agreement, the investors purchased 3,143,693 of the Company’s ordinary shares at a purchase price of $4.81 per share, pre-funded warrants to purchase up to 227,619 ordinary shares at an exercise price of $0.0001 per share and warrants to purchase up to 3,371,312 ordinary shares at an exercise price of $5.50 per share (the “January 2024 Warrants”). The January 2024 Warrants expire upon the earlier of two years from the date of issuance and 10 trading days following the Company’s announcement of the positive recommendation by Data Safety Monitoring Board regarding the Company’s unblinded interim analysis in its SHIELD II Phase 3 trial of D-PLEX100 resulting in the stopping of the trial due to positive efficacy. The proceeds to the Company amounted to $15,002, net of issuance cost of $1,216.

Exercise of the warrants in full would result in an additional $18,542 in proceeds to the Company. The closing of the offering occurred on January 9, 2024.

On May 20, 2025, the 227,619 pre-funded warrants were exercised to 227,619 ordinary shares.

On June 16, 2025, 2,190,121 January 2024 Warrants were exercised as part of the Inducement Letter as defined below.

In accordance with ASC 480 and ASC 815, the pre-funded warrants and the warrants were qualified for equity accounting. The fair value for each warrant to purchase an ordinary share is $4.52.

On August 1, 2024, the Company entered into a definitive securities purchase agreement for a private placement financing. Under the securities purchase agreement, the investors purchased 2,006,226 of the Company’s ordinary shares at a purchase price of $3.61 per share, pre-funded warrants to purchase up to 229,231 ordinary shares at an exercise price of $0.0001 per share and warrants to purchase up to 1,676,588 ordinary shares at an exercise price of $3.61 per share (the “August 2024 Warrants”).

POLYPID LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 10:-	SHAREHOLDERS’ EQUITY (CONT.)

d.	Private placements and public offerings: (Cont.)

The August 2024 Warrants expire upon the earlier of two years from the date of issuance and 10 trading days following the Company’s announcement of the recommendation by the DSMB regarding the Company’s unblinded interim analysis in its SHIELD II Phase 3 trial of D- PLEX100 resulting in either the stopping of the trial due to positive efficacy, or continuation to planned patient recruitment (up to 630 subjects). The closing of the offering occurred on August 6, 2024. The proceeds to the Company amounted to approximately $7,536, net of issuance costs of $532. Exercise of the warrants in full would result in an additional $6,052 in proceeds to the Company.

In June 2025 the 229,231 pre-funded warrants were exercised to 229,230 ordinary shares.

On December 26, 2024, the Company entered into a definitive securities purchase agreement for a private placement financing. Under the securities purchase agreement, the investors purchased 3,386,962 of the Company’s ordinary shares, at a purchase price of $3.22 per share, pre-funded warrants to purchase up to 1,106,868 ordinary shares at an exercise price of $0.0001 per share and warrants to purchase up to 6,740,745 ordinary shares at an exercise price of $4.00 per share (the “December 2024 Warrants”). The December 2024 Warrants expire upon the earlier of nine months from the date of issuance and 10 trading days following the Company’s announcement of the top-line results in the Company’s SHIELD II Phase 3 trial of D-PLEX100. The closing of the offering occurred on December 26, 2024. The offering resulted in proceeds to the Company of $13,325, net of issuance costs of $1,146. Exercise of the warrants in full would result in an additional $26,963 in proceeds to the Company.

On June 16, 2025, 5,436,393 December 2024 Warrants were exercised as part of the Inducement Letter as defined below and on June 23, 2025, 10 trading days following the Company’s announcement of the top-line results in the Company’s SHIELD II Phase 3 trial of D-PLEX100 the remaining 1,304,352 warrants expired.

On June 9, 2025, and September 4, 2025, 513,517 and 593,351, pre-funded warrants were exercised to 513,501 and 593,351 ordinary shares, respectively.

On June 16, 2025, the Company entered into an inducement offer letter agreement (the “Inducement Letter”) with certain holders (each, a “Holder”) of (i) 2,190,121 January 2024 Warrants to purchase up to 2,190,121 of the Company’s ordinary shares and (ii) 5,436,393 December 2024 Warrants to purchase up to 5,436,393 ordinary shares (together with the January 2024 Warrants, the “Existing Warrants”). Pursuant to the Inducement Letter, each Holder agreed to exercise for cash its Existing Warrants to purchase an aggregate of 7,626,514 ordinary shares, at an exercise price of $3.50 per ordinary share, in consideration of the Company’s agreement to issue new warrants (the “New Warrants”) to purchase up to 7,626,514 ordinary shares (the “New Warrant Shares”), at an exercise price of $4.50 per ordinary share. The Company received aggregate net proceeds of $26,690 from the exercise of the Existing Warrants by the Holders after deducting offering expenses payable by the Company, net of issuance cost in the amount of $4.

POLYPID LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 10:-	SHAREHOLDERS’ EQUITY (CONT.)

d.	Private placements and public offerings: (Cont.)

In December 2025, 725,000 shares held in abeyance were issued to 725,000 ordinary shares. Of the 7,626,514 ordinary shares underlying the Existing Warrants, 2,828,319 shares issuable to certain Holders were held in abeyance as of December 31, 2025, due to beneficial ownership restrictions in the Existing Warrants.

The terms of the Inducement Letter were accounted for as a modification of the Existing Warrants under ASC 815-40. Because both the Existing Warrants and the New Warrants qualified for equity classification before and after the transaction, and since the purpose of the modification was to induce immediate cash exercise of the Existing Warrants and raise equity capital, the Company recognized the modification as an equity issuance. Accordingly, the impact of the modification, totaling $2,317, was recorded as an equity issuance cost. The New Warrants are exercisable for a period of two years from the date of issuance.

e.	Ordinary shares rights:

The ordinary shares confer upon their holders the right to participate in the general meetings of the Company, to vote at such meetings (each share represents one vote), and to participate in any distribution of dividends or any other distribution of the Company’s property, including the distribution of surplus assets upon liquidation.

f.	Share option plan:

The Company has authorized, through its 2012 Share Option Plan, the grant of options to officers, directors, advisors, management and other key employees of up to 3,512,403 ordinary shares. The options granted generally have a four-year vesting period and expire ten years after the date of grant. Options granted under the Company’s option plan that are canceled or forfeited before expiration become available for future grant.

On May 6, 2024, the Company’s board of directors approved to increase the Company’s options pool by an additional 2,000,000 options from 312,403 to 2,312,403.

On May 12, 2025, the Company’s board of directors approved to increase the Company’s options pool by an additional 1,200,000 options from 2,312,403 to 3,512,403.

As of December 31, 2025, 568,646 of the Company’s options were available for future grants.

The Black-Scholes option pricing model assumptions used to value the employee and non-employees share options at the grant dates are presented in the following table by years:

	2025	2024	2023

Dividend yield (%)	0	0	0
Expected volatility (%)	103.0-104.8	97.1-103.0	92.59-95.67
Risk-free interest rate (%)	3.78-4.14	3.74-5.06	3.38-4.71
Expected term (in years)	5.85-6.1	0.5-6.1	5.3-6.1

POLYPID LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 10:-	SHAREHOLDERS’ EQUITY (CONT.)

f.	Share option plan: (Cont.)

These assumptions and estimates were determined as follows:

o	Fair Value of Ordinary Shares - The fair value of each ordinary share was based on the closing price of the Company’s publicly traded ordinary shares as reported on the date of the grant.

o	Dividend Yield - The Company has never declared or paid any cash dividends and does not presently plan to pay cash dividends in the foreseeable future. As a result, an expected dividend yield of zero percent was used.

o	Expected Volatility - As the Company has a short trading history for its ordinary shares, the expected volatility is derived from the average historical share volatilities of several unrelated public companies within the Company’s industry that the Company considers to be comparable to its own business over a period equivalent to the option’s expected term.

o	Risk-Free Interest Rate - The risk-free rate for the expected term of the options is based on the Black-Scholes option pricing model on the yields of United States of America Treasury securities with maturities appropriate for the expected term of employee share option awards.

o	Expected term - The expected term represents the period that options are expected to be outstanding. For option grants that are considered to be “plain vanilla,” the Company determines the expected term using the simplified method. The simplified method deems the term to be the average of the time-to-vesting and the contractual life of the options.

Milestone-based options

On May 6, 2024, the board of directors granted a total of 280,000 milestone-based options to the Company’s officers. The milestone condition was set as either the interim analysis outcome of early stopping of the Company’s SHIELD II Phase 3 trial of D-PLEX100 for efficacy or top-line results (primary endpoint) with overall alpha level of up to (and including) 5%. The average exercise price is $4.64 per share.

On July 2, 2024, the Company’s shareholders approved a grant of 198,900 options and 132,600 milestone-based options to the Company’s Chief Executive Officer. The exercise price for both grants was set at $4.64 per share.

On May 12, 2025, the Company’s board of directors granted a total of 188,800 milestone-based options to the Company’s officers. The milestone condition was set as top-line results (primary endpoint) with overall alpha level of up to (and including) 5%. The average exercise price is $2.67 per share.

On June 25, 2025, the Company’s shareholders approved a grant of 120,000 options and 80,000 milestone-based options to the Company’s Chief Executive Officer. The exercise price for both grants was set at $2.67 per share.

POLYPID LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 10:-	SHAREHOLDERS’ EQUITY (CONT.)

f.	Share option plan: (Cont.)

On June 9, 2025, the Company announced positive results in the Company’s SHIELD II Phase 3 trial of D-PLEX100, and as a result the milestone condition was met. As a result, the Company recognized $2,147 of share-based compensation expenses using the accelerated method during 2025.

The Black-Scholes option pricing model assumptions used to value the employee share options at the grant dates are presented in the following table for the year ended December 31, 2025:

Dividend yield (%)	0
Expected volatility (%)	95.32-95.56
Risk-free interest rate (%)	4.24-4.40
Expected term (in years)	10

A summary of the status of options to employees and non-employees under the Company’s option plan as of December 31, 2025, and changes during the relevant period ended on that date is presented below:

	Number of options	Weighted average exercise price	Aggregate intrinsic value		Weighted average remaining contractual life (years)

Outstanding at beginning of year	1,814,551	$6.65	$46		9.14
Granted	1,205,240	2.75
Exercised	(375)	2.67	$-	*)
Forfeited	(78,218)	16.67
Expired	(3,390)	6.76

Outstanding at end of year	2,937,808	$4.78	$1,932		8.69

Exercisable options at end of year	1,051,550	$6.34	$397		8.32

Vested and expected to vest	2,937,808	$4.78	$1,932		8.69

*)	Represents an amount lower than $1.

The weighted average grant date fair value of options granted during the year ended December 31, 2025, 2024 and 2023 was $2.50, $3.80 and $7.66, respectively.

POLYPID LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 10:-	SHAREHOLDERS’ EQUITY (CONT.)

f.	Share option plan: (Cont.)

The total share-based compensation expense recognized by the Company’s departments for the three years ended December 31, 2025, 2024 and 2023, was comprised as follows:

	Year Ended December 31,
	2025	2024	2023

Research and development	$1,931	$1,539	$1,791
Marketing and business development	650	291	339
General and administrative	2,273	994	1,261

Total share-based compensation expense	$4,854	$2,824	$3,391

As of December 31, 2025, there were unrecognized compensation costs of $5,336, which are expected to be recognized over a weighted average period of approximately 2.51 years.

g.	Warrants:

Further to the discussion in Note 7, as of April 26, 2022, July 19, 2022 and August 1, 2024, the Company measured the fair value of the warrants to purchase ordinary shares (a Level 3 valuation) using the Black-Scholes option pricing model.

As of August 1, 2024, the relative fair value of the warrants to purchase ordinary shares issued to Kreos was $115, which was calculated using the following assumptions:

August 1,
2024

Share price ($)	3.65
Exercise price ($)	3.61
Expected volatility (%)	88
Adjustment to risk-free interest rate (%)	3.89
Dividend yield (%)	0
Risk-free interest rate (%)	3.89
Expected life (in years)	7.00

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

As of December 31, 2025, all warrants are exercisable into ordinary shares, in which the outstanding issued warrants to purchase ordinary shares as of December 31, 2025, were as follows:

Grant date	Warrants outstanding as of December 31, 2025	Average Exercise price per share ($)	Warrants exercisable as of December 31, 2025	Exercisable through

April 2022	5,193	$12.60	5,193	April 2029
July 2022	1,298	$12.60	1,298	April 2029
January 2024	1,181,191	$5.50	1,181,191	January 2026 *) **)
August 2024	1,676,588	$3.61	1,676,588	August 2026 *) **)
April 2022	40,000	$3.61	40,000	August 2031
June 2025	7,626,514	$4.50	7,626,514	June 2027 *) **)

	10,530,784		10,530,784

*)	See Note 10d.
**)	See Note 13.

POLYPID LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 11:-	FINANCIAL EXPENSES, NET

	Year Ended December 31,
	2025	2024	2023

Financial expenses:
Financial expenses from credit line and derivative	$874	$1,510	$1,618
Foreign currency transaction gains, net	326	-	-
Other financial expenses	14	15	93

Total financial expenses	1,214	1,525	1,711

Financial income:
Foreign currency transaction gains, net	-	(113)	(33)
Interest income from bank deposits	(517)	(442)	(548)
Other financial income	(12)	(19)	-
Remeasurement of warrants	-	-	(201)

Total financial income	(529)	(574)	(782)

Total financial expense, net	$685	$951	$929

NOTE 12:-	BASIC AND DILUTED NET LOSS PER SHARE

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

The potential ordinary shares that were excluded from the computation of diluted net loss per share attributable to ordinary shareholders for the periods presented because including them would have been anti-dilutive are as follows:

	December 31,
	2025	2024	2023
	Number of ordinary shares

Ordinary share options	1,051,550	267,776	71,456
Warrants	10,530,784	13,398,854	7,088

	11,582,334	13,666,630	78,544

NOTE 13:-	SUBSEQUENT EVENTS

a.	Further to the discussion in Note 10d, during January 2026, the remaining 1,181,191 January 2024 Warrants expired.

b.	Further to the discussion in Note 10c, during January and February 2026, the Company sold 79,302 ordinary shares under the ATM for a total amount of $364, net of issuance cost.

c.	Further to the discussion in Note 10d, during January and February 2026, 103,950 warrants from the New Warrants were exercised to 103,950 ordinary shares for a total amount of $468, and 1,007,616 warrants from the August 2024 Warrants were exercised to 716,757 ordinary shares and 290,859 pre-funded warrants with an exercise price of $0.0001 for a total amount of $3,637.

- - - - - - - - - - - - - - - - - - - -